Form 20-F
period 2022-12-31
NWTN, Inc.
filed 2023-05-25
CIK 1932737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2022

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

For the transition period from _________ to __________

Commission file number 001-41559

NWTN Inc.

(Exact Name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

c/o Alan Nan WU

Office 114-117, Floor 1, Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive offices)

c/o Alan Nan WU

Office 114-117, Floor 1, Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

Telephone: (971) 5-0656-3888

Email: IR@NWTNMotors.com

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Ordinary Shares, with par value $0.0001 per share	NWTN	The Nasdaq Stock Market LLC
Warrants, each exercisable for one-half (1/2) of one Class B Ordinary Share at an exercise price of $11.50 per full share	NWTNW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of December 31, 2022, 32,715,010 Class A ordinary shares and 253,470,511 Class B ordinary shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

 Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes  ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
By the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes  ☐ No

i

CERTAIN TERMS AND CONVENTIONS

Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours,” and “NWTN” refer to NWTN Inc., an exempted company incorporated under the laws of the Cayman Islands. In this annual report:

“$,” “USD,” “US$” and “U.S. dollar” each refers to the United States dollar.

“Amended and Restated Memorandum and Articles of Association” means the amended and restated memorandum and articles of association of NWTN, dated November 11, 2022.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of April 15, 2022, as amended as of September 28, 2022, by and among NWTN, East Stone, ICONIQ, the First Merger Sub, the Second Merger Sub and the Purchaser Representative.

“Business Combination” means the Mergers and the other transactions contemplated by the Business Combination Agreement and related ancillary documents.

“Cayman Act” means the Companies Act (As Revised) of the Cayman Islands.

“Closing” or “Closing Date” means the closing of the Business Combination, or November 11, 2022.

“Code” means the Internal Revenue Code of 1986, as amended.

“East Stone” means East Stone Acquisition Corporation, a British Virgin Islands business company.

“EarlyBird” refers to EarlyBird Capital, Inc.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“First Merger Sub” means Muse Merger Sub I Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of NWTN prior to the consummation of the Business Combination.

“Founder Shares” means the 3,450,000 ordinary shares of East Stone that were issued to initial shareholders of East Stone prior to East Stone’s initial public offering of East Stone, and which were converted into Class B ordinary shares of NWTN upon the consummation of the Business Consummation.

“Frost & Sullivan” means Frost & Sullivan (Beijing) Inc., an experienced consultant in the PRC and global EV industry, who has been engaged by ICONIQ as an independent consultant to provide an industry report (the “Frost & Sullivan Report”) for use in whole or in part by the Company. The information derived from the Frost & Sullivan Report estimates of the market conditions based on information from various sources. ICONIQ believes that the sources of the information and statistics contained in and derived from the Frost & Sullivan Report are appropriate sources for such information and have taken reasonable care in extracting and reproducing such information. ICONIQ has no reason to believe that such information and statistics are false or misleading or that any part has been omitted that would render such information and statistics false or misleading. ICONIQ, East Stone, or their respective affiliates or advisors have not independently verified, and make no representation as to, the accuracy of the information and statistics from official government or other third-party sources. Such information may not be consistent with, and may not have been compiled with the same degree of accuracy or completeness as, other information compiled within or outside the PRC.

“I-Bankers” refers to I-Bankers Securities, Inc.

“ICONIQ” means ICONIQ Holding Limited, a Cayman Islands exempted company.

“JOBS Act” means the Jumpstart Our Business Startups Act.

“Listing Rules of Nasdaq” refers to the listing rules of Nasdaq Stock Market LLC.

“Mainland China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region.

“Mergers” means the First Merger and the Second Merger.

“Nasdaq” means the Nasdaq Stock Market LLC.

“NWTN,” the “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” or “ours” means NWTN Inc., a Cayman Islands exempted company.

“PIPE” means the issuance and sale by NWTN of the PIPE Shares to the PIPE Investors, pursuant to the Subscription Agreements.

“PIPE Investors” means the two accredited investors that each respectively entered into a Subscription Agreement with East Stone and NWTN on June 15, 2022 and September 23, 2022, namely the June PIPE Investor and the September PIPE Investor, respectively.

“PIPE Shares” means up to 38,986,354 Class B ordinary shares being issued to the PIPE Investors in accordance with the Subscription Agreements.

“PRC” or “China” refers to the People’s Republic of China.

“Class A ordinary shares” means the class A ordinary shares, par value $0.0001 per share, of NWTN, each of which is entitled to twenty-five (25) votes.

“Class B ordinary shares” means the class B ordinary shares, par value $0.0001 per share, of NWTN, each of which is entitled to one (1) vote.

“Representative’s Warrants” means the 690,000 warrants of East Stone issued to I-Bankers and EarlyBird, in connection with their services as underwriters for East Stone’s initial public offering, and which were converted upon the consummation of the Business Combination into warrants of NWTN, each of which entitles the holder thereof to purchase one full Class B ordinary share of NWTN in lieu of one ordinary share of East Stone.

“RMB” and “Renminbi” each refers to the legal currency of the People’s Republic of China, excluding, for the purpose of this definition, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region.

“SAFE” means the State Administration of Foreign Exchange of the PRC, or, where the context permits, its designated local authorities.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as may be amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Merger Sub” means Muse Merger Sub II Limited, a British Virgin Islands business company and a wholly-owned subsidiary of NWTN prior to the consummation of the Business Combination.

“U.S.” means the United States of America.

“U.S. GAAP” or “GAAP” means generally accepted accounting principles in the United States of America.

Our reporting and functional currency is mainly the Renminbi. Solely for the convenience of the reader, this annual report contains translations of some RMB amounts into U.S. dollars, at specified rates. Except as otherwise stated in this annual report, all translations from RMB to U.S. dollars are made at RMB6.7290 to US$1.00, the rate published by the Federal Reserve Board on January 3, 2023. No representation is made that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year.

We own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products. This annual report may also contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this annual report is not intended to, and should not be read to, imply a relationship with or endorsement or sponsorship of us. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this annual report or the documents incorporated by reference herein are listed without their ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks. All other trademarks are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. All statements contained in this annual report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

●	the ability to maintain the listing of NWTN’s securities on the Nasdaq Capital Market;

●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and our ability to grow and manage growth profitably;

●	our market opportunity and our ability to acquire new customers and retain existing customers;

●	our ability to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing client needs, requirements or preferences;

●	the timing and impact of our growth initiatives on our future financial performance;

●	the occurrence of one or more high profile accidents by autonomous driving vehicles that result in lower customer demand or more stringent regulations in one or more jurisdictions in which we intend to operate;

●	the effect of the ongoing COVID-19 pandemic and the war in Ukraine on global supply chains and our business;

●	our ability to execute our business model, including market acceptance of our planned products and services and achieving sufficient production volumes at acceptable quality levels and prices;

●	alternative autonomous driving products and technological improvements by our peers and competitors;
●	our ability to raise capital;

●	the possibility that we may be adversely affected by other economic, business and/or competitive factors, which might be beyond our control;

●	changes in applicable laws or regulations; and

●	the other matters described in the section titled “Item 3. Key Information—D. Risk Factors” of this annual report.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this annual report. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this annual report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this annual report or to conform these statements to actual results or revised expectations.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Overview

Headquartered in Dubai, UAE, we are a Smart Passenger Vehicle (SPV) company which strives to offer products that centralize on a “passenger-centric” design philosophy. With a focus on intelligence, comfort and style, we offer innovative vehicle designs that integrate technologies such as digital connectivity and autonomous driving that will deliver outstanding travel experience to passengers. Our long-term mission is to create a passenger-centered ecology through a more enlightened and high-tech way of life with our SPVs being the carrier of such progression.

We are in development of a product portfolio of EVs including a Supersport coupe, as well as SPVs including MUSE and ADA which are planned to be equipped with autonomous driving technology and digital connectivity through collaboration with strategic partners. The Supersport provides a unique insight into our design DNA and will help to anchor our brand’s market positioning as we progressively launch the SPVs. We envision each of the SPVs to be a vehicle enhanced with perception, reasoning and actuating devices that enhance the riding experience. Moreover, by partnering with automotive ESPs (Engineering Service Providers) such as W Motors Automotive Group Holding Limited Dubai Branch (“W Motors”) and Magna Steyr Automotive Technology (Shanghai) Ltd. and its affiliates (together, “Magna Steyr”), we have adopted an asset-light manufacturing model which we believe allows us to lower our initial capital expenditures and ramp up the production and commercialization of our products efficiently. We are also exploring opportunities with new partners to enhance product features and/or to develop new models that can leverage economy of scale from our existing product platforms and technologies, which will help to attract external resources, reinforce our brand and generate additional revenue. See “Item 4. Information on the Company – B. Business Overview — Manufacturing — Our asset-light manufacturing mode.”

We believe that in recent years, the demand growth in the global passenger vehicle markets has been fueled by increases in per capita income, adoption of electric vehicles and significant advancement in technologies such as ADAS (advanced driver assistance system). Mainland China is the largest passenger vehicle market in the world, as measured by sales volume in 2021, according to Frost & Sullivan. Among the 21.5 million units of passenger vehicles sold in Mainland China in 2021, 15.5% of the volume were attributable to electric vehicles (EVs), which is forecasted to grow to 37.7% in 2026, according to Frost & Sullivan. We believe we are well-positioned to compete in the EV markets in China and other parts of the world because of (i) our core technologies focus on providing a passenger-centric experience which grant us competitive edges over our rivals; (ii) technology and production support through our strategic partnerships with globally leading technology providers and reputable automotive ESPs; and (iii) our non-binding pre-orders from a wide range of corporate customers around the world. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our ability to generate positive cash flow is uncertain, as non-binding pre-orders may not be converted into binding orders or sales, and customers may cancel or delay orders.”

Our Competitive Strengths

We believe that competitive strengths that set us apart as a leading SPV company from other EV companies include the following:

●	Differentiated passenger experience that advocate a unique and personalized lifestyle;

●	Redefining EVs with style, ample cabin space and leading technologies;

●	Strategic partnerships with industry leading vehicle designer, onboard system provider, technology provider and Engineering Service Providers (“ESP”); and

●	Experienced and visionary management team with a track record of success.

Our Major Products

The Rabdan Brand is inspired by the UAE and the Arabic spirit of strength, intelligence, and innovation. It is targeted at the middle class and people who are meticulous to quality of life and are fond of exploring new frontiers and technologies. The first Rabdan vehicle, the Rabdan One, is jointly developed by the Company and its partners in China. Rabdan One is a five-seat SUV with a range extended up to 860km, 0-100km in 4.5s, max speed of 200km, and a variety of high-tech and quality-life features. It is a passenger-centered, highly comfortable, and intelligent new energy vehicle that will provide users with a noble, elegant, and comfortable experience.

Supersport is a battery EV sport car which is planned to feature leading design and performance. The vehicle is being jointly developed by W Motors and us. Supersport is planned not only point to our global history and heritage from the Middle East, but also establish our design DNA and brand prestige among high-end consumers globally. The vehicle is planned to share the same platform as certain W Motor’s hypercar product including the advanced carbon fiber monocoque and suspension. In designing the Supersport, we have utilized our advanced electronic architecture and many of the passenger-centric intelligent hardware features that are planned to be included in the design of MUSE. We have also redesigned the body styling to reflect our design DNA and plan to configure the interior to focus on passenger options and convenience.

MUSE is planned to be a full-sized SPV which serves as our brand marquee model, with services to offer comprehensive passenger experience and Level 2.5 autonomous driving technology, which was developed based on an advanced EV platform. In 2019, we and W Motors unveiled the Seven SPV, which was the predecessor of MUSE, as a collaborative project with a global community of automotive experts and visionaries. Since 2022, we have transformed the Seven SPV concept into MUSE to serve as a brand shaper for us. MUSE is planned to have several advanced features, including (i) innovative appearance with 1.42 meter high ingress and egress which provides better passenger experience; (ii) luxurious interior with front swivel seat, double large screens and independent operating system, AI-NAS; (iii) holistic experience with multiple riding modes of work, health, meeting, entertainment and relaxation; and (iv) smart navigation with adaptability for future autonomous driving technology. We believe that, unlike certain other multi-purpose vehicles (MPVs) on the market, MUSE pays more attention to the passengers, and will perform better in terms of comfort, intelligence and personalized services. At the same time, we plan to cooperate with reputable suppliers to provide a top-notch riding experience that meets modern-day travel needs of both corporate and family customers.

ADA is planned to be a mid-sized compact SPV which serves as a more affordable model and aims for the mainstream MPV and city SUV markets. While we plan for ADA to share the same competitive core features as MUSE, ADA is planned to be offered at a more affordable price range which we believe will allow a wider range of consumers to enjoy its futuristic design, smart and passenger-focused functions and seamless connectivity. We hope that ADA will further propel our global growth given its price positioning and overall vehicle size for markets such as Europe and Southeast Asia.

Recent Developments

Consummation of the Business Combination

On November 11, 2022 (the “Closing Date”), pursuant to that certain Business Combination Agreement dated as of April 15, 2022, as amended on September 28, 2022, by and among NWTN, East Stone, Purchaser Representative, First Merger Sub Second Merger Sub, and ICONIQ, the parties consummated the mergers of (a) the First Merger Sub merging with and into ICONIQ, with ICONIQ surviving the First Merger as a wholly-owned subsidiary of NWTN, and (b) the Second Merger Sub merging with and into East Stone, with East Stone surviving the Second Merger as a wholly-owned subsidiary of NWTN, as well as the other transactions contemplated by the Business Combination Agreement. As a result of the Business Combination, NWTN currently owns 100% of the outstanding ordinary shares of ICONIQ.

Pursuant to the Business Combination Agreement, immediately prior to the Closing of the Business Combination, all of the Class A ordinary shares of ICONIQ that were issued and outstanding immediately prior to the First Merger were cancelled and converted into an aggregate of 32,715,010 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), of NWTN, and all of the Class B ordinary shares of ICONIQ that were issued and outstanding immediately prior to the First Merger were cancelled and converted into an aggregate of 207,314,707 Class B ordinary shares of NWTN.

On the Closing Date, the following securities issuances were made by NWTN to East Stone’s securityholders: (i) each outstanding ordinary share of East Stone (including shares held by East Stone’s public shareholders as well as East Stone’s affiliates, the “East Stone ordinary shares”) was cancelled and converted automatically into the right to receive one Class B ordinary share of NWTN; (ii) each outstanding warrant (including public warrant and private warrant) of East Stone was converted into a warrant to purchase the same number of NWTN’s Class B ordinary shares at the same exercise price and for the same exercise period; (iii) each outstanding right of East Stone was automatically converted into one-tenth of one Class B ordinary share of NWTN.

Additionally, pursuant to the Subscription Agreements with the PIPE Investors, the PIPE Investors received an aggregate of 38,986,354 Class B ordinary shares for a purchase price at $10.26 per share for an aggregate purchase price of $400 million.

The NWTN Class B ordinary shares and warrants commenced trading on The Nasdaq Capital Market on November 14, 2022 under the ticker symbols “NWTN” and “NWTNW,” respectively.

Commencement of the Jinhua Project under the Jinhua Investment Agreement

On August 15, 2022, ICONIQ and the Jinhua Development Partner entered into a new investment agreement (the “Jinhua Investment Agreement”). The Jinhua Investment Agreement contemplates that ICONIQ will set up a wholly-owned subsidiary in the City of Jinhua, Zhejiang Province, China to act as NWTN’s China headquarters (the “Jinhua Project”), and the headquarters are planned to include functions of research and development, procurement, production and sales. We plan to cooperate with the Jinhua Government and other partners to design and manufacture our first mass-produced full-size vehicle, MUSE, in the manufacturing base in the Jinhua Project, which manufacturing base is planned to have over 4,000,000 square feet of space. Once operational, the plant is expected to achieve an annual production capacity of 100,000 EVs. According to the current plan, the Jinhua plant is expected to be completed by the end of December 2023, with trial production projected to start by the end of February 2024. Mass production of parts will officially start in the second half of 2024.

Establishment of SKD Facility in Abu Dhabi

In September 2022, NWTN Technologies Industries, an Abu Dhabi-based industrial and manufacturing company wholly-owned by ICONIQ Green Technology FZCO, finalized an agreed form of lease agreement with Khalifa Economic Zones Abu Dhabi (“KEZAD”) to establish a SKD (Semi-Knockdown) facility for EV assembly in the UAE (the “Form of KEZAD Lease Agreement”) to manufacture and market our vehicles in the Middle East, Africa, Southeast Asia and Europe. The KEZAD assembly facility is our first facility in the UAE. The facility will enable us to conduct semi-knockdown production with a greater proportion of software and hardware localization and upgrades to meet the local market needs. As part of AD Ports Group’s Economic Cities & Free Zones, KEZAD offers unique advantages, including extensive size, world-class infrastructure, free zone and domestic industrial zone solutions, dedicated investor support, tax-free environment with competitive operating costs and strategic location with access to regional and international markets. The KEZAD assembly facility is currently in the final phase of installing equipment and conducting trial operations, and is expected to be fully operational in the second quarter of 2023.

In December 2022, we delivered 20 range-extended electric vehicles (“R-EEVs”) at our new KEZAD facility. The delivery kicks off our plan to provide the UAE market with a range of innovative products and solutions to help support the country’s “Net-Zero 2050” strategic initiative and promote the region’s transformation to sustainable energy. The R-EEVs are uniquely suited to the UAE and the Middle East, as the vehicles’ range-extended technology overcomes the problems of limited charging facilities in the UAE and the long distances often travelled in the region.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the JOBS Act. For as long as we are deemed an emerging growth company, we are permitted to and intend to take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies, including:

●	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Implications of Being a Foreign Private Issuer

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, that are applicable to “foreign private issuers,” and under those requirements we file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to shareholders of U.S. domestic reporting companies. We intend to continue to take advantage of the exemptions available to us as a foreign private issuer during and after the period we qualify as an emerging growth company.

Our Corporate Information

NWTN was incorporated on March 22, 2022 as a Cayman Islands exempted company, and our principal executive office is located at c/o ICONIQ Holdings Limited, Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE. Our website address is https://www.nwtnmotors.com, and our telephone number is (971) 5-0656-3888. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Holding Company Structure

NWTN is a holding company incorporated in the Cayman Islands with its headquarters in Dubai, UAE. ICONIQ, NWTN’s wholly-owned subsidiary, conducts its operations through ICONIQ Green Technology FZCO, ICONIQ’s global headquarters based in Dubai, UAE, as well as various subsidiaries in Dubai and the PRC. Investments in NWTN’s securities are not purchases of equity securities of these operating subsidiaries in the UAE or Mainland China but instead are purchases of equity securities of a Cayman Islands holding company with no material operations of its own. This holding company structure involves unique risks to investors.

As a result of our corporate structure, our ability to pay dividends depends upon dividends paid by our subsidiaries in the UAE and Mainland China. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to NWTN.

As of the date hereof, neither ICONIQ nor any of its subsidiaries have made any dividends or distributions to their parent companies or any investor, and there has been no transfer of cash among ICONIQ and its subsidiaries. Two wholly-owned subsidiaries of ICONIQ, namely ICONIQ Green Technology FZCO, which is based in the UAE, and ICONIQ (Tianjin) Investment Co., Ltd., which is based in the PRC, have paid for expenses related to the Business Combination and certain of the ICONIQ group’s operating costs. Such expense payments were treated as intercompany loans and have been settled post-Business Combination. We believe such amounts to be one-off payments by our subsidiaries, which will not be incurred again. Save as disclosed above, we currently do not have a specific timetable on when to settle the amounts owed within the company and plan to distribute cash dividends after we become profitable. See page F-6 of the audited historical consolidated financial statements included elsewhere in this annual report for additional information on the amount of cash balances held as of December 31, 2021 and 2022. Any determination to pay dividends in the future will be at the discretion of NWTN’s board of directors. For our operations in Mainland China, if we intend to distribute dividends from our subsidiaries in Mainland China in the future, such subsidiaries will transfer the dividends to ICONIQ Global Limited, our Hong Kong-incorporated subsidiary which controls all of our operating subsidiaries in Mainland China, in accordance with the laws and regulations of Mainland China, and then the Hong Kong-incorporated subsidiary will transfer the dividends all the way up to NWTN, and the dividends will be distributed from NWTN to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. The cross-border transfer of funds by the subsidiaries in Mainland China under the direct holding structure must be legal and compliant with relevant laws and regulations of Mainland China. In utilizing the proceeds from this Business Combination, as an offshore holding company, NWTN is permitted under laws and regulations in Mainland China to provide funding to our subsidiaries in Mainland China only through loans or capital contributions and to our affiliated entities only through loans, subject to applicable government reporting, registration and approvals. However, loans by NWTN to our subsidiaries in Mainland China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to its subsidiaries in Mainland China are subject to the requirement of making necessary registration with competent governmental authorities in the PRC. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Regions in Which We Operate — Mainland China regulation of loans to and direct investment in entities in Mainland China by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to our subsidiaries in Mainland China, which could adversely affect our liquidity and our ability to fund and expand our business.” We may encounter difficulties in our ability to transfer cash between our subsidiaries in Mainland China and other subsidiaries largely due to various laws and regulations in Mainland China imposed on foreign exchange. However, as long as we are compliant with the procedures for approvals from foreign exchange authorities and banks in Mainland China, our Mainland China counsel, Jingtian & Gongcheng, has advised that, subject to compliance with applicable laws and regulations in Mainland China, and with relevant requirements in relation to approval from or filing with foreign exchange authorities in Mainland China having been satisfied, as of the date hereof, the relevant laws and regulations in Mainland China do not set a cap on the explicit amount of funds that the foreign-invested subsidiary of NWTN in Mainland China can transfer to its offshore shareholder. For instance, under the current regulatory regime in Mainland China, after setting aside at least 10% of its after-tax profit as general reserves (until the cumulative amount of such reserves reaches 50% of its registered capital) and subject to any losses from prior fiscal years having been offset, a foreign-invested enterprise in Mainland China may pay dividends out of their accumulated profits, if any, as determined in accordance with Mainland China accounting standards and regulations.

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”) requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to conduct inspections due to the fact that the issuer has retained a foreign public accounting firm not subject to inspection by the board. If the board is unable to inspect the issuer’s public accounting firm for three consecutive years, the issuer’s securities are banned from trading on a US national exchange (such as Nasdaq or the NYSE) and other venues.

The HFCAA would prohibit us from using an auditor that the PCAOB determines it could not inspect or fully investigate and would (i) prohibit the trading of securities of a company and (ii) require delisting of a company from U.S. national securities exchanges if the PCAOB is unable to inspect its public accounting firm for three consecutive years. The HFCAA also requires public companies to disclose, among other things, whether they are owned or controlled by a foreign government, specifically, those that are based in or have a majority or significant amount of their operations in the PRC.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. Future developments with respect to increased U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

On December 2, 2021, the SEC adopted amendments to finalize the rules implementing the submission and disclosure requirements of the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“HFCAA Issuers”).

The final amendments require HFCAA Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a HFCAA Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain HFCAA Issuers, as required by the HFCAA. The SEC plans to identify HFCAA Issuers for the fiscal years beginning after December 18, 2020. A HFCAA Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a HFCAA Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022. As of the date hereof, our auditor, Marcum Asia CPAs LLP, is not among the auditor firms listed on the HFCAA Determination List, which list notes all of the auditor firms that the PCAOB is not able to inspect.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in Mainland China and Hong Kong. The agreement includes detailed and specific commitments from the CSRC that would allow PCAOB inspections and investigations meeting U.S. standards, such as (i) independent discretion by the PCAOB to select any issuer audits for inspection or investigation in accordance with the Sarbanes-Oxley Act; (ii) direct access by the PCAOB to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) unfettered ability by the PCAOB to transfer information to the SEC in accordance with the Sarbanes-Oxley Act; and (iv) procedures for PCAOB inspectors to see complete audit work papers without any redactions. Implementation of the aforementioned framework is subject to uncertainties and will affect the PCAOB’s actual ability to inspect and investigate completely audit firms in Mainland China and Hong Kong.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “commission-identified issuer” under the HFCA Act for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for the fiscal year of 2022. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “commission-identified issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

A. [Reserved]

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business

●	Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving. Our vehicles may not perform in line with customer expectations.

●	Our financial statements have been prepared on a going concern basis and we may need to raise additional capital in the future to fund our continued operations.

●	Our ability to generate positive cash flow is uncertain, as non-binding pre-orders may not be converted into binding orders or sales, and customers may cancel or delay orders.

●	We may be adversely affected by economic uncertainty and volatility in the market, including as a result of the military conflict in Ukraine.

●	Our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply could have a material adverse effect on our business, results of operations or financial condition.

●	Our brand and reputation could be harmed by negative publicity or safety concerns regarding its products or the products of our competitors, which could materially and adversely affect our business, results of operations or financial condition.

●	We are dependent upon our relationship with a number of third-party manufacturers and technological partners for the manufacturing of our products and the advancement of our research and development.

●	Any problems or delays in ramping up and maintaining operations of the Jinhua Project or the establishment of new SKD (Semi-Knockdown) vehicle manufacturing bases could negatively affect the production of our vehicles.

●	Our future growth is dependent upon consumers’ willingness to adopt EVs and specifically our vehicles.

●	The global passenger vehicle market is highly competitive, and demand for EVs may be cyclical and volatile. We may not be successful in competing in this industry, which may materially and adversely affect our business, results of operations or financial condition.

●	Changes in government policies that are favorable for EVs or domestically manufactured vehicles in the markets where we intend to sell our vehicles could materially and adversely affect our business, financial condition, results of operations, and prospects.

●	Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles.

●	Our research and development efforts may not yield expected results.

●	We may be subject to intellectual property infringement claims or other allegations, which may be time-consuming and result in substantial costs and removal of data or technology from our system.

●	Any deterioration in relationships between us and our employees, as well as any work stoppage or similar difficulties, could have a material adverse effect on our business, results of operations or financial condition.

●	Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would materially and adversely affect our business and results of operations.

Risks Relating to the Regions in Which We Operate

●	We face risks associated with our international operations, including unfavorable regulatory, political, trade, tax and labor conditions in the UAE and Mainland China, and if we are unable to effectively manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

●	Because some of our operations are in Mainland China, uncertainties with respect to the PRC legal system and rapid changes in laws and regulations in Mainland China could adversely affect our business.

●	The Chinese government may exercise significant oversight and discretion over the conduct of our business in Mainland China and may intervene in or influence our operations in Mainland China at any time, which could result in a material change in our operations and/or the value of our securities.

●	As some of our operations are conducted in Mainland China, recent regulatory developments in Mainland China, including an intent indicated by the Chinese governmental authorities to exert more oversight and control over offerings that are conducted outside Mainland China and/or foreign investment in Mainland China-based issuers, may subject us to additional regulatory review or otherwise restrict or hinder our ability to offer securities and raise capitals outside Mainland China, all of which could materially and adversely affect our business and cause the value of our securities to significantly decline.

●	It may be difficult to enforce a U.S. judgment against our or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

For a more detailed discussion, see “Item 3. Key Information — D. Risk Factors — Risks Relating to the Regions in Which We Operate.”

Risks Relating to Being a Public Company

●	We will incur increased costs as a result of operating as a public company, and our management devotes substantial time to new compliance initiatives.

●	A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

Risks Relating to Ownership of Our Ordinary Shares

●	Our ability to pay any dividends in the future will depend entirely on distributions from ICONIQ and our other subsidiaries.

●	As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and are permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

●	We are a “controlled company” within the meaning of the Listing Rules of Nasdaq and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	The market price and trading volume of our Class B ordinary shares and warrants may be volatile.

Risks Relating to Our Business

Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving. Our vehicles may not perform in line with customer expectations.

The sustainability of our business depends, in large part, on our ability to timely execute our plan to develop, manufacture, and deliver, on a large scale, vehicles of high quality and appeal to customers. Currently, we have not launched mass production of any vehicles and our plans for the development and commercialization of our vehicles have experienced changes and delays in the past few years, such as ongoing delays in the development of our vehicles due to the COVID-19 outbreak and the resulting shortage of working capital. See also “— Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on its business.”

The development, manufacturing, and delivery of automobiles of high quality to achieve our targeted production volume is and will be subject to risks, including with respect to:

●	lack of necessary funding;

●	delays or disruptions in supply chain;

●	quality control deficiencies;

●	compliance with environmental, workplace safety, and relevant regulations; and

●	cost overruns.

Historically, automakers are expected to periodically introduce new and improved models to stay abreast of the market. To remain competitive, we may be required to introduce new vehicle models and perform facelifts on existing vehicle models earlier or more frequently than is originally planned. We cannot assure that any models launched will appeal to the customers as expected.

Furthermore, we rely on third-party ESPs (engineering service providers) such as W Motors Automotive Group Holding Limited Dubai Branch (“W Motors”), Magna Steyr Automotive Technology (Shanghai) Ltd. and its affiliates (together, “Magna Steyr”) and other service providers for the designing, development and manufacturing of our vehicles. To the extent these third-party service providers experience any difficulties in providing us with the services, we could experience delays in delivering vehicles. Any delay in the designing, development, manufacturing, and delivery of any of our vehicle models could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, and our growth prospects.

Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

Our financial statements have been prepared on a going concern basis and we may need to raise additional capital in the future to fund our continued operations.

We have prepared our consolidated financial statements for the years ended December 31, 2022 and 2021 on a going concern basis, based on the determination that our available cash, together with the efforts from management plan and actions to strictly control and budget our operating costs, should enable us to meet current anticipated cash needs for at least the next 12 months after December 31, 2022.

If we determine that our cash requirements exceed the amount of cash and cash equivalents we have at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that the financing will be available in amounts or on terms acceptable to us, if at all.

We may in the future need to raise additional funds to meet our capital requirements, and such funds may not be available to us on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations or financial condition and our ability to continue as a going concern.

Our business and future plans are capital-intensive. We will need significant capital to, among other things, conduct research and development, ramp up our production capacity and build up our sales and service network. As we ramp up our production capacity and operations, we may also require significant capital to acquire, construct and maintain our property, plant and equipment and such costs may be greater than anticipated. We expect that our level of capital expenditures will be significantly affected by user demand for our vehicles and other services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We may seek equity or debt financing to finance a portion of our future capital expenditures; such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. If we fail to obtain required additional financing to sustain our business before we are able to produce levels of revenue to meet our financial needs, we would need to delay, scale back or eliminate our business plan and may be forced to curtail or discontinue our operations.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. In particular, recent disruptions in the financial markets and volatile economic conditions could affect our ability to raise capital. If we are unable to raise sufficient funds, we will have to significantly reduce our spending or delay or cancel our planned activities. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The issuance of debt securities and incurrence of additional indebtedness would result in increased debt service obligations. Holders of any debt securities or preferred shares will have rights, preferences and privileges senior to those of holders of our ordinary shares in the event of liquidation. Any financial or other restrictive covenants from any debt securities would restrict our operations or our ability to pay dividends to our shareholders.

Our ability to generate positive cash flow is uncertain, as non-binding pre-orders may not be converted into binding orders or sales, and customers may cancel or delay orders.

We had negative cash flow from operating activities of $78.4 million, excluding $100.0 million in an escrow account, and $6.1 million for the years ended December 31, 2022 and 2021, respectively, and comprehensive loss of US$33.7 million in 2022 and US$18.1 million in 2021 the same periods, respectively. We may continue to have significant negative cash flow from operating and investing activities in the future until we are able to achieve mass production of our vehicles, as we expect to incur research and development, general and administrative expenses, and make capital expenditures in our efforts to engage in research and development work and ramp up operations. While we have received non-binding pre-orders for our vehicles from various countries and regions, these customers have certain contractual rights to cancel or delay their orders under certain circumstances. In addition, there is no assurance that the non-binding pre-orders that we have received or other non-binding pre-orders that we may receive in the future will be converted into binding orders or sales. Such cancelations or delays could materially and adversely affect our ability to generate positive cash flow (which could in turn affect our ability to raise needed capital on reasonable terms), diminish supplier or customer willingness to enter into transactions with us and have other adverse effects that may decrease our long-term viability. There can be no assurance that we will achieve positive cash flow in the near future or at all.

We may be adversely affected by economic uncertainty and volatility in the market, including as a result of the military conflict in Ukraine.

In late February 2022, Russian military forces invaded Ukraine. Russia’s invasion, the responses of countries and political bodies to Russia’s actions, and the potential for wider conflict may increase financial market volatility and could have adverse effects on regional and global economic markets, including the markets for certain securities and commodities. Following Russia’s actions, various countries, including the United States, Canada, the United Kingdom, Germany, and France, as well as the European Union, issued broad-ranging economic sanctions against Russia. The sanctions consist of the prohibition of trading in certain Russian securities and engaging in certain private transactions, the prohibition of doing business with certain Russian corporate entities, large financial institutions, officials and persons, and the freezing of Russian assets. The sanctions include a possible commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications, commonly called “SWIFT”, the electronic network that connects banks globally, and imposed restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. A number of large corporations and U.S. states have also announced plans to curtail business dealings with certain Russian businesses.

Although we are not aware of any company-related operations or activities in Russia, these economic sanctions and other laws and regulations could disrupt our supply chains, impair our ability to compete in current or future markets, or otherwise subject us to potential liability. Failure by our employees, representatives, contractors, agents, intermediaries, or other third parties to comply with applicable laws and regulations in this regard could have negative consequences for us, including reputational harm, government investigations, loss of export privileges, and penalties or fines. These economic sanctions and other restrictions continue to evolve, and the long-term potential impact on our operations and business is still unclear.

If sanctions and supply chain disruptions caused by Russia’s invasion of Ukraine persist when we commence commercial production of vehicles, We may experience, including but not limited to, suspension of the production, purchase, sale or maintenance of certain items; higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine); surges or declines in consumer demand for which we are unable to adequately adjust our supply; inability to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or exposure of other supply chain risks in light of Russia’s invasion of Ukraine and/or related geopolitical tension and may be forced to “de-globalize” our supply chain. The occurrence of any such event may materially and adversely affect our business, results of operations and prospects.

Our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply could have a material adverse effect on our business, results of operations or financial condition.

We expect in the future to apply, for grants, loans and tax incentives under government programs designed to support the development of autonomous driving vehicles and related technologies. Our ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. There is no assurance that we will be successful in obtaining any of these additional grants, loans and other incentives. Moreover, subject to conditions set out in the Jinhua Investment Agreement, we may benefit from certain tax refunds and benefits, interest subsidy, early-stage financial assistance and various other awards pursuant to local and regional government policies. If we fail to meet the conditions set forth in the Jinhua Investment Agreement, we may not be able to apply for such benefits and incentives and may be required to return a part or all of the benefits or incentives already received. We cannot assure you that we will be successful in obtaining any of these grants, loans and other incentives, and our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply could have a material adverse effect on our business, results of operation or financial condition.

Our brand and reputation could be harmed by negative publicity or safety concerns regarding its products or the products of our competitors, which could materially and adversely affect our business, results of operations or financial condition.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen our brand. Our ability to develop, maintain and strengthen our brand will depend heavily on the success of our marketing efforts and our ability to offer high-quality products and services. If product liability incidents happen, whether or not such incidents are our fault, we could be subject to negative publicity, which could quickly proliferate on the internet and harm customer perceptions of, and confidence in, our brand. Additionally, in the recent years, we have experienced a number of labor disputes with our employees in the PRC, primarily involving wage arrears, as well as a number of commercial disputes as we and/or our PRC subsidiaries were unable to repay debts and/or account payables to certain creditors and/or vendors due to liquidity issue. See “— We are subject to claims, disputes, lawsuits and other legal and administrative proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse, it could have a material adverse effect on our business, prospects, results of operations or financial condition.” Such disputes and resulting litigation, arbitration and administrative or judicial measures may also harm customer perceptions of, and confidence in, our brand. If we do not develop and maintain a strong brand, we may lose the opportunity to build a critical mass of customers, and our business, prospects, financial condition and operating results will be materially and adversely impacted.

We are dependent upon our relationship with a number of third-party manufacturers and technological partners for the manufacturing of our products and the advancement of our research and development. Any adverse change in our relationship with such manufacturers or partners may result in a material and adverse effect on our business, results of operations or financial condition.

We work with industry leaders in defining the next generation of EV passenger experience. We are currently entrusting W Motors on the contract manufacturing of our Supersport and working with reputable ESPs such as Magna Steyr to enhance our product features or develop new models. For details, see “Business — Manufacturing.”

While we take comprehensive measures to ensure that W Motors manufacture our vehicles in accordance with our standards, there can be no assurance that such measures will be effective. Collaboration with third parties for the manufacturing of vehicles is subject to risks with respect to operations over which we have limited control. We could experience delays to the extent such third-party manufacturers do not meet agreed upon timelines or experience capacity constraints as well as quality issues. There is risk of potential disputes with such third-party manufacturers, and we could be affected by adverse publicity related to such third-party manufacturers, whether or not such publicity is related to their collaboration with us. Our ability to successfully build our brand could also be adversely affected by perceptions about the quality of our vehicles. In addition, although we are closely involved in each step of the supply chain and manufacturing process, given that we also rely on such third-party manufacturers to meet our quality standards, there can be no assurance that we will successfully maintain quality standards of the vehicles produced at the plants of such third-party manufacturers.

We may be unable to enter into new agreements or extend existing agreements with such third-party manufacturers on terms and conditions acceptable to us. The agreement with such third-party manufacturers may also be terminated by mutual consent. If any of these events occurs, we may need to contract with other third parties or start to build its own production capacity from scratch. There can be no assurance that, in such event, we would be able to partner with other third parties or build our own production capacity to meet our needs on acceptable terms or at all. The expense and time required to complete any transition and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, financial condition and prospects.

Any problems or delays in ramping up and maintaining operations of the Jinhua Project or the establishment of new SKD (Semi-Knockdown) vehicle manufacturing bases could negatively affect the production of our vehicles.

As part of our collaboration with the Jinhua Government, pursuant to the Jinhua Investment Agreement, the Jinhua Development Partner has agreed that one of our subsidiaries will finance the construction of the industrial land and factory building for the Jinhua Project (the “Jinhua Land and Building”). We plan to develop the production, testing and quality control processes of MUSE and ADA in cooperation with several ESPs, while MUSE and ADA vehicles are planned to be manufactured in the production facility in the Jinhua Project. While we intend to utilize the manufacturing know-how accumulated through our collaboration with the ESPs, we have limited direct experience in the mass production of EVs. Given the size and complexity of this undertaking, it is possible that we may experience issues, delays or cost overruns in further expanding the production output at the Jinhua plant.

Additionally, we may construct further manufacturing facilities in other locations of China or other parts of the world. For example, on September 6, 2022, NWTN Technologies Industries, an Abu Dhabi-based industrial and manufacturing company wholly-owned by ICONIQ Green Technology FZCO, entered into a lease agreement with KEZAD to establish a SKD facility for EV assembly in the UAE to manufacture and market our vehicles in the Middle East, Africa, Southeast Asia and Europe. The establishment of the new vehicle manufacturing bases in these locations is subject to a number of uncertainties. The commencement of their operation may be affected by, among other things, availability of funding, progress of the construction and the installation of production equipment, grant of applicable regulatory approvals, as well as the hiring and retention of qualified employees. Any policy change affecting investments in EV manufacturing facilities in general may also have an impact on the establishment of our new vehicle manufacturing bases. There can be no assurance that the new vehicle manufacturing bases will be able to commence operation in accordance with its plan. In addition, we may not be able to successfully ramp and maintain our operation. We must also maintain good working relationships with the relevant partners throughout the term of our cooperation. In addition, upon the commencement of operations of the new vehicle manufacturing bases in these locations, our rental expenses will increase, which could adversely affect our results of operations.

If we experience any issues or delays in meeting our projected timelines, maintaining sufficient funding and capital efficiency, increasing production capacity or generating sufficient demand for production of vehicles in the Jinhua plant or the new vehicle manufacturing bases, our business, prospects, operating results and financial condition could be adversely impacted.

We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our vehicles according to our schedule and at prices, quality levels and volumes acceptable to us.

We procure components from both domestic and global suppliers, some of which are currently single-source suppliers for certain components. We attempt to mitigate our supply chain risk by qualifying and obtaining components from multiple sources where practicable and maintaining safety stock for certain key components and components with lengthy procurement lead times. However, we may still experience component shortages for our production or the components may not meet our specifications or quality needs. Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of our vehicles may be time-consuming and costly. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is fully qualified by us or we are able to procure the relevant components in sufficient quantities from other existing suppliers. Any failure to timely find alternative component sources may materially delay delivery of our vehicles, which may materially and adversely impact our business and results of operations. The loss of any supplier for any reason, including any export control measures adopted by any foreign country to limit the import of supplies into China, could lead to vehicle design changes, production delays and potential loss of access to important technologies, any of which could result in quality issues, delays and disruptions in deliveries, negative publicity and damage to our brand. If any of such suppliers fails to meet our demand, it may take us significant time, and we may incur significant expenses, to find alternative suppliers and quantify our components. In addition, our suppliers may fail to comply with applicable laws and regulations, or they may be involved in product liability claims or incidents of negative publicity. If any of these incidents occur, customers may also lose confidence in our vehicles that incorporate components from the relevant suppliers, and our reputation, business and results of operations could be adversely affected. Developments that we cannot presently anticipate, such as changes in business conditions or government policies, natural disasters or epidemics, could also affect our suppliers’ ability to deliver components to us in a timely manner.

Any significant increases in our production, such as the launch of a new model or SKD operations, has required and may in the future require us to procure additional components in a short amount of time. Our suppliers may not ultimately be able to sustainably and timely meet our cost, quality and volume needs, requiring us to replace them with other sources. While we believe that we will be able to secure additional or alternative sources of supply for most of our components in a relatively short time frame, there is no assurance that we will be able to do so or develop our own replacements for certain highly customized components. Additionally, we continuously negotiate with existing suppliers to obtain cost reductions and avoid unfavorable changes to terms, seek new and less expensive suppliers for certain parts, and attempt to redesign certain parts to make them less expensive to produce. Our failure to control and reduce supplier costs as well as increases in costs, disruption of supply or shortage of components and materials could materially and adversely affect our business, results of operations or financial condition.

Furthermore, as the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport components to the relevant manufacturing facilities and service stores and at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, as well as storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.

Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business.

We continue aiming to start the production of our first mass-produced full size vehicle, MUSE, in 2024 and our compact vehicle, ADA, in 2025. We plan to continuously introduce new models and facelifts to enrich our product portfolio and offer customers more selections. OEMs often experience delays in the design, manufacture and commercial release of new vehicle models. Delays in the launch of new models and new versions may occur for a variety of reasons, such as changes in market conditions, technological challenges, lack of necessary funding, as well as disruptions in our supply chain or manufacturing facilities. To the extent we need to delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and technologies used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components or technologies or experience quality issues, we could experience delays in delivering on our timelines. Any delay in the manufacture and launch of our vehicle models or in performing facelifts to existing models could lead to customer dissatisfaction and materially and adversely affect our reputation, demand for our vehicles, results of operations and growth prospects.

Our future growth is dependent upon consumers’ willingness to adopt EVs and specifically our vehicles.

The demand for our vehicles and services will highly depend upon the adoption by consumers of EVs in general and our vehicles in particular. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, prices and the competitive landscape, evolving government regulation and industry standards and changing consumer demands and behaviors. Other factors that may influence the adoption of EVs, and specifically our vehicles, include:

●	perceptions about EV quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of EVs, whether or not such vehicles are produced by us or other OEMs;

●	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technologies, such as autonomous driving and lithium battery cells;

●	the limited range over which EVs may be driven on a single battery charge and the speed at which batteries can be charged;

●	the decline of an EV’s range resulting from deterioration over time in the battery’s ability to hold a charge;

●	the availability of other types of EVs, including plug-in hybrid electric vehicles;

●	improvements in the fuel economy of the internal combustion engine;

●	the availability of after-sales service for EVs;

●	the environmental consciousness of consumers;

●	access to charging stations, standardization of EV charging systems and consumers’ perceptions about convenience and cost for charging an EV;

●	the availability of tax and other governmental incentives to purchase and operate EVs or future regulation requiring increased use of non-polluting vehicles;

●	perceptions about and the actual cost of alternative fuel; and

●	macroeconomic factors.

Any of the factors described above may cause current or potential customers not to purchase our vehicles and use our services. If the market for EVs does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively affected.

The global passenger vehicle market is highly competitive, and demand for EVs may be cyclical and volatile. We may not be successful in competing in this industry, which may materially and adversely affect our business, results of operations or financial condition.

The global passenger vehicle market is large yet competitive, and we have strategically focused on offering vehicles for the mid- to high-end segment. We directly compete with other pure-play EV companies, especially those targeting the mid- to high-end segment. To a lesser extent, our vehicles also compete with (i) NEVs, which include EVs, plug-in hybrid electric vehicles, hybrid electric vehicles and fuel cell electric vehicles, and (ii) internal combustion engine (ICE) vehicles in the mid- to high-end segment offered by traditional OEMs. We may also in the future face competition from new entrants that will increase the level of competition. Many of our current and potential competitors, particularly international competitors, have more financial, technical, manufacturing, marketing and other resources than it does, and may be able to devote significant resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

We expect competition in our industry to intensify in the future in light of increased demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include, among others, product quality and features, innovation and development time, pricing, reliability, safety, energy efficiency, sales and marketing capabilities, distribution network, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results and prospects. There can be no assurance that we will be able to compete successfully. Our competitors may introduce new vehicles or services that surpass the quality or performance of our vehicles or services, which would adversely affect our competitive position in the market. They may also offer vehicles or services at more competitive prices, which would have an adverse impact on our sales and profitability. In addition, we may compete with state-owned enterprises or companies that have received investments or other forms of support from state-owned enterprises or other government entities, and such competitors may therefore possess more resources than us.

In addition, volatility in the automobile industry may materially and adversely affect our business, prospects, operating results and financial condition. The sales volume of EVs in the mid- to high-end segment may not grow at the rate that we expect, or at all. Demand for EVs depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new entrant to the EV market, we have fewer financial resources than more established OEMs to withstand changes in the market and disruptions in demand. Demand for our vehicles may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and components, cost of oil and gasoline and governmental regulations, including tariffs, import regulation and sales taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results. These effects may have a more pronounced impact on our business given our relatively smaller scale and less financial resources as compared to many traditional OEMs.

Changes in government policies that are favorable for EVs or domestically manufactured vehicles in the markets where we intend to sell our vehicles could materially and adversely affect our business, financial condition, results of operations, and prospects.

The growth of our business in part depends on government policies in the markets where we intend to sell our vehicles that support the development of EVs and domestically manufactured vehicles. For instance, changes in government policies on the classification of NEVs and license plates materially and adversely affect the demand for MUSE, ADA and our future vehicles, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects. Furthermore, changes in government incentives or subsidies to support EVs could adversely affect our business. It cannot be guaranteed that any government policy changes would be favorable to our business. Furthermore, any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of EVs, fiscal tightening or other factors may affect government incentives or subsides and result in the diminished competitiveness of the EV industry generally.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways it cannot anticipate. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay its development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of its vehicles, decreased revenue and a loss of market share to competitors.

We may be subject to product liability or warranty claims that could result in significant direct or indirect costs, including reputational harm, increased insurance premiums or the need to self-insure, which could adversely affect our business and operating results.

Our vehicles, including MUSE and ADA, have autonomous driving capabilities, which present the risk of significant injury, including fatalities. We may be subject to claims if any of our vehicles is involved in an accident and persons are injured or purport to be injured or if property is damaged. Any insurance that we carry may not be sufficient or it may not apply to all situations. The risk of serious injury, death and substantial damage to property may be much higher with larger fast-moving autonomous passenger vehicles. In the event of such an event or multiple events, our insurance premiums could increase significantly or insurance may not be available to it at all. Furthermore, if insurance is not available on commercially reasonable terms, or at all, we might need to self-insure. In addition, lawmakers or governmental agencies could pass laws or adopt regulations that limit the use of systems equipped by our vehicles or increase liability associated with their use. Any of these events could adversely affect our brand, customer relationships, operating results, or financial condition.

Our vehicles make use of lithium cells, and lithium cells may catch fire or vent smoke and flame on rare occasions.

Our vehicles’ battery packs make use of lithium cells. On rare occasions, lithium cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium cells. While our batteries are built with robust safety features and strong thermal management capabilities, there can be no assurance that its batteries will always function safely. If any safety accident occurs to any of our vehicles’ battery pack, we could be subject to lawsuits, product recalls or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium cells for automotive applications or any future incident involving lithium cells, such as a vehicle fire, even if such incident does not involve our vehicles, could seriously harm customers’ confidence in our vehicles.

The autonomous driving technology we seek to develop relies on software and hardware that is highly technical, and if the software or hardware contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating the technical limitations in our system, our business, results of operations or financial condition could be materially and adversely affected.

The autonomous driving technology we seek to develop relies on software and hardware, including software and hardware developed or maintained internally or by third parties, that is highly technical and complex and will require modification and updates over the life of the vehicle. This software and hardware may contain errors, bugs or vulnerabilities that could subject our system to certain technical limitations that may compromise its ability to meet our objectives. Some errors, bugs or vulnerabilities may be inherently difficult to detect and may only be discovered after the code has been released for external or internal use. Although we may attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to its reputation, loss of customers, loss of revenue or liability for damages, any of which could materially and adversely affect our business and financial results.

Industry data, forecasts and estimates contained in this annual report are inherently uncertain and subject to interpretation, and may not be an indication of the actual results of the transaction or our future results. Accordingly, you should not place undue reliance on such information.

Industry data, forecasts and estimates included in this annual report are subject to inherent uncertainty as they necessarily require certain assumptions and judgments. Certain facts, forecasts and other statistics relating to the industries in which we compete have been derived from various public data sources, a commissioned third-party industry report and other third-party industry reports and surveys. In connection with the Business Combination, we commissioned Frost & Sullivan to conduct market research concerning the passenger vehicle and EV markets in Mainland China and overseas, competitive landscape, technological development, government policy support and changing customer demands. While we generally believe Frost & Sullivan’s report to be reliable, we have not independently verified the accuracy or completeness of such information. Frost & Sullivan’s report may not have been prepared on a comparable basis or may not be consistent with other sources. Moreover, geographic markets and the industries we operate in are not clearly defined or subject to standard definitions, and are the result of subjective interpretation. Accordingly, our use of the terms referring to its geographic markets and industries such as passenger vehicles and EVs may be subject to interpretation, and the resulting industry data, projections and estimates may not be accurate or reliable. In addition, our industry data and market share data should be interpreted in light of the defined geographic markets and defined industries in which we operate. Any discrepancy in the interpretation thereof could lead to varying industry data, measurements, forecasts and estimates and result in errors and inaccuracies. For these reasons, you should not place undue reliance on such information as a basis for making your investment decision.

Failure to carry adequate insurance coverage may have a material adverse effect on our business, results of operations or financial condition.

We currently do not maintain any insurance, except the directors’ and officers’ liability insurance. While we may obtain certain insurance associated with our business operation in the future, there can be no assurance that our insurance coverage will be sufficient, or that insurance proceeds will be paid to us in a timely manner. In addition, there are types of losses that we may incur but against which we cannot be insured, or that we believe are not economically reasonable to insure, such as losses due to acts of war and certain natural disasters. If we incur these losses and they are material, our business, results of operations or financial condition could be materially and adversely affected.

We may not be able to successfully implement our growth strategy on a timely basis, or at all, and we may be unable to manage future growth effectively, which could negatively impact our brand and financial performance.

Our future growth, results of operations and financial condition depend upon our ability to successfully implement our growth strategy, which, in turn, is dependent upon a number of factors, some of which are beyond our control, including our ability to:

●	keep existing, and obtain future, partners and customers;

●	economically achieve the mass production of our vehicles;

●	effectively introduce new products and services;

●	strengthen and expand relationships with our partners, including ESPs, technology providers and key component suppliers;

●	keep pace with technological advances affecting the EV industry;

●	effectively compete in the markets in which we operate;

●	adapt to changing regulatory environment; and

●	attract and retain management or other employees who possess specialized market knowledge and technical skills.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Furthermore, achieving these objectives will require investments that may result in both short- and long-term costs without generating any current revenue and therefore may be dilutive to earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect to generate from our growth strategy. Failure to realize those benefits could have a material adverse effect on our business, results of operations or financial condition.

Even if we can achieve the above benefits and successfully implement our growth strategy, any failure to manage our growth effectively could materially and adversely affect our business, results of operations or financial condition. We intend to expand its operations significantly, which will require us to hire and train new employees across all divisions, accurately forecast supply and demand, production and revenue, control expenses and investments in anticipation of expanded operations, establish new or expand current design, production, and sales and service facilities and implement and enhance administrative infrastructure, systems and processes. Failure to efficiently manage any of the above could have a material adverse effect on our business, results of operations or financial condition.

Our research and development efforts may not yield expected results.

While we have our own research and development team, we have also entered into agreements with third-party service providers to conduct research and development. Besides the technologies researched and developed by third-party service providers for us, we also rely on certain technologies of our suppliers to enhance the performance of our vehicles. We have been and will continue to invest in our research and development efforts.

The EV industry is experiencing rapid technological changes, and we need to invest significant resources in research and development in order to remain competitive in the market. Therefore, we expect to continue investing in our research and development activities and those of our partners. Furthermore, research and development activities are inherently uncertain, and there can be no assurance that we or our partners will be able to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in its competitive position. There can be no assurance that we will be able to equip its products with the latest technologies. Even if we are able to keep pace with changes in technologies and develop new vehicle models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our services.

The production of our vehicles will require the development, maintenance and improvement of information technology and communication systems, which will include product data management, procurement, inventory management, production planning and execution, sales, service and logistics, financial, tax and regulatory compliance systems. In addition, software, information technology and communication systems will be integral to the operation and functionality of vehicles, which are designed with built-in data connectivity to accept and install periodic remote updates to improve or update their functionality.

All of these systems may be vulnerable to damage or interruption from, among other things, data breaches, cyberattacks, fire, natural disasters, power loss, telecommunications failures, computer viruses and other attempts to access our proprietary information or to harm our system or vehicles. Although these systems will be designed and tested for resiliency and security, there can be no assurance that these systems or their required functionality will be effectively and timely developed, implemented and maintained or that they will be entirely free from vulnerabilities. Any compromise of our proprietary information or our systems could adversely affect our reputation and could result in lengthy interruptions to our business operations and our customers’ ability to operate the vehicles.

Although we have not yet experienced cyberattacks as of the date hereof, the risks of potential cyberattacks by state actors or others have been heightened in connection with the ongoing conflict between Russia and Ukraine and it is uncertain how this new risk landscape will impact our operations. When geopolitical conflicts develop, government systems as well as critical infrastructures such as financial services and utilities may be targeted by state-sponsored cyberattacks even if they are not directly involved in the conflict. There can be no assurance that our business will not become a potential target as adversaries may attack networks and systems indiscriminately. Such cyberattacks may potentially cause unauthorized access to our sensitive data (including our proprietary software codes), products, and systems, causing data breach, or disruption, modification, destruction to its systems and applications. As a result, we may suffer monetary losses, business interruption, and long-lasting operational issues, damage to our reputation and brand, loss of our intellectual property or trade secrets. To mitigate such risks, we have adopted robust cybersecurity protection practices. Our key confidential information is only saved on private cloud servers, segregated from any public cloud platform and only allows for access from authorized devices. Other information is stored on public cloud systems maintained by leading infrastructure providers and with anti-cyberattack services enacted. For background operations and maintenance, we adopt a bastion machine solution to protect our systems from being attacked. We will endeavor to ensure that any business network and data security systems we establish or procure in the future are capable of adequately protecting our business against such risks.

We may be subject to intellectual property infringement claims or other allegations, which may be time-consuming and result in substantial costs and removal of data or technology from our system.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products, which could make it more difficult for us to operate our business. We may not be aware of all the intellectual property infringement assertions from third parties surrounding our current or future products, which could materially impair our ability to commercialize our products. Any analysis performed may not identify all the third-party intellectual property that is potentially relevant, including intellectual property that is not publicly available for review, and would not prevent third parties from bringing intellectual property infringement claims.

From time to time, we may need to defend ourselves against intellectual property infringement or trade secret misappropriation claims, and companies holding patents, copyrights, trademarks or other intellectual property rights may bring suits alleging infringement of such rights by us or our employees or otherwise assert their rights and urge us to purchase licenses. Any such intellectual property infringement claim could result in costly litigation and divert management’s attention and resources.

If we or our employees are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease offering products and solutions that incorporate or use the challenged intellectual property;

●	pay substantial damages;

●	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

●	redesign our products and solutions or relevant services, which would result in significant cost; or

●	establish and maintain alternative branding for our products and solutions or services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, financial condition and results of operation could be materially and adversely affected. In addition, any litigation or claims, whether valid or not, could result in substantial costs, negative publicity and diversion of resources and management attention.

We rely on patents (including pending patent applications), unpatented proprietary know-how, trade secrets and contractual restrictions to protect some of our intellectual and other proprietary rights. Failure to adequately protect, enforce or otherwise obtain sufficient coverage of intellectual and other proprietary rights may undermine our competitive position and could materially and adversely affect our business, prospects, results of operations or financial condition.

Protection of proprietary technology, processes, methods and other intellectual property related to us is critical to our business. We rely on patents (including pending patent applications), unpatented proprietary know-how, trade secrets and contractual restrictions to protect our intellectual property and other proprietary rights. For details, see “Business — Intellectual Property.” However, the patent applications that we have filed and may file in the future may not result in patents being issued, and the issuance of a patent may not provide us with sufficient protection with respect to our current and future products or against competitors. It cannot be guaranteed that our procedures and process will absolutely prevent any disclosures that would result in a loss of our confidential information. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in revenue, which would adversely affect our business, prospects, financial condition and operating results.

In addition, there can be no assurance that competitors and other third parties will not independently develop or publicly disclose the know-how and trade secrets related to our proprietary technology, in which case we would not be able to prevent such third parties from using such know-how and trade secrets, or develop better products or manufacturing methods or processes than us. There can also be no assurance that competitors will not or cannot design their products to avoid our patents. The validity or enforceability of our intellectual property, including patents, could also be challenged by third parties, which could result in its intellectual property being found invalid or unenforceable.

Further, we may not be able to deter current and former employees, consultants, suppliers and customers or other parties from breaching confidentiality agreements and misappropriating proprietary information, for which breaches we may not receive adequate remedies, and it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property and other proprietary rights. We may in the future need to rely on litigation to enforce our intellectual property rights and contractual rights, and, if not successful, may not be able to protect the value of our intellectual property. Any litigation could be protracted and costly and have a material adverse effect on our business, prospects, results of operations or financial condition regardless of the outcome. In some cases, the costs associated with such litigation could make enforcement impracticable. Further, intellectual property and contract laws vary throughout the world, making the policing of the unauthorized use of our intellectual property difficult in various jurisdictions. Therefore, there is no assurance that we will be able to enforce its intellectual property rights as expected. Failure to adequately enforce our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in its revenue, which would adversely affect our business, prospects, financial condition and operating results.

We are dependent on proprietary technologies co-developed with third parties. If we fail to obtain rights to own or use these proprietary technologies, it may not be able to timely find replacement technology on acceptable terms, or at all, and may be forced to modify or cease selling its products.

We are dependent on proprietary technologies co-developed with third parties, including Magna Steyr, W Motors and other third-party suppliers and partners. If we fail to obtain the rights to own or use these technologies on commercially reasonable terms or if such technologies otherwise become unavailable to us, our expenses could increase, and our ability to sell our products and our results of operations could be impaired until equivalent services are obtained or replacements are developed. In the occurrence of such event, we may be forced to acquire or develop alternative technology and may not be able to do so in a commercially feasible manner or at all, resulting in us having to use alternative technology of lower quality or performance. This could limit and delay our ability to offer new or competitive products and increase our costs of production. As a result, our business and results of operations could be significantly harmed.

Furthermore, we cannot be certain that those technologies co-developed with or licensed from our partners are not infringing the intellectual property rights of third parties, or have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our products. Accordingly, our use of this intellectual property may expose us to third-party claims of infringement. In addition, many licenses are nonexclusive and may not prevent our competitors from licensing the same technology on equivalent or more favorable terms.

We are highly dependent on the services of our senior management team. Our inability to attract and retain management or other employees who possess specialized market knowledge and technical skills could materially and adversely affect our business, results of operations or financial condition.

Our success depends, in part, on our ability to retain our senior management team. The unexpected loss of or failure to retain one or more of our management or other employees who possess specialized market knowledge and technical skills could adversely affect our business. Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel. Experienced and highly skilled employees are in high demand, and competition for these employees can be intense. In particular, as certain number of NWTN’s senior management have joined after 2020, the stability of senior management team cannot be guaranteed in the future. The ability to hire, attract and retain talent depends on the Company’s ability to provide competitive compensation, and we may not be able to attract, assimilate, develop or retain qualified personnel in the future, and failure to do so could adversely affect our business, including the execution of our global business strategy. Furthermore, certain of NWTN’s senior management may hold positions in entities other than NWTN. For details, see “Management — Executive Officers.” Such positions outside of NWTN may require significant management attention by such individuals and the actions taken by such individuals in such positions outside of NWTN may not be aligned with the interest of NWTN. Any failure by our management team and our employees to perform as expected may also have a material adverse effect on our business, prospects, financial condition and operating results.

Any deterioration in relationships between us and our employees, as well as any work stoppage or similar difficulties, could have a material adverse effect on our business, results of operations or financial condition.

ICONIQ had labor disputes with some of its current and previous employees, as a result of ICONIQ’s inability to access liquidity for a certain period of time prior to the Business Combination. ICONIQ had reached settlement with almost all current and former employees as of December 31, 2022.

There is no assurance that similar labor disputes will not happen again. Neither can we guarantee that outstanding labor disputes can be resolved in a timely manner at a reasonable cost and we may experience business disruptions as result of such disputes.

A deterioration in relationships with employees or in the labor environment could result in work interruptions or other disruptions, or cause management to divert time and resources from other aspects of our business. Any of the above factors may have a material adverse effect on our business, results of operations or financial condition.

Our employees, business partners and suppliers may engage in misconduct or other improper activities, either during or before their service for us, including noncompliance with regulatory standards and requirements, which could expose us to potentially significant legal liabilities, reputational harm and have a material adverse effect on our business, results of operations or financial condition.

We are exposed to the risk that our employees, ESP partners, technology providers, suppliers or other parties we collaborate with may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, fraud, abuse, data privacy and security laws, other similar laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and it is not successful in defending itself or asserting its rights, those actions could have a material adverse effect on our business, results of operations or financial condition, including, without limitation, by way of imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, imprisonment and other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would materially and adversely affect our business and results of operations.

All vehicles sold must comply with various standards of the market where the vehicles are sold. Our vehicles must meet or exceed all mandated safety standards in the markets where we sell our vehicles. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving these standards. For example, in Mainland China, vehicles must pass various tests and undergo a certification process and be affixed with the China Compulsory Certification before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. Furthermore, the government authorities may carry out supervision and scheduled or unscheduled inspection of certified vehicles on a regular basis. In the event that our certification fails to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the certification may be suspended or even revoked. With effect from the date of revocation or during suspension of the certification, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold, imported, or used in any commercial activity. Our failure to satisfy motor vehicle standards would materially and adversely affect our business and results of operations.

We are subject to anti-corruption, anti-bribery, sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery and similar laws and regulations in various jurisdictions in which we conduct our activities. We may have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. These interactions subject us to an increased level of compliance-related concerns. We endeavor to implement policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption and anti-bribery and similar laws and regulations. However, such policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption or anti-bribery laws and regulations could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation.

We are subject to claims, disputes, lawsuits and other legal and administrative proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse, we could have a material adverse effect on our business, prospects, results of operations or financial condition.

We are and may continue to be subject to legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations or financial condition. For details, see “Business — Legal Proceedings and Compliance — Compliance.” Claims arising out of actual or alleged violations of law could be asserted against us by our creditors, customers, competitors, governmental entities in civil or criminal investigations and proceedings, or other entities. These claims could be asserted under a variety of laws, including, but not limited to, product liability laws, consumer protection laws, intellectual property laws, labor and employment laws, securities laws, tort laws, contract laws, property laws and employee benefit laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and/or to substantial monetary damages and legal defense costs, injunctive relief and criminal, civil and administrative fines and penalties.

Risks Relating to the Regions in Which We Operate

We face risks associated with our international operations, including unfavorable regulatory, political, trade, tax and labor conditions in the UAE and Mainland China, and if we are unable to effectively manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

We have operations in the UAE and Mainland China with plans to further expand the geographic coverage of our product and service offerings. Therefore, we are and will be subject to a number of risks associated with international business activities that may increase our costs, impact our ability to expand on a global basis and require significant management attention. These risks include:

●	conforming our vehicles to various international regulatory requirements as applicable;

●	difficulty in staffing and managing foreign operations;

●	difficulty in attracting customers in new countries or regions;

●	foreign government taxes, regulations, and permit requirements;

●	fluctuations in foreign currency exchange rates and interest rates;

●	foreign government trade restrictions, tariffs and price or exchange controls;

●	changes in diplomatic and trade relationships;

●	compliance by our company and our business partners with anti-corruption laws, import and export control laws;

●	tariffs, trade barriers and economic sanctions, and other regulatory limitations on our ability to provide our services and products in certain international markets;

●	attract, recruit and retain talent internationally;

●	foreign labor laws, regulations and restrictions;

●	political instability, natural disasters, epidemics, war or events of terrorism; and

●	the strength of international economies.

In particular, on February 24, 2022, Russia launched an invasion in Ukraine. The military conflict between Russia and Ukraine may increase the likelihood of supply interruptions and hinder our ability to procure the materials we need to manufacture our vehicles. Any supply disruption may make it harder for us to find favorable pricing and reliable sources for the materials it needs, putting upward pressure on our costs and increasing the risk that it may be unable to acquire the materials and services we need to for the production of our vehicles.

If we fail to successfully address these risks, our business, prospects, operating results and financial condition could be materially affected.

Uncertainties with respect to the UAE legal system and changes in laws and regulations in the UAE, including with respect to licenses, approvals and taxes, could adversely affect our business.

Headquartered in Dubai, our operations are subject to certain extent to the laws and regulations of the UAE. Any UAE entity must perform the activities in the manner stipulated in the trade license issued by the relevant UAE government authorities or face penalties. Moreover, an automotive manufacturer may face restrictions in selling its vehicles directly in the region unless they are produced in the UAE. We may overcome such restriction by entering into contract manufacturing and distributorship agreements with W Motors to sell our vehicles, namely Supersport, in the region. We cannot guarantee if we will be able to enter into new agreements or extend existing agreements with W Motors on terms and conditions acceptable to us. Such agreement with W Motors may also be terminated by mutual consent. If any of these events occurs, we may need to contract with other local contract manufacturers and/or distributors or start to build our own production and distribution capacity in the UAE. There can be no assurance that in such event we would be able to partner with other third parties or build our own production and distribution capacity in the region to meet our needs on acceptable terms or at all. The expense and time required to complete any transition and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, financial condition and prospects.

Currently, companies operating in the designated free zones of the UAE are exempt from any personal, income and corporate taxes as well as granted exception from custom duty for goods and services, except that any free zone company selling any goods in the UAE mainland must pay a 5% duty tax. The UAE Ministry of Finance announced on January 31, 2022 that a new federal Corporate Tax Law will be applied starting from June 1, 2023. As the new law has not been published, we do not have clarity at the moment as to how such law may impact our business operations. Implementation of such corporate tax may increase our tax expenses and adversely affect our business, results of operations, financial condition and prospects.

ICONIQ is incorporated in a free zone in the UAE and is following the Dubai Silicon Oasis regulations, which offers certain regulatory benefits over those entities incorporated in the mainland of the UAE, such as permission of wholly-foreign ownerships (without a UAE local sponsor), wider range of business activities, import and export duty exemptions, tax benefits and full profit repatriation, ease of hiring foreign workers (as opposed to entities operating in the UAE mainland, which are required to hire certain ratios of Emiratis). As the UAE legal system is evolving rapidly, the interpretations of many laws, regulations and rules may contain inconsistencies, the enforcement of these laws, regulations and rules involves uncertainties, existing laws and regulations are subject to amendments and interpretations, and new laws and regulations can be promulgated relatively quickly. While there has been a general relaxation of requirements for foreign entities operating in the UAE over the years, any removal or amendment of benefits offered to entities incorporated in the UAE may result in ICONIQ being subject to increased regulatory oversights and requirements, which could in turn adversely affect its business, results of operations, financial condition and prospects.

Because some of our operations are in Mainland China, our business is subject to a certain degree of the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business in Mainland China and may intervene in or influence our operations in Mainland China at any time, which could result in a material change in our operations and/or the value of our securities.

As a company having certain business operations in Mainland China, we are subject to the laws and regulations of Mainland China, which can be complex and evolve rapidly. The Chinese government has the power to exercise significant oversight and discretion over the conduct of our business in Mainland China, and the regulations to which our business in Mainland China is subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in Mainland China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development in Mainland China,

●	result in negative publicity or increase our operating costs in Mainland China,

●	require significant management time and attention, and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices in Mainland China.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business in Mainland China and could require us to change certain aspects of our business to ensure compliance, could decrease demand for our products, reduce revenues, increase costs and expenses, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and the value of our securities could significantly decline.

As some of our operations are conducted in Mainland China, recent regulatory developments in Mainland China, including an intent indicated by the Chinese governmental authorities to exert more oversight and control over offerings that are conducted outside Mainland China and/or foreign investment in Mainland China-based issuers, may subject us to additional regulatory review or otherwise restrict or hinder our ability to offer securities and raise capitals outside Mainland China, all of which could materially and adversely affect our business and cause the value of our securities to significantly decline.

As a company having certain business operations in Mainland China, the recent regulatory developments in Mainland China, in particular with respect to more oversight and control over offerings that are conducted outside Mainland China and/or foreign investment in Mainland China-based issuers, may lead to additional regulatory review in China.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in Mainland China must be stored in Mainland China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cybersecurity Administration of China, or the CAC. The PRC Cybersecurity Law also establishes more stringent requirements applicable to operators of computer networks, especially to operators of networks which involve critical information infrastructure. The PRC Cybersecurity Law contains an overarching framework for regulating Internet security, protection of private and sensitive information, and safeguards for national cyberspace security and provisions for the continued government regulation of the Internet and content available in Mainland China. The PRC Cybersecurity Law emphasizes requirements for network products, services, operations and information security, as well as monitoring, early detection, emergency response and reporting. According to the Security Protection Regulations for Critical Information Infrastructure announced by the State Council on July 30, 2021, which became effective on September 1, 2021, critical information infrastructure refers to the important network facilities and information systems in important industries and fields such as public telecommunications, information services, energy, transportation, water conservancy, finance, public services, e-government and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, the national economy and the people’s livelihood and public interests. The authorities shall notify the operators in a timely manner, after its facilities or information systems are identified as critical information infrastructure.

According to Article 5 and 7 of the Cybersecurity Review Measures announced by the CAC on January 4, 2022, which became effective on February 15, 2022, enterprises shall apply for the cybersecurity review under the following circumstances: (i) critical information infrastructure operators that intend to purchase network products and services; and (ii) a network platform operator that processes the personal information of more than one million people intends to be listed outside Mainland China. Pursuant to Article 16 of the Cybersecurity Review Measures, network products and services as well as data handling activities that the cybersecurity review work mechanism member units believe affect or could affect national security shall, after being submitted to the Central Commission for Cybersecurity and Informatization for approval, be reviewed by the Cybersecurity Review Office in accordance with the provisions of the Cybersecurity Review Measures.

The Cybersecurity Review Measures provides no further explanation or interpretation for the definition of “affects or may affect national security”. According to National Security Law of the PRC, which was issued on July 1, 2015 and became effective on the same date, national security refers to a status in which the regime, sovereignty, unity, territorial integrity, welfare of the people, sustainable economic and social development, and other major interests of the state are relatively not faced with any danger and not threatened internally or externally and the capability to maintain a sustained security status. As for the factors considered in the assessment of national security risks, pursuant to Article 10 of the Cybersecurity Review Measures, the following factors shall be taken into account: (i) risks of illegal control, interference or destruction of critical information infrastructure brought about by the use of products and services; (ii) the harm caused by supply interruption of products and services to the business continuity of critical information infrastructure; (iii) security, openness, transparency and diversity of sources of products and services, reliability of supply channels, and risks of supply interruption due to political, diplomatic, trade or other factors; (iv) compliance with Chinese laws by product and service providers; (v) risks of theft, disclosure, damage, illegal use or cross-border transfer of core data, important data or large amounts of personal information; (vi) risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments after listing outside Mainland China; and (vii) other factors that may endanger critical information infrastructure security, cybersecurity and data security.

According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risk that may be brought about by any procurement, data processing, or listing outside Mainland China. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed outside Mainland China. While the Cybersecurity Review Measures has become final, there is still uncertainty regarding, among many aspects, the implementation and interpretation of the Cybersecurity Review Measures.

On November 14, 2021, the CAC released the draft Administrative Regulation on Network Data Security for public comments through December 13, 2021 (the “Draft Administrative Regulation on Network Data Security”). Under the Draft Administrative Regulation on Network Data Security, (i) data processors, i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion, that process personal information of more than one million individuals shall apply for cybersecurity review before listing in a foreign country; (ii) overseas data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (iii) where the data processor undergoes merger, reorganization or subdivision that involves important data and personal information of more than one million individuals, the transaction shall be reported to the authority in-charge at the municipal level (by data processor or data recipient).

Based on the opinion of our Mainland China counsel, Jingtian & Gongcheng, according to its interpretation of the currently in-effect laws and regulations in Mainland China, we believe that neither ICONIQ nor any of its subsidiaries in Mainland China are subject to the cybersecurity review, reporting or other permission requirements by the CAC under the applicable cybersecurity laws and regulations in Mainland China with respect to the offering of our securities or our business operations or our subsidiaries in Mainland China, because, as of the date hereof, (i) ICONIQ and its subsidiaries have not received any notice or determination from applicable government authorities in Mainland China identifying any of them as a critical information infrastructure operator, so neither ICONIQ nor any of its subsidiaries in Mainland China qualifies as a critical information infrastructure operator; and (ii) since ICONIQ and its subsidiaries in Mainland China have not provided products or services for users as of the date hereof, ICONIQ and its subsidiaries in Mainland China have not processed the personal information of more than one million people.

Although we cannot rule out the possibility that the applicable government authorities in Mainland China may initiate cybersecurity reviews on ICONIQ and its subsidiaries in Mainland China in the future, based on the opinion of our Mainland China counsel, Jingtian & Gongcheng, we believe that the possibility of ICONIQ and its subsidiaries in Mainland China being held as having conducted any data processing activities that affect or may affect national security is low, because, as of the date hereof, (i) ICONIQ and its subsidiaries in Mainland China have not directly involved state power, sovereignty, unity and territorial integrity, people’s well-being, sustainable economic and social development and other major national interests; (ii) ICONIQ and its subsidiaries in Mainland China have not been identified as critical information infrastructure operators by applicable governmental authorities in Mainland China, nor have any of them been informed by applicable governmental authorities in Mainland China that it may be identified as a critical information infrastructure operator, so it is less likely that ICONIQ or any of its subsidiaries in Mainland China pose a risk to the security of critical information infrastructure; and (iii) ICONIQ and its subsidiaries in Mainland China have not processed core data or important data.

However, as governmental authorities in Mainland China have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant cybersecurity laws and regulations in Mainland China, if the regulatory authorities in Mainland China take a position contrary to ours, we cannot assure you that ICONIQ or any of its subsidiaries in Mainland China will not be deemed to be subject to cybersecurity review requirements in Mainland China under the Cybersecurity Review Measures or the Draft Administrative Regulations on Network Data Security (if enacted) as a critical information infrastructure operator or an internet platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million users, nor can we assure you that ICONIQ or its subsidiaries in Mainland China would be able to pass such review. If ICONIQ or any of its subsidiaries in Mainland China fails to receive any requisite permission or approval from the CAC for the business operations of its subsidiaries in Mainland China, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate ICONIQ or any of its subsidiaries in Mainland China to obtain such permission or approvals in the future, ICONIQ or its subsidiaries in Mainland China may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against it, which may have a material adverse effect on our business, financial condition or results of operations. In addition, we could become subject to enhanced cybersecurity review or investigations launched by regulators in Mainland China in the future pursuant to new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on its business, financial condition or results of operations, and may cause the value of our securities to significantly decline.

On December 24, 2021, the CSRC issued the Administrative Regulations of the State Council Concerning the Offshore Security Issuance and Listing of Domestic Enterprises (Draft for Comments) and the Administrative Measures on the Registration for the Offshore Security Issuance and Listing of Domestic Enterprises (Draft for Comments) (collectively, the “Draft Overseas Listing Rules”). The Draft Overseas Listing Rules requires completion of registration and report of related information to the CSRC in case of direct or indirect offshore listing of a Chinese enterprise. Where the Chinese enterprise fails to complete the registration or the registration materials omit material facts or fabricate materially false contents, such Chinese enterprise will be subject to administrative penalties such as warning, fines, suspension of relevant business or operation, revocation of licenses and permits or business license, the controlling shareholder, directors, supervisors, and senior management personnel of such Chinese company will also be subject to administrative penalties such as warnings and fines. The Draft Overseas Listing Rules set forth the standard in determining an indirect offshore listing of a Chinese company, the party in responsible of registration submission, as well as procedures for submission prior to application for listing, the interim period following the application for listing and completion of listing, and post-listing period. As of the date of hereof, it is uncertain when the Draft Overseas Listing Rules will be issued and take effect, and when issued, whether the additional requirements will be supplemented.

We cannot assure you that our subsidiaries in Mainland China will not in the future be required to obtain the approval of the CSRC or of potentially other regulatory authorities in order (i) to maintain the listing status of our ordinary shares on the Nasdaq or (ii) to conduct offerings of securities in the future. In the event that it is determined that we are required to obtain approval from the CSRC or any other regulatory authority, the failure to obtain such approval could result in (i) the delisting of our securities on exchanges outside Mainland China and/or (ii) a decrease in the value of our securities. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other regulatory authorities in Mainland China required for listings outside Mainland China. As of the date hereof, we have not received any inquiries, notices, warnings, sanctions, denials, or regulatory objections from the CSRC, CAC, nor any other regulatory authority in Mainland China. To our knowledge, we are, as of the date hereof, not required to obtain permission or approval from the CSRC nor any other regulatory authority in Mainland China. In the event that regulations change in the future and we are required to obtain permission or approval from the CSRC or any other authority in Mainland China, any failure to do so could result in (i) the delisting of our securities on exchanges outside Mainland China and/or (ii) a decrease in the value of our securities (among other consequences).

Our business generates and processes a large amount of data, and we are required to comply with laws and regulations in Mainland China and other jurisdictions relating to data privacy and security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

We capture or collect, process, transmit and store employee and partner data as of the date hereof, and may, in the future, capture or collect, process, transmit and store client data, including personal information, in and across multiple jurisdictions during its course of business. These are common data collected for the type of business we are engaged in and we do not intend to track or store customer usage data after their purchase of our vehicles. For details, see “Business — Data Privacy and Security.”

As a result of our global operations, we may be subject to a variety of laws and regulations in various jurisdictions where it operates, as well as contractual obligations, regarding data privacy, protection and security. Some of these laws and regulations require obtaining data subjects’ consent to the collection and use of their data, honoring data subjects’ requests to delete their data or limit the processing of their data, providing notifications in the event of a data breach and setting up the proper legal mechanisms for cross-border data transfers. Some users may refuse to provide consent to have their personal information collected or may restrict the use of such personal information. Furthermore, it is not feasible to obtain consent from data subjects in the general public whose personal information may be captured by our vehicles, all of which may hinder our ability to enhance its data analytics and artificial intelligence technology, and may harm the competitiveness of its technology. In many cases, these laws and regulations apply not only to the collection and processing of personal information from third parties with whom we do not have any contractual relationship, but also to the sharing or transfer of information between or among us, our subsidiaries and other third parties with which we have commercial relationships, such as our business partners and customers. The regulatory framework for data privacy, protection and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. In particular, some of these laws and regulations may require us to store certain categories of data collected from individuals residing in a jurisdiction only on servers physically located in such jurisdiction, and may further require us to conduct security assessments and/or adopt other cross-border data transfer mechanisms in order to transfer such data outside of such jurisdiction. In addition, the number of high-profile data breaches at major companies continues to accelerate, which will likely lead to even greater regulatory scrutiny.

In addition, the research and testing of autonomous driving technology on public or permitted roads may require certain qualifications, permits or consents from different governmental authorities, but such requirements are not firmly settled. In particular, it is not firmly settled in Mainland China whether companies developing the autonomous driving technology are required to obtain surveying and mapping licenses in connection with the collection of data and images when conducting road tests. Most companies, if not all, do not obtain such licenses, but rather cooperate with map suppliers that do have the required licenses. We and our subsidiaries may need to apply for qualifications, permits or consents from relevant government authorities in each jurisdiction in which we test autonomous driving technology.

In Mainland China, the PRC Cyber Security Law became effective on June 1, 2017. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal information protection, such as the requirements on the collection, use, processing, storage, and disclosure of personal information. Specifically, it requires that network operators take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks, maintain the integrity, confidentiality and availability of network data, take technical and other necessary measures to ensure the security of the personal information they have collected against unauthorized access, alteration, disclosure or loss, and formulate contingency plans for network security incidents and remediation measures. It also requires a subset of network operators that meet certain thresholds to be critical information infrastructure operators (“CIIO”) and to store personal information and important data collected and generated during operation within the territory of Mainland China locally on servers in Mainland China. The State Council of China released the Critical Information Infrastructure Security Protection Regulations (“CII Regulations”) on August 17, 2021 and became effective on September 1, 2021, a key administrative regulation in the implementation of the PRC Cyber Security Law. CII Regulations clarify the definition of critical information infrastructure (“CII”), the authorities-in-charge of CII security protection, determination of CII, obligations of a CIIO, CII security support and promotion, and legal liability. Industry regulators which are CII security protection work departments will formulate the rules for determination of CII, organize the determination of CII within their respective industries and sectors, notify CIIOs of the results of determinations, and report the same to the Ministry of Public Security. The interpretation of what network operators are qualified as CIIOs is unclear under the PRC Cyber Security Law and the CII Regulations do not set out detailed standards or operating guidelines for determining who will be viewed as CIIOs. If ICONIQ is deemed to be a CIIO, it would become subject to additional requirements applicable to CIIOs. Any violation of the PRC Cyber Security Law and/or the CII Regulations may subject a CIIO to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities. In addition, if any of ICONIQ’s subsidiaries in Mainland China is identified as a CIIO, in the case of its merger, division or dissolution, such subsidiary shall promptly report to relevant regulatory authorities and dispose the CII according to the requirements of such regulatory authorities to ensure security.

In addition, the PRC Data Security Law (“Data Security Law”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and came into effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner and stipulates that, for the purpose of data protection and data security, data processing activities must be conducted based on data classification and a hierarchical protection system that is based on the importance of data for social and economic development and the degree of harm to national security, public interests, or the legitimate rights and interests of individuals or organizations that may result from the tampering, destruction, leakage or illegal possession or usage of such data. As the Data Security Law was recently promulgated, we may be required to make further adjustments to its data practices to comply with this law. If our data processing activities were found to be not in compliance, orders to make corrections and, under certain serious circumstances such as severe data divulgence, penalties could be imposed.

On August 16, 2021, the CAC, the State Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security and the Ministry of Transport jointly promulgated the Rules on the Administration of Automobile Data Security (For Trial Implementation) (“Auto Data Rules”), which became effective on October 1, 2021. The Auto Data Rules encourage that auto data processors, including automakers, parts and software suppliers, distributors, maintenance organizations and mobility service companies, to adhere to the data processing principles, such as “in-car processing”, “no collection by default”, “proper precision” and “desensitization” in carrying out the auto data processing activities, so as to reduce the disordered collection and illegal use of the auto data. The Auto Data Rules make it clear that auto data processors should fulfil personal information protection responsibilities and fully protect the security of personal information as well as the legitimate rights and interests of individuals. To carry out personal information processing activities, the automobile data processors must expressly inform the individual of the relevant information and obtain the individual’s consent, unless permitted by applicable laws or regulations. If it is needed for ensuring driving safety, personal information from outside a vehicle is collected without the consent of the relevant individual and is provided outside of the vehicle, the information to be provided must be anonymized. The Auto Data Rules also require the local storage of important data in Mainland China and a security assessment by CAC and other relevant authorities in the case of important data transfers outside of Mainland China. In addition, auto data processors dealing with important data shall conduct risk assessment and report its auto data security management status to the CAC or its local branches each year. If we are deemed to be an auto data processor dealing with important data, we will need to review and enhance our internal procedures and policies for the collection, processing, storage localization in compliance with the Auto Data Rules. Any violation of the Auto Data Rules may subject us to the penalties under the PRC Cyber Security Law and/or the PRC Data Security Law, including warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, shutdown of websites or criminal liabilities.

The National People’s Congress of China adopted on August 20, 2021 the PRC Personal Information Protection Law (“PIPL”), which came into effect on November 1, 2021. The PIPL sets forth a range of obligations, administrative guidelines, and enforcement mechanisms with respect to the processing of personal information. The PIPL states that handling of personal information must have clear and reasonable purpose and shall be limited to the “minimum scope necessary to achieve the goals of handling” data. It also lays out conditions for which companies can collect personal data, such as obtaining an individual’s consent. The PIPL regulates personal information transfers outside of Mainland China by imposing obligations on handlers before transferring data abroad such as complying with a security assessment by relevant authorities. It also mandates risk assessments for specific processing including automated decision-making and handling that could have a major influence on individuals. In addition, the PIPL has a complex system of enforcement, including fines (that can go up to 5% of a company’s annual turnover) and administrative action (including warnings, orders to stop processing, confiscation of unlawfully obtained profit, revocation of licenses), individual rights to obtain compensation, and civil public interest litigation cases through a public prosecutor. If we were to be found in violation of the PIPL when conducting its business in Mainland China, it could be subject to the above administrative penalties and civil liabilities, such as warnings, fines, or service suspension or even revocation of licenses, which could materially and adversely affect our business, financial condition, and results of operations.

In addition to government regulation, privacy advocates and industry groups have proposed, and may in the future propose, self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, and/or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact that such future laws, regulations and standards may have on our business. New laws or amendments, or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict its business operations. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of its products and services. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties and significant costs for remediation and damage to our reputation, we could be required to fundamentally change its business activities and practices, which could adversely affect our business, and we may be unable to make such changes and modifications in a commercially reasonable manner, or at all. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could subject it to additional cost and liability, harm its reputation and brand, damage its relationship with important clients and affect its financial condition, operating results and reputation.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations in China.

With some of our assets and operations located in China, our business, financial condition, results of operations and prospects are influenced by political, economic and social conditions in China, including, among others, overall economic growth, level of urbanization and level of per capita disposable income. China’s economy differs from the economies of most developed countries in many ways, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The Chinese government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Any prolonged economic downturn could adversely affect our business and operating results in China, leading to reduction in demand for our products and adversely affect our competitive position in the country.

Uncertainties with respect to the legal system in Mainland China and changes in laws and regulations in Mainland China, including the interpretation and enforcement of laws, rules and regulations in Mainland China, could adversely affect our business.

Our operations in Mainland China are governed by laws and regulations in Mainland China. The legal system in Mainland China is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. Furthermore, the legal system in Mainland China is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have retroactive effect. As a result, we may not be aware of its violation of any of these laws and regulations until sometime after the violation. As the legal system in Mainland China is evolving rapidly, the interpretations of many laws, regulations and rules may contain inconsistencies, the enforcement of these laws, regulations and rules involves uncertainties, existing laws and regulations are subject to amendments and interpretations, and new laws and regulations can be promulgated relatively quickly with little advance notice. From time to time, we may have to resort to administrative and court proceedings to enforce its legal rights. Administrative and court proceedings in Mainland China may be protracted, resulting in substantial costs and diversion of management attention. Since administrative and court authorities in Mainland China have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available than in more developed legal systems. Such unpredictability towards our contractual, property and procedural rights and legal obligations could adversely affect our business and impede our ability to continue our operations.

Uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law and Implementation Regulations may affect our corporate governance.

On January 1, 2020, the PRC Foreign Investment Law (the “Foreign Investment Law”) and the Regulations for Implementation of the Foreign Investment Law (the “Implementation Regulations”), came into effect and replaced the trio of prior laws regulating foreign investment in Mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules. Since the Foreign Investment Law and the Implementation Regulations are relatively new, uncertainties still exist in relation to its interpretation and implementation. The Foreign Investment Law and the Implementation Regulations may affect our relevant corporate governance practices and increase our compliance costs. For instance, the Foreign Investment Law and the Implementation Regulations require that foreign-invested enterprises established before the Foreign Investment Law became effective have five years to complete the necessary adjustments to their organization form, governance structure and other required matters to comply with the PRC Company Law, the Partnership Enterprise Law and other laws. The PRC Company Law significantly differs from the Sino-foreign Equity Joint Venture Enterprise Law and the Sino-foreign Cooperative Joint Venture Enterprise Law. These differences include, but are not limited to, an enterprise’s highest authority, minimum number of directors, quorum, term of directors, voting mechanisms, profit distributions and equity transfer restrictions. According to the Implementation Regulations, the provisions regarding equity interest transfer and distribution of profits or remaining assets may remain the same as previously provided in the contracts among the joint venture parties of a foreign-invested enterprise. Uncertainties still exist with respect to the specific adjustments foreign-invested enterprises must make. The local branch of the State Administration for Market Regulation of the PRC (the “SAMR”) may, at its discretion, require our subsidiaries in Mainland China to make necessary adjustments to their articles of association and other filing documents to comply with the PRC Company Law and the Partnership Enterprise Law, as applicable.

In addition, the Foreign Investment Law and the Implementation Regulations impose information reporting requirements on foreign investors and foreign-invested enterprises. Any foreign investors or foreign-invested enterprises found to be non-compliant with these reporting obligations may be subject to fines or administrative liabilities.

As advised by our Mainland China counsel, Jingtian & Gongcheng, the electric vehicle industry is not within a sector where foreign investment is prohibited or restricted pursuant to the Special Administrative Measures on Access to Foreign Investment (Negative List Edition 2021). Accordingly, our operations in Mainland China are unlikely to be directly affected by the Foreign Investment Law. However, it is not known whether any additional laws or regulations promulgated pursuant to the Foreign Investment Law and the Implementation Regulations will have a material adverse effect on our business, financial condition and results of operations.

China’s M&A Rules and certain other regulations in Mainland China establish complex procedures for some acquisitions of companies in Mainland China by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in Mainland China.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the NPC which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that SAMR be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a domestic enterprise in Mainland China or a foreign company with substantial operations in Mainland China, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of companies in Mainland China engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce of China (“MOFCOM”), may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Mainland China regulations relating to offshore investment activities by residents in Mainland China may limit the ability of our subsidiaries in Mainland China to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Relating to Foreign Exchange Control for Overseas Investment and Financing and Roundtripping by PRC Residents through Special Purpose Vehicles (“SAFE Circular 37”) in July 2014 that requires residents or entities in Mainland China to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such residents or entities in Mainland China must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such citizens or residents in Mainland China, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released in February 2015 by SAFE, as amended in December 2019 (“SAFE Circular 13”), local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015.

ICONIQ has asked its shareholders who are residents in Mainland China to make the necessary applications and filings as required by SAFE Circular 37. We have learned that all of ICONIQ’s shareholders have completed SAFE Circular 37 Registration and are in compliance.

However, ICONIQ may not be informed of the identities of all the residents or entities in Mainland China holding direct or indirect interest in their company, nor can ICONIQ compel its beneficial owners to comply with SAFE registration requirements. As a result, ICONIQ cannot provide any assurances that all of ICONIQ’s current and future shareholders who are residents in Mainland China will comply with ICONIQ’s request to make or obtain and maintain any applicable registration or comply with other requirements required by SAFE Circular 37 or other related rules. Failure by such shareholders or beneficial owners to comply with SAFE regulations could subject ICONIQ to fines or legal sanctions, restrict ICONIQ’s investment activities outside Mainland China or affect ICONIQ’s ownership structure, which could adversely affect ICONIQ’s business and prospects.

Restrictions on our subsidiaries in Mainland China and Hong Kong on paying dividends or making other payments to it under existing or new laws and regulations of Mainland China and Hong Kong may restrict our ability to satisfy its liquidity requirements.

While our subsidiaries have not yet distributed dividends in the past, dividend payments from our subsidiaries in Mainland China in the future are subject to various restrictions under laws and regulations in Mainland China in force at the time and could be subject to additional, more onerous restrictions under new laws and regulations in Mainland China that may come into effect in the future. Current regulations in Mainland China permit our subsidiaries in Mainland China to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory condition and procedures, if any, determined in accordance with accounting standards and regulations in Mainland China. In addition, each of our subsidiaries in Mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that withholding tax at the rate of 10% will be applicable to dividends payable by Chinese companies to non-Mainland China-resident enterprises, unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-Mainland China-resident enterprises are incorporated. Furthermore, if our subsidiaries in Mainland China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy its liquidity requirements. Due to these restrictions and additional restrictions that may be imposed under new laws and regulations in Mainland China that may come into effect in the future, cash and/or non-cash assets held by our subsidiaries in Mainland China may not be available to fund our foreign currency needs or any foreign operations that we may have in the future or for other uses outside of Mainland China.

Based on the experience of our management team, we do not believe that remittance of cash and/or non-cash assets from Hong Kong is subject to the aforementioned interventions, restrictions and limitations by the government of Mainland China or similar interventions, restrictions or limitations from the government of Hong Kong, nor do we believe such interventions, restrictions and limitations will be imposed on us or any future Hong Kong subsidiary that we may have in the foreseeable future. To the extent that our cash and/or non-cash assets in Hong Kong or any cash and/or non-cash assets held by our Hong Kong subsidiaries are subject to the aforementioned interventions, restrictions and limitations by the government of Mainland China or the government of Hong Kong, then, as a result of such interventions, restrictions and limitations, such cash/assets may not be available to pay dividends to us, to fund the operations of our subsidiaries outside Hong Kong or to be used outside of Hong Kong for other purposes.

Mainland China regulation of loans to and direct investment in entities in Mainland China by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to our subsidiaries in Mainland China, which could adversely affect our liquidity and its ability to fund and expand our business.

We are an offshore holding company with some of our operations conducted in Mainland China. We may make loans to our subsidiaries in Mainland China subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in Mainland China. Any loans to our wholly foreign-owned subsidiaries in Mainland China, which are treated as foreign-invested enterprises under laws of Mainland China, are subject to foreign exchange loan registration with the National Development and Reform Commission, or the NDRC, and SAFE or its local branches. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (1) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (2) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (3) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (4) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by regulations in Mainland China on loans to and direct investment in entities in Mainland China by offshore holding companies, there is no assurance that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by NWTN to our subsidiaries in Mainland China or with respect to future capital contributions by NWTN to our subsidiaries in Mainland China. If we fail to complete such registrations or obtain such approvals, our ability to use any future proceeds and to capitalize or otherwise fund our operations in Mainland China may be negatively affected, which could adversely affect liquidity of our operations in Mainland China and our ability to fund and expand our business.

Because NWTN is incorporated in the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

NWTN is an exempted company incorporated in the Cayman Islands with limited liability. As a result, it may be difficult for investors to effect service of process within the United States upon NWTN’s directors or officers, or enforce judgments obtained in the United States courts against NWTN’s directors or officers.

NWTN’s corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act (Revised) of the Cayman Islands (the “Cayman Act”) (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. NWTN is subject to the federal securities laws of the United States. The rights of our shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of NWTN’s directors to NWTN under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less prescriptive body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against NWTN or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) in original actions brought in the Cayman Islands, to impose liabilities against NWTN predicated upon the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

It may be difficult to enforce a U.S. judgment against our or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

Not all of our directors and executive officers are residents of the United States, and the assets of the company or these persons may be located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

A number of our directors and executive officers are located in Mainland China. As a result, investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Mainland China against our management named in this annual report based on foreign laws.

A number of our directors and executive officers reside within Mainland China for at least a significant portion of the time. As a result, it may be difficult for investors to effect service of process upon our management located in Mainland China. It may also be difficult for investors to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against our officers and directors located in Mainland China. In addition, there is uncertainty as to whether the courts of Mainland China would recognize or enforce judgments of U.S. courts against our management located in Mainland China predicated upon the civil liability provisions of the securities laws of the United States or any state.

As advised by Jingtian & Gongcheng, our Mainland China counsel, there is uncertainty as to whether the courts of Mainland China would enforce judgments of United States courts or Cayman courts obtained against our management located in Mainland China predicated upon the civil liability provisions of the U.S. federal and state securities laws. Jingtian & Gongcheng has further advised that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The courts in Mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between Mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. Further, according to the PRC Civil Procedures Law, courts in Mainland China will not enforce a foreign judgment against our management located in Mainland China if they decide that the judgment violates the basic principles of laws of Mainland China or national sovereignty, security or public interest. As a result, it may be difficult for our shareholders or investors to effect service of process upon our management inside Mainland China, and it is uncertain whether and on what basis a court in Mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on laws of Mainland China against a company in Mainland China, if they can establish sufficient nexus to Mainland China for a court in Mainland China to have jurisdiction, and meet other procedural requirements. However, it would be difficult for foreign shareholders to establish sufficient nexus to Mainland China by virtue only of holding our securities.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, prospects, financial condition and results of operations.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have been concerns over the downturn in economic output caused by the COVID-19 pandemic. It is unclear whether these challenges will be contained and what effects they each may have. Economic conditions in China, the UAE and other regions where we seek to operate are sensitive to global economic conditions. In particular, there have been signs that the rate of China’s economic growth is declining; any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. Credit risks of customers and suppliers and other counterparty risks may also increase.

Sales of our vehicles depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our vehicles and our results of operations may be materially and adversely affected.

Natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events could materially and adversely affect our business, results of operations or financial condition.

The occurrence of one or more natural disasters, such as hurricanes and earthquakes, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geopolitical events, such as civil unrest and acts of terrorism, or similar disruptions, could materially and adversely affect our business, results of operations or financial condition. These events could result in physical damage to property, an increase in energy prices, temporary or permanent closure of one or more of our current or planned facilities, temporary lack of an adequate workforce in a market, temporary or long-term disruption in the supply of raw materials, product parts and components, temporary disruption in transport, or disruption to our information systems. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

While our independent registered public accounting firm is not among the auditor firms listed on the HFCAA Determination List as of the date hereof, its audit documentation related to its audit reports included in this annual report include audit documentation located in China. PCAOB may not be able to inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection, which could result in limitations or restrictions on our access to the U.S. capital markets. Furthermore, trading in our securities may be prohibited under the HFCAA or the AHFCAA if the SEC subsequently determines that our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two.

Our independent registered public accounting firm, issued an audit opinion on the financial statements included in this annual report filed. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB.

Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of their auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB is currently unable to conduct inspections of audit firms located in Mainland China and Hong Kong, and it has issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in Mainland China or Hong Kong. They are currently able to conduct inspections of U.S. audit firms where audit work papers are located in Mainland China however PCAOB requests for workpapers are subject to approval by Chinese authorities. The audit workpapers for our Chinese operations is located in Mainland China.

The PCAOB has not requested our auditor to provide the PCAOB with copies of our audit workpapers of and consequently the auditor has not sought permission from PRC authorities to provide copies of these materials to the PCAOB. If our auditor is not permitted to provide requested audit work papers located in China to the PCAOB, investors would be deprived of the benefits of PCAOB’s oversight of such auditors through such inspections.

In addition, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular Mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as Nasdaq of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including NWTN, and the market price of our securities could be adversely affected, and we could be delisted if it is unable to cure the situation to meet the PCAOB inspection requirement in time. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On December 2, 2021, the SEC adopted final rules implementing the HFCAA. On a rolling basis, the SEC will identify issuers with auditors that the PCAOB is unable to inspect or investigate completely because of non-US governmental restrictions. If an issuer is identified for three consecutive years, the SEC will publish an order prohibiting the trading of the issuer’s securities on a US stock exchange and the US over-the-counter market. For a calendar year issuer such as NWTN, identification would begin in 2022 after the filing of our Annual Report on Form 20-F for the year ended December 31, 2021. If we are identified, we must comply with the disclosure provisions of the HFCAA in our next annual report, which would be our Annual Report on Form 20-F for the year ended December 31, 2022. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On June 4, 2020, former U.S. President Donald J. Trump issued a memorandum ordering the President’s Working Group on Financial Markets (“PWG”) to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from non-cooperating jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate, including China, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in non-cooperating jurisdictions may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. If we fail to meet the new listing standards before the deadline specified thereunder, we could face possible de-listing from Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our securities trading in the United States.

Furthermore, on August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in Mainland China and Hong Kong. The agreement includes detailed and specific commitments from the CSRC that would allow PCAOB inspections and investigations meeting U.S. standards, such as (i) independent discretion by the PCAOB to select any issuer audits for inspection or investigation in accordance with the Sarbanes-Oxley Act; (ii) direct access by the PCAOB to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) unfettered ability by the PCAOB to transfer information to the SEC in accordance with the Sarbanes-Oxley Act; and (iv) procedures for PCAOB inspectors to see complete audit work papers without any redactions. Implementation of the aforementioned framework is subject to uncertainties and will affect the PCAOB’s actual ability to inspect and investigate completely audit firms in Mainland China and Hong Kong.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “commission-identified issuer” under the HFCA Act for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for the fiscal year of 2022. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “commission-identified issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCA Act as and when appropriate.

As of the date hereof, our auditor, Marcum Asia CPAs LLP, is not among the auditor firms listed on the HFCAA Determination List, which list notes all of the auditor firms that the PCAOB is not able to inspect. Should the PCAOB be unable to fully conduct inspections of the workpapers of our auditor of in China, it will make it more difficult to evaluate the effectiveness of the auditor’s audit procedures or quality control procedures. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements, which would adversely affect NWTN securities.

Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 onwards. As NWTN is a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

We may re-domicile or continue out of the Cayman Islands into another jurisdiction, and the laws of such jurisdiction will likely govern all of our material agreements and we may not be able to enforce our legal rights.

We may relocate the home jurisdiction of our business or re-domicile or continue out of the Cayman Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction would likely govern all of our material agreements. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Any such reincorporation and the international nature of our business will likely subject us to foreign regulation.

Risks Relating to Being a Public Company

We will incur increased costs as a result of operating as a public company, and our management devotes substantial time to new compliance initiatives.

We are a new public company subject to reporting requirements in the United States, and it incurs significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to, among other things, general market and economic conditions. An active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on the New York Stock Exchange, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Risks Relating to Ownership of Our Ordinary Shares

Our ability to pay any dividends in the future will depend entirely on distributions from ICONIQ and our other subsidiaries.

NWTN is a holding company and does directly own any operating assets other than its ownership of interests in ICONIQ and our other subsidiaries. We will depend on ICONIQ and our other subsidiaries for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends. The earnings from, or other available assets of, ICONIQ and our other subsidiaries may not be sufficient to make distributions or pay dividends, pay expenses or satisfy our other financial obligations.

If we fail to implement and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our securities, including our Class B ordinary shares, may be adversely impacted. If we fail to implement and maintain an effective system of internal control, we will not be able to conclude, and our independent registered public accounting firm will not be able to report, that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act in any future annual report on Form 20-F covering the fiscal year in which this failure occurs.

We are subject to the reporting requirements of the Exchange Act and to the requirements of the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.

Effective internal control over financial reporting is necessary for us to produce reliable financial reports. Any failure to maintain effective internal control over financial reporting could prevent us from identifying fraud and result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material and adverse effect on the trading price of our securities. Furthermore, we may need to incur additional costs and use additional management and other resources as our business and operations further expand or in an effort to remediate any significant control deficiencies that may be identified in the future.

We may or may not pay cash dividends in the foreseeable future.

Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, applicable law, regulations, restrictions, our results of operations, financial condition, cash requirements, contractual restrictions, our future projects and plans and other factors that the board of directors may deem relevant. In addition, our ability to pay dividends depends significantly on the extent to which we receive dividends from ICONIQ and our other subsidiaries, and there can be no assurance that ICONIQ our other subsidiaries will pay dividends. As a result, capital appreciation, if any, of our ordinary shares will be an investor’s sole source of gain for the foreseeable future.

Provisions in our Amended and Restated Memorandum and Articles of Association may inhibit a takeover of NWTN, which could limit the price investors might be willing to pay in the future for our securities and could entrench management.

Our Amended and Restated Memorandum and Articles of Association contains provisions that may discourage unsolicited takeover proposals that our shareholders may consider to be in their best interests. Among other provisions, subject to the right of our shareholders as specified in the Amended and Restated Memorandum and Articles of Association, the ability of our board of directors to issue additional shares, with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as the board of directors may determine, to the extent authorized but unissued, and without shareholder approval, may make it more difficult for our shareholders to remove incumbent management and accordingly discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Class B ordinary shares less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, our shareholders may not have access to certain information they deem important. We cannot predict if investors will find our Class B ordinary shares less attractive because it relies on these exemptions. If some investors find our Class B ordinary shares less attractive as a result, there may be a less active trading market and share price for our Class B ordinary shares may be more volatile.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and are permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

We are considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of NWTN’s securities.

In addition, as a “foreign private issuer,” we are permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its Annual Reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. We currently intend to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements of Nasdaq that we do follow, we cannot give any assurances that we will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow us to follow our home country practice. Unlike the requirements of Nasdaq, we are not required, under the corporate governance practice and requirements in the Cayman Islands, to have our board consist of a majority of independent directors, are we required to have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors, or have regularly scheduled executive sessions with only independent directors each year. Such Cayman Islands home country practices may afford less protection to holders of our ordinary shares. For additional information regarding the home country practices we intends to follow in lieu of Nasdaq requirements, see the section of this annual report entitled “Item 3. Key Information — D. Risk Factors — Risks Relating to Ownership of Our Ordinary Shares.”

We would lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities becomes directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Our dual-class capital structure may render our Class B ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class B ordinary shares.

We cannot predict whether our dual-class capital structure will result in a lower or more volatile market price of our Class B ordinary shares, adverse publicity or other adverse consequences. Certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. For example, in July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public shareholders, and S&P Dow Jones announced in the same month that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure might make our Class B ordinary shares ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our Class B ordinary shares. It is unclear what effect, if any, these policies will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class capital structure of our ordinary shares, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class B ordinary shares less attractive to other investors. As a result, the market price and liquidity of our Class B ordinary shares could be materially adversely affected.

We are a “controlled company” within the meaning of the Listing Rules of Nasdaq and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

In addition to being a foreign private issuer, we are a “controlled company” as defined under the Listing Rules of Nasdaq, because Alan Nan WU is able to exercise 77.0% of the aggregate voting power of our total issued and outstanding shares. For as long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. For additional information regarding the corporate governance practices that we intend to follow in lieu of Nasdaq requirements, see the section of this annual report entitled “Item 3. Key Information — D. Risk Factors — Risks Relating to Ownership of Our Ordinary Shares — The market price and trading volume of our Class B ordinary shares and warrants may be volatile.”

The stock markets, including Nasdaq on which NWTN lists our Class B ordinary shares and warrants under the symbols “NWTN,” and “NWTNW,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for our Class B ordinary shares and warrants, the market price of our Class B ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volume in our Class B ordinary shares and warrants may fluctuate and cause significant price variations to occur. If the market price of our Class B ordinary shares and warrants declines significantly, you may be unable to resell your shares or warrants at or above the market price of such shares and warrants. We cannot assure you that the market price of our Class B ordinary shares and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this annual report;

●	actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, level of indebtedness, liquidity or financial condition;

●	additions and departures of key personnel;

●	failure to comply with the requirements of Nasdaq;

●	failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

●	future issuances, sales, resales or repurchases or anticipated issuances, sales, resales or repurchases, of our securities including due to the expiration of contractual lock-up agreements;

●	publication of research reports about our company;

●	the performance and market valuations of other similar companies;

●	failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

●	new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to our company;

●	commencement of, or involvement in, litigation involving our company;

●	broad disruptions in the financial markets, including sudden disruptions in the credit markets;

●	speculation in the press or investment community;

●	actual, potential or perceived control, accounting or reporting problems;

●	changes in accounting principles, policies and guidelines; and

●	other events or factors, including those resulting from infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 public health emergency), natural disasters, war, acts of terrorism or responses to these events.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the market price of their shares. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

Our periodic operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our operating results may fluctuate significantly because of several factors, including:

●	labor availability and costs for hourly and management personnel;

●	our ability to successfully develop, commercialize, and obtain market acceptance for our products;

●	changes in interest rates;

●	impairment of long-lived assets;

●	macroeconomic conditions, both internationally and locally;

●	changes in consumer preferences and competitive conditions;

●	expansion to new markets; and

●	fluctuations in commodity prices.

If securities or industry analysts do not publish or cease publishing research or reports about our company, our business, or our market, or if they change their recommendations regarding our securities adversely, then the price and trading volume of our securities could decline.

The trading market for our securities is and will be influenced by the research and reports that industry or financial analysts publish about our business. We do not control these analysts, or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our securities will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we may fail to meet their estimates. In the event that we obtain industry or financial analyst coverage, if any of the analysts who cover our company issues an inaccurate or unfavorable opinion regarding our company, the price of our securities would likely decline. If our financial results fail to meet, or significantly exceed, the announced guidance or the expectations of analysts or public investors, analysts could downgrade our securities or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause the price of our securities or trading volume to decline.

In the event that our Class B ordinary shares are delisted from Nasdaq, U.S. broker-dealers may be discouraged from effecting transactions in our Class B ordinary shares because they may be considered penny stocks and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our Class B ordinary shares could be considered to be a “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in our Class B ordinary shares, which could severely limit the market liquidity of such ordinary shares and impede their sale in the secondary market.

A U.S. broker-dealer selling a penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our securities.

If we fail to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of our securities and would impair your ability to sell or purchase our securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action we take to attempt to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if our securities become delisted from Nasdaq, for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

We are an “emerging growth company” within the meaning of the Securities Act, and as we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We qualify as an emerging growth company within the meaning of the Securities Act, and we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, which makes our securities less attractive to investors.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as we continue to be an emerging growth company, it may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we become a “large accelerated filer” under U.S. securities laws.

We cannot predict if investors find our securities less attractive because we rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile. Further, there is no guarantee that the exemptions available to us under the JOBS Act will result in significant savings. To the extent that we choose not to use exemptions from various reporting requirements under the JOBS Act, we will incur additional compliance costs, which may impact our financial condition.

Alan Nan WU, whose interests may conflict with yours, can exercise significant influence over our company. The concentrated ownership of our ordinary shares may prevent you and other shareholders from influencing significant decisions or may prevent or discourage unsolicited acquisition proposals or offers for our capital stock, and that may adversely affect the trading price of our securities.

Alan Nan WU, through Muse Limited, a company incorporated in the British Virgin Islands (“Muse Limited”) owns 100% of our Class A ordinary shares and 6,888,499 of our Class B ordinary shares, which represent approximately 77.0% of the voting interests of NWTN. For so long as he holds at least a majority of the voting interests of NWTN, Alan Nan WU will have the ability, through our board of directors, to significantly influence decision-making with respect to our business direction and policies. Matters over which Alan Nan WU may, directly or indirectly, exercise significant influence include: (i) the election of members of our board of directors; (ii) business combinations and other merger transactions requiring shareholder approval, including proposed transactions that would result in our shareholders receiving a premium price for their shares; and (iii) amendments of our Amended and Restated Memorandum and Articles of Association or increases or decreases in the size of our board of directors. Even if Alan Nan WU’s voting interests fall below a majority, he may continue to be able to strongly influence our decisions. In addition, such concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class B ordinary shares.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

If we are a passive foreign investment company (“PFIC”) for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our ordinary shares, the U.S. holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Our PFIC status for our current and subsequent taxable years may depend on our unbooked goodwill as valued based on the projected market value of our equity and whether we qualify for the PFIC start-up exception. Depending on the particular circumstances, the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Please see the section of this annual report entitled “Material United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Rules” for a more detailed discussion with respect to our potential PFIC status. U.S. holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our ordinary shares.

The registration of shares for resale as provided by the Business Combination and the grant and future exercise of registration rights may adversely affect the market price of our securities.

In connection with the Business Combination, NWTN agreed to register for resale on Form F-1 (i) the ordinary shares, which have been exchanged for, or which shall be issued upon exercise of the other NWTN securities that were exchanged for securities of East Stone underlying the private placement units that were issued concurrently with the East Stone’s initial public offering, (ii) the ordinary shares issued to the shareholders of ICONIQ as consideration in connection with the consummation of the Business Combination, and (iii) all the ordinary shares issued or to be issued upon conversion of certain Convertible Notes and equity investment, subject to certain conditions,, no later than sixty (60) business days after the Closing Date, and to use its reasonable efforts to cause such resale registration statement to become effective on or before one hundred twenty (120) days after the Closing Date.

In connection with the Closing of the Business Combination, East Stone, NWTN, certain initial shareholders of East Stone and the other parties thereto entered into an amendment to the Founders Registration Rights Agreement (the “Founders Registration Rights Agreement Amendment”), pursuant to which such holders can demand that we register their registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that we undertake. We intend to file and maintain an effective registration statement under the Securities Act covering such securities.

In addition, Yellow River (Cayman) Limited, a Cayman Islands company, has been granted both demand and piggyback registration rights for the NWTN securities that it received in connection with the Business Combination.

The registration of these securities will permit the public resale of such securities, subject to any applicable contractual lock-up obligation. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class B ordinary shares post-Business Combination.

Item 4. Information on the Company

A.	History and development of the company.

 Establishment of Dubai Global Headquarters

We trace our history back to 2014 when our predecessor entity was incorporated in Dubai, the UAE. After expanding into China in 2016 to utilize its supply chain, manufacturing capabilities and market opportunities, on March 22, 2022, we established our global headquarters in Dubai to reinforce our heritage from the Middle East as well as our vision to offer “passenger-centric” SPVs on a global scale. Our presence in the Middle East enables us to look both “East and West” to pursue our global growth ambitions. As of December 31, 2022,

●	our Dubai headquarters’ business scope covered science and technology consultancy, innovation and AI research and consultancy, as well as automobile engineering services;

●	our Dubai headquarters entity, ICONIQ Green Technology FZCO, controls all of our UAE operating subsidiaries and through its wholly owned subsidiary ICONIQ Motors Limited, controls those in Mainland China;

●	our senior management’s employment contracts were all signed with our Dubai headquarters entity;

●	we had transferred over 60 patent rights and were in the process of assigning nearly 40 procurement contracts with our key suppliers from our Mainland China operating subsidiaries to our Dubai headquarters entity; and

Commencement of the Jinhua Project under the Jinhua Investment Agreement

Moreover, on June 6, 2022, ICONIQ signed an investment agreement with the Jinhua Development Partner. Such agreement was terminated and ICONIQ and the Jinhua Development Partner entered into a new investment agreement on August 15, 2022 (the “Jinhua Investment Agreement”). The Jinhua Investment Agreement contemplates that ICONIQ will set up a wholly-owned subsidiary in the City of Jinhua, Zhejiang Province, China to act as NWTN’s China headquarters (the “Jinhua Project”), and the headquarters are planned to include functions of research and development, procurement, production and sales.

Under the Jinhua Investment Agreement, a subsidiary of the Jinhua Development Partner has agreed to finance the construction of the industrial land and factory building for the Jinhua Project (the “Jinhua Land and Building”). After the Jinhua Land and Building are constructed, ICONIQ will lease them for five to eight years, and ICONIQ’s rent will be waived in full for the first two years, and reduced in half for the three years thereafter. Following the expiry of our lease, ICONIQ will have the option to purchase Jinhua Land and Building at a purchase price of the construction cost plus an 8% interest per year, less any rent paid, pursuant to the terms set out in the Jinhua Investment Agreement and lease and buy-back agreements to be separately negotiated. Please refer to Exhibit 10.7 for details of the Jinhua Investment Agreement.

In connection with ICONIQ’s cooperation with the Jinhua Government and as contemplated by the Jinhua Investment Agreement, on June 15, 2022, East Stone and NWTN entered into a Subscription Agreement with one of the PIPE Investors (the “June PIPE Investor”), pursuant to which the NWTN agreed to issue and sell to the June PIPE Investor certain ordinary shares of the NWTN for an aggregate purchase price of $200 million (the “June PIPE”). The June PIPE was consummated simultaneously with the Closing of the Business Combination. The June PIPE Investor directly, and the Jinhua Government indirectly, owns 19,493,177 Class B ordinary shares post-Business Combination, which amounts to 1.82% of voting power in NWTN at the time of the Business Combination.

We plan to cooperate with the Jinhua Government and other partners to design and manufacture MUSE in the manufacturing base in the Jinhua Project, which manufacturing base is planned to have over 4,000,000 square feet of space.

Establishment of SKD Facility in Abu Dhabi

In September 2022, NWTN Technologies Industries, an Abu Dhabi-based industrial and manufacturing company wholly-owned by ICONIQ Green Technology FZCO, finalized an agreed form of lease agreement with KEZAD to establish a SKD (Semi-Knockdown) facility for EV assembly in the UAE to manufacture and market our vehicles in the Middle East, Africa, Southeast Asia and Europe. As part of AD Ports Group’s Economic Cities & Free Zones, we believe KEZAD offers unique advantages, including extensive size, world-class infrastructure, free zone and domestic industrial zone solutions, dedicated investor support, tax-free environment with competitive operating costs and strategic location with access to regional and international markets. The KEZAD assembly facility is our first facility in the UAE. The facility will enable us to conduct semi-knockdown production with a greater proportion of software and hardware localization and upgrades to meet the local market needs.

Under the Form of KEZAD Lease Agreement, we are leasing an area of approximately 25,000 sq.m. for a term of five years. We may also terminate the lease by serving six months’ written notice upon meeting certain conditions set out in the Form of KEZAD Lease Agreement. We plan to initially operate a manufacturing, research and development, vehicle testing and logistics facility constructed by KEZAD with an annual capacity of 5,000 to 10,000 units for the assembly of SKD EVs. Subsequently, we plan to expand its capacity to 50,000 units annually to support the production of our SPVs, including MUSE and ADA.

The Form of KEZAD Lease Agreement has been executed by both parties. This lease has been effective from October 1, 2022 for 5 years. The KEZAD assembly facility is currently in the final phase of installing equipment and conducting trial operations and is expected to be fully operational in the second quarter of 2023.

In December 2022, we delivered 20 range-extended electric vehicles at our new KEZAD facility. The delivery kicks off our plan to provide the UAE market with a range of innovative products and solutions to help support the country’s ‘Net-Zero 2050’ strategic initiative and promote the region’s transformation to sustainable energy. The R-EEVs are uniquely suited to the UAE market and beyond. The vehicle’s range-extended technology overcomes the problems of limited charging facilities in the UAE and the long distances often travelled in the country. The 20 R-EEVs were the first batch of vehicles to be delivered to local clients in the coming months.

Consummation of the Business Combination

On November 11, 2022, pursuant to that certain Business Combination Agreement dated as of April 15, 2022, as amended on September 28, 2022, by and among NWTN, East Stone, Purchaser Representative, First Merger Sub Second Merger Sub, and ICONIQ, the parties consummated the mergers of (a) the First Merger Sub merging with and into ICONIQ, with ICONIQ surviving the First Merger as a wholly-owned subsidiary of NWTN, and (b) the Second Merger Sub merging with and into East Stone, with East Stone surviving the Second Merger as a wholly-owned subsidiary of NWTN, as well as the other transactions contemplated by the Business Combination Agreement. As a result of the Business Combination, NWTN currently owns 100% of the outstanding ordinary shares of ICONIQ.

Pursuant to the Business Combination Agreement, immediately prior to the Closing of the Business Combination, all of the Class A ordinary shares of ICONIQ that were issued and outstanding immediately prior to the First Merger were cancelled and converted into an aggregate of 32,715,010 Class A ordinary shares of NWTN, and all of the Class B ordinary shares of ICONIQ that were issued and outstanding immediately prior to the First Merger were cancelled and converted into an aggregate of 207,314,707 Class B ordinary shares of NWTN.

On the Closing Date, the following securities issuances were made by NWTN to East Stone’s securityholders: (i) each outstanding ordinary share of East Stone was cancelled and converted automatically into the right to receive one Class B ordinary share of NWTN; (ii) each outstanding warrant (including public warrant and private warrant) of East Stone was converted into a warrant to purchase the same number of NWTN’s Class B ordinary shares at the same exercise price and for the same exercise period; (iii) each outstanding right of East Stone was automatically converted into one-tenth of one Class B ordinary share of NWTN.

Additionally, pursuant to the Subscription Agreements with the PIPE Investors, the PIPE Investors received an aggregate of 38,986,354 Class B ordinary shares for a purchase price at $10.26 per share for an aggregate purchase price of $400 million.

Our Class B ordinary shares and warrants commenced trading on The Nasdaq Capital Market on November 14, 2022 under the ticker symbols “NWTN” and “NWTNW,” respectively.

Corporate Structure

The chart below summarizes our corporate structure as of the date of this report:

NWTN.Inc
100%
ICONIQ Holding Limited
100%
ICONIQ Green Technology FZCO
NWTN Technologies Industries – Solo Proprietorship L.L.C.
100%
100%
ICONIQ Motors Limited
100%
NWTN Automobile Cars Trading - Sole Proprietary LLC
100%
ICONIQ Global Limited
100%
100%
NWTN Technology USA INC.
Entities in Hong Kong and Mainland China
Cayman
UAE
US
BVI
HK
China

B.	Business overview.

Overview

Headquartered in Dubai, UAE, we are a Smart Passenger Vehicle (SPV) company which strives to offer products that centralize on a “passenger-centric” design philosophy. With a focus on intelligence, comfort and style, we offer innovative vehicle designs that integrate technologies such as digital connectivity and autonomous driving that will deliver outstanding travel experience to passengers. Our long-term mission is to create a passenger-centered ecology through a more enlightened and high-tech way of life with our SPVs being the carrier of such progression.

We are in development of a product portfolio of EVs including a Supersport coupe, as well as SPVs including MUSE and ADA which are planned to be equipped with autonomous driving technology and digital connectivity through collaboration with strategic partners. The Supersport provides a unique insight into our design DNA and will help to anchor our brand’s market positioning as we progressively launch the SPVs. We envision each of the SPVs to be a vehicle enhanced with perception, reasoning and actuating devices that enhance the riding experience. Moreover, by partnering with automotive ESPs (Engineering Service Providers) such as W Motors Automotive Group Holding Limited Dubai Branch (“W Motors”) and Magna Steyr Automotive Technology (Shanghai) Ltd. and its affiliates (together, “Magna Steyr”), we have adopted an asset-light manufacturing model which we believe allows us to lower our initial capital expenditures and ramp up the production and commercialization of our products efficiently. We are also exploring opportunities with new partners to enhance product features and/or to develop new models that can leverage economy of scale from our existing product platforms and technologies, which will help to attract external resources, reinforce our brand and generate additional revenue. See “Item 4. Information on the Company – B. Business Overview — Manufacturing — Our asset-light manufacturing model.”

We believe that in recent years, the demand growth in the global passenger vehicle markets has been fueled by increases in per capita income, adoption of electric vehicles and significant advancement in technologies such as ADAS (advanced driver assistance system). According to Frost & Sullivan, Mainland China is the largest passenger vehicle market in the world, as measured by sales volume in 2021; and among the 21.5 million units of passenger vehicles sold in Mainland China in 2021, 15.5% of the volume were attributable to electric vehicles (EVs), which is forecasted to grow to 41.6% in 2026. We believe to be well-positioned to compete in the EV markets in China and other parts of the world because of (i) our core technologies focus on providing a passenger-centric experience which grant us competitive edges over our rivals; (ii) technology and production support through our strategic partnerships with globally leading technology providers and reputable automotive ESPs; and (iii) our non-binding pre-orders from a wide range of corporate customers around the world. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our ability to generate positive cash flow is uncertain, as non-binding pre-orders may not be converted into binding orders or sales, and customers may cancel or delay orders.”

Market Opportunity

According to Canalys, the worldwide sales of electric vehicles (EVs) grew annually by 55% to 10.1 million units in 2022. Mainland China was by far the largest EV market, with 59% of EVs sold there in 2022, a total of 5.9 million units. This represents 29% of all light vehicles sold in the region, up from 15% in 2021. According to Frost & Sullivan, driven by growing disposable income, increasing urbanization and investment in transportation infrastructure, sales volume of passenger vehicles globally is expected to increase to 75.9 million units in 2026, while sales volume of passenger vehicles in Mainland China is expected to increase to 25.5 million units during the same period, and the EV sales volume is forecasted to grow to 10.6 million units in 2026, representing 41.6% of the total passenger vehicle sales volume in Mainland China in 2026. By 2030, the global annual volume of passenger EVs will grow to 39.7 million, and the annual volume of new energy passenger vehicles in Mainland China will grow to 16.2 million. Meanwhile, the sales volume of EVs in the Middle East is expected to grow to 651 thousand in 2026 at a CAGR of 67.4%, according to Frost & Sullivan. In Europe, consumers are increasingly turning to battery EV (BEV) and plugin hybrid EV (PHEV), which allow these vehicles to achieve new volume and market share records. According to Canalys, Europe is the second largest EV market, with a 26% share and 2.6 million units sold. EVs represented 23% of vehicles delivered in 2022, up from 20% in 2021. EVs outsold diesels in 2022 in UK, according to the Society of Motor Manufacturers and Traders (SMMT).

Propelled by the ongoing government support and increasing investments by traditional automakers and new EV participants, consumers’ acceptance of new energy passenger vehicles in many major markets around the world is likely to exceed that of traditional fuel vehicles in the near future, according to Frost & Sullivan, with the following graphs showing the historical and projected growth of EV sales volume globally:

We envision SPV to be a passenger vehicle enhanced with perception, reasoning and actuating devices that enable the automation of driving tasks such as safe lane. We believe that, with the use of sensor technology to perceive vehicle status information, and with the help of wireless communication networks and modern intelligent information processing technology, SPVs can achieve intelligent traffic management, as well as intelligent decision making for traffic information services and intelligent control of vehicles. We also believe that, in addition to having futuristic designs, SPVs can be digitally connected to drivers and passengers and allow for interactions with them, as the vehicles will progressively “know” each passenger through the journeys and the in-cabin smart devices.

We primarily compete in the market for EVs, with a particular focus on the traditional mid- to large-sized sedan and SUV segments. Our competitors include traditional automotive OEMs, new EV brands and other technology companies entering the automotive market.

Our opportunities for the EV market in the Middle East, China, Europe, Southeast Asia and other regions are primarily driven by the following factors:

●	Technological development — We believe that compared to conventional internal combustion engine (ICE) vehicles in which established automobile powers such as Germany, Japan and the United States have longer development history and own many core technologies, other countries are better positioned to catch up and compete in the field of EVs. Various technological breakthroughs in the recent years have aided the development of the EV industry. For example, as the core component of EVs, battery cost is crucial to the control of a vehicle’s cost. Decrease in the volume-weight average cell has reduced and is expected to further reduce the production cost of EVs. Furthermore, as result of recent technological advancement, we believe well-designed EVs could have various potential advantages over ICE vehicles, including potentially better performance figures, such as power, torque and acceleration, as well as potentially higher safety levels, better user experience and reduced maintenance requirements for owners;

●	Government policy support — Based on our observation, many large fuel consuming countries around the world have been taking measures to ensure energy supply security, including goals to reduce carbon emissions and/or achieve carbon neutrality. To achieve this goal, the PRC government has promulgated a number of policies to support the growth of EV industry and targets to achieve 20% EV penetration rate by 2025, according to Frost & Sullivan. In the Middle East, in order to reduce reliance on fossil fuels, governments have been adopting policies to promote green transition, including by providing various subsidies to consumers who purchase EVs, strengthening regulations in relation to fuel efficiency and environment as well as incentivizing OEMs on the production of EVs. Moreover, the European Union aims to attain net-zero emissions of greenhouse gases by 2050, according to Frost & Sullivan, and has adopted a number of policies to support zero-emission vehicles, including purchase subsidies and tax exemptions. Additionally, various EU member states have also adopted specific incentive plans for EVs. We believe that these policies, including national EV subsidies and tax incentives, can help promote the technical development of EV and encourage automobile manufacturers to invest in developing EVs. We believe this trend will in turn create opportunities for the entire value chain of car manufacturing, from designers and manufacturers of battery, motor, electric control system in the upstream to charging infrastructure industry and battery recycling in the downstream, including SPV manufacturers such as ourselves; and

●	Changing consumer demands — We believe that in many countries and regions, consumers are incentivized to purchase EVs by a number of favorable government policies. For example, in Mainland China, until the end of 2022, purchasers of EVs can be exempted from purchase tax across the country and further enjoy various local subsidies as well as benefits such as exemptions from traffic restrictions and license-plate lottery and better terms for car loans. Moreover, we believe consumers across the globe are increasingly conscious about the environmental impacts of the goods they purchase and may favor EVs which can effectively reduce pollution emissions over traditional vehicles as part of a popular and widely advocated sustainable lifestyle. We believe this is likely to increase the demand for and sales of EVs in these markets. Furthermore, with respect to EVs, we believe consumers are becoming less concerned with battery range thanks to the advances in battery size and density, but rather focus on smart functions, passenger experience and driving assistance capabilities.

Competitive Strengths

We believe that competitive strengths that set us apart as a leading SPV company from other EV companies include the following.

Differentiated passenger experience that advocate a unique and personalized lifestyle

“Passenger-centric” is embedded in our product DNA, and we strive to offer our passengers a comprehensive smart mobility experience comprised of comfort, infotainment and personalized services to satisfy the needs of the mid- to high-end segment of corporate and family customers. Such experience will be measured by our products’ interior, safety features, intelligent devices as well as its ability to provide tailored services for each passenger. Our SPVs are designed to minimize motion sickness for the passengers and equipped with multiple passenger vehicle riding modes, including, for example, sporty, comfort and quiet as well as autonomous. These vehicles are planned to be designed to sense the physical wellness of a passenger, including pulse, blood pressure and body temperature, and to communicate with personal healthcare providers for advice if and when needed. They can also be facially recognized when stepping into a vehicle, which allows the vehicle to adjust all passenger presets for each individual, including lighting, seat position and seat stiffness. The vehicles are planned to be designed to adapt to the cabin environment and passenger condition as well as proactively turn on the entertainment, shopping and office work systems which are also customized for each passenger. The vehicles are also planned to be designed as a personal concierge who has a storage of the passenger’s favorite locations including restaurants, hotels, pharmacies and other locations, and the vehicle will automatically plan the travel routes based on the purpose, destination and road conditions. Furthermore, we will also ensure the safety of our customers by aiming to design MUSE and ADA according to E-NCAP (European New Car Assessment Programme) Five Star and C-NCAP (China New Car Assessment Programme) Five Star standards and equipping them with passenger safety features including AEB (Autonomous Emergency Braking), pre-tension safe-belt and extra airbags. Moreover, in the case of ADA, we envision a design that allows passengers to easily turn the vehicle cabin into sleeping, relaxed or working mode with voice-recognized instructions when the vehicle is capable of Level 4 autonomous driving.

Redefining EVs with style, ample cabin space and leading technologies

The differentiated passenger experience offered by our vehicles are intended to be supported by our stylistic exterior and interior, cabin space and suite of innovative technologies. Each line of our vehicles is planned to have modern and distinguishing design which appeals to the global customer base who adore esthetics and embrace technology. Moreover, our design for MUSE is planned to have a wheelbase of 3000 mm and a large cabin space which occupies a leading position in the industry, according to Frost & Sullivan.

Furthermore, our SPVs are planned to be designed as interconnected electronic device with our proprietary AI-NAS (Artificial Intelligent Networked Appliance System). They are planned to be designed with an innovative new dock, which provides the ultimate environment for a hardware and passenger system integration that is optimized for seamless operation. In addition to large and separate high-definition touch screens, high-end audio systems, facial and voice recognition devices and body condition sensors to provide the best-in-class on-board entertainment, shopping and office experiences, our SPVs are planned to carry chassis sensor and motion reverse system to minimize cabin motion as well as seat sensors that can recognize a passenger’s physical conditions. Additionally, our SPVs are planned to be able to support high-speed 5G internet and further enhance passenger experience with our on-board software applications running on AI-NAS. For details, see “— Our Technologies”. The AI-NAS, together with our on-board smart devices, will offer superb passenger experience with various services such as medical, travel, news, financial, social and luxury branding.

Strategic partnerships with industry leading vehicle designer, onboard system provider, technology provider and ESP

We work with industrial leaders and local governments in defining the next generation of EV passenger experience. We are currently entrusting W Motors on the contract engineering of our Supersport, and have contracted with the Jinhua Government to construct a manufacturing facility capable of developing MUSE and ADA vehicle lines. This contract engineering approach is widely employed in global passenger vehicle production, as many major OEMs around the globe currently have contract engineering arrangements.

Our strategic partner and investor, the Jinhua Government, has agreed under the Jinhua Investment Agreement to finance the planning and construction of the Jinhua Land and Building which is planned to be capable of producing the full range of our products, including MUSE and ADA. We plan to cooperate with the Jinhua Government and other partners to design and manufacture MUSE in the manufacturing base in the Jinhua Project, which manufacturing base is planned to have over 4,000,000 square feet of space. The facility is planned to have full EV production capacity including stamping, body, painting, final assembly and battery pack, with a planned annual production capacity of 100,000 vehicles. In the Jinhua Project, we, together with other partners such as Magna Steyr, W Motors and other suppliers, plan to develop all essential parts of MUSE vehicle and ADA vehicle, including body, interior, exterior, electrical architecture, powertrain, and perform early testing. For details of the contract engineering, see “— Manufacturing — Vehicle development and contract engineering process”. Meanwhile, ICONIQ Green Technology FZCO is jointly developing the Supersport with W Motors, a Dubai-based manufacturer of high-performance high-end hypercars which specializes in automotive design, research and development, as well as vehicle engineering and production. We have maintained a strategic alliance with W Motors since 2015 on product development, styling, design and marketing of our Model SEVEN, the predecessor vehicle of MUSE and ADA. Together, we have adopted a cross-branding strategy to promote, market and create awareness globally, including at events such as the Geneva Motor Show, the Dubai Motor Show, the Monterey Car Week, the Shanghai Auto Show and at venues such as our joint Dubai City Walk Flagship Showroom.

We also plan to procure other critical systems such as electronic control modules, electric motor units, lithium battery and battery management devices, cabin interior and infotainment system, safety equipment and other automotive components from Bosch China Investment Ltd and Bosch HUAYU Steering System Co, Ltd (together, “Bosch”), BENTELER Automotive (China) Investment Limited (“Benteler”), Contemporary Amperex Technology Co., Limited (“CATL”), LG Energy Solution, Ltd (“LG”) and other established suppliers.

We believe these partnerships will allow us to strategically differentiate ourselves from our peers, and such cooperation model enables us to focus on what we are best at, such as designing industry-leading vehicles that focus on passenger experiences supported by our leading technology and understanding of changing customer needs, while benefiting from accelerated product development with reduced capital investment. For details, see “Item 4. Information on the Company – B. Business Overview — Manufacturing — Our asset-light manufacturing mode.”. Moreover, such cooperation model grants us access to the latest technologies available in the market and the ability to grow along with the leaders of the EV industry.

Experienced and visionary management team with a track record of success

Our experienced management, senior advisors and talented employees are one of the key assets of our business and the foundation of our corporate culture, value and leadership. We have built a diversified team with different industry background, nationality, gender, age and career background, which we believe can leverage the full potential of each and every person. Built as a global company from day one, we believe we have attracted a deep bench of industry veterans across EV and traditional automotive companies as well as industrials and financial institutions to achieve our common vision and mission. We believe this multi-disciplinary approach is important to our credibility and sustainability in today’s global market.

Growth Strategies

We pursue the following strategies to accomplish our mission.

Work with local governments and global ESP partners to accelerate product development and delivery to market

We aim to expand our production capacity by cooperating with local governments in China, the UAE, as well as other locations in the future. Our manufacturing base in Jinhua, China is planned to have full production capacity initially for MUSE and ADA. Our SKD facilities in the UAE is planned to complete vehicle assembly and testing for our vehicles in the Middle East markets. Our plan is for the manufacturing plant within the Jinhua Project to obtain the capacity for the full production of MUSE in 2024 and ADA in 2025, and also serve as the mother plant for the UAE SKD facility. We aim to further expand our production capacity in the UAE by cooperating with local government and entities.

We believe our contract engineering arrangement with W Motors and Magna Steyr will allow us to lower our initial capital expenditure associated with facility operation. We believe they will also allow us to ramp up production in an efficient manner without dealing with complex labor and capacity management issues. Moreover, we plan to leverage the platform, technology and resource of these partners to accelerate product development.

Build and expand our international market presence

We currently primarily focus on the passenger vehicle markets in the UAE and Mainland China for the initial launch of our vehicle lines. However, we are a company with global presence as our head office and development center are located in Dubai. As we validate and execute our business plan, we plan to continue to develop our relationships and explore international expansions in attractive markets, such as the Middle East, Africa, Europe and Southeast Asia. Given our partnership strategy, we believe that we can build the manufacturing and operational networks needed to quickly establish us as a truly global brand. As we expand our presence across these regions, we plan to continuously develop and adopt the latest EV and manufacturing technologies to both localize and upgrade our products.

Work with global fleet providers as a large untapped market for EV growth

We plan to collaborate with and market our vehicles to leading fleet providers in the world, including corporate fleet, rental car service providers and ride-sharing service providers. Currently, we believe passenger EVs are not readily available in the global fleet service markets, as ICE vehicles comprised more than 80% of the total vehicles in the global fleet service markets, according to Frost & Sullivan. We plan to tap into these underserved markets for fleet providers by establishing our own direct sales and servicing network, including retail stores and delivery and servicing centers as on-the-ground outposts to our key fleet provider customers to extend our service coverage in an efficient and effective manner while utilizing an appropriate representation model for each market. We also plan to provide these customers with opportunities to extensively test our vehicles to validate their technology and the economic benefits for the customers. Furthermore, we plan to customize our vehicles for various markets to meet each corporate fleet provider’s differentiated needs. We believe that compelling partnerships with the global fleet providers will provide a strong support for our continuous growth globally.

Accelerate investment in and advancement of our technologies

R&D is critical to our success. We are in the process of forming an experienced international management team comprised of talented individuals from several EV technology leaders. We believe our product development centers in Dubai, Shanghai and Shenzhen as well as Jinhua as part of the Jinhua Project will enable us to tap into a deep pool of automotive talent, which we are utilizing to the fullest. We plan to increase our investment in R&D and focus on hiring talented engineers and scientists to advance our technological advantage. Additionally, we plan to leverage the strength and resources of our asset-light strategy partners and focus more investment into the development of our intellectual property to support our passenger-centric strategy.

Create more monetization opportunities during the lifetime of our products

We plan to launch passenger-centric SPVs as the passenger’s riding experience is the foundation of our car making philosophy. In such vehicles, passengers’ in-car experience will not only be confined to the smart cabin, but shall be further expanded by the on-board intelligent hardware accessories such as smartphones, bracelets, watches, sensors and other smart devices. We plan to further expand our service offerings to cover additional electronic devices that enrich passenger experience in and out of the vehicle which are planned to support subscription services based on autopilot and intelligent cabin as well as upgradable and scalable functions based on intelligent hardware.

See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — We may not be able to successfully implement our growth strategy on a timely basis, or at all, and it may be unable to manage future growth effectively, which could negatively impact its brand and financial performance.”

Our Products

Supersport

Supersport is a battery EV sport car which is planned to feature leading design and performance. The vehicle is being jointly developed by W Motors and us. Supersport is planned not only point to our global history and heritage from the Middle East, but also establish our design DNA and brand prestige among high-end consumers globally.

The vehicle is planned to share the same platform as certain W Motor’s hypercar product including the advanced carbon fiber monocoque and suspension. In designing the Supersport, we have utilized our advanced electronic architecture and many of the passenger-centric intelligent hardware features that are planned to be included in the design of MUSE. We have also redesigned the body styling to reflect our design DNA and plan to configure the interior to focus on passenger options and convenience.

The following table sets forth certain planned technical features of the target configurations of the Supersport upon launch.

Target Configuration
Estimated launch	2023
Length x width x height (mm)	4570 x 2040 x 1214
Wheelbase (mm)	2750
Seats	2
Motor	Dual RWD Permanent Magnet Synchronous Motor
Total max power (kW)	400
Total max torque (Nm)	400
Battery capacity (kWh)	70
Charging time	90 minutes to 95% (DC)/12 hours to 95% (AC)
Maximum speed (km/h)	≥250
0 to 100 km/h acceleration (s)	≤3.5
Mileage (km)	≥350
Weight (kg)	≤2000

We have developed the EV Supersport through a cooperative engineering development arrangement with W Motors, under which W Motors is responsible for styling and Class A surface digital design, packaging, and engineering vehicle designs, and we are responsible for engineering feasibility study, clay modeling, test and validation, and production. We are conducting limited edition production of the EV Supersport, which is expected to be launched in 2023 and be ready for full production in 2024. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving. Our vehicles may not perform in line with customer expectations” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on its business.”

MUSE

MUSE is planned to be a full-sized SPV which serves as our brand marquee model, with services to offer comprehensive passenger experience, Level 2.5 autonomous driving technology, and based on an advanced EV platform. In 2019, we and W Motors unveiled the Seven SPV, which was the predecessor of MUSE, as a collaborative project with a global community of automotive experts and visionaries. Since 2022, we have transformed the Seven SPV concept into MUSE to serve as a brand shaper for us. MUSE is planned to have several advanced features, including (i) innovative appearance with 1.42-meter-high ingress and egress which provides better passenger experience; (ii) luxurious interior with front swivel seat, double large screens and independent operating system, AI-NAS; (iii) holistic experience with multiple riding modes of work, health, meeting, entertainment and relaxation; and (iv) smart navigation with adaptability for future autonomous driving technology.

The following table sets forth certain planned technical features of the target configurations of MUSE upon launch.

Target Configuration
Estimated launch	2023
Length x width x height (mm)	5000 x 1960 x 1600
Wheelbase (mm)	3000
Seats	5 (Mobility) / 5 (Premium) / 4 (VIP)
Motor	One motor RWD / Dual motor AWD
NEDC range (km)	600+/800+
Battery type	Ternary lithium
Battery capacity (kWh)	100/120
Charging time	30 minutes to 70%
Maximum speed (km/h)	≥180
0-100 km/h acceleration (s)	≤4

Autonomous driving system	Level 2.5 autonomous driving as standard:
● Lane Departure Warning (LDW)
● Forward Collision Warning (FCW)
● Blind Spot Detection (BSD)
● Rear Cross Path Detection
● Door Open Warning
● Active Lane Change Assist warning
● Pedestrian Detection System (PDS)
● Automatic Emergency Braking-Pedestrian (AEB-P)
● Automatic Emergency Braking-Urban (AEB-U)
● Automatic Emergency Braking-City (AEB-C)
● Automatic Emergency Braking-Reverse (AEB-P-R)

● Adaptive Cruise Control (ACC)
● Lane Keep Assist (LKA)
● Traffic Jam Assist (TJA)
● Highway Assist (HWA)
● Junction Assist
● Lane Keep Control
● Intelligent Speed Adaption (ISA)
● Autonomous Emergency Steering (AES)
OTA firmware update	Upgradable ECUs

We believe that, unlike certain other multi-purpose vehicles (MPVs) on the market, MUSE pays more attention to the passenger’s riding experience, and we believe it will perform better in terms of comfort, intelligence and personalized services. MUSE seeks to transform vehicles from a traditional travel machine into a mobile living space by breaking the internal design of the vehicle and equipping and accessorizing it with smartphone like functionalities. At the same time, we plan to cooperate with reputable suppliers to provide passengers with a top-notch riding experience that meets modern-day travel needs of both corporate and family customers.

We are currently in the concept A surface digital design and packaging feasibility phase for upper body and initial production intent design phase for underbody including chassis, high voltage and components, and body structure for the development of MUSE. See “— Manufacturing — Vehicle development and contract engineering process.” We are working with W Motors, Magna Steyr and others to complete MUSE design and plan to be ready for full production in 2024 at the Jinhua plant. MUSE will be our first mass-production SPV in the market. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving. Our vehicles may not perform in line with customer expectations.” and “Risk Factors — Risks Relating to Our Business — Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on its business.”

ADA

ADA is planned to be a mid-sized compact SPV which serves as a more affordable model and aims for the mainstream MPVs and city SUVs market. While we plan for ADA to share the same competitive core features as MUSE, ADA is planned to be offered at a more affordable price range which we believe will allow a wider range of consumers to enjoy its futuristic design, smart and passenger-focused functions and seamless connectivity. We hope that ADA will further propel our global growth given its price positioning and overall vehicle size for markets such as Europe and Southeast Asia.

The following table sets forth certain planned technical features of the target configurations of ADA upon launch.

Target Configuration
Estimated launch	2024
Length x width x height (mm)	4800 x 1940 x 1600
Wheelbase (mm)	2950
Seats	5 (Mobility) / 5 (Premium) / 4 (VIP)
Motor	One motor RWD / Dual motor AWD
NEDC range (km)	600/750
Battery type	Ternary lithium
Battery capacity (kWh)	80/100
Charging time	30 minutes to 70%
Maximum speed (km/h)	≥180
0-100 km/h acceleration (s)	≤ 4.5

Autonomous driving system	Level 2 autonomous driving as standard, with Level 4 autonomous driving as option, which includes:
● Lane Departure Warning (LDW)
● Forward Collision Warning (FCW)
● Blind Spot Detection (BSD)
● Rear Cross Path Detection
● Door Open Warning
● Active Lane Change Assist warning
● Pedestrian Detection System (PDS)
● Automatic Emergency Braking — Pedestrian (AEB-P)
● Automatic Emergency Braking — Urban (AEB-U)
● Automatic Emergency Braking — City (AEB-C)
● Automatic Emergency Braking — Reverse (AEB-P-R)
● Adaptive Cruise Control (ACC)
● Lane Keep Assist (LKA)
● Traffic Jam Assist (TJA)
● Highway Assist (HWA)
● Junction Assist
● Lane Keep Control
● Intelligent Speed Adaption (ISA)
● Autonomous Emergency Steering (AES)
OTA firmware update	Upgradable ECUs

Similar to MUSE, ADA is planned to feature futuristic and compact exterior which enables easy city navigation. Its interior is designed to provide sufficient space for passengers and offers up-to-date connectivity experience. Moreover, ADA’s production is planned to share the same platform as that of MUSE, which we believe are capable of consistent performance while allowing us to manufacture ADA in a more timely and cost-efficient manner. Furthermore, ADA is planned to offer upgrade option to leading L4+ autonomous driving technology which we believe will deliver excellent in-cabin passenger experience in parallel with the development of relevant regulations. As a compact and more affordable model, ADA is planned not to have certain features offered by MUSE, including first-class second row seat with top comfort functions such as massage and ventilation as well as interior decoration that uses premium leather and other luxury materials.

We are currently in the strategic development phase for the development of ADA and plan to be ready for full production of ADA in 2025 at our Jinhua plant.

Leveraging the foundations and experience of the Seven SPV, we are still at early stage of development for our vehicles, in particular MUSE and ADA, and our expectations for product specifications, launch date and autonomous driving technology may be subject to further changes due to a variety of factors. For details, see Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving. Our vehicles may not perform in line with customer expectations.”

Our Technologies

We are developing an AI-NAS Ecology which will focus on providing a passenger-centric ecosystem, integrating hardware and software, using on-board computing power and offering open cloud platform for various service providers, as illustrated in the diagram below.

Note:

TTS: Text To Speech; ASR: Automatic Speech Recognition; NLP: Natural Language Processing; LBS: Location Based Services

Our AI-NAS Ecology System seeks to transform a vehicle into a mobile living space based on (i) AI-NAS in cabin, which is planned to equip and accessorize the vehicle with smartphone like functionalities supported by independent systems for in-vehicle personalized and interactive experiences, (ii) smart devices with expandable functions which are planned to be seamlessly connected to in-cabin AI-NAS with abundance of software applications downloadable from third party application stores, and (iii) private cloud AI-NAS with expandable and upgradable service provided by us and our ecosystem partners, including video, music and game streaming, medical, online shopping and utilities service providers. The Supersport is planned to combine the leading W Motors design with the smart functions unique to our brand. Moreover, at the launch of MUSE and ADA, we plan that our AI-NAS Ecology System in such products will include a 70-inch smart panel and a 17-inch center display, a 25-speaker smart audio infotainment system, AI assistant and AI cloud services.

Additionally, we envision our AI-NAS Ecology System to be complemented by a suite of innovative vehicle hardware, including:

●	Modular pure electric platform, which is planned to comprise a long wheelbase (3000 mm in the case of MUSE and 2950 mm in the case of ADA) chassis, electrified chassis solution (integrated four-in-one motor drive system), integrated thermal management solutions (battery storage system/electronic components), flexible and scalable battery storage system with standard and customized components, integrated crash functions, all of which are planned to offer a best-in-class ride and handling performance.

●	High density battery pack system, planned to be capable of 600-800km NEDC (New European Driving Cycle) driving range with 0.31 draft coefficient and peak discharge power of 300kW. We also plan to have advanced thermal management technology to extend battery service life as well as innovative dry wet separation structure and advanced BMS (Battery Management System) and thermal management to ensure product safety in the whole vehicle life cycle. Moreover, we plan to conduct simulation analysis and test verification to ensure the reliability of our products.

Furthermore, we are in the process of developing new passenger experience enabled by modular-distributed design system and 5G network. Our goal is for our proprietary AI-NAS to allow our passengers to seamlessly enjoy their favorite application and digital value-add services in any of our vehicles worldwide. AI-NAS is designed to have characteristics of passenger-defined functionalities, autonomous driving-oriented design, integrated electric and electronic architecture and iterative R&D and upgrades. We believe AI-NAS will enrich passenger experience through:

●	Five Senses System, which is planned to cover (i) auditory system for global hearing, privacy hearing, etc., (ii) visual system for lighting, screen display, projection, AR, VR, etc., (iii) olfactory system for electronic fragrance system, etc., (iv) tactile system for contact tactile, air cooling and heating, etc. and (v) taste system for food refrigeration and heating;

●	Comprehensive Data System, which is planned to cover (i) sensor collection system for temperature, humidity, gas content, etc., (ii) voice collection system for voice control, (iii) action collection system for gesture acquisition, eye tracking, whole body action acquisition, etc., (iv) physical input system for key, touch screen, etc. and (v) external visual collection system; and

●	Cloud Control System, which is planned to cover mobility control, multiple vehicle coordination and vehicle and home connectivity.

Additionally, in order to equip our SPVs with autonomous driving technology, we are developing an intelligent autonomous driving assistant, with powerful computing capability, advanced algorithms and multi-dimensional integrated sensors. We plan the core technologies to include:

●	Special domain controller for autonomous driving with high computing power and low power consumption. Aiming to achieve intelligent driving, the self-developed special domain controller for autonomous driving is planned to integrate various heterogeneous processors with customized peripheral sensor interfaces, meeting both the high-computing-power requirements of high-performance autonomous driving algorithms and the low-power-consumption requirements of vehicle components;

●	Heterogeneous multi-sensor fusion sensing and positioning system. Our self-designed scheme is planned to integrate and deploy various heterogeneous sensors such as LiDAR (Light Detection And Ranging), camera, millimeter wave radar, GNSS (Global Navigation Satellite System)and IMU (Inertial Measurement Unit), so as to realize the fusion sensing of the data set and the stable sensing and positioning of the positioning algorithm in various complex scenes;

●	Decision planning and control system based on reinforcement learning architecture. Our intelligent driving system is planned to use a decision-making and planning algorithm based on reinforcement learning, which is developed to complete the full coverage of urban, high-speed and rural scenes. The control algorithm is planned to carry self-adaptive capability for vehicle situation change and different travel scenes;

●	Vehicle-infrastructure coordination solution. Utilizing 5G technology, the vehicle and infrastructure perception data is planned to be fused to realize the environment perception without blind area, the overall optimization of vehicle path planning will be realized through collaborative decision-making planning, and the global optimization of traffic system is planned to be realized through regional and global data fusion. Such autonomous driving capabilities is planned to allow the vehicles to be safer, more efficient and more intelligent as well as to form an intelligent transportation system together with road-side infrastructures.

We plan to install different levels of autonomous driving technology on our vehicles. At product launch, we plan for MUSE to have Level 2.5 autonomous driving system and ADA to have Level 2 autonomous driving system, with ADA offering Level 4 autonomous driving system as an option.

Furthermore, we plan to collaborate with a top-tier supplier, CATL, to develop our vehicles’ battery cells. MUSE is planned to use CATL’s 3rd Generation CTP (cell-to-pack) battery system, which uses a ternary lithium battery made of lithium nickel-cobalt-manganate with a high energy density. It is also planned to have an integrated isolation cooling system which physically achieve dry and wet separation. Additionally, the battery system is planned to carry a thermal diffusion safety design, which is intended to prevent single cell failure from compromising the whole pack and improve escape time. Moreover, we plan to equip it with a pyro fuse to reduce high voltage safety risk after collision.

Research and Development

Our R&D efforts are focused on vehicle design, product engineering, manufacturing engineering, intelligent seating design, intelligent network, vehicle body engineering, vehicle safety engineering, data and data security, supply quality engineering, CAD (computer-aided design) and supply chain management. In addition, we plan to work with our ecosystem partners to design and develop a rich portfolio of smart software and hardware. We are in the process of assembling a team of experienced experts and engineers to bring innovative and safe passenger vehicles to market. In 2022 and 2021, we invested US$15.8 million and US$0.7 million in R&D activities, respectively, which accounted for 39.1% and 6.7% of our total operating expenses, respectively. We expect to scale up both our in-house R&D and collaboration with external R&D partners in order to enhance and commercialize our products and technologies.

In the field of autonomous driving, we are building a dedicated R&D team and recruiting experienced personnel to support our future need for such technology in our vehicles. We are also actively seeking external partners to co-develop or acquire autonomous driving technology.

See “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply could have a material adverse effect on our business, results of operations or financial condition.”

Sales and Marketing

Marketing and distribution

Our marketing and communications strategy is planned to initially focus on promoting the awareness of our brand which will represent a premium brand with high-quality vehicles and services in the Middle East and Mainland China. We aim to engage in cost-effective branding activities by taking advantage of digital channels including social media and maintaining an “always on” online presence to build an online and offline ecosystem of users. We do not intend to invest in traditional mass-marketing, such as billboard and magazines, given its inefficiency and poor return-on-investment. In China and selected markets globally, we plan to adopt a partnership-driven marketing and distribution strategy for individual and corporate customers which focuses on products and brand, distribution and the establishment of an AI-NAS ecology system.

For individual customers, we plan to focus on building a strong brand recognition and loyalty among our target demographics. We believe these customers pursue technological innovation, enjoy beautiful and intelligent design and yearn for an exclusive and luxurious life journey. We seek to reach mobile-internet savvy middle-class customers via endorsements from their key opinion leaders (KOLs). We also plan to offer fully-digitalized and personalized customer experience from VR showroom to mobile and online product customization, order placement and order tracking, including virtual assembly inspection, home delivery ceremony and owners’ club. Moreover, we plan to pursue selective co-branding with global luxury partners.

For corporate customers, we seek to offer smart mobility solutions through various commercial partnerships with, for example, travel companies, corporate fleets, luxury hotels and passenger service companies to meet the unique demands of corporate customers and travellers through tailor-made service packages. In the future, our integrated business service platform is planned to enable corporate clients to define and customize both hardware and software of their NWTN vehicle fleet with a broad range of value-add services at their disposal. Additionally, we believe our smart vehicle products are an ideal candidate for mobile vehicle pooling businesses and smart city public transportation.

For all customers, our sales network globally is planned to be asset-light, which we believe will provide an accelerated representation model that delivers both the brand and customer experience, sales performance and investment returns for our partners. We believe this will ensure all our customers globally can enjoy a consistently outstanding NWTN brand and ownership experience.

We are planning a balanced marketing and distribution model that uses Mainland China and the UAE as the foundation for our initial growth and accelerated development of relevant passenger technologies. However, over time we plan to expand our market presence to reduce our exposure to macroeconomic risks. Our international strategy will initially focus on the Middle East, Africa, Europe and Southeast Asia through reputable and influential local partners to cultivate both the consumer and the business demands for our products and services. We plan to further expand our global reach to the rest of the world, which will primarily be driven by our future sales and marketing strategy and partnerships.

See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our brand and reputation could be harmed by negative publicity or safety concerns regarding its products or the products of its competitors, which could materially and adversely affect our business, results of operations or financial condition.”

Pricing

We plan to adopt the same pricing strategy globally and price our products based a variety of factors, such as product positioning, government subsidy policy, competitive landscape, spending patterns of target consumers and production costs.

Government support

There are currently a number of national-level and municipal-level regulations and policies in major markets around the world that incentivize consumers to purchase EVs. In Mainland China, qualified purchasers of new energy vehicles are entitled to subsidies from the central government and certain local governments. Additionally, the United Kingdom government provides vehicles incentives such as purchase subsidies, exemption from the vehicle excise duty and London’s congestion charge. European Union countries such as Germany and France have also introduced a series of EV subsidies. These policies are subject to certain limits as well as changes that are beyond our control. Any uncertainty or delay in collection of the government subsidies may also have an adverse impact on our financial condition. For details, see “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply could have a material adverse effect on our business, results of operations or financial condition.” Furthermore, we aim to further expand our production capacity in Mainland China and the UAE by cooperating with local government and entities. We have signed a framework agreement with a municipal government in Mainland China with respect to investment for R&D, production, equipment and raw material procurement, sales and marketing and other areas where, subject to certain conditions, we hope to obtain various subsidies, facility construction support, financing support and tax benefits.

Comprehensive Services

Value-add services

We intend for our SPVs to have functions that synchronize with passenger’s smart devices such as smartphone, smart watch and other wearables to access their personal preference and information from other applications. Through these, we aim to provide our customers with various expandable services such as health monitoring and in-vehicle entertainment for our passengers. Moreover, we aim to allow passengers to be able to access a selected list of third-party games, subscriptions and lifestyle services on their mobile phones which can be synchronized with AI-NAS.

In addition to in-vehicle services offered to enhance passenger experience, we also aim to provide our customers with various value-add services for a full-quality passenger experience, including, for example, hotel VIP service, healthcare specialist hotline, online shopping privileges and airport and high-speed rail VIP service.

After-sale services and warranty

In Mainland China, we plan to provide offline servicing primarily through authorized third-party service centers, which provide repair, maintenance and other services. Outside Mainland China, we plan to initially offer after-sale services through our importer and distributor partners and manage such network based on market requirements and our global representation standards.

Our vehicle electrical systems are planned to be monitored via PLM (product lifecycle management) system and industry 4.0 methodology to allow 100% real-time tracking of aftersales repair and warranty issues. All critical and valuable components are planned to be traceable on every vehicle in service, and we plan to monitor vehicle component quality issues and intervene remotely to prevent failure or initiate a service workshop visit to prevent a customer breakdown. Any major quality issues involving vehicle software is planned to be remedied primarily through OTA updates, coupled with remote diagnosis of vehicles, data analysis, proactive repair of the relevant system to prevent failure and the addition of new features and functions.

We intend to provide product warranty as required under the relevant law of the markets where we operate and also evaluate our warranty terms based on different market requirements and competitive environment. Furthermore, we plan for the vehicle components we procure from suppliers and vehicles manufactured through our contract engineering arrangement with W Motors to all carry standard warranty provisions in line with industry standard. We will continue to provide warranty services as required by local laws. See also “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We may be subject to product liability or warranty claims that could result in significant direct or indirect costs, including reputational harm, increased insurance premiums or the need to self-insure, which could adversely affect our business and operating results.”

Manufacturing

Our asset-light manufacturing model

We initially plan to pursue an asset-light manufacturing model through strategic partnerships.

In the first phase of our collaboration, we cooperate with the Jinhua Government and other partners to design and manufacture MUSE in the manufacturing base in the Jinhua Project, which manufacturing base is planned to have over 4,000,000 square feet of space. The facility is planned to have full EV production capacity including stamping, body, painting, final assembly and battery pack, with a planned annual production capacity of 100,000 vehicles. In the Jinhua Project, we, together with other partners such as Magna Steyr, W Motors and other suppliers, develop all essential parts of MUSE vehicle and ADA vehicle, including body, interior, exterior, electrical architecture, powertrain, and perform early testing. For details of the Jinhua Project, see “— The Jinhua Project.” For details of the contract engineering, see “— Vehicle development and contract engineering process.” Going forward, we plan to further expand our production capacity by cooperating with local governments and entities for SKD operations in the UAE as well as other locations. In September 2022, NWTN Technologies Industries finalized an agreed form of lease agreement with KEZAD to establish a SKD facility for EV assembly in the UAE to manufacture and market our vehicles in the Middle East, Africa, Southeast Asia and Europe.

In the UAE, W Motors produces the Supersport under an exclusive license from us. Headquartered in Dubai, W Motors is a manufacturer of high-performance luxury hypercars in the Middle East. It specializes in automotive design, research and development, as well as vehicle engineering and manufacturing. In the first phase of our collaboration, production of the Supersport is to take place in W Motor’s SKD plant in Dubai with a planned production floor of 12,000 sqm, over 400 workers and an annual production capacity of 500 units. After 2025, in the second phase of collaboration, we plan to set up a joint venture with W Motors to construct a full production plant to expand the product portfolio and to serve the broader global markets.

We believe our strategic partnerships with the Jinhua Government, W Motors, Magna Steyr and others allow us to substantially lower our overall capital expenditure and ramp up production in an efficient manner without dealing with complex labor and capacity management issues. By sharing respective platforms, technologies and resources with these industry leaders, we believe we are well-positioned for accelerated product development with reduced capital investment. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Any problems or delays in ramping up and maintaining operations of the Jinhua Project or the establishment of new SKD (Semi-Knockdown) vehicle manufacturing bases could negatively affect the production of our vehicles.”

The Jinhua Project

On June 6, 2022 and August 15, 2022, we signed the Jinhua Investment Agreement with the Jinhua Development Partner. The Jinhua Investment Agreement contemplates that we will set up a wholly-owned subsidiary in the City of Jinhua, Zhejiang Province, China to act as NWTN’s China headquarters, which are planned to include functions of research and development, procurement, production and sales.

Under the Jinhua Investment Agreement, a subsidiary of the Jinhua Development Partner will finance the construction of the industrial land and factory building for the Jinhua Project (the “Jinhua Land and Building”). After the Jinhua Land and Building are constructed, we will lease them for certain years with the option to purchase them. We are responsible for designing and equipping prototype shops and validation labs, as well as designing, procuring, and installing production lines and equipment within the Jinhua Land and Building. Additionally, we are required to station no less than ten staffs at and transfer certain employment contracts and social security files to the Jinhua subsidiary within 30 working days after its establishment, and further employ no less than 20 staffs within 12 months and 100 staffs within 24 months since the commencement of the Jinhua Project, respectively. Moreover, subject to conditions set out in the Jinhua Investment Agreement, we may benefit from certain tax refunds and benefits, interest subsidy, early-stage financial assistance and various other awards pursuant to local and regional government policies. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply could have a material adverse effect on our business, results of operations or financial condition.”

The above descriptions only summarize certain key terms of the Jinhua Investment Agreement. They do not purport to be complete and is qualified in its entirety by the full text of the Jinhua Investment Agreement which is filed as Exhibit 10.7 to our Registration Statement on Form F-4, initially filed with the SEC on July 26, 2022 (“Form F-4”), and incorporated by reference herein.

In connection with our cooperation with the Jinhua Government and as contemplated by the Jinhua Investment Agreement, on June 15, 2022, East Stone and NWTN entered into a Subscription Agreement with the June PIPE Investor, pursuant to which the NWTN agreed to issue and sell to the June PIPE Investor certain ordinary shares of NWTN for an aggregate purchase price of $200 million. The June PIPE was consummated simultaneously with the Closing of the Business Combination. The June PIPE Investor directly, and the Jinhua Government indirectly, owns 19,493,177 Class B ordinary shares post-Business Combination, which amount to 1.8% of the voting power in NWTN. See also “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Vehicle development and contract engineering process

We believe we have strong in-house capabilities in vehicle design and engineering, covering the entire product development process which mainly involves concept feasibility review and approval, product design and engineering, product design validation, prototype production and validation, product launch and mass production. We believe we have assembled a team of vehicle development and manufacturing experts from leading automotive ESPs worldwide. The following diagram sets forth the standard product development flow of our vehicle products.

Currently, we are at the styling, surfacing and initial packaging phase for MUSE and are completing the platform and design integration. We have further begun detailed design of the vehicle’s body-in-white (BIW), interior and exterior, powertrain, battery and electrical architecture. We aim to develop a platform which is eventually capable of supporting Level 4 and above autonomous driving technology. For details, see “— Research and Development

We plan to utilize several well-known ESPs to assist Shanghai ICONIQ New Energy Development Co., Ltd. as it develops MUSE. Under our product engineering arrangements with W Motors and Magna Steyr, they are contemplated to provide us with a detailed product specification book and Computer Aided Surface (CAS) for the vehicle. We plan to agree with them on specific development milestones and performance criteria for each phase of product design. We plan for Shanghai ICONIQ New Energy Development Co., Ltd. to lead the concept development and approval process from detailed part to overall vehicle synthesis. Our team is planned to be responsible for defining overall vehicle requirements and specification, evaluating design and performance status at each development phase and, most importantly, have design approval and release authority for every phase. This is part of our holistic quality assurance process which we believe will allow us to deliver consistent and high quality products to our customers.

Pursuant to our contract engineering arrangement with W Motors, vehicles such as the Supersport are contemplated to be designed and manufactured jointly by W Motors and us according to our specific requirement. After the vehicles are manufactured, completed, tested and qualified at the W Motors factory in Dubai, they are contemplated to be initially shipped to China where, they will be inspected by the import inspection bureau and released to us. We plan to perform subsequent testing and quality control and then deliver the vehicles for sale. Going forward, we plan to also develop our distribution network in other parts of the world for the Supersport as well as our other vehicle products.

We have paid certain fees to W Motors and bore certain costs as part of the preliminary development of the Supersport and MUSE.

See also “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on its business.”

Quality control

We will implement full-cycle quality control, covering design, procurement, production, sales and after-sales services. Our quality assurance measures include:

1.	Design: We use tools such as APQP (Advanced Product Quality Planning), DFQ (Design for Quality), DFMEA (Design Failure Mode and Effect Analysis) and PFMEA (Design Failure Mode and Effect Analysis) to ensure that all critical product attributes are taken into account from design to after-market. Each critical attribute is defined and evaluated for potential failures. Failure modes are evaluated for risk and critical control plans are developed for high-risk items. We identify key customer attributes and develop perceivable quality standards that govern product performance, ease of use and connectivity.

2.	Procurement: We implement PPAP (Production Parts Approval Process) to validate product and process capabilities of our supply base. We ensure that from the planning phase our suppliers are capable of making the right parts in the right quantity at the right quality level to meet our program requirements. Additionally, we plan to implement rigorous incoming quality inspection methodology which includes (i) on-site laboratory to validate material characteristics, (ii) checking fixtures to verify dimensional and appearance quality, and (iii) color matching processes to ensure painted parts received will match painted vehicles.

3.	Production: Shanghai ICONIQ New Energy Development Co., Ltd. is planned to be responsible for defining the required quality standards and product performance specifications for MUSE. Jiangsu ICONIQ New Energy Manufacturing Co., Ltd. is planned to implement and manage vehicle and component quality control systems and processes in order to ensure that all technical performance and quality targets are fully achieved by MUSE vehicle’s target launch date. We plan to implement a similar arrangement at the W Motors production facility for the SuperSport.

4.	Vehicle testing and calibration: Our ESP is intended to ensure that every finished vehicle undergoes extensive testing and quality assurance processes, including wheel alignment, brake force testing, AVMC (Around View Monitor Calibration) and ADAS calibration and testing, 100% water leakage testing and full electrical systems testing. All critical parts and systems specified are planned to be traceable by CCC (China Compulsory Certification) and other regulations, and are planned to be scanned and stored for ten years in our vehicle database.

5.	Final vehicle quality control: We plan for each vehicle that has passed the testing and calibration process to be inspected by our quality experts to ensure that it meets all quality requirements before it is released for sales distribution. This is planned to include 100% test track validation, a complete visual quality inspection, electrical test revalidation and verification that any defects detected in previous operations have been satisfactorily eliminated.

6.	After-sale warranty repair and problem rectification: See “— Comprehensive Services — After-sale services and warranty.”

Our Suppliers

During the years ended December 31, 2022 and 2021, our major suppliers mainly included suppliers of lithium, interior and other automotive components. We procure components from both domestic and global suppliers. In our procurement process, we choose suppliers based on a variety of factors, such as technological expertise, product quality, manufacturing capacity, price and market reputation. We continuously seek to optimize our supply chain to improve cost efficiency and control supply chain risks. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our vehicles according to our schedule and at prices, quality levels and volumes acceptable to us.”

We have formed or are in the process of forming strategic partnerships with several key suppliers, including but not limited to Bosch, Benteler, CATL and LG. Pursuant to our agreements with the key suppliers, we generally co-develop components with them for our SPVs, and then source such co-developed components from such suppliers. We believe such strategic partnerships offer us advantages in pricing, such as most favorable prices and volume based discounts as well as access to new technologies. We have co-developed technology solutions with certain suppliers, and we believe such collaboration demonstrates the suppliers’ confidence in our R&D capabilities and prospects.

We also collaborate with certain technology companies related to R&D for various key technologies. For details, see “— Research and Development.”

Logistics and Warehouse

Given that most of our products are still in the development stage, we do not own or lease warehouses at the moment. If and when we commence mass production of our vehicles, we plan to use the logistics and warehouse network of W Motors and our logistics facilities to be built in Jinhua for the delivery of such products to our customers. For aftersales services and support around the world, we plan to utilize appropriate global parts and logistics partners to minimize the impact on our operations during the initial phases of business growth while delivering expected services to our customers and retail partners.

Data Privacy and Security

We are committed to complying with data privacy laws and protecting the security of customer data, which is a key component of our core value around passenger experience. We mainly collect and store data through various smart devices within our vehicles to provide tailored in-vehicle services and enhance passenger experience. See also “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our business generates and processes a large amount of data, and we are required to comply with laws and regulations in Mainland China and other jurisdictions relating to data privacy and security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.” We believe that our policies and practice with respect to data privacy and security are in compliance with applicable laws and prevalent industry practice in the markets where we operate. Our data and IT departments plan to formulate a company-wide policy on data compliance in accordance with ISO standards, to be monitored and reinforced by our internal compliance team. Our R&D team is actively recruiting talents with background in data security and is capable of providing technical support and resources to ensure the security of the intelligent operating systems of our vehicles. Aside from strictly limiting and monitoring employee access to customer data, we will also provide data privacy training to our employees and partners who are required to report any information security breach.

Moreover, we seek to cooperate with leading big data and cloud computing service suppliers to provide highly-effective data processing and safety services to further enhance the security of customer data. Our Supersport, MUSE and ADA are planned to carry the AI-NAS system, which is equipped with a firewall that separates a vehicle’s entertainment system from its operation control system to ensure the safety of passengers. To our best knowledge, we are unaware of any material data leakage or security breach incidents during the years ended December 31, 2022 and 2021. See “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our business generates and processes a large amount of data, and we are required to comply with laws and regulations in Mainland China and other jurisdictions relating to data privacy and security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

Intellectual Property

Our intellectual property rights are importantly valuable to our business. We rely on a combination of intellectual property laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. As of December 31, 2022, we had 170 trademarks registered in Mainland China. We have applied for trademark registration of our corporate and product logos in Mainland China and other countries and regions. Moreover, as of the same date, we also had 96 patents and 77 patent applications in Mainland China, the United States and the EU. Such patents and patent applications relate to automobile design and technologies and two domain names, nwtnmotors.com and iconiqmotors.com. Furthermore, as of December 31, 2022, we had transferred over 60 patent rights from our PRC operating subsidiaries to our Dubai headquarters. We plan to leverage our asset-light strategy to focus more investment into the development of our intellectual property to support our passenger-centric strategy. For details, see “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — We rely on patents (including pending patent applications), unpatented proprietary know-how, trade secrets and contractual restrictions to protect some of our intellectual and other proprietary rights. Failure to adequately protect, enforce or otherwise obtain sufficient coverage of intellectual and other proprietary rights may undermine our competitive position and could materially and adversely affect our business, prospects, results of operations or financial condition.”

Under our planned business model, all core vehicle intellectual property rights will belong exclusively to us. Any third-party services we utilize during the design phase are planned to be contractually obliged to ensure that any off-the-shelf technology adopted is free of intellectual property licensing fees or encumbrances. As of December 31, 2022, we have not been sued by any third party for infringement of intellectual property rights and we were unaware of any threatened material proceedings or claims against us relating to intellectual property rights. See “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — We may be subject to intellectual property infringement claims or other allegations, which may be time-consuming and result in substantial costs and removal of data or technology from our system.”

Competition

We primarily compete in the market for EVs and are subject to intense competition from traditional automotive OEMs, new EV brands and other technology companies entering the automotive market. Aside from existing players such as Tesla, Lucid and NIO, as a number of incumbent OEMs shift their focus towards the EV market, the competition may further intensify given their strong brand recognition, substantial financial resources, sophisticated engineering capabilities and established sales channels. For details, see “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — The global passenger vehicle market is highly competitive, and demand for EVs may be cyclical and volatile. We may not be successful in competing in this industry, which may materially and adversely affect our business, results of operations or financial condition.”

To differentiate ourselves from our competitors, we plan to strategically focus on offering a comprehensive smart mobility experience comprised of comfort, infotainment and personalized services to satisfy the needs of the mid- to high-end segment of corporate and family customers. For example, according to Frost & Sullivan, unlike other MPVs in the market, MUSE pays more attention to the passenger’s riding experience and appears to perform better in terms of comfort, intelligence and luxury. We believe that our innovative vehicle interior design and intelligent operating system, coupled with our partnerships with leading autonomous driving technology companies and automotive ESPs, position us favorably in the competitive environment.

Insurance

We currently do not maintain business disruption insurance, which is available only to a limited extent in Mainland China. As a result, we face risks associated with not having business disruption insurance coverage. For details, see “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Failure to carry adequate insurance coverage may have a material adverse effect on our business, results of operations or financial condition.” We will research and implement additional insurance as we expand our presence and operations globally.

Environmental and Social Matters

Environmental protection

As EVs increase their market penetration, more stringent rules, regulations and standards are being put in place by regulators who aim to reduce the overall carbon footprint of EVs during their whole lifecycle. We fully support the regulatory development for lifecycle carbon management and plan to implement second-life battery repurposing program from the very beginning of vehicle development, as well as through sales, marketing and after-sales services. We believe that this allows us to achieve not only environmental protection and green business governance but also supports cross-sector eco-system development and revenue growth.

From an environmental protection standpoint, without proper recovery and recycling systems, used/spent EV batteries may be wasted and even pose environmental risks. From a cross-sector eco-system development standpoint, used batteries from EVs are still capable of performing a wide range of less-demanding tasks such as electric two-wheelers, forklifts, AGVs, mobile charging facilities and wind/solar energy storage, all of which carry meaningful demand. From a revenue enhancement standpoint, we believe second-life battery repurposing provides us with a unique opportunity to monetize the battery asset which makes up to 30-40% of vehicle production cost. As the second-life repurposing technologies mature and second-life battery applications become more widely accepted, we believe the used battery packs can potentially generate additional revenue opportunities.

Corporate social responsibility

We are subject to various laws and regulations in respect of occupational health and safety, and are committed to complying with such regulatory requirements, preventing and reducing hazards and risks associated with our operation, and ensuring the health and safety of our employees and surrounding communities. During the years ended December 31, 2022 and 2021, we had not experienced any material accidents in the course of our operation and we were unaware of any material claims for personal or property damages in connection with health and occupational safety.

Legal Proceedings and Compliance

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. To our knowledge, except as disclosed below, as of December 31, 2022, the total exposure to all pending litigations against us was insignificant. We and our subsidiaries are taking appropriate measures to settle such cases, and we believe there are no legal proceedings pending or threatened against us or our directors that could, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained. See “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — We are subject to claims, disputes, lawsuits and other legal and administrative proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse, we could have a material adverse effect on our business, prospects, results of operations or financial condition.”

Yizhong Dispute

In December 2016 and February 2017, Yizhong, Tianjin Tuoda and Tianjin Tianqi Group Co., Ltd (“Tianqi Group”), our subsidiary, entered into two convertible debt contracts, under which Yizhong agreed to provide loans of $15.7 million (RMB 100 million) and $2.3 million (RMB 15 million) in cash respectively to Tianqi Group with an annual interest rate of 8% and a convertible term of one year. Yizhong could convert the principal without accrued interest into equity interest of Tianqi Group within one year from the date of signing the contracts. $15.7 million and $2.3 million were paid to Tianqi Group on December 27, 2016 and February 3, 2017 respectively. If Yizhong does not exercise the exchange right when the convertible term expires, Yizhong has the right to ask for Tianqi Group to pay the unpaid principal and interests accrued till the actual repayment date. As Yizhong didn’t exercise the debt-to-equity swap, Tianqi Group treated the $18.0 million principal in total as liability and continually accrued interest expense with an annual rate of 8% per year since the principal injection date.

Yizhong pushed Tianqi Group for repayment on January 29, 2019 with no satisfaction. On September 13, 2021, Yizhong filed an arbitration application to the China International Economic and Trade Arbitration Commission (the “CIETAC”), claiming that Tianqi Group shall pay $6.8 million (RMB43.5 million) interest accrued from cash injection date to Tianqi Group till August 31, 2021, $23.5 thousand (RMB0.2 million) legal fees, few other fees related to the lawsuit, and Tianqi Group shall bear the arbitration fee.

On November 16, 2021, Yizhong applied to CIETAC for preservation of Tianqi Group’s property with the same claimed amount of $6.9 million (RMB43.7 million), and CIETAC approved the preservation application on December 17, 2021 and decided to freeze Tianqi Group’s cash in one bank account with a restricted ceiling of $6.9 million with a one-year duration.

On February 18, 2022, CIETAC informed both parties this case would be heard on March 30, 2022. Affected by the COVID-19 outbreak, CIETAC approved to delay the case hearing to May 13, 2022. This case was heard online. Both parties submitted evidence, and no verdict concluded.

On August 29, 2022, Tianqi Group reached a settlement agreement with Yizhong regarding the disputed amount (the “Yizhong Settlement Agreement”). Under the Yizhong Settlement Agreement, Tianqi Group shall pay to Yizhong US$1.39 million, US$4.76 million, US$8.32 million and US$8.92 million as of August 31, 2022, December 31, 2022, June 30, 2023 and December 31, 2023, respectively. The timely payment of such amount shall release Tianqi Group from its obligations for the payment of the principal amount and accrued interest under the two convertible debt contracts. As of the date hereof, Tianqi Group has paid to Yizhong RMB41,382,255 (approximately $5,999,863).

Jinghong Dispute

On December 3, 2018, Tianjin Jinghong Investment Development Group Co., Ltd. (“Jinghong”) and Tianqi Group entered into a cooperation agreement (the “2018 Cooperation Agreement”), under which Jinghong agreed to acquire the 100% equity interest of Tianjin Tianqi Group Meiya Automobile Manufactory Co., Ltd. (“Meiya Automobile”) from Tianjin Benefo Machinery Equipment Group Co., Ltd. (“Tianjin Benefo”) with the consideration provided by Tianqi Group.

On May 21, 2019, Jinghong and Tianqi Group entered into an updated cooperation agreement (the “2019 Cooperation Agreement”), the purpose of which was partly to amend and restate some of the material terms of the 2018 Cooperation Agreement, under which Tianqi Group agreed to cooperate with Jinghong in the field of new energy vehicles through a newly-established joint venture after Jinghong acquires the equity interest of Meiya Automobile. Under the same agreement, Tianqi Group agreed that after Jinghong signed an equity transfer agreement with Tianjin Benefo to acquire the 100% equity interest of Meiya Automobile (the “Equity Transfer Agreement”), Tianqi Group shall pay Jinghong the equity transfer price of RMB97 million and assume other obligations of Meiya Automobile. To the knowledge of Tianqi Group, Jinghong has acquired 100% equity of Meiya Automobile under the Equity Transfer Agreement.

Jinghong demanded Tianqi Group pay for the RMB 97 million equity transfer price on August 21, 2019, which Tianqi Group did not comply. On April 14, 2021, Jinghong issued a notice to Tianqi Group to terminate the 2018 Cooperation Agreement and the 2019 Cooperation Agreement. On May 18, 2022, Jinghong filed a lawsuit to the People’s Court of Jinghai District, Tianjin City (the “Jinghai District Court”), which was amended on May 23, 2022. The amended complaint, which Tianqi Group received on June 10, 2022, requested that (i) the Jinghai District Court confirm that the 2018 Cooperation Agreement and the 2019 Cooperation Agreement were terminated on April 15, 2021; (ii) Tianqi Group pay (a) a total amount of RMB100 million to Jinghong for its various losses under the 2019 Cooperation Agreement, as well as (b) any amounts owed to Tianjin Benefo by Jinghong for its breach of the Equity Transfer Agreement; and (iii) Tianqi Group bear the litigation fee and all other relevant expenses. The amended complaint, which Tianqi Group received on June 10, 2022, requested that (i) the Jinghai District Court confirm that the 2018 Cooperation Agreement and the 2019 Cooperation Agreement were terminated on April 15, 2021; (ii) Tianqi Group pay (a) a total amount of RMB152.5 million to Jinghong for the equity transfer consideration and its various losses under the 2019 Cooperation Agreement, as well as (b) accrued interest at the loan prime rate of People’s Bank of China for the period from May 18, 2022 to the date Tianjin Group settle the payment; and (iii) Tianqi Group bear the litigation fee and all other relevant expenses.

Hearing of the lawsuit was held on May 12, 2023 and there was no verdict. The Company’s management believes that the allegations in the aforementioned lawsuit lack merit, and the Company intends to vigorously defend the action. Our management believes that the allegations in the aforementioned lawsuit lack merit, and we intend to vigorously defend the action.

SEC Investigation of East Stone

On March 18, 2022, East Stone, a subsidiary of the Company, received a request from the SEC seeking, on a voluntary basis, documents and information related to certain Forward Share Purchase Agreements (“FSPAs”) that East Stone had entered into in connection with its proposed business combination with JHD Holdings (Cayman) Limited. East Stone complied, on a voluntary basis, with the SEC’s request and provided responsive documents and information.

On July 19, 2022, East Stone learned that the SEC has formally authorized a non-public investigation (the “Investigation”) into the FSPAs and East Stone’s disclosures concerning the FSPAs. East Stone has received a subpoena related to the Investigation from the SEC on August 5, 2022. SEC did not proceed with the investigation further as of the report date after the submit of responsive documents by East Stone.

China Renaissance Securities (Hong Kong) Limited Dispute

On February 12, 2022, the Company engaged China Renaissance Securities (Hong Kong) Limited (“CRS”) to act as a financial advisor in connection with the Business Combination. On February 17, 2023, CRS filed proceedings FSD 40 of 2023 in the Grand Court of the Cayman Islands, being a winding up petition to appoint official liquidators to the Company, on the ground that it is unable to pay its debts (the “CRS Petition”). The Petition was scheduled to be heard before the court on April 25, 2023. On March 27, 2023, the Company and CRS entered into a settlement agreement as a compromise of all and any disputed claims known or unknown between them. Pursuant to the agreement, CRS consents to the withdrawal from the proceedings with no order as to costs while the Company shall pay CRS the sum of $4.25 million on or before March 29, 2023. On March 28, 2023, the Group paid CRS the full settlement amount. The CRS Petition was cancelled on April 12, 2023.

Linklaters Dispute

On April 13, 2023, a winding up petition was brought by Linklaters LLP (“Linklaters”) against ICONIQ before the Cayman Grand Court (the “Linklaters Petition”). Linklaters claimed a total amount of US$2.1 million pursuant to an engagement letter dated February 25, 2022 and a supplemental agreement dated August 26, 2022. On May 15, 2023, the Company and Linklaters entered into a settlement agreement and the Company agreed to pay $1.7 million as final settlement on May 17, 2023. On May 16, 2023, the Company paid Linklaters the full settlement amount.

Loop Capital Dispute

On May 3, 2023, a winding up petition was brought by Loop Capital Markets LLC (“Loop Capital”) against ICONIQ before Cayman Grand Court (the “Loop Capital Petition”), claiming a total amount of $10.1 million and warrants totaling 2 million units pursuant to an engagement letter dated February 11, 2022. The Company’s management believes that the allegations in the Loop Capital Petition lack merit, and the Company intends to vigorously defend the action. As of December 31, 2022, the Group considered the possibility of the Company to bear the obligation of this payments Loop Capital requested is less likely than not.

Employee Disputes

As of December 31, 2021, a total of 109 employees had filed lawsuits against the Company, among whom, 106 had formally terminated the employment relationship with the Company. Settlement agreements were entered with those employees in 2022. In April 2023, two employees filed lawsuits against the Company claiming employee benefits of $0.4 million, the Company considered the possibility of the Company to bear the obligation of this payments is less likely than not.

Compliance

During the years ended December 31, 2022 and 2021, we had experienced the following non-compliance incidents:

Non-compliance incidents	Reasons for non-compliance	Legal consequences and potential maximum penalties	Remedial measures taken and to be taken	Any operational and financial impact
The shareholding structure registered by Tianqi Group, our subsidiary, is different from the actual shareholding structure	In 2021, Guozhong Tianhong Asset Management (Tianjin) Co., Ltd. (“Guozhong”), Tianqi Group, Tianjin Tuoda Enterprise Management Service Co., Ltd and Shenzhen Yinghe Huicheng Investment Center (Limited Partnership) entered into a debt-for-equity swap agreement and intend to enter a supplementary agreement to debt-for-equity swap agreement (“Debt-for-Equity Agreements”), according to which Guozhong converted all of approximately US$173.0 million claims against Tianqi Group into certain equity interests in Tianqi Group. Tianqi Group has not registered such change of its shareholding structure at the competent administration for market regulation.	Tianqi Group may be ordered by the competent administration for market regulation to register such change. If Tianqi Group refuses to take corrective action in a timely manner, it shall be fined not less than RMB10,000 nor more than RMB100,000; and if the circumstances are serious, Tianqi Group’s business license shall be revoked.	We are continuously communicating with Guozhong to complete the business license registration as soon as possible.	After consulting our Mainland China counsel, we believe that the failure to register such change of its shareholding structure at the competent administration for market regulation does not affect our status as a shareholder of Tianqi Group. The unregistered equity interest of Guozhong Tianhong accounted for only 0.44% of the equity interest of Tianqi Group as of December 31, 2022, while ICONIQ Tianjin actually held 73.72% of the equity interest of Tianqi Group.

Non-compliance incidents	Reasons for non-compliance	Legal consequences and potential maximum penalties	Remedial measures taken and to be taken	Any operational and financial impact
Relevant Mainland China courts have listed Tianqi Group and several other PRC subsidiaries within our Group on the list of dishonest judgment debtors and froze their bank accounts.	As a result of the impact of COVID–19 pandemic and changing market environment, such PRC subsidiaries lost access to liquidity and became unable to repay their debts. Accordingly, certain creditors have sued the relevant corporate entities, which led their black-listing as a dishonest person and bank account freeze by the relevant courts.

Limitations on such entities and some of our senior management as a result of being listed as a dishonest debtor includes restriction from high consumption and travel limitations by planes and trains. Our ability to obtain bank loans may also be affected.

Bank account freeze has prevented us from wiring funds out of the relevant accounts (while still being able to receive fund transfers).

			The relevant corporate entities can be removed from the list of dishonest persons and the bank account freeze can be released after full repayment of the relevant debts. We are conducting capital raising and taking other measures to resolve the issue, including by maintaining frequent communications with the court and the defaulting parties, reporting the status of fund raising and our willingness to repay the arrears and remove related entities from the list of dishonest persons.	After consulting our Mainland China counsel, we believe that the impact of such non-compliance to our business operations is limited, as (i) the high consumption restriction and travel limitation have not affected our senior management’s ability to oversee our daily operations; (ii) we have no current need for bank loans as we have not commenced mass production of our products; (iii) we have a number of well-established and good-standing entities which are not included in the list of dishonest persons, and the aforementioned incidents have not affected our cooperation with the relevant local government; and (iv) we still have other bank account that we could use without restriction and we can also ensure liquidity by obtaining shareholder loans.

Non-compliance incidents	Reasons for non-compliance	Legal consequences and potential maximum penalties	Remedial measures taken and to be taken	Any operational and financial impact

75% equity interests of Tianjin Automotive New Energy Automobile Co., Ltd. (“Tianqi New Energy”), an affiliate of our Group, held by Tianqi Group had been frozen.

100% equity interests of Shanghai ICONIQ New Energy Development Co., Ltd. (“Shanghai ICONIQ”), a subsidiary of our Group, held by Tianqi Group had been frozen.

The equity freezing of the registered capital of approximately US$118 million in Tianqi New Energy held by Tianqi Group arose from commercial disputes involving its approximately US$0.8 million service fees owed to its suppliers as Tianqi Group was unable to repay debts to such creditors due to its liquidity issue.

The equity freezing of the registered capital of RMB 90.7 million in Shanghai ICONIQ held by Tianqi Group arose from commercial disputes between Tianqi Group and Jinghong.

		As result of the equity freezing, the disposal of such equity interests and the distribution of dividends and bonuses are restricted.	We are raising funds from various channels to gradually repay the arrears and solve the equity freeze issue.	While we believe that the impact of the equity freezing of the registered capital of Tianqi New Energy and Shanghai ICONIQ is limited as it has not affected our daily operation, we may continue to be subject to the risks involving the limitation on the disposal of such equity interests and the distribution of dividends and bonuses.

Several subsidiaries within our Group had failed to pay wages to certain employees in a timely manner	Wage arrears of prior years as result of our inability to access liquidity had been partially resolved, as of December 31, 2022,	Late payment of the wages to the employees has resulted in complaints, litigation or arbitration against us and/or our subsidiaries, and the labor administrative authority may also order such companies to pay remuneration and additional compensation.	We were actively reaching a settlement arrangement (the “Arrangement”) with the employees involved. The Arrangement will repay 20% of the after-tax amount of the arrears of wages of each employee as of the end of 2020. The employees who signed the Arrangement will promise to stop all legal actions such as arbitration, litigation and enforcement before December 31, 2021, and cooperate with us in various financing activities. As of December 31, 2022, we had signed the Arrangement with almost all employees.	While we believe that the impact of the wage arrears is limited as it has not affected our daily operation, we continue to be subject to the risks involving complaints, litigation and/or arbitration against us and our subsidiaries with respect to the late payment of the wages to the employees, and the labor administrative authority may also order such entities to pay remuneration and additional compensation.

Non-compliance incidents	Reasons for non-compliance	Legal consequences and potential maximum penalties	Remedial measures taken and to be taken	Any operational and financial impact
At the beginning of 2022, we held a general meeting for all employees involved in arrears of wages, explained our financing status and obtained the understanding of the employees. In 2021, we paid a total of approximately US$1.6 million to employees that have signed a settlement agreement.

As we established our headquarters in and moved our place of incorporation to Dubai, UAE on March 22, 2022, we are subject to the laws and regulations of the UAE onwards. For details, see “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Uncertainties with respect to the UAE legal system and changes in laws and regulations in the UAE, including with respect to licenses, approvals and taxes, could adversely affect our business.”

Awards and Recognitions

We have received recognition and awards for our products and services, with examples set forth below:

Award/Recognition	Award Year	Awarding Institution/Authority
“The most incredible concept car”	2018	HOTCARS
The World’s Top 10 Concept Car (Seven SPV)	2018	The 88th Geneva Auto Show

C. Organizational structure.

Please refer to “Item 4. Information on the Company – A. History and Development of the Company – Corporate Structure.”

D. Property, plants and equipment.

Our global headquarters is located in Dubai, UAE, which is responsible for the designing and development of our vehicle products as well as marketing. We also have other corporate offices in Jinhua, Shanghai, Shenzhen and Tianjin, China, covering research and development, production preparation, and mid-to-back office operations. As of December 31, 2022, we did not own any premises, and utilized the facilities under operating leases. Our workspaces totaled more than 25,600 rentable square meters as of December 31, 2022, including factory, offices, storages and vehicle display spaces. Given our asset-light business model, we believe that our facility arrangements are adequate to meet our current needs.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.”

Overview

Headquartered in Dubai, UAE, we are a Smart Passenger Vehicle (SPV) company which strives to offer products that centralize on a “passenger-centric” design philosophy. With a focus on intelligence, comfort and style, we offer innovative vehicle designs that integrate technologies such as digital connectivity and autonomous driving that will deliver outstanding travel experience to passengers. Our long-term mission is to create a passenger-centered ecology through a more enlightened and high-tech way of life with our SPV portfolios being the carrier of such progression.

We are in development of a product portfolio of EVs including a Supersport coupe, as well as SPVs including MUSE and ADA which are planned to be equipped with autonomous driving technology and digital connectivity through collaboration with strategic partners. The Supersport provides a unique insight into our design DNA and will help to anchor our brand’s market positioning as we progressively launch the SPVs. We envision SPV to be a vehicle enhanced with perception, reasoning and actuating devices that enhance the joy of riding. Moreover, by partnering with automotive ESPs (Engineering Service Providers) such as W Motors Automotive Group Holding Limited Dubai Branch (“W Motors”) and Magna Steyr, we have adopted an asset-light manufacturing model which we believe allows us to lower our initial capital expenditures and ramp up the production and commercialization of our products efficiently.

We believe that in recent years, the demand growth in the global passenger vehicle markets has been fuelled by increases in per capita income, adoption of electric vehicles and significant advancement in technologies such as ADAS (advanced driver assistance system). According to Frost & Sullivan, Mainland China is the largest passenger vehicle market in the world, as measured by sales volume in 2021; among the 21.5 million units of passenger vehicles sold in Mainland China in 2021, 15.5% of the volume were attributable to electric vehicles (EVs), which is forecasted to grow to 37.7% in 2026. We believe we are well-positioned to compete in the EV markets in China and other parts of the world because of (i) our core technologies focus on providing a passenger-centric experience which grant us competitive edges over our rivals; (ii) technology and production support through our strategic partnerships with globally leading technology providers and reputable automotive ESPs; and (iii) our non-binding pre-orders from a wide range of corporate customers around the world. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our ability to generate positive cash flow is uncertain, as non-binding pre-orders may not be converted into binding orders or sales, and customers may cancel or delay orders.”

Key Factors Affecting Our Results of Operations

Consumer Demand for EVs

We are a smart passenger vehicle (SPV) company and compete in the global EV market. Our future growth is dependent on the demand for and customers’ willingness to adopt EVs for their passenger vehicle needs. For details, see “Risk Factors — Risks Relating to ICONIQ — ICONIQ’s future growth is dependent upon consumers’ willingness to adopt EVs and specifically ICONIQ’s SPVs.” We believe the market for EVs is still rapidly evolving and is characterized by rapid technology advancement, intense competition, evolving government regulations and industry standards and changing consumer demands and preferences. We believe that perceptions about the features, quality, safety, performance and cost of EVs, technology breakthroughs or developments in relevant technologies, as well as the regulatory and macroeconomic environment, could directly affect the adoption of EVs. In order to meet customer demand and drive adoption of our SPVs, we plan to expand our network of strategic relationships and ramp up our vehicle production and commercialization.

Product Development

Our success depends in part on our ability to manufacture and commercialize our vehicle products at scale and to meet our customers’ needs. We are developing a product portfolio of SPVs with an aim of utilizing leading technologies in digital connectivity and autonomous driving through collaboration with strategic partners and have partnered with automotive ESPs under an asset-light manufacturing model. We have limited experience to date in manufacturing passenger vehicles at scale, and our ability to develop, deliver and commercialize our SPVs at scale is still unproven. There is no guarantee that the hardware, software and components required for mass production can be successfully developed to our specifications, timely delivered or properly integrated. The extent to which we can secure efficient, automated, low-cost production capabilities and processes and reliable sources of component supply directly affects our ability to meet the quality, price, engineering, design and production standards required to successfully deliver our vehicles and grow our revenue cost-efficiently.

Funding for Our Operations

Since inception, we have dedicated a significant amount of resources to the development of commercial-ready passenger vehicles. For the years ended December 31, 2022, 2021 and 2020, we had a negative net cash used in operating activities of US$178.4 million, US$6.1 million and US$0.7 million, respectively, and had a total shareholder’s equity of US$278.2 million and a total shareholder’s deficit US$55.5 million as of December 31, 2022 and 2021 respectively. We expect to have negative net cash used in operating activities for the year ended December 31, 2023, as we continue to incur research and development and general and administrative expenses as well as make capital expenditures in our efforts to engage in research and development work and ramp up productions. In particular, we have incurred significant general and administrative expenses during the Track Record Period, a large portion of which comprises payroll expense, as our directors, senior management and team of talented employees are one of the key success factors of our business and we have attracted a deep bench of veterans across various industries. For details, see “Management After the Business Combination”. Our general and administrative expenses were US$23.1 million, US$10.0 million and US$9.0 million, representing 57.0%, 93.3% and 82.9% of our total operating expenses for the years ended December 31, 2022, 2021 and 2020, respectively. As we intend to increase our investment into research and development activities and ramp up the production of our vehicle products, we will require additional capital to fund our such activities for the foreseeable future. Until we can generate sufficient operating cash flow from our product sales, we expect to finance our operations through a combination of existing cash on hand, equity and debt financings. For additional discussion of our liquidity and capital resources, see “— Liquidity and Capital Resources” and “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our financial statements have been prepared on a going concern basis and we may need to raise additional capital in the future to fund our continued operations.”

Regulatory Landscape

We operate within an industry that is subject to substantial laws, regulations and standards related to environmental, manufacturing, safety, testing, data protection and cybersecurity, and any failure to comply with these laws, regulations or standards, including as they evolve, could harm our reputation, subject us to significant fines and liability and materially and adversely affect our business, results of operations and financial condition. See also “Item 3. Key Information — D. Risk Factors — Risks Relating to the Regions in Which We Operate.” In addition, government regulations and economic incentives could also drive or hamper the demand for our products and services.

Impact Related to COVID-19 and Global Economic Factors

The effect of the COVID-19 had significantly impacted the global economy. The ongoing worldwide economic situation, including pandemics, economic sanctions, geopolitical uncertainties, future weakness in the credit markets, and significant liquidity problems for the financial services industry may impact our financial condition in a number of ways. For example, our current or potential customers may delay or decrease spending with us, or may not pay us, or may delay paying us for previously purchased products and services. Also, we may have difficulties in securing additional financing.

Public health efforts to mitigate the impact of COVID-19 had included government actions such as travel restrictions, limitations on public gatherings, shelter in place orders, and mandatory closures. As we are currently focusing on our R&D initiatives and have not yet commenced commercial production of vehicles, the impact of COVID-19 on our business had been relatively limited, except that COVID-19 and global economy factors increased the difficulty for us to secure additional financing in a timely manner, which in turn adversely affected the R&D activities for our vehicles. See “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving. Our vehicles may not perform in line with customer expectations” and “— Results of Operations — 2021 compared with 2020 — Research and Development Expenses.”

Supply chain disruptions, inflation, high energy prices, and supply-demand imbalances are expected to continue in 2023. In addition, the military invasion of Ukraine by Russia and the sanctions against Russia resulting from such conflict may increase the likelihood of supply chain interruptions and may impair our ability to compete in current or future markets, or otherwise subject us to potential liability. While we do not believe that our business segments, products, lines of service, projects, or operations have been materially impacted by the global supply chain disruptions, we cannot guarantee that we will not be materially impacted by the economic uncertainty and volatility in the markets in the future, especially in light of Russia’s invasion of Ukraine. For details, see “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — ICONIQ may be adversely affected by economic uncertainty and volatility in the market, including as a result of the military conflict in Ukraine.” We cannot quantify such impact to our business at this moment, as we are still at an early stage of our business and have not yet commenced the mass production and sale of vehicles. To mitigate supply chain risks we may face in the future, we aim for our main tier one suppliers to be located close to our production facilities, and will also seek to negotiate contracts with our suppliers that lock in price and delivery commitments.

The ultimate impact of pandemics and the outbreak of war in Ukraine on our business, operational results, financial condition, and cash flows is dependent on future developments, including the duration and severity of the pandemics and the Ukraine crisis, government responses and the related length of their impact on the economy, which are uncertain and cannot be predicted at this time.

Impact of Inflations

The COVID-19 pandemic and regional restrictions and the outbreak of war in Ukraine led to problems in global supply chains, and caused supply bottlenecks in many sectors of the economy. During 2022 in particular, this noticeably slowed down the economic recovery and led to a significant increase in inflation in many regions.

Relative to those of the United States and the EU, the countries and regions in which we have operations, such as the UAE and China, have not experienced significant inflation. Although the resulting impact from inflation has not been significant for us in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the UAE, China or other countries or regions where we may operate and as we commence commercial production of our vehicles. The principal factors contributing to the inflationary pressures that have been experienced or will be experienced by us include but are not limited to increases in the prices of steel and various other materials that will be used to manufacture our vehicles, including aluminium, steel, lithium, nickel, copper, cobalt, neodymium, terbium, praseodymium and manganese, as well as lithium-ion cells and semiconductors from suppliers, as well as the cost of construction and labor. During the development phase of our vehicles, we will rely on global supply chain to minimize the impact of inflationary pressures by negotiating favorable pricing with our suppliers. Our progressive product launch timeline also provides us with sufficient time to hedge our procurement risks. Furthermore, we plan to base our manufacturing and operations primarily in countries with lower labor cost, which will also help us manage our risk exposure to inflation.

Key Components of Results of Operations

Net Revenue

During the years ended December 31, 2022, 2021 and 2020, we have generated no net revenue.

Cost of Revenues

During the years ended December 31, 2022, 2021 and 2020, we have generated no cost of revenues.

Operating Expenses

General and Administrative Expenses

Our general and administrative expenses mainly consist of (i) staff cost and depreciation related to general and administrative personnel, (ii) share-based compensation, (iii) professional service fees, (iv) properties rental fees, and (v) other corporate expenses.

Selling Expenses

Our selling expenses mainly consist of marketing, promotional and advertising expenses.

Research and Development Expenses

Our research and development expenses consist primarily of design and development expenses with new technology, payroll and related expenses for research and development professionals, materials and supplies, and other research and development related expenses. We expense all research and development costs as incurred.

Other Loss

Other expenses, net

Other expenses, net consists primarily of the additional individual income tax expenses paid by us on behalf of the employees, which was due to our late payroll payment, and partially offset by interest the exemption of the interest accrued in arrears on the enforcement payment which was due by us pursuant to the judgment in respect of actions brought by our suppliers against us for outstanding payments.

Interest expenses, net

Interest expenses, net consists primarily of (i) interest earned on cash deposits in banks, and (ii) interest accrued by us in arrears on various loans.

Financial expenses

Financial expenses represent commission expenses accrued by us related to financing services.

Changes in fair value of derivative warrant liabilities

Changes in fair value of derivative warrant liabilities are primarily related to our warrant instruments.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended
	December 31,
	2022	2021	2020
Net revenue	$-	$-	$-
Cost of revenues	-	-	-
Gross profit	-	-	-
Operating expenses:
General and administrative expenses	(23,056,792)	(10,041,684)	(9,041,982)
Selling expenses	(1,557,360)	-	-
Research and development expenses	(15,831,686)	(724,700)	(1,860,923)
Total operating expenses	(40,445,838)	(10,766,384)	(10,902,905)
Loss from operations	(40,445,838)	(10,766,384)	(10,902,905)
Other loss:
Other expenses, net	(164,195)	(318,392)	(413,217)
Interest expenses, net	(36,767)	(1,980,044)	(1,333,629)
Financial expenses	(353,173)	-	-
Changes in fair value of warrant liabilities	(238,137)	-	-
Investment loss	(12,767)	-	-
Total other loss	(805,039)	(2,298,436)	(1,746,846)
Loss before income tax provision	(41,250,877)	(13,064,820)	(12,649,751)
Income tax provision	(9)	-	-
Net loss	$(41,250,886)	$(13,064,820)	$(12,649,751)

Year ended December 31, 2022 compared with year ended December 31, 2021

Net Revenue

We did not record any net revenue in 2022 and 2021.

Cost of revenues

We did not record any cost of revenues in 2022 and 2021.

General and administrative expenses

Our general and administrative expenses increased by 129.6% from US$10.0 million in 2021 to US$23.1 million in 2022, primarily attributable to an increase of US$4.6 million in payroll expenses and bonuses as a result of our business growth, an increase of US$3.3 million in professional services expenses as we incurred additional costs in preparation for listing, and an increase of US$3.2 million in share-based compensation expenses.

Selling expenses

Selling expenses incurred in 2022 primarily reflecting expenses of marketing and promotional activities.

Research and development expenses

Our research and development expenses significantly increased by 2,084.6% from US$0.7 million in 2021 to US$15.8 million in 2022, primarily due to higher expenses related to vehicle development, as well as an increase in R&D related payroll expenses as result of increase in the number of R&D staffs during the period.

Other expenses, net

We incurred other expenses, net US$0.2 million in 2022 and US$0.3 million in 2021. The fluctuation was mainly due to the additional individual income tax expenses of US$1.5 million paid by us on behalf of the employees, which was due to our late payroll payment; and as we settled the majority of our outstanding enforcement payment in 2022, we were exempted from payables of US$1.1 million related to litigations and payment of US$0.7 million related to loans from a third party.

Interest expense, net

Our interest expense, net significantly decreased by 98.1% from US$2.0 million in 2021 to US$0.04 million in 2022, primarily attributable to a decreased interest expenses of US$1.5 million due to settlements of the convertible loans from Tianjin Yizhong Jinshajiang Equity Investment Fund Partnership and the loan from Magic Minerals Limited in 2022.

Net loss

As a result of the foregoing, we had a net loss of US$41.3 million in 2022 and US$13.1 million in 2021.

Year ended December 31, 2021 compared with year ended December 31, 2020

Net Revenue

We did not record any net revenue in 2021 and 2020.

Cost of revenues

We did not record any cost of revenues in 2021 and 2020.

Research and development expenses

Our research and development expenses decreased by 61.1% from US$1.9 million in 2020 to US$0.7 million in 2021, primarily due to a decrease in the number of research and development staffs in response to the continued impact from COVID-19 and in-line with the financial resources available to us, which reflected our inability to access liquidity for a certain period of time as a result of investors’ risk appetite being affected by the COVID-19 outbreak when they were unable to fully assess the impact of COVID-19 outbreak on the global economy and the future performance of capital markets. Our research and development activities in 2021 included, for example, launching a feasibility study on product model upgrade with Magna Steyr in July; entering into a MOU for OEM cooperation with Magna Steyr, and a memorandum of cooperation on contracted manufacturing in August; signing a letter of intent of cooperation with CATL and reaching an agreement with LG New Energy on the development of battery pack in September; achieving cooperation negotiation to jointly develop intelligent vehicle adaptive AI-sounds with Meiloon Industrial Co., Ltd., a Taipei-listed company, and entering in to a cooperation agreement with W Motors on the styling design of the new generation of our vehicle models in November; on-going styling design of MUSE and ADA with W Motors in December.

General and administrative expenses

Our general and administrative expenses increased by 11.1% from US$9.0 million in 2020 to US$10.0 million in 2021, primarily attributable to an increase of US$1.8 million in payroll expense, which mainly reflects a US$1.6 million settlement payment which we made in the second quarter of 2021 to certain employees to whom we had wage arrears, as well as an increase of US$1.0 million in professional expense as we incurred additional costs in preparation for listing.

Loss from operations

As a result of the foregoing, our loss from operations were at US$10.8 million in 2021 and US$10.9 million in 2020.

Other expenses, net

Our other expenses, net remained relatively stable at US$0.3 million in 2021 and US$0.4 million in 2020.

Interest expense, net

Our interest expense, net increased by 48.5% from US$1.3 million in 2020 to US$2.0 million in 2021, primarily due to additional interest expenses incurred with respect to loans received in 2021.

Net loss

As a result of the foregoing, we had a net loss of US$13.1 million in 2021 and US$12.6 million in 2020.

Taxation

Cayman Islands

Our subsidiary incorporated in the Cayman Islands is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are not subject to taxation in the British Virgin Islands.

Dubai

Our subsidiaries incorporated in Dubai are currently not subject to taxation in Dubai, as companies operating in the designated free zones of the UAE and not conducting business activities in the UAE mainland are exempt from corporate taxes or customs duty.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subjected to Hong Kong profits tax. With effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first HKD 2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. If no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to standard profits tax rate. Because the preferential tax treatment is not elected by the Company, the subsidiary registered in Hong Kong is subject to income tax at a rate of 16.5%.

Mainland China

Generally, our WFOE and subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

United States

Our subsidiary, which was incorporated in the United States in 2022, is subject to statutory U.S. Federal corporate income tax at a rate of 21% for the year ended December 31, 2022. There is no related tax provision other than state minimum taxes.

We recognized income tax provision of US$9, nil and nil for the years ended December 31, 2022, 2021 and 2020.

We do not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Company may not be used to offset other subsidiaries’ earnings within the Company. Valuation allowance is considered on each individual subsidiary basis. Full valuation allowance had been provided as of December 31, 2022, 2021 and 2020 respectively in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Liquidity and Capital Resources

As of December 31, 2022 and 2021, we had cash and cash equivalents and restricted cash of a total of RMB212.0 million and RMB0.1 million, respectively. The Company’s restricted cash, which amounted to RMB0.1 million as of December 31, 2022, primarily represents bank deposits due to legal disputes.

Our net cash flow used in operating activities for the year ended December 31, 2022 was US$178.4 million, which was primarily attributable to our net loss and our deposit to the PIPE escrow account. Our principal source of cash came from our PIPE investors. Most of our cash resources were used to make a deposit in the PIPE escrow account, payment to related parties, payment to suppliers, the procurement of vehicles, the procurement of equipment and property, and payments for payroll and rental expenses, etc. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months.

Year ended December 31, 2022 compared with year ended December 31, 2021

The following table sets forth a summary of our cash flows for the periods presented.

	For the years ended
	December 31,
	2022	2021
Net cash used in operating activities	$(178,367,233)	$(6,106,873)
Net cash used in investing activities	(6,835,395)	(21,703)
Net cash provided by financing activities	392,589,651	6,182,150
Effect of exchange rate changes	4,562,153	609
Net increase in cash and cash equivalents and restricted cash	211,949,176	54,183
Cash and cash equivalents and restricted cash at beginning of the year	60,497	6,314
Cash and cash equivalents and restricted cash at end of the year	$212,009,673	$60,497

Operating Activities

Net cash used in operating activities in 2022 was US$178.4 million. The difference between our net loss of US$41.3 million and the net cash used in operating activities was primarily due to changes in assets and liabilities, which is primarily due to an increase in PIPE escrow account of US$100.0 million, a decrease in amounts due to related parties of US$12.0 million, a decrease in accrued expenses and other current liabilities of US$11.5 million, and an increase in prepaid expenses and other current assets of US$11.4 million. The principal adjustments to reconcile our net loss to our net cash used in operating activities was share-based compensation expenses of US$3.2 million, individual income tax expenses of settlement of employee lawsuits of US$1.5 million, and gain on settlement of payables associated with litigations of US$1.1 million.

Net cash used in operating activities in 2021 was US$6.1 million. The difference between our net loss of US$13.1 million and the net cash used in operating activities was primarily due to changes in assets and liabilities, which is primarily due to accrued expenses and other current liabilities of US$6.0 million and prepaid expenses and other current assets of US$0.4 million, partially offset by deferred offering costs of US$0.3 million.

Investing Activities

Net cash used in investing activities was US$6.8 million in 2022, mainly due to loans to third parties of US$7.0 million, purchases of long-term investments of US$3.0 million, loans to a related parties of US$1.5 million and purchases of property and equipment of US$1.2 million, partially offset by collection of loans from related parties at US$5.8 million.

Net cash used in investing activities was US$0.02 million in 2021, due to the cash consideration for purchase of non-controlling interests in Tianjin Auto New Energy Ltd.

Financing Activities

Net cash flows provided by financing activities was US$392.6 million in 2022, primarily attributable to proceeds from PIPE of US$400.0 million, loan proceeds from related parties of US$7.9 million, and proceeds from execution of warrants of US$6.7 million, partially offset by payments of offering cost US$16.2 million and repayments of loan from a third party of US$6.1 million.

Net cash flows provided by financing activities was US$6.2 million in 2021, primarily attributable to loan proceeds received from a related party.

Year ended December 31, 2021 compared with year ended December 31, 2020

The following table sets forth a summary of our cash flows for the periods presented.

	For the years ended December 31,
	2021	2020
Net cash used in operating activities	$(6,106,873)	$(662,972)
Net cash (used in)/provided by investing activities	(21,703)	266,982
Net cash provided by financing activities	6,182,150	217,259
Effect of exchange rate changes	609	1,876
Net increase/(decrease) in cash and cash equivalents and restricted cash	54,183	(176,855)
Cash and cash equivalents and restricted cash at beginning of the year	6,314	183,169
Cash and cash equivalents and restricted cash at end of the year	$60,497	$6,314

Operating Activities

Net cash used in operating activities in 2021 was US$6.1 million. The difference between our net loss of US$13.1 million and the net cash used in operating activities was primarily due to changes in assets and liabilities, which is primarily due to accrued expenses and other current liabilities of US$6.0 million and prepaid expenses and other current assets of US$0.4 million, partially offset by deferred offering costs of US$0.3 million.

Net cash used in operating activities in 2020 was US$0.7 million. The difference between our net loss of US$12.6 million and the net cash used in operating activities was primarily due to (i) an adjustment of provision for doubtful accounts of US$1.1 million and (ii) changes in assets and liabilities, which is primarily due to accrued expenses and other current liabilities of US$9.2 million and prepaid expenses and other current assets of US$1.4 million.

Investing Activities

Net cash used in investing activities was US$0.02 million in 2021, due to the cash consideration for purchase of non-controlling interests in Tianjin Auto New Energy Ltd.

Net cash provided by investing activities was US$0.27 million in 2020, due to the proceeds on disposal of property and equipment.

Financing Activities

Net cash flows provided by financing activities was US$6.2 million in 2021, primarily attributable to loan proceeds from a related party.

Net cash flows provided by financing activities was US$0.2 million in 2020, attributable to loan proceeds received from a third party.

Commitments and Contingencies

Lease obligation

The following table sets forth our future minimum lease payments payable under the non-cancellable operating lease with respect to the office and the warehouse as of December 31, 2022:

USD
2023	1,597,286
2024	1,200,535
2025	1,337,565
2026	1,910,349
Total lease payments	6,045,735
Less: imputed interest	(575,204)
Total operating lease liabilities, net of interest	5,470,531

Investment commitment

We are committed to invest in affiliates of Hainan Union Management Co., Ltd (“Hainan Union”), within two years from November 11, 2022, with an amount of US$5 million, pursuant to an agreement signed in August 2022 with Hainan Union. As of December 31, 2022, we have not fulfilled the investment commitment.

Contingencies

As of December 31, 2022, Tianjin Jinghong Investment Development Group Co., Ltd. (“Jinghong”) filed proceedings with us. Hearing of the lawsuit was held on May 12, 2023 and there was no verdict. We believe that the allegations in the aforementioned lawsuit lack merit, and we intend to vigorously defend the action. As of December 31, 2022, we considered the possibility that we need to bear the obligation of the payment Jinghong requested is remote. Please see Note 20 Commitments and Contingencies in this annual report for details.

Through the issuance date of our consolidated financial statements, China Renaissance Securities (Hong Kong) Limited, Linklaters LLP, Loop Capital Markets LLC and two employees filed proceedings with us. Both of the case of China Renaissance Securities (Hong Kong) Limited and Linklaters LLP were settled as of the issuance date of our consolidated financial statements. As of December 31, 2022, we considered the possibility that we need to bear the obligation of the payment requested by Loop Capital and the two employees is less likely than not. Please see Note 21 Subsequent events in this annual report for details.

Except for the above, we are not aware of any other pending or threatened claims and litigation as of December 31, 2022 and through the issuance date of our consolidated financial statements.

Guarantee on a shareholder

On August 18, 2022, ICONIQ, Vision Path, and Hainan Union, entered into a share transfer agreement (the “Agreement”). Under the Agreement, Vision Path transferred its 1,000,000 Class B ordinary shares of NWTN to Hainan Union with consideration of US$5 million (US$5 per share, as “Purchase Price”). Vision Path agreed to disburse the shortage between the 200% of the initial investment (US$10 million) and fair value of Hainan Union’s holding shares or to repurchase Hainan Union’s shares at 200% of the Purchase Price, under the following conditions (“Redemption Event”) within one year after the Closing Date:

●	12 months from the effective date, which referred to November 14, 2022, the average closing market price of the Company is lower than 200% of the Purchase Price;

●

After the Lock-up Period, which referred to 6 to 12 months since the effective date, when Hainan Union plans to sell its shares, in whole or in part, at a lower price of 200% of the Purchase Price, and a written notice has been delivered to Vision Path.

Vision Path has pledged 2.6 million Class B ordinary shares (“Pledged Shares”) to Hainan Union. The Pledged Shares could be transferred to Hainan Union as disbursement when Redemption Event occurs.

ICONIQ has provided a guarantee with joint liability of Vision Path’s contingent repayment for the shortage of 200% of US$5 million plus penalties and expenses if any, to Hainan Union. We would assume joint guarantee obligations arising from Vision Path’s default on the repayment to Hainan Union, and the guarantee is valid until one year after the Closing Date.

As of the issuance date of the consolidated financial statements, as market value of the Pledged Shares could cover the shortage of 200% of US$5 million, we consider the possibility of us to bear the loss contingency remote.

We did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Off-Balance Sheet Commitments and Arrangements

During the years ended December 31, 2022, 2021 and 2020, except as otherwise disclosed in this annual report, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies, Judgments and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in Note 2 — Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this annual report, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Fair value measurement of warrant liabilities

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

We evaluate all of our financial instruments, including issued warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. In accordance with ASC 825-10 “Financial Instruments”, offering costs attributable to the issuance of the warrant liabilities are recognized in the consolidate statement of operations as incurred.

We issued 350,000 private warrants, 690,000 Representative’s Warrants and 13,800,000 public warrants in connection with its Transaction. The Public Warrants met the criteria for equity classification and are recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination. The Private Warrants contain exercise and settlement features that may change with a change in the holder, which precludes the Private Warrants from being indexed to the Company’s own stock. For Representative Warrants, net cash settlement is assumed under ASC 815-40 as we are required to deliver registered shares to the purchasers of Representative Warrants. Therefore, both the Private Warrants and the Representative Warrants are recognized as derivative liabilities on the Consolidated Balance Sheet at fair value, with subsequent changes in fair value recognized in the Consolidated Statement of Operations and Comprehensive Loss at each reporting date until exercised.

Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on aging analyses of receivable balances, historical bad debt rates, repayment patterns and credit worthiness. We recorded an allowance for doubtful accounts of nil, nil and $1,129,993 for the years ended December 31, 2022, 2021 and 2020, respectively. We wrote off bad debt provision of $144,986, nil and $1,129,993, respectively, for the years ended December 31, 2022, 2021 and 2020, since all means of collection have been exhausted and the potential for recovery is considered remote.

Provision of income tax and valuation allowance for deferred tax asset

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the financial statements and are recorded as non-current in the consolidated balance sheet. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Full valuation allowance had been provided as of December 31, 2022, 2021 and 2020 respectively in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax positions or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2022, 2021 and 2020, respectively.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and result of operations is disclosed in Note 2 to our consolidated financial statements included elsewhere in this annual report.

Internal Control over Financial Reporting

Prior to this business combination, we had been a private company with limited accounting personnel and other resources with which to address our internal control. In the course of auditing our consolidated financial statements included in this annual report, we identified four material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) our company’s lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and financial reporting requirements set forth by the Securities and Exchange Commission (“SEC”) to address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements, including disclosure notes, in accordance with U.S. GAAP and SEC financial reporting requirements, (ii) our company’s lack of period end financial closing policies and procedures for preparation of consolidated financial statements, including disclosure notes, which are in compliance with U.S. GAAP and relevant SEC financial reporting requirements, (iii) our company’s lack of internal file management procedures and an effective record management system which causes the deficiency in liability recording and cut-off evaluation process, and (iv) our company’s lack of sufficient approval process for expenditures. The deficiency may result in material errors going unnoticed or unauthorized transactions being processed.

To remediate our identified material weaknesses, we plan to adopt measures to improve our internal control over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements, (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements, (iii) formulating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, (iv) establishing period end financial closing policies and procedures for preparation of consolidated financial statements, (v) establishing internal document management policies and systems, and (vi) continuing our efforts to implement necessary reviews and controls at relevant levels with all important documents and contracts submitted for proper and sufficient reviews,

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 15. Controls and Procedures.”

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

We report financial results in U.S. dollars, and a material portion of its sales and operating costs are realized in currencies other than the U.S. dollar. As such, we are exposed to currency risk due to cash, trade and other receivables, borrowings and trade and other payables denominated in foreign currency, being primarily the U.S. dollar. If the value of any currencies in which sales are realized, particularly RMB and AED, depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for reporting purposes. In addition, any depreciation in foreign currencies could result in higher local prices, which may negatively impact local demand and have a material adverse effect on our business, results of operations or financial condition. Alternatively, if the value of any of the currencies in which operating costs are realized appreciates relative to the U.S. dollar, our operating costs will increase when translated to U.S. dollars for reporting purposes.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities, deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

We have evaluated subsequent events through the date of issuance of the consolidated financial statements, except for the events mentioned above, and did not identify any subsequent events with material financial impacts on our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding directors and our executive officers as of the date of this annual report.

Name	Age	Position

Alan Nan WU	41	Chief Executive Officer (“CEO”), Executive Director and Chairman

Peter Jianfeng CHEN	53	Chief Financial Officer (“CFO”)

Howard Shixuan YU	53	Chief Technology Officer (“CTO”)

Aaron Huainan LIAO	46	Vice Chairman & Executive Global President and Director

Xiaoguang SUN	43	Chief Operation Officer (“COO”)

Xiaoma (Sherman) LU	56	Independent Non-Executive Director

Michael S. CASHEL	60	Independent Non-Executive Director

Changqing (Benjamin) YE	52	Independent Non-Executive Director

Alain BATTY	71	Independent Non-Executive Director

Mark A. SCHULZ	70	Independent Non-Executive Director

Xinyue (Jasmine) GEFFNER	50	Independent Non-Executive Director

Mohamed HESHAM	36	Independent Non-Executive Director

Alan Nan WU.     Mr. Wu has served as our Chief Executive Officer, Executive Director and the Chairman of our board of directors since the consummation of the Business Combination in November 2022. Mr. Wu was the founder of ICONIQ and has served as its executive director and CEO since 2016. His area of experience includes traditional automobiles and electric vehicles. Concurrently with his positions at the Company, Mr. Wu also serves as the legal representative at My Car (Shenzhen) technology Ltd., which is a company that engages in technology development, service, consulting and EV sales, Tianjin Tuoda Management Service Ltd, which is a company that engages in enterprise consulting and service, and ICONIQ (Tianjiin) New Energy Technology Research Institute, which is a company that engages in new energy research and development. Prior to serving as director of ICONIQ Holding Limited, Mr. Wu served as head of China region at J C Horizon Ltd. Mr. Wu earned his bachelor’s degree in 2004 from Kennedy College of Technology in Canada.

Peter Jianfeng CHEN.     Mr. Chen has served as our Chief Financial Officer since the consummation of the Business Combination in November 2022. Mr. Chen has also served as the Chief Financial Officer of ICONIQ since December 2021. His area of experience ranges from financial management, business operation to investments and financing. Mr. Chen has previously held positions of partner at Blue Ocean Capital Group, which is an investment firm focusing on innovative biotech, medical device, and med-tech companies with growth and buyout strategies, chief financial officer, executive director and responsible officer of ZZ Capital International, which is a HKEx-listed and Hong Kong SFC-licensed investment platform focusing on cross-border M&As, the head of business development and principal investing at Canada Pension Plan Investment Board Asia, as well as principal at Bain Capital. Mr. Chen has also served, among others, as officer of the Young Presidents Organization (YPO)’s Pan Asia Chapter, executive director of the Hong Kong Venture Capital and Private Equity Association (HKVCA), and board governor and capital markets committee chairman of the American Chamber of Commerce in Taipei. Mr. Chen earned his MBA in 1999 from Harvard Business School.

Howard Shixuan YU.     Mr. Yu has served as our Chief Technology Officer since the consummation of the Business Combination in November 2022. He has also served as the Chief Technology Officer of ICONIQ since March 2022. He has experience in areas of development of laptops, digital photo frames, e-books and smartphones, as well as artificial intelligent car dashboards and mobile intelligent cabins. Concurrently with his position in the Company, Mr. Yu serves as partner of HouTian Capital that focuses on AIoT and smart car technology and industry resource integration. Previously, Mr. Yu was a co-founder and COO of 1MORE Group, where he was primarily in charge of group procurement, research and development and branding business operation, and has also served as special assistant to the president’s office of Hon-Hai Precision Inc., where he reported directly to Terry Guo, business and marketing director of the PC platform China of VIA Electronics, which is a Taipei-listed company, as well as marketing sales manager of the China division at MiTAC Computer, which is also a Taipei-listed company. Mr. Yu earned his master’s degree in 1998 from Colorado Christian University.

Aaron Huainan LIAO. Mr. Liao has served as the Vice Chairman & Executive Global President of the Company, who reports to Mr. Alan Nan Wu, Chief Executive Officer, Executive Director and Chairman of the Company, since February 2023 and our director since March 2023. Mr. Liao has been the Chief Executive Officer of Shanghai OBS Culture and Technology Co., Ltd., a digital lifestyle service provider, of which the Company owns 20% equity interest, since July 2021. From May 2017 to May 2021, Mr. Liao served as the Managing Director of Youku Animation at Alibaba Media Entertainment Group. Form April 2012 to May 2017, he was the Founder and Chief Executive officer of Ample Ideas Picture, a film and television production company. From April 2007 to 2012, he was the Director of Online Entertainment Content at Phoenix TV, a Hong Kong-based television broadcaster. Mr. Liao received his Bachelor of Arts degree in Computer Arts from Academy of Art University and a Bachelor’s degree in Computer Science from the University of Maryland. Mr. Liao is well qualified to serve on the Board due to his extensive corporate management experience.

Xiaoguang SUN. Mr. Sun has served as the Company Chief Operation Officer, who is in charge of enterprise long-term strategy, establishment of enterprise organization system and human resource system, responsible for enterprise operation management, since February 2023. Mr. Sun has been the founder and Chief Executive Officer of TalentSpark & DG Hire Co., Ltd., a platform to provide enterprises with wholesome overseas services, since January 2022. Prior to that, Mr. Sun served at multiple positions at Alibaba Group from May 2015 to December 2021, including, but not limited to, Chief Strategy Officer and Chief Human Resource Officer at Alibaba’s Digital Media and Entertainment Group. From February 2014 to April 2015, he was the Sr. Director, Head of Talent management and Organization Development of Mars, Incorporated, an American multinational manufacturer of confectionery, pet food, and other food products and a provider of animal care service. From April 2006 to February 2014, he worked at different roles, including head of strategic planning and operation, in Ericsson, a Swedish networking and telecommunications. Mr. Sun received his Bachelor degree in Public Administrations from The University of International Business and Economics in Beijing, China.

Xiaoma (Sherman) LU. Mr. Lu has served as an Independent Non-Executive Director of our board of directors since the consummation of the Business Combination in November 2022. Prior to that, he was the Chief Executive Officer of East Stone from August 2018 to November 2022 and one of its directors from February 2020 to November 2022. Mr. Lu is a founding partner and has been a managing director of East Stone Capital Limited, a private equity firm focusing on emerging industries, since October 2017. From January 2017 to November 2017, Mr. Lu served as the executive vice president of Kangde Investment Group, a Chinese company engaging in new energy and financial services and capital investment. Prior to that, Mr. Lu served as the chief executive officer of Wanda Investment Company and vice president of Wanda Financial Group, the investment and financial arms of Wanda Group, a Chinese multinational conglomerate in the real estate, hospitality, retailing, entertainment and heath care, responsible for business expansion, capital investment, and cross board merger and acquisition in commercial real estate and entertainment business from May 2015 to December 2016. Mr. Lu served as the executive vice president of Shenzhen Stock Exchange, one of the two primary stock exchanges in China, overseeing public company governance, product development and international businesses from November 2012 to May 2015. Prior to Shenzhen Stock Exchange, Mr. Lu was a full-time non-executive board director at China Construction Bank from August 2010 to November 2012. Mr. Lu has also served in various positions and in different functions at State Street Corporation (NYSE: STT) from May 2005 to August 2010, a financial services and bank holding company headquartered in Boston with operations worldwide. Currently, Mr. Lu serves as independent director on the boards of Forgame Holdings Limited (HK.0484), a China-based gaming, trading and development company, Sailing Henan Investment, a private investment company, and Bank of China International (China) Co, Limited (601696.SH), an affiliate of Bank of China, which offers investment banking and securities brokerage services in China. From June 2017 to August 2022, Mr. Lu served as an independent director on the board of Yango Group Co., Ltd. (000671.SZ), a China-based company principally engaged in real estate development. Mr. Lu received his Bachelor’s and Master’s degree in thermal engineering from Tsinghua University in Beijing, China and an MBA degree from Boston College. Mr. Lu is well qualified to serve as a director due to his extensive experience in finance and investment management across various industries.

Michael S. CASHEL. Mr. Cashel has served as an Independent Non-Executive Director of our board of directors since the consummation of the Business Combination in November 2022. Prior to that, he was one of the directors of East Stone from February 2020 to November 2022. He also maintains an LLC named CapMarkets IQ LLC where he has offered management consulting services and houses direct investments since August 5, 2020. Prior to it, he has served as a business development executive at the ION Group, a major global Fintech firm, from March 2021 to June 2022 and as the Chief Operating Officer and Chief Compliance Officer of OpenDoor Securities LLC from September 2019 to July 31, 2020. Prior to that, he was a business consultant for State Street from September 2018 to September 2019, and Senior Vice President of Fidelity Trading Ventures from 2012 to 2017, where he led the development of various trading technologies and analytics. Prior to that, he served as Senior Vice President and Head of Equities with Fidelity’s Capital Market Services from 2008 to 2012. Mr. Cashel has previously served in managerial positions at Bear Steans, Harborside Securities, ABN AMRO and Morgan Stanley. Mr. Cashel earned his bachelor’s degree from Saint Lawrence University and is actively licensed in Series 7, 9, 10, 24, 55, 63 and 99. Mr. Cashel is well qualified to serve as a director due to his extensive experience in finance and investment.

Changqing (Benjamin) YE.     Mr. Ye has served as an Independent Non-Executive Director of our board of directors since the consummation of the Business Combination in November 2022. Mr. Ye serves on the board of directors at several publicly listed companies, including VNET Group Inc. (Nasdaq: VNET) since August 2022, Hygeia Healthcare Holdings Limited (SEHK: 6078) since September 2019, Ascentage Pharma Group Limited (SEHK: 6855) since June 2019, Jinxin Fertility Group Limited (SEHK: 1951) since June 2019, Luzhou Bank (SEHK: 1983) since December 2018, Niu Technologies Inc. (Nasdaq: NIU) since October 2018 and Baozun Inc. (SEHK: 9991; Nasdaq: BZUN) since May 2016. He has also been a director of Panjing Harbourview Investment Fund LLP since September 2019. He was also an independent non-executive director of Luzhou Bank (SEHK:1983) from December 2018 to September 2022. From February 2011 to December 2015, Mr. Ye served as the managing director, chief financial officer and a member of the investment committee at CITIC Private Equity Funds Co., Ltd. From April 1993 to January 2011, Mr. Ye worked at the Shanghai, China office of PricewaterhouseCoopers, with his last position as the partner and the service line leader of the firm’s Advisory Services and the business unit leader of the Transaction Services. Mr. Ye earned his MBA in 1999 from University of Warwick. Mr. Ye is well qualified to serve as a director due to his extensive experience in investment and public companies.

Alain BATTY.     Mr. Batty has served as an Independent Non-Executive Director of our board of directors since the consummation of the Business Combination in November 2022. Mr. Batty has served as a director of SAS OXYMETAL France since December 2014 and the president of SAS BATTY&Assoc. France since March 2012. Mr. Batty earned his DEA in Strategy in 1976 from IAE Aix-en-PROVENCE France. Mr. Batty is well qualified to serve as a director due to his extensive experience in automotive industry.

Mark A. SCHULZ.    Mr. Schulz has served as an Independent Non-Executive Director of our board of directors since the consummation of the Business Combination in November 2022. Mr. Schulz has served on the board of directors at several publicly listed companies, including PACCAR Inc (Nasdaq: PCAR) since April 2012, DANA Inc. (NYSE: DAN) from April 2008 to April 2018 and YRC Worldwide Inc. (Nasdaq: YRCW) from September 2007 to November 2010. Mr. Schulz has also served as a partner at Fontinalis Partners LLC since March 2009. Mr. Schulz earned his MA in Management in 1987 from Massachusetts Institute of Technology. Mr. Schulz is well qualified to serve as a director due to his extensive operational, engineering and strategic experience in in the transportation & manufacturing sectors.

Xinyue (Jasmine) GEFFNER.   Ms. Geffner has served as an Independent Non-Executive Director of our board of directors since the consummation of the Business Combination in November 2022. Ms. Geffner has been the Chief Financial Officer of Dorsett Hospitality International Services Limited (part of HKSE: 0035.HK) since February 2019. She was a director and the audit committee chair of China Finance Online Co. Limited (Nasdaq: JRJC) from May 2021 to November 2021. She led the successful IPO of GreenTree Hospitality Group Limited on New York Stock Exchange (NYSE: GHG) in March 2018 and served as Chief Financial Officer from October 2017 to December 2018 at GreenTree. She served as a vice president in charge of corporate finance and development with Asia Pacific in LeEco from October 2016 to August 2017. She was an independent director of AG Semiconductor (Hong Kong) Ltd. from April 2013 to April 2017. From August 2014 to March 2016, she served as Chief Financial Officer of Carnival Group International Holdings Limited (HKSE: 0996.HK). From November 2008 to January 2011, she served as a director of corporate and institutional banking in ANZ Hong Kong. From March 2005 to February 2008, she worked for HSBC as a head of China business development and as a vice president of the consumer and retail group in New York. Ms. Geffner received a bachelor’s degree in international marketing and finance from the City University of New York in February 1994 and an MBA degree from the Stern School of Business at New York University in September 1997. She is a Certified Public Accountant (CPA) in both Washington State, USA and Hong Kong. She is also a CFA Charterholder. Ms. Geffner is well qualified to serve as a director due to her extensive experience in finance, accounting, banking and capital markets.

Mohamed HESHAM. Mr. Hesham has been the Head of Investment Banking at Chimera Investments LLC, a private investment firm, since June 2021. From November 2015 to June 2021, he was the Director, Investment Banking of SHUAA Capital PSC, an asset management and investment banking company. From November 2012 to November 2015, Mr. Hesham was the Senior Associate, Investment Banking of Beltone Financial Holding, a regional investment bank based in Cairo, Egypt. From December 2009 to November 2012, he was a Senior Analyst, Investment Banking of ENMAA Financial Services, a boutique investment bank, based in Egypt. Mr. Hesham received his Bachelor of Business Administration in Modern Sciences and Arts from Middlesex University. Mr. Hesham is well qualified to serve as a director due to his extensive financial and investment banking experience.

Family Relationship

There are no family relations among any of our officers or directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

B.	Compensation.

Executive Compensation

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Currently, our board of directors determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of our named executive officers is measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria are set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

In the year ended December 31, 2022, we expensed an aggregate of approximately $3.3 million as salaries, bonuses and fees to our senior officers named in this annual report. Other than salaries, fees and share incentives, we do not otherwise provide pension, retirement or similar benefits to our officers and directors.

Employment Agreements

Alan Nan WU Employment Agreement

On March 1, 2022, Mr. Alan Nan WU, our Chief Executive Officer, Executive Director and Chairman, entered into a limited term employment contract with ICONIQ Green Technology FZCO, our wholly-owned subsidiary and Dubai headquarters entity, for Mr. Wu’s services as the Chief Executive Officer and Chairman of ICONIQ Green Technology FZCO for a term of three years from March 1, 2022 to February 28, 2025. Mr. Wu is entitled to wage in accordance with the regulations determined by Ministry of Human Resources & Emiratisation of UAE and participation in our employee stock ownership plan. The employment contract may be terminated by either party with a 30-day advance notice.

Peter Jianfeng CHEN Employment Agreement

On March 1, 2022, Mr. Peter Jianfeng CHEN, our Chief Financial Officer, entered into a limited term employment contract with ICONIQ Green Technology FZCO, our wholly-owned subsidiary and Dubai headquarters entity, for Mr. Chen’s services as the Chief Financial Officer of ICONIQ Green Technology FZCO for a term of three years from March 1, 2022 to February 28, 2025. Mr. Chen is entitled to wage in accordance with the regulations determined by Ministry of Human Resources & Emiratisation of UAE and participation in our employee stock ownership plan. The employment contract may be terminated by either party with a 30-day advance notice.

Howard Shixuan YU Employment Agreement

On March 1, 2022, Mr. Howard Shixuan YU, our Chief Technology Officer, entered into a limited term employment contract with ICONIQ Green Technology FZCO, our wholly-owned subsidiary and Dubai headquarters entity, for Mr. Yu’s services as the Chief Technology Officer of ICONIQ Green Technology FZCO for a term of three years from March 1, 2022 to February 28, 2025. Mr. Yu is entitled to wage in accordance with the regulations determined by Ministry of Human Resources & Emiratisation of UAE and participation in our employee stock ownership plan. The employment contract may be terminated by either party with a 30-day advance notice.

Director Compensation

Officers are elected by and serve at the discretion of the Board of Directors. Executive directors do not receive any compensation for their services on the Board of Directors. Non-executive directors are entitled to receive $100,000 per year for serving as directors in combination of cash and stock grants. In addition, non-executive directors are entitled to receive compensation for their reasonable actual travel expenses for each Board of Directors meeting attended.

During the fiscal year ended December 31, 2022, no ordinary shares were issued pursuant to the 2022 Equity Incentive Plan.

See Item 6.E for a description of our 2022 Equity Incentive Plan.

C.	Board Practices.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors currently consists of nine directors. Officers are elected by and serve at the discretion of the board of directors.

If the number of directors changes, any increase or decrease will be apportioned so as to maintain the number of directors. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our Company by making it difficult to replace members of the board of directors.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. Xiaoma Sherman LU, Michael S. CASHEL, Changqing (Benjamin) YE, Alain BATTY, Mark A. SCHULZ, Xinyue Jasmine GEFFNER and Mohamed HESHAM are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated. We do not have any service contacts with our directors that provide for benefits upon termination of employment.

Our board of directors plays a significant role in our risk oversight. The board of directors makes all relevant company decisions.

We have established a separately standing audit committee, nominating committee, compensation committee and Strategy and Environmental Social and Governance (ESG) Committee. Our directors will adopt a charter for each respective committee. The composition of each committee is set forth below.

Audit Committee

Our audit committee is composed of Changqing (Benjamin) YE, Xiaoma Sherman LU and Mark A. SCHULZ, with Changqing (Benjamin) YE serving as chairperson. Our board of directors has determined that all such committee members meet the independence requirements under the Nasdaq Listing Rules and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with Nasdaq audit committee requirements, and possesses prior experience sitting in auditing committees of publicly-listed companies. In arriving at this determination, our board of directors examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Nomination Committee

Our nomination committee is composed of Alain BATTY, Alan Nan WU and Michael S. CASHEL, with Alain BATTY with serving as chairperson. The nomination committee is responsible for the assessment of the performance of the board of directors, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues.

Compensation Committee

Our compensation committee is composed of Xiaoma Sherman LU, Changqing (Benjamin) YE and Xinyue Jasmine GEFFNER, with Xiaoma Sherman LU serving as chairperson. The compensation committee is responsible for reviewing and making recommendations to the board of directors regarding its compensation policies for our officers and all forms of compensation. The compensation committee also administers ourequity-based and incentive compensation plans and makes recommendations to the board of directors about amendments to such plans and the adoption of any new employee incentive compensation plans.

Strategy and Environmental Social and Governance (ESG) Committee

Our Strategy and ESG Committee is composed of Alan Nan WU, Michael S. CASHEL, Alain BATTY, Mark A. SCHULZ and Xinyue Jasmine GEFFNER, with Alan Nan WU serving as chairperson. The Strategy and ESG Committee is responsible for reviewing and making recommendations to the board of directors regarding our strategic development, operational management, corporate sustainability, regulatory compliance, as well as environmental social and governance policies for our officers and employees.

Code of Ethics

We will adopt a Code of Ethics that applies to all of our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

Shareholder Communication with the Board of Directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to us at Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial stockholder of our securities. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

D.	Employees.

As of December 31, 2022, we had a total of 103 employees, including 63 R&D staff. Over 20% of our employees held advanced degrees. We enter into standard labor, confidentiality and non-compete agreements with our R&D staffs.

During the Track Record Period and up to December 31, 2022, we have experienced a number of labor disputes with our employees in Mainland China, primarily involving wage arrears.

As required by regulations in Mainland China, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under laws in Mainland China to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government regulations from time to time. As of December 31, 2022, we had failed to pay full social insurance contributions for certain employees.

E. Share ownership.

The following table shows the beneficial ownership of ordinary shares as of May 23, 2023 by:

●	each person known by NWTN to beneficially own more than 5% of the outstanding ordinary shares;

●	each of NWTN’s named executive officers and directors; and

●	all of NWTN’s named executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of May 23, 2023 through the exercise of any option, conversion or any other right. As of May 23, 2023, there were 286,186,521 ordinary shares issued and outstanding, consisting of 32,715,010 Class A ordinary shares and 253,471,511 Class B ordinary shares. Each Class A ordinary share is convertible into one (1) Class B ordinary share at any time at the option of the holder of such Class A ordinary share. Each Class A ordinary share is entitled to twenty-five (25) votes, while each Class B ordinary share is entitled to one vote.

Unless otherwise noted, the business address of each beneficial owner is c/o ICONIQ Holdings Limited, Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE.

Name and Address of Beneficial Owner	Number of Class A Ordinary Shares Beneficially Owned	% of Class	Number of Class B Ordinary Shares Beneficially Owned	% of Class	% of Total Voting Power
Directors and Executive Officers
Alan Nan WU(1)	32,715,010	100%	6,888,499	2.7%	77.0%
Peter Jianfeng CHEN(2)	—	—	—	*	*
Howard Shixuan YU(3)	—	—	—	*	*
Aaron Huainan LIAO	—	—	—	—	—
Xiaoguang SUN	—	—	—	—	—
Xiaoma (Sherman) LU	—	—	120,000	*	*
Michael S. CASHEL	—	—	18,000	*	*
Changqing (Benjamin) YE	—	—	—	—	—
Alain BATTY	—	—	—	—	—
Mark A. SCHULZ	—	—	—	—	—
Xinyue (Jasmine) GEFFNER	—	—	—	—	—
Mohamed HESHAM	—	—	—	—	—
All executive officers and directors as a group	32,715,010	100%	7,026,499	2.8%	77.0%
Five Percent Holders
Muse Limited(1)	32,715,010	100%	6,888,499	2.8%	77.0%

(1)	Mr. Alan Nan WU owns 32,715,010 Class A ordinary shares through Muse Limited, a Cayman Islands company wholly owned by him. These Class A ordinary shares representing approximately 76.4% of the voting power of our Company and are convertible into 32,715,010 Class B ordinary shares. 6,888,499 Class B ordinary shares were issued to Muse Limited upon the Closing in connection with the Business Combination. Such shares were attributable to Muse Limited as a result of the default of a payment obligation by an ICONIQ shareholder prior to the Business Combination.

Our 2022 Equity Incentive Plan, which we refer to herein as the “2022 Plan,” became effective upon the Closing of the Business Combination. The 2022 Plan allows us to provide equity awards as part of our compensation program, an important tool for motivating, attracting and retaining talented employees and for providing incentives that promote our business and increase shareholder value. These incentives will be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards as the administrator of the 2022 Plan may determine, as further described below.

Certain Key Plan Provisions

The 2022 Plan will continue until terminated by our board of directors or any committee authorized by the board of directors.

The 2022 Plan provides for the grant of stock options, both incentive stock options and non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units and performance awards.

42,845,000 Class B ordinary shares equal to fifteen percent (15%) of the aggregate number of our ordinary shares issued and outstanding immediately after the Closing are authorized for issuance pursuant to awards under the 2022 Plan.

The 2022 Plan provides for an automatic share reserve increase feature, whereby the share reserve will be increased automatically on the first day of each fiscal year beginning with the 2023 fiscal year, in an amount equal to the lesser of (i) a number equal to 1.5% of the aggregate number of shares of our ordinary shares outstanding on the last day of the immediately preceding fiscal year and (ii) such smaller number of shares as is determined by our board. The automatic share reserve feature and any provisions that are or would create a “formula” plan for purposes of the Nasdaq listing requirements will operate only until the ten-year anniversary of the earlier of the initial adoption of the 2022 Plan by our board or the approval of the 2022 Plan by our shareholders, and therefore no automatic share reserve increase will be added after the increase on the first day of our 2032 fiscal year.

The 2022 Plan is administered by our board of directors or any Ie authorized by our board.

Summary of the 2022 Plan

The following paragraphs provide a summary of the principal features of the 2022 Plan and its operation. However, this summary is not a complete description of all of the provisions of the 2022 Plan and is qualified in its entirety by the specific language of the 2022 Plan, a copy of which is attached to this annual report as Exhibit 10.14.

Eligibility

The 2022 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance awards to our employees, directors and consultants and employees, directors and consultants of any of our parents or subsidiaries.

For the avoidance of doubt, the administrator may grant awards to any of the foregoing service providers, including individuals who may be considered “related parties” under the Listing Rules of Nasdaq, including as consideration in a transaction or series of related transactions in which a related party has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in our company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions.

Authorized Shares

Subject to the adjustment provisions contained in the 2022 Plan and the evergreen provision described below, a total of Class B ordinary shares equal to fifteen percent (15%) of the aggregate number of ordinary shares issued and outstanding immediately after the Closing is reserved for issuance pursuant to the 2022 Plan. The number of shares available for issuance under the 2022 Plan also includes an automatic annual increase, or the evergreen feature, on the first day of each of our fiscal years, beginning with fiscal year 2023 and ceasing as described below, equal to the lesser of:

●	a number of shares equal to 1.5% of the total number of all outstanding shares of all classes of ordinary shares as of the last day of the immediately preceding fiscal year; or

●	such number of shares as our board may determine.

The evergreen feature and any provisions that are or would create a “formula” plan for purposes of the Nasdaq listing requirements will operate only until the tenyear anniversary of the earlier of the initial adoption of the 2022 Plan by our board or the approval of the 2022 Plan by our shareholders, and therefore no automatic share reserve increase under the evergreen feature will be added after the increase on the first day of our 2031 fiscal year. Shares issuable under the 2022 Plan may be authorized, but unissued, or reacquired Class B ordinary shares. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program (as described below, and other than to the extent the exchange program includes an exchange or transfer of previously granted restricted stock), or, with respect to restricted stock, restricted stock units, or performance awards, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or, for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2022 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2022 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2022 Plan. Shares that actually have been issued under the 2022 Plan under any award will not be returned to the 2022 Plan; except if shares issued pursuant to awards of restricted stock, restricted stock units, or performance awards are repurchased or forfeited due to failure to vest, such shares will become available for future grant under the 2022 Plan. Shares subject to an award (other than a restricted stock award) withheld to pay the exercise price of an award or satisfy the tax liabilities or withholding obligations related to such award (which withholdings may be in amounts greater than the minimum statutory amount required to be withheld as determined by the administrator of the 2022 Plan) will become available for future grant or sale under the 2022 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2022 Plan. Subject to the capitalization adjustment provisions included in the 2022 Plan, the maximum number of shares that may be issued upon the exercise of incentive stock options will equal to the aggregate number of Class B ordinary shares reserved for issuance under the 2022 Plan pursuant to the “Shares Subject to the Plan” section, plus the Class B ordinary shares that become available for issuance under the 2022 Plan pursuant to the annual evergreen feature.

In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation or any successor or replacement accounting standard) that causes the per share value of a Class B ordinary share to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through a large, nonrecurring cash dividend, the administrator of the 2022 Plan, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2022 Plan, will adjust the number and class of shares that may be delivered under the 2022 Plan; the number, class, and price of shares covered by each outstanding award; and the numerical share limits contained in the 2022 Plan. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation, such equitable adjustments described in the foregoing sentence may be made to the extent and in a manner as determined to be appropriate and equitable by the administrator to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2022 Plan. In either case, the decision of the administrator regarding any such adjustment shall be final, binding and conclusive.

Plan Administration

Our board of directors or any committee authorized by our board will have authority to administer the 2022 Plan. In addition, to the extent it is desirable to qualify transactions under the 2022 Plan as exempt under Rule 16b-3 of the Exchange Act, the committee and such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the 2022 Plan, the administrator has the power to administer the 2022 Plan and make all determinations deemed necessary or advisable for administering the 2022 Plan, including but not limited to, the power to determine the fair market value of Class B ordinary shares, select the service providers to whom awards may be granted, determine the number of shares or dollar amounts covered by each award, approve forms of award agreements for use under the 2022 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the 2022 Plan and awards granted under it, prescribe, amend and rescind rules and regulations relating to the 2022 Plan, including creating sub-plans, modify or amend each award, and allow a participant to defer the receipt of payment of cash or the delivery of shares that otherwise would be due to such participant under an award. For the avoidance of doubt under the Nasdaq listing rules, the administrator has authority to grant awards under the 2022 Plan to any eligible individual, which awards may cover in excess of five percent (5%) of the number of all our classes of ordinary shares and/or five percent (5%) of the voting power of NWTN outstanding before the issuance of the applicable award. The administrator has the power, to the extent permitted by applicable laws, to delegate functions to subcommittees comprised of members of our board or other individuals satisfying applicable laws (which may include employees). Without obtaining the consent of the applicable participant or approval by our shareholders, the administrator also has the authority to allow participants the opportunity under an exchange program to transfer outstanding awards granted under the 2022 Plan to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards granted under the 2022 Plan may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award granted under the 2022 Plan is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants and other parties and will be given the maximum deference permitted by applicable law.

Stock Options

Stock options may be granted under the 2022 Plan. Except with respect to substitute awards granted in connection with certain corporate transactions, the per share exercise price of options granted under the 2022 Plan must be equal to at least 100% of the fair market value of a Class B ordinary share on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of NWTN’s (or any of our parents’ or subsidiaries’) outstanding shares, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of our Class B ordinary share on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, Class B ordinary shares or other shares of another class of our ordinary shares, cashless exercise, net exercise, as well as other types of consideration permitted by applicable law. After the cessation of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the vested portion of the option will remain exercisable for six months; if such cessation is due to termination of service for cause, the shares covered by the option (including both the vested and the unvested portion of the option) will immediately revert to the 2022 Plan on the date of such termination. In all other cases, in the absence of a specified time in an award agreement, the vested portion of the option will remain exercisable for three months following the cessation of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the 2022 Plan, the administrator determines the terms of options. Until the ordinary shares are issued (as evidenced by the appropriate entry in our Register of Members or on our books or of our duly authorized transfer agent), the participant will not have any right to vote or receive dividends or have any other rights as a shareholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the 2022 Plan, as summarized further above. The exercise of any option under the 2022 Plan shall be subject to NWTN having a sufficient number of authorized shares available to cover such exercise, including that our shareholders shall have approved, in accordance with applicable laws.

Stock Appreciation Rights

Stock appreciation rights may be granted under the 2022 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class B ordinary shares between the exercise date and the date of grant. The term of a stock appreciation right may not exceed ten years. After the cessation of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the vested stock appreciation rights will remain exercisable for six months following the cessation of service. In all other cases, in the absence of a specified time in an award agreement, the vested stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2022 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with Class B ordinary shares, or a combination of both. Except with respect to substitute awards granted in connection with certain corporate transactions, the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. Until shares are issued under a stock appreciation right, the participant will not have any right to vote or receive dividends or have any other rights as a shareholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the 2022 Plan, as summarized further above.

Restricted Stock

Restricted stock may be granted under the 2022 Plan. Restricted stock awards are grants of Class B ordinary shares that may have vesting requirements under any such terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the 2022 Plan, will determine the terms and conditions of such awards, although the consideration paid by the recipient for the restricted stock will be at least the par value of the shares. The administrator may impose whatever restrictions on transferability, forfeiture provisions or other restrictions or vesting conditions (if any) it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator may determine that an award of restricted stock will be fully vested and will not be subject to any period of restriction or other vesting or restriction requirement or provision, and/or that consideration for such award is paid for by past services rendered as a service provider. Recipients of restricted stock awards generally will have voting rights and rights to dividends and other distributions with respect to such shares upon grant, unless the administrator provides otherwise. If such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the share of restricted stock with respect to which they were paid. Shares of restricted stock that do not vest are subject to the right of repurchase or forfeiture.

Restricted Stock Units

Restricted stock units may be granted under the 2022 Plan. Each restricted stock unit is a bookkeeping entry representing an amount equal to the fair market value of one Class B ordinary share. Subject to the provisions of the 2022 Plan, the administrator determines the terms and conditions of restricted stock units, including any vesting criteria and the form and timing of payment, although the consideration paid by the recipient for payment of the restricted stock units will be at least the par value of the shares to be paid to the individual. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Awards

Performance awards may be granted under the 2022 Plan. Performance awards are awards that may be earned in whole or in part on the attainment of performance goals or other vesting criteria that the administrator may determine, and that may be denominated in cash or shares. Each performance award will have an initial value that is determined by the administrator. Subject to the terms and conditions of the 2022 Plan, the administrator determines the terms and conditions of performance awards, including any vesting criteria and form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service) or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, shares, or a combination of both, as set forth in the award agreement. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Non-Employee Directors

All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under the 2022 Plan. The 2022 Plan provides that in any given fiscal year, no outside director may be granted any equity awards (including equity awards under the 2022 Plan) (the value of which will be based on their grant date fair value) and be provided any cash retainers for service as an outside director in amounts that, in the aggregate, exceed $750,000, provided that in the fiscal year of the individual’s initial service as a non-employee director, such amount is increased to $1,000,000. For the purposes of this maximum limit provision, the grant date fair values of awards granted under the 2022 Plan will be determined according to U.S. GAAP. Any awards or other compensation provided to an individual for his or her services as an employee or a consultant (other than an outside director), or prior to the effective date of our Registration Statement on Form 8-A, will not count toward this limit. This maximum limit provision does not reflect the intended size of any potential grants or a commitment to make grants to the outside directors under the 2022 Plan in the future.

Non-Transferability of Awards

Unless the administrator provides otherwise, the 2022 Plan generally will not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Dissolution or Liquidation

If there is a proposed liquidation or dissolution of NWTN, the administrator will notify participants at such time before the effective date of such event as the administrator determines and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.

Merger or Change in Control

The 2022 Plan provides that in the event of a merger of NWTN with or into another corporation or entity or a “change in control” (as defined in the 2022 Plan), each outstanding award will be treated as the administrator (as constituted prior to the merger or change in control) determines, without a participant’s consent. The administrator may provide that awards granted under the 2022 Plan will be assumed or substituted by substantially equivalent awards, be terminated immediately before the merger or change in control, become vested and exercisable or payable and be terminated in connection with the merger or change in control, be terminated in exchange for cash, other property or other consideration, or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, all portions of awards, or all awards of the same type, similarly.

If a successor corporation does not so assume or substitute a substantially equivalent award for any outstanding award (or a portion of such award), then such award (or its applicable portion) will fully vest, all restrictions on such award (or its applicable portion) will lapse, all performance goals or other vesting criteria applicable to such award (or its applicable portion) will be deemed achieved at 100% of target levels and such award (or its applicable portion) will become fully exercisable, if applicable, for a specified period before the transaction, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant authorized by the administrator. The award (or its applicable portion) will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

With respect to awards granted to an outside director while such individual was an outside director that, in the event of a change in control, are assumed or substituted for equity awards of the acquirer, if on the date of or following such assumption or substitution the participant’s status as a director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the participant (unless such resignation is at the request of the acquirer), then the participant will fully vest in and have the right to exercise outstanding options and/or stock appreciation rights as to all of the shares underlying such award, including those shares which otherwise would not be vested or exercisable, all restrictions on other outstanding awards will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable award agreement, a NWTN policy related to director compensation, or other written agreement authorized by the administrator.

Forfeiture and Clawback

Awards will be subject to any clawback policy adopted by us and in effect as of the date of grant or any clawback policy of which we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by applicable laws. The administrator also may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. The administrator may require a participant to forfeit or return to us or reimburse us for all or a portion of the award and any amounts paid under the award in order to comply with any clawback policy as described in the first sentence of this paragraph or with applicable laws.

Amendment or Termination

The 2022 Plan will continue in effect until terminated by the administrator. However, no incentive stock options may be granted after the tenyear anniversary of the earlier of the adoption of the 2022 Plan by our board or the approval of the 2022 Plan by our shareholders, and the evergreen feature of the 2022 Plan will terminate on the ten-year anniversary of the earlier of the adoption of the 2022 Plan by our board or the approval of the 2022 Plan by our shareholders. In addition, the administrator will have the authority to amend, suspend, or terminate the 2022 Plan or any part of the 2022 Plan, at any time and for any reason, but such action generally may not materially impair the rights of any participant without his or her written consent.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the material U.S. federal income tax consequences of participation in the 2022 Plan. The summary is based on existing U.S. laws and regulations as of the date of this annual report, and there can be no assurance that those laws and regulations will not change in the future (including retroactively). The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non U.S. jurisdiction in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Incentive Stock Options

A participant generally recognizes no taxable income for ordinary income tax purposes as a result of the grant or exercise of an option that qualifies as an incentive stock option under Section 422 of the Code, except for purposes of the alternative minimum tax with respect to option exercises. If a participant exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise of the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the date of exercise of the option, the participant will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price.

However, if the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise of the option (a “disqualifying disposition”), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the participant would not recognize a gain (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized with respect to the share disposition, there will be no ordinary income, and such loss will be a capital loss.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the date of exercise of the option is treated as an adjustment item in computing the participant’s alternative minimum taxable income in the year of exercise (unless the shares are disposed of in the same year as the option exercise). In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits.

Non-statutory Stock Options

A participant generally recognizes no taxable income for ordinary income tax purposes as a result of the grant of such an option. However, upon exercising the option, the participant generally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale or other disposition of the shares acquired by the exercise of a non-statutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Stock Appreciation Rights

In general, no taxable income for ordinary income tax purposes is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares received or any cash delivered to the participant. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards

A participant acquiring shares of restricted stock generally will recognize ordinary income at the time the restrictions (if any) constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant, pursuant to Section 83(b) of the Code, may elect to accelerate the ordinary income tax event to the date of acquisition of the shares by filing an election with the IRS generally no later than thirty days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Units and Performance Awards

There generally are no immediate tax consequences of receiving an award of restricted stock units or a performance award. A participant who is granted restricted stock units or performance awards generally will be required to recognize ordinary income in an amount equal to the fair market value of shares issued and the amount of any cash paid to such participant at the time of settlement of the award following vesting. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Section 409A; Section 457A

Section 409A of the Code (“Section 409A”) provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards with a deferral feature granted under the 2022 Plan to a participant subject to U.S. income tax will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income (including amounts payable under any aggregate arrangements), as well as interest on such deferred compensation. In addition, Section 457A of the Code generally provides that any compensation that is deferred under a nonqualified deferred compensation plan sponsored by certain entities that are considered to be a nonqualified entity is includible in gross income when there is no substantial risk of forfeiture of the rights to such compensation.

Medicare Surtax

In addition, a participant’s annual “net investment income,” as defined in Section 1411 of the Code, may be subject to a 3.8% U.S. federal surtax. Net investment income may include capital gain and/or loss arising from the disposition of our ordinary shares issued pursuant to awards under the 2022 Plan. Whether a participant’s net investment income will be subject to this surtax will depend on the participant’s level of annual income and other factors.

Tax Effect

We generally will be entitled to a tax deduction in connection with an award under the 2022 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a non-statutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to our chief executive officer and certain current and former “covered employees” as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m) of the Code, the annual compensation paid to any of these specified individuals will be deductible only to the extent that it does not exceed $1,000,000.

THE FOIEGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND NWTN WITH RESPECT TO AWARDS UNDER THE 2022 PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. JURISDICTION IN WHICH THE PARTICIPANT MAY RESIDE.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related party transactions.

The related party transactions for the years ended December 31, 2022, 2021 and 2020 are identified as follows:

(1)	Related parties with transactions and related party relationships

The table below sets forth the related parties and their relationships with the Company:

No.	Name of Related Parties	Relationship
1	ICONIQ (Tianjin) New Energy Technology Research Institute (“ICONIQ Institute”)	Controlled by the Company’s CEO, Mr. Nan Wu (100%)
2	Magic Minerals Limited (“Magic”)	Shareholder of the Company
3	My Car (Shenzhen) Technology Co., Ltd. (“My Car”)	A company which the Company’s CEO, Mr. Nan Wu holds 25.3% equity interest
4	Shenzhen Yinghehuicheng Investment Center (Limited Partnership) (“Shenzhen Yinghehuicheng”)	A company controlled by a shareholder of the Company, and also a non-controlling shareholder of Tianqi Group
5	Tianjin Tuoda Enterprise Management Service Co., Ltd. (“Tianjin Tuoda”)	A company controlled by a group of shareholders of the Company, and also a non-controlling shareholder of Tianqi Group
6	Mr. Nan Wu	Shareholder of the Company
7	Mr. Liwen Guo	Shareholder of the Company
8	Vision Path	Shareholder of the Company

The Company had the following significant related party transactions for the years ended December 31, 2022, 2021 and 2020:

	For the years ended December 31,
Nature	2022	2021	2020
Expense paid by the related parties on behalf of the Group
– My Car (i)	(2,620,495)	$(135,248)	$-
– Mr. Nan Wu (ii)	(425,318)	-	-
– ICONIQ Institute	(36,560)	(234,587)	-
– Tianjin Tuoda	-	(123,038)	(122,844)
Expenses paid by the Group on behalf of a related party
– Tianjin Tuoda (iv)	6,082,991	-	-
Loan proceeds from related parties
– Vision Path	(5,045,326)	-	-
– Mr. Nan Wu (ii)	(2,893,667)	-	-
– Magic	-	(6,151,351)	-
Payments to related parties
– Magic (iii)	6,394,219	-	-
– Tianjin Tuoda (iv)	7,238,074	-	-
– My Car (i)	5,807,258	-	-
Magic loan repaid by related parties on behalf of the Group
– Mr. Nan Wu	(3,337,792)	-	-
– My Car	(3,056,427)	-	-
Collection of loan to a related party
– Tianjin Tuoda (iv)	(5,762,653)	-	-
– ICONIQ Institute	(77,973)	-	-
Commission fee to a related party
– Tianjin Tuoda (iv)	(13,000,000)	-	-
Loan to a related party
– My Car (i)	1,489,853	-	-
The claim on My Car transferred to Mr. Nan Wu
– Mr. Nan Wu (i)	(1,489,853)
Interest expenses of loan from a related party
– Magic	(84,218)	(430,778)	-
Advance petty cash to a related party
– Tianjin Tuoda (iv)	-	-	131,148
– ICONIQ Institute	$-	$352,509	$-

(2)	Related party balances

The Company had the following related party balances with the related parties mentioned above:

	As of December 31,
	2022	2021
Amounts due from related parties:
– Tianjin Tuoda (iv)	-	6,084,940
– ICONIQ Institute	-	120,938
Total	$-	$6,205,878
Amounts due to related parties, current:
– Mr. Nan Wu (ii)	$4,711,069	$-
– Shenzhen Yinghehuicheng	681,436	737,533
– Tianjin Tuoda (iv)	3,792	-
– Magic (iii)	-	6,662,900
– My Car (i)	-	141,477
Amounts due to related parties, non-current:
– Vision Path (v)	4,922,287	-
Total	$10,318,584	$7,541,910

(i)	In 2022, My Car paid expenses on behalf of the Company of $2.4 million, the Company paid petty cash to My Car of $2.5 million, as a result, the balance of amounts due from My Car as of December 31, 2022 was nil.

(ii)	In 2022, Mr. Nan Wu paid expenses on behalf of the Company of $1.8 million, net off the expenses the Company paid for Mr. Nan Wu. Mr. Nan Wu also provided interest-free loans of $2.9 million to the Company for ordinary operations in 2022.

(iii)

In 2021, Magic provided short-term loans totalled $6.6 million to the Company, at an interest rate of 12% per annum. In 2022, My Car and Mr. Nan Wu repaid loan and interest on behalf of the Company to Magic in full.

(iv)

In 2018 and 2019, the Company provided several short-term interest-free loans totalled $5.7 million to Tianjin Tuoda to support Tianjin Tuoda’s normal operations. During 2020, the Company provided petty cash of $131,148 to Tianjin Tuoda, offset by expenses paid by Tianjin Tuoda of $122,844 on behalf of the Company. In 2021 and May 2022, Tianjin Tuoda repaid the outstanding loan in full.

In April 2022, Tianjin Tuoda and the Company entered into a financing service agreement that Tianjin Tuoda would provide financing service for a 6.5% commission fee. In 2022, a PIPE amounted to US$200 million wired into the Company as permanent equity, which was associated with Tianjin Tuoda’s financing service. As a result, the commission fee payable to Tianjin Tuoda was $13 million, which was recognized as additional paid-in capital in the consolidated financial statements.

The Company also paid expenses on behalf of Tianjin Tuoda with a total amount of $13.3 million. The Company recognized the balance arising from transaction with Tianjin Tuoda on a net basis resulting in amounts due to Tianjin Tuoda of $3,972 as of December 31, 2022.

(v)	In August 2022, Vision Path, the Company and Hainan Union Management Co., Ltd (“Hainan Union”) entered into a share transaction agreement. Under the agreement, Vision Path would sell its shares of the Company to the third party with an amount of US$5.0 million and provided the amount to the Company as an interest-free loan for two years to support the Company’s normal operations. The Company provided a guarantee with joint liability of Vision Path’s contingent repayment, see Note 18 for details.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

The financial statements required by this item may be found at the end of this annual report on 20-F, beginning on page F-1.

Legal and Administrative Proceedings

See “Item 4.B. Business Overview – Legal and Administrative Proceedings” for a description of our currently involved legal proceedings.

Dividend Policy

We have never declared or paid any cash dividend on our ordinary shares. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

B.	Significant Changes.

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

A.	Offer and listing details.

Our Class B ordinary shares and warrants commenced trading on The Nasdaq Capital Market on November 14, 2022 under the ticker symbols “NWTN” and “NWTNW,” respectively.

B.	Plan of distribution.

Not applicable.

C.	Markets.

Our Class B ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols “NWTN” and “NWTNW,” respectively.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10. Additional Information

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

We incorporate by reference the description of our memorandum and articles of association, as amended and currently in effect in the Cayman Islands, set forth in our registration statement on Form F-4, as amended, declared effective on November 20, 2022 (File No. 333-266322).

C.	Material contracts.

PIPE Subscription Agreements

In connection with the execution of the Business Combination Agreement, on April 21, June 15, August 12 and September 23, 2022 respectively, East Stone and NWTN entered into subscription agreements (together the “PIPE Subscription Agreements”) with four investors (namely April PIPE Investor, June PIPE Investor, August PIPE Investor, and September PIPE Investor, respectively, and June PIPE Investor and September PIPE Investor together, the “PIPE Investors”). On September 25, 2022, East Stone, Pubco and the April PIPE Investor mutually terminated their PIPE Subscription Agreement due to timing considerations for regulatory approvals needed by the April PIPE Investor to satisfy its closing obligations. On September 25, 2022, East Stone, Pubco and the August PIPE Investor mutually terminated their PIPE Subscription Agreement due to the August PIPE Investor considering alternative forms of investment into Pubco. Pubco and the August PIPE Investor are continuing to discuss potential alternative forms of partnership. Pursuant to the remaining PIPE Subscription Agreements with the PIPE Investors, among other things, NWTN has agreed to issue and sell to the PIPE Investors, and the PIPE Investors have agreed to subscribe for and purchase in a private placement, certain ordinary shares of NWTN at a purchase price of the lower of (i) $10.26 or (ii) the per share redemption price for East Stone public shareholders in connection with the Business Combination, for an aggregate purchase price of $400,000,000 (the “PIPE Investment”). The PIPE Subscription Agreements contain customary representations and warranties of each of East Stone, Pubco and the PIPE Investors, and customary conditions to closing, including the consummation of the business combination between East Stone and ICONIQ.

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, NWTN, the Purchaser Representative, ICONIQ and East Stone entered into lock-up agreements with certain Sellers and existing securityholders of East Stone (“Founders”). These lock-up agreements provide for a lock-up period commencing on the Closing Date and ending: (a) with respect to shares held by the controlling shareholder of ICONIQ, on the (x) 12-month anniversary of the Closing Date with respect to 50% of such shares, (y) 18-month anniversary of the Closing Date with respect to 25% of such shares, and (z) 24-month anniversary of the Closing Date with respect to 25% of such shares, and (b) with respect to the Founder Shares held by certain Founders and certain other Sellers, (x) 6-month anniversary of the Closing Date with respect to 30% of such shares, and (y) 1-year anniversary of the Closing Date with respect to 70% of such shares.

Seller Registration Rights Agreement

At the Closing of the Business Combination, NWTN and the Sellers entered into the Seller Registration Rights Agreement, pursuant to which the Sellers have registration rights that obligate NWTN to register for resale under the Securities Act all or any portion of their Class A ordinary shares or Class B ordinary shares received as consideration in connection with the Business Combination (together with any capital shares or other securities issued as a dividend or distribution with respect thereto or in exchange therefor, the “Registrable Securities”), except that Registrable Securities that are subject to transfer restrictions in the Lock-Up Agreements may not be requested to be registered or registered until the end of the Lock-Up Period. Sellers holding a majority-in-interest of the Registrable Securities (based on the number of shares and not voting rights) are entitled under the Registration Rights Agreement to make a written demand for registration under the Securities Act of all or part of their Registrable Securities, and other Sellers holding Registrable Securities are entitled to join in such demand registration. Subject to certain exceptions, if any time after the Closing Date, NWTN proposes to file a registration statement under the Securities Act with respect to its securities, under the Seller Registration Rights Agreement, NWTN shall give notice to the Sellers holding Registrable Securities as to the proposed filing and offer them an opportunity to register the sale of such number of Registrable Securities as requested by them in writing, subject to customary cut-backs. In addition, subject to certain exceptions, Sellers holding Registrable Securities are entitled under the Seller Registration Rights Agreement to request in writing that NWTN register the resale of any or all of such Registrable Securities on Form S-3 or F-3 and any similar short-form registration that may be available at such time. Under the Seller Registration Rights Agreement, NWTN will indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the holders of Registrable Securities, including Registrable Securities in any registration statement or prospectus, agree to indemnify NWTN and certain persons or entities related to NWTN, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents.

Founders Registration Rights Agreement Amendment

At Closing of the Business Combination, East Stone, NWTN, the initial shareholders of East Stone and the other parties thereto entered into the Founder Registration Rights Agreement Amendment, pursuant to which the Founder Registration Rights Agreement was amended to, among other things, add NWTN as a party and to reflect the issuance of NWTN ordinary shares and warrants pursuant to the Business Combination Agreement, and to reconcile with the provisions of the Sellers Registration Rights Agreement, including making the registration rights of the Sellers and the initial shareholders of East Stone pari passu with respect to any underwriting cut-backs.

Al Ataa Agreements

In September 2022, NWTN and one of the PIPE Investors, Al Ataa Investment LLC (“Al Ataa”), entered into a PIPE Subscription Agreement for $200 million into NWTN. Following the execution of PIPE Subscription Agreement, in September 2022, seven shareholders of ICONIQ (“Pledgors”) and Al Ataa entered into a Cash Pledge Agreement, pursuant to which, The Pledgors have agreed to cover Al Ataa’s PIPE investment in NWTN by reimbursing Al Ataa for the difference between the sales price of Al Atta’s holding of NWTN stocks in open market and the $10.26 book value of Al Atta’s holding shares, if the sales price is lower than the $10.26 book value, for a period of 24 months. The Pledgors have also agreed to award Al Ataa’s PIPE investment in NWTN by guaranteeing Al Ataa with a minimum 15% annual return on its remaining holding of NWTN shares for a period of 24 months, to be paid on a semi-annual basis. In the event of an investment exit by Al Ataa, any accrued annual 15% return payments must be paid to Al Ataa calculated up to the exit date.

In addition, NWTN, First Abu Dhabi Bank PJSC, as escrow agent, and an affiliate entity of Al Ataa entered into an Escrow Agreement for $100 million as cash pledge for the disbursements stated in the Cash Pledge Agreement in a non-interest-bearing account.

Other than those set forth above and those described elsewhere in this annual report, we did not have any other material contracts.

D.	Exchange controls.

There are a number of regulations governing foreign currency exchange in Mainland China. According to the Notice of the State Administration of Foreign Exchange on Issues Relating to Foreign Exchange Control for Overseas Investment and Financing and Roundtripping by PRC Residents through Special Purpose Vehicles (“SAFE Circular 37”) in July 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle (SPV). According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released in February 2015 by SAFE, as amended in December 2019 (“SAFE Circular 13”), local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration.

Pursuant to the Administrative Measures for the Outbound Investment by Enterprises (the “Outbound Investment Measures”), investors making “outbound investments”, which means investment activities to obtain overseas ownership, right of control, business management right, and other related rights and interests by an enterprise located within the territory of Mainland China, shall go through formalities such as obtaining the relevant approval or filing of the outbound investment project, reporting the relevant information, and cooperating with the National Development and Reform Commission (“NDRC”) in the supervision and inspection over the outbound investment. With regard to outbound investment projects that are not sensitive project stipulated in the Outbound Investment Measures, only filing is required, and a notice of filing would be issued by the NDRC after completion of filing. According to the Administrative Measures on Overseas Investments, Ministry of Commerce (“MOFCOM”) and the local commerce authorities shall be responsible for implementing administration and supervision of overseas investments. Outbound investments not involving sensitive countries, regions or industries are only subject to filing requirement with the MOFCOM, and enterprises carrying out such outbound investments will obtain the Certificate of Overseas Investments of Enterprises issued by the local MOFCOM after completion of filing.

Based on the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors, or the SAFE Circular 21, the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

E.	Taxation.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of NWTN. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.

No stamp duty is payable in respect of the issue of NWTN ordinary shares or on an instrument of transfer in respect of such shares.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with NWTN Inc. (the “Company”):

1.	That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1	On or in respect of the shares, debentures or other obligations of the Company; or

2.2	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the date hereof.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are not subject to taxation in the British Virgin Islands.

Dubai

Our subsidiaries incorporated in Dubai are currently not subject to taxation in Dubai, as companies operating in the designated free zones of the UAE and not conducting business activities in the UAE mainland are exempt from corporate taxes or customs duty. See also “Item 3. Key Information — D. Risk Factors — Risks Relating to the Regions in Which We Operate — Uncertainties with respect to the UAE legal system and changes in laws and regulations in the UAE, including with respect to licenses, approvals and taxes, could adversely affect our business.”

Hong Kong

Our subsidiaries incorporated in Hong Kong are subjected to Hong Kong profits tax. With effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first HKD 2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. If no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to standard profits tax rate. Because the preferential tax treatment is not elected by the Company, the subsidiary registered in Hong Kong is subject to income tax at a rate of 16.5%.

Mainland China

Generally, our wholly-foreign owned entities and subsidiaries, which are considered Mainland China resident enterprises under tax law in Mainland China, are subject to enterprise income tax on their worldwide taxable income as determined under tax laws in Mainland China and accounting standards at a rate of 25%.

We recognized $9 and nil income tax benefit for the years ended December 31, 2022 and 2021.

We do not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Company may not be used to offset other subsidiaries’ earnings within the Company. Valuation allowance is considered on each individual subsidiary basis. Full valuation allowance had been provided as of December 31, 2022 and 2021, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Material United States Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations to U.S. Holders and Non-U.S. Holders (each as defined below) of the ownership and disposition of our Class B ordinary shares and warrants. This discussion applies only to Class B ordinary shares and warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposal of Class B ordinary shares and warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. NWTN has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	regulated investment companies and real estate investment trusts;

●	brokers, dealers or traders in securities;

●	traders in securities that elect to mark to market interested party transactions that require shareholder approval;

●	tax-exempt organizations or governmental organizations;

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding ordinary shares and/or warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to ordinary shares and/or warrants, as the case may be, being taken into account in an applicable financial statement;

●	persons that actually or constructively own 5% or more (by vote or value) of the ordinary shares;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

●	U.S. Holders having a functional currency other than the U.S. dollar;

●	persons who hold or received ordinary shares and/or warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

●	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Class B ordinary shares and/or warrants, as the case may be, that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or;

●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Class B ordinary shares and/or warrants, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF CLASS B ORDINARY SHARES AND WARRANTS WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF CLASS B ORDINARY SHARES AND WARRANTS.

U.S. Holders

Distributions on Class B Ordinary Shares

If NWTN makes distributions of cash or property on the Class B ordinary shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of NWTN’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. If NWTN does not provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

●	either (a) the shares are readily tradable on an established securities market in the United States, or (b) NWTN is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

●	NWTN is neither a PFIC (as discussed below“— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for NWTN’s in any taxable year in which the dividend is paid or the preceding taxable year;

●	the U.S. Holder satisfies certain holding period requirements; and

●	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

It is not expected that NWTN will be eligible for benefits of an applicable comprehensive income tax treaty with the United States. In addition, there also can be no assurance that Class B ordinary shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, NWTN will not constitute a “qualified foreign corporation” for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to Class B ordinary shares. Subject to certain exceptions, dividends on Class B ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by NWTN with respect to the Class B ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Sale, Exchange, Redemption or Other Taxable Disposition of Class B Ordinary Shares and Warrants

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Class B ordinary shares or warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such ordinary shares and/or warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Class B ordinary shares or warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Class B ordinary shares and/or warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a Class B ordinary share on the exercise of a warrant for cash. A U.S. Holder’s tax basis in Class B ordinary shares received upon exercise of the warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the warrant received therefore and the exercise price. The U.S. Holder’s holding period for a Class B ordinary share received upon exercise of the warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the warrant and will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the Class B ordinary shares received would equal the U.S. Holder’s basis in the warrants exercised therefore. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the Class B ordinary shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Class B ordinary shares would include the holding period of the warrants exercised therefor.

It is also possible that a cashless exercise of a warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “— Sale, Exchange, Redemption or Other Taxable Disposition of Class B Ordinary Shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered warrants equal to the number of ordinary shares having an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the Class B ordinary shares received would equal the sum of (i) U.S. Holder’s tax basis in the warrants deemed exercised and (ii) the exercise price of such warrants. A U.S. Holder’s holding period for the Class B ordinary shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of warrants.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of Class B ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed under “Description of Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a warrant would, however, be treated as receiving a constructive distribution from NWTN if, for example, the adjustment increases the holder’s proportionate interest in NWTN’s assets or earnings and profits (for instance, through an increase in the number of Class B ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the Class B ordinary shares which is taxable to the holders of such shares as described under “— Distributions on Class B Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from NWTN equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the Class B ordinary shares could be materially different from that described above, if NWTN is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income for such year is passive income; or

●	at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, NWTN will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which NWTN owns, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of the income, assets and operations of NWTN and its subsidiaries, there is a risk NWTN may be treated as a PFIC for the current taxable year. However, there can be no assurances in this regard, nor can there be any assurances that NWTN will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and NWTN can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether NWTN or any of its subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether NWTN or any of its subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of NWTN’s income and assets, and the market value of its and its subsidiaries’ shares and assets. Changes in the composition of NWTN’s or any of its subsidiaries’ income or composition of NWTN’s or any of its subsidiaries’ assets may cause it to be or become a PFIC for the current or subsequent taxable years. Under the PFIC rules, if NWTN were considered a PFIC at any time that a U.S. Holder owns ordinary shares or warrants, NWTN would continue to be treated as a PFIC with respect to such investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Class B ordinary shares or warrants at their fair market value on the last day of the last taxable year in which NWTN is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Class B ordinary shares or warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless NWTN subsequently becomes a PFIC.

For each taxable year that NWTN is treated as a PFIC with respect to a U.S. Holder’s Class B ordinary shares or warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its Class B ordinary shares (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Class B ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class B ordinary shares;

●	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which NWTN is a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Class B ordinary shares or warrants cannot be treated as capital gains, even though the U.S. Holder holds the Class B ordinary shares or warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which NWTN may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that NWTN does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of NWTN’s subsidiaries.

If NWTN is a PFIC, a U.S. Holder of Class B ordinary shares (but not warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its Class B ordinary shares only if NWTN provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. NWTN will endeavor to provide U.S. Holders with the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to the Class B ordinary shares in the event NWTN is treated as a PFIC for any taxable year. There can be no assurance, however, that NWTN will timely provide such information for the current year or subsequent years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election. In addition, U.S. Holders of warrants will not be able to make a QEF election with respect to their warrants.

In the event NWTN is a PFIC, a U.S. Holder that makes a QEF election with respect to its Class B ordinary shares would generally be required to include in income for each year that NWTN is treated as a PFIC the U.S. Holder’s pro rata share of NWTN’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Class B ordinary shares. Any net deficits or net capital losses of NWTN for a taxable year would not be passed through and included on the tax return of the U.S. Holder, however. A U.S. Holder’s basis in the Class B ordinary shares would be increased by the amount of income inclusions under the qualified electing fund rules. Dividends actually paid on the Class B ordinary shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the Class B ordinary shares by a corresponding amount.

If NWTN owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to NWTN providing the relevant tax information for each Lower-Tier PFIC on an annual basis.

If a U.S. Holder does not make a QEF election (or a mark-to-market election, as discussed below) effective from the first taxable year of a U.S. Holder’s holding period for the ordinary shares in which NWTN is a PFIC, then the Class B ordinary shares will generally continue to be treated as an interest in a PFIC, and the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess Distribution Rules to its Class B ordinary shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the Class B ordinary shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Rules described above. A U.S. Holder that is eligible to make a QEF election with respect to its Class B ordinary shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective.

U.S. Holders should consult their own tax advisors as to the availability and desirability of a QEF election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its Class B ordinary shares to elect out of the Excess Distribution Rules discussed above if NWTN is treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its Class B ordinary shares, such U.S. Holder will include in income for each year that NWTN is treated as a PFIC with respect to such Class B ordinary shares an amount equal to the excess, if any, of the fair market value of the Class B ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Class B ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Class B ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Class B ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class B ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Class B ordinary shares, as well as to any loss realized on the actual sale or disposition of the Class B ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in the Class B ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions NWTN makes would generally be subject to the rules discussed above under “— Distributions on Class B Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of warrants will not be able to make a mark-to-market election with respect to their warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Class B ordinary shares, which are listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Class B ordinary shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for NWTN.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Class B ordinary shares in which NWTN is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the Class B ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its Class B ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if NWTN is a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Non-U.S. Holders

This section applies to Non-U.S. Holders of Class B ordinary shares and warrants. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Class B ordinary shares or warrants that is not a U.S. Holder, including:

●	a nonresident alien individual, other than certain former citizens and residents of the United States;

●	a foreign corporation; or

●	a foreign estate or trust.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Class B Ordinary Shares and Warrants to Non-U.S. Holders

Any (i) distributions of cash or property paid to a Non-U.S. Holders in respect of Class B ordinary shares or (ii) gain realized upon the sale or other taxable disposition of ordinary shares and/or warrants generally will not be subject to U.S. federal income taxation unless:

●	the gain or distribution is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or

●	in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “— U.S. Holders-Exercise or Lapse of a warrant,” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of the Class B ordinary shares and warrants.

Non-U.S. Holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions received by U.S. Holders of Class B ordinary shares, and the proceeds received on sale or other taxable disposition of Class B ordinary shares or warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any distributions with respect to Class B ordinary shares and proceeds from the sale, exchange, redemption or other disposition of Class B ordinary shares or warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s Class B ordinary shares or warrants, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Distributions paid with respect to Class B ordinary shares and proceeds from the sale of other disposition of Class B ordinary shares or warrants received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

F.	Dividends and paying agents.

Not applicable.

G.	Statement by experts.

Not applicable.

H.	Documents on display.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at www.nwtnmotors.com. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

I.	Subsidiary information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We report financial results in U.S. dollars, and a material portion of its sales and operating costs are realized in currencies other than the U.S. dollar. As such, we are exposed to currency risk due to cash, trade and other receivables, borrowings and trade and other payables denominated in foreign currency, being primarily the U.S. dollar. If the value of any currencies in which sales are realized, particularly Renminbi, depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for reporting purposes. In addition, any depreciation in foreign currencies could result in higher local prices, which may negatively impact local demand and have a material adverse effect on our business, results of operations or financial condition. Alternatively, if the value of any of the currencies in which operating costs are realized appreciates relative to the U.S. dollar, our operating costs will increase when translated to U.S. dollars for reporting purposes.

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Public and Private Warrants

As of April 30, 2023, there were 12,874,392 outstanding warrants of the Company. Each warrant (other than the Representative’s Warrants, as defined and described below) represents the right to purchase one-half (1/2) of one Class B ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, until November 14, 2027. No public warrants are exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of such warrants and a current prospectus relating to such ordinary shares. Pursuant to the Amendment to Warrant Agreement that we entered into in connection with the consummation of the Business Combination, a copy of which is filed as Exhibit 10.1 to our Form 6-K filed with the SEC on November 21, 2022, and incorporated herein by reference, NWTN will bear all fees and expenses attendant to registering the securities, other than underwriting commissions, which will be paid for by the holders themselves. Notwithstanding the foregoing, if a registration statement covering the shares issuable upon exercise of such warrants is not effective within a specified period following the Closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period during which we have failed to maintain an effective registration statement, exercise warrants on a cashless basis in the same manner as if we had called the warrants for redemption and required all holders to exercise their warrants on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of our ordinary shares for the ten (10) trading days ending on the trading day prior to the date of exercise. The public warrants will become exercisable on the later of the Closing Date and 12 months from February 24, 2021 and will expire on the fifth (5th) anniversary of the Closing Date.

Our private warrants are identical to the public warrants, except that such private warrants are be exercisable for cash (even if a registration statement covering the ordinary shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and are not redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates. In addition, for as long as the private warrants are held by I-Bankers or their respective designees or affiliates, they may not be exercised after February 19, 2025.

The Representative’s Warrants (as defined below) are identical to our public warrants, except that each Representative Warrant is exercisable to purchase one full Class B ordinary share at $12.00 per share. Such warrants are not redeemable for as long as they are held by I-Bankers or their respective designees or affiliates, and they may not be exercised after February 24, 2025.

We may call the warrants for redemption (excluding the private warrants and the Representative’s Warrants), in whole and not in part, at a price of $0.01 per warrant,

●	at any time while the warrants are exercisable;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. In this case, the “fair market value” will mean the average reported last sale price of the ordinary shares traded in the form of Class B ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our Class B ordinary shares at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive stock issuances.

The exercise price and number of Class B ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% (or such other amount specified by the holder) of the ordinary shares outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up or down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

There are no limitations on the right of non-resident or foreign owners to hold warrants imposed by Cayman Islands law or by the Amended and Restated Memorandum and Articles of Association.

Representative’s Warrants

On February 24, 2020, East Stone issued an aggregate of 690,000 warrants of East Stone (“Representative’s Warrants”), exercisable at $12.00 per full share, to I-Bankers and EarlyBird, in connection with their services as underwriters for East Stone’s IPO. In connection with the Closing of the Business Combination, each outstanding Representative’s Warrant was converted into one warrant of NWTN that entitles the holder thereof to purchase one full Class B ordinary share of NWTN in lieu of one ordinary share of East Stone. The Representative’s Warrants may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the IPO registration statement of East Stone and the closing of East Stone’s initial business combination and terminating on the fifth anniversary of such effectiveness date. The underwriters have each agreed that neither it nor its designees will be permitted to exercise the warrants after the five-year anniversary of the effective date of the registration statement.

The Representative’s Warrants and such shares purchased pursuant to the Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 360 days immediately following the date of the effectiveness of the IPO registration statement of East Stone pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 360 days immediately following the effective date of the registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 360 days immediately following the effective date of the IPO registration statement of East Stone except to any underwriter and selected dealer participating in the IPO and their bona fide officers or partners. The Representative’s Warrants grant to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the IPO registration statement of East Stone with respect to the registration under the Securities Act of the ordinary shares issuable upon exercise of the Representative’s Warrants. The exercise price and number of ordinary shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a share dividend, or NWTN’s recapitalization, reorganization, merger or consolidation. However, the Representative’s Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information – B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

As of December 31, 2022 (the “Evaluation Date”), the Company carried out an evaluation, under the supervision of and with the participation of management, including the Company’s chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on the foregoing, the chief executive officer and chief financial officer concluded that as of the Evaluation Date the Company’s disclosure controls and procedures were ineffective due to the material weakness identified below.

(b)	Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purpose in accordance with U.S. generally accepted accounting principles.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on that evaluation, management concluded that these controls were ineffective at December 31, 2022 due to material weaknesses relating to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) a lack of an effective review by management for the year ended accounting close and reporting.

(c)	Attestation report of the registered public accounting firm.

Not applicable.

(d)	Changes in internal control over financial reporting.

Management continues to focus on internal control over financial reporting. Following the identification of the material weaknesses and control deficiencies, we have taken remedial measures, including (i) hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. We plan to continue implementing the following remedial initiatives including engaging more qualified accounting personnel and consultants with relevant U.S. GAAP and SEC reporting experience and qualification to strengthen the financial reporting and U.S. GAAP training and to set up a financial and system control framework.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

The Company’s Board of Directors has determined that Changqing (Benjamin) Ye qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq standards. The Company’s Board of Directors has also determined that Changqing (Benjamin) Ye and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq standards.

Item 16B. Code of Ethics

We will adopt a Code of Ethics that applies to all of our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

Item 16C. Principal Accountant Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Marcum Asia CPAs LLP, our independent registered public accounting firm, for the periods indicated.

	December 31, 2022	December 31, 2021
Audit fees(1)	$360,000	$300,000
Total	$360,000	$300,000

Item 16D. Exemptions form the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Our Class B ordinary shares and warrants are listed on the Nasdaq Capital Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The following summarizes some significant ways in which our corporate governance practices may differ from those followed by domestic companies under the listing standards of the Nasdaq.

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we may elect to be exempt from the requirements as follows:

(a)	Nasdaq Marketplace Rule 5620 which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end; and

(b)	Nasdaq Marketplace Rule 5635 which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings.

We will make appropriate disclosures of any noncompliant practice in our filings with the SEC or our website as required by Nasdaq.

We currently intend to comply with all other Nasdaq corporate governance practices and will not rely on the home country rule exemption. Except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of NWTN Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to our Form 6-K filed on March 17, 2023).
2.1	Warrant Agreement, dated as of February 19, 2020, by and between East Stone and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of East Stone’s Form 8-K filed with the SEC on February 25, 2020).
2.2	Amendment to Warrant Agreement, dated as of November 11, 2022 (incorporated by reference to Exhibit 10.1 of NWTN’s Form 6-K filed with the SEC on November 21, 2022).
2.3	Specimen Warrant Certificate of NWTN (incorporated by reference to Exhibit 4.5 of NWTN’s Form F-4).
2.4*	Description of Securities.
4.1+	Business Combination Agreement, dated as of April 15, 2022 (incorporated by reference to Exhibit 2.1 of NWTN’s Registration Statement on Form F-4 (File No. 333-266322), initially filed with the SEC on July 26, 2022 (“Form F-4”).
4.2	Amendment to Business Combination Agreement, dated as of September 28, 2022 (incorporated by reference to Exhibit 2.1 of NWTN’s Form F-4).
4.3	Subscription Agreement dated June 15, 2022 between East Stone, NWTN and Zhejiang Jinhua Jinyi New-district Development Group Co., Ltd (incorporated by reference to Exhibit 10.19 of NWTN’s Form F-4).
4.4	Subscription Agreement dated September 23, 2022 between East Stone, NWTN and Al Ataa Investment LLC (incorporated by reference to Exhibit 10.22 of NWTN’s Form F-4).
4.5	Form of NWTN’s 2022 Equity Incentive Plan (incorporated by reference to Annex G of NWTN’s Form F-4).
4.6	Form of Seller Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of NWTN’s Form 6-K filed with the SEC on November 21, 2022).
4.7	Founders Registration Rights Agreement Amendment (incorporated by reference to Exhibit 10.3 of NWTN’s Form 6-K filed with the SEC on November 21, 2022).
4.8	Form of Non-Competition Agreement (incorporated by reference to Exhibit 10.4 of NWTN’s Form 6-K filed with the SEC on November 21, 2022).
4.9	Investment Agreement dated August 15, 2022 between ICONIQ Holding Limited and Jinhua Jinyi New Area Investment Services Co., Ltd. (incorporated by reference to Exhibit 10.17 of NWTN’s Form F-4/A filed with the SEC on August 29, 2022).
4.10	Form of Warehouse and Plot Lease between Abu Dhabi Ports Company PJSC and NWTN Technologies Industries — Sole Proprietorship L.L.C. (incorporated by reference to Exhibit 10.18 of NWTN’s Form F-4).
4.11	PIPE Subscription Agreement dated June 15, 2022 between East Stone, NWTN and Zhejiang Jinhua Jingyi New-district Development Group Co., Ltd. (incorporated by reference to Exhibit 10.19 of NWTN’s Form F-4).
4.12	Termination Agreement to April 2022 PIPE Subscription Agreement, dated on September 25, 2022, by and among East Stone, NWTN and April PIPE Investor (incorporated by reference to Exhibit 10.20 of NWTN’s Form F-4).
4.13	Termination Agreement to August 2022 PIPE Subscription Agreement, dated on September 25, 2022, by and among East Stone, NWTN and August PIPE Investor (incorporated by reference to Exhibit 10.20 of NWTN’s Form F-4).
4.14	Termination Agreement to August 2022 PIPE Subscription Agreement, dated on September 25, 2022, by and among East Stone, NWTN and August PIPE Investor (incorporated by reference to Exhibit 10.21 of NWTN’s Form F-4).
4.15	PIPE Subscription Agreement dated September 23, 2022 between East Stone, NWTN and Al Ataa Investment LLC (incorporated by reference to Exhibit 10.22 of NWTN’s Form F-4).
4.16	NWTN Inc. 2022 Equity Incentive Plan (incorporated by reference to Annex G of NWTN’s Form F-4).

Exhibit Number	Description
4.17*	Limited Term Employment Contract, dated March 1, 2022, by and between ICONIQ Green Technology FZCO and Alan Nan WU
4.18*	Limited Term Employment Contract, dated March 1, 2022, by and between ICONIQ Green Technology FZCO and Peter Jianfeng CHEN
4.19*	Limited Term Employment Contract, dated March 1, 2022, by and between ICONIQ Green Technology FZCO and Howard Shixuan YU
8.1	List of subsidiaries of NWTN (incorporated by reference to Exhibit 21.1 of NWTN’s Form F-4).
12.1*	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

+	The exhibits and schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K and certain personally identifiable information in this exhibit have also been omitted pursuant to Item 601(a)(6) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NWTN Inc.

By:	/s/ Alan Nan Wu
Alan Nan Wu
Chief Executive Officer, Executive Director and Chairman

Date: May 25, 2023

NWTN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 5395)

To the Shareholders and Board of Directors of NWTN Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NWTN Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for lease in year ended December 31, 2022 due to the adoption of Accounting Standards Codification Topic 842, Leases, as amended, effective January 1, 2022, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2020.

New York, NY

May 25, 2023

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

NWTN INC
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	December 31,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$211,863,630	$21,301
Restricted cash	146,043	39,196
Advance to suppliers, net	1,440,000	-
Inventories	2,106,957	-
Deferred offering costs	-	284,660
Prepaid expenses and other current assets	24,722,060	7,315,190
Amounts due from related parties	-	6,205,878
Total current assets	240,278,690	13,866,225

Non-current assets:
Property and equipment, net	1,705,339	33,476
Intangible assets, net	6,569	-
Operating lease right-of-use asset, net	5,328,786	-
PIPE escrow account	100,000,005	-
Long-term investments	2,887,272	-
Total non-current assets	109,927,971	33,476

TOTAL ASSETS	$350,206,661	$13,899,701

Liabilities
Current liabilities:
Accounts payable	4,955,086	8,106,757
Loans from a third party	16,818,419	25,391,607
Warrant liabilities	500,662	-
Amounts due to related parties	5,799,452	7,541,910
Accrued expenses and other current liabilities	33,507,781	28,347,242
Lease liabilities, current	1,549,725	-
Total current liabilities	63,131,125	69,387,516

Non-current liabilities:
Amounts due to a related party, non-current	4,922,287	-
Lease liabilities, non current	3,920,806	-
Total non-current liabilities	8,843,093	-

TOTAL LIABILITIES	71,974,218	69,387,516

Shareholders’ equity
Class A Ordinary shares* (par value of US$0.0001 per share; 100,000,000 and 100,000,000 Class A Ordinary Shares authorized, as of December 31, 2022 and 2021, respectively; 32,715,010 and 32,715,010 Class A Ordinary Shares issued and outstanding as of December 31, 2022 and 2021, respectively)	3,272	3,272
Class B Ordinary Shares* (par value of US$0.0001 per share; 400,000,000 and 400,000,000 Class B Ordinary Shares authorized, as of December 31, 2022 and 2021, respectively; 253,470,511 and 207,314,707 Class B Ordinary Shares issued and outstanding as of December 31, 2022 and 2021, respectively)	25,346	20,731
Subscription receivables	(575,587)	(2,717)
Additional paid-in capital	576,270,758	208,989,097
Accumulated deficit	(292,234,660)	(251,515,328)
Accumulated other comprehensive loss	(2,684,640)	(10,035,875)
NWTN Shareholders’ equity/(deficit)	280,804,489	(52,540,820)
Non-controlling interests	(2,572,046)	(2,946,995)
Total Shareholders’ equity/(deficit)	278,232,443	(55,487,815)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)	$350,206,661	$13,899,701

*	Shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

NWTN INC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2021	2020
Net revenue	$-	$-	$-
Cost of revenues	-	-	-
Gross profit	-	-	-
Operating expenses:
General and administrative expenses	(23,056,792)	(10,041,684)	(9,041,982)
Selling expenses	(1,557,360)	-	-
Research and development expenses	(15,831,686)	(724,700)	(1,860,923)
Total operating expenses	(40,445,838)	(10,766,384)	(10,902,905)
Loss from operations	(40,445,838)	(10,766,384)	(10,902,905)
Other loss:
Other expenses, net	(164,195)	(318,392)	(413,217)
Interest expenses, net	(36,767)	(1,980,044)	(1,333,629)
Financial expenses	(353,173)	-	-
Changes in fair value of warrant liabilities	(238,137)	-	-
Investment loss	(12,767)	-	-
Total other loss	(805,039)	(2,298,436)	(1,746,846)

Loss before income tax provision	(41,250,877)	(13,064,820)	(12,649,751)
Income tax provision	(9)	-	-
Net loss	$(41,250,886)	$(13,064,820)	$(12,649,751)
Less: Net loss contributed to noncontrolling interests from continuing operations	(531,554)	(675,869)	(737,560)
Net loss attributable to shareholders	(40,719,332)	(12,388,951)	(11,912,191)
Other comprehensive loss
Foreign currency translation gain/(loss)	7,536,284	(5,076,180)	(12,947,493)
Total comprehensive loss	$(33,714,602)	$(18,141,000)	$(25,597,244)
Loss per ordinary share attributable to shareholders
Basic and Diluted	(0.17)	(0.05)	(0.05)
Weighted average number of ordinary shares outstanding
Basic and Diluted	245,883,447	240,029,717	240,029,717

The accompanying notes are an integral part of these consolidated financial statements.

NWTN INC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Subscription	Additional paid-in	Accumulated	Accumulated other comprehensive	Total Company’s	Non-controlling	Total shareholders’
	Share	Amount	Share	Amount	receivables	capital	deficit	income	(deficit)/equity	interests	(deficit)/equity
		USD		USD	USD	USD	USD	USD	USD	USD	USD
Balance as of December 31, 2019	32,715,010	$3,272	207,314,707	$20,731	$(33,516)	$48,995,465	$(227,214,186)	$6,889,950	$(171,338,284)	$(11,092,138)	$(182,430,422)
Net loss	-	-	-	-	-	-	(11,912,191)	-	(11,912,191)	(737,560)	(12,649,751)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(12,162,094)	(12,162,094)	(785,399)	(12,947,493)
Balance as of December 31, 2020	32,715,010	$3,272	207,314,707	$20,731	$(33,516)	$48,995,465	$(239,126,377)	$(5,272,144)	$(195,412,569)	$(12,615,097)	$(208,027,666)
The acquisition of non-controlling interests	-	-	-	-	-	(2,854,124)	-	-	(2,854,124)	2,832,155	(21,969)
Issuance of ordinary shares	-	-	-	-	30,799	-	-	-	30,799	-	30,799
Conversion of convertible debt	-	-	-	-	-	162,847,756	-	-	162,847,756	7,824,265	170,672,021
Net loss	-	-	-	-	-	-	(12,388,951)	-	(12,388,951)	(675,869)	(13,064,820)
Foreign currency translation	-	-	-	-	-	-	-	(4,763,731)	(4,763,731)	(312,449)	(5,076,180)
Balance as of December 31, 2021	32,715,010	$3,272	207,314,707	$20,731	$(2,717)	$208,989,097	$(251,515,328)	$(10,035,875)	$(52,540,820)	$(2,946,995)	$(55,487,815)
Net loss	-	-	-	-	-	-	(40,719,332)	-	(40,719,332)	(531,554)	(41,250,886)
Foreign currency translation	-	-	-	-	-	-	-	7,351,235	7,351,235	185,049	7,536,284
Shareholder contribution	-	-	-	-	2,717	-	-	-	2,717	-	2,717
Reverse recapitalization	-	-	6,532,646	653	-	(8,356,772)	-	-	(8,356,119)	-	(8,356,119)
Equity financing through PIPE	-	-	38,986,354	3,898	-	399,996,102	-	-	400,000,000	-	400,000,000
Offering costs	-	-	-	-	-	(34,156,448)	-	-	(34,156,448)	-	(34,156,448)
Execution of warrants to ordinary shares	-	-	636,804	64	(575,587)	7,323,183	-	-	6,747,660	-	6,747,660
The acquisition of non-controlling interests	-	-	-	-	-	(721,454)	-	-	(721,454)	721,454	-
Share-based compensation	-	-	-	-	-	3,197,050	-	-	3,197,050	-	3,197,050
Balance as of December 31, 2022	32,715,010	$3,272	253,470,511	$25,346	$(575,587)	$576,270,758	$(292,234,660)	$(2,684,640)	$280,804,489	$(2,572,046)	$278,232,443

*	Shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

NWTN INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(41,250,886)	$(13,064,820)	$(12,649,751)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	44,682	16,153	61,178
Amortization of operating lease right-of-use asset	703,904	-	-
Changes in fair value of warrant liabilities	238,137	-	-
Investment loss	12,767
Loss on disposal of property and equipment	-	-	43,541
Provision for doubtful accounts	-	-	1,129,993
Gain on settlement of amounts due to a related party	-	(62,008)	-
Gain on settlement of loans from a third party	(658,092)	-	-
Gain on settlement of payables associate with litigations	(1,053,395)	-	-
Individual income tax expenses of settlement of employee lawsuits	1,498,421	-	-
Share-based compensation	3,197,050	-	-
Changes in assets and liabilities:
Advance to supplier	(1,475,995)	-	30,234
Deferred offering costs	-	(281,209)	-
Inventories, net	(1,670,193)	-	-
Prepaid expenses and other current assets	(11,412,275)	437,536	1,378,411
Amounts due from related parties, net	-	5,116	(8,304)
PIPE escrow account	(100,000,005)	-	-
Operating lease	(563,907)	-	-
Accounts payable	(2,456,329)	249,167	124,945
Accrued expenses and other current liabilities	(11,489,688)	6,022,652	9,226,781
Amounts due to related parties	(12,031,429)	570,540	-
Net cash used in operating activities	(178,367,233)	(6,106,873)	(662,972)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,207,225)	-	-
Proceeds on disposal of property and equipment	-	-	266,982
Purchases of intangible asset	(6,733)	-	-
Cash consideration for purchase of non-controlling interests	-	(21,703)	-
Loan to a related party	(1,489,853)	-	-
Collection of loan to related parties	5,840,626	-	-
Loan to a third party	(7,000,000)	-	-
Purchases of long-term investments	(2,972,210)	-	-
Net cash (used in)/provided by investing activities	(6,835,395)	(21,703)	266,982

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan proceeds from related parties, current	2,893,667	6,151,351	-
Loan proceeds from related parties, noncurrent	5,045,326
Repayments of loan from a related party	-	-	-
Proceeds from convertible debt	2,229,157	-	-
Repayments of convertible debt	(2,229,157)	-	-
Loan proceeds from third parties	272,413	-	217,259
Repayments of loan from a third party	(6,149,837)	-	-
Payments of offering cost	(16,231,089)	-	-
Proceeds from issuance of ordinary shares	2,717	30,799	-
Cash acquired on reverse recapitalization	8,794	-	-
Proceeds from PIPE	400,000,000	-	-
Proceeds from execution of warrants	6,747,660	-	-
Net cash provided by financing activities	392,589,651	6,182,150	217,259

Effect of exchange rate changes	4,562,153	609	1,876

Net increase in cash and cash equivalents	211,949,176	54,183	(176,855)
Cash and cash equivalents and restricted cash, at beginning of the period	60,497	6,314	183,169
Cash and cash equivalents and restricted cash, at end of the period	$212,009,673	$60,497	$6,314

SUPPLEMENTAL DISCLOSURE OF NON CASH FLOW INFORMATION:
Repayments of Magic loan by Mr. Nan Wu	$3,337,792	$-	$-
Repayments of Magic loan by My Car	3,056,427	-	-
Expenses paid by the Company on behalf of related parties	6,082,991	-	-
Expenses paid by related parties on behalf of the Company	3,223,553	-	-
The claim on My Car transferred to Mr. Nan Wu	1,489,853	-	-
Settlement of Puluo Debts (Note 17)	$-	$168,661,251	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$84,218	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

ICONIQ HOLDING LIMITED (“ICONIQ”) was incorporated under the laws of the Cayman Islands on March 11, 2021 as an exempted company with limited liability.

On April 15, 2022, ICONIQ entered into a business combination agreement, as amended on September 28, 2022 (the “Business Combination Agreement”), with (i) East Stone Acquisition Corporation, a British Virgin Islands business company (“East Stone” or the “Purchaser”), (ii) Navy Sail International Limited, a British Virgin Islands company, in the capacity as the representative of East Stone and the shareholders of East Stone immediately prior to Closing from and after the Closing (the “Purchaser Representative”), (iii) NWTN Inc. (“NWTN”, or the “Company”), an exempted company incorporated with limited liability in the Cayman Islands (the “Pubco”), (iv) Muse Merger Sub I Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Pubco (the “First Merger Sub”), and (v) Muse Merger Sub II Limited, a British Virgin Islands business company and a wholly-owned subsidiary of Pubco (the “Second Merger Sub”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) the First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly-owned subsidiary of Pubco and the outstanding shares of the Company being converted into the right to receive shares of Pubco; and (b) the Second Merger Sub will merge with and into East Stone (the “Second Merger”, and together with the First Merger, the “Mergers”), with East Stone surviving the Second Merger as a wholly-owned subsidiary of the Pubco and the outstanding securities of East Stone being converted into the right to receive substantially equivalent securities of the Pubco (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Transactions”).

The Company and its subsidiaries primarily engage in smart electric vehicles design and development through its direct or indirectly owned subsidiaries (collectively, the “Group”) in the People’s Republic of China (“PRC” or “China”).

Reverse recapitalization

On November 11, 2022 (the “Closing Date”), East stone and NWTN consummated the closing of the Transaction of East Stone and NWTN, following the approval at a Special Meeting of the shareholders on November 10, 2022. Following the consummation of the Transaction, ICONIQ as a wholly-owned subsidiary of NWTN and the outstanding shares of ICONIQ being converted into the right to receive shares of NWTN, the combined company will retain the NWTN name.

ICONIQ was determined to be the accounting acquirer given ICONIQ effectively controlled the combined entity after the transaction. The transaction is not a business combination because East Stone was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by ICONIQ for the net monetary assets of the Company, accompanied by a recapitalization. ICONIQ is determined as the accounting acquirer and the historical financial statements of ICONIQ became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the Class A ordinary shares of ICONIQ that were issued and outstanding immediately prior to the First Merger were cancelled and converted into an aggregate of 32,715,010 Pubco Class A ordinary shares (the “Pubco Class A Ordinary Shares”). All of the Class B ordinary shares of ICONIQ that were issued and outstanding immediately prior to the First Merger were cancelled and converted into an aggregate of 207,314,707 Pubco Class B ordinary shares (the “Pubco Class B Ordinary Shares”), which has been restated retrospectively to reflect the equity structure of the Company. Loss per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

The par value of ordinary shares remained $0.0001, the difference of $9,513 was adjusted retrospectively as in addition paid-in capital as of December 31, 2022. The consolidated statements of changes in shareholders’ deficit for the years ended December 31, 2021 and 2020 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted was adjusted retrospectively from 335,164,567 to 240,029,717 for the years ended December 31, 2021 and 2020.

The loss per share before and after the retrospective adjustments are as follows.

	For the years ended December 31,
	2021		2020
	Before adjustment	After adjustment	Before adjustment	After adjustment
Net loss per share attributable to ordinary shareholders of NWTN
- Basic and diluted	(0.04)	(0.05)	(0.04)	(0.05)
Weighted average shares used in calculating net loss per share
- Basic and diluted	335,164,567	240,029,717	335,164,567	240,029,717

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

History of the Group and Reorganization

The Company commenced its operation through Tianjin Tianqi Group Co., Ltd (“Tianqi Group”) since 2017.

In preparation for its IPO, the Group completed a reorganization (the “Reorganization”) on January 19, 2022, which involved the following steps:

●	Formation of ICONIQ, ICONIQ Motors Limited, ICONIQ Global Limited, ICONIQ (Tianjin) Investment Co. Ltd (“WFOE”), ICONIQ Green Technology FZCO (“FZCO”), ICONIQ (Tianjin) Motors Ltd.

●	WFOE obtained 94.66% of the equity interests of Tianqi Group by increasing in the registered capital of Tianqi Group (the “Capital Increase”).

The shareholders and their respective equity interests in the entities remain similar immediately before and after the capital injection in Tianqi Group. Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a combined basis for all periods to which such entities were under common control (“Reorganization”). Since all of the subsidiaries were under common control for the entirety of the years ended December 31, 2022, 2021 and 2020, the results of these subsidiaries are included in the financial statements for both periods, and the equity has been restated to reflect the change as well.

As of the issuance date of the financial statements, the details of the Company’s subsidiaries are as follows.

Name	Date of Incorporation	Place of incorporation	Percentage of ownership	Principal Activities
ICONIQ	March 11, 2021	the Cayman Islands	100%	Investment holding
FZCO	March 22, 2022	Dubai	100%	Business management, operations, commercialization
NWTN Technology USA INC.	October 20, 2022	USA	100%	Investment holding
NWTN Automobile Cars Trading Sole Proprietary LLC	February 23, 2023	Dubai	100%	Vehicle wholesale and retail
NWTN Technologies Industries Solo Proprietorship L.L.C.	November 22, 2022	Dubai	100%	Business management, operations, commercialization
ICONIQ Motors Limited	March 24, 2021	British Virgin Islands	100%	Investment holding
ICONIQ Global Limited	April 28, 2021	Hong Kong, PRC	100%	Investment holding
Suez Top Ventures Limited	November 25, 2021	Hong Kong, PRC	100%	Investment holding
ICONIQ (Tianjin) Investment Co. Ltd (“WFOE”)	July 15, 2021	PRC	100%	Investment holding
ICONIQ (Tianjin) Motors Co., Ltd.	August 11, 2021	PRC	100%	Investment holding
NWTN (Zhejiang) Motors Limited (“NWTN Zhejiang”)	June 14, 2022	PRC	100%	Business management, operations, commercialization
NWTN Smart Motors Shenzhen New Technology Limited	December 30, 2022	PRC	100%	Technology development
Tianqi Group	September 5, 2016	PRC	95.88%	Design and technology development
Jiangsu ICONIQ New Energy Automobile Manufacturing Co., Ltd. (“Jiangsu ICONIQ”)	April 18, 2018	PRC	95.88%	Manufacturing of vehicles
Shanghai Zunyu Automobile Sales Co., Ltd. (“Shanghai Zunyu”)	December 27, 2014	PRC	95.88%	Vehicle wholesale and retail
Shanghai ICONIQ New Energy Development Co., Ltd. (“Shanghai ICONIQ”)	April 25, 2014	PRC	95.88%	Technology development
Tianjin Tianqi New Energy Automobile Co., Ltd. (“Tianjin Tianqi”)	December 7, 2018	PRC	95.88%	Technology development
East Stone	August 9, 2018	BVI	100%	Investment holding

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The consolidated financial statements include the financial statements of the Group. The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) to reflect the financial position, results of operations and cash flows of the Group.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A non-controlling interest is recognized to reflect the portion of the subsidiaries’ equity which is not attributable, directly or indirectly, to the Group. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests respectively.

(b) Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, assessment for impairment of long-lived assets and intangible assets, provision for doubtful accounts, warrant liabilities as well as the realization of deferred income tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(d) Restricted cash

Restricted cash consists of litigation frozen deposits.

(e) Deferred offering costs

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to (i) the business combination among East Stone Acquisition Corporation, Navy Sail International Limited, NWTN Inc., Muse Merger Sub I Limited, Muse Merger Sub II Limited and the Company and (ii) the issuance of Class B ordinary shares to third parties. These costs, together with the underwriting discounts and commissions, were $34.2 million on the Closing and charged to additional paid-in capital in permanent equity.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f) Inventories

Inventories, consisting of smart electric vehicles purchased by the company, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. No inventory write-down was recorded for the years ended December 31, 2022.

(g) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	5 years
Vehicles	5 years
Production facilities	10 years
Battery and charging swap infrastructure	5 years
Furniture	5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

(h) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful lives
Software	2 years
Trademark	10 years

(i) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

(j) Long term investment

Equity investments accounted for using the equity method

The Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive loss after the date of investing.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date.

Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive loss if any.

(k) Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities.

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, amounts due from related parties, other receivables included in prepayments and other current assets, equity investment, accounts payable, loan from a third party, warrant liabilities, amounts due to related parties, other payables included in accrued expenses and other current liabilities. warrant liabilities and equity investments were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.

The Group’s non-financial assets, such as property and equipment as well as intangible assets, would be measured at fair value only if they were determined to be impaired.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table details the fair value measurements of liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of December 31 and November 11, 2022.

	Fair Value Measurement using
	Level 1	Level 2	Level 3	Total fair value
Warrant liabilities:
As of December 31, 2022	$-	$-	$500,662	$500,662
As of November 11, 2022	$-	$-	$262,525	$262,525

The fair value of the Private Warrants and the Representative Warrants is considered a Level 3 valuation and is determined using the Black-Scholes valuation model. As of December 31, 2022, the fair value of the Private Warrants and the Representative Warrants were $0.58 and $0.58 per share, with an exercise price of $11.50 and $12.00 per share, respectively. The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

	Private Warrants	Representative Warrants
Fair value as of December 31, 2021	-	-
Acquired from the Business Combination	62,346	200,179
Settlements	-	-
Change in fair value	38,944	199,193
Fair value as of December 31, 2022	101,290	399,372

The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

	Private and Representative Warrants outstanding as of November 11, 2022	Private and Representative Warrants outstanding as of December 31, 2022
Expected term (in years)	5.00	4.86
Volatility	14.94%	0.00%
Risk-free interest rate	4.12%	4.03%
Dividend yield	0.00%	0.00%

(l) Common stock warrants

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

Management evaluates all of its financial instruments, including issued warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. In accordance with ASC 825-10 “Financial Instruments”, offering costs attributable to the issuance of the warrant liabilities are recognized in the consolidate statement of operations as incurred.

The Group issued 350,000 Private Warrants, 690,000 Representative Warrants and 13,800,000 Public Warrants in connection with its Transaction. The Public Warrants met the criteria for equity classification and are recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination. The Private Warrants contain exercise and settlement features that may change with a change in the holder, which precludes the Private Warrants from being indexed to the Company’s own stock. For Representative Warrants, net cash settlement is assumed under ASC 815-40 as the Company is required to deliver registered shares to the purchasers of Representative Warrants. Therefore, both the Private Warrants and the Representative Warrants are recognized as derivative liabilities on the Consolidated Balance Sheet at fair value, with subsequent changes in fair value recognized in the Consolidated Statement of Operations and Comprehensive Loss at each reporting date until exercised.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m) Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(n) Litigation

The Group and its operations from time to time may be parties to or targets of lawsuits, claims, investigations, and proceedings including product liability, personal injury, patent and intellectual property, commercial, contract, environmental, health and safety, and environmental matters, which are handled and defended in the ordinary course of business. The Group accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Group accrues the minimum amount.

(o) Research and development expenses

Research and development expenses consist primarily of design and development expenses with new technology, payroll and related expenses for research and development professionals, materials and supplies and other R&D related expenses. Research and development expenses are expensed as incurred.

(p) General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost and depreciation related to general and administrative personnel, (ii) share-based compensation, (iii) professional service fees, (iv) properties rental fees, and (v) other corporate expenses.

(q) Selling and marketing expenses

Selling and marketing expenses mainly consist of marketing, promotional and advertising expenses. The advertising expenses were $0.9 million, nil and nil for the years ended December 31, 2022, 2021 and 2020, respectively.

(r) Share-based compensation

Share-based compensation expense arises from the contingent payment of issuing Class A ordinary shares as contemplated by the Business Combination Agreement. Share-based compensation expense is recognized using the straight-line method over the vested period. All the Group’s grants of share-based awards were classified as equity awards and are recognized in the financial statements based on their grant date fair values using quoted market price.

(s) Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to $0.9 million, $0.4 million and $0.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t) Leases

Prior to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance including ASU No. 2017-13, ASU No. 2018-10, ASU No. 2018-11, ASU No. 2018-20, and ASU No. 2019-01 (collectively, “Topic 842”), operating leases were not recognized on the consolidated balance sheets, instead, rental expenses with fixed payments were recognized on a straight-line basis over the lease term.

Effective January 1, 2022, the Group adopted Topic 842 using a modified retrospective transition approach for leases that exist at, or are entered into after January 1, 2022, and has not recast the comparative periods presented in the consolidated financial statements. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. Operating lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred and less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group uses incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined based on the rate of interest that the Group would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The lease term for all of the Group’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term.

The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Group recognizes lease expense for these leases on a straight-line basis over the lease terms.

(u) Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,537). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group accrued income tax payable of $9 for the year ended December 31, 2022. The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive loss for the years ended December 31, 2021 and 2020, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v) Foreign currency transactions and translations

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in China, Dubai and the United States use their respective currencies Renminbi (“RMB”), United Arab Emirates Dirham (“AED”), and US$ as their functional currencies.

The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in shareholders’ equity/(deficit). Gains and losses from foreign currency transactions are included in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of December 31,
Balance sheet items, except for equity accounts	2022	2021
US$ against RMB	6.8972	6.3726
US$ against AED	3.6722	Not applicable

	For the years ended December 31,
Items in the statements of operations and comprehensive loss, and statements of cash flows	2022	2021	2020
US$ against RMB	6.7290	6.4508	6.9042
US$ against AED	3.6709	Not applicable	Not applicable

No representation is made that the RMB and AED amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(w) Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic loss per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(x) Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting.

Geographic information

The majority of the Group’s long-lived assets other than financial instruments, including Property and equipment, net, Intangible assets, net, Operating lease right-of-use asset, net, PIPE escrow account and Long-term investments as of December 31, 2022 and 2021, were located in the Mainland China, the United States, the United Arab Emirates. The following table sets forth the disaggregation of the Groups long-lived assets by geographic area:

	As of December 31,
	2022	2021
The United States	$100,293,638	$-
The United Arab Emirates	5,483,788	-
Mainland China	4,150,545	33,476
Total	$109,927,971	$33,476

(y) Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard.

For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group will adopt ASU 2016-13 from January 1, 2023. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2022	2021
Smart electric vehicles	$2,106,957	$-

No inventory write-down was recorded for the years ended December 31, 2022, 2021 and 2020.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets, consisted of the following:

	As of December 31,
	2022	2021
Loan to third parties (i)	$7,000,000	$-
Receivable from a third party (ii)	3,800,000	-
Prepaid expenses (iii)	9,061,895	-
Advance to a third-party individual (iv)	2,000,000	-
Rent deposit	1,494,588	124,618
Deductible input VAT	1,185,903	6,881,223
Advance to staff	165,288	255,430
Others	14,386	53,919
Total	$24,722,060	$7,315,190

(i)

In 2022, the Group provided an interests-free loan of $1.0 million to a shareholder, who held 4.3% equity interests of NWTN, and an interests-free loan of $6.0 million to a third party, for their ordinary operations. These loans would be due in October through December 2023.

(ii)	In 2022, the Group engaged a third party for marketing services with a total consideration of $6.0 million. The Group wrongly prepaid $3.8 million of the consideration to another third party, which was collected by the Group in January 2023.

(iii)	Prepaid expenses primarily consisted of directors’ and officers’ insurance expenses to be amortized within a year and prepaid commission expenses for financing services as of December 31, 2022.

(iv)	In 2022, the Group engaged a shareholder, who held 0.4% equity interests of NWTN as of December 31, 2022 and is experienced in investing and financing for investment and financing consulting for the period from January 2023 to January 2024. In 2022, the Group paid an amount of $2 million to this individual as prepayment, which would be expensed as the services provided to the Group.

The Group recorded bad debt expense of nil, nil and $1,129,993 for the years ended December 31, 2022, 2021 and 2020, respectively. The Group wrote off bad debt provision of $144,986, nil and $1,129,993, respectively, for the years ended December 31, 2022, 2021 and 2020.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2022	2021
Vehicles	$515,068	$-
Electronic equipment	177,684	71,968
Production facilities	376,929	-
Battery and charging swap infrastructure	68,416	-
Furniture	45,524	-
Construction in process	601,603	-
Less: accumulated depreciation	(79,885)	(38,492)
Property and equipment, net	$1,705,339	$33,476

Depreciation expenses were $44,682, $13,508 and $39,573 for the years ended December 31, 2022, 2021 and 2020, respectively.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

6. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2022	2021
Software	$43,254	$46,814
Trademark	6,569	-
Less: accumulated amortization	(43,254)	(46,814)
Intangible asset, net	$6,569	$-

Amortization expenses were nil, $2,645 and $21,605 for the years ended December 31, 2022, 2021 and 2020, respectively.

7. PIPE ESCROW ACCOUNT

In September 2022, NWTN and Al Ataa Investment LLC (“PIPE Investor” or the “Pledgee”), a company incorporated in Abu Dhabi Global Market entered into a PIPE Subscription Agreement for PIPE Investor investing US$200 million into NWTN. Following the execution of PIPE Subscription Agreement, in September 2022, seven shareholders of ICONIQ (“Pledgor”), and PIPE Investor entered into a Cash Pledge Agreement. The agreement shall take effect and shall expire two years from the date the Pledgee transfers the US$200 million into the account. Pursuant to the Cash Pledge Agreement, the Pledgor agreed to pledge as following:

(a)	To cover Pledgee’s PIPE investment in NWTN by reimbursing the Pledgee the difference between the sales price of Pledgee’s NWTN stocks in open market and the $10.26 book value of Pledgee’s holding shares, if the sales price is lower than the $10.26 book value, for a period of 24 months.

(b)	To award Pledgee’s PIPE investment in NWTN by guaranteeing the Pledgee a minimum 15% annual return on its remaining holding of NWTN shares for a period of 24 months, to be paid on a semi-annual basis. In the event of an investment exit by the Pledgee, any accrued annual 15% return payments must be paid to the Pledgee calculated up to the exit date.

In addition, NWTN, FIRST ABU DHABI BANK PJSC (the “Escrow Agent”), and an affiliate entity of PIPE Investor entered into an Escrow Agreement. Pursuant to the Escrow Agreement, NWTN should open an account (the “Escrow Account”) and credit the sum of US$100 million (the “Escrow Amount”) into the Escrow Account as cash pledge for the disbursements stated in the agreements. Pledgor is the obligator of the following disbursements, if any.

Key terms of Escrow Agreement were as follows:

(a)	Escrow Account is a non-interest-bearing account.

(b)	Escrow Amount would be transferred a minimum 15% annual return to PIPE Investor on PIPE Investor’s holding of NWTN’s ordinary shares for a period of 24 months, to be disbursed on semi-annual basis. In the event of an investment exit by PIPE Investor, any accrued annual 15% return payments must be paid to the PIPE Investor calculated up to the exit date.

(c)	NWTN’s market share price (VWAP of 10 days,1 month, 3 months) and PIPE Investor’s share selling plan for the following 6 months, if any, is to be evaluated on a quarterly basis. At times of market price of NWTN’s shares drop below $10.26 and the total difference between market price and $10.26 (plus the shortage to make guaranteed 15%minimum annual return) exceeds the escrow account balance of US$100 million, NWTN should deposit additional funds to make up the difference.

(d)	3 months after (b) above is executed, the escrow account will be reviewed. If the market value of NWTN’s shares has recovered, funds over the needed US$100 million escrow will be redirect back to NWTN’s business operating account.

(e)	Escrow Agent shall release the Escrow Amount and transfer such amount less any amounts which Escrow Agent is entitled to retain to NWTN in 3 business days after November 9, 2024.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

8. LONG-TERM INVESTMENT

Long-term investment consisted of equity investments accounted for using the equity method as follow:

	As of December 31,
	2022	2021
Equity investments accounted for using the equity method
Shanghai OBS Culture and Technology Co., Ltd. (“Shanghai OBS”)	$2,887,272	$-

In November 2022, the Group invested US$2.9 million (RMB20 million) in Shanghai OBS, a company focusing on technical development, software development and others, in exchange for 20% equity interests. The transaction consideration was determined by both the Group and Shanghai OBS with various assumptions and valuation methodologies. For the year ended December 31, 2022, the Group recognized the Group’s proportionate share of the equity investee’s net loss into loss in the amount of US$12,767.

9. ACCOUNTS PAYABLE

Accounts payable consisted of the amounts due to our suppliers for purchases of services.

As of December 31, 2021, there was a total of seven vendors, who filed lawsuits against the Group, and the balance of accounts payable associated with these lawsuits were $3.1 million. The balance recognized in accounts payable associated with lawsuits consisted of the unpaid claim amount, penalty and accrued interests, which were determined by the court verdicts.

In 2022, the Group had paid the associated claim amount, penalty, and accrued interests in full.

10. LOANS FROM A THIRD PARTY

As of December 31, 2022, loans from a third party consisted of the principal and legal fees for the loans from Tianjin Yizhong Jinshajiang Equity Investment Fund Partnership (“Yizhong”). In 2016 and 2017, Tianqi Group entered into two convertible debt agreements with Yizhong. According to the agreements, Yizhong provided loans of $18.0 million (RMB115.0 million) to the Group. The interest rate for the loans were 8% interest rate per annum, and Yizhong could convert the principal without accrued interest into equity interest of Tianqi Group within one year from the date of signing the agreements. Yizhong didn’t exercise the conversion right in 2017 and 2018, and the Group should repay the principal and the accrued interests to Yizhong. In 2021, Yizhong filed against the Group to claim for the repayment of the accrued interests, legal fees and other fees related to the lawsuit.

In 2022, Yizhong and the Group reached an instalment plan which allowed the Group to repay through August 2022 to December 2023. The Group accounted for the instalment plan as a trouble debt restructuring involving a modification of debt terms. The difference of $0.7 million (RMB 4.4 million) between the carrying value and the future undiscounted cash flow under the instalment plan was recognized in earnings.

Tianqi Group executed the instalment plan and repaid the accrued interests and part of the legal fees in the amount of $6.1 million (RMB 41.4 million) in 2022.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

11. COMMON STOCK WARRANTS

In connection with the Business Combination, the Company has assumed 14,840,000 Common Stock Warrants outstanding, which consisted of 13,800,000 Public Warrants, 350,000 Private Warrants and 690,000 Representative Warrants. The Public Warrants met the criteria for equity classification and the Private Warrants and Representative Warrants are classified as liability.

Common Stock Warrants became exercisable on the later of (a) the completion of the Business Combination or (b) 12 months from the closing of the initial public offering (“IPO”) (February 19, 2020). The common stock warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Public Warrants

As of December 31, 2022, the Company had 12,526,392 Public Warrants outstanding. Each whole Public Warrant entitles the registered holder to purchase one-half share of the Company’s Class B ordinary share at a price of $11.50 per share, subject to the following conditions discussed below.

The Company may redeem the Public Warrants in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading days period ending on the third trading business day prior to the notice of redemption to warrant holders, and,

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the warrants for redemption as described above, management will have the option to require all holders that wish to exercise the warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the trust account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the trust account with respect to such warrants. Accordingly, the warrants may expire worthless.

Detail related to Public Warrant activity for the year ended December 31, 2022, was as follows:

Public Warrants	Number of Warrants	Weighted Average Exercise Price
Balances as of December 31, 2021	-	$-
Assumed through the Business Combination	13,800,000	11.50
Exercised	(1,273,608)	11.50
Balances as of December 31, 2022	12,526,392	$11.50

For the year ended December 31, 2022, 1,273,608 Public Warrants were exercised with the gross proceeds of $7.3 million, of which the Company received payments of $6.7 million and the remaining $0.6 million was recorded as other receivable included in Subscription receivables of the Consolidated Balance Sheet as of December 31, 2022 The remaining $0.6 million was subsequently received on January 3rd, 2023.

Warrant liabilities

As of December 31, 2022, the Company had 350,000 Private Warrants and 690,000 Representative Warrants outstanding. Each whole Private Warrants entitles the registered holder to purchase one-half share of the Company’s Class B ordinary share at a price of $11.50 per share, while each whole Representative Warrants entitles one Class B ordinary share at a price of $12.00 per share.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

11. COMMON STOCK WARRANTS (cont.)

The Private Warrants will be identical to the Public Warrants underlying the Units being sold in the IPO, except that the Private Warrants and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Representative Warrants are different from Public and Private Warrants. The exercise price of Representative Warrants is $12 and is non-redeemable. Representative’s Warrants have been deemed compensation by FINRA and were subject to a lock-up period.

As of December 31, 2022, the remaining contractual term for the outstanding Private Warrants and Representative Warrants to purchase our common stock is 4.9 years.

12. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2022	2021
Accrued expense (i)	$18,639,422	$7,710,337
Individual income tax payable (ii)	5,114,793	517,713
Payroll payable	9,184,865	18,363,373
Borrowing from a third party	489,796	235,383
Unpaid investment (iii)	-	1,510,455
Others	78,905	9,981
Total	$33,507,781	$28,347,242

(i)	As of December 31, 2022, accrued expenses mainly consisted of unpaid offering cost of $12.2 million and other accrued expenses.

(ii)	As of December 31, 2022, the Group settled the payroll payable accumulated from 2019 to 2022 which resulted in an increase in individual income tax payable.

(iii)

In 2016, Tianqi Group entered into an investment agreement with shareholders of Shanghai Chengshi Automobile Service Co., LTD (“Shanghai Chengshi”) to obtain 100% equity interest of Shanghai Chengshi with a total consideration of $1.4 million (RMB9 million). Pursuant to the agreement, Tianqi Group should (a)pay $0.2 million (RMB1 million) on the signing date of the agreement, (b)pay $1.2 million (RMB8 million) in six months after the completion of the alteration with the administrative department for industry and commerce in accordance with law within three working days.

Tianqi Group paid the first installment of $0.2 million to the shareholders of Shanghai Chengshi in 2016. Due to development strategic adjustment, Tianqi Group decided to terminate the investment. In 2018, the shareholders of Shanghai Chengshi sued Tianqi Group for the unpaid investment consideration of $1.2 million. According to the court verdict, Tianqi Group should pay the investment consideration of $1.2 million and accrued interest at the loan prime rate of People’s Bank of China. In 2022, the Group negotiated with the shareholders of Chengshi, the settlement amount was agreed as $1.2 million.

As of December 31, 2022, the Group repaid $1.2 million in full.

Employee lawsuits

As of December 31, 2021, there was a total of 109 employees, who filed lawsuits against the Group, among whom, 106 have formally terminated the employment relationship with the Group.

The balances of payroll as of December 31, 2021 that were associated with these lawsuits were $4.0 million. In determining these balances, the Group has taken into consideration of the combination of factors including but not limited to the date of these employee formal resignation, the status and balance of verdicts that have been reached as of December 31, 2021, as well as the status of settlement agreements that these employees have signed in 2022.

As of December 31, 2022, the balances of payroll associated with these lawsuits were $117,409 due to bank restriction, which was paid in 2023.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12. ACCRUED EXPENSES AND OTHER LIABILITIES (cont.)

Other business lawsuits

Other than discussed in Note 9 Accounts payable, as of December 31, 2021, there were 29 third parties who filed lawsuits against the Group, and the balance of loans from a third party, accrued expenses and other current liabilities associated with these lawsuits were $11.7 million.

The balance recognized in accrued expenses and other current liabilities associated with lawsuits consisted of the unpaid claim amount and accrued interests, which were determined by the court verdicts.

As of December 31, 2022, except for the undue loans from Yizhong, the Group settled these payments in full.

13. LEASES

The balances for the operating leases where the Company is the lessee are presented as follows:

As of
December 31, 2022
Operating lease right-of-use assets	$5,328,786

Lease liabilities – current	(1,549,725)
Lease liabilities – non-current	(3,920,806)
Total operating lease liabilities	$(5,470,531)

The components of operating lease expense are as follows:

For the year ended December 31, 2022
Operating lease expense	769,244
Short-term lease expense	507,427
Total lease expense	$1,276,671

Short-term leases included lease of Tianjin offices, warehouse and others with a term of 12 months or less.

Both operating lease expense and short-term lease expense are recognized as general and administrative expenses.

Other information related to operating leases where the Company is the lessee is as follows:

As of
December 31, 2022
Weighted-average remaining lease term (in years)	4.15
Weighted-average discount rate	4.24%

Because most of the leases do not provide an implicit rate of return, the Company used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Company’s operating leases as of December 31, 2022:

USD
2023	1,597,286
2024	1,200,535
2025	1,337,565
Thereafter	1,910,349
Total lease payments	6,045,735
Less: imputed interest	(575,204)
Total operating lease liabilities, net of interest	5,470,531

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

14. SHARE-BASED COMPENSATION

Earnout shares

In connection with the Business Combination, each Class A Ordinary Share that is issued and outstanding before the Transaction would be cancelled and converted into the right of the right to receive 90% of such number of NWTN’s Class A ordinary shares equal to the Exchange Ratio (defined in the Business Combination Agreement, which is 32,715,010 shares); and the contingent right to receive 10% of such number of NWTN’s Class A Ordinary Shares equal to the Exchange Ratio, which is 3,635,001 shares (the “Earnout Shares”).

The Earnout Shares will be issued to Muse Limited (the company held by Mr. Nan Wu, the Founder, CEO and shareholder of the Company) when the Company delivers 12 vehicles on an aggregate basis or would be adjusted if the Company have delivered less than 12 vehicles by the end of 2023.

The Earnout Shares are determined as compensation, which is a transaction separate from the reverse recapitalization. In addition, the issuance of Earnout Shares does not meet any condition to be classified as a liability under ASC 718, thus it should be classified as an equity financial instrument, and measure at fair value using the quoted market price on grant date, November 11, 2022, which is $7.30 per share.

As of December 31, 2022, the performance condition was not met, based on the sales contract subsequently signed by the Group in 2023 (see Note 21 Subsequent events for detail), the Company considered that the performance condition of delivering 12 vehicles will be probably achieved by the end of 2023. Thus, the Company should recognize compensation cost for awards with performance conditions. The requisite service period should be the shortest of the explicit, implicit or derived service periods, which is determined as the period from November 11, 2022, the grant date, to December 31, 2023.

Share-based expenses recognized in general and administrative expenses was $3.2 million in 2022.

15. TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

The Company’s subsidiaries incorporated in the BVI are not subject to taxation in the British Virgin Islands.

United Arab Emirates

Our subsidiaries incorporated in United Arab Emirates are currently not subject to taxation in United Arab Emirates, as companies operating in the designated free zones of the UAE and not conducting business activities in the UAE mainland are exempt from corporate taxes or customs duty.

Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subjected to Hong Kong profits tax. With effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first HKD 2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. If no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to standard profits tax rate. Because the preferential tax treatment is not elected by the Group, the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. TAXATION (cont.)

Mainland China

Generally, the Group’s WFOE and subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

United States

The company’s subsidiary, which incorporated in USA in 2022, is subject to statutory U.S. Federal corporate income tax at a rate of 21% for the year ended December 31, 2022. U.S. does not believe it is more likely than not that the losses are realizable. There is no related tax provision other than state minimum taxes.

The following table sets forth current and deferred portion of income tax expense of the Group:

	For the years ended December 31,
	2022	2021	2020
Current income tax expense	$9	$-	$-
Deferred income tax expense	-	-	-
Total income tax expense	$9	$-	$-

Loss before provision for income tax were attributable to the following geographic locations:

	For the years ended December 31,
	2022	2021	2020
Mainland China	$17,416,280	$13,055,022	$12,649,751
Others	23,834,597	9,798	-
Total loss before income tax provision	$41,250,877	$13,064,820	$12,649,751

The following table sets forth reconciliation between the statutory income tax rate and the effective tax rates:

	For the years ended December 31,
	2022	2021	2020
Statutory income tax rate in PRC	25.0%	25.0%	25.0%
Tax effect of non-deductible items	(1.0)%	(2.7)%	(2.7)%
Tax effect of undeclared expenses	(5.5)%	-	-
Tax effect of R&D expense additional deduction	7.2%	-	-
Tax effect of fair value changes	(0.1)%	-	-
Tax effect of share-based compensation	(1.9)%
Tax effect of income tax rate differences in jurisdictions other than the PRC	(10.4)%	-	-
Tax effect of net operating loss not applicable to carryforwards	(6.8)%	(8.3)%	-
Changes in valuation allowance	(6.5)%	(14.0)%	(22.3)%
Effective tax rate	-	-	-

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. TAXATION (cont.)

As of December 31, 2022 and 2021, the significant components of the deferred tax assets were summarized below:

	As of December 31,
	2022	2021
Deferred tax assets：
Net operating loss carried forward	$18,487,390	$13,163,121
State net operating loss carried forwards for US entity	733	-
Accrued expenses	553,354	4,590,843
Allowance for doubtful accounts	-	39,230
Total deferred tax assets	19,041,477	17,793,194
Less: valuation allowance	(19,041,477)	(17,793,194)
Deferred tax assets, net of valuation allowance	$-	$-

Rollforward of valuation allowance
Balance as of December 31, 2021	$17,793,194
Allowance made during the year	2,666,584
Effect of exchange rate differences	(1,418,301)
Balance as of December 31, 2022	$19,041,477

As of December 31, 2022, the Group had net operating loss from US entity of $11,186 that will be carried forward indefinitely and state net operating loss from US entity of $11,186 that will expire beginning in year 2042 if unused. As of December 31, 2022, the net operating loss carry forward from Mainland China will expire, if unused, as follows:

	Net operating loss carry forward due by schedule
	2023	2024	2025	2026	2027	Total
Net operating loss carry forward	20,244,602	9,508,787	4,878,538	2,276,968	36,246,563	73,155,458

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. Valuation allowance of $19,041,477, $17,793,194 and $15,565,127 had been provided as of December 31, 2022, 2021 and 2020 respectively in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

16. ORDINARY SHARES

The shareholders’ equity structures of the Company as of December 31, 2022 and 2021 were presented after giving retroactive effect to the Transaction of the Company that was completed on the Closing as mentioned in Note 1.

The Company was authorized to issue a total of 100,000,000 Class A ordinary shares of a par value of $0.0001 each and a total of 400,000,000 Class B ordinary shares of a par value of $0.0001 each prior to the Transaction. Each Class A ordinary share is entitled to twenty-five votes; and each Class B ordinary share is entitled to one vote. Each Class A ordinary shares are convertible into one Class B ordinary shares at any time at the option of holder of such Class A ordinary share. In no event shall any Class B Ordinary Share be convertible into any Class A Ordinary Shares.

Upon the consummation of the Transaction, the Company issued 38,986,354 Class B ordinary shares for PIPE investors. All outstanding rights prior to the Transaction were converted into 6,532,646 Class B ordinary shares at the same time.

In December 2022, the Company issued 636,804 Class B ordinary shares for execution of warrants with a total consideration of US$7.3 million, as of December 31, 2022, there were US$0.6 million outstanding to be received by the Company.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

17. NON-CONTROLLING INTERESTS

As a result of the Reorganization of the Company that was completed on January 19, 2022 (see Note 1), Tianqi Group and its subsidiaries’ financial statements have been prepared on a consolidated basis by applying the pooling of interests method as if the reorganization had been completed at the beginning of the earliest reporting period, and the equity interests held by the original shareholders are recognized as non-controlling interests as if the Capital Increase were occurred on January 1, 2020.

As of December 31, 2020, the non-controlling interests consisted of (i) the 4.76% of the equity interests in Tianqi Group held by the original shareholders after giving retroactive effect to the Reorganization of the Company, and (ii) the 25% of the equity interests in Tianjin Tianqi held by a non-controlling shareholder.

On November 24, 2021, Tianqi Group acquired the 25% equity interests of Tianjin Tianqi from its non-controlling shareholders at a consideration of RMB140,000 (approximately $21,969), causing Tianqi Group’s equity interest to increase from 75% to 100%. The balance of non-controlling interests had decreased by RMB18,048,191 ($2,832,155) in response to the transaction.

In 2021, Tianqi Group entered into a series of supplemental agreements (the “new supplemental agreements”) with Taizhou Puluo New Energy Automobile Equity Investment Enterprise (Limited Partnership) (“Puluo”), Guozhong Tianhong Asset Management (Tianjin) Co., LTD (“Guozhong Tianhong”, or the new investor), and Tianjin Tuoda Enterprise Management Service Co., LTD (“Tianjin Tuoda”) which is the shareholder of the Tianqi Group. Under the supplemental agreements, Guozhong Tianhong agreed to repay the investment subscription of $166.7 million (RMB1.088 billion) to Puluo and at the same time converted the debts into 10.625% of equity shares of Tianqi Group. If the Company fails to get approval from U.S. Securities and Exchange Commission (“SEC”) and complete a business combination with SPAC as of December 31, 2024, Guozhong Tianhong shall transfer the Puluo Debts as well as its equity interest of Tianqi Group to Tianjin Tuoda, and Tianjin Tuoda would repay the Puluo Debts to Puluo and takeover the equity interests of Tianqi Group on January 1, 2025.

Each of Mr. Nan Wu and ICONIQ has provided guarantee liability for Tianjin Tuoda’s repayment to Puluo and ICONIQ has provided guarantee for Guozhong Tianhong’s repayment to Puluo. The Group would assume joint guarantee obligations arising from Guozhong Tianhong or Tianjin Tuoda’s default on the Puluo Debts, and the guarantee is valid until two years after the due date of performance of repayment obligations In addition, each of eight shareholders of the Group, representing an aggregated holding interest of 39.2% of ICONIQ as of December 31, 2021, signed letters of support to commit their financial support to Tianjin Tuoda for the indebtedness, as well as to assume the joint and several guarantee liability of Puluo Debts. As of December 31, 2022, aggregated holding interest held by the eight shareholders was 33.3% of the Group.

Although there is a contingency term which related to the success of SPAC merger transaction, As of December 31, 2021, the Puluo Debts was de-recognized by the Company, and the equity interests owned by Guozhong Tianhong through the conversion of debts were recognized as non-controlling interests.

In 2022, there was a subscribed capital contribution of $44.6 million (RMB300 million) from NWTN Zhejiang to Tianqi Group, resulting in a decreased in non-controlling interest in Tianqi Group from 5.30% to 4.12%. The subscription was not received by Tianqi Group as of December 31, 2022.

As of December 31, 2022 and 2021, the non-controlling interests were 4.12% and 5.30% of the equity interests in Tianqi Group held by Guozhong Tianhong and the original shareholders, after giving retroactive effect to the Reorganization of the Company.

As of December 31, 2022 and 2021, non-controlling interests in the consolidated balance sheet was $2,572,046 and $2,946,995, respectively.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

18. RELATED PARTY TRANSACTIONS

(a) The table below sets forth the related parties and their relationships with the Group:

No.	Name of Related Parties	Relationship
1	ICONIQ (Tianjin) New Energy Technology Research Institute (“ICONIQ Institute”)	Controlled by the Company’s CEO, Mr. Nan Wu (100%)
2	Magic Minerals Limited (“Magic”)	Shareholder of the Company
3	My Car (Shenzhen) Technology Co., Ltd. (“My Car”)	A company which the Company’s CEO, Mr. Nan Wu holds 25.3% equity interest
4	Shenzhen Yinghehuicheng Investment Center (Limited Partnership) (“Shenzhen Yinghehuicheng”)	A company controlled by a shareholder of the Company, and also a non-controlling shareholder of Tianqi Group
5	Tianjin Tuoda Enterprise Management Service Co., Ltd. (“Tianjin Tuoda”)	A company controlled by a group of shareholders of the Company, and also a non-controlling shareholder of Tianqi Group
6	Mr. Nan Wu	Shareholder and CEO of the Company
7	Vision Path Holdings Limited (“Vision Path”)	Shareholder of the Company

(b) The Group had the following significant related party transactions for the years ended December 31, 2022, 2021 and 2020:

	For the years ended December 31,
Nature	2022	2021	2020
Expense paid by the related parties on behalf of the Group
– My Car (i)	(2,620,495)	$(135,248)	$-
– Mr. Nan Wu (ii)	(425,318)	-	-
– ICONIQ Institute	(36,560)	(234,587)	-
– Tianjin Tuoda	-	(123,038)	(122,844)
Expenses paid by the Group on behalf of a related party
– Tianjin Tuoda (iv)	6,082,991	-	-
Loan proceeds from related parties
– Vision Path	(5,045,326)	-	-
– Mr. Nan Wu (ii)	(2,893,667)	-	-
– Magic	-	(6,151,351)	-
Payments to related parties
– Magic (iii)	6,394,219	-	-
– Tianjin Tuoda (iv)	7,238,074	-	-
– My Car (i)	5,807,258	-	-
Magic loan repaid by related parties on behalf of the Group
– Mr. Nan Wu	(3,337,792)	-	-
– My Car	(3,056,427)	-	-
Collection of loan to a related party
– Tianjin Tuoda (iv)	(5,762,653)	-	-
– ICONIQ Institute	(77,973)	-	-
Commission fee to a related party
– Tianjin Tuoda (iv)	(13,000,000)	-	-
Loan to a related party
– My Car (i)	1,489,853	-	-
The claim on My Car transferred to Mr. Nan Wu
– Mr. Nan Wu (i)	(1,489,853)
Interest expenses of loan from a related party
– Magic	(84,218)	(430,778)	-
Advance petty cash to a related party
– Tianjin Tuoda (iv)	-	-	131,148
– ICONIQ Institute	$-	$352,509	$-

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

18. RELATED PARTY TRANSACTIONS (cont.)

(c) The Group had the following related party balances with the related parties mentioned above:

	As of December 31,
	2022	2021
Amounts due from related parties:
– Tianjin Tuoda (iv)	-	6,084,940
– ICONIQ Institute	-	120,938
Total	$-	$6,205,878
Amounts due to related parties, current:
– Mr. Nan Wu (ii)	$5,114,224	$-
– Shenzhen Yinghehuicheng	681,436	737,533
– Tianjin Tuoda (iv)	3,792	-
– Magic (iii)	-	6,662,900
– My Car (i)	-	141,477
Amounts due to related parties, non-current:
– Vision Path (v)	4,922,287	-
Total	$10,721,739	$7,541,910

(i)	In 2022, My Car paid loan and expenses on behalf of the Group totaled $5.7 million and the Group repaid $5.8 million. The Group provided loan to My Car of $1.5 million which was transferred to Mr. Nan Wu from My Car, as a result, the balance of amounts due from My Car as of December 31, 2022 was nil.

(ii)	In 2022, Mr. Nan Wu paid loan and expenses on behalf of the Group totaled $3.8 million, net off the expenses the Group paid for Mr. Nan Wu. Mr. Nan Wu also provided interest-free loans of $2.9 million to the Group for ordinary operations in 2022.

(iii)	In 2021, Magic provided short-term loans totalled $6.2 million to the Group, at an interest rate of 12% per annum. In 2022, My Car and Mr. Nan Wu repaid loan and interest on behalf of the Group to Magic in full.

(iv)

In 2018 and 2019, the Group provided several short-term interest-free loans totalled $5.7 million to Tianjin Tuoda to support Tianjin Tuoda’s normal operations. During 2020, the Group provided petty cash of $131,148 to Tianjin Tuoda, offset by expenses paid by Tianjin Tuoda of $122,844 on behalf of the Group. In 2021 and May 2022, Tianjin Tuoda repaid the outstanding loan in full.

In April 2022, Tianjin Tuoda and the Group entered into a financing service agreement that Tianjin Tuoda would provide financing service for a 6.5% commission fee. In 2022, a PIPE amounted to US$200 million wired into the Group as permanent equity, which was associated with Tianjin Tuoda’s financing service. As a result, the commission fee payable to Tianjin Tuoda was $13 million, which was recognized as additional paid-in capital in the consolidated financial statements.

The Group also paid expenses on behalf of Tianjin Tuoda with a total amount of $6.1 million. The Group recognized the balance arising from transaction with Tianjin Tuoda on a net basis resulting in amounts due to Tianjin Tuoda of $3,792 as of December 31, 2022.

(v)	In August 2022, Vision Path, the Group and Hainan Union Management Co., Ltd (“Hainan Union”) entered into a share transfer agreement. Under the agreement, Vision Path would sell its shares of the Group to Hainan Union with an amount of US$5.0 million and provided the amount to the Group as an interest-free loan for two years to support the Group’s normal operations. The Group provided a guarantee with joint liability of Vision Path’s contingent repayment, see Note 20 Commitments and contingencies for details.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

19. RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of its subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the Mainland China regulations on Enterprises with Foreign Investment, a WFOE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A WFOE is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. WFOE is subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for a discretionary surplus reserve, at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the Group’s PRC consolidated subsidiaries are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Group’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of December 31, 2022 and 2021, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s subsidiaries, that are included in the Group’s consolidated net assets were approximately $40.0 million and nil.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

20. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is, from time to time, subject to claims and disputes arising in the normal course of business. In the opinion of the management, while the outcome of any such claims and disputes cannot be predicted with certainty, its ultimate liability in connection with these matters is not expected to have a material adverse effect on the Group’s results of operations.

Through the issuance date of this report, China Renaissance Securities (Hong Kong) Limited, Linklaters LLP, Loop Capital Markets LLC and two employees filed proceedings with the Group, see Note 21 Subsequent events for details. Except for the above and Jinghong Dispute, the Company is not aware of any pending or threatened claims and litigation as of December 31, 2022 and through the issuance date of these consolidated financial statements.

Jinghong Dispute

On December 3, 2018, Tianjin Jinghong Investment Development Group Co., Ltd. (“Jinghong”) and Tianqi Group entered into a cooperation agreement (the “2018 Cooperation Agreement”), under which Jinghong agreed to acquire the 100% equity interest of Tianjin Tianqi Group Meiya Automobile Manufactory Co., Ltd. (“Meiya Automobile”) from Tianjin Benefo Machinery Equipment Group Co., Ltd. (“Tianjin Benefo”) with the consideration provided by Tianqi Group.

On May 21, 2019, Jinghong and Tianqi Group entered into an updated cooperation agreement (the “2019 Cooperation Agreement”), the purpose of which was partly to amend and restate some of the material terms of the 2018 Cooperation Agreement, under which Tianqi Group agreed to cooperate with Jinghong in the field of new energy vehicles through a newly-established joint venture after Jinghong acquires the equity interest of Meiya Automobile. Under the same agreement, Tianqi Group agreed that after Jinghong signed an equity transfer agreement with Tianjin Benefo to acquire the 100% equity interest of Meiya Automobile (the “Equity Transfer Agreement”), Tianqi Group shall pay Jinghong the equity transfer price of RMB97 million and assume other obligations of Meiya Automobile. Moreover, Tianqi Group agreed to be held liable for Jinghong’s breach of certain provisions under the Equity Transfer Agreement if such breach resulted from Tianqi Group’s failure to pay the equity transfer price of RMB97 million to Jinghong under the 2019 Cooperation Agreement. To the knowledge of Tianqi Group, Jinghong has acquired 100% equity of Meiya Automobile under the Equity Transfer Agreement.

Jinghong demanded Tianqi Group to pay for the RMB 97 million equity transfer price on August 21, 2019, but Tianqi Group did not comply. On April 14, 2021, Jinghong issued a notice to Tianqi Group to terminate the 2018 Cooperation Agreement and the 2019 Cooperation Agreement. On May 18, 2022, Jinghong filed a lawsuit to the People’s Court of Jinghai District, Tianjin City (the “Jinghai District Court”), which was amended on May 23, 2022. The amended complaint, which Tianqi Group received on June 10, 2022, requested that (i) the Jinghai District Court confirm that the 2018 Cooperation Agreement and the 2019 Cooperation Agreement were terminated on April 15, 2021; (ii) Tianqi Group pay (a) a total amount of RMB100 million to Jinghong for its various losses under the 2019 Cooperation Agreement, as well as (b) any amounts owed to Tianjin Benefo by Jinghong for its breach of the Equity Transfer Agreement; and (iii) Tianqi Group bear the litigation fee and all other relevant expenses. Tianqi Group then raised jurisdictional objection which was approved by Tianjin Intermediate Court on November 21, 2022, resulting that the case’s jurisdiction would be under the People’s Court of Binhai New District, Tianjin City (the “Binhai District Court”). Subsequently in March 2023, Jinghong applied its amendment to Binhai District Court, requested that (i) the court confirms that the 2018 Cooperation Agreement and the 2019 Cooperation Agreement have been terminated on April 15, 2021; (ii) Tianqi Group pays (a) a total amount of RMB152.5 million to Jinghong for the equity transfer consideration and its various losses under the 2019 Cooperation Agreement, as well as (b) accrued interest at the loan prime rate of People’s Bank of China for the period from May 18, 2022 to the date Tianjin Group settle the payment; and (iii) Tianqi Group bears the litigation fee and all other relevant expenses.

Hearing of the lawsuit was held on May 12, 2023 and there was no verdict. The Company’s management believes that the allegations in the aforementioned lawsuit lack merit, and the Company intends to vigorously defend the action. As of December 31, 2021 and 2022, the Group considered the possibility of the Group to bear the obligation of the payments Jinghong requested is remote.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

20. COMMITMENTS AND CONTINGENCIES (cont.)

Guarantee on a shareholder

On August 18, 2022, ICONIQ, Vision Path, and Hainan Union, entered into a share transfer agreement (the “Agreement”). Under the Agreement, Vision Path transferred its 1,000,000 Class B ordinary shares of NWTN to Hainan Union with consideration of US$5 million (US$5 per share, as “Purchase Price”). Vision Path agreed to disburse the shortage between the 200% of the initial investment (US$10 million) and fair value of Hainan Union’s holding shares or to repurchase Hainan Union’s shares at 200% of the Purchase Price, in the event of Hainan Union realizes a return lower than 100% on its holding shares (“Redemption Event”) within one year after the Closing Date.

Redemption Event was defined in the Agreement as (i) 12 months from the effective date, which referred to November 14, 2022, the average closing market price of the Company is lower than 200% of the Purchase Price; (ii) After the Lock-up Period, which referred to 6 to 12 months since the effective date, when Hainan Union plans to sell its shares, in whole or in part, at a lower price of 200% of the Purchase Price, and a written notice has been delivered to Vision Path.

Vision Path has pledged 2.6 million Class B ordinary shares (“Pledged Shares”) to Hainan Union. The Pledged Shares could be transferred to Hainan Union as disbursement when Redemption Event occurs.

ICONIQ has provided a guarantee with joint liability of Vision Path’s contingent repayment for the shortage of 200% of US$5 million plus penalties and expenses if any, to Hainan Union. The Group would assume joint guarantee obligations arising from Vision Path’s default on the repayment to Hainan Union, and the guarantee is valid until one year after the Closing Date.

As of the issuance date of the consolidated financial statements, as market value of the Pledged Shares could cover the shortage of 200% of US$5 million, the management considers the possibility of the Company to bear the loss contingency is remote.

Investment commitments

The Group is obligated to invest into Hainan Union within two years from the Closing Date, with an amount of US$5 million, pursuant to an agreement signed in August 2022 with Hainan Union. As of December 31, 2022, the investment commitment was not reflected in the financial statements.

21. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 19, 2023, the date of issuance of the consolidated financial statements, except for the events mentioned below, the Company did not identify any subsequent events with material financial impact on the Company’s consolidated financial statements.

Settlement agreement with China Renaissance Securities (Hong Kong) Limited

China Renaissance Securities (Hong Kong) Limited (“CRS”) and the Group are each party to a letter of engagement dated 12 February 2022 (the “Engagement Letter”).

On November 15, 2022, CRS issued an invoice in the sum of US$5.5 million to the Group (the “Principal” and the “Invoice”), which it considers was due and payable pursuant to the Engagement Letter. The Company did not pay the Invoice.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

21. SUBSEQUENT EVENTS (cont.)

On February 17, 2023, CRS filed proceedings FSD 40 of 2023 in the Grand Court of the Cayman Islands (the “Proceedings” and the “Court”), being a winding up petition to appoint official liquidators to the Company, on the ground that it is unable to pay its debts (the “Petition”). The Petition was listed to be heard before the Court at 9.30am (Cayman time) on April 25, 2023.

On March 27, 2023, the Group and CRS entered into a settlement agreement as a compromise of all and any disputed claims known or unknown between them. Pursuant to the agreement, CRS consents to the withdrawal of the Proceedings with no order as to costs (the “Withdrawal”) while the Group shall pay CRS the sum of US$4,250,000 on or before March 29, 2023. On March 28, 2023, the Group had paid US$4.25 million to CRS in full. The Petition was cancelled on April 12, 2023 because of the settlement.

Linklaters Petition

On April 13, 2023, a winding up petition was brought by Linklaters LLP (“Linklaters”) against ICONIQ before the Cayman Grand Court (the “Linklaters Petition”). Linklaters is claiming a total amount of US$2.1 million pursuant to an engagement letter dated 25 February 2022 and a supplemental agreement dated 26 August 2022.

On May 15, 2023, the Group and Linklaters entered into a settlement agreement as a compromise of all and any disputed claims known or unknown between them. Under the agreement, the Group should pay $1.7 million in full as final settlement on May 17, 2023. On May 16, 2023, the Group had paid $1.7 million in full.

Loop Capital Petition

On May 3, 2023, a winding up petition was brought by Loop Capital Markets LLC (“Loop Capital”) against ICONIQ before Cayman Grand Court (the “Loop Capital Petition”), claiming a total amount of US$10.1 million and warrants totaling 2 million units pursuant to an engagement letter dated 11 February 2022. The Company’s management believes that the allegations in the Loop Capital Petition lack merit, and the Company intends to vigorously defend the action. As of December 31, 2022, the Group considered the possibility of the Group to bear the obligation of this payments Loop Capital requested is less likely than not.

Employee lawsuits

In April 2023, two employees filed lawsuits against the Group claiming employee benefits of $0.4 million, the Group considered the possibility of the Group to bear the obligation of this payments is less likely than not.

Purchase of vehicles

In 2023, the Group entered into several vehicle purchase agreements with vehicle manufacturers to purchase a total number of 1,275 vehicles.

Sales of vehicles

In January 2023, the Group entered into a vehicle sales agreement with a customer who placed annually minimum order quantity of 500 units in 2023, 1,000 units in 2024 and 2,000 units in 2025.