Form 20-F/A
period 2022-12-31
NWTN, Inc.
filed 2025-03-31
CIK 1932737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes  ☐ No

EXPLANATORY NOTE

NWTN Inc. (the “Registrant” or “Company”) is filing this Amendment No. 1 (this “Amendment No. 1”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Original Form 20-F”), as originally filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2023, to correct an error in its consolidated financial statements as at and for the years ended December 31, 2022 and 2021.

As previously disclosed in the Company’s report on Form 6-K, which was filed with the SEC on July 22, 2024, on July 19, 2024, the audit committee of the board of directors (the “Audit Committee”) and the management of the Company, after discussion with Marcum Asia CPAs LLP, the Company’s former independent registered public accounting firm (“Marcum Asia”), concluded that the audited financial statements for the year ended December 31, 2022 (the “Annual Period”), which were included in the Original Form 20-F, and the unaudited financial statements for the six months ended June 30, 2023 (the “Interim Period,” which, together with the Annual Period, the “Affected Periods”), which were included in the Company’s report on Form 6-K filed with the SEC on January 5, 2024 (the “Half-Year Report”) should no longer be relied upon and should be restated to reflect the appropriate accounting treatment for the borrowings of seven shareholders of the Company from the Company to satisfy their guarantee obligations at the Affected Periods under certain subscription agreement and pledge agreement with Al Ataa Investment LLC in September 2022 (collectively, the “Al Ataa Agreements”).

The Registrant is filing restated consolidated financial statements as of and for the years ended December 31, 2022 and 2021 (the “Restated Financial Statements”), including the Report of Independent Registered Public Accounting Firm with respect thereto, issued by AssentSure PAC, the new Independent Registered Public Accounting Firm appointed by the Registrant following the dismissal of Marcum Asia in January 2025.

The Restated Financial Statements have been restated to correct material errors in the consolidated financial statements. These matters are described in Note22 to the Restated Financial Statements.

This Amendment No. 1 also amends the following portions of the Original Form 20-F:

●	To amend “Item 3. Key Information — D. Risk Factors” solely to add a risk factor regarding material weaknesses and update the risk factor on our cash flow;

●	To restate “Item 5. Operating and Financial Review and Prospects”;

●	To restate “Item 7. Major Shareholders and Related Party Transactions”;

●	To restate “Item 15. Controls and Procedures”;

●	To restate “Item 16C. Principal Accountant Fees”;

●	To restate “Item 16F. Change in Registrant’s Certifying Accountant”; and

●	To restate “Item 19. Exhibits”.

This Form 20-F includes currently dated certifications from the Registrant’s Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “SOX certifications”). The SOX certifications are included in this Amendment No. 1 as Exhibits 12.1, 12.2, 13.1 and 13.2, respectively.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in the Original Form 20-F or reflect any events that have occurred after the Original Form 20-F was initially filed on May 25, 2023.

Any consolidated financial statements and related financial information for the periods contained in the Restated Financial Statements contained in any reports filed or furnished prior to the date hereof should no longer be relied upon.

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

Risks Relating to Our Business

●

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses in our internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

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

Risks Relating to Our Business

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses in our internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

We have identified material weaknesses in our internal control over financial reporting relating to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Securities and Exchange Commission (“SEC”) reporting and compliance requirements; (ii) a lack of an effective review by management for the year ended accounting close and reporting; . The deficiencies may result in material errors going unnoticed or unauthorized transactions being processed.

The errors in the Company’s financial statements for the Affected Periods, as described in this annual report, were largely attributable to weak controls at the time when the Al Ataa Agreements became effective. The Company had concluded that its internal control over financial reporting was not effective as of December 31, 2022. In view of the material weaknesses in the Company’s internal control over financial reporting, the Company had hired a qualified financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements to oversee the accounting closing and financial reporting. The Company had performed additional work to obtain assurance regarding the reliability of its financial statements. However, the Company still has substantial work remaining to remedy these material weaknesses, and the Company is in the process of further developing a remediation plan to address its control deficiencies.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. To respond to the material weaknesses we identified, we plan to implement enhanced communication processes with our independent registered public accounting firm relating to future Public Company Accounting Oversight Board (“PCAOB”) audits of our financial statements, as described in “Item 15. Controls and Procedures.” Even if we successfully implement our remediation plan, there is no assurance that this initiative will ultimately have its intended effect.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such a case, we may be unable to maintain compliance with applicable U.S. securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result.

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

We had negative cash flow from operating activities of $178.0 million, excluding $100.0 million in an escrow account, and $6.1 million for the years ended December 31, 2022 and 2021, respectively, and comprehensive loss of US$40.6 million in 2022 and US$18.1 million in 2021 the same periods, respectively. We may continue to have significant negative cash flow from operating and investing activities in the future until we are able to achieve mass production of our vehicles, as we expect to incur research and development, general and administrative expenses, and make capital expenditures in our efforts to engage in research and development work and ramp up operations. While we have received non-binding pre-orders for our vehicles from various countries and regions, these customers have certain contractual rights to cancel or delay their orders under certain circumstances. In addition, there is no assurance that the non-binding pre-orders that we have received or other non-binding pre-orders that we may receive in the future will be converted into binding orders or sales. Such cancelations or delays could materially and adversely affect our ability to generate positive cash flow (which could in turn affect our ability to raise needed capital on reasonable terms), diminish supplier or customer willingness to enter into transactions with us and have other adverse effects that may decrease our long-term viability. There can be no assurance that we will achieve positive cash flow in the near future or at all.

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

Funding for Our Operations

Since inception, we have dedicated a significant amount of resources to the development of commercial-ready passenger vehicles. For the years ended December 31, 2022, 2021 and 2020, we had a negative net cash used in operating activities of US$178.0 million, US$6.1 million and US$0.7 million, respectively, and had a total shareholder’s equity of US$271.9 million and a total shareholder’s deficit US$55.5 million as of December 31, 2022 and 2021 respectively. We expect to have negative net cash used in operating activities for the year ended December 31, 2023, as we continue to incur research and development and general and administrative expenses as well as make capital expenditures in our efforts to engage in research and development work and ramp up productions. In particular, we have incurred significant general and administrative expenses during the Track Record Period, a large portion of which comprises payroll expense, as our directors, senior management and team of talented employees are one of the key success factors of our business and we have attracted a deep bench of veterans across various industries. For details, see “Management After the Business Combination”. Our general and administrative expenses were US$23.6 million, US$10.0 million and US$9.0 million, representing 57.5%, 93.3% and 82.9% of our total operating expenses for the years ended December 31, 2022, 2021 and 2020, respectively. As we intend to increase our investment into research and development activities and ramp up the production of our vehicle products, we will require additional capital to fund our such activities for the foreseeable future. Until we can generate sufficient operating cash flow from our product sales, we expect to finance our operations through a combination of existing cash on hand, equity and debt financings. For additional discussion of our liquidity and capital resources, see “— Liquidity and Capital Resources” and “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our financial statements have been prepared on a going concern basis and we may need to raise additional capital in the future to fund our continued operations.”

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

Financial expenses

Financial expenses represent (i) commission expenses accrued by us related to financing services, and (ii) the financial expenses accrued for PIPE Investor.

Loss of impairment on investments

Loss of impairment on investments is related to our long-term investment in Shanghai OBS Culture and Technology Co., Ltd. (“Shanghai OBS”)

Changes in fair value of warrant liabilities

Changes in fair value of warrant liabilities are primarily related to our warrant instruments.

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

	For the years ended
	December 31,
	2022	2021	2020
Net revenue	$-	$-	$-
Cost of revenues	-	-	-
Gross profit	-	-	-
Operating expenses:
General and administrative expenses	(23,588,541)	(10,041,684)	(9,041,982)
Selling expenses	(1,557,360)	-	-
Research and development expenses	(15,900,139)	(724,700)	(1,860,923)
Total operating expenses	(41,046,040)	(10,766,384)	(10,902,905)
Loss from operations	(41,046,040)	(10,766,384)	(10,902,905)
Other loss:
Other income (expenses), net	266,775	(318,392)	(413,217)
Interest expenses, net	(36,767)	(1,980,044)	(1,333,629)
Financial expenses	(4,216,187)	-	-
Loss of impairment on investments	(2,959,443)	-	-
Changes in fair value of warrant liabilities	(238,137)	-	-
Investment loss	(12,767)	-	-
Total other loss	(7,196,526)	(2,298,436)	(1,746,846)
Loss before income tax provision	(48,242,566)	(13,064,820)	(12,649,751)
Income tax provision	(9)	-	-
Net loss	$(48,242,575)	$(13,064,820)	$(12,649,751)

Year ended December 31, 2022 compared with year ended December 31, 2021

Net Revenue

We did not record any net revenue in 2022 and 2021.

Cost of revenues

We did not record any cost of revenues in 2022 and 2021.

General and administrative expenses

Our general and administrative expenses increased by 134.9% from US$10.0 million in 2021 to US$23.6 million in 2022, primarily attributable to an increase of US$5.7 million in payroll expenses and bonuses as a result of our business growth, an increase of US$3.8 million in professional services expenses as we incurred additional costs in preparation for listing, and an increase of US$3.2 million in share-based compensation expenses.

Selling expenses

Selling expenses incurred in 2022 primarily reflecting expenses of marketing and promotional activities.

Research and development expenses

Our research and development expenses significantly increased by 2,094.0% from US$0.7 million in 2021 to US$15.9 million in 2022, primarily due to higher expenses related to vehicle development, as well as an increase in R&D related payroll expenses as result of increase in the number of R&D staffs during the period.

Other (income) expenses, net

We had other income, net US$0.3 million in 2022, and we incurred other expenses, net US$0.3 million in 2021. The fluctuation was mainly due to the additional individual income tax expenses of US$1.5 million paid by us on behalf of the employees, which was due to our late payroll payment; and as we settled the majority of our outstanding enforcement payment in 2022, we were exempted from payables of US$1.1 million related to litigations and payment of US$0.7 million related to loans from a third party.

Interest expense, net

Our interest expense, net significantly decreased by 98.1% from US$2.0 million in 2021 to US$0.04 million in 2022, primarily attributable to a decrease in interest expenses of US$1.9 million due to settlements of the convertible loans from Tianjin Yizhong Jinshajiang Equity Investment Fund Partnership and the loan from Magic Minerals Limited in 2022.

Financial expenses

Our financial expenses were US$4.2 million in 2022, which was primarily attributable to the 15% guaranteed annual return on a PIPE investment that be obligated by several shareholders of the Company.

Loss of impairment on investments

Our impairment loss on investments were US$3.0 million in 2022, which was primarily attributable to the full impairment of our long-term investment in Shanghai OBS.

Net loss

As a result of the foregoing, we had a net loss of US$48.2 million in 2022 and US$13.1 million in 2021.

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

Going Concern

As of December 31, 2022, we had cash and cash equivalents and restricted cash of a total of US$ 211.9 million and had restricted cash of US$0.1 million as of December 31, 2022. The restricted cash primarily represents bank deposits due to legal disputes. Our net cash flow used in operating activities for the years ended December 31, 2022, 2021 and 2020 were US$ 178.0 million, US$6.1 million and US$0.7 million. Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about our ability to continue as a going concern.

Our principal source of cash came from PIPE investors. Most of its cash resources were used to payment to related parties, payment to suppliers, the procurement of vehicles, the procurement of equipment and property, and payments for payroll and rental expenses, etc. We begin to generate revenue in 2023 and 2024, and we are exploring new revenue streams and diversifying products or service offerings. We have entered into a joint venture agreement with W Motors Automotive Group Holding Limited on January 14, 2024 to form a joint venture company engaging in a wide range of automotive related businesses. Our future operations are dependent upon equity or debt financing and our ability to generate profits through operations at an indeterminate time in the future. In addition, we will need to maintain its operating costs at a level through strictly cost control and budget to ensure operating costs will not exceed such aforementioned sources of funds in order to continue as a going concern for a period within one year after the issuance of our consolidated financial statements. We cannot assure that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term. Our financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

Year ended December 31, 2022 compared with year ended December 31, 2021

The following table sets forth a summary of our cash flows for the periods presented.

	For the years ended
	December 31,
	2022	2021
Net cash used in operating activities	$(178,011,740)	$(6,106,873)
Net cash used in investing activities	(6,835,395)	(21,703)
Net cash provided by financing activities	393,209,646	6,182,150
Effect of exchange rate changes	3,586,665	609
Net increase in cash and cash equivalents and restricted cash	211,949,176	54,183
Cash and cash equivalents and restricted cash at beginning of the year	60,497	6,314
Cash and cash equivalents and restricted cash at end of the year	$212,009,673	$60,497

Operating Activities

Net cash used in operating activities in 2022 was US$178.0 million. The difference between our net loss of US$48.2 million and the net cash used in operating activities was primarily due to changes in assets and liabilities, which is primarily due to an increase in PIPE escrow account of US$100.0 million, a decrease in amounts due to related parties of US$11.5 million, a decrease in accrued expenses and other current liabilities of US$11.5 million, and an increase in prepaid expenses and other current assets of US$11.4 million. The principal adjustments to reconcile our net loss to our net cash used in operating activities was interest expenses on PIPE escrow account of US$3.9 million, share-based compensation expenses of US$3.2 million, loss of impairment on investments of US$3.0 million, individual income tax expenses of settlement of employee lawsuits of US$1.5 million, and gain on settlement of payables associated with litigations of US$1.1 million.

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

Financing Activities

Net cash flows provided by financing activities was US$393.2 million in 2022, primarily attributable to proceeds from PIPE of US$400.0 million, loan proceeds from related parties of US$7.4 million, and proceeds from execution of warrants of US$6.7 million, partially offset by payments of offering cost US$15.1 million and repayments of loan from a third party of US$6.1 million.

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

Investment commitment

We are committed to invest in affiliates of Hainan Union Management Co., Ltd (“Hainan Union”), within two years from November 11, 2022, with an amount of US$5 million, pursuant to an agreement signed in August 2022 with Hainan Union. As of December 31, 2022, we have not fulfilled the investment commitment. As of the issuance date of the consolidated financial statements, we do not make any investment into Hainan Union.

Contingencies

As of December 31, 2022, Tianjin Jinghong Investment Development Group Co., Ltd. (“Jinghong”) filed proceedings with us. There was a verdict on July 20, 2023 that we were ordered to bear the following obligation: (a) equity transfer consideration of RMB97.4 million, (b) disbursement of RMB55.1 million, (c) accrued interest based on the total amount of RMB152.5 million at the loan prime rate of People’s Bank of China for the period from May 18, 2022 to the date Tianjin Group settle the payment, and (d) the litigation fee and all other relevant expenses of RMB0.8 million. Tianqi Group raised a counterclaim to the court, and a final judgement was rendered on November 1, 2023, which upheld the original judgement of the first instance on July 20, 2023. Such obligation was recognized in 2023. Please see Note 21 Commitments and Contingencies in this annual report for details.

Through the issuance date of our consolidated financial statements, China Renaissance Securities (Hong Kong) Limited, Linklaters LLP, Loop Capital Markets LLC, Tianjin Geological Engineering Survey and Design Institute Co., Limited and two employees filed proceedings with us. Both of the case of China Renaissance Securities (Hong Kong) Limited and Linklaters LLP were settled as of the issuance date of our consolidated financial statements. As of December 31, 2022, we considered the possibility that we need to bear the obligation of the payment requested by Loop Capital and the two employees is less likely than not. Please see Note 23 Subsequent events in this annual report for details.

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

As of the issuance date of the consolidated financial statements, as market value of the Pledged Shares could cover the shortage of 200% of US$5 million, we consider the possibility of us to bear the loss contingency remote. As of the issuance date of the consolidated financial statements, the guarantee is expired and we have not made any payment to Hainan Union on behalf of Vision Path.

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

Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on aging analyses of receivable balances, historical bad debt rates, repayment patterns and credit worthiness. We recorded an allowance for doubtful accounts of nil, nil and $1,129,993 for the years ended December 31, 2022, 2021 and 2020, respectively. We wrote off bad debt provision of $321,100, nil and $1,129,993, respectively, for the years ended December 31, 2022, 2021 and 2020, since all means of collection have been exhausted and the potential for recovery is considered remote.

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

The material weaknesses identified relate to (i) our company’s lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements, including disclosure notes, in accordance with U.S. GAAP and SEC financial reporting requirements, (ii) our company’s lack of period end financial closing policies and procedures for preparation of consolidated financial statements, including disclosure notes, which are in compliance with U.S. GAAP and relevant SEC financial reporting requirements, (iii) our company’s lack of internal file management procedures and an effective record management system which causes the deficiency in liability recording and cut-off evaluation process, and (iv) our company’s lack of sufficient approval process for expenditures. The deficiency may result in material errors going unnoticed or unauthorized transactions being processed.

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

We have evaluated subsequent events through the date of issuance of the consolidated financial statements, except for the events mentioned above, and did not identify any subsequent events with material financial impacts on our consolidated financial statements except as disclosed in Note 23 Subsequent events.

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

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related party transactions.

The related party transactions for the years ended December 31, 2022, 2021 and 2020 are identified as follows:

(1)	Related parties with transactions and related party relationships

The table below sets forth the related parties and their relationships with the Company:

No.	Name of Related Parties	Relationship
1	ICONIQ (Tianjin) New Energy Technology Research Institute (“ICONIQ Institute”)	Controlled by the Company’s CEO, Mr. Nan Wu (100%)
2	Magic Minerals Limited (“Magic”)	Shareholder of the Company
3	My Car (Shenzhen) Technology Co., Ltd. (“My Car”)	A company which the Company’s CEO, Mr. Nan Wu holds 25.3% equity interest
4	Shenzhen Yinghehuicheng Investment Center (Limited Partnership) (“Shenzhen Yinghehuicheng”)	A company controlled by a shareholder of the Company, and also a non-controlling shareholder of Tianqi Group
5	Tianjin Tuoda Enterprise Management Service Co., Ltd. (“Tianjin Tuoda”)	A company controlled by a group of shareholders of the Company, and also a non-controlling shareholder of Tianqi Group
6	Mr. Nan Wu	Shareholder of the Company
7	Al Ataa	Shareholder of the Company
8	Vision Path	Shareholder of the Company
9	Muse Limited	A company 100% held by Mr. Nan Wu

The Company had the following significant related party transactions for the years ended December 31, 2022, 2021 and 2020:

	For the years ended December 31,
Nature	2022	2021	2020
Expense paid by the related parties on behalf of the Group
– My Car (i)	$(2,450,974)	$(135,248)	$-
– Mr. Nan Wu (ii)	(960,406)	-	-
– ICONIQ Institute	(36,560)	(234,587)	-
– Tianjin Tuoda	-	(123,038)	(122,844)
Expenses paid by the Group on behalf of a related party
– Tianjin Tuoda (iv)	6,082,991	-	-
Loan proceeds from related parties
– Vision Path	(5,045,326)	-	-
– Mr. Nan Wu (ii)	(2,358,579)	-	-
– Magic	-	(6,151,351)	-
Payments to related parties
– Magic (iii)	6,394,219	-	-
– Tianjin Tuoda (iv)	7,238,074	-	-
– My Car (i)	5,758,483	-	-
Magic loan repaid by related parties on behalf of the Group
– Mr. Nan Wu	(3,337,792)	-	-
– My Car	(3,056,427)	-	-
Collection of loan to a related party
– Tianjin Tuoda (iv)	(5,762,653)	-	-
– ICONIQ Institute	(77,973)	-	-
Commission fee to a related party
– Tianjin Tuoda (iv)	(13,000,000)	-	-
Loan to a related party
– My Car (i)	1,489,853	-	-
The claim on My Car transferred to Mr. Nan Wu
– Mr. Nan Wu (i)	(1,489,853)
Interest expenses of loan from a related party
– Magic	(84,218)	(430,778)	-
Accrued financial expenses to PIPE Investor
– Al Ataa (see Note 8 PIPE escrow account for details)	(3,863,014)	-	-
Advance petty cash to a related party
– Tianjin Tuoda (iv)	-	-	131,148
– ICONIQ Institute	-	352,509	-
Share-based compensation
– Muse Limited	$3,197,050	$-	$-

(2)	Related party balances

The Company had the following related party balances with the related parties mentioned above:

	As of December 31,
	2022	2021
Amounts due from related parties:
– Tianjin Tuoda (iv)	$-	$6,084,940
– ICONIQ Institute	-	120,938
Total	$-	$6,205,878
Amounts due to related parties, current:
– Mr. Nan Wu (ii)	$5,114,224	$-
– Al Ataa (see Note 8 PIPE escrow account for details)	3,863,014	-
– Shenzhen Yinghehuicheng	681,436	737,533
– Tianjin Tuoda (iv)	3,792	-
– Magic (iii)	-	6,662,900
– My Car (i)	-	141,477
Amounts due to related parties, non-current:
– Vision Path (v)	4,922,287	-
Total	$14,584,753	$7,541,910

(i)	In 2022, My Car paid loan and expenses on behalf of the Group totaled $5.5 million and the Group repaid $5.8 million. The Group provided loan to My Car of $1.5 million which was transferred to Mr. Nan Wu from My Car, as a result, the balance of amounts due from My Car as of December 31, 2022 was nil.

(ii)	In 2022, Mr. Nan Wu paid loan and expenses on behalf of the Group totaled $4.3 million, net off the expenses the Group paid for Mr. Nan Wu. Mr. Nan Wu also provided interest-free loans of $2.4 million to the Group for ordinary operations in 2022.

(iii)	In 2021, Magic provided short-term loans totalled $6.2 million to the Group, at an interest rate of 12% per annum. Half of the principal amount of the loans would mature in March 2022 and the rest in April 2022. In 2022, My Car and Mr. Nan Wu repaid loan and interest on behalf of the Group to Magic in full.

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

The Group paid $6.1 million of expenses on behalf of Tianjin Tuoda, of which $3,792 remained due to Tianjin Tuoda as of December 31, 2022.

(v)	In August 2022, Vision Path, the Group and Hainan Union Management Co., Ltd (“Hainan Union”) entered into a share transfer agreement. Under the agreement, Vision Path would sell its shares of the Group to Hainan Union with an amount of US$5.0 million and provided the amount to the Group as an interest-free loan for two years to support the Group’s normal operations. Among them, US$3.0 million would be due on August 24, 2024 and the rest would be due on September 27, 2024. As of the date the issuance of the consolidated financial statements, the amount is due and the Group does not make any payment to Vision Path. The Group provided a guarantee with joint liability of Vision Path’s contingent repayment, see Note 21 Commitments and contingencies for details.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

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

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

●	either (a) the shares are readily tradable on an established securities market in the United States, or (b) NWTN is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

●	NWTN is neither a PFIC (as discussed below”— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for NWTN’s in any taxable year in which the dividend is paid or the preceding taxable year;

●	the U.S. Holder satisfies certain holding period requirements; and

●	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

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

	December 31, 2022	December 31, 2021
Audit fees	$360,000	$300,000
Total	$360,000	$300,000

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by AssentSure PAC, our independent registered public accounting firm, for the periods indicated.

December 31, 2022
Audit fees	$200,000
Total	$200,000

Item 16D. Exemptions form the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

On January 9, 2025, the audit committee of the Company dismissed Marcum Asia as its independent registered public accounting firm. Marcum Asia’s report on the financial statements for the years end December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle, except for an explanatory paragraph regarding the change in accounting principles. However, as described below, the financial statements on which the report was issued contained errors and should not be relied upon.

During the two most recent fiscal years ended December 31, 2022 and through the subsequent Interim Period up to and including the date of Marcum Asia’s dismissal, there were no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Marcum Asia, would have caused them to make reference to the subject matter of the disagreement in connection with their report on the Company’s financial statements for those periods. Other than as described below, there were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two fiscal years ended December 31, 2022 and 2021 or in the subsequent period up to and including the date of Marcum Asia’s dismissal.

As disclosed in the Company’s report on Form 6-K filed on July 22, 2024, the audit committee and the management of the Company, after discussion with Marcum Asia, concluded that the audited financial statements for the year ended December 31, 2022, which were included in the Original Form 20-F, and the unaudited financial statements for the six months ended June 30, 2023 should no longer be relied upon and should be restated to reflect the appropriate accounting treatment for seven shareholders’ borrowings from the Company to satisfy their guarantee obligations at the Affected Periods under the Al Ataa Agreements.

As disclosed in the Original Form 20-F, the Company had material weaknesses in its internal controls over financial reporting relating to (i) a lack of full-time accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting and compliance requirements and (ii) a lack of an effective review by management for the year end accounting close and reporting. The errors in the Company’s financial statements for the Affected Periods were largely attributable to weak controls at the time when the Al Ataa Agreements became effective. The Company has also determined that its internal control over financial reporting was not effective as of December 31, 2023 and is in the process of implementing a remediation plan to address its control deficiencies.

The Company has provided a copy of the foregoing disclosures to Marcum Asia and requested that Marcum Asia furnish it with a letter addressed to the SEC stating whether Marcum Asia agrees with the above statements. A copy of Marcum Asia’s letter, dated January 13, 2025, was filed as Exhibit 16.1 to the Company’s report on Form 6-K filed with the SEC on January 14, 2025 and is filed as Exhibit 16.1 to this annual report.

On January 9, 2025, the audit committee of the Company approved the appointment of AssentSure PAC (“AssentSure”) as the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2023, 2022 and 2021 and interim six-month periods ended June 30, 2024 and 2023, subject to completion of its standard client acceptance procedures. During the two most recent fiscal years and in the subsequent interim period through the appointment of AssentSure, the Company has not consulted with AssentSure with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

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

Item 18. Financial Statements

The consolidated financial statements of NWTN Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to our Form 6-K filed on March 17, 2023).
2.1	Warrant Agreement, dated as of February 19, 2020, by and between East Stone and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of East Stone’s Form 8-K filed with the SEC on February 25, 2020).
2.2	Amendment to Warrant Agreement, dated as of November 11, 2022 (incorporated by reference to Exhibit 10.1 of NWTN’s Form 6-K filed with the SEC on November 21, 2022).
2.3	Specimen Warrant Certificate of NWTN (incorporated by reference to Exhibit 4.5 of NWTN’s Form F-4).
2.4***	Description of Securities.
4.1+	Business Combination Agreement, dated as of April 15, 2022 (incorporated by reference to Exhibit 2.1 of NWTN’s Registration Statement on Form F-4 (File No. 333-266322), initially filed with the SEC on July 26, 2022 (“Form F-4”).
4.2	Amendment to Business Combination Agreement, dated as of September 28, 2022 (incorporated by reference to Exhibit 2.1 of NWTN’s Form F-4).
4.3	Subscription Agreement dated June 15, 2022 between East Stone, NWTN and Zhejiang Jinhua Jinyi New-district Development Group Co., Ltd (incorporated by reference to Exhibit 10.19 of NWTN’s Form F-4).
4.4	Subscription Agreement dated September 23, 2022 between East Stone, NWTN and Al Ataa Investment LLC (incorporated by reference to Exhibit 10.22 of NWTN’s Form F-4).
4.5	Form of NWTN’s 2022 Equity Incentive Plan (incorporated by reference to Annex G of NWTN’s Form F-4).
4.6	Form of Seller Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of NWTN’s Form 6-K filed with the SEC on November 21, 2022).
4.7	Founders Registration Rights Agreement Amendment (incorporated by reference to Exhibit 10.3 of NWTN’s Form 6-K filed with the SEC on November 21, 2022).
4.8	Form of Non-Competition Agreement (incorporated by reference to Exhibit 10.4 of NWTN’s Form 6-K filed with the SEC on November 21, 2022).
4.9	Investment Agreement dated August 15, 2022 between ICONIQ Holding Limited and Jinhua Jinyi New Area Investment Services Co., Ltd. (incorporated by reference to Exhibit 10.17 of NWTN’s Form F-4/A filed with the SEC on August 29, 2022).
4.10	Form of Warehouse and Plot Lease between Abu Dhabi Ports Company PJSC and NWTN Technologies Industries — Sole Proprietorship L.L.C. (incorporated by reference to Exhibit 10.18 of NWTN’s Form F-4).
4.11	PIPE Subscription Agreement dated June 15, 2022 between East Stone, NWTN and Zhejiang Jinhua Jingyi New-district Development Group Co., Ltd. (incorporated by reference to Exhibit 10.19 of NWTN’s Form F-4).
4.12	Termination Agreement to April 2022 PIPE Subscription Agreement, dated on September 25, 2022, by and among East Stone, NWTN and April PIPE Investor (incorporated by reference to Exhibit 10.20 of NWTN’s Form F-4).
4.13	Termination Agreement to August 2022 PIPE Subscription Agreement, dated on September 25, 2022, by and among East Stone, NWTN and August PIPE Investor (incorporated by reference to Exhibit 10.20 of NWTN’s Form F-4).
4.14	Termination Agreement to August 2022 PIPE Subscription Agreement, dated on September 25, 2022, by and among East Stone, NWTN and August PIPE Investor (incorporated by reference to Exhibit 10.21 of NWTN’s Form F-4).
4.15	PIPE Subscription Agreement dated September 23, 2022 between East Stone, NWTN and Al Ataa Investment LLC (incorporated by reference to Exhibit 10.22 of NWTN’s Form F-4).
4.16	NWTN Inc. 2022 Equity Incentive Plan (incorporated by reference to Annex G of NWTN’s Form F-4).

Exhibit Number	Description
4.17***	Limited Term Employment Contract, dated March 1, 2022, by and between ICONIQ Green Technology FZCO and Alan Nan WU
4.18***	Limited Term Employment Contract, dated March 1, 2022, by and between ICONIQ Green Technology FZCO and Peter Jianfeng CHEN
4.19***	Limited Term Employment Contract, dated March 1, 2022, by and between ICONIQ Green Technology FZCO and Howard Shixuan YU
8.1	List of subsidiaries of NWTN (incorporated by reference to Exhibit 21.1 of NWTN’s Form F-4).
12.1*	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter of Marcum Asia CPAs LLP, dated January 13, 2025 (incorporated by reference to Exhibit 16.1 of our report on Form 6-K filed with the SEC on January 14, 2025).
101.INS*	Inline XBRL Instance Document
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.
***	Previously filed.

+	The exhibits and schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K and certain personally identifiable information in this exhibit have also been omitted pursuant to Item 601(a)(6) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NWTN Inc.

By:	/s/ Alan Nan Wu
Alan Nan Wu
Chief Executive Officer, Executive Director and Chairman

Date: March 28, 2025

NWTN INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of NWTN Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NWTN Inc. (the “Company”) as of December 31, 2022, and 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming that NWTN Inc. will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant operating losses, negative cash flows from operations, and has an accumulated deficit as of December 31, 2022. These conditions, along with the Company’s reliance on external financing and exposure to ongoing litigation and guarantee obligations, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Restatement of 2022 Financial Statements

As discussed in Note 22 to the consolidated financial statements, the Company has restated its consolidated financial statements as of and for the year ended December 31, 2022. The restatement was made to correct various accounting errors identified during the year ended December 31, 2022. As a result, previously reported amounts in the consolidated balance sheets, statements of operations and comprehensive loss, statements of changes in shareholders’ equity (deficit), and statements of cash flows have been revised. Our opinion is not modified with respect to this matter.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for lease in year ended December 31, 2022, due to the adoption of Accounting Standards Codification Topic 842, Leases, as amended, effective January 1, 2022, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Assentsure PAC

Singapore

March 28, 2025

We have served as the Company’s auditor since 2025.

PCAOB ID Number 6783

NWTN INC
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2021
	Restated
Assets
Current assets:
Cash and cash equivalents	$211,863,630	$21,301
Restricted cash	146,043	39,196
Advance to suppliers, net	1,440,000	-
Inventories	2,106,957	-
Deferred offering costs	-	284,660
Prepaid expenses and other current assets	24,722,060	7,315,190
Amounts due from related parties	-	6,205,878
Total current assets	240,278,690	13,866,225

Non-current assets:
Property and equipment, net	1,657,466	33,476
Intangible assets, net	6,569	-
Operating lease right-of-use asset, net	5,328,786	-
PIPE escrow account	100,000,005	-
Long-term investment	-	-
Total non-current assets	106,992,826	33,476

TOTAL ASSETS	$347,271,516	$13,899,701

Liabilities
Current liabilities:
Accounts payable	4,911,590	8,106,757
Loans from a third party	16,818,419	25,391,607
Warrant liabilities	500,662	-
Amounts due to related parties	9,662,466	7,541,910
Accrued expenses and other current liabilities	33,096,002	28,347,242
Lease liabilities, current	1,549,725	-
Total current liabilities	66,538,864	69,387,516

Non-current liabilities:
Amounts due to a related party, non-current	4,922,287	-
Lease liabilities, non current	3,920,806	-
Total non-current liabilities	8,843,093	-

TOTAL LIABILITIES	75,381,957	69,387,516

Shareholders’ equity
Class A Ordinary shares* (par value of US$0.0001 per share; 100,000,000 and 100,000,000 Class A Ordinary Shares authorized, as of December 31, 2022 and 2021, respectively; 32,715,010 and 32,715,010 Class A Ordinary Shares issued and outstanding as of December 31, 2022 and 2021, respectively)	3,272	3,272
Class B Ordinary Shares* (par value of US$0.0001 per share; 400,000,000 and 400,000,000 Class B Ordinary Shares authorized, as of December 31, 2022 and 2021, respectively; 253,470,511 and 207,314,707 Class B Ordinary Shares issued and outstanding as of December 31, 2022 and 2021, respectively)	25,346	20,731
Subscription receivables	(575,587)	(2,717)
Additional paid-in capital	576,820,410	208,989,097
Accumulated deficit	(299,219,980)	(251,515,328)
Accumulated other comprehensive loss	(2,585,643)	(10,035,875)
NWTN Shareholders’ equity/(deficit)	274,467,818	(52,540,820)
Non-controlling interests	(2,578,259)	(2,946,995)
Total Shareholders’ equity/(deficit)	271,889,559	(55,487,815)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)	$347,271,516	$13,899,701

*	Shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

NWTN INC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2021	2020
	Restated
Net revenue	$-	$-	$-
Cost of revenues	-	-	-
Gross profit	-	-	-
Operating expenses:
General and administrative expenses	(23,588,541)	(10,041,684)	(9,041,982)
Selling expenses	(1,557,360)	-	-
Research and development expenses	(15,900,139)	(724,700)	(1,860,923)
Total operating expenses	(41,046,040)	(10,766,384)	(10,902,905)
Loss from operations	(41,046,040)	(10,766,384)	(10,902,905)
Other loss:
Other income (expenses), net	266,775	(318,392)	(413,217)
Interest expenses, net	(36,767)	(1,980,044)	(1,333,629)
Financial expenses	(4,216,187)	-	-
Loss of impairment on investments	(2,959,443)
Changes in fair value of warrant liabilities	(238,137)	-	-
Investment loss	(12,767)	-	-
Total other loss	(7,196,526)	(2,298,436)	(1,746,846)

Loss before income tax provision	(48,242,566)	(13,064,820)	(12,649,751)
Income tax provision	(9)	-	-
Net loss	$(48,242,575)	$(13,064,820)	$(12,649,751)
Less: Net loss contributed to noncontrolling interests from continuing operations	(537,923)	(675,869)	(737,560)
Net loss attributable to shareholders	(47,704,652)	(12,388,951)	(11,912,191)
Other comprehensive loss
Foreign currency translation gain/(loss)	7,635,437	(5,076,180)	(12,947,493)
Total comprehensive loss	$(40,607,138)	$(18,141,000)	$(25,597,244)
Loss per ordinary share attributable to shareholders
Basic and Diluted	(0.19)	(0.05)	(0.05)
Weighted average number of ordinary shares outstanding
Basic and Diluted	245,883,447	240,029,717	240,029,717

The accompanying notes are an integral part of these consolidated financial statements.

NWTN INC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Subscription	Additional paid-in	Accumulated	Accumulated other comprehensive	Total Company’s	Non-controlling	Total shareholders’
	Share	Amount	Share	Amount	receivables	capital	deficit	income	(deficit)/equity	interests	(deficit)/equity
		USD		USD	USD	USD	USD	USD	USD	USD	USD
Balance as of December 31, 2019	32,715,010	$3,272	207,314,707	$20,731	$(33,516)	$48,995,465	$(227,214,186)	$6,889,950	$(171,338,284)	$(11,092,138)	$(182,430,422)
Net loss	-	-	-	-	-	-	(11,912,191)	-	(11,912,191)	(737,560)	(12,649,751)
Foreign currency translation adjustment	-	-	-	-	-	-	-	(12,162,094)	(12,162,094)	(785,399)	(12,947,493)
Balance as of December 31, 2020	32,715,010	$3,272	207,314,707	$20,731	$(33,516)	$48,995,465	$(239,126,377)	$(5,272,144)	$(195,412,569)	$(12,615,097)	$(208,027,666)
The acquisition of non-controlling interests	-	-	-	-	-	(2,854,124)	-	-	(2,854,124)	2,832,155	(21,969)
Issuance of ordinary shares	-	-	-	-	30,799	-	-	-	30,799	-	30,799
Conversion of convertible debt	-	-	-	-	-	162,847,756	-	-	162,847,756	7,824,265	170,672,021
Net loss	-	-	-	-	-	-	(12,388,951)	-	(12,388,951)	(675,869)	(13,064,820)
Foreign currency translation	-	-	-	-	-	-	-	(4,763,731)	(4,763,731)	(312,449)	(5,076,180)
Balance as of December 31, 2021	32,715,010	$3,272	207,314,707	$20,731	$(2,717)	$208,989,097	$(251,515,328)	$(10,035,875)	$(52,540,820)	$(2,946,995)	$(55,487,815)
Net loss	-	-	-	-	-	-	(47,704,652)	-	(47,704,652)	(537,923)	(48,242,575)
Foreign currency translation	-	-	-	-	-	-	-	7,450,232	7,450,232	185,205	7,635,437
Shareholder contribution	-	-	-	-	2,717	-	-	-	2,717	-	2,717
Reverse recapitalization	-	-	6,532,646	653	-	(8,356,772)	-	-	(8,356,119)	-	(8,356,119)
Equity financing through PIPE	-	-	38,986,354	3,898	-	399,996,102	-	-	400,000,000	-	400,000,000
Offering costs	-	-	-	-	-	(33,606,796)	-	-	(33,606,796)	-	(33,606,796)
Execution of warrants to ordinary shares	-	-	636,804	64	(575,587)	7,323,183	-	-	6,747,660	-	6,747,660
The acquisition of non-controlling interests	-	-	-	-	-	(721,454)	-	-	(721,454)	721,454	-
Share-based compensation	-	-	-	-	-	3,197,050	-	-	3,197,050	-	3,197,050
Balance as of December 31, 2022 (Restated)	32,715,010	$3,272	253,470,511	$25,346	$(575,587)	$576,820,410	$(299,219,980)	$(2,585,643)	$274,467,818	$(2,578,259)	$271,889,559

*	Shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

NWTN INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2021	2020
	Restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(48,242,575)	$(13,064,820)	$(12,649,751)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	44,682	16,153	61,178
Amortization of operating lease right-of-use asset	703,904	-	-
Loss of impairment on investments	2,959,443	-	-
Changes in fair value of warrant liabilities	238,137	-	-
Investment loss	12,767
Loss on disposal of property and equipment	-	-	43,541
Provision for doubtful accounts	-	-	1,129,993
Financial expenses on PIPE	3,863,014	-	-
Gain on settlement of amounts due to a related party	-	(62,008)	-
Gain on settlement of loans from a third party	(658,092)	-	-
Gain on settlement of payables associated with litigations	(1,053,395)	-	-
Individual income tax expenses of settlement of employee lawsuits	1,498,421	-	-
Share-based compensation	3,197,050	-	-
Changes in assets and liabilities:
Advance to supplier	(1,475,995)	-	30,234
Deferred offering costs	-	(281,209)	-
Inventories, net	(1,670,193)	-	-
Prepaid expenses and other current assets	(11,412,275)	437,536	1,378,411
Amounts due from related parties, net	-	5,116	(8,304)
PIPE escrow account	(100,000,005)	-	-
Operating lease	(563,907)	-	-
Accounts payable	(2,456,329)	249,167	124,945
Accrued expenses and other current liabilities	(11,489,688)	6,022,652	9,226,781
Amounts due to related parties	(11,506,704)	570,540	-
Net cash used in operating activities	(178,011,740)	(6,106,873)	(662,972)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,207,225)	-	-
Proceeds on disposal of property and equipment	-	-	266,982
Purchases of intangible asset	(6,733)	-	-
Cash consideration for purchase of non-controlling interests	-	(21,703)	-
Loan to a related party	(1,489,853)	-	-
Collection of loan to related parties	5,840,626	-	-
Loan to a third party	(7,000,000)	-	-
Purchases of long-term investments	(2,972,210)	-	-
Net cash (used in)/provided by investing activities	(6,835,395)	(21,703)	266,982

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan proceeds from related parties, current	2,358,579	6,151,351	-
Loan proceeds from related parties, noncurrent	5,045,326
Repayments of loan from a related party	-	-	-
Proceeds from convertible debt	2,229,157	-	-
Repayments of convertible debt	(2,229,157)	-	-
Loan proceeds from third parties	272,413	-	217,259
Repayments of loan from a third party	(6,149,837)	-	-
Payments of offering cost	(15,076,006)	-	-
Proceeds from issuance of ordinary shares	2,717	30,799	-
Cash acquired on reverse recapitalization	8,794	-	-
Proceeds from PIPE	400,000,000	-	-
Proceeds from execution of warrants	6,747,660	-	-
Net cash provided by financing activities	393,209,646	6,182,150	217,259

Effect of exchange rate changes	3,586,665	609	1,876

Net increase in cash and cash equivalents	211,949,176	54,183	(176,855)
Cash and cash equivalents and restricted cash, at beginning of the period	60,497	6,314	183,169
Cash and cash equivalents and restricted cash, at end of the period	$212,009,673	$60,497	$6,314

SUPPLEMENTAL DISCLOSURE OF NON CASH FLOW INFORMATION:
Repayments of Magic loan by Mr. Nan Wu	$3,337,792	$-	$-
Repayments of Magic loan by My Car	3,056,427	-	-
Expenses paid by the Company on behalf of related parties	6,082,991	-	-
Expenses paid by related parties on behalf of the Company	3,223,553	-	-
The claim on My Car transferred to Mr. Nan Wu	1,489,853	-	-
Settlement of Puluo Debts (Note 18)	$-	$168,661,251	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$84,218	$-	$-

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

As of December 31, 2022, the details of the Company’s subsidiaries are as follows.

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

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. GOING CONCERN

As of December 31, 2022, the Group had cash and cash equivalents and restricted cash of a total of US$ 211.9 million and had restricted cash of US$0.1 million as of December 31, 2022. The restricted cash primarily represents bank deposits due to legal disputes. The Group’s net cash flow used in operating activities for the years ended December 31, 2022, 2021 and 2020 were US$ 178.0 million, US$6.1 million and US$0.7 million. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

The Group’s principal source of cash came from PIPE investors. Most of its cash resources were used to payment to related parties, payment to suppliers, the procurement of vehicles, the procurement of equipment and property, and payments for payroll and rental expenses, etc. The Group begins to generate revenue in 2023 and 2024, and the Group is exploring new revenue streams and diversifying products or service offerings. The Group has entered into a joint venture agreement with W Motors Automotive Group Holding Limited on January 14, 2024 to form a joint venture company engaging in a wide range of automotive related businesses. The Group’s future operations are dependent upon equity or debt financing and its ability to generate profits through operations at an indeterminate time in the future. In addition, the Group will need to maintain its operating costs at a level through strictly cost control and budget to ensure operating costs will not exceed such aforementioned sources of funds in order to continue as a going concern for a period within one year after the issuance of its consolidated financial statements. The Group cannot assure that it will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term. The Group’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Group be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

(b) Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, assessment for impairment of long-term investments, long-lived assets and intangible assets, provision for doubtful accounts, warrant liabilities as well as the realization of deferred income tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(d) Restricted cash

Restricted cash consists of litigation frozen deposits.

(e) Deferred offering costs

Deferred offering costs consist of legal, underwriting fees and other costs incurred through the balance sheet date that are directly related to (i) the business combination among East Stone Acquisition Corporation, Navy Sail International Limited, NWTN Inc., Muse Merger Sub I Limited, Muse Merger Sub II Limited and the Company and (ii) the issuance of Class B ordinary shares to third parties. These costs, together with the underwriting discounts and commissions, were $33.6 million on the Closing and charged to additional paid-in capital in permanent equity.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f) Inventories

Inventories, consisting of smart electric vehicles purchased by the company, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. No inventory write-down was recorded for the year ended December 31, 2022.

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

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive loss.

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

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group makes an assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date.

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

The Group’s financial assets and liabilities primarily include cash and cash equivalent, amounts due from related parties, other receivables (included in prepayments and other current assets), equity investments, accounts payable, loan from a third party, warrant liabilities, amounts due to related parties, and other payables (included in accrued expenses and other current liabilities).

The warrant liabilities and certain equity investments are measured at fair value on a recurring basis using significant unobservable inputs and are therefore classified within Level 3 of the fair value hierarchy in accordance with ASC 820.

The Group’s non-financial assets, such as property and equipment as well as intangible assets, would be measured at fair value only if they were determined to be impaired.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table details the fair value measurements of liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of December 31 and November 11, 2022 (the Closing Date which the Group acquired warrants from Business Combination).

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

	Private Warrants	Representative Warrants
Fair value as of December 31, 2021	$-	$-
Acquired from the Business Combination	62,346	200,179
Change in fair value	38,944	199,193
Fair value as of December 31, 2022	$101,290	$399,372

The changes for Level 3 items measured at fair value on a recurring basis using significant unobservable inputs are as follows:

	Private and Representative Warrants outstanding as of November 11, 2022	Private and Representative Warrants outstanding as of December 31, 2022
Expected term (in years)	5.00	4.86
Volatility	14.94%	-
Risk-free interest rate	4.12%	4.03%
Dividend yield	0.00%	0.00%

(l) Warrants

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

Management evaluates all of its financial instruments, including issued warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. In accordance with ASC 825-10 “Financial Instruments”, offering costs attributable to the issuance of the warrant liabilities are recognized in the consolidated statement of operations and comprehensive loss as incurred.

The Group issued 350,000 Private Warrants, 690,000 Representative Warrants and 13,800,000 Public Warrants in connection with its Transaction. The Public Warrants met the criteria for equity classification and are recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination. The Private Warrants contain exercise and settlement features that may change with a change in the holder, which precludes the Private Warrants from being indexed to the Company’s own stock. For Representative Warrants, net cash settlement is assumed under ASC 815-40 as the Company is required to deliver registered shares to the purchasers of Representative Warrants. Therefore, both the Private Warrants and the Representative Warrants are recognized as warrant liabilities on the Consolidated Balance Sheet at fair value, with subsequent changes in fair value recognized in the Consolidated Statement of Operations and Comprehensive Loss at each reporting date until exercised.

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

(s) Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to $0.7 million, $0.4 million and $0.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

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

The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in shareholders’ equity/(deficit). Gains and losses from foreign currency transactions are included in the financial expenses in consolidated statements of operations and comprehensive loss.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of December 31,
Balance sheet items, except for equity accounts	2022	2021
US$ against RMB	6.8972	6.3726
US$ against AED	3.6722	Not applicable	*

	For the years ended December 31,
Items in the statements of operations and comprehensive loss, and statements of cash flows	2022	2021		2020
US$ against RMB	6.7290	6.4508		6.9042
US$ against AED	3.6709	Not applicable	*	Not applicable	*

*	The companies that use AED as their functional currencies are not established until 2022, thus the currency exchange rates are not applicable as of and for the year ended December 31, 2021 and 2020.

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

Geographic information

The majority of the Group’s long-lived assets as of December 31, 2022 and 2021, were located in the Mainland China, the United States, the United Arab Emirates. The following table sets forth the disaggregation of the Groups long-lived assets by geographic area:

	As of December 31,
	2022	2021
The United States	$100,293,638	$-
The United Arab Emirates	5,483,789	-
Mainland China	1,215,399	33,476
Total	$106,992,826	$33,476

Long-lived assets as presented above include property and equipment, intangible assets, and right-of-use assets. The disclosure also includes certain non-tangible and financial assets (e.g., PIPE escrow account) for informational purposes, although these are not classified as long-lived assets under ASC 280. The significant change in the United States was primarily contributed to the increase in the amount of PIPE escrow account (see note 8 PIPE escrow account for details).

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

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group does not expect that the adoption of ASU 2023-07 will have a material impact on its consolidated financial statements disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025.

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

4. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2022	2021
Smart electric vehicles	$2,106,957	$-

No inventory write-down was recorded for the year ended December 31, 2022, while there was no inventories as at December 31, 2021 and 2020.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2022	2021
Loan to third parties (i)	$7,000,000	$-
Receivable from a third party (ii)	3,800,000	-
Prepaid expenses (iii)	9,061,895	53,919
Advance to a third-party individual (iv)	2,000,000	-
Deposit	1,494,588	124,618
Deductible input VAT	1,185,903	6,881,223
Advance to staff	165,288	255,430
Others	14,386	-
Total	$24,722,060	$7,315,190

(i)	In 2022, the Group provided an interests-free loan of $1.0 million to a shareholder, who held 4.3% equity interests of NWTN could not significantly influence the Group thus was considered as a third party, and an interests-free loan of $6.0 million to a third party, for their ordinary operations. These loans would be due in October through December 2023.

(ii)	In 2022, the Group engaged a third party for marketing services with a total consideration of $6.0 million. The Group wrongly prepaid $3.8 million of the consideration to another third party, which was collected by the Group in January 2023.

(iii)	Prepaid expenses primarily consisted of directors’ and officers’ insurance expenses to be amortized within a year and prepaid commission expenses for financing services as of December 31, 2022.

(iv)	In 2022, the Group engaged a shareholder, who held 0.4% equity interests of NWTN could not significantly influence the Group thus was considered as a third party as of December 31, 2022, and is experienced in investing and financing for investment and financing consulting for the period from January 2023 to January 2024. In 2022, the Group paid an amount of $2 million to this individual as prepayment, which would be expensed as the services provided to the Group.

The Group recorded bad debt expense of $321,100, nil and $1,129,993 for the years ended December 31, 2022, 2021 and 2020, respectively. The Group wrote off allowance for doubtful debt of $144,986, nil and $1,129,993, respectively, for the years ended December 31, 2022, 2021 and 2020.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2022	2021
	Restated
Vehicles held for use	$515,068	$-
Production facilities	376,929	-
Electronic equipment	177,684	71,968
Battery and charging swap infrastructure	68,416	-
Furniture	45,524	-
Construction in process*	553,730	-
Less: accumulated depreciation**	(79,885)	(38,492)
Property and equipment, net	$1,657,466	$33,476

*	The production facility for transportation was constructed in progress, and was completed in January 2023.

**	Construction in process is not included in accumulated depreciation because it is not depreciated before completion.

Depreciation expenses were $44,682, $13,508 and $39,573 for the years ended December 31, 2022, 2021 and 2020, respectively. No impairment was made for the years ended December 31, 2022, 2021 and 2020.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

7. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2022	2021
Software	$43,254	$46,814
Trademark	6,569	-
Less: accumulated amortization	(43,254)	(46,814)
Intangible assets, net	$6,569	$-

Amortization expenses were nil, $2,645 and $21,605 for the years ended December 31, 2022, 2021 and 2020, respectively.

8. PIPE ESCROW ACCOUNT

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

In addition, NWTN, FIRST ABU DHABI BANK PJSC (the “Escrow Agent”), and an affiliate entity of PIPE Investor entered into an Escrow Agreement. Pursuant to the Escrow Agreement, NWTN should open an account (the “Escrow Account”) and credit the sum of US$100 million (the “Escrow Amount”) into the Escrow Account as cash pledge for the disbursements stated in the agreements. Pledgor is the obligator of the following disbursements, if any. As of December 31, 2022, the Escrow Account was opened in the name of a subsidiary of Al Ataa, and NWTN had disbursed $100 million into the account, which presented as PIPE escrow account on the consolidated balance sheet.

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

In accordance with Codification of Staff Accounting Bulletins Topic 5: Miscellaneous Accounting – T. Accounting for Expenses or Liabilities Paid by Principal Stockholder(s) (SAB 5T), as the Pledgor is obligated to pay the 15% annual return on a semi-annual basis to the Pledgee, which should be reflected as an expense in the Group’s financial statements with a corresponding credit to contributed (paid-in) capital. The minimum 15% guaranteed annual return on Al Ataa’s holding shares is recognized as financial expenses during the execution period and the actual disbursements to Al Ataa will be recognized as additional paid-in capital as incurred.

For the year ended December 31, 2022, the financial expenses for PIPE Investor was $3.9 million, and the payment to PIPE Investor from both the Group and the Pledgors were nil. Subsequent in 2023 and 2024, the Group had paid the total financial expenses of $60 million to PIPE Investor itself in advance, while the Pledgor did not make any payment to the Group, therefore, the Group recognized amounts due from the Pledgors of $60 million and credit the amount as additional paid-in capital subsequently.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

9. LONG-TERM INVESTMENTS

Long-term investments consisted of equity investments accounted for using the equity method as follow:

	As of December 31,
	2022	2021
	Restated
Equity investments accounted for using the equity method
Shanghai OBS Culture and Technology Co., Ltd. (“Shanghai OBS”)	$-	$-

In November 2022, the Group invested US$2.9 million (RMB20 million) in Shanghai OBS, a company focusing on technical development, software development and others, in exchange for 20% equity interests. For the year ended December 31, 2022, the Group recognized the Group’s proportionate share of the equity investee’s net loss into loss in the amount of US$12,767, and recognized the loss of impairment in the amount of US$2,959,443.

10. ACCOUNTS PAYABLE

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

In 2022, the Group had paid the associated claim amount, penalty, and accrued interests in full except one of the lawsuits was withdrawn in 2022 and settled and paid in 2023. The Group was exempted from the settlement of the enforcement payables in the total amount of US$0.6 million, which was reflected as other income (expenses), net in 2022. As of December 31, 2022, the balance of accounts payable associated with lawsuits was nil.

11. LOANS FROM A THIRD PARTY

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

In 2022, Yizhong and the Group reached an instalment plan which allowed the Group to repay through August 2022 to December 2023. Considering the Group was experiencing financial difficulties and the instalment plan was offering a concession to the Group, therefore, the Group accounted for the instalment plan as a trouble debt restructuring involving a modification of debt terms. The difference of $0.7 million (RMB4.4 million) between the carrying value and the future undiscounted cash flow under the instalment plan was recognized in other income (expense), net in 2022.

Tianqi Group executed the instalment plan and repaid the accrued interests and part of the legal fees in the amount of $6.1 million (RMB41.4 million) in 2022.

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

For the year ended December 31, 2022, 1,273,608 Public Warrants were exercised with the gross proceeds of $7.3 million, of which the Company received payments of $6.7 million and the remaining $0.6 million was recorded as subscription receivables of the Consolidated Balance Sheet as of December 31, 2022. The remaining $0.6 million was subsequently received on January 3, 2023.

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

As of December 31, 2022, the remaining contractual term for the outstanding Private Warrants and Representative Warrants to purchase our common stock is 4.9 years and 2.0 years, respectively.

13. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2022	2021
	Restated
Accrued expense (i)	$18,227,643	$7,710,337
Individual income tax payable (ii)	5,114,793	517,713
Payroll payable	9,184,865	18,363,373
Borrowing from a third party	489,796	235,383
Unpaid investment (iii)	-	1,510,455
Others	78,905	9,981
Total	$33,096,002	$28,347,242

(i)	As of December 31, 2022, accrued expenses mainly consisted of unpaid offering cost of $12.2 million and other accrued expenses.

(ii)	As of December 31, 2022, the Group settled the payroll payable accumulated from 2019 to 2022 which resulted in an increase in individual income tax payable.

(iii)	In 2016, Tianqi Group entered into an investment agreement with shareholders of Shanghai Chengshi Automobile Service Co., LTD (“Shanghai Chengshi”) to obtain 100% equity interest of Shanghai Chengshi with a total consideration of $1.4 million (RMB9 million). Pursuant to the agreement, Tianqi Group was required to (a) pay $0.2 million (RMB1 million) upon signing, and (b) pay $1.2 million (RMB8 million) within three working days after the completion of registration changes with the relevant authorities, and no later than six months thereafter.

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

The balances of payroll as of December 31, 2021 that were associated with these lawsuits were $4.0 million. In determining these balances, the Group has taken into consideration of the combination of factors including but not limited to the date of these employee formal resignation, the status and balance of verdicts that have been reached as of December 31, 2021, as well as the status of settlement agreements that these employees have signed in 2022. As of December 31, 2022, all employee litigation matters were settled, and no additional obligations are expected.

As of December 31, 2022, the remaining payroll balance associated with these lawsuits was $117,409 as of December 31, 2022, which remained unpaid due to bank restrictions. The amount was fully paid in 2023.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

13. ACCRUED EXPENSES AND OTHER LIABILITIES (cont.)

Other business lawsuits

Other than discussed in Note 10 Accounts payable, as of December 31, 2021, there were 29 third parties who filed lawsuits against the Group, and the balance of loans from a third party, accrued expenses and other current liabilities associated with these lawsuits were $11.7 million.

The balance recognized in accrued expenses and other current liabilities associated with lawsuits consisted of the unpaid claim amount and accrued interests, which were determined by the court verdicts.

As of December 31, 2022, the Group had fully settled all third-party legal claims recognized in accrued liabilities and loans, except for the remaining balance due under the restructured loan with Yizhong.

14. LEASES

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

Short-term leases included lease of Tianjin offices, warehouse and others with a term of 12 months or less, which were excluded from the recognition of right-of-use assets or lease liabilities.

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

The following is a schedule of future minimum payments under the Company’s operating leases as of December 31, 2022:

USD
2023	1,597,286
2024	1,200,535
2025	1,337,565
2026	1,245,880
2027	664,469
Total lease payments	6,045,735
Less: imputed interest	(575,204)
Total operating lease liabilities, net of interest	5,470,531

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. SHARE-BASED COMPENSATION

Earnout shares

In connection with the Business Combination, each Class A Ordinary Share that is issued and outstanding before the Transaction would be cancelled and converted into the right to receive 90% of such number of NWTN’s Class A ordinary shares equal to the Exchange Ratio (defined in the Business Combination Agreement, which is 32,715,010 shares); and the contingent right to receive 10% of such number of NWTN’s Class A Ordinary Shares equal to the Exchange Ratio, which is 3,635,001 shares (the “Earnout Shares”).

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

The Company evaluated and considered that the performance condition of delivering 12 vehicles would probably be achieved by the end of 2023. Thus, the Company should recognize compensation cost for awards with performance conditions. In addition, all terms and conditions of the Earnout Shares were approved and communicated to the grantee on November 11, 2022, which is considered the grant date under ASC 718. The requisite service period should be the shortest of the explicit, implicit or derived service periods, which is determined as the period from November 11, 2022, the grant date, to December 31, 2023.

Share-based expenses recognized in general and administrative expenses was $3.2 million in 2022.

As of December 31, 2022, the performance condition was not met. Subsequently in October 2023, the performance condition of delivering 12 vehicles is achieved and the Earnout Shares was issued to Muse Limited accordingly. Thus, the Company recognized general and administrative expenses of $23.3 million in 2023.

16. TAXATION

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

16. TAXATION (cont.)

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

The following table sets forth current and deferred portion of income tax expense of the Group:

	For the years ended December 31,
	2022	2021	2020
Current income tax expense	$9	$-	$-
Deferred income tax expense	-	-	-
Total income tax expense	$9	$-	$-

Loss before provision for income tax were attributable to the following geographic locations:

	For the years ended December 31,
	2022	2021	2020
Mainland China	$20,544,956	$13,055,022	$12,649,751
Others	27,697,610	9,798	-
Total loss before income tax provision	$48,242,566	$13,064,820	$12,649,751

The following table sets forth reconciliation between the statutory income tax rate and the effective tax rates:

	For the years ended December 31,
	2022	2021	2020
Statutory income tax rate in PRC	25.0%	25.0%	25.0%
Tax effect of non-deductible items	(0.7)%	(2.7)%	(2.7)%
Tax effect of undeclared expenses	(4.7)%	-	-
Tax effect of impairment loss	(1.5)%
Tax effect of fair value changes	(0.1)%	-	-
Tax effect of share-based compensation	(1.7)%
Tax effect of income tax rate differences in jurisdictions other than the PRC	(6.1)%	-	-
Tax effect of net operating loss not applicable to carryforwards	(5.8)%	(8.3)%	-
Changes in valuation allowance	(4.4)%	(14.0)%	(22.3)%
Effective tax rate	-	-	-

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

16. TAXATION (cont.)

As of December 31, 2022 and 2021, the significant components of the deferred tax assets were summarized below:

	As of December 31,
	2022	2021
Deferred tax assets：
Net operating loss carried forward	$17,748,867	$13,163,121
State net operating loss carried forwards for US entity	254,031	-
Accrued expenses	553,354	4,590,843
Allowance for doubtful accounts	-	39,230
Total deferred tax assets	18,556,252	17,793,194
Less: valuation allowance	(18,556,252)	(17,793,194)
Deferred tax assets, net of valuation allowance	$-	$-

Rollforward of valuation allowance
Balance as of December 31, 2021	$17,793,194
Allowance made during the year	2,142,620
Effect of exchange rate differences	(1,379,562)
Balance as of December 31, 2022	$18,556,252

As of December 31, 2022, the Group had net operating loss from US entity of $3,874,200 that will be carried forward indefinitely and state net operating loss from US entity of $3,874,200 recognized in 2022 that will expire beginning in year 2042 if unused. As of December 31, 2022, the net operating loss carry forward from Mainland China will expire, if unused, as follows:

	Net operating loss carry forward due by schedule
	2023	2024	2025	2026	2027	Total
Net operating loss carry forward	20,244,602	9,508,787	2,380,115	2,692,627	28,264,822	63,090,953

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. Valuation allowance of $18,556,252, $17,793,194 and $15,565,127 had been provided as of December 31, 2022, 2021 and 2020 respectively in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

17. ORDINARY SHARES

The shareholders’ equity structures of the Company as of December 31, 2022 and 2021 have been retroactively adjusted to reflect the Business Combination Transaction completed as described in Note 1, whereby all of the Class A ordinary shares and the Class B ordinary shares of ICONIQ that were issued and outstanding immediately prior to transaction were cancelled and converted into an aggregate of 32,715,010 Class A Ordinary Shares of NWTN and an aggregate of 207,314,707 Class B ordinary shares of NWTN.

The Company was authorized to issue a total of 100,000,000 Class A ordinary shares of a par value of $0.0001 each and a total of 400,000,000 Class B ordinary shares of a par value of $0.0001 each prior to the Transaction. Each Class A ordinary share is entitled to twenty-five votes; and each Class B ordinary share is entitled to one vote. Each Class A ordinary share is convertible into one Class B ordinary share at any time at the option of holder of such Class A ordinary share. Class B Ordinary Share is not convertible into any Class A Ordinary Shares.

Upon the consummation of the Transaction, the Company issued 38,986,354 Class B ordinary shares to PIPE investors as part of the equity financing for the Business Combination. All outstanding rights prior to the Transaction were converted into 6,532,646 Class B ordinary shares at the same time.

In December 2022, the Company issued 636,804 Class B ordinary shares upon the exercise of warrants, with a total consideration of US$7.3 million. As of December 31, 2022, US$0.6 million of the consideration remained outstanding and was classified as subscription receivable on the consolidated balance sheet, which was subsequently received in January 2023.

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

As of December 31, 2022 and 2021, non-controlling interests in the consolidated balance sheet was $2,578,259 and $2,946,995, respectively.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

19. RELATED PARTY TRANSACTIONS

(a) The table below sets forth the related parties and their relationships with the Group:

No.	Name of Related Parties	Relationship
1	ICONIQ (Tianjin) New Energy Technology Research Institute (“ICONIQ Institute”)	Controlled by the Company’s CEO, Mr. Nan Wu (100%)
2	Magic Minerals Limited (“Magic”)	Shareholder of the Company
3	My Car (Shenzhen) Technology Co., Ltd. (“My Car”)	A company which the Company’s CEO, Mr. Nan Wu holds 25.3% equity interest
4	Shenzhen Yinghehuicheng Investment Center (Limited Partnership) (“Shenzhen Yinghehuicheng”)	A company controlled by a shareholder of the Company, and also a non-controlling shareholder of Tianqi Group
5	Tianjin Tuoda Enterprise Management Service Co., Ltd. (“Tianjin Tuoda”)	A company controlled by a group of shareholders of the Company, and also a non-controlling shareholder of Tianqi Group
6	Mr. Nan Wu	Shareholder and CEO of the Company
7	Vision Path Holdings Limited (“Vision Path”)	Shareholder of the Company
8	Al Ataa	Shareholder of the Company
9	Muse Limited	A company 100% held by by Mr. Nan Wu

(b) The Group had the following significant related party transactions for the years ended December 31, 2022, 2021 and 2020:

	For the years ended December 31,
Nature	2022	2021	2020
Expense paid by the related parties on behalf of the Group
– My Car (i)	$(2,450,974)	$(135,248)	$-
– Mr. Nan Wu (ii)	(960,406)	-	-
– ICONIQ Institute	(36,560)	(234,587)	-
– Tianjin Tuoda	-	(123,038)	(122,844)
Expenses paid by the Group on behalf of a related party
– Tianjin Tuoda (iv)	6,082,991	-	-
Loan proceeds from related parties
– Vision Path	(5,045,326)	-	-
– Mr. Nan Wu (ii)	(2,358,579)	-	-
– Magic	-	(6,151,351)	-
Payments to related parties
– Magic (iii)	6,394,219	-	-
– Tianjin Tuoda (iv)	7,238,074	-	-
– My Car (i)	5,758,483	-	-
Magic loan repaid by related parties on behalf of the Group
– Mr. Nan Wu	(3,337,792)	-	-
– My Car	(3,056,427)	-	-
Collection of loan to a related party
– Tianjin Tuoda (iv)	(5,762,653)	-	-
– ICONIQ Institute	(77,973)	-	-
Commission fee to a related party
– Tianjin Tuoda (iv)	(13,000,000)	-	-
Loan to a related party
– My Car (i)	1,489,853	-	-
The claim on My Car transferred to Mr. Nan Wu
– Mr. Nan Wu (i)	(1,489,853)
Interest expenses of loan from a related party
– Magic	(84,218)	(430,778)	-
Accrued financial expenses to PIPE Investor
– Al Ataa (see Note 8 PIPE escrow account for details)	(3,863,014)	-	-
Advance petty cash to a related party
– Tianjin Tuoda (iv)	-	-	131,148
– ICONIQ Institute	-	352,509	-
Share-based compensation
– Muse Limited (see Note 15 share-based compensation for details)	$3,197,050	$-	$-

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

19. RELATED PARTY TRANSACTIONS (cont.)

(c) The Group had the following related party balances with the related parties mentioned above:

	As of December 31,
	2022	2021
	Restated
Amounts due from related parties:
– Tianjin Tuoda (iv)	$-	$6,084,940
– ICONIQ Institute	-	120,938
Total	$-	$6,205,878
Amounts due to related parties, current:
– Mr. Nan Wu (ii)	$5,114,224	$-
– Al Ataa (see Note 8 PIPE escrow account for details)	3,863,014	-
– Shenzhen Yinghehuicheng	681,436	737,533
– Tianjin Tuoda (iv)	3,792	-
– Magic (iii)	-	6,662,900
– My Car (i)	-	141,477
Amounts due to related parties, non-current:
– Vision Path (v)	4,922,287	-
Total	$14,584,753	$7,541,910

(i)	In 2022, My Car paid loan and expenses on behalf of the Group totaled $5.5 million, which were interest-free and repayable on demand, and the Group repaid $5.8 million. The Group provided loan to My Car of $1.5 million which was transferred to Mr. Nan Wu from My Car, as a result, the balance of amounts due from My Car as of December 31, 2022 was nil.

(ii)	In 2022, Mr. Nan Wu paid loan and expenses on behalf of the Group totaled $4.3 million, net off the expenses the Group paid for Mr. Nan Wu. Mr. Nan Wu also provided interest-free loans of $2.4 million to the Group for ordinary operations in 2022, which was repayable on demand.

(iii)	In 2021, Magic provided short-term loans totalled $6.2 million to the Group, at an interest rate of 12% per annum. Half of the principal amount of the loans would mature in March 2022 and the rest in April 2022. In 2022, My Car and Mr. Nan Wu repaid loan and interest on behalf of the Group to Magic in full.

(iv)	In 2018 and 2019, the Group provided several short-term interest-free loans totalled $5.7 million to Tianjin Tuoda to support Tianjin Tuoda’s normal operations, which was repayable on demand. During 2020, the Group provided petty cash of $131,148 to Tianjin Tuoda, offset by expenses paid by Tianjin Tuoda of $122,844 on behalf of the Group. In 2021 and May 2022, Tianjin Tuoda repaid the outstanding loan in full.

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

The Group paid $6.1 million of expenses on behalf of Tianjin Tuoda, of which $3,792 remained due to Tianjin Tuoda as of December 31, 2022.

(v)	In August 2022, Vision Path, the Group and Hainan Union Management Co., Ltd (“Hainan Union”) entered into a share transfer agreement. Under the agreement, Vision Path would sell its shares of the Group to Hainan Union with an amount of US$5.0 million and provided the amount to the Group as an interest-free loan for two years to support the Group’s normal operations. Among them, US$3.0 million would be due on August 24, 2024 and the rest would be due on September 27, 2024. As of the date the issuance of the consolidated financial statements, the amount is due and the Group does not make any payment to Vision Path. The Group provided a guarantee with joint liability of Vision Path’s contingent repayment, see Note 21 Commitments and contingencies for details.

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

21. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is, from time to time, subject to claims and disputes arising in the normal course of business. In the opinion of the management, while the outcome of any such claims and disputes cannot be predicted with certainty, its ultimate liability in connection with these matters is not expected to have a material adverse effect on the Group’s results of operations.

Through the issuance date of this report, China Renaissance Securities (Hong Kong) Limited, Linklaters LLP, Loop Capital Markets LLC, Tianjin Geological Engineering Survey and Design Institute Co., Limited and two employees filed proceedings with the Group, see Note 23 Subsequent events for details. Except for the above and Jinghong Dispute, the Company is not aware of any pending or threatened claims and litigation as of December 31, 2022 and through the issuance date of these consolidated financial statements.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

21. COMMITMENTS AND CONTINGENCIES (cont.)

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

As of December 31, 2022, the Company’s management believes that the allegations in the aforementioned lawsuit lack merit, because there was a termination notice issued by Jinghong on April 14, 2021. As of December 31, 2021 and 2022, the Group considered the possibility of the Group to bear the obligation of the payments Jinghong requested was remote, and no liabilities was accrued.

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

There was a verdict on July 20, 2023 that the Group was ordered to bear the following obligation: (a) equity transfer consideration of RMB97.4 million, (b) disbursement of RMB55.1 million, (c) accrued interest based on the total amount of RMB152.5 million at the loan prime rate of People’s Bank of China for the period from May 18, 2022 to the date Tianjin Group settle the payment, and (d) the litigation fee and all other relevant expenses of RMB0.8 million. Tianqi Group raised a counterclaim to the court, and a final judgement was rendered on November 1, 2023, which upheld the original judgement of the first instance on July 20, 2023.

Therefore, based on the final verdict on November 1, 2023, the Group recognized the total amount of RMB152.5 million as other expense in earnings in 2023.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

21. COMMITMENTS AND CONTINGENCIES (cont.)

Guarantee on a shareholder

On August 18, 2022, ICONIQ, Vision Path and Hainan Union entered into a share transfer agreement (the “Share Transfer Agreement”). Under the Share Transfer Agreement, Vision Path transferred 1,000,000 NWTN Class B ordinary shares to Hainan Union with consideration of US$5 million (US$5 per share, as “Purchase Price”). Vision Path agreed to disburse the shortfall between the 200% of the initial investment (US$10 million) and fair value of the shares transferred to Hainan Union or to repurchase such shares at 200% of the Purchase Price, in the event of Hainan Union realizes a return lower than 100% on such shares (the “Redemption Event”) within one year after the Closing Date, or November 11, 2023.

The Redemption Event was defined in the Share Transfer Agreement as (i) 12 months from the effective date, which referred to November 14, 2022, the average closing market price of the Company is lower than 200% of the Purchase Price; (ii) After the lock-up period, which is 6 to 12 months since the effective date, when Hainan Union plans to sell its shares, in whole or in part, at a lower price of 200% of the Purchase Price, and a written notice has been delivered to Vision Path.

Vision Path has pledged 2.6 million Class B ordinary shares (“Pledged Shares”) to Hainan Union. The Pledged Shares could be transferred to Hainan Union as disbursement when the Redemption Event occurs.

Vision Path applied the Purchase Price as a two-year interest-free loan to ICONIQ to support the Group’s normal operations. In connection therewith, ICONIQ has provided a guarantee with joint liability of Vision Path’s contingent repayment for the shortfall of 200% of US$5 million plus penalties and expenses if any, to Hainan Union. The Group would assume joint guarantee obligations arising from Vision Path’s default on the repayment to Hainan Union, and the guarantee is valid until November 11, 2023.

As of December 31, 2022, as market value of the Pledged Shares could cover the shortage of 200% of US$5 million, the management considers the possibility of the Company to bear the loss contingency is remote, and no liabilities was accrued. As of the issuance date of the consolidated financial statements, the guarantee is expired and the Company has not made any payment to Hainan Union on behalf of Vision Path.

Investment commitments

The Group is obligated to invest into Hainan Union within two years from the Closing Date, with an amount of US$5 million, pursuant to an agreement signed in August 2022 with Hainan Union. As of December 31, 2022, the investment commitment was not reflected in the financial statements. As of the issuance date of the consolidated financial statements, the Group has not made any investment into Hainan Union.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

22. RESTATEMENT

Subsequent to the issuance of the Group’s consolidated financial statements for the year ended December 31, 2022, the Group revisited its consolidated financial statements and identified certain material errors and as a result has restated the Group’s previously issued consolidated financial statements for the year ended December 31, 2022.

(a) PIPE escrow account

In 2022, the Group erroneously did not record the financial expenses under the Cash Pledge Agreement (see Note 8 PIPE escrow account for details). The correction of this error resulted in an increase of US$3,863,014 both in financial expenses and amounts due to related parties as of and for the year ended December 31, 2022, respectively.

(b) Loss of impairment on investments

In 2022, the Group applied incorrect assumptions in assessment of its investment in Shanghai OBS (see Note 9 Long-term investments for details). The correction of this error resulted in a decrease of US$ 2,887,272 in long-term investment and an increase of US$ 2,959,443 in loss of impairment on investments as of and for the year ended December 31, 2022, respectively.

(c) Offering costs

In 2022, the Group erroneously recorded certain expenses as offering costs in relation to the Business Combination. The correction of this error resulted in increases of US$551,132 and US$549,652 in general and administrative expenses and additional paid-in capital, and a decrease of US$ 34,815 in accrued expenses and other current liabilities as of and for the year ended December 31, 2022, respectively.

(d) Accounts payable and Accrued expenses and other current liabilities

The Group identified that a portion of the accounts payable and accrued expenses no longer required payment as of December 31, 2022, and should be recognized as other income. The correction of this error resulted in decreases of US$ 43,496 and US$ 376,964 in accounts payable and accrued expenses and other current liabilities, and an increase of US$430,970 in other income (expenses), net as of and for the year ended December 31, 2022, respectively.

(e) Property and equipment, net

In 2022, the Group erroneously classified certain expenses as construction in process. The correction of this error resulted in a decrease of US$ 47,873 in property and equipment and an increase of US$ 49,070 in general and administrative expenses as of and for the year ended December 31, 2022, respectively.

(f) Research and development expenses

In 2022, the Group misclassified certain general and administrative expenses as research and development expenses. The correction of this error resulted in a reclassification of US$ 68,453 from research and development expenses to general and administrative expenses for the year ended December 31, 2022, respectively.

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

22. RESTATEMENT (cont.)

The effects of the restatement for the error on the Consolidated Balance Sheets are as follows:

		As of December 31, 2022
	Item	As previously reported	Restatement adjustments	As restated
Assets
Current assets:
Cash and cash equivalents		$211,863,630	$-	$211,863,630
Restricted cash		146,043	-	146,043
Advance to suppliers, net		1,440,000	-	1,440,000
Inventories		2,106,957	-	2,106,957
Prepaid expenses and other current assets		24,722,060	-	24,722,060
Total current assets		240,278,690	-	240,278,690

Non-current assets:
Property and equipment, net	e	1,705,339	(47,873)	1,657,466
Intangible assets, net		6,569	-	6,569
Operating lease right-of-use asset, net		5,328,786	-	5,328,786
PIPE escrow account		100,000,005	-	100,000,005
Long-term investments	b	2,887,272	(2,887,272)	-
Total non-current assets		109,927,971	(2,935,145)	106,992,826

TOTAL ASSETS		$350,206,661	$(2,935,145)	$347,271,516

Liabilities
Current liabilities:
Accounts payable	d	$4,955,086	$(43,496)	$4,911,590
Loans from a third party		16,818,419	-	16,818,419
Warrant liabilities		500,662	-	500,662
Amounts due to related parties	a	5,799,452	3,863,014	9,662,466
Accrued expenses and other current liabilities	c, d	33,507,781	(411,779)	33,096,002
Lease liabilities, current		1,549,725	-	1,549,725
Total current liabilities		63,131,125	3,407,739	66,538,864

Non-current liabilities:
Amounts due to a related party, non-current		4,922,287	-	4,922,287
Lease liabilities, non current		3,920,806	-	3,920,806
Total non-current liabilities		8,843,093	-	8,843,093

TOTAL LIABILITIES		71,974,218	3,407,739	75,381,957

Shareholders’ equity
Class A Ordinary shares		3,272	-	3,272
Class B Ordinary Shares		25,346	-	25,346
Subscription receivables		(575,587)	-	(575,587)
Additional paid-in capital	c	576,270,758	549,652	576,820,410
Accumulated deficit	a, b, c, d, e	(292,234,660)	(6,985,320)	(299,219,980)
Accumulated other comprehensive loss	b, c, d, e	(2,684,640)	98,997	(2,585,643)
NWTN Shareholders’ equity/(deficit)		280,804,489	(6,336,671)	274,467,818
Non-controlling interests	b, c, d, e	(2,572,046)	(6,213)	(2,578,259)
Total Shareholders’ equity/(deficit)		278,232,443	(6,342,884)	271,889,559
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$350,206,661	$(2,935,145)	$347,271,516

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

22. RESTATEMENT (cont.)

The effects of the restatement for the error on the Consolidated Statements of Operations and Comprehensive Loss are as follows:

		For the year ended December 31, 2022
	Item	As previously reported	Restatement adjustments	As restated
Net revenue		$-	$-	$-
Cost of revenues		-	-	-
Gross profit		-	-	-
Operating expenses:
General and administrative expenses	c, e, f	(23,056,792)	(531,749)	(23,588,541)
Selling expenses		(1,557,360)	-	(1,557,360)
Research and development expenses	f	(15,831,686)	(68,453)	(15,900,139)
Total operating expenses		(40,445,838)	(600,202)	(41,046,040)
Loss from operations		(40,445,838)	(600,202)	(41,046,040)
Other loss:
Other income (expenses), net	d	(164,195)	430,970	266,775
Interest expenses, net		(36,767)	-	(36,767)
Financial expenses	a	(353,173)	(3,863,014)	(4,216,187)
Loss of impairment on investments	b	-	(2,959,443)	(2,959,443)
Changes in fair value of warrant liabilities		(238,137)	-	(238,137)
Investment loss		(12,767)	-	(12,767)
Total other loss		(805,039)	(6,391,487)	(7,196,526)

Loss before income tax provision	a, b, c, d, e	(41,250,877)	(6,991,689)	(48,242,566)
Income tax provision		(9)	-	(9)
Net loss		(41,250,886)	(6,991,689)	(48,242,575)
Less: Net loss contributed to noncontrolling interests from continuing operations	b, c, d, e	(531,554)	(6,369)	(537,923)
Net loss attributable to shareholders	a, b, c, d, e	(40,719,332)	(6,985,320)	(47,704,652)
Other comprehensive loss
Foreign currency translation gain/(loss)	b, c, d, e	7,536,284	99,153	7,635,437
Total comprehensive loss		$(33,714,602)	$(6,892,536)	$(40,607,138)
Loss per ordinary share attributable to shareholders
Basic and Diluted		$(0.17)	$(0.02)	$(0.19)
Weighted average number of ordinary shares outstanding
Basic and Diluted		245,883,447	-	245,883,447

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

22. RESTATEMENT (cont.)

The effects of the restatement for the error on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31, 2022
	As previously reported	Restatement adjustments	As restated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(41,250,886)	$(6,991,689)	$(48,242,575)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	44,682	-	44,682
Amortization of operating lease right-of-use asset	703,904	-	703,904
Loss of impairment on investments	-	2,959,443	2,959,443
Changes in fair value of warrant liabilities	238,137	-	238,137
Investment loss	12,767	-	12,767
Loss on disposal of property and equipment	-	-	-
Provision for doubtful accounts	-	-	-
Gain on settlement of amounts due to a related party	-	-	-
Financial expenses on PIPE	-	3,863,014	3,863,014
Gain on settlement of loans from a third party	(658,092)	-	(658,092)
Gain on settlement of payables associated with litigations	(1,053,395)	-	(1,053,395)
Individual income tax expenses of settlement of employee lawsuits	1,498,421	-	1,498,421
Share-based compensation	3,197,050	-	3,197,050
Changes in assets and liabilities:		-
Advance to supplier	(1,475,995)	-	(1,475,995)
Inventories	(1,670,193)	-	(1,670,193)
Prepaid expenses and other current assets	(11,412,275)	-	(11,412,275)
Amounts due from related parties	-	-	-
PIPE escrow account	(100,000,005)	-	(100,000,005)
Operating lease	(563,907)	-	(563,907)
Accounts payable	(2,456,329)	-	(2,456,329)
Accrued expenses and other current liabilities	(11,489,688)	-	(11,489,688)
Amounts due to related parties	(12,031,429)	524,725	(11,506,704)
Net cash used in operating activities	(178,367,233)	(6,466,964)	(178,011,740)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,207,225)	-	(1,207,225)
Proceeds on disposal of property and equipment	-	-	-
Purchases of intangible asset	(6,733)	-	(6,733)
Cash consideration for purchase of non-controlling interests	-	-	-
Loan to a related party	(1,489,853)	-	(1,489,853)
Collection of loan to related parties	5,840,626	-	5,840,626
Loan to a third party	(7,000,000)	-	(7,000,000)
Purchases of long-term investments	(2,972,210)	-	(2,972,210)
Net cash (used in)/provided by investing activities	(6,835,395)	-	(6,835,395)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan proceeds from related parties, current	2,893,667	(535,088)	2,358,579
Loan proceeds from related parties, noncurrent	5,045,326	-	5,045,326
Proceeds from convertible debt	2,229,157	-	2,229,157
Repayments of convertible debt	(2,229,157)	-	(2,229,157)
Loan proceeds from third parties	272,413	-	272,413
Repayments of loan from a third party	(6,149,837)	-	(6,149,837)
Payments of offering cost	(16,231,089)	1,155,083	(15,076,006)
Proceeds from issuance of ordinary shares	2,717	-	2,717
Cash acquired on reverse recapitalization	8,794	-	8,794
Proceeds from PIPE	400,000,000	-	400,000,000
Proceeds from execution of warrants	6,747,660	-	6,747,660
Net cash provided by financing activities	392,589,651	619,995	393,209,646

Effect of exchange rate changes	4,562,153	(975,488)	3,586,665

Net increase in cash and cash equivalents	211,949,176	-	211,949,176
Cash and cash equivalents and restricted cash, at beginning of the period	60,497	-	60,497
Cash and cash equivalents and restricted cash, at end of the period	$212,009,673	$-	$212,009,673

SUPPLEMENTAL DISCLOSURE OF NON CASH FLOW INFORMATION:
Repayments of Magic loan by Mr. Nan Wu	$3,337,792	$-	$3,337,792
Repayments of Magic loan by My Car	3,056,427	-	3,056,427
Expenses paid by the Company on behalf of related parties	6,082,991	-	6,082,991
Expenses paid by related parties on behalf of the Company	3,223,553	-	3,223,553
The claim on My Car transferred to Mr. Nan Wu	1,489,853	-	1,489,853
Settlement of Puluo Debts (Note 18)	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$84,218	$-	$84,218

NWTN INC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

22. RESTATEMENT (cont.)

The effects of the restatement for the error on the Consolidated Statements of Changes in Shareholders’ Equity/(Deficit) are as follows:

	For the year ended December 31, 2022
	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total Company’s (deficit)/equity	Non-controlling interests	Total shareholders’ (deficit)/equity
Balance as of December 31, 2022, as previously reported	$576,270,758	$(292,234,660)	$(2,684,640)	$280,804,489	$(2,572,046)	$278,232,443
Correction adjustments	549,652	(6,985,320)	98,997	(6,336,671)	(6,213)	(6,342,884)
Balance as of December 31, 2022, as restated	$576,820,410	$(299,219,980)	$(2,585,643)	$274,467,818	$(2,578,259)	$271,889,559

23. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 31, 2025 the date of issuance of the consolidated financial statements, except for the events mentioned below, the Company did not identify any subsequent events with material financial impact on the Company’s consolidated financial statements.

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

23. SUBSEQUENT EVENTS (cont.)

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

Construction Dispute

On January 9, 2025, Tianjin Geological Engineering Survey and Design Institute Co., Limited. (“Tianjin Geological Engineering”) filed proceedings with us involving in a construction survey contract dispute. Tianjin Geological Engineering is claiming unpaid survey fees and accrued interest totaling US$87 thousand. The Group considered the possibility of the Group to bear the obligation of this survey fees is less likely than not.

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

Refund of advance to suppliers

In 2023, the Group received a refund from suppliers in the amount of $1,439,417