Form 20-F
period 2023-12-31
NWTN, Inc.
filed 2025-04-28
CIK 1932737

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

For the transition period from _________ to __________

Commission file number 001-41559

NWTN Inc.

(Exact Name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of December 31, 2023, 36,350,011 Class A ordinary shares and 255,849,682 Class B ordinary shares were issued and outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

“EV” refers to electric vehicle.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements contained in this annual report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Overview

Headquartered in Dubai, UAE, we are a Smart Passenger Vehicle (“SPV”) company which strives to offer products that centralize on a “passenger-centric” design philosophy. With a focus on intelligence, comfort and style, we offer innovative vehicle designs that integrate technologies such as digital connectivity and autonomous driving that will deliver outstanding travel experience to passengers. Our long-term mission is to create a passenger-centered ecology through a more enlightened and high-tech way of life with our SPVs being the carrier of such progression.

We are in development of a product portfolio of EVs, we also definite them are the SPVs, including MUSE and other models of our vehicles, which are planned to be equipped with autonomous driving technology and digital connectivity through collaboration with strategic partners. The vehicles provide a unique insight into our design DNA and will help to anchor our brand’s market positioning as we progressively launch the SPVs. We envision each of the SPVs to be a vehicle enhanced with perception, reasoning and actuating devices that enhance the riding experience. Moreover, by partnering with automotive engineering service providers (“ESPs”), we have adopted an asset-light manufacturing model which we believe allows us to lower our initial capital expenditures and ramp up the production and commercialization of our products efficiently. We are also exploring opportunities with new partners to enhance product features and/or to develop new models that can leverage economy of scale from our existing product platforms and technologies, which will help to attract external resources, reinforce our brand and generate additional revenue. See “Item 4. Information on the Company – B. Business Overview — Manufacturing — Our asset-light manufacturing mode.”

We believe that in recent years, the demand growth in the global passenger vehicle markets has been fueled by increases in per capita income, adoption of electric vehicles and significant advancement in technologies, such as advanced driver assistance system (“ADAS”). We believe we are well-positioned to compete in the EV markets in the world because of (i) our core technologies focus on providing a passenger-centric experience which grant us competitive edges over our rivals and (ii) technology and production support through our strategic partnerships with globally leading technology providers and reputable automotive ESPs. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our ability to generate positive cash flow is uncertain, as customers may cancel or delay orders.”

Our Competitive Strengths

We believe that competitive strengths that set us apart as a leading SPV company from other EV companies include the following:

●	Differentiated passenger experience that advocate a unique and personalized lifestyle;

●	Redefining EVs with style, ample cabin space and leading technologies;

●	Strategic partnerships with industry leading vehicle designer, onboard system provider, technology provider and ESPs; and

●	Experienced and visionary management team with a track record of success.

Our Major Products

NWTN aim to be a pioneering of green energy industry, to provide global users with high-end passenger-centered electric vehicle products and green energy solution.

MUSE is planned to be a full-sized SPV which serves as our brand marquee model, with services to offer comprehensive passenger experience and Level 2.5 autonomous driving technology, which was developed based on an advanced EV platform. In 2019, we and W Motors unveiled the Seven SPV, which was the predecessor of MUSE, as a collaborative project with a global community of automotive experts and visionaries. Since 2022, we have transformed the Seven SPV concept into MUSE to serve as a brand shaper for us. MUSE is planned to have several advanced features, including (i) innovative appearance with 1.42 meter high ingress and egress, which provides better passenger experience; (ii) luxurious interior with front swivel seat, double large screens and independent operating system, AI-NAS; (iii) holistic experience with multiple riding modes of work, health, meeting, entertainment and relaxation; and (iv) smart navigation with adaptability for future autonomous driving technology. We believe that, unlike certain other multi-purpose vehicles (“MPVs”) on the market, MUSE pays more attention to the passengers, and will perform better in terms of comfort, intelligence and personalized services. At the same time, we plan to cooperate with reputable suppliers to provide a top-notch riding experience that meets modern-day travel needs of both corporate and family customers.

Recent Developments

Joint Venture with W Motors

On January 14, 2025, the Company entered into a Joint Venture Agreement (the “JV Agreement”) with W Motors to establish a joint venture company (the “JV Company”) to engage in the businesses of automobile modification and customizations, vehicle distribution, sale of after-sales auto parts and provision of car services.

The JV Agreement outlines the structure and operations of the new JV Company. Pursuant to the JV Agreement, NWTN will hold a majority stake of 51% in the JV Company, while W Motors will hold the remaining 49%. As part of their contributions, NWTN will provide intellectual property valued at $100 million, including patents, software, and related technologies. W Motors, on the other hand, will contribute its existing police vehicle and modification business, encompassing market channels, contracts, and equipment, valued at $100 million.

Pursuant to the JV Agreement, the JV Company will have a Board of Directors appointed by both parties, with NWTN appointing the Chairperson and a total of 3 directors (including the Chairperson) and W Motors appointing a total of 2 directors. W Motors will appoint the General Manager of the JV Company, while NWTN and W Motors will jointly nominate the Chief Financial Officer. Financial management of the JV Company will be conducted independently, adhering to applicable accounting standards. Profits will be distributed in proportion to shareholding after deducting taxes and statutory reserves. Both parties will receive quarterly financial reports to ensure transparency and proper oversight.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the JOBS Act. For as long as we are deemed an emerging growth company, we are permitted to and intend to take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies, including:

●	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements.

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

Implications of Being a Foreign Private Issuer

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are applicable to “foreign private issuers,” and under those requirements we file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to shareholders of U.S. domestic reporting companies. We intend to continue to take advantage of the exemptions available to us as a foreign private issuer during and after the period we qualify as an emerging growth company.

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

Holding Company Structure

NWTN is a holding company incorporated in the Cayman Islands with its headquarters in Dubai, UAE. ICONIQ, NWTN’s wholly-owned subsidiary, conducts its operations through ICONIQ Green, ICONIQ’s global headquarters based in Dubai, UAE, as well as various subsidiaries in Dubai and the PRC. Investments in NWTN’s securities are not purchases of equity securities of these operating subsidiaries in the UAE or Mainland China but instead are purchases of equity securities of a Cayman Islands holding company with no material operations of its own. This holding company structure involves unique risks to investors.

As a result of our corporate structure, our ability to pay dividends depends upon dividends paid by our subsidiaries in the UAE and Mainland China. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to NWTN.

As of the date hereof, neither ICONIQ nor any of its subsidiaries have made any dividends or distributions to their parent companies or any investor, and there has been no transfer of cash among ICONIQ and its subsidiaries. Two wholly-owned subsidiaries of ICONIQ, namely ICONIQ Green, which is based in the UAE, and ICONIQ (Tianjin) Investment Co., Ltd., which is based in the PRC, have paid for expenses related to the Business Combination and certain of the ICONIQ group’s operating costs. Such expense payments were treated as intercompany loans and have been settled post-Business Combination. We believe such amounts to be one-off payments by our subsidiaries, which will not be incurred again. Save as disclosed above, we currently do not have a specific timetable on when to settle the amounts owed within the company and plan to distribute cash dividends after we become profitable. See page F-2 of the audited historical consolidated financial statements included elsewhere in this annual report for additional information on the amount of cash balances held as of December 31, 2023 and 2022. Any determination to pay dividends in the future will be at the discretion of NWTN’s board of directors. For our operations in Mainland China, if we intend to distribute dividends from our subsidiaries in Mainland China in the future, such subsidiaries will transfer the dividends to ICONIQ Global Limited, our Hong Kong-incorporated subsidiary which controls all of our operating subsidiaries in Mainland China, in accordance with the laws and regulations of Mainland China, and then the Hong Kong-incorporated subsidiary will transfer the dividends all the way up to NWTN, and the dividends will be distributed from NWTN to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. The cross-border transfer of funds by the subsidiaries in Mainland China under the direct holding structure must be legal and compliant with relevant laws and regulations of Mainland China. In utilizing the proceeds from this Business Combination, as an offshore holding company, NWTN is permitted under laws and regulations in Mainland China to provide funding to our subsidiaries in Mainland China only through loans or capital contributions and to our affiliated entities only through loans, subject to applicable government reporting, registration and approvals. However, loans by NWTN to our subsidiaries in Mainland China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to its subsidiaries in Mainland China are subject to the requirement of making necessary registration with competent governmental authorities in the PRC. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Regions in Which We Operate — Mainland China regulation of loans to and direct investment in entities in Mainland China by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to our subsidiaries in Mainland China, which could adversely affect our liquidity and our ability to fund and expand our business.” We may encounter difficulties in our ability to transfer cash between our subsidiaries in Mainland China and other subsidiaries largely due to various laws and regulations in Mainland China imposed on foreign exchange. However, as long as we are compliant with the procedures for approvals from foreign exchange authorities and banks in Mainland China, subject to compliance with applicable laws and regulations in Mainland China, and with relevant requirements in relation to approval from or filing with foreign exchange authorities in Mainland China having been satisfied, as of the date hereof, the relevant laws and regulations in Mainland China do not set a cap on the explicit amount of funds that the foreign-invested subsidiary of NWTN in Mainland China can transfer to its offshore shareholder. For instance, under the current regulatory regime in Mainland China, after setting aside at least 10% of its after-tax profit as general reserves (until the cumulative amount of such reserves reaches 50% of its registered capital) and subject to any losses from prior fiscal years having been offset, a foreign-invested enterprise in Mainland China may pay dividends out of their accumulated profits, if any, as determined in accordance with Mainland China accounting standards and regulations.

A. [Reserved]

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business

●	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses in our internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

●	Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving. Our vehicles may not perform in line with customer expectations.

●	Our financial statements have been prepared on a going concern basis and we may need to raise additional capital in the future to fund our continued operations.

●	Our ability to generate positive cash flow is uncertain, as customers may cancel or delay orders.

●	We may be adversely affected by economic uncertainty and volatility in the market, including as a result of the military conflicts in Ukraine and the Middle East.

●	Our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply could have a material adverse effect on our business, results of operations or financial condition.

●	Our brand and reputation could be harmed by negative publicity or safety concerns regarding its products or the products of our competitors, which could materially and adversely affect our business, results of operations or financial condition.

●	We are dependent upon our relationship with a number of third-party manufacturers and technological partners for the manufacturing of our products and the advancement of our research and development.

●	Any problems or delays in the establishment of new SKD (Semi-Knockdown) vehicle manufacturing bases could negatively affect the production of our vehicles.

●	Our future growth is dependent upon consumers’ willingness to adopt EVs and specifically our vehicles.

●	The global passenger vehicle market is highly competitive, and demand for EVs may be cyclical and volatile. We may not be successful in competing in this industry, which may materially and adversely affect our business, results of operations or financial condition.

●	Changes in government policies that are favorable for EVs or domestically manufactured vehicles in the markets where we intend to sell our vehicles could materially and adversely affect our business, financial condition, results of operations, and prospects.

●	Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric vehicles.

●	Our research and development efforts may not yield expected results.

●	We may be subject to intellectual property infringement claims or other allegations, which may be time-consuming and result in substantial costs and removal of data or technology from our system.

●	Any deterioration in relationships between us and our employees, as well as any work stoppage or similar difficulties, could have a material adverse effect on our business, results of operations or financial condition.

●	Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would materially and adversely affect our business and results of operations.

Risks Relating to the Regions in Which We Operate

●	We face risks associated with our international operations, including unfavorable regulatory, political, trade, tax and labor conditions in the UAE and Mainland China, and if we are unable to effectively manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

●	Because some of our operations are in Mainland China, uncertainties with respect to the PRC legal system and rapid changes in laws and regulations in Mainland China could adversely affect our business.

●	The Chinese government may exercise significant oversight and discretion over the conduct of our business in Mainland China and may intervene in or influence our operations in Mainland China at any time, which could result in a material change in our operations and/or the value of our securities.

●	As some of our operations are conducted in Mainland China, recent regulatory developments in Mainland China, including an intent indicated by the Chinese governmental authorities to exert more oversight and control over offerings that are conducted outside Mainland China and/or foreign investment in Mainland China-based issuers, may subject us to additional regulatory review or otherwise restrict or hinder our ability to offer securities and raise capitals outside Mainland China, all of which could materially and adversely affect our business and cause the value of our securities to significantly decline.

●	It may be difficult to enforce a U.S. judgment against our or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

For a more detailed discussion, see “Item 3. Key Information — D. Risk Factors — Risks Relating to the Regions in Which We Operate.”

Risks Relating to Being a Public Company

●	We will incur increased costs as a result of operating as a public company, and our management devotes substantial time to new compliance initiatives.

●	A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

Risks Relating to Ownership of Our Ordinary Shares

●	Our ability to pay any dividends in the future will depend entirely on distributions from ICONIQ and our other subsidiaries.

●	As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and are permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

●	We are a “controlled company” within the meaning of the Listing Rules of Nasdaq and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	The market price and trading volume of our Class B ordinary shares and warrants may be volatile.

Risks Relating to Our Business

The cessation of our major product line of Rabdan branded vehicles has materially and adversely affected, and may continue to materially and adversely affect, our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing business and new business may materially and adversely affect our ability to capitalize on new business opportunities.

In March 2024, we were orally informed by a representative of the UAE authority, who oversees the trademark use of the Rabdan brand for vehicles, to refrain from producing any vehicles under the Rabdan brand, as the authority intended to create a premium automotive product line using the Rabdan moniker. We immediately suspended new orders of Rabdan branded vehicles and engaged in discussions for collaborations with Rabdan Motors LLC, an entity set up by the UAE authority to develop a premium automotive product line under Rabdan brand.

In June 2024, we were notified by the same representative to refrain from selling any Rabdan branded vehicles within the UAE. Since that time, we have commenced the re-badging of approximately 320 vehicles held in inventory from the Rabdan brand to our own brand and have sold most of those re-branded vehicles.

In response to the discontinuance of the Rabdan branded vehicles, we have reduced our workforce by approximately 222 employees and contractors from January 2024 to March 2025.

We have been actively exploring new partnerships in new regions, including potential investment from OEM manufacturers in China. However, we may not find alternative partners on favorable terms or maintain our existing strategic cooperation relationships with our business partners. If we are unable to introduce or manage new and existing brands and models of vehicles that customers recognize as valuable, we may fail to retain and attract customers and our operating results may be further adversely affected.

Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale, is unproven and still evolving. Our vehicles may not perform in line with customer expectations.

The sustainability of our business depends, in large part, on our ability to timely execute our plan to develop, manufacture, and deliver, on a large scale, vehicles of high quality and appeal to customers. Currently, we have not launched mass production of any vehicles and our plans for the development and commercialization of our vehicles have experienced changes and delays in the past few years. See also “- Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on its business.”

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

Furthermore, we rely on third-party ESPs, such as W Motors and other service providers for the designing, development and manufacturing of our vehicles. To the extent these third-party service providers experience any difficulties in providing us with the services, we could experience delays in delivering vehicles. Any delay in the designing, development, manufacturing, and delivery of any of our vehicle models could subject us to customer complaints and materially and adversely affect our reputation, demand for our vehicles, and our growth prospects.

Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

The company conducts analysis and outlook on the future market will introduce some new automotive products and adjusted some of its past ones, which may cause some impacts and challenges to the company at the market and production levels.

As of the date of this annual report, NWTN has postponed the research and development of supercars and ADA models. We are conducting market analysis and research to explore a shift in focus to autonomous logistics vehicles and special vehicles in the UAE. We believe that these vehicle lines could be more adaptable to future market competition. Although the Company has already reserved corresponding technologies, personnel and resources, it anticipates that it will face some risks and challenges in this market shift:

●	The risk of market acceptance: the Company will face the challenges of promoting to new markets.

●	The risk of technology and regulations: the production process and quality control system of the new product may be different from those of the original product. If quality cannot be effectively controlled during the production process, and problems such as unstable supply of components and imperfect assembly techniques occur, it may lead to uneven product quality, increase after-sales maintenance costs, and damage the brand image.

●	The risk of internal management: the transformation of product strategy requires the company to make corresponding adjustments in aspects such as strategic planning, organizational structure, and human resources. If the work among various departments within the company cannot be effectively coordinated, resulting in the inadequate implementation of the strategy, it may affect the promotion of new products and the overall development of the company.

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

The Group's ability to continue as a going concern is subject to significant uncertainty due to its deteriorating financial condition and lack of executed recovery measures. The Group has incurred recurring and substantial operating losses and negative cash flows from operations, totaling approximately US$138.0 million, US$178.0 million, and US$6.1 million for the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023, the Group reported cash and cash equivalents of US$23.2 million, a material decline from US$211.9 million in the prior year, and an accumulated deficit of approximately US$564.5 million.

The Group remains highly dependent on securing external financing to sustain its operations, with no assurance that additional capital will be available on acceptable terms, or in sufficient amounts, if at all. In addition, unresolved litigation exposures and guarantee obligations create further contingent demands on its limited liquidity. Subsequent to year-end, the Group’s commercial prospects and operational outlook were materially weakened by the discontinuation of its Rabdan-branded vehicle line, following regulatory directives from UAE authorities, without the introduction of replacement revenue streams.

While management has disclosed intentions to obtain additional financing and reduce expenditures, no definitive agreements have been reached, and no credible pathway to achieving financial stability has been demonstrated. Based on these conditions, and absent the successful execution of a comprehensive restructuring or capital-raising strategy, substantial doubt about the Group’s ability to continue as a going concern has not been alleviated. These matters represent a material business risk, exposing the Group to a heightened likelihood of financial distress, restructuring, or liquidation.

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

Our ability to generate positive cash flow is uncertain, as customers may cancel or delay orders.

We had negative cash flow from operating activities of $138.0 million, excluding $45.0 million in an escrow account, and $178.0 million for the years ended December 31, 2023 and 2022, respectively, and comprehensive loss of US$268.2 million in 2023 and US$40.6 million in 2022 the same periods, respectively. We may continue to have significant negative cash flow from operating and investing activities in the future until we are able to achieve mass production of our vehicles and generate significant revenue, as we expect to incur research and development, general and administrative expenses, and make capital expenditures in our efforts to engage in research and development work and ramp up operations. Such cancelations or delays could materially and adversely affect our ability to generate positive cash flow (which could in turn affect our ability to raise needed capital on reasonable terms), diminish supplier or customer willingness to enter into transactions with us and have other adverse effects that may decrease our long-term viability. There can be no assurance that we will achieve positive cash flow in the near future or at all.

Changes in international trade policies, tariffs and treaties affecting imports and exports may have a material adverse effect on our business operations.

There have recently been significant changes to international trade policies and tariffs affecting imports and exports. Any significant increases in tariffs on goods or materials or other changes in trade policy could negatively affect our business operations.

Recently, the U.S. has implemented a range of new tariffs and increases to existing tariffs.  In response to the tariffs announced by the U.S., other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the United States. There is currently significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations and tariffs. and we cannot predict whether, and to what extent, current tariffs will continue or trade policies will change in the future.

Tariffs, the threat of tariffs, increased tariffs or retaliatory tariffs could have a significant negative impact on automotive industry and our businesses.  These tariffs and threats of tariffs and other potential trade policy changes could negatively affect our business prospects, or lead to material adverse effects on our company.  Among other things, historical financial performance of our company affected by trade policies and/or tariffs may not provide useful guidance as to our future performance, because our future financial performance may be materially affected by new U.S. tariffs or foreign retaliatory tariffs, or other changes to trade policies.

The Company is an automotive enterprise targeting the markets of Dubai and the Middle East. Therefore, the impact of the U.S. tariffs on the Company is limited. Our focus remains on local markets and other segments of the global supply chain and Dubai and the Middle East is not a major source of U.S. auto imports. However, U.S. tariffs could indirectly affect global logistics and supply chain. The Company will closely monitor the disturbances to the global supply chain caused by the tariff policy and flexibly adjust its procurement, production and market strategies.

We may not be able to adequately address the risks presented by these tariffs or other potential trade policy changes. Consequently, our operations and financial results could be adversely affected as a result of tariffs or changes to trade policies, which may cause the market value of our securities to decline.

We may be materially adversely affected by current global geopolitical conditions resulting from the ongoing Russia-Ukraine conflict and the recent escalation of conflict in the Middle East and Southwest Asia.

United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of conflict in the Middle East and Southwest Asia. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, or have undertaken or will undertake military strikes in Southwest Asia, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of conflict in the Middle East and Southwest Asia and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

The extent and duration of the ongoing conflicts, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Any such disruptions may also have the effect of heightening many of the other risks described in this section. Although we are not aware of any company-related operations or activities in Russia, the Middle East and Southwest Asia, any economic sanctions and other laws and regulations could disrupt our supply chains, impair our ability to compete in current or future markets, or otherwise subject us to potential liability. Failure by our employees, representatives, contractors, agents, intermediaries, or other third parties to comply with applicable laws and regulations in this regard could have negative consequences for us, including reputational harm, government investigations, loss of export privileges, and penalties or fines. These economic sanctions and other restrictions continue to evolve, and the long-term potential impact on our operations and business is still unclear.

If sanctions and supply chain disruptions discussed above persist when we commence commercial production of vehicles, we may experience, including but not limited to, suspension of the production, purchase, sale or maintenance of certain items; higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine); surges or declines in consumer demand for which we are unable to adequately adjust our supply; inability to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or exposure of other supply chain risks in light of Russia’s invasion of Ukraine and/or related geopolitical tension and may be forced to “de-globalize” our supply chain. The occurrence of any such event may materially and adversely affect our business, results of operations and prospects.

Any of the abovementioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of conflict in the Middle East and Southwest Asia and subsequent sanctions or related actions, could adversely affect our business, results of operations and prospects.

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

Our business and prospects heavily depend on our ability to develop, maintain and strengthen our brand. Our ability to develop, maintain and strengthen our brand will depend heavily on the success of our marketing efforts and our ability to offer high-quality products and services. If product liability incidents happen, whether or not such incidents are our fault, we could be subject to negative publicity, which could quickly proliferate on the internet and harm customer perceptions of, and confidence in, our brand. Additionally, in the recent years, we have experienced a number of labor disputes with our employees in the PRC, primarily involving wage arrears, as well as a number of commercial disputes as we and/or our PRC subsidiaries were unable to repay debts and/or account payables to certain creditors and/or vendors due to liquidity issue. See “- We are subject to claims, disputes, lawsuits and other legal and administrative proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse, it could have a material adverse effect on our business, prospects, results of operations or financial condition.” Such disputes and resulting litigation, arbitration and administrative or judicial measures may also harm customer perceptions of, and confidence in, our brand. If we do not develop and maintain a strong brand, we may lose the opportunity to build a critical mass of customers, and our business, prospects, financial condition and operating results will be materially and adversely impacted.

We are dependent upon our relationship with a number of third-party manufacturers and technological partners for the manufacturing of our products and the advancement of our research and development. Any adverse change in our relationship with such manufacturers or partners may result in a material and adverse effect on our business, results of operations or financial condition.

We work with industry leaders in defining the next generation of EV passenger experience. We are currently entrusting W Motors on the contract manufacturing of our products. For details, see “Business - Manufacturing.”

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

Any problems or delays in the establishment of new SKD (Semi-Knockdown) vehicle manufacturing bases could negatively affect the production of our vehicles.

We may construct further manufacturing facilities in other locations of China or other parts of the world. For example, on September 6, 2022, NWTN Technologies Industries, an Abu Dhabi-based industrial and manufacturing company wholly-owned by ICONIQ Green, entered into a lease agreement with KEZAD to establish a SKD facility for EV assembly in the UAE to manufacture and market our vehicles in the Middle East, Africa, Southeast Asia and Europe. The establishment of the new vehicle manufacturing bases in these locations is subject to a number of uncertainties. The commencement of their operation may be affected by, among other things, availability of funding, progress of the construction and the installation of production equipment, grant of applicable regulatory approvals, as well as the hiring and retention of qualified employees. Any policy change affecting investments in EV manufacturing facilities in general may also have an impact on the establishment of our new vehicle manufacturing bases. There can be no assurance that the new vehicle manufacturing bases will be able to commence operation in accordance with its plan. In addition, we may not be able to successfully ramp and maintain our operation. We must also maintain good working relationships with the relevant partners throughout the term of our cooperation. In addition, upon the commencement of operations of the new vehicle manufacturing bases in these locations, our rental expenses will increase, which could adversely affect our results of operations.

If we experience any issues or delays in meeting our projected timelines, maintaining sufficient funding and capital efficiency, increasing production capacity or generating sufficient demand for production of vehicles or the new vehicle manufacturing bases, our business, prospects, operating results and financial condition could be adversely impacted.

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

We continue aiming to start the production of our first mass-produced full size vehicle, MUSE, in 2027 and specialist vehicle and autonomous logistics vehicle in 2025.We plan to continuously introduce new models and facelifts to enrich our product portfolio and offer customers more selections. OEMs often experience delays in the design, manufacture and commercial release of new vehicle models. Delays in the launch of new models and new versions may occur for a variety of reasons, such as changes in market conditions, technological challenges, lack of necessary funding, as well as disruptions in our supply chain or manufacturing facilities. To the extent we need to delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and technologies used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components or technologies or experience quality issues, we could experience delays in delivering on our timelines. Any delay in the manufacture and launch of our vehicle models or in performing facelifts to existing models could lead to customer dissatisfaction and materially and adversely affect our reputation, demand for our vehicles, results of operations and growth prospects.

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

The growth of our business in part depends on government policies in the markets where we intend to sell our vehicles that support the development of EVs and domestically manufactured vehicles. For instance, changes in government policies on the classification of NEVs and license plates materially and adversely affect the demand for MUSE and our future vehicles, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects. Furthermore, changes in government incentives or subsidies to support EVs could adversely affect our business. It cannot be guaranteed that any government policy changes would be favorable to our business. Furthermore, any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of EVs, fiscal tightening or other factors may affect government incentives or subsides and result in the diminished competitiveness of the EV industry generally.

As of April 2025, the UAE government has shown strong support for the EV industry, aiming to position itself as a global leader in clean and sustainable mobility. However, some government policies and initiatives, though beneficial in the long term, have inadvertently slowed the pace of development in the sector. For example, the implementation of stringent regulatory frameworks around EV manufacturing and the approval processes for new technologies has caused delays in the rollout of certain projects. Additionally, there have been challenges related to the development of nationwide EV charging infrastructure, with some policies needing further alignment between local and federal authorities. While the UAE’s ambitious goals to reduce carbon emissions and diversify its energy sources remain a priority, these policy gaps have led to temporary slowdowns in the speed of EV adoption and related infrastructure projects, preventing the market from achieving its full potential as quickly as adoption and related infrastructure projects, preventing the market from achieving its full potential as quickly as anticipated.

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

Our vehicles, including MUSE, have autonomous driving capabilities, which present the risk of significant injury, including fatalities. We may be subject to claims if any of our vehicles is involved in an accident and persons are injured or purport to be injured or if property is damaged. Any insurance that we carry may not be sufficient or it may not apply to all situations. The risk of serious injury, death and substantial damage to property may be much higher with larger fast-moving autonomous passenger vehicles. In the event of such an event or multiple events, our insurance premiums could increase significantly or insurance may not be available to it at all. Furthermore, if insurance is not available on commercially reasonable terms, or at all, we might need to self-insure. In addition, lawmakers or governmental agencies could pass laws or adopt regulations that limit the use of systems equipped by our vehicles or increase liability associated with their use. Any of these events could adversely affect our brand, customer relationships, operating results, or financial condition.

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

Our D&O insurance policy expired in Nov 2023. Company purchased a new D&O insurance policy in December 2024, which applied retroactively with certain conditions.

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

Although we have not yet experienced cyberattacks as of the date hereof, the risks of potential cyberattacks by state actors or others have been heightened in connection with the ongoing conflicts between Russia and Ukraine and in the Middle East and Southwest Asia and it is uncertain how this new risk landscape will impact our operations. When geopolitical conflicts develop, government systems as well as critical infrastructures such as financial services and utilities may be targeted by state-sponsored cyberattacks even if they are not directly involved in the conflict. There can be no assurance that our business will not become a potential target as adversaries may attack networks and systems indiscriminately. Such cyberattacks may potentially cause unauthorized access to our sensitive data (including our proprietary software codes), products, and systems, causing data breach, or disruption, modification, destruction to its systems and applications. As a result, we may suffer monetary losses, business interruption, and long-lasting operational issues, damage to our reputation and brand, loss of our intellectual property or trade secrets. To mitigate such risks, we have adopted robust cybersecurity protection practices. Our key confidential information is only saved on private cloud servers, segregated from any public cloud platform and only allows for access from authorized devices. Other information is stored on public cloud systems maintained by leading infrastructure providers and with anti-cyberattack services enacted. For background operations and maintenance, we adopt a bastion machine solution to protect our systems from being attacked. We will endeavor to ensure that any business network and data security systems we establish or procure in the future are capable of adequately protecting our business against such risks.

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

Protection of proprietary technology, processes, methods and other intellectual property related to us is critical to our business. We rely on patents (including pending patent applications), unpatented proprietary know-how, trade secrets and contractual restrictions to protect our intellectual property and other proprietary rights. For details, see “Business - Intellectual Property.” However, the patent applications that we have filed and may file in the future may not result in patents being issued, and the issuance of a patent may not provide us with sufficient protection with respect to our current and future products or against competitors. It cannot be guaranteed that our procedures and process will absolutely prevent any disclosures that would result in a loss of our confidential information. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in revenue, which would adversely affect our business, prospects, financial condition and operating results.

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

We are dependent on proprietary technologies co-developed with third parties, including W Motors and other third-party suppliers and partners. If we fail to obtain the rights to own or use these technologies on commercially reasonable terms or if such technologies otherwise become unavailable to us, our expenses could increase, and our ability to sell our products and our results of operations could be impaired until equivalent services are obtained or replacements are developed. In the occurrence of such event, we may be forced to acquire or develop alternative technology and may not be able to do so in a commercially feasible manner or at all, resulting in us having to use alternative technology of lower quality or performance. This could limit and delay our ability to offer new or competitive products and increase our costs of production. As a result, our business and results of operations could be significantly harmed.

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

We have had recent departures of key executive officers, including key role of Chief Financial Officer, and changes in our Board of Directors. These departures have resulted, and may result in the future, in changes to our management style, operations, and strategies. Specifically, the departure of our Chief Financial Officer, whose service is essential to the execution of our corporate strategy and ensuring the continued operations and integrity of financial reporting within our company, has resulted in a loss of institutional knowledge. This loss of knowledge and experience can be mitigated through a successful transition, but there can be no assurance that we will be successful in such efforts. The Board plans to initiate a search for a long-term Chief Financial Officer as soon as practicable. Any significant leadership change or senior management transition involves inherent risk and could hinder our strategic planning, business execution and future performance. In particular, this or any future leadership transition may result in a loss of personnel with deep institutional or technical knowledge and changes in business strategy or objectives, and has the potential to disrupt our operations and relationships with employees and customers due to added costs, operational inefficiencies, changes in strategy, decreased employee morale and productivity, and increased turnover. Failure to successfully transition to the new leadership team could affect our ability to attract and retain skilled personnel and may have an adverse effect on our results of operations, business, and financial position.

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

The military conflicts between Russia and Ukraine and in the Middle East and Southwest Asia may increase the likelihood of supply interruptions and hinder our ability to procure the materials we need to manufacture our vehicles. Any supply disruption may make it harder for us to find favorable pricing and reliable sources for the materials it needs, putting upward pressure on our costs and increasing the risk that it may be unable to acquire the materials and services we need to for the production of our vehicles.

If we fail to successfully address these risks, our business, prospects, operating results and financial condition could be materially affected.

Uncertainties with respect to the UAE legal system and changes in laws and regulations in the UAE, including with respect to licenses, approvals and taxes, could adversely affect our business.

Headquartered in Dubai, our operations are subject to certain extent to the laws and regulations of the UAE. Any UAE entity must perform the activities in the manner stipulated in the trade license issued by the relevant UAE government authorities or face penalties. Moreover, an automotive manufacturer may face restrictions in selling its vehicles directly in the region unless they are produced in the UAE. We may overcome such restriction by entering into contract manufacturing and distributorship agreements with W Motors to sell our vehicles in the region. We cannot guarantee if we will be able to enter into new agreements or extend existing agreements with W Motors on terms and conditions acceptable to us. Such agreement with W Motors may also be terminated by mutual consent. If any of these events occurs, we may need to contract with other local contract manufacturers and/or distributors or start to build our own production and distribution capacity in the UAE. There can be no assurance that in such event we would be able to partner with other third parties or build our own production and distribution capacity in the region to meet our needs on acceptable terms or at all. The expense and time required to complete any transition and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, financial condition and prospects.

Currently, companies operating in the designated free zones of the UAE are exempt from any personal, income and corporate taxes as well as granted exception from custom duty for goods and services, except that any free zone company selling any goods in the UAE mainland must pay a 5% duty tax. The UAE’s Federal Corporate Tax Law indeed came into effect on June 1, 2023, and has impacted many industries, including the EV sector. Under this law, companies with an annual net profit exceeding AED 375,000 (approximately USD 100,000) will be subject to a tax at a standard rate of 9%. Certain industries or businesses, such as energy, oil, and gas sectors, as well as government-supported enterprises in specific regions, may benefit from tax incentives. Although the Corporate Tax Law does not specifically mention the EV industry, the UAE government’s promotion of green energy and sustainable development strategies means that the EV sector, as part of renewable energy and clean technology, is likely to benefit from other government support policies, such as tax reductions, subsidies, and infrastructure development support.

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

Although we cannot rule out the possibility that the applicable government authorities in Mainland China may initiate cybersecurity reviews on ICONIQ and its subsidiaries in Mainland China in the future, we believe that the possibility of ICONIQ and its subsidiaries in Mainland China being held as having conducted any data processing activities that affect or may affect national security is low, because, as of the date hereof, (i) ICONIQ and its subsidiaries in Mainland China have not directly involved state power, sovereignty, unity and territorial integrity, people’s well-being, sustainable economic and social development and other major national interests; (ii) ICONIQ and its subsidiaries in Mainland China have not been identified as critical information infrastructure operators by applicable governmental authorities in Mainland China, nor have any of them been informed by applicable governmental authorities in Mainland China that it may be identified as a critical information infrastructure operator, so it is less likely that ICONIQ or any of its subsidiaries in Mainland China pose a risk to the security of critical information infrastructure; and (iii) ICONIQ and its subsidiaries in Mainland China have not processed core data or important data.

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

We believe the electric vehicle industry is not within a sector where foreign investment is prohibited or restricted pursuant to the Special Administrative Measures on Access to Foreign Investment (Negative List Edition 2021). Accordingly, our operations in Mainland China are unlikely to be directly affected by the Foreign Investment Law. However, it is not known whether any additional laws or regulations promulgated pursuant to the Foreign Investment Law and the Implementation Regulations will have a material adverse effect on our business, financial condition and results of operations.

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

We are a public company subject to reporting requirements in the United States, and it incurs significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

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

On November 12, 2024, the Company received a delisting determination notice (the “Determination”) from the staff of the Listing Qualifications Department (the “Staff”) of Nasdaq to delist the Company’s securities from Nasdaq on the grounds that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it failed to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”) with the SEC by November 11, 2024, the extended deadline previously approved by the Staff for filing such report. On January 6, 2025, the Company received notice (the “January 6, 2025 Notice”) from the Staff informing the Company that: (i) the Company no longer met the audit committee requirements for continued listing on Nasdaq set forth in Nasdaq Listing Rule 5605 due to the resignations of Messrs. Xiaoma (Sherman) Lu and Changqing (Benjamin) Ye on December 6, 2024 and Ms. Xinyue (Jasmine) Geffner on December 7, 2024; and (ii) the Company is not in compliance with Nasdaq Listing Rule 5250(c)(2) because it failed to the file a Form 6-K containing interim balance sheet and income statement as of the end of its second quarter ended June 30, 2024, which two deficiencies serve as additional bases for delisting.

On November 19, 2024, the Company submitted a request (the “Request”) for a hearing to appeal the Determination. The Request was granted, and on January 16, 2025, the Company attended the hearing before a Hearings Panel (the “Panel”). On February 24, 2025, the Panel issued its decision (“Decision”) to grant the Company’s request for continued listing on Nasdaq, subject to the conditions that: (i) on or before March 30, 2025, the Company shall file restatements for the financial statements included in the Company’s Form 20-F for fiscal year 2022 and the interim financial statements for fiscal year 2023; (ii) on or before May 12, 2025, the Company shall file its 2023 Annual Report and its interim financial statements for fiscal year 2024; and (iii) on or before May 12, 2025, the Company shall demonstrate compliance with Nasdaq Listing Rule 5605(c)(2). On March 31, 2025, the Company filed Amendment No. 1 to the Annual Report on Form 20-F for fiscal year 2022 and Amendment No. 1 to its report Form 6-K for the six-month periods ended June 30, 2023 and 2022.

On January 9, 2025, the Board of the Company appointed (i) Elizabeth Ching Yee Chung as a member of the Board, as chairperson of the audit committee and as a member of the compensation committee; (ii) Benjamin Bin Zhai as a member of the Board and as chairperson of the compensation committee; (iii) Jin He as a member of the Board, as a member of the audit committee and as a member of the compensation committee; (iv) Joseph Levinson as a member of the Board and as a member of the audit committee; and (v) Jinming Dong as Chief Financial Officer of the Company. With the appointments of Ms. Chung and Messrs. He and Levinson to the Board’s audit committee on January 9, 2025, the Company believes that it has regained compliance with the audit committee requirements in Nasdaq Listing Rule 5605(c)(2).

If we fail to satisfy the continued listing requirements of Nasdaq, Nasdaq may take steps to delist our securities. Such a delisting would likely have a negative effect on the price of our securities and would impair your ability to sell or purchase our securities when you wish to do so. In the event of a delisting, we can provide no assurance that any action we take to attempt to restore compliance with listing requirements would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if our securities become delisted from Nasdaq, for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Our ability to pay any dividends in the future will depend entirely on distributions from ICONIQ and our other subsidiaries.

NWTN is a holding company and does directly own any operating assets other than its ownership of interests in ICONIQ and our other subsidiaries. We depend on ICONIQ and our other subsidiaries for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends. The earnings from, or other available assets of, ICONIQ and our other subsidiaries may not be sufficient to make distributions or pay dividends, pay expenses or satisfy our other financial obligations.

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

In addition, as a “foreign private issuer,” we are permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its Annual Reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. We currently intend to follow some, but not all, of the corporate governance requirements of Nasdaq. With respect to the corporate governance requirements of Nasdaq that we do follow, we cannot give any assurances that we will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available Nasdaq exemptions that would allow us to follow our home country practice. Unlike the requirements of Nasdaq, we are not required, under the corporate governance practice and requirements in the Cayman Islands, to have our board consist of a majority of independent directors, are we required to have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors, or have regularly scheduled executive sessions with only independent directors each year. Such Cayman Islands home country practices may afford less protection to holders of our ordinary shares. For additional information regarding the home country practices we intends to follow in lieu of Nasdaq requirements, see the section of this annual report entitled “Item 16G. Corporate Governance.”

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

In addition to being a foreign private issuer, we are a “controlled company” as defined under the Listing Rules of Nasdaq, because Alan Nan WU is able to exercise 77.0% of the aggregate voting power of our total issued and outstanding shares. For as long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. For additional information regarding the corporate governance practices that we intend to follow in lieu of Nasdaq requirements, see the section of this annual report entitled “Item 3. Key Information - D. Risk Factors - Risks Relating to Ownership of Our Ordinary Shares - The market price and trading volume of our Class B ordinary shares and warrants may be volatile.”

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

Alan Nan WU, through Muse Limited, a company incorporated in the British Virgin Islands (“Muse Limited”) owns 100% of our Class A ordinary shares and 172,427 of our Class B ordinary shares, which represent approximately 78% of the voting interests of NWTN. For so long as he holds at least a majority of the voting interests of NWTN, Alan Nan WU will have the ability, through our board of directors, to significantly influence decision-making with respect to our business direction and policies. Matters over which Alan Nan WU may, directly or indirectly, exercise significant influence include: (i) the election of members of our board of directors; (ii) business combinations and other merger transactions requiring shareholder approval, including proposed transactions that would result in our shareholders receiving a premium price for their shares; and (iii) amendments of our Amended and Restated Memorandum and Articles of Association or increases or decreases in the size of our board of directors. Even if Alan Nan WU’s voting interests fall below a majority, he may continue to be able to strongly influence our decisions. In addition, such concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class B ordinary shares.

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

In connection with the Business Combination, NWTN agreed to register for resale on Form F-1 (i) the ordinary shares, which have been exchanged for, or which shall be issued upon exercise of the other NWTN securities that were exchanged for securities of East Stone underlying the private placement units that were issued concurrently with the East Stone’s initial public offering, (ii) the ordinary shares issued to the shareholders of ICONIQ as consideration in connection with the consummation of the Business Combination, and (iii) all the ordinary shares issued or to be issued upon conversion of certain Convertible Notes and equity investment, subject to certain conditions,, no later than sixty (60) business days after the Closing Date, and to use its reasonable efforts to cause such resale registration statement to become effective on or before one hundred twenty (120) days after the Closing.

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

As of the date of this report, the resale of the above-described securities had not been registered. The registration of these securities, once completed, will permit the public resale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class B ordinary shares post-Business Combination.

We may be subject to legal proceedings due to failure to timely file the registration statement as required by the Founders Registration Rights Agreement Amendment.

As of the date of this annual report, we have not yet filed a registration statement for the aforementioned securities under the Founders Registration Rights Agreement Amendment. Failure to file a registration statement by the required deadline constitutes an event of default and investors may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in the Founders Registration Rights Agreement Amendment or for an injunction against the breach of any such term or in aid of the exercise of any power granted in the Founders Registration Rights Agreement Amendment or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond.

Item 4. Information on the Company

A.	History and development of the company.

Establishment of Dubai Global Headquarters

We trace our history back to 2014 when our predecessor entity was incorporated in Dubai, the UAE. After expanding into China in 2016 to utilize its supply chain, manufacturing capabilities and market opportunities, on March 22, 2022, we established our global headquarters in Dubai to reinforce our heritage from the Middle East as well as our vision to offer “passenger-centric” SPVs on a global scale. Our presence in the Middle East enables us to look both “East and West” to pursue our global growth ambitions. As of December 31, 2023:

●	our Dubai headquarters’ business scope covered science and technology consultancy, innovation and AI research and consultancy, as well as automobile engineering services;

●	our Dubai headquarters entity, ICONIQ Green, controls all of our UAE operating subsidiaries and through its wholly owned subsidiary ICONIQ Motors Limited, controls those in Mainland China;

●	our senior management’s employment contracts were all signed with our Dubai headquarters entity; and

●	we had transferred over 60 patent rights and were in the process of assigning nearly 40 procurement contracts with our key suppliers from our Mainland China operating subsidiaries to our Dubai headquarters entity.

Jinhua Investment

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

Establishment of SKD Facility in Abu Dhabi

In September 2022, NWTN Technologies Industries, an Abu Dhabi-based industrial and manufacturing company wholly-owned by ICONIQ Green, finalized an agreed form of lease agreement with KEZAD to establish a SKD (Semi-Knockdown) facility for EV assembly in the UAE to manufacture and market our vehicles in the Middle East, Africa, Southeast Asia and Europe. As part of AD Ports Group’s Economic Cities & Free Zones, we believe KEZAD offers unique advantages, including extensive size, world-class infrastructure, free zone and domestic industrial zone solutions, dedicated investor support, tax-free environment with competitive operating costs and strategic location with access to regional and international markets. The KEZAD assembly facility is our first facility in the UAE. The facility will enable us to conduct semi-knockdown production with a greater proportion of software and hardware localization and upgrades to meet the local market needs.

Under the Form of KEZAD Lease Agreement, we have leased an area of approximately 25,000 sq.m., effective from October 1, 2022, for a term of five years. We may also terminate the lease by serving six months’ written notice upon meeting certain conditions set out in the Form of KEZAD Lease Agreement. We plan to initially operate a manufacturing, research and development, vehicle testing and logistics facility constructed by KEZAD with an annual capacity of 5,000 to 10,000 units for the assembly of SKD EVs. Subsequently, we plan to expand its capacity to 50,000 units annually to support the production of our SPVs, including MUSE and our other models.

The Company completed the construction of its electric vehicle assembly facility in Khalifa Economic Zones Abu Dhabi (“KEZAD”) at the end of 2022 and obtained production and sales licenses from Abu Dhabi Emirate in early 2023. Subsequently, the KEZAD plant received certifications of ISO 9001, ISO 14001, and ISO 45001. During the fiscal year ended December 31, 2023, the Company delivered 773 vehicles.

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

Evergrande Transaction

On August 14, 2023, NWTN entered into a share subscription agreement (the “Share Subscription Agreement”) with China Evergrande Group, a Cayman Islands exempted company listed on the Main Board of The Stock Exchange of Hong Kong Limited Limited (the “Hong Kong Stock Exchange”) (Stock Code: 3333) (the “Evergrande Group”), China Evergrande New Energy Vehicle Group Limited, a company with limited liability incorporated in the Hong Kong and listed on the Hong Kong Stock Exchange (Stock Code: 0708) (the “Target”, together with its subsidiaries, the “Target Group”) and Hui Ka Yan.

Our company entered into a Vehicle Sales Contract with the Target on August 14, 2023, under which we procured 1,200 Hengchi vehicles from Target, for a total contract value of USD$30 million and RMB 200 million (net of tax). Although we fulfilled our payment obligations in a timely manner, Evergrande New Energy failed to deliver the vehicles, thus constituting a breach of contract.

Subsequently, our company issued a formal written Payment Demand Notice to Evergrande New Energy, but received no response. Currently, Evergrande New Energy filed for bankruptcy restructuring in August 2024, and we are actively participating in the creditor claim process.

Pursuant to the Share Subscription Agreement, NWTN was required to deposit the Subscription Amount within thirty (30) calendar days upon the signing of the Share Subscription Agreement into a bank account (the “Escrow Account”). On the closing date, or such other time as NWTN and the Target may otherwise agree, NWTN may choose to transfer part or all of the funds in the Escrow Account to the Target’s bank account in satisfaction of the payment obligations in respect of the equivalent amount of the Subscription Amount less any transaction costs, less up to $3,500,000 of NWTN transaction costs to be borne by the Target and deducted from the total Subscription Amount.

On or before the closing of the proposed transactions with the Target Group, certain outstanding loans of the Target would be converted (the “Loan Conversions”) into newly issued Target ordinary shares, with the Evergrande Group acquiring up to 4,178,284,870 Target ordinary shares upon such conversion. As a result of the Share Subscription and Loan Conversions, and assuming that there is no change in the share capital of the Target between the date of the Share Subscription Agreement and the closing date, NWTN would have held approximately 27.50% of the total number of issued Target ordinary shares.

In connection with the Share Subscription Agreement, on August 14, 2023, NWTN (Zhejiang) Automobile Co., Ltd., an affiliate of NWTN (the “Fund Provider”), and Evergrande New Energy Vehicle (Tianjin) Co., Ltd., an affiliate of Target (the “Fund Recipient”), entered into that certain Transitional Funding Support Agreement (the “Transition Funding Support Agreement”), pursuant to which the Fund Provider shall, subject to the satisfaction of certain conditions precedent, provide a secured transitional funding in the amount of RMB600 million (the “Transitional Support Amount”) in three equal tranches to the Fund Recipient for the research and development, manufacturing of and sales services in respect of vehicles of Target Group.

On September 29, 2023, NWTN delivered a letter to Target notifying Target (the “September 29 Letter”) that NWTN had suspended the performance of its obligations under the Share Subscription Agreement due to, among other things, the trading halt of Target’s ordinary shares on the Hong Kong Stock Exchange and a series of recent changes in the Evergrande Group have generated significant uncertainties on the likelihood of Target being able to meet various closing conditions for the Proposed Transactions, including but not limited to the Target’s ordinary shares remaining listed on the Hong Kong Stock Exchange; no material adverse event as of the date of the closing; the Hong Kong Stock Exchange approving the listing and trading of the Subscription Shares; and Evergrande Group’s ability to effect its debt restructuring plan.

In the September 29 Letter, NWTN informed Target that the recent developments with the Evergrande Group described above had caused the conditions precedent to Fund Provider’s obligation to fund the second and third tranches of the Transitional Support Amount to not be satisfied. Therefore, the Fund Provider was not obligated, and did not pay, any of the second and third tranches.

The Share Subscription Agreement may be terminated by either NWTN or the Target if the conditions to closing have not been satisfied by December 31, 2023 (the “Long Stop Date”). On December 31, 2023, NWTN delivered notice (the “Termination Notice”) to the Target that NWTN was exercising its right to terminate the Share Subscription Agreement because the conditions to closing had not been satisfied or waived by the Long Stop Date. The Termination Notice further states that conditions precedent to Fund Provider’s obligation to fund the second and third tranches of the Transitional Support Amount have not been satisfied and the Fund Provider will not fund any of the second and third tranches.

As a result of the Termination Notice, the Share Subscription was terminated and the Share Subscription Agreement is of no further force and effect, except for certain specified provisions in the Share Subscription Agreement, which shall survive termination and remain in full force and effect in accordance with their respective terms. NWTN reserves all rights and remedies under the Share Subscription Agreement, Transition Funding Support Agreement and other related transaction documents.

Loan and Pledge

On September 7, 2023, Alan Nan Wu, the Chief Executive Officer and Chairman of the Board of Directors of NWTNNWTN, ICONIQ Green Technology FZCO, a wholly-owned subsidiary of NWTN (“ICONIQ Green”), NWTN Automobile Cars Trading LLC, a wholly-owned subsidiary of ICONIQ Green (“NWTN Automobile,” together with Mr. Wu and ICONIQ Green, the “Borrowers”), and ICONIC Investment One SPV RSC Ltd (the “Lender”) entered into a loan agreement (the “Loan Agreement”). Pursuant to the Loan Agreement, the Borrowers agreed to procure a loan of USD 30 million from the Lender (the “Loan”) with an annualized interest of 10% for a period beginning on the date of Loan Agreement and ending on the date that the loan is fully repaid, which is due no later than three months from the date of release of the full loan amount.

As a condition to the Loan Agreement, ICONIQ Green, NWTN Automobile and the Lender entered into a movable pledge agreement on September 7, 2023 for the pledge of all vehicles owned by NWTN Automobile to the Lender until the Loan is repaid. As additional security for the Loan, Mr. Wu transferred to the Lender 3,348,215 Class B ordinary shares of NWTN that Mr. Wu beneficially owns through Muse Limited, an entity wholly owned by Mr. Wu, which shares shall be transferred back by the Lender to Muse Limited when the Loan is repaid. The shares are subject to lock-up restrictions under that certain lock-up agreement, dated as of April 15, 2022 (the “Lock-Up Agreement”), entered into by and among NWTN, Navy Sail International Limited, ICONIQ Holding Limited, East Stone and Muse. A waiver to the Lock-Up Agreement was signed to temporarily release Muse from its lock-up obligations regarding the Shares from September 6, 2023 to November 30, 2023. The proceeds of the Loan were used to replenish working capital and general corporate funds.

W Motors Transaction

On December 28, 2023, NWTN entered into a binding term sheet (the “Term Sheet”) with W Motors Automotive. Pursuant to the Term Sheet, NWTN agreed to issue (i) 308,171 Class B ordinary shares to W Motors in settlement of certain outstanding invoices from W Motors and (ii) 2,070,000 restricted Class B ordinary shares to W Motors in exchange for 107,646 restricted ordinary shares of W Motors, which is equivalent to 5% equity interest of W Motors based on a pre-transaction valuation of W Motors of $315,761,800. Under the Term Sheet, W Motors is entitled to certain registration rights and NWTN is entitled to appoint one director to W Motor’s board of directors.

Rabdan Discontinuation

The Company has developed its major product line of Rabdan branded vehicles, including the Rabdan One model, which was the first NEV awarded a “Made in the Emirates” certificate in the UAE. The Company has marketed three Rabdan models, Rabdan One, Rabdan Five (which was discontinued shortly upon the launch) and Rabdan Seven, to its customers, each of which have been jointly developed by the Company and its partners in China. The Company holds registered trademarks for Rabdan One and Rabdan Seven in the UAE. In the fiscal years ended December 31, 2023 and 2022, the Company assembled and delivered approximately 800 Rabdan-branded vehicles to its customers.

In March 2024, the Company was orally informed by a representative of the UAE authority, who oversees the trademark use of the Rabdan brand for vehicles, to refrain from producing any vehicles under the Rabdan brand, as the authority intended to create a premium automotive product line using the Rabdan moniker. The Company immediately suspended new orders of Rabdan branded vehicles and engaged in discussions for collaborations with Rabdan Motors LLC, an entity set up by the UAE authority to develop a premium automotive product line under Rabdan brand.

In June 2024, the Company was notified by the same representative to refrain from selling any Rabdan branded vehicles within the UAE. Since that time, the Company has commenced the re-badging of approximately 320 vehicles held in inventory from the Rabdan brand to the Company’s own brand. The Company has entered into a sales agreement to sell all such re-badged vehicles. At the date of this report, the Company is progressing the vehicle delivery under the sales agreement and collecting the sales proceeds of delivered vehicles and has delivered 168 vehicles under the sales agreement.

In response to the discontinuance of the Rabdan branded vehicles, we have reduced our workforce by approximately 222 employees and contractors from January 2024 to March 2025

Joint Venture with W Motors

On January 14, 2025, the Company entered into a Joint Venture Agreement (the “JV Agreement”) with W Motors to establish a joint venture company (the “JV Company”) to engage in the businesses of automobile modification and customizations, vehicle distribution, sale of after-sales auto parts and provision of car services.

The JV Agreement outlines the structure and operations of the new JV Company. Pursuant to the JV Agreement, NWTN will hold a majority stake of 51% in the JV Company, while W Motors will hold the remaining 49%. As part of their contributions, NWTN will provide intellectual property valued at $100 million, including patents, software, and related technologies. W Motors, on the other hand, will contribute its existing police vehicle and modification business, encompassing market channels, contracts, and equipment, valued at $100 million.

Pursuant to the JV Agreement, the JV Company will have a Board of Directors appointed by both parties, with NWTN appointing the Chairperson and a total of 3 directors (including the Chairperson) and W Motors appointing a total of 2 directors. W Motors will appoint the General Manager of the JV Company, while NWTN and W Motors will jointly nominate the Chief Financial Officer. Financial management of the JV Company will be conducted independently, adhering to applicable accounting standards. Profits will be distributed in proportion to shareholding after deducting taxes and statutory reserves. Both parties will receive quarterly financial reports to ensure transparency and proper oversight.

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

We are in development of a product portfolio of EVs, including MUSE and GHIATH and Autonomous Logistics Vehicles. which are planned to be equipped with autonomous driving technology and digital connectivity through collaboration with strategic partners. The vehicle provides a unique insight into our design DNA and will help to anchor our brand’s market positioning as we progressively launch the SPVs. We envision each of the SPVs to be a vehicle enhanced with perception, reasoning and actuating devices that enhance the riding experience. Moreover, by partnering with automotive ESPs, such as W Motors, we have adopted an asset-light manufacturing model which we believe allows us to lower our initial capital expenditures and ramp up the production and commercialization of our products efficiently. We are also exploring opportunities with new partners to enhance product features and/or to develop new models that can leverage economy of scale from our existing product platforms and technologies, which will help to attract external resources, reinforce our brand and generate additional revenue. See “Item 4. Information on the Company – B. Business Overview — Manufacturing — Our asset-light manufacturing model.”

We believe that in recent years, the demand growth in the global passenger vehicle markets has been fueled by increases in per capita income, adoption of electric vehicles and significant advancement in technologies such as ADAS. We believe to be well-positioned to compete in the EV markets in China and other parts of the world because of (i) our core technologies focus on providing a passenger-centric experience which grant us competitive edges over our rivals, and (ii) technology and production support through our strategic partnerships with globally leading technology providers and reputable automotive ESPs. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our ability to generate positive cash flow is uncertain, as customers may cancel or delay orders.”

Market Opportunity

According to Canalys, the worldwide sales of EVs grew annually by 55% to 10.1 million units in 2022. Mainland China was by far the largest EV market, with 59% of EVs sold there in 2022, a total of 5.9 million units. This represents 29% of all light vehicles sold in the region, up from 15% in 2021. According to Frost & Sullivan, driven by growing disposable income, increasing urbanization and investment in transportation infrastructure, sales volume of passenger vehicles globally is expected to increase to 75.9 million units in 2026, while sales volume of passenger vehicles in Mainland China is expected to increase to 25.5 million units during the same period, and the EV sales volume is forecasted to grow to 10.6 million units in 2026, representing 41.6% of the total passenger vehicle sales volume in Mainland China in 2026. By 2030, the global annual volume of passenger EVs will grow to 39.7 million, and the annual volume of new energy passenger vehicles in Mainland China will grow to 16.2 million. Meanwhile, the sales volume of EVs in the Middle East is expected to grow to 651 thousand in 2026 at a CAGR of 67.4%, according to Frost & Sullivan. In Europe, consumers are increasingly turning to battery EV (BEV) and plugin hybrid EV (PHEV), which allow these vehicles to achieve new volume and market share records. According to Canalys, Europe is the second largest EV market, with a 26% share and 2.6 million units sold. EVs represented 23% of vehicles delivered in 2022, up from 20% in 2021. EVs outsold diesels in 2022 in UK, according to the Society of Motor Manufacturers and Traders (SMMT).

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

Differentiated passenger experience that advocate a unique and personalized lifestyle

“Passenger-centric” is embedded in our product DNA, and we strive to offer our passengers a comprehensive smart mobility experience comprised of comfort, infotainment and personalized services to satisfy the needs of the mid- to high-end segment of corporate and family customers. Such experience will be measured by our products’ interior, safety features, intelligent devices as well as its ability to provide tailored services for each passenger. Our SPVs are designed to minimize motion sickness for the passengers and equipped with multiple passenger vehicle riding modes, including, for example, sporty, comfort and quiet as well as autonomous. These vehicles are planned to be designed to sense the physical wellness of a passenger, including pulse, blood pressure and body temperature, and to communicate with personal healthcare providers for advice if and when needed. They can also be facially recognized when stepping into a vehicle, which allows the vehicle to adjust all passenger presets for each individual, including lighting, seat position and seat stiffness. The vehicles are planned to be designed to adapt to the cabin environment and passenger condition as well as proactively turn on the entertainment, shopping and office work systems which are also customized for each passenger. The vehicles are also planned to be designed as a personal concierge who has a storage of the passenger’s favorite locations including restaurants, hotels, pharmacies and other locations, and the vehicle will automatically plan the travel routes based on the purpose, destination and road conditions. Furthermore, we will also ensure the safety of our customers by aiming to design MUSE according to E-NCAP (European New Car Assessment Programme) Five Star and C-NCAP (China New Car Assessment Programme) Five Star standards and equipping them with passenger safety features including AEB (Autonomous Emergency Braking), pre-tension safe-belt and extra airbags.

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

Furthermore, our SPVs are planned to be designed as interconnected electronic device with our proprietary AI-NAS (Artificial Intelligent Networked Appliance System). They are planned to be designed with an innovative new dock, which provides the ultimate environment for a hardware and passenger system integration that is optimized for seamless operation. In addition to large and separate high-definition touch screens, high-end audio systems, facial and voice recognition devices and body condition sensors to provide the best-in-class on-board entertainment, shopping and office experiences, our SPVs are planned to carry chassis sensor and motion reverse system to minimize cabin motion as well as seat sensors that can recognize a passenger’s physical conditions. Additionally, our SPVs are planned to be able to support high-speed 5G internet and further enhance passenger experience with our on-board software applications running on AI-NAS. For details, see “— Our Technologies.” The AI-NAS, together with our on-board smart devices, will offer superb passenger experience with various services such as medical, travel, news, financial, social and luxury branding.

Strategic partnerships with industry leading vehicle designer, onboard system provider, technology provider and ESP

We work with industrial leaders and local governments in defining the next generation of EV passenger experience. We are currently entrusting W Motors on the contract engineering of our GHIATH and Autonomous Logistics Vehicle. This contract engineering approach is widely employed in global passenger vehicle production, as many major OEMs around the globe currently have contract engineering arrangements.

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

Work with local governments and global ESP partners to accelerate product development and delivery to market

Our SKD facilities in the UAE are designed to complete vehicle assembly and testing for our vehicles in the Middle East markets and to also serve as the primary plant for the UAE SKD facility. We aim to further expand our production capacity in the UAE by cooperating with local government and entities.

We believe our ESP arrangement with W Motors will allow us to lower our initial capital expenditure associated with facility operation. We believe they will also allow us to ramp up production in an efficient manner without dealing with complex labor and capacity management issues. Moreover, we plan to leverage the platform, technology and resource of these partners to accelerate product development.

Build and expand our international market presence

We currently primarily focused on the passenger vehicle markets in the UAE, North Africa and Gulf Cooperation Council countries for the initial launch of our vehicle lines. We are a company with global presence, with our head office and development center are located in Dubai. As we validate and execute our business plan, we plan to continue to develop our relationships and explore international expansions in attractive markets, such as the Middle East, Africa, Europe and Southeast Asia. Given our partnership strategy, we believe that we can build the manufacturing and operational networks needed to quickly establish us as a truly global brand. As we expand our presence across these regions, we plan to continuously develop and adopt the latest EV and manufacturing technologies to both localize and upgrade our products.

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

Accelerate investment in and advancement of our technologies

R&D is critical to our success. We are in the process of forming an experienced international management team comprised of talented individuals from several EV technology leaders. We believe our product development center in UAE, will enable us to tap into a deep pool of automotive talent, which we are utilizing to the fullest. We plan to increase our investment in R&D and focus on hiring talented engineers and scientists to advance our technological advantage. Additionally, we plan to leverage the strength and resources of our asset-light strategy partners and focus more investment into the development of our intellectual property to support our passenger-centric strategy.

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

We believe that, unlike certain other multi-purpose vehicles (“MPVs)” on the market, MUSE pays more attention to the passenger’s riding experience, and we believe it will perform better in terms of comfort, intelligence and personalized services. MUSE seeks to transform vehicles from a traditional travel machine into a mobile living space by breaking the internal design of the vehicle and equipping and accessorizing it with smartphone like functionalities. At the same time, we plan to cooperate with reputable suppliers to provide passengers with a top-notch riding experience that meets modern-day travel needs of both corporate and family customers.

We are currently in the concept A surface digital design and packaging feasibility phase for upper body and initial production intent design phase for underbody including chassis, high voltage and components, and body structure for the development of MUSE. See “— Manufacturing — Vehicle development and contract engineering process.” We are working with W Motors and others to complete MUSE design. MUSE will be our first mass-production SPV in the market. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving. Our vehicles may not perform in line with customer expectations.” and “Risk Factors — Risks Relating to Our Business — Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on its business.”

GHIATH

We plan to create GHIATH, a purpose-built vehicle tailored to specific public service needs and law enforcements through a collaboration with Dubai Police expertise. Dubai aims to develop its own police vehicle fleet and technology solutions program.

As changing socioeconomics, demographics, and advancements in technology frame the future of law enforcement, Dubai Police responds in a resilient, sustainable, and innovative manner to such externalities. With the vision of police pioneering for a safe city, Dubai Police’s mission and strategic objectives encapsulate the wellbeing and happiness of the community within the safety and security aspect stretching policing efforts beyond traditional norms and outside the world of crime and justice. Such an exemplary model of policing creates a cycle of continuous innovation addressing myriad societal needs in a human-centric manner.

In line with the vision of UAE’s leadership, GHIATH strives to encapsulate the digital technologies brought forth by the 5th industrial revolution as well as optimize police operations to become the first vehicle to respond to all types of incidents.

GHIATH is expected to be launched by the end of 2025.

Autonomous Logistics Vehicle - Astra

We plan to launch Astra, a commercial-grade driverless vehicle, providing intelligent logistics, automatic delivery and shared travel solutions. Astra will combine AI and advanced sensing technology to achieve highly automated and safe driving. We will cooperate with governments, enterprises and smart city projects to promote the commercialization of driverless vehicles. Target markets for Astra include the Middle East, Asia and major smart transportation hubs around the world.

Astra’s mission is to make mobility delight your life. Its vision is to become a world top 10 AI Mobility Provider by 2030. To achieve this, Astra has a strategy of having over 100,000 Robo - vehicles in its B2B business by 2030. The brand is built on pillars, such as being AI driven, offering mobility as a service, and emphasizing efficiency.

Astra can reduce the costs of human drivers, enhance transportation efficiency, and cut down the long-term expenditures of logistics companies. Since they can operate around the clock without rest, they are able to optimize urban freight dispatch and reduce transportation delays. Meanwhile, with advanced perception and decision-making systems, human driving errors can be reduced, and the traffic accident rate can be lowered. Through intelligent route planning, traffic congestion can be alleviated, and the utilization rate of urban roads can be improved. By integrating new energy technologies, carbon emissions can be reduced, thus contributing to the development of green and intelligent logistics. In conclusion, the widespread use of Astra will promote the upgrading of intelligent logistics and urban transportation, bringing more efficient, safe and environmentally - friendly solutions to future urban freight.

Astra is expected to be launched by the end of 2025.

Semi Knock Down Project

Since 2022, NWTN has forged ahead with a strategic partnership with leading mainstream OEMs within Mainland China. This collaboration has been far-reaching but significant, as it has enabled NWTN to secure the exclusive rights for sales and joint development of specific vehicle models in the UAE region.

During the period from 2023 to 2024, NWTN promoted the local production of the vehicle models NWONE (SUV) and RABDAN ONE (SUV) and RABDAN SEVEN (MPV) in the UAE by virtue of the SKD model.

Boasting robust local manufacturing capabilities in the UAE, NWTN capitalized on this strength. The Company sourced complete sets of new-energy vehicle parts and components from within China. These components were then transported to the UAE. Subsequently, at NWTN Abu Dhabi factory, the relevant vehicle models underwent semi knock down (“SKD”) production.

During the period from 2023, NWTN successfully promoted the local production of the following vehicle models include NWONE (SUV) and RABDAN ONE (SUV) and RABDAN SEVEN (MPV) in the UAE by virtue of the SKD model, and generate enough cash flow through the SKD project to support the MUSE, GHIATH and Astra models.

Now NWTN will put more energy and capital to MUSE, GHIATH and Astra models.

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

Additionally, we envision our AI-NAS Ecology System to be complemented by a suite of innovative vehicle hardware, including:

●	Modular pure electric platform, which is planned to comprise a long wheelbase (3000 mm in the case of MUSE) chassis, electrified chassis solution (integrated four-in-one motor drive system), integrated thermal management solutions (battery storage system/electronic components), flexible and scalable battery storage system with standard and customized components, integrated crash functions, all of which are planned to offer a best-in-class ride and handling performance.

●	High density battery pack system, planned to be capable of 600-800km NEDC (New European Driving Cycle) driving range with 0.31 draft coefficient and peak discharge power of 300kW. We also plan to have advanced thermal management technology to extend battery service life as well as innovative dry wet separation structure and advanced BMS (Battery Management System) and thermal management to ensure product safety in the whole vehicle life cycle. Moreover, we plan to conduct simulation analysis and test verification to ensure the reliability of our products.

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

Additionally, in order to equip our SPVs with autonomous driving technology, we are developing an intelligent autonomous driving assistant, with powerful computing capability, advanced algorithms and multi-dimensional integrated sensors. We plan the core technologies to include:

●	Special domain controller for autonomous driving with high computing power and low power consumption. Aiming to achieve intelligent driving, the self-developed special domain controller for autonomous driving is planned to integrate various heterogeneous processors with customized peripheral sensor interfaces, meeting both the high-computing-power requirements of high-performance autonomous driving algorithms and the low-power-consumption requirements of vehicle components;

●	Heterogeneous multi-sensor fusion sensing and positioning system. Our self-designed scheme is planned to integrate and deploy various heterogeneous sensors such as LiDAR (Light Detection And Ranging), camera, millimeter wave radar, GNSS (Global Navigation Satellite System) and IMU (Inertial Measurement Unit), so as to realize the fusion sensing of the data set and the stable sensing and positioning of the positioning algorithm in various complex scenes;

●	Decision planning and control system based on reinforcement learning architecture. Our intelligent driving system is planned to use a decision-making and planning algorithm based on reinforcement learning, which is developed to complete the full coverage of urban, high-speed and rural scenes. The control algorithm is planned to carry self-adaptive capability for vehicle situation change and different travel scenes;

●	Vehicle-infrastructure coordination solution. Utilizing 5G technology, the vehicle and infrastructure perception data is planned to be fused to realize the environment perception without blind area, the overall optimization of vehicle path planning will be realized through collaborative decision-making planning, and the global optimization of traffic system is planned to be realized through regional and global data fusion. Such autonomous driving capabilities is planned to allow the vehicles to be safer, more efficient and more intelligent as well as to form an intelligent transportation system together with road-side infrastructures.

We plan to install different levels of autonomous driving technology on our vehicles. At product launch, we plan for MUSE to have Level 2.5 autonomous driving system.

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

Research and Development

Our R&D efforts are focused on vehicle design, product engineering, manufacturing engineering, intelligent seating design, intelligent network, vehicle body engineering, vehicle safety engineering, data and data security, supply quality engineering, CAD (computer-aided design) and supply chain management. In addition, we plan to work with our ecosystem partners to design and develop a rich portfolio of smart software and hardware. We are in the process of assembling a team of experienced experts and engineers to bring innovative and safe passenger vehicles to market. In 2023 and 2022, we invested US$24.4 million and US$15.9 million in R&D activities, respectively, which accounted for 12.2% and 38.7% of our total operating expenses, respectively. We expect to scale up both our in-house R&D and collaboration with external R&D partners in order to enhance and commercialize our products and technologies.

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

Sales and Marketing

Our marketing and communications strategy is planned to initially focus on promoting the awareness of our brand which will represent a premium brand with high-quality vehicles and services in the Middle East and the Gulf Cooperation Council countries. We aim to engage in cost-effective branding activities by taking advantage of digital channels including social media and maintaining an “always on” online presence to build an online and offline ecosystem of users. We do not intend to invest in traditional mass-marketing, such as billboard and magazines, given its inefficiency and poor return-on-investment. In selected markets globally, we plan to adopt a partnership-driven marketing and distribution strategy for individual and corporate customers which focuses on products and brand, distribution and the establishment of an AI-NAS ecology system.

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

For corporate customers, we seek to offer smart mobility solutions through various commercial partnerships with, for example, travel companies, corporate fleets, luxury hotels and passenger service companies to meet the unique demands of corporate customers and travelers through tailor-made service packages. In the future, our integrated business service platform is planned to enable corporate clients to define and customize both hardware and software of their NWTN vehicle fleet with a broad range of value-add services at their disposal. Additionally, we believe our smart vehicle products are an ideal candidate for mobile vehicle pooling businesses and smart city public transportation.

For all customers, our sales network globally is planned to be asset-light, which we believe will provide an accelerated representation model that delivers both the brand and customer experience, sales performance and investment returns for our partners. We believe this will ensure all our customers globally can enjoy a consistently outstanding NWTN brand and ownership experience.

We are planning a balanced marketing and distribution model that uses the UAE as the foundation for our initial growth and accelerated development of relevant passenger technologies. However, over time we plan to expand our market presence to reduce our exposure to macroeconomic risks. Our international strategy will initially focus on the Middle East, Africa, Europe and Southeast Asia through reputable and influential local partners to cultivate both the consumer and the business demands for our products and services. We plan to further expand our global reach to the rest of the world, which will primarily be driven by our future sales and marketing strategy and partnerships.

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

Government Support

There are currently a number of national-level and municipal-level regulations and policies in major markets around the world that incentivize consumers to purchase EVs. Additionally, the United Kingdom government provides vehicles incentives such as purchase subsidies, exemption from the vehicle excise duty and London’s congestion charge. European Union countries such as Germany and France have also introduced a series of EV subsidies. These policies are subject to certain limits as well as changes that are beyond our control. Any uncertainty or delay in collection of the government subsidies may also have an adverse impact on our financial condition. For details, see “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply could have a material adverse effect on our business, results of operations or financial condition.” Furthermore, we aim to further expand our production capacity in the UAE by cooperating with local government and entities.

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

After-sale services and warranty

In Middle East, we plan to initially offer after-sale services through our importer and distributor partners and manage such network based on market requirements and our global representation standards.

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

In the first phase of our collaboration, we cooperate with other partners to design and manufacture MUSE in the manufacturing base in the UAE. The facility is planned to have full EV production capacity including stamping, body, painting, final assembly and battery pack, with a planned annual production capacity of 100,000 vehicles. We, together with other partners such as W Motors and other suppliers, develop all essential parts of MUSE vehicle, including body, interior, exterior, electrical architecture, powertrain, and perform early testing. For details of the contract engineering, see “— Vehicle development and contract engineering process.” Going forward, we plan to further expand our production capacity by cooperating with local governments and entities for SKD operations in the UAE as well as other locations. In September 2022, NWTN Technologies Industries finalized an agreed form of lease agreement with KEZAD to establish a SKD facility for EV assembly in the UAE to manufacture and market our vehicles in the Middle East, Africa, Southeast Asia and Europe.

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

We believe our strategic partnerships with W Motors and others allow us to substantially lower our overall capital expenditure and ramp up production in an efficient manner without dealing with complex labor and capacity management issues. By sharing respective platforms, technologies and resources with these industry leaders, we believe we are well-positioned for accelerated product development with reduced capital investment. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business.”

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

Currently, we are at the styling, surfacing and initial packaging phase for MUSE and are completing the platform and design integration. We have further begun detailed design of the vehicle’s body-in-white (BIW), interior and exterior, powertrain, battery and electrical architecture. We aim to develop a platform which is eventually capable of supporting Level 4 and above autonomous driving technology. For details, see “— Research and Development

We have paid certain fees to W Motors and bore certain costs as part of the preliminary development of the MUSE.

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

Quality control

We will implement full-cycle quality control, covering design, procurement, production, sales and after-sales services. Our quality assurance measures include:

1.	Design: We use tools such as APQP (Advanced Product Quality Planning), DFQ (Design for Quality), DFMEA (Design Failure Mode and Effect Analysis) and PFMEA (Design Failure Mode and Effect Analysis) to ensure that all critical product attributes are taken into account from design to after-market. Each critical attribute is defined and evaluated for potential failures. Failure modes are evaluated for risk and critical control plans are developed for high-risk items. We identify key customer attributes and develop perceivable quality standards that govern product performance, ease of use and connectivity.

2.	Procurement: We implement PPAP (Production Parts Approval Process) to validate product and process capabilities of our supply base. We ensure that from the planning phase our suppliers are capable of making the right parts in the right quantity at the right quality level to meet our program requirements. Additionally, we plan to implement rigorous incoming quality inspection methodology which includes (i) on-site laboratory to validate material characteristics, (ii) checking fixtures to verify dimensional and appearance quality, and (iii) color matching processes to ensure painted parts received will match painted vehicles.

3.	Production: Shanghai ICONIQ New Energy Development Co., Ltd. is planned to be responsible for defining the required quality standards and product performance specifications for MUSE. Jiangsu ICONIQ New Energy Manufacturing Co., Ltd. is planned to implement and manage vehicle and component quality control systems and processes in order to ensure that all technical performance and quality targets are fully achieved by MUSE vehicle’s target launch date.

4.	Vehicle testing and calibration: Our ESP is intended to ensure that every finished vehicle undergoes extensive testing and quality assurance processes, including wheel alignment, brake force testing, AVMC (Around View Monitor Calibration) and ADAS calibration and testing, 100% water leakage testing and full electrical systems testing. All critical parts and systems specified are planned to be traceable by regulations, and are planned to be scanned and stored for ten years in our vehicle database.

5.	Final vehicle quality control: We plan for each vehicle that has passed the testing and calibration process to be inspected by our quality experts to ensure that it meets all quality requirements before it is released for sales distribution. This is planned to include 100% test track validation, a complete visual quality inspection, electrical test revalidation and verification that any defects detected in previous operations have been satisfactorily eliminated.

6.	After-sale warranty repair and problem rectification: See “— Comprehensive Services — After-sale services and warranty.”

Our Suppliers

During the years ended December 31, 2023, our major suppliers mainly included suppliers of lithium, interior and other automotive components. We procure components from both domestic and global suppliers. In our procurement process, we choose suppliers based on a variety of factors, such as technological expertise, product quality, manufacturing capacity, price and market reputation. We continuously seek to optimize our supply chain to improve cost efficiency and control supply chain risks. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our vehicles according to our schedule and at prices, quality levels and volumes acceptable to us.”

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

Logistics and Warehouse

Given that most of our products are still in the development stage, we do not own or lease warehouses at the moment. If and when we commence mass production of our vehicles, we plan to use the logistics and warehouse network of W Motors and our logistics facilities in KEZAD for the delivery of such products to our customers. For aftersales services and support around the world, we plan to utilize appropriate global parts and logistics partners to minimize the impact on our operations during the initial phases of business growth while delivering expected services to our customers and retail partners.

Data Privacy and Security

We are committed to complying with data privacy laws and protecting the security of customer data, which is a key component of our core value around passenger experience. We mainly collect and store data through various smart devices within our vehicles to provide tailored in-vehicle services and enhance passenger experience. See also “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Our business generates and processes a large amount of data, and we are required to comply with laws and regulations in jurisdictions relating to data privacy and security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.” We believe that our policies and practice with respect to data privacy and security are in compliance with applicable laws and prevalent industry practice in the markets where we operate. Our data and IT departments plan to formulate a company-wide policy on data compliance in accordance with ISO standards, to be monitored and reinforced by our internal compliance team. Our R&D team is actively recruiting talents with background in data security and is capable of providing technical support and resources to ensure the security of the intelligent operating systems of our vehicles. Aside from strictly limiting and monitoring employee access to customer data, we will also provide data privacy training to our employees and partners who are required to report any information security breach.

Moreover, we seek to cooperate with leading big data and cloud computing service suppliers to provide highly-effective data processing and safety services to further enhance the security of customer data. Our MUSE, is planned to carry the AI-NAS system, which is equipped with a firewall that separates a vehicle’s entertainment system from its operation control system to ensure the safety of passengers. We are not aware of any material data leakage or security breach incidents during the year ended December 31, 2023. See “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our business generates and processes a large amount of data, and we are required to comply with laws and regulations in jurisdictions relating to data privacy and security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

Intellectual Property

Our intellectual property rights are importantly valuable to our business. We rely on a combination of intellectual property laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. As of the date of this annual report, we have 190 trademarks registered in Mainland China. We have applied for trademark registration of our corporate and product logos in Mainland China and other countries and regions. Moreover, as of the same date, we also have 96 patents and 77 patent applications in Mainland China, the United States and the EU. Such patents and patent applications relate to automobile design and technologies and two domain names, nwtnmotors.com and iconiqmotors.com. Furthermore, as of December 31, 2023, we had transferred over 60 patent rights from our PRC operating subsidiaries to our Dubai headquarters. We plan to leverage our asset-light strategy to focus more investment into the development of our intellectual property to support our passenger-centric strategy. For details, see “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — We rely on patents (including pending patent applications), unpatented proprietary know-how, trade secrets and contractual restrictions to protect some of our intellectual and other proprietary rights. Failure to adequately protect, enforce or otherwise obtain sufficient coverage of intellectual and other proprietary rights may undermine our competitive position and could materially and adversely affect our business, prospects, results of operations or financial condition.”

Under our planned business model, all core vehicle intellectual property rights will belong exclusively to us. Any third-party services we utilize during the design phase are planned to be contractually obliged to ensure that any off-the-shelf technology adopted is free of intellectual property licensing fees or encumbrances. As of December 31, 2023, we have not been sued by any third party for infringement of intellectual property rights and we were unaware of any threatened material proceedings or claims against us relating to intellectual property rights. See “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — We may be subject to intellectual property infringement claims or other allegations, which may be time-consuming and result in substantial costs and removal of data or technology from our system.”

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

Corporate social responsibility

We are subject to various laws and regulations in respect of occupational health and safety, and are committed to complying with such regulatory requirements, preventing and reducing hazards and risks associated with our operation, and ensuring the health and safety of our employees and surrounding communities. During the years ended December 31, 2023, we had not experienced any material accidents in the course of our operation and we were unaware of any material claims for personal or property damages in connection with health and occupational safety.

Legal Proceedings and Compliance

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. To our knowledge, except as disclosed below, as of the date of this annual report, the total exposure to all pending litigations against us was insignificant. We and our subsidiaries are taking appropriate measures to settle such cases, and we believe there are no legal proceedings pending or threatened against us or our directors that could, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained. See “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — We are subject to claims, disputes, lawsuits and other legal and administrative proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse, we could have a material adverse effect on our business, prospects, results of operations or financial condition.”

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

On August 29, 2022, Tianqi Group reached a settlement agreement with Yizhong regarding the disputed amount (the “Yizhong Settlement Agreement”). Under the Yizhong Settlement Agreement, Tianqi Group shall pay to Yizhong US$1.39 million, US$4.76 million, US$8.32 million and US$8.92 million as of August 31, 2022, December 31, 2022, June 30, 2023 and December 31, 2023, respectively. The timely payment of such amount shall release Tianqi Group from its obligations for the payment of the principal amount and accrued interest under the two convertible debt contracts. As of September 1, 2023, Tianqi Group has timely paid to Yizhong RMB97,382,255 (approximately US$13.34 million).

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

On May 21, 2019, Jinghong and Tianqi Group entered into an updated cooperation agreement (the “2019 Cooperation Agreement”), the purpose of which was partly to amend and restate some of the material terms of the 2018 Cooperation Agreement, under which Tianqi Group agreed to cooperate with Jinghong in the field of NEVs through a newly-established joint venture after Jinghong acquires the equity interest of Meiya Automobile. Under the same agreement, Tianqi Group agreed that after Jinghong signed an equity transfer agreement with Tianjin Benefo to acquire the 100% equity interest of Meiya Automobile (the “Equity Transfer Agreement”), Tianqi Group shall pay Jinghong the equity transfer price of RMB97 million and assume other obligations of Meiya Automobile. To the knowledge of Tianqi Group, Jinghong has acquired 100% equity of Meiya Automobile under the Equity Transfer Agreement.

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

As of August 23, 2023, the Tianjin Municipal People’s Court has ruled to terminate the current execution of the case

China Renaissance Securities (Hong Kong) Limited Dispute

On February 12, 2022, the Company engaged China Renaissance Securities (Hong Kong) Limited (“CRS”) to act as a financial advisor in connection with the Business Combination. On February 17, 2023, CRS filed proceedings FSD 40 of 2023 in the Grand Court of the Cayman Islands, being a winding up petition to appoint official liquidators to the Company, on the ground that it is unable to pay its debts (the “CRS Petition”). The Petition was scheduled to be heard before the court on April 25, 2023. On March 27, 2023, the Company and CRS entered into a settlement agreement as a compromise of all and any disputed claims known or unknown between them. Pursuant to the agreement, CRS consents to the withdrawal from the proceedings with no order as to costs while the Company shall pay CRS the sum of $4.25 million on or before March 29, 2023. On March 28, 2023, the company paid CRS the full settlement amount. The CRS Petition was cancelled on April 12, 2023.

Linklaters Dispute

On April 13, 2023, a winding up petition was brought by Linklaters LLP (“Linklaters”) against ICONIQ before the Cayman Grand Court. Linklaters claimed a total amount of US$2.1 million pursuant to an engagement letter dated February 25, 2022 and a supplemental agreement dated August 26, 2022. On May 15, 2023, the Company and Linklaters entered into a settlement agreement and the Company agreed to pay $1.7 million as final settlement on May 17, 2023. On May 16, 2023, the Company paid Linklaters the full settlement amount.

Loop Capital Dispute

On May 3, 2023, a winding up petition was brought by Loop Capital Markets LLC (“Loop Capital”) against ICONIQ before Cayman Grand Court (the “Loop Capital Petition”), claiming a total amount of US$10.1 million and warrants totaling 2 million units pursuant to an engagement letter dated February 11, 2022. The dispute was concluded in January 2025 and the Company was ordered by the arbitrator to pay a total of US$14.6 million to settle all claims and counterclaims.

Employee Disputes

As of December 31, 2023, a total of 2 employees had filed an arbitration against the Company, among whom, 2 had formally terminated the employment relationship with the Company. Settlement agreements were entered with those employees in 2022 and 2023. In April 2023, two employees filed four arbitrations against the Company claiming employee benefits of $0.4 million. In April 2023, two employees filed four arbitration cases against the Company claiming employee benefits of $0.4 million. In August 2023, the Company and the employees reached a settlement with payment of US$0.17M per the final rewards of the arbitrations.

Compliance

During the year ended December 31, 2023, we had experienced the following non-compliance incidents:

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

In 2023, we continuously communicated with Guozhong to complete the business license registration as soon as possible.

Guozhong did not register the change of its shareholding structure at the competent administration for market regulation

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

C. Organizational structure.

Please refer to “Item 4. Information on the Company – A. History and Development of the Company – Corporate Structure.”

D. Property, plants and equipment.

Our global headquarters is located in Dubai, UAE, which is responsible for the designing and development of our vehicle products as well as marketing. We also have other corporate offices, covering research and development, production preparation, and mid-to-back office operations. As of December 31, 2023, we did not own any premises, and utilized the facilities under operating leases. Our workspaces totaled more than 25,600 rentable square meters as of December 31, 2023, including factory, offices, storages and vehicle display spaces. Given our asset-light business model, we believe that our facility arrangements are adequate to meet our current needs.

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

A. Operating Results

Key Components of Results of Operations

Net Revenue

We generate revenues from (i) sales of smart electric vehicles, and (ii) sales of auto parts and materials.

Cost of Revenues

Cost of vehicle sales primarily includes direct parts, materials, labor cost and manufacturing overheads (including depreciation of assets associated with production) and reserves for estimated warranty expenses. Cost of services and others primarily includes cost of direct parts, materials, depreciation of associated assets used for providing the services, labor costs and installment costs.

Operating Expenses

General and Administrative Expenses

Our general and administrative expenses mainly consist of (i) staff cost and depreciation related to general and administrative personnel, (ii) share-based compensation, (iii) professional service fees, (iv) allowance for expected credit losses, (v) properties rental fees, and (vi) other corporate expenses.

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

Other Loss

Other income (expenses), net

Other income (expenses), net consists primarily of (i) the additional individual income tax expenses incurred due to our late payroll payment, (ii) expenses or gains incurred resulting from discrepancies in the enforcement payments, including exemption or overpayments, following the legal proceedings or negotiated settlements, (iii) government subsidies, and (iv) interest income earned from a customer installment payment.

Interest expenses, net

Interest expenses, net consists primarily of (i) interest earned on cash deposits in banks, and (ii) interest accrued by us in arrears on various loans.

Financial expenses

Financial expenses represent (i) commission expenses accrued by us related to financing services, and (ii) the financial expenses accrued for PIPE Investor.

Impairment of property and equipment

Impairment of property and equipment is related to our certain property and equipment associated with vehicle manufacturing.

Loss of impairment on investments

Loss of impairment on investments is related to our long-term investment in Shanghai OBS Culture and Technology Co., Ltd. (“Shanghai OBS”).

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

	For the years ended
	December 31,
	2023	2022	2021
	(In USD in thousands)
Net revenue	$37,333	$-	$-
Cost of revenues	(49,014)	-	-
Gross loss	(11,681)	-	-
Operating expenses:
General and administrative expenses	(168,971)	(23,590)	(10,042)
Selling expenses	(6,908)	(1,557)	-
Research and development expenses	(24,434)	(15,900)	(725)
Total operating expenses	(200,313)	(41,047)	(10,767)
Loss from operations	(211,994)	(41,047)	(10,767)
Other loss:
Other income (expenses), net	(18,482)	267	(318)
Interest expenses, net	(3,248)	(37)	(1,980)
Financial expenses	(30,000)	(4,216)	-
Impairment of property and equipment	(3,183)	-	-
Loss of impairment on investments	-	(2,959)	-
Changes in fair value of warrant liabilities	212	(238)	-
Investment loss	-	(13)	-
Total other loss	(54,701)	(7,196)	(2,298)
Loss before income tax provision	(266,695)	(48,243)	(13,065)
Income tax provision	-	-	-
Net loss	$(266,695)	$(48,243)	$(13,065)

Year ended December 31, 2023 compared with year ended December 31, 2022

Net Revenue

We generated net revenue of US$37.3 million in 2023. We were in the development phase of our electric vehicles and did not record revenues in 2022.

Cost of revenues

We recognized cost of revenues of US$49.0 million and nil for years ended December 31, 2023 and 2022, respectively.

General and administrative expenses

Our general and administrative expenses significantly increased by US$145.4 million, or 616.3% from US$23.6 million in 2022 to US$169.0 million in 2023, primarily attributable to (i) an increase of US$85.8 million in allowance for expected credit loss due to our expectation that the corresponding receivables and prepayments would not be recoverable, given the current operating conditions of the company, and (ii) increases of US$20.1 million, US$20.7 million and US$6.3 million, in share-based compensation expenses, professional services expenses and directors’ and officers’ insurance expenses, respectively, as a result of our business expansion during 2023.

Selling expenses

Our selling expenses significantly increased by US$5.3 million, or 343.7% from US$1.6 million in 2022 to US$6.9 million in 2023 primarily attributable to our business expansion and starting to generate revenues in 2023 resulting in the increase expenses in marketing and promotional activities.

Research and development expenses

Our research and development expenses increased by 53.7% from US$15.9 million in 2022 to US$24.4 million in 2023, primarily due to higher expenses related to vehicle development, as well as an increase in R&D related payroll expenses as result of increase in the number of R&D staffs during the period.

Other income (expenses), net

We recorded net other expenses of US$18.5 million in 2023, compared to net other income of US$0.3 million in 2022. The fluctuation was mainly contributed to (i) a legal dispute that was resolved in 2023, resulting in an indemnification charge of US$23.0 million, and partially offset by (ii) other gains arising from certain exemption from discrepancies in the enforcement payments following legal proceedings or negotiated settlements.

Interest expense, net

Our interest expense, net increased by US$3.2 million from US$0.04 million in 2022 to US$3.2 million in 2023, primarily attributable to interest accrued on our loans from a third party that became overdue and remained unpaid during 2023.

Financial expenses

Our financial expenses increased by US$25.8 million from US$4.2 million in 2022 to US$30.0 million in 2023, which was primarily attributable to the 15% guaranteed annual return on PIPE investment that was obligated by our several shareholders that starting from November 2022.

Impairment of property and equipment

Impairment of property and equipment was US$3.2 million for the year ended December 31, 2023, which was recognized on certain property and equipment associated with vehicle manufacturing.

Net loss

As a result of the foregoing, we had a net loss of US$266.7 million in 2023 and US$48.2 million in 2022.

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

Other income (expenses), net

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

United States

Our U.S. subsidiary is subject to statutory U.S. Federal corporate income tax at a rate of 21% for the year ended December 31, 2023 and 2022. There is no related tax provision other than state minimum taxes.

We recognized income tax provision of nil, US$9 and nil for the years ended December 31, 2023, 2022 and 2021, respectively.

We do not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Company may not be used to offset other subsidiaries’ earnings within the Company. Valuation allowance is considered on each individual subsidiary basis. Full valuation allowance had been provided as of December 31, 2023, 2022 and 2021 respectively in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

B. Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. We have incurred recurring and significant operating losses and negative cash flows from operating activities, approximately US$138.0 million, US$178.0 million, and US$6.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had cash and cash equivalents of US$23.2 million, a significant reduction from US$211.9 million in the prior year. We also reported an accumulated deficit of approximately US$564.5 million as of December 31, 2023.

In addition to the deteriorating cash position and ongoing losses, we remain dependent on external sources of financing, which may not be available on acceptable terms or in sufficient amounts, if at all. Furthermore, we are exposed to unresolved litigation and guarantee obligations that may further strain its limited financial resources. Subsequent to year-end, the discontinuation of its Rabdan-branded vehicle line, following directives from UAE authorities has further weakened our commercial prospects and operational outlook.

While management has disclosed intentions to secure additional financing and reduce expenditures, no definitive arrangements have been executed, and no viable pathway to financial stability has been demonstrated. In light of these conditions and absent the successful execution of a comprehensive restructuring or financing strategy in the near term, we do not appear to have the ability to meet its obligations as they become due within one year after the date the financial statements are issued. Accordingly, substantial doubt about our ability to continue as a going concern is not alleviated.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The following table sets forth a summary of our cash flows for the periods presented.

	For the years ended
	December 31,
	2023	2022	2021
	(In USD in thousands)
Net cash used in operating activities	$(138,046)	$(178,012)	$(6,107)
Net cash used in investing activities	(21,229)	(6,835)	(22)
Net cash (used in) provided by financing activities	(26,979)	393,210	6,182
Effect of exchange rate changes	(2,366)	3,587	1
Net (decrease)/increase in cash and cash equivalents and restricted cash	(188,620)	211,950	54
Cash and cash equivalents and restricted cash at beginning of the year	212,010	60	6
Cash and cash equivalents and restricted cash at end of the year	$23,390	$212,010	$60

Operating Activities

Net cash used in operating activities was US$138.0 million in 2023, primarily attributable to net loss of US$266.7 million, adjusted for the positive non-cash items of US$167.1 million that primary consisted of: (i) allowance for expected credit loss of US$85.4 million, (ii) financial expenses on PIPE of US$30.0 million, (iii) share-based compensation of US$23.3 million, (iv) inventory write-downs of US$16.1 million; and further adjusted for changes in operating assets and liabilities that have a negative effect on operating cash flow which were consisted primary of: (i) an increase in accounts receivable of US$6.3 million as we started to generate revenues in 2023, (ii) an increase in prepaid expenses and other current assets of US$54.4 million mainly due to the increased amounts due from export agent in relation to our purchase of vehicles and our investments in Evergrande New Energy, partially offset by positive factors consisted mainly of (i) a decrease of US$15.0 million in PIPE escrow account as a result of the execution of the agreements and (ii) a decrease of US$13.8 million in advances to suppliers due to the substantial inventory purchases made at the end of 2022 and throughout 2023.

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

Investing Activities

Net cash used in investing activities was US$21.2 million in 2023, mainly due to loans to related parties of US$15.7 million and purchases of property and equipment of US$5.5 million.

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

Financing Activities

Net cash flows used in financing activities was US$27.0 million in 2023, primarily attributable to payments of US$15 million for the 15% guaranteed annual return on PIPE investment and repayments in the total amount of US$12.6 million of loans from a third party and related parties.

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

Commitments and Contingencies

Lease obligation

The following table sets forth our future minimum lease payments payable under the non-cancellable operating lease with respect to the office and the warehouse as of December 31, 2023 (amounts in US dollars in thousands):

Amounts
2024	2,866
2025	2,758
2026	2,780
2027	2,028
2028	349
Total lease payments	10,781
Less: imputed interest	(692)
Total operating lease liabilities, net of interest	10,089

Investment commitment

We are committed to invest in affiliates of Hainan Union Management Co., Ltd (“Hainan Union”), within two years from November 11, 2022, with an amount of US$5 million, pursuant to an agreement signed in August 2022 with Hainan Union. As of December 31, 2023, we had not fulfilled the investment commitment. As of the issuance date of the consolidated financial statements, we did not make any investment into Hainan Union.

Contingencies

Through the issuance date of our consolidated financial statements, China Renaissance Securities (Hong Kong) Limited, Linklaters LLP, Loop Capital Markets LLC, Tianjin Geological Engineering Survey and Design Institute Co., Limited and two employees filed proceedings with us. Cases related to China Renaissance Securities (Hong Kong) Limited and Linklaters LLP were settled as of the issuance date of our consolidated financial statements. As of December 31, 2023, we considered the possibility that we need to bear the obligation of the payment requested by Loop Capital and the two employees is less likely than not. Please see Note 24 Commitments and contingencies to our consolidated financial statements in this annual report for details.

Except for the above, we are not aware of any other pending or threatened claims and litigation as of December 31, 2023 and through the issuance date of our consolidated financial statements.

Guarantee on a shareholder

On August 18, 2022, ICONIQ, Vision Path, and Hainan Union, entered into a share transfer agreement (the “Vision Path Agreement”). Under the Vision Path Agreement, Vision Path transferred its 1,000,000 Class B ordinary shares of NWTN to Hainan Union with consideration of US$5 million (US$5 per share, as “Purchase Price”). Vision Path agreed to disburse the shortage between the 200% of the initial investment (US$10 million) and fair value of Hainan Union’s holding shares or to repurchase Hainan Union’s shares at 200% of the Purchase Price, under the following conditions (“Redemption Event”) within one year after the closing date:

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

As of December 31, 2022, as market value of the Pledged Shares could cover the shortage of 200% of US$5 million, we consider the possibility of us to bear the loss contingency remote. As of December 31, 2023 and in the thereafter up to the issuance date of the consolidated financial statements, the guarantee is expired and we have not made any payment to Hainan Union on behalf of Vision Path.

We did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Off-Balance Sheet Commitments and Arrangements

During the years ended December 31, 2023, 2022 and 2021, except as otherwise disclosed in this annual report, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company - B. Business Overview - Research and Development” and “- Intellectual Property.”

D. Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in Note 3 — Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this annual report, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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

Allowance for expected credit loss

We adopted ASC 326, Financial Instruments—Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model) using the modified retrospective transition method.

Our financial assets subject to the CECL model mainly include accounts receivable, advances to suppliers, amounts due from related parties and prepaid expenses and other current assets.

For accounts receivable, we estimate the loss rate based on historical experience, the age of the receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. For advances to suppliers, amounts due from related parties and prepaid expenses and other current assets, we review them on a periodic basis and make allowances on an individual basis when there is doubt as to the collectability. These amounts are written off after all collection efforts have been exhausted.

For the years ended December 31, 2023, 2022 and 2021, allowance for expected credit loss made were US$85.4 million, nil and nil, respectively.

Inventory write-down

Inventories, consisting of smart electric vehicles purchased by the Group, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. During the years ended December 31, 2023, 2022, and 2021, the Group recognized inventory write-downs of US$16.1 million, nil, and nil, respectively, within cost of revenues.

Provision of income tax and valuation allowance for deferred tax asset

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the financial statements and are recorded as non-current in the consolidated balance sheet. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Full valuation allowance had been provided as of December 31, 2023, 2022 and 2021 respectively in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax positions or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2023, 2022 and 2021, respectively.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and result of operations is disclosed in Note 3 to our consolidated financial statements included elsewhere in this annual report.

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

We have evaluated subsequent events through the date of issuance of the consolidated financial statements, and did not identify any subsequent events with material financial impacts on our consolidated financial statements except as disclosed in Note 25 Subsequent events.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding directors and our executive officers as of the date of this annual report.

Name	Age	Position

Alan Nan Wu	43	Chief Executive Officer (“CEO”), Executive Director and Chairman

Jingming Dong	46	Chief Financial Officer (“CFO”)

Aaron Huainan Liao	48	Vice Chairman & Executive Global President and Director

Elizabeth Ching Yee Chung	54	Independent Non-Executive Director

Michael S. Cashel	63	Independent Non-Executive Director

Joseph Levinson	48	Independent Non-Executive Director

Alain Batty	73	Independent Non-Executive Director

Jin He	40	Independent Non-Executive Director

Benjamin Zhai	57	Independent Non-Executive Director

Alan Nan Wu has served as our Chief Executive Officer, Executive Director and the Chairman of our board of directors since the consummation of the Business Combination in November 2022. Mr. Wu was the founder of ICONIQ and has served as its executive director and CEO since 2016. His area of experience includes traditional automobiles and electric vehicles. Concurrently with his positions at the Company, Mr. Wu also serves as the legal representative at My Car (Shenzhen) technology Ltd., which is a company that engages in technology development, service, consulting and EV sales, Tianjin Tuoda Management Service Ltd, which is a company that engages in enterprise consulting and service, and ICONIQ (Tianjiin) New Energy Technology Research Institute, which is a company that engages in new energy research and development. Prior to serving as director of ICONIQ Holding Limited, Mr. Wu served as head of China region at J C Horizon Ltd. Mr. Wu earned his bachelor’s degree in 2004 from Kennedy College of Technology in Canada.

Jinming Dong has served as our Chief Financial Officer since January 2025 and our Chief Accounting Officer since October 2022. Prior to that, he was the finance controller of the Company from March 2021 to October 2022. He served as the group financial director of Elion Group, a Chinese public company in afforestation and reclaiming desert and drylands, from January 2016 to March 2021. Mr. Dong served as a financial director of Vimicro Group (Nasdaq: VIMC) from April 2013 to January 2016. Prior to that, he was served as a financial director of CIFI Group, a Hong Kong public company, from January 2009 to March 2013. Mr. Dong was a senior auditor in Deloitte from April 2007 to December 2008. Prior to that, he was a senior auditor in Ernst & Young. Mr. Dong obtained his bachelor’s degree in financial management from the Capital University of Economics and Business in China and an MBA degree from Peking University.

Aaron Huainan Liao has served as the Vice Chairman & Executive Global President of the Company, who reports to Mr. Alan Nan Wu, Chief Executive Officer, Executive Director and Chairman of the Company, since February 2023 and our director since March 2023. Mr. Liao has been the Chief Executive Officer of Shanghai OBS Culture and Technology Co., Ltd., a digital lifestyle service provider, of which the Company owns 20% equity interest, since July 2021. From May 2017 to May 2021, Mr. Liao served as the Managing Director of Youku Animation at Alibaba Media Entertainment Group. Form April 2012 to May 2017, he was the Founder and Chief Executive officer of Ample Ideas Picture, a film and television production company. From April 2007 to 2012, he was the Director of Online Entertainment Content at Phoenix TV, a Hong Kong-based television broadcaster. Mr. Liao received his Bachelor of Arts degree in Computer Arts from Academy of Art University and a Bachelor’s degree in Computer Science from the University of Maryland.

Michael S. Cashel has served as an Independent Non-Executive Director of our board of directors since the consummation of the Business Combination in November 2022. Prior to that, he was one of the directors of East Stone from February 2020 to November 2022. He also maintains an LLC named CapMarkets IQ LLC where he has offered management consulting services and houses direct investments since August 5, 2020. Prior to it, he has served as a business development executive at the ION Group, a major global Fintech firm, from March 2021 to June 2022 and as the Chief Operating Officer and Chief Compliance Officer of OpenDoor Securities LLC from September 2019 to July 31, 2020. Prior to that, he was a business consultant for State Street from September 2018 to September 2019, and Senior Vice President of Fidelity Trading Ventures from 2012 to 2017, where he led the development of various trading technologies and analytics. Prior to that, he served as Senior Vice President and Head of Equities with Fidelity’s Capital Market Services from 2008 to 2012. Mr. Cashel has previously served in managerial positions at Bear Steans, Harborside Securities, ABN AMRO and Morgan Stanley. Mr. Cashel earned his bachelor’s degree from Saint Lawrence University and is actively licensed in Series 7, 9, 10, 24, 55, 63 and 99.

Alain Batty has served as an Independent Non-Executive Director of our board of directors since the consummation of the Business Combination in November 2022. Mr. Batty has served as a director of SAS OXYMETAL France since December 2014 and the president of SAS BATTY&Assoc. France since March 2012. Mr. Batty earned his DEA in Strategy in 1976 from IAE Aix-en-PROVENCE France.

Elizabeth Ching Yee Chung has served as an Independent Non-Executive Director of our board of directors since January 2025. She has been the Chief Executive Officer and a director of Brillink Bank Corporation Limited, a digital bank specializing in supply chain finance, since March 2021. From July 2018 to July 2023, she was the Chief Executive Officer and a director of China Brilliant Global Ltd. (8026.HK). Ms. Chung has served an independent director of Star Plus Legend Holdings Ltd. (6683.HK) since April 2023. From January 2023 to May 2024, she was an independent director of InvesTech Holdings Ltd. (1087.HK). Ms. Chung was the Chief Executive Officer and a director of Paganini Milano (SG) PTE Ltd from January 2017 to July 2019. Prior to that, she was a director of Bank of China International from 2009 to 2017 and the Assistant Vice President of HSBC Broking Securities (Asia) Ltd from 2000 to 2009. Ms. Chung obtained a bachelor of science degree from Rutgers, The State University of New Jersey in October 1994.

Joseph Levinson has served as an Independent Non-Executive Director of our board of directors since January 2025.He has over 25 years of experience in managing cross-border issues pertaining to U.S.-listed foreign companies, as well as experience in accounting and banking management. From May 2020 to September 2021, Mr. Levinson was a director and a member of the audit committee, compensation committee and nominating and corporate governance committee of China Liberal Education Holdings Ltd. (Nasdaq: CLEU), an educational service provider. From December 2015 to June 2019, Mr. Levinson served as a director, the chair of the audit committee, a member of the compensation committee and governance and nominating committee of Takung Art Co., Ltd (NYSE American: TKAT), an online art trading platform group. From January 2012 to June 2015, he was a director, the chair of the audit committee and a member of the compensation committee of China Xingbang Industry Group Inc. (OTCOB: CXGP), a company providing e-commerce related services and marketing consultancy services. He has also worked for firms such as KPMG and Deloitte & Touche early in his career. Mr. Levinson holds a bachelor’s degree from the University at Buffalo with a double major in finance and accounting, graduating summa cum laude. He has held a United States Certified Public Accountant license for more than 20 years.

Jin He has served as an Independent Non-Executive Director of our board of directors since January 2025. He has been the general manager of Foresight Capital, a venture capital and financial advisory firm, since January 2020. Prior to that, Mr. He was the Executive Director of Infinity Equity, an equity investment firm, from June 2013 to December 2019. From August 2006 to March 2008, Mr. He was an electrical engineer at Commercial Aircraft Corporation of China, Ltd., an aerospace manufacturer. Mr. He obtained a bachelor’s degree in electrical engineering from Nanchang Institute of Aviation Technology and an MBA degree from Fudan University.

Benjamin Zhai has served as an Independent Non-Executive Director of our board of directors since January 2025. He is the founder and Chairman of Hiland International Talent Group. Prior to that, Mr. Zhai has worked in various global and executive roles, including as Chief Executive Officer of Shenzhen Talent Group, Chief Executive Officer (China) of Canoo (GoEV), Global Managing Director of Russell Reynolds Associates, Global Partner of Egon Zehnder, and Principal of A. T. Kearney Management Consultants. He has been serving in the board of DCITS, a fin-tech company listed in Shenzhen Stock Exchange (SZSE: 00555) as an independent director, since 2019. He has been a director of Geto New Material Group (SZSE: 300986) since November 2024. Mr. Zhai graduated from Wuhan University of Science and Technology, Australian National University and Harvard Business School. He is currently undertaking his Doctor of Business Administration study with Hong Kong University and Peking University.

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

Cash Compensation

In the year ended December 31, 2023, we expensed an aggregate of approximately $4.9 million as salaries, bonuses and fees to our senior officers named in this annual report.

Equity Awards

In the fiscal year ended December 31, 2023, 3,635,001 Earnout shares was issued to Muse Limited (the company held by Mr. Alan Nan Wu, Chief Executive Officer and Chairman of the Company) , details refer to Note 18 Share-Based Compensation.

Employment Agreements

We have entered into employment agreements with the following executive officers.

Employment Agreement with Alan Nan Wu

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

Employment Agreement with Howard Shixuan Yu

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

Employment Agreement with Huainan Liao

On February 21, 2023, Mr. Huainan Liao, our former Vice Chairman and Group Executive President, entered into a limited term employment contract with NWTN General Trading LLC, our wholly-owned subsidiary and Dubai headquarters entity, for Mr. Liao’s services as the Group Vice Chairman and Group Executive President of NWTN General Trading LLC for a term of two years from February 21, 2023 to February 20, 2025. Mr. Liao is entitled to wage in accordance with the regulations determined by Ministry of Human Resources & Emiratisation of UAE and participation in our employee stock ownership plan. The employment contract may be terminated by either party with a 30-day advance notice.

Employment Agreement with Xiaoguang Sun

On February 21, 2023, Mr. Xiaoguang Sun, our former COO, entered into a limited term employment contract with NWTN General Trading LLC, our wholly-owned subsidiary and Dubai headquarters entity, for Mr. Sun’s services as the Group COO of NWTN General Trading LLC for a term of two years from February 21, 2023 to February 20, 2025. Mr. Sun is entitled to wage in accordance with the regulations determined by Ministry of Human Resources & Emiratisation of UAE and participation in our employee stock ownership plan. The employment contract may be terminated by either party with a 30-day advance notice.

Employment Agreement with Danlu Xian

On March 1, 2023, Mr. Danlu Xian, our former CFO, entered into a limited term employment contract with NWTN General Trading LLC, our wholly-owned subsidiary and Dubai headquarters entity, for Mr. Xian’s services as the Group CFO of NWTN General Trading LLC for a term of two years from March 1, 2023 to February 28, 2025. Mr. Xian is entitled to wage in accordance with the regulations determined by Ministry of Human Resources & Emiratisation of UAE and participation in our employee stock ownership plan. The employment contract may be terminated by either party with a 30-day advance notice.

Employment Agreement with Lei Xi Lin

On March 27, 2024, Mr. Leo Xi Lin, our former CFO, entered into a limited term employment contract with NWTN Green Energy Co., our wholly-owned subsidiary and Dubai headquarters entity, for Mr. Lin’s services as the Group CFO of NWTN Green Energy Co. for a term of two years from March 27, 2024 to March 26, 2026. Mr. Lin is entitled to wage in accordance with the regulations determined by Ministry of Human Resources & Emiratisation of UAE and participation in our employee stock ownership plan. The employment contract may be terminated by either party with a 30-day advance notice.

Director Compensation

Officers are elected by and serve at the discretion of the board of directors. Employee directors do not receive any compensation for their services on the board of directors. Non-employee directors are entitled to receive $100,000 per year for serving as directors and may receive stock grants pursuant to our share incentive plans. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended.

Cash Compensation

During the fiscal year ended December 31, 2023, no cash compensation were paid to our non-executive directors.

Equity Awards

In the fiscal year ended December 31, 2023, 3,635,001 Earnout shares was issued to Muse Limited (the company held by Mr. Alan Nan Wu, Chief Executive Officer and Chairman of the Company) , details refer to Note 18 Share-Based Compensation.

C. Board Practices.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors consists of eight members as of the date of this annual report and consisted of nine members as of December 31, 2023. Officers are elected by and serve at the discretion of the board of directors.

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

Audit Committee

Our audit committee is composed of Elizabeth Ching Yee Chung, Jin He, and Joseph Levinson, with Ms. Chung serving as chairperson, as of the date of this annual report, and was composed of Changing (Benjamin) Ye, Xiaoma Sherman Lu and Mark A. Schulz, with Changing (Benjamin) Ye serving as chairperson, as of December 31, 2023. Our board of directors has determined that all such committee members meet the independence requirements under the Nasdaq Listing Rules and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with Nasdaq audit committee requirements, and possesses prior experience sitting in auditing committees of publicly-listed companies. Ms. Chung qualifies as an “audit committee financial expert” as defined in the applicable SEC rules. In arriving at this determination, our board of directors examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Nomination Committee

Our nomination committee is composed of Alain Batty and Michael S. Cashel, with Mr. Batty serving as chairperson, as of the date of this annual report, and was composed of Alain Batty, Alan Nan Wu and Michael S. Cashel, with Alain Batty serving as chairperson, as of December 31, 2023. The nomination committee is responsible for the assessment of the performance of the board of directors, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues.

Compensation Committee

Our compensation committee is composed of Benjamin Bin Zhai, Elizabeth Ching Yee Chung and Jin He, with Mr. Zhai serving as chairperson, as of the date of this annual report, and was composed of Xiaoma Sherman Lu, Changing (Benjamin) Ye and Xinyue Jasmine Geffner, with Xiaoma Sherman Lu serving as chairperson, as of December 31, 2023. The compensation committee is responsible for reviewing and making recommendations to the board of directors regarding its compensation policies for our officers and all forms of compensation. The compensation committee also administers our equity-based and incentive compensation plans and makes recommendations to the board of directors about amendments to such plans and the adoption of any new employee incentive compensation plans.

Strategy and Environmental Social and Governance (ESG) Committee

Our Strategy and ESG Committee is composed of Alan Nan Wu, Michael S. Cashel and Alain Batty, with Alan Nan Wu serving as chairperson, as of the date of this annual report, and was composed of Alan Nan Wu, Michael S. Cashel, Alain Batty, Mark A. Schulz and Xinyue Jasmine Geffner, with Alan Nan Wu serving as chairperson, as of December 31, 2023. The Strategy and ESG Committee is responsible for reviewing and making recommendations to the board of directors regarding our strategic development, operational management, corporate sustainability, regulatory compliance, as well as environmental social and governance policies for our officers and employees.

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

D. Employees.

As of December 31, 2023, we had a total of 298 employees, including 139 R&D staff. Over 60% of our employees held bachelor degree or above. We enter into standard labor, confidentiality and non-compete agreements with our R&D staffs.

As required by regulations in Mainland China, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under laws in Mainland China to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government regulations from time to time. As of December 31, 2023, we had pay full social insurance contributions for certain employees.

E. Share ownership.

The following tables show the beneficial ownership of ordinary shares as of April 14, 2025 and December 31, 2023, respectively, by:

●	each person known by NWTN to beneficially own more than 5% of the outstanding ordinary shares;

●	each of NWTN’s named executive officers and directors; and

●	all of NWTN’s named executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of April 14, 2025 through the exercise of any option, conversion or any other right. As of April 14, 2025, there were 292,199,693 ordinary shares issued and outstanding, consisting of 36,350,011 Class A ordinary shares and 255,849,682 Class B ordinary shares. As of December 31, 2023, there were 292,199,693 ordinary shares issued and outstanding, consisting of 36,350,011 Class A ordinary shares and 255,849,682 Class B ordinary shares. Each Class A ordinary share is convertible into one (1) Class B ordinary share at any time at the option of the holder of such Class A ordinary share. Each Class A ordinary share is entitled to twenty-five (25) votes, while each Class B ordinary share is entitled to one vote.

Unless otherwise noted, the business address of each beneficial owner is c/o ICONIQ Holdings Limited, Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE.

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of April 14, 2025:

Name and Address of Beneficial Owner	Number of Class A Ordinary Shares Beneficially Owned	% of Class	Number of Class B Ordinary Shares Beneficially Owned	% of Class	% of Total Voting Power
Directors and Executive Officers
Alan Nan Wu(1)	36,350,011	100%	172,427	*	78.0%
Aaron Huainan Liao	—	—	—	—	—
Michael S. Cashel	—	—	18,000	*	*
Alain Batty	—	—	—	—	—
Mark A. Schulz	—	—	—	—	—
Elizabeth Ching Yee Chung	—	—	—	—	—
Joseph Levinson	—	—	—	—	—
Jin He	—	—	—	—	—
Benjamin Zhai	—	—	—	—	—
Jinming Dong	—	—	—	—	—
All executive officers and directors as a group	36,350,011	100%	190,427	*	78.0%
Five Percent Holders
Muse Limited(1)	36,350,011	100%	172,427	*	78.0%
ICONIC Investment One	—	—	30,709,249	12.0%	2.6%
Zhejiang Jinhua Jinyi	—	—	19,493,177	7.6%	1.7%
Vision Path Holdings Limited	—	—	26,243,274	10.3%	2.3%

*	Less than 1%.

(1)	Mr. Alan Nan Wu owns 36,350,011Class A ordinary shares and 3,540,284 Class B ordinary shares through Muse Limited, a Cayman Islands company wholly owned by him. The business address of Muse Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands, British Virgin Islands. The business address of Mr. Wu is Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE.

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of December 31, 2023:

Name and Address of Beneficial Owner	Number of Class A Ordinary Shares Beneficially Owned	% of Class	Number of Class B Ordinary Shares Beneficially Owned	% of Class	% of Total Voting Power
Directors and Executive Officers
Alan Nan Wu(1)	36,350,011	100%	3,540,284	1.4%	78.3%
Peter Jianfeng Chen(2)	—	—	—	—	—
Howard Shixuan Yu(2)	—	—	—	—	—
Aaron Huainan Liao	—	—	—	—	—
Xiaoguang Sun(2)	—	—	—	—	—
Xiaoma (Sherman) Lu(2)	—	—	120,000	*	*
Michael S. Cashel	—	—	18,000	*	*
Changqing (Benjamin) Ye(2)	—	—	—	—	—
Alain Batty	—	—	—	—	—
Mark A. Schulz(2)	—	—	—	—	—
Xinyue (Jasmine) Geffner(2)	—	—	—	—	—
All executive officers and directors as a group (11 individuals)	36,350,011	100%	3,678,284	1.4%	78.3%
Five Percent Holders
Muse Limited(1)	36,350,011	100%	3,540,284	1.4%	78.3%
ICONIC Investment One	—	—	22,841,392	8.9%	2.0%
Zhejiang Jinhua Jinyi New District	—	—	19,493,177	7.6%	1.7%
Vision Path Holdings Limited	—	—	26,243,274	10.3%	2.3%

*	Less than 1%.

(1)	Mr. Alan Nan Wu owns 36,350,011Class A ordinary shares and 3,540,284 Class B ordinary shares through Muse Limited, a Cayman Islands company wholly owned by him. The business address of Muse Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands, British Virgin Islands. The business address of Mr. Wu is Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE.

(2)	Former director and/or officer as of the date of this annual report.

Record Holders

As of April 14, 2025, to our knowledge, we had 1 holder of record of our Class A ordinary shares and 38 holders of record of our Class B ordinary shares. The number of holders of record and the shares they held is based exclusively upon the certified shareholder list provided by our transfer agent and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in the Company.

2022 Equity Incentive Plan

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

The 2022 Plan is administered by our board of directors or any authorized by our board.

Summary of the 2022 Plan and Implementation Status

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

The evergreen feature and any provisions that are or would create a “formula” plan for purposes of the Nasdaq listing requirements will operate only until the ten year anniversary of the earlier of the initial adoption of the 2022 Plan by our board or the approval of the 2022 Plan by our shareholders, and therefore no automatic share reserve increase under the evergreen feature will be added after the increase on the first day of our 2031 fiscal year. Shares issuable under the 2022 Plan may be authorized, but unissued, or reacquired Class B ordinary shares. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program (as described below, and other than to the extent the exchange program includes an exchange or transfer of previously granted restricted stock), or, with respect to restricted stock, restricted stock units, or performance awards, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or, for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2022 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2022 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2022 Plan. Shares that actually have been issued under the 2022 Plan under any award will not be returned to the 2022 Plan; except if shares issued pursuant to awards of restricted stock, restricted stock units, or performance awards are repurchased or forfeited due to failure to vest, such shares will become available for future grant under the 2022 Plan. Shares subject to an award (other than a restricted stock award) withheld to pay the exercise price of an award or satisfy the tax liabilities or withholding obligations related to such award (which withholdings may be in amounts greater than the minimum statutory amount required to be withheld as determined by the administrator of the 2022 Plan) will become available for future grant or sale under the 2022 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2022 Plan. Subject to the capitalization adjustment provisions included in the 2022 Plan, the maximum number of shares that may be issued upon the exercise of incentive stock options will equal to the aggregate number of Class B ordinary shares reserved for issuance under the 2022 Plan pursuant to the “Shares Subject to the Plan” section, plus the Class B ordinary shares that become available for issuance under the 2022 Plan pursuant to the annual evergreen feature.

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

Amendment or Termination

The 2022 Plan will continue in effect until terminated by the administrator. However, no incentive stock options may be granted after the ten-year anniversary of the earlier of the adoption of the 2022 Plan by our board or the approval of the 2022 Plan by our shareholders, and the evergreen feature of the 2022 Plan will terminate on the ten-year anniversary of the earlier of the adoption of the 2022 Plan by our board or the approval of the 2022 Plan by our shareholders. In addition, the administrator will have the authority to amend, suspend, or terminate the 2022 Plan or any part of the 2022 Plan, at any time and for any reason, but such action generally may not materially impair the rights of any participant without his or her written consent.

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

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND NWTN WITH RESPECT TO AWARDS UNDER THE 2022 PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. JURISDICTION IN WHICH THE PARTICIPANT MAY RESIDE.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees - E. Share Ownership.”

B.	Related party transactions.

(a) The table below sets forth the related parties and their relationships with the Group:

No.	Name of Related Parties	Relationship
1	ICONIQ (Tianjin) New Energy Technology Research Institute (“ICONIQ Institute”)	Controlled by the Company’s Chief Executive Officer and Chairman, Mr. Alan Nan Wu (100%)
2	Magic Minerals Limited (“Magic”)	Shareholder of the Company
3	My Car (Shenzhen) Technology Co., Ltd. (“My Car”)	A company which Mr. Alan Nan Wu held 25.3% and nil equity interest as of June 26, 2023 and June 30, 2023, respectively
4	Shenzhen Yinghehuicheng Investment Center (Limited Partnership) (“Shenzhen Yinghehuicheng”)	A company controlled by a shareholder of the Company, and also a non-controlling shareholder of Tianqi Group
5	Tianjin Tuoda Enterprise Management Service Co., Ltd. (“Tianjin Tuoda”)	A company controlled by a group of shareholders of the Company, and also a non-controlling shareholder of Tianqi Group
6	Mr. Alan Nan Wu	Shareholder and Chief Executive Officer and Chairman of the Company
7	Vision Path Holdings Limited (“Vision Path”)	Shareholder of the Company
8	Shanghai OBS Culture and Technology Co., Ltd. (“Shanghai OBS”)	A company in which the Group holds a 20% equity interest
10	Al Ataa	Shareholder of the Company
11	Muse Limited	A company 100% held by by Mr. Alan Nan Wu

(b) The Group had the following significant related party transactions for the years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
Nature	2023		2022		2021
Expense paid by the related parties on behalf of the Group	$		$		$
– My Car (i)		-		(2,451)		(135)
– Mr. Alan Nan Wu (ii)		(53)		(960)		-
– ICONIQ Institute				(37)		(235)
– Tianjin Tuoda (iv)		-		-		(123)
Expenses paid by the Group on behalf of a related party
– Tianjin Tuoda (iv)		-		6,083		-
Technical service provided by a related party
– Shanghai OBS		380		-		-
Loan proceeds from related parties
– Vision Path (v)		-		(5,045)		-
– Mr. Alan Nan Wu (ii)		-		(2,359)		-
– Magic (iii)		-		-		(6,151)
Repayments to related parties
– Tianjin Tuoda (iv)		-		7,238		-
– Mr. Alan Nan Wu (ii)		4,658		-		-
– Magic (iii)		-		6,394
– My Car (i)		-		5,758		-
Repayments of Mr.Nan Wu loan by Tianjin Tuoda
– Mr. Alan Nan Wu (ii)		1,592		-		-
Magic loan repaid by related parties on behalf of the Group
– Mr. Alan Nan Wu (ii)		-		(3,338)		-
– My Car (i)		-		(3,056)		-
Recovery of loan to related parties
– Tianjin Tuoda (iv)		-		(5,763)		-
– ICONIQ Institute		-		(78)		-
Commission fee to a related party	$		$		$
– Tianjin Tuoda (iv)		-		(13,000)		-
Loan to a related party
– Tianjin Tuoda (iv)		15,679		-
– My Car (i)		-		1,490		-
The claim on My Car transferred to Mr. Nan Wu
– Mr. Alan Nan Wu (ii)		-		(1,490)		-
Interest expenses of loan from a related party
– Magic (iii)		-		(84)		(431)
Accrued financial expenses to PIPE Investor
– Al Ataa (see Note 8 PIPE escrow account for details)		(30,000)		(3,863)
Advance petty cash to a related party
– ICONIQ Institute		-		$-		$353
Share-based compensation
– Muse Limited (see Note 18 share-based compensation for details)		23,338		3,197		-

(c) The Group had the following related party balances with the related parties mentioned above:

	As of December 31,
	2023	2022
Amounts due from related parties:
– Tianjin Tuoda (iv)	$14,045	$-
– Mr. Alan Nan Wu (ii)	1,153	-
– The Pledgor (see Note 8 PIPE escrow account for details)	15,000	-
Total	$30,198	$-
Less: Allowance for expected credit loss (see Note 8 PIPE escrow account for details)	(15,000)	-
Amount due from related parties, net	$15,198	$-
Amounts due to related parties, current:
– Mr. Alan Nan Wu (ii)	$-	$5,114
– Al Ataa (see Note 8 PIPE escrow account for details)	18,863	3,863
– Shenzhen Yinghehuicheng	662	681
– Tianjin Tuoda (iv)	-	4
– Vision Path (v)	4,782	-
Amounts due to related parties, non-current:
– Vision Path (v)	-	4,922
Total	$24,307	$14,584

(i)	In 2022, My Car paid loan and expenses on behalf of the Group totaled $5.5 million, which were interest-free and repayable on demand, and the Group repaid $5.8 million. The Group provided loan to My Car of $1.5 million which was transferred to Mr. Nan Wu from My Car, as a result, the balance of amounts due from My Car as of December 31, 2023 and 2022 was nil.

(ii)	In 2022, Mr. Nan Wu paid loan and expenses on behalf of the Group totaled $3.8 million, net off the expenses the Group paid for Mr. Nan Wu. Mr. Nan Wu also provided interest-free loans of $2.9 million to the Group for ordinary operations in 2022, which was repayable on demand. In 2023, the Group repaid US$4.6 million to Mr. Alan Nan Wu.

(iii)	In 2021, Magic provided short-term loans totaled US$6.6 million to the Group, at an interest rate of 12% per annum. In 2022, Mr. Alan Nan Wu repaid loan in full on behalf of the Group to Magic.

(iv)	In 2018 and 2019, the Group provided several short-term interest-free loans totalled $5.7 million to Tianjin Tuoda to support Tianjin Tuoda’s normal operations, which was repayable on demand. During 2020, the Group provided petty cash of $131,148 to Tianjin Tuoda, offset by expenses paid by Tianjin Tuoda of $122,844 on behalf of the Group. In 2021 and May 2022, Tianjin Tuoda repaid the outstanding loan in full.

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

During the six months ended June 30, 2023, the Group provided interest-free loans totaled US$1.6 million to Tianjin Tuoda to support its normal operations, which was repayable on demand. In June 2023, the Group’s claim on Tianjin Tuoda was transferred to Mr. Alan Nan Wu, resulting in the balance of amounts due from Tianjin Tuoda was nil, and the balance of amounts due from Mr. Alan Nan Wu was US$320 as of June 30, 2023. In the second half of 2023, the Group continued to provide a series interest-free loans amounting to $15.7 million to Tianjin Tuoda to support its normal operations.

(v)	In August 2022, Vision Path, the Group and Hainan Union Management Co., Ltd (“Hainan Union”) entered into a share transfer agreement. Under the agreement, Vision Path would sell its shares of the Group to Hainan Union with an amount of US$5.0 million and provided the amount to the Group as an interest-free loan for two years to support the Group’s normal operations. Among them, US$3.0 million would be due on August 24, 2024 and the rest would be due on September 27, 2024. As of the date the issuance of the consolidated financial statements, the amount is due and the Group does not make any payment to Vision Path. The Group provided a guarantee with joint liability of Vision Path’s contingent repayment, and the guarantee is expired and the Group has not made any payment to Hainan Union on behalf of Vision Path as of the issuance date of the consolidated financial statements. See Note 24 Commitments and contingencies for details.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

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

We recognized $nil and 9 income tax benefit for the years ended December 31, 2023 and 2022.

We do not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Company may not be used to offset other subsidiaries’ earnings within the Company. Valuation allowance is considered on each individual subsidiary basis. Full valuation allowance had been provided as of December 31, 2023 and 2022, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

As of December 31, 2023 (the “Evaluation Date”), the Company, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were ineffective due to the existence of a material weakness. The identified material weakness is further described in section (b) Management’s Annual Report on Internal Control over Financial Reporting.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on that evaluation, management concluded that these controls were ineffective at December 31, 2023 due to material weaknesses. The material weaknesses identified relate to (i) our Company’s lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements, including disclosure notes, in accordance with U.S. GAAP and SEC financial reporting requirements, (ii) our Company’s lack of period end financial closing policies and procedures for preparation of consolidated financial statements, including disclosure notes, which are in compliance with U.S. GAAP and relevant SEC financial reporting requirements, (iii) our Company’s lack of internal file management procedures and an effective record management system which causes the deficiency in liability recording and cut-off evaluation process, and (iv) our Company’s lack of sufficient approval process for expenditures. The deficiency may result in material errors going unnoticed or unauthorized transactions being processed.

To remediate our identified material weaknesses, we plan to adopt measures to improve our internal control over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements, (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements, (iii) formulating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, (iv) establishing period end financial closing policies and procedures for preparation of consolidated financial statements, (v) establishing internal document management policies and systems, and (vi) continuing our efforts to implement necessary reviews and controls at relevant levels with all important documents and contracts submitted for proper and sufficient reviews.

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

Item 16. [Reserved]

Item 16A. Audit committee financial expert

The Company’s Board of Directors has determined that Elizabeth Ching Yee Chung qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq standards. The Company’s Board of Directors has also determined that Elizabeth Ching Yee Chung and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq standards.

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

Item 16C. Principal Accountant Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Assentsure PAC and Marcum Asia CPAs LLP (“Marcum Asia”), our independent registered public accounting firms, for the periods indicated.

	December 31, 2023	December 31, 2022
Audit fees	$830,000	$360,000
Total	$830,000	$360,000

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

Additionally, Marcum advised the Company that it would need to support that the shareholders’ borrowings discussed in the preceding paragraph was permitted under SOX 402(b). A review by a legal firm retained by the audit committee has not been completed as of the date hereof.

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

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements as follows:

(i) Nasdaq Listing Rule 5620 which provides that (a) (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end; (b) each Company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of Shareholders and shall provide copies of such proxy solicitation to Nasdaq; and (c) quorum requirements for the shareholders’ meeting;

(ii) Nasdaq Listing Rule 5635 which sets forth (A) the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (a) the acquisition of the stock or assets of another company, (b) equity-based compensation of officers, directors, employees or consultants, (c) a change of control, and (d) transactions other than public offerings; (B) general provisions relating to shareholder approval; and (C) the financial viability exception to the shareholder approval requirement; and

(iii) Nasdaq Listing Rule 5250(b)(3) which sets forth the requirement to disclose third party director and nominee compensation; and

(iv) Nasdaq Listing Rule 5250(d) which sets forth the requirement to distribute annual and interim reports.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

On January 26, 2024, we adopted an insider trading policy and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, which are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards (the “Insider Trading Policy”).

The foregoing description of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Insider Trading Policy, a copy of which is attached hereto as Exhibit 11. and is incorporated herein by reference.

Item 16K. Cybersecurity

The Company has established and maintains a cybersecurity risk management policy, mainly comprising procedures and regulations for website and email security and management, responsibilities and authorities for relevant departments, and rewards and penalties measures aimed at mitigating risks. This policy is integrated into the Company’s overall risk management system and processes, and is managed and enforced internally. The General Manager’s Office is tasked with the supervision and management of emails, networks and websites.

Risk assessments are conducted periodically or adjusted based on evolving business needs, covering risks that could hinder the Company’s objectives and those specifically related to data security compromises. Each identified risk is evaluated based on its impact and likelihood of occurrence, with high-scoring risks receiving prompt attention. Risks are analyzed to determine whether they meet the Company’s risk acceptance criteria for toleration or require a mitigation plan.

Cybersecurity threat oversight is led by the Chief Executive Officer, who is responsible for providing solutions if any cybersecurity incidents occur.

The audit committee is responsible for overseeing cybersecurity and monitoring risks. Management regularly updates the audit committee on these risks during committee meetings.

As of the date of this annual report, there are no significant cybersecurity threats known to materially affect or are reasonably likely to materially affect the Company, including its business strategy, financial condition, or operational results.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of NWTN Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to NWTN’s report on Form 6-K filed on March 17, 2023).
2.1	Warrant Agreement, dated as of February 19, 2020, by and between East Stone and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of East Stone’s Form 8-K filed with the SEC on February 25, 2020).
2.2	Amendment to Warrant Agreement, dated as of November 11, 2022 (incorporated by reference to Exhibit 10.1 of NWTN’s report on Form 6-K filed with the SEC on November 21, 2022).
2.3	Specimen Warrant Certificate of NWTN (incorporated by reference to Exhibit 4.5 of NWTN’s registration statement on Form F-4).
2.4***	Description of Securities.
4.1	Form of Seller Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of NWTN’s report on Form 6-K filed with the SEC on November 21, 2022).
4.2	Founders Registration Rights Agreement Amendment (incorporated by reference to Exhibit 10.3 of NWTN’s report on Form 6-K filed with the SEC on November 21, 2022).
4.3	Form of Non-Competition Agreement (incorporated by reference to Exhibit 10.4 of NWTN’s report on Form 6-K filed with the SEC on November 21, 2022).
4.4	Form of Warehouse and Plot Lease between Abu Dhabi Ports Company PJSC and NWTN Technologies Industries — Sole Proprietorship L.L.C. (incorporated by reference to Exhibit 10.18 of NWTN’s registration statement on Form F-4).
4.5	NWTN Inc. 2022 Equity Incentive Plan (incorporated by reference to Annex G of NWTN’s Form F-4).
4.6***	Limited Term Employment Contract, dated March 1, 2022, by and between ICONIQ Green Technology FZCO and Alan Nan WU (incorporated by reference to Exhibit 4.17 of NWTN’s annual report on Form 20-F filed with the SEC on May 25, 2023).
4.7***	Limited Term Employment Contract, dated March 1, 2022, by and between ICONIQ Green Technology FZCO and Howard Shixuan YU (incorporated by reference to Exhibit 4.19 of NWTN’s annual report on Form 20-F filed with the SEC on May 25, 2023).
4.8	English Translation of Subscription Agreement, dated August 14, 2023, by and among NWTN Inc., China Evergrande New Energy Vehicle Group Limited, China Evergrande Group and Hui Ka Yan (incorporated by reference to Exhibit 99.1 of NWTN’s report on Form 6-K filed with the SEC on August 14, 2023).
8.1	List of subsidiaries of NWTN (incorporated by reference to Exhibit 21.1 of NWTN’s registration statement on Form F-4).
11.1*	Insider Trading Policy.
12.1*	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter of Marcum Asia CPAs LLP, dated January 13, 2025 (incorporated by reference to Exhibit 16.1 of our report on Form 6-K filed with the SEC on January 14, 2025).
97*	Executive Compensation Clawback Policy.
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

***	Previously filed.

+	The exhibits and schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K and certain personally identifiable information in this exhibit have also been omitted pursuant to Item 601(a)(6) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NWTN Inc.

By:	/s/ Alan Nan Wu
Alan Nan Wu
Chief Executive Officer, Executive Director and Chairman

Date: April 28, 2025

NWTN INC.

Assentsure PAC UEN – 201816648N 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of NWTN Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NWTN Inc. (the “Company”) as of December 31, 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter - Adoption of New Accounting Standards

As discussed in Note 3(o) to the financial statements, the Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), effective January 1, 2023. As the Company did not recognize revenue in prior periods, the adoption of ASC 606 did not have an impact on the historical financial statements. Our opinion is not modified with respect to this matter.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming that NWTN Inc. (the “Company”) will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring operating losses and negative cash flows from operations and has an accumulated deficit as of December 31, 2023. These conditions, along with the Company’s reliance on external financing and exposure to ongoing litigation and guarantee obligations, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

April 28, 2025

We have served as the Company’s auditor since 2025.

PCAOB ID Number 6783

NWTN INC.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$23,188	$211,864
Restricted cash	202	146
Accounts receivable, net	2,339	-
Advance to suppliers, net	471	1,440
Inventories, net	7,770	2,107
Prepaid expenses and other current assets, net	33,702	24,722
Amounts due from related parties, net	15,198	-
Total current assets	82,870	240,279

Non-current assets:
Property and equipment, net	3,197	1,657
Intangible assets, net	35	7
Operating lease right-of-use asset, net	9,230	5,329
PIPE escrow account	55,000	100,000
Long-term investments	15,918	-
Total non-current assets	83,380	106,993

TOTAL ASSETS	$166,250	$347,272

Liabilities
Current liabilities:
Accounts payable	$25,114	$4,912
Advance from customers	384	-
Loans from a third party	12,019	16,818
Warrant liabilities	288	500
Amounts due to related parties	24,307	9,662
Accrued expenses and other current liabilities	33,115	33,099
Lease liabilities, current	3,014	1,550
Total current liabilities	98,241	66,541

Non-current liabilities:
Amounts due to a related party, non-current	-	4,922
Lease liabilities, non-current	7,075	3,921
Total non-current liabilities	7,075	8,843

TOTAL LIABILITIES	105,316	75,384

Shareholders’ equity
Class A Ordinary shares* (par value of US$0.0001 per share; 100,000,000 and 100,000,000 Class A Ordinary Shares authorized, as of December 31, 2023 and December 31, 2022, respectively; 36,350,011 and 32,715,010 Class A Ordinary Shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively)	4	3
Class B Ordinary Shares* (par value of US$0.0001 per share; 400,000,000 and 400,000,000 Class B Ordinary Shares authorized, as of December 31, 2023 and December 31, 2022, respectively; 255,849,682 and 253,470,511 Class B Ordinary Shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively)	26	25
Subscription receivables	-	(576)
Additional paid-in capital	633,528	576,820
Accumulated deficit	(564,514)	(299,220)
Accumulated other comprehensive loss	(4,294)	(2,586)
NWTN Shareholders’ equity	64,750	274,466
Non-controlling interests	(3,816)	(2,578)
Total Shareholders’ equity	60,934	271,888
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$166,250	$347,272

The accompanying notes are an integral part of these consolidated financial statements.

NWTN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2022	2021
Net revenue	$37,333	$-	$-
Cost of revenues	(49,014)	-	-
Gross loss	(11,681)	-	-
Operating expenses:
General and administrative expenses	(168,971)	(23,590)	(10,042)
Selling expenses	(6,908)	(1,557)	-
Research and development expenses	(24,434)	(15,900)	(725)
Total operating expenses	(200,313)	(41,047)	(10,767)
Loss from operations	(211,994)	(41,047)	(10,767)
Other loss:
Other income (expenses), net	(18,482)	267	(318)
Interest expenses, net	(3,248)	(37)	(1,980)
Financial expenses	(30,000)	(4,216)	-
Impairment of property and equipment	(3,183)	-	-
Loss of impairment on investments	-	(2,959)	-
Changes in fair value of warrant liabilities	212	(238)	-
Investment loss	-	(13)	-
Total other loss	(54,701)	(7,196)	(2,298)

Loss before income tax provision	(266,695)	(48,243)	(13,065)
Income tax provision	-	-	-
Net loss	$(266,695)	$(48,243)	$(13,065)
Less: Net loss contributed to noncontrolling interests from continuing operations	(1,401)	(538)	(676)
Net loss attributable to shareholders	(265,294)	(47,705)	(12,389)
Other comprehensive loss
Foreign currency translation (loss)/gain	(1,545)	7,635	(5,076)
Total comprehensive loss	$(268,240)	$(40,608)	$(18,141)
Loss per ordinary share attributable to shareholders
Basic and Diluted	(0.92)	(0.19)	(0.05)
Weighted average number of ordinary shares outstanding
Basic and Diluted	286,806,791	245,883,447	240,029,717

The accompanying notes are an integral part of these consolidated financial statements.

NWTN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Subscription	Additional paid-in	Accumulated	Accumulated other comprehensive	Total Company’s	Non-controlling	Total shareholders’
	Share	Amount	Share	Amount	receivables	capital	deficit	loss	equity	interests	equity
Balance as of December 31, 2021	32,715,010	$3	207,314,707	$21	$(3)	$208,989	$(251,515)	$(10,036)	$(52,541)	$(2,947)	$(55,488)
Net loss	-	-	-	-	-	-	(47,705)	-	(47,705)	(538)	(48,243)
Foreign currency translation	-	-	-	-	-	-	-	7,450	7,450	186	7,636
Shareholder contribution	-	-	-	-	3	-	-	-	3	-	3
Reverse recapitalization	-	-	6,532,646	1	-	(8,357)	-	-	(8,356)	-	(8,356)
Equity financing through PIPE	-	-	38,986,354	3	-	399,996	-	-	399,999	-	399,999
Offering costs	-	-	-	-	-	(33,607)	-	-	(33,607)	-	(33,607)
Execution of warrants to ordinary shares	-	-	636,804	-	(576)	7,323	-	-	6,747	-	6,747
The acquisition of non-controlling interests	-	-	-	-	-	(721)	-	-	(721)	721	-
Share-based compensation	-	-	-	-	-	3,197	-	-	3,197	-	3,197
Balance as of December 31, 2022	32,715,010	$3	253,470,511	$25	$(576)	$576,820	$(299,220)	$(2,586)	$274,466	$(2,578)	$271,888
Net loss	-	-	-	-	-	-	(265,294)	-	(265,294)	(1,401)	(266,695)
Foreign currency translation	-	-	-	-	-	-	-	(1,708)	(1,708)	163	(1,545)
Liabilities obligated by shareholders	-	-	-	-	-	15,000	-	-	15,000	-	15,000
Execution of warrants to ordinary shares	-	-	1,000	-	576	12	-	-	588	-	588
Issuance of ordinary shares	-	-	2,378,171	1	-	18,358	-	-	18,359	-	18,359
Share-based compensation	3,635,001	1	-	-	-	23,338	-	-	23,339	-	23,339
Balance as of December 31, 2023	36,350,011	$4	255,849,682	$26	$-	$633,528	$(564,514)	$(4,294)	$64,750	$(3,816)	$60,934

*	Shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

NWTN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(266,695)	$(48,243)	$(13,065)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	800	45	16
Amortization of operating lease right-of-use asset	2,383	704	-
Changes in fair value of warrant liabilities	(212)	238	-
Investment loss	-	13	-
Loss of impairment on investments	-	2,959	-
Impairment of property and equipment	3,183	-	-
Inventory write-downs	16,107	-	-
Allowance for expected credit loss	85,431	-	-
Financial expenses on PIPE	30,000	3,863	-
Gain from dissolution of a subsidiary	90	-	-
Interests on loans from a third party	3,578	-	-
Gain on settlement of amounts due to a related party	-	-	(62)
Gain on settlement of loans from a third party	-	(658)	-
Gain on settlement of payables associated with litigations	-	(1,053)	-
Individual income tax expenses of settlement of employee lawsuits	-	1,498	-
Share-based compensation	23,338	3,197	-
Accounts payable exemption treated as capital injection	2,440	-	-
Changes in assets and liabilities:
Accounts receivable, current	(6,269)	-	-
Advance to supplier	13,777	(1,476)	-
Inventories	2,635	(1,670)	-
Prepaid expenses and other current assets	(54,447)	(11,412)	438
Accounts receivable, non-current	(3,829)	-	-
Amounts due from/due to related parties	53	(11,507)	295
PIPE escrow account	15,000	(100,000)	-
Operating lease	(1,671)	(564)	-
Accounts payable	(4,134)	(2,456)	249
Advance from customers	383	-	-
Accrued expenses and other current liabilities	13	(11,490)	6,022
Net cash used in operating activities	(138,046)	(178,012)	(6,107)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(5,509)	(1,207)	-
Purchases of intangible asset	(41)	(7)	-
Cash consideration for purchase of non-controlling interests	-	-	(22)
Loan to a related party	(15,679)	(1,490)	-
Recovery of loan to related parties	-	5,841	-
Loan to a third party	-	(7,000)	-
Purchases of long-term investments	-	(2,972)	-
Net cash used in investing activities	(21,229)	(6,835)	(22)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan proceeds from related parties, current	-	2,359	6,151
Loan proceeds from related parties, noncurrent	-	5,045	-
Repayments of loan from a related party	(4,658)	-	-
Proceeds from convertible debt	-	2,229	-
Repayments of convertible debt	-	(2,229)	-
Loan proceeds from third parties	-	272	-
Repayments of loan from third parties	(7,909)	(6,150)	-
Payments of offering costs	-	(15,076)	-
Proceeds from issuance of ordinary shares	-	3	31
Cash acquired on reverse recapitalization	-	9	-
Proceeds from PIPE	-	400,000	-
Payments of financial expenses	(15,000)	-	-
Proceeds from execution of warrants	588	6,748	-
Net cash provided by financing activities	(26,979)	393,210	6,182

Effect of exchange rate changes	(2,366)	3,587	1

Net (decrease)/increase in cash and cash equivalents	(188,620)	211,950	54
Cash and cash equivalents and restricted cash, at beginning of the period	212,010	60	6
Cash and cash equivalents and restricted cash, at end of the period	$23,390	$212,010	$60

SUPPLEMENTAL DISCLOSURE OF NON CASH FLOW INFORMATION:
Repayments of Magic loan by Mr. Nan Wu	$-	$3,338	$-
Repayments of Magic loan by My Car	-	3,056	-
Expenses paid by the Company on behalf of related parties		6,083
Expenses paid by related parties on behalf of the Company	53	3,224	-
The claim on My Car transferred to Mr. Nan Wu	-	1,490	-
Settlement of Puluo Debts (Note 24)	$-	$-	$168,661
		-	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$748	$84	$-

The accompanying notes are an integral part of these consolidated financial statements.

NWTN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

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

The par value of ordinary shares remained $0.0001, the difference of $9,513 was adjusted retrospectively as in addition paid-in capital as of December 31, 2022. The consolidated statements of changes in shareholders’ deficit for the years ended December 31, 2023, 2022 and 2021 were also adjusted retrospectively to reflect these changes. For the year ended December 31, 2021, the weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted was adjusted retrospectively from 335,164,567 to 240,029,717, and net loss per share was adjusted retrospectively from US$0.04 to US$0.05.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

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

The shareholders and their respective equity interests in the entities remain similar immediately before and after the capital injection in Tianqi Group. Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a combined basis for all periods to which such entities were under common control (“Reorganization”). Since all of the subsidiaries were under common control for the entirety of the years ended December 31, 2023, 2022 and 2021, the results of these subsidiaries are included in the financial statements for both periods, and the equity has been restated to reflect the change as well.

As of December 31, 2023, the details of the Company’s subsidiaries are as follows.

Name	Date of Incorporation	Place of incorporation	Percentage of ownership	Principal Activities
ICONIQ	March 11, 2021	the Cayman Islands	100%	Investment holding
FZCO	March 22, 2022	Dubai	100%	Business management, operations, commercialization
NWTN Technology USA INC.	October 20, 2022	USA	100%	Investment holding
NWTN Automobile Cars Trading Sole Proprietary LLC	February 23, 2023	Dubai	100%	Vehicle wholesale and retail
NWTN Technologies Industries Solo Proprietorship L.L.C.	November 22, 2022	Dubai	100%	Business management, operations, commercialization
ICONIQ Motors Limited	March 24, 2021	British Virgin Islands	100%	Investment holding
ICONIQ Global Limited	April 28, 2021	Hong Kong, PRC	100%	Investment holding
Suez Top Ventures Limited	November 25, 2021	Hong Kong, PRC	100%	Investment holding
ICONIQ (Tianjin) Investment Co. Ltd (“WFOE”)	July 15, 2021	PRC	100%	Investment holding
ICONIQ (Tianjin) Motors Co., Ltd.	August 11, 2021	PRC	100%	Investment holding
NWTN (Zhejiang) Motors Limited (“NWTN Zhejiang”)	June 14, 2022	PRC	100%	Business management, operations, commercialization
NWTN Smart Motors Shenzhen New Technology Limited	December 30, 2022	PRC	100%	Technology development
Tianqi Group	September 5, 2016	PRC	95.88%	Design and technology development
Shanghai Zunyu Automobile Sales Co., Ltd. (“Shanghai Zunyu”)	December 27, 2014	PRC	95.88%	Vehicle wholesale and retail
Shanghai ICONIQ New Energy Development Co., Ltd. (“Shanghai ICONIQ”)	April 25, 2014	PRC	95.88%	Technology development
Tianjin Tianqi New Energy Automobile Co., Ltd. (“Tianjin Tianqi”)	December 7, 2018	PRC	95.88%	Technology development
East Stone	August 9, 2018	BVI	100%	Investment holding

*	In 2023, a subsidiary of the Group was dissolved, see Note 17 for details.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring and significant operating losses and negative cash flows from operating activities, approximately US$138.0 million, US$178.0 million, and US$6.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, the Company had cash and cash equivalents of US$23.2 million, a significant reduction from US$211.9 million in the prior year. The Company also reported an accumulated deficit of approximately US$564.5 million as of December 31, 2023.

In addition to the deteriorating cash position and ongoing losses, the Company remains dependent on external sources of financing, which may not be available on acceptable terms or in sufficient amounts, if at all. Furthermore, the Company is exposed to unresolved litigation and guarantee obligations that may further strain its limited financial resources. Subsequent to year-end, the discontinuation of its Rabdan-branded vehicle line, following directives from UAE authorities has further weakened the Company’s commercial prospects and operational outlook.

While management has disclosed intentions to secure additional financing and reduce expenditures, no definitive arrangements have been executed, and no viable pathway to financial stability has been demonstrated. In light of these conditions and absent the successful execution of a comprehensive restructuring or financing strategy in the near term, the Company does not appear to have the ability to meet its obligations as they become due within one year after the date the financial statements are issued. Accordingly, substantial doubt about the Company’s ability to continue as a going concern is not alleviated.

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

Subsidiaries are those entities in which the Group, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

All intercompany transactions and balances among the Group and its subsidiaries have been eliminated upon consolidation.

A non-controlling interest is recognized to reflect the portion of the subsidiaries’ equity which is not attributable, directly or indirectly, to the Group. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheet and net income and other comprehensive income are attributed to controlling and non-controlling interests respectively.

(b) Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, assessment for impairment of long-term investments, long-lived assets and intangible assets, write-down for inventories, allowance for expected credit loss, warrant liabilities as well as the realization of deferred income tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c) Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held at financial institutions, and demand deposits with original maturities of three months or less from the date of acquisition. These amounts are readily convertible to known amounts of cash and are not subject to significant risk of changes in value. All cash and cash equivalents are unrestricted as to withdrawal and use.

(d) Restricted cash

Restricted cash consists of litigation frozen deposits.

(e) Accounts receivable, net

Accounts receivable are stated at the original amount less an allowance for credit loss. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Group considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Accounts receivable balances are written off after all collection efforts have been exhausted.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f) Inventories

Inventories, consisting of smart electric vehicles purchased by the Group, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand.

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

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

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

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial assets and liabilities primarily include cash and cash equivalent, accounts receivable, amounts due from related parties, other receivables (included in prepayments and other current assets), accounts payable, loan from a third party, warrant liabilities, amounts due to related parties, and other payables (included in accrued expenses and other current liabilities).

The warrant liabilities are measured at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

The Group’s non-financial assets, such as property and equipment as well as intangible assets, would be measured at fair value only if they were determined to be impaired.

The following table details the fair value measurements of liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of December 31, 2023 and 2022.

	Fair Value Measurement using
	Level 1	Level 2	Level 3	Total fair value
Warrant liabilities:
As of December 31, 2023	$288	$-	$-	$288
As of December 31, 2022	$-	$-	$500	$500

During the year ended December 31, 2023, the fair values of the Private Warrants and Representative Warrants previously classified as Level 3 were reclassified to Level 1 within the fair value hierarchy. The reclassification was due to the availability of observable quoted prices in active markets, which replaced the previously used Black-Scholes valuation model based on unobservable inputs as at December 31, 2022. As of December 31, 2023, the fair value of the Private Warrants and the Representative Warrants were $0.17 and $0.33 per warrant, with an exercise price of $11.50 and $12.00 per share, respectively. The changes for warrant liabilities measured at fair value are as follows:

	Private Warrants	Representative Warrants
Fair value as of December 31, 2021	-	-
Acquired from the Business Combination	62	200
Change in fair value	39	199
Fair value as of December 31, 2022	101	399
Change in fair value	(43)	(169)
Fair value as of December 31, 2023	58	230

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Current expected credit loss

On January 1, 2023, the Group adopted ASC 326, Financial Instruments—Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model) using the modified retrospective transition method.

The Group’s financial assets subject to the CECL model mainly include accounts receivable, amounts due from related parties and prepaid expenses and other current and non-current assets.

For accounts receivable, the Group estimates the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For advances to suppliers, amounts due from related parties and prepaid expenses and other current assets, we review them on a periodic basis and make allowances on an individual basis when there is doubt as to the collectability. These amounts are written off after all collection efforts have been exhausted.

For the years ended December 31, 2023, 2022 and 2021, allowance for expected credit losses made by the Group were shown as follows:

	For the years ended December 31,
	2023	2022	2021
Allowance for expected credit losses for accounts receivable, current	$3,937	$-	$-
Allowance for expected credit losses for advance to suppliers	42,478	-	-
Allowance for expected credit losses for prepaid expenses and other current assets	20,187	-	-
Allowance for expected credit losses for amounts due from related parties	15,000	-	-
Allowance for expected credit losses for accounts receivable, non-current	3,829	-	-
Total	$85,431	$-	$-

(m) Warrants

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

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n) Commitments and contingencies

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

(o) Revenue recognition

Effective January 1, 2023, the Group adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), using the modified retrospective method. As the Group did not have any revenue transactions in periods prior to adoption, there was no impact on the historical financial statements and no cumulative adjustment to the opening balance of retained earnings.

The Group’s revenues are generated from sales of smart electric vehicles and auto parts and materials.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by value added tax (“VAT”). To achieve the core principle of this standard, the Group applies the following five steps:

1.	Identification of the contract, or contracts, with the customer;
2.	Identification of the performance obligations in the contract;
3.	Determination of the transaction price;
4.	Allocation of the transaction price to the performance obligations in the contract; and
5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised smart electric vehicles is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those products net of business tax and value added tax. Revenue recognition policy for the revenue stream is as follows:

Sales of smart electric vehicles

The Group generates revenue from sales of smart electric vehicles through purchase orders. The Group identified only one performance obligation to provide customers with vehicles, at a fixed price stated in the purchase orders. Full prepayment is required before or upon the Group’s delivery of the vehicles. Revenue is recognized at a point of time upon the customer’s acceptance of the smart electric vehicles. The Group is deemed as the principal, recognizing revenue on a gross basis as the Group the Group is primary responsible for fulfilling the contract, bears the inventory risk, and has the discretion in establishing the sales price.

In the normal course of business, the Group’s warranties are required by the law and related to the risk of purchasing defective products. In addition, the Group would not sell a warranty separately. Accordingly, warranty costs are treated as a cost of fulfillment subject to accrual, rather than a performance obligation. The Group recognize the warranty when actual repair or replacement incur as the amount of loss cannot be reasonably estimated due to the very short experience in sales of vehicles.

In the instance that a customer selects to pay by installments for vehicles under an auto financing program provided to the customers by the Group, such arrangement contains a significant financing component and as a result, the transaction price is adjusted to reflect the impact of time value of the transaction price using an applicable discount rate (i.e. the interest rates of the loan reflecting the credit risk of the borrower). Interest income from such arrangements with a significant financing component is presented as other income. Receivables related to the vehicle installment payment are expected to be repaid by customers beyond one year of the dates of the financial statements are recognized as non-current assets. The difference between the gross receivable and the respective present value is recorded as unearned interest income. Interest income from such arrangements with a significant financing component is presented separately from revenue from contracts with customers.

Sales of auto parts and materials

The Group generates revenue from sales of auto parts and materials through purchase orders. The Group considers that there is only one performance obligation to provide customers the specific materials explicitly stated in a sales contract under ASC 606. The transaction price is explicitly agreed on contracts and fixed without any variable consideration. The Group recognizes revenues at a point in time when the control of the auto parts and materials is transferred to the customer upon the customer’s pickup and acceptance of auto parts and materials.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p) Warranties

The Group provides a manufacturer’s standard warranty on all vehicles sold. The Group accrues a warranty reserve for the vehicles sold by the Group, which includes the Group’s best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The warranty reserve is expected to be incurred within the next 12 months and included within accrued expenses and other liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of comprehensive loss.

The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees.

(q) Litigation

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

(r) Research and development expenses

Research and development expenses consist primarily of design and development expenses with new technology, payroll and related expenses for research and development professionals, materials and supplies and other R&D related expenses. Research and development expenses are expensed as incurred.

(s) General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost and depreciation related to general and administrative personnel, (ii) share-based compensation, (iii) professional service fees, (iv) allowance for expected credit losses, (v) properties rental fees, and (vi) other corporate expenses.

(t) Selling and marketing expenses

Selling and marketing expenses mainly consist of marketing, promotional and advertising expenses. The advertising expenses were $5.7 million, $0.9 million and nil for the years ended December 31, 2023, 2022 and 2021, respectively.

(u) Share-based compensation

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

(v) Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to $1.8 million, $0.9 million and $0.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w) Leases

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

(x) Income taxes

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,085). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group accrued income tax payable of $9 for the years ended December 31, 2023 and 2022. The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive loss for the years ended December 31, 2023, 2022 and 2021 respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(y) Foreign currency transactions and translations

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

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of December 31,
Balance sheet items, except for equity accounts	2023	2022
US$ against RMB	7.0999	6.8972
US$ against AED	3.6738	3.6722

	For the years ended December 31,
Items in the statements of operations and comprehensive loss, and statements of cash flows	2023	2022	2021
US$ against RMB	7.0809	6.7290	6.4508
US$ against AED	3.6843	3.6709	Not applicable*

*	The companies that use AED as their functional currencies are not established until 2022, thus the currency exchange rates are not applicable as of and for the year ended December 31, 2021.

No representation is made that the RMB and AED amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(z) Loss per share

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

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(aa) Segment reporting

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

Geographic information

The majority of the Group’s long-lived assets as of December 31, 2023 and 2022, were located in the Mainland China, the United States, the United Arab Emirates. The following table sets forth the disaggregation of the Groups long-lived assets by geographic area:

	As of December 31,
	2023	2022
The United States	$71,141	$100,294
The United Arab Emirates	8,602	5,484
Mainland China	3,637	1,215
Total	$83,380	$106,993

Long-lived assets as presented above include property and equipment, intangible assets, and right-of-use assets. The disclosure also includes certain non-tangible and financial assets (e.g., PIPE escrow account) for informational purposes, although these are not classified as long-lived assets under ASC 280.

(bb) Recent accounting pronouncements

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

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2023	2022
Accounts receivable, current	$6,287	$-
Accounts receivable, non-current	3,829	-
Less: Allowance for expected credit losses, current	(3,948)	-
Less: Allowance for expected credit losses, non-current	(3,829)	-
Accounts receivable, net	$2,339	$-

As of December 31, 2023, the Group’s accounts receivable included long-term receivables related to extended payment terms. These receivables were presented at their net realizable value, including the effect of unearned interest income. The current portion of accounts receivable were expected to be collected within one year, while the noncurrent portion represented amounts due beyond one year. Unearned interest income was amortized over the term of the receivables using the effective interest method.

The movement of allowance for credit losses for the years ended December 31, 2023, 2022 and 2021 were as follows:

	For the years ended December 31,
	2023	2022	2021
Balance at the beginning of the period	$-	$-	$-
Addition during the period	7,766	-	-
Effect of exchange rate differences	11	-	-
Balance at the end of the period	$7,777	$-	$-

As of the issuance date of the consolidated financial statements, the Group has collected $2.3 million of the outstanding balance.

5. INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,
	2023	2022
Smart electric vehicles	$175	$-
Vehicles in production	6,545	2,107
Auto parts and other materials	1,050	-
Total	$7,770	$2,107

During the years ended December 31, 2023, 2022, and 2021, the Group recognized inventory write-downs of US$16.1 million, nil, and nil, respectively, within cost of revenues. The write-down in 2023 was primarily due to the estimated net realizable value of the related inventories falling below their carrying cost.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2023	2022
Amounts due from export agent (i)	$28,385	$-
Prepaid expenses (ii)	12,094	9,062
Loan to third parties (iv)	7,000	7,000
Deductible input VAT (vi)	2,861	1,186
Advance to a third-party individual (iii)	1,159	2,000
Deposit	1,385	1,495
Advance to staff	770	165
Receivable from a third party (v)	-	3,800
Others	230	14
Less: allowance for expected credit losses	(20,182)	-
Prepaid expenses and other current assets, net	$33,702	$24,722

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS (cont.)

The movement of allowance for credit losses for the years ended December 31, 2023, 2022 and 2021 were as follows:

	For the years ended December 31,
	2023	2022	2021
Balance at the beginning of the period	$-	$466	$466
Addition during the period	20,187	-	-
Reversal during the period	-	(321)	-
Write off during the period	-	(145)	-
Effect of exchange rate differences	(5)
Balance at the end of the period	$20,182	$-	$466

(i)	In April 2023, NWTN Zhejiang entered into a vehicle sales agreement with Jizhida’an (Jinhua) Technology Co., Ltd (the “Jizhida’an”), pursuant to which the vehicles being sold would be transferred to China National Vehicles IMP. & EXP. Co., Ltd, a third party export agent (the “Vehicles IMP. & EXP”), and be purchased by FZCO through another vehicle sales agreement. These sales agreements were procedural in nature, in order to facilitate the process of vehicles exportation from Mainland China to the Group’s factory in the UAE. In this regard, the Group did not recognize revenue or cost. In addition, the transaction price would be separately settled under each agreement, therefore, the Group recognized the receivables from Jizhida’an in prepaid expenses and other current assets and payables to Vehicles IMP. & EXP in accrued expenses and other current liabilities. The agreement has been executed as of the issuance of the consolidated financial statements.

(ii)	Prepaid expenses primarily consisted of directors’ and officers’ insurance expenses to be amortized within a year and prepaid commission expenses for financing and marketing services, advance payment for the potential investment or acquisition as of December 31, 2023 and 2022. As of December 31, 2023, the Group recorded expected credit losses for the prepaid expenses of US$11.2 million based on the management’ estimation of the recoverability, considering the suspension of certain business operations and the uncertainty regarding the ability to reclaim the prepaid expenses.

(iii)	In November 2022, the Group engaged a shareholder, who held a 0.4% equity interest of NWTN could not significantly influence the Group thus was considered as a third party as of December 31, 2023 and is experienced in investing and financing for investment and financing consulting, for the period from January 2023 to January 2024. In November 2022, the Group paid an amount of US$2 million to this individual as prepayment, which would be expensed as the services are provided to the Group. During the year ended December 31, 2023, the Group recognized consulting expenses of US$0.8 million. As of December 31, 2023, the Group recorded expected credit losses of US$1.2 million based on the management’ estimation of the recoverability of the receivables from the third-party individual.

(iv)	In November and December 2022, the Group provided an interest-free loan of US$6.0 million to a third party, and an interest-free loan of US$1.0 million to a shareholder who held a 4.3% equity interests in NWTN could not significantly influence the Group thus was considered as a third party as of December 31, 2023, respectively, for their ordinary operations. These loans would be due in October through December 2023 but extended for up to another 12 months. As of December 31, 2023, the Group recorded expected credit losses for the receivables of US$7.0 million based on the management’ estimation of the collectability of the receivables from the third party.

(v)	In December 2022, the Group engaged a third party for marketing services with a total consideration of US$6.0 million. The Group initially remitted US$3.8 million to the account designated by the third party. However, subsequently, the third party requested a change of the receiving account. Consequently, in January 2023, the third party refunded the original payment to the Group, and the Group then made the payment again to the new account designated by the third party. As of December 31, 2023, this consideration with the amount of US$3.8 million was included in prepaid expenses as the related expenses did not incur.

(vi)	Deductible input VAT will be expected to be utilized in the future, and there is no expiry of the deductible input VAT as per the country's jurisdiction.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2023	2022
Vehicles held for use	$3,212	$515
Production facilities	2,760	377
Electronic equipment	779	178
Furniture	280	46
Leasehold improvement	114	-
Battery and charging swap infrastructure	106	67
Construction in process (ii)	-	554
Less: Accumulated depreciation	(868)	(80)
Less: Impairment of property and equipment (i)	(3,186)	-
Property and equipment, net	$3,197	$1,657

(i)	Impairment of property and equipment was US$3.2 million for the year ended December 31, 2023, which was recognized on certain property and equipment associated with vehicle manufacturing.

(ii)	Construction in process as of December 31, 2022 was production facilities for transportation, which were completed in January 2023 and transferred to production facilities, and depreciation commenced thereafter.

Depreciation expenses were $0.8 million, $0.04 million and $0.01 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Impairment made for property and equipment was as follows:

Amounts
Balance as at December 31, 2021	$-

Balance as at December 31, 2022	$-
Impairment made during the period	3,183
Effect of exchange rate differences	3
Balance as at December 31, 2023	$3,186

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

8. PIPE ESCROW ACCOUNT

In September 2022, NWTN and Al Ataa Investment LLC (“PIPE Investor” or the “Pledgee”), a company incorporated in Abu Dhabi Global Market entered into a PIPE Subscription Agreement for PIPE Investor investing US$200 million into NWTN. Following the execution of PIPE Subscription Agreement, in September 2022, seven shareholders of ICONIQ (“Pledgor”), and PIPE Investor entered into a cash pledge agreement (the “Cash Pledge Agreement”). The Cash Pledge Agreement shall take effect and shall expire two years from November 14, 2023, the date the Pledgee transfers the full amount of US$200 million into NWTN. Pursuant to the Cash Pledge Agreement, the Pledgor agreed to pledge as following:

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

In addition, NWTN, FIRST ABU DHABI BANK PJSC (the “Escrow Agent”), and an affiliate entity of PIPE Investor entered into an Escrow Agreement. Pursuant to the Escrow Agreement, NWTN should open an account (the “Escrow Account”) and credit the sum of US$100 million (the “Escrow Amount”) into the Escrow Account as cash pledge for the disbursements stated in the agreements. Pledgor is the obligator of the following disbursements, if any. In 2022, the Escrow Account was opened in the name of a subsidiary of Al Ataa, and NWTN had disbursed $100 million into the account, which presented as PIPE escrow account on the consolidated balance sheet for the presented period.

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

For the years ended December 31, 2023 and 2022, the Group incurred financial expenses related to the PIPE Investor totaling $30.0 million and $3.9 million, respectively. During 2023 and early 2024, the Group made advance payments to the PIPE Investor amounting to $15.0 million and $45.0 million, respectively, on behalf of the Pledgors. As the Pledgors did not reimburse the Group for these payments, the Group recorded amounts due from the Pledgors of $15.0 million and $45.0 million as of December 31, 2023 and during 2024, respectively, with corresponding credits to additional paid-in capital, reflecting a deemed capital contribution.

After evaluating the collectability of these amounts, the Group recorded a full provision for the amounts due from the Pledgors in 2023 and 2024. See Note 22, Related Party Transactions, for further details.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

9. LONG-TERM INVESTMENT

	Equity investments accounted for using the equity method	Equity investments without readily determinable fair values
Balance as of December 31, 2021	$-	$-
Investment made (i)	2,972	-
Investment loss	(13)	-
Impairment loss of investment	(2,959)	-
Balance as of December 31, 2022	$-	$-
Investment made (ii)	-	15,918
Balance as of December 31, 2023	$-	$15,918

(i)

In November 2022, the Group invested US$2.9 million (RMB20 million) in Shanghai OBS Culture and Technology Co., Ltd. (“Shanghai OBS”), a company focusing on technical development, software development and others, in exchange for 20% equity interests. As of December 31, 2022, the Group made full impairment on the long-term investment in Shanghai OBS as the.

(ii)	On December 28, 2023, The Group entered into an equity investment term sheet with W. Motors Automotive Group Holding Limited (“W. Motors”), a private company, pursuant to which the Group agreed to issue 308,171 Class B ordinary shares as consideration for its unpaid service fees, and an additional 2,070,000 Class B ordinary shares in exchange for a 5% equity interest in W. Motors. As the Group neither obtained control over nor is able to exert significant influence on the investee before or after the transaction, the investment is accounted for as a long-term equity investment without readily determinable fair values and measured at cost, and less impairment if any. Given that the fair value of the Group’s ordinary shares is more reliably measurable, the investment is initially recognized at the fair value of the shares issued by the Group, in the amount of US$15.9 million.

10. ACCOUNTS PAYABLE

Accounts payable represent amounts owed by the Group to suppliers for the purchase of vehicles not yet ready for sale and raw materials. The Group generally receives credit terms ranging from 0 to 180 days. As of December 31, 2023 and 2022, accounts payable totaled US$25.1 million and US$4.9 million, respectively.

11. LOANS FROM A THIRD PARTY

As of December 31, 2023 and 2022, loans from a third party consisted of the principal and legal fees for the loans from Tianjin Yizhong Jinshajiang Equity Investment Fund Partnership (“Yizhong”). In 2016 and 2017, Tianqi Group entered into two convertible debt agreements with Yizhong. According to the agreements, Yizhong provided loans of US$18.0 million (RMB115.0 million) to the Group. The interest rate for the loans were 8% interest rate per annum, and Yizhong could convert the principal without accrued interest into equity interest of Tianqi Group within one year from the date of signing the agreements. Yizhong didn’t exercise the conversion right in 2017 and 2018, and the Group should repay the principal and the accrued interests to Yizhong. In 2021, Yizhong filed against the Group to claim for the repayment of the accrued interests, legal fees and other fees related to the lawsuit.

In 2022, Yizhong and the Group reached an instalment plan which allowed the Group to repay the outstanding obligations totalling US$21.7 million (RMB157.4 million) through August 2022 to December 2023. Considering the Group was experiencing financial difficulties and the instalment plan was offering a concession to the Group, therefore, the Group accounted for the instalment plan as a trouble debt restructuring involving a modification of debt terms. The difference of US$0.7 million (RMB 4.4 million) between the carrying value and the future undiscounted cash flow under the instalment plan was recognized in other income (expense), net in 2022.

Tianqi Group executed the instalment plan and repaid the accrued interests and part of the legal fees in the amount of US$6.1 million (RMB 41.4 million) for the year ended December 31, 2022. During 2023, Tianqi Group repaid in the amount of US$7.9 million (RMB56.0 million) according to the instalment plan, leaving a total of US$8.5 million (RMB60.0 million) in debt obligations to Yizhong outstanding. Accordingly, the Group accrued default interests of US$3.6 million as interest expense, net in 2023. As of the issuance date of the consolidated financial statements, the outstanding balance remains US$12.0 million.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

12. WARRANTS

In connection with the Business Combination, the Company assumed 14,840,000 warrants from East Stone (the “Warrants”), which consisted of 13,800,000 Public Warrants, 350,000 Private Warrants and 690,000 Representative Warrants. The Public Warrants met the criteria for equity classification and the Private Warrants and Representative Warrants are classified as liability.

Common Stock Warrants became exercisable on the later of (a) the completion of the Business Combination or (b) 12 months from the closing of the initial public offering (“IPO”) (February 19, 2020). The common stock warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Public Warrants

As of December 31, 2023 and 2022, the Company had 12,524,392 and 12,526,392 Public Warrants outstanding, respectively. Each whole Public Warrant entitles the registered holder to purchase one-half share of the Company’s Class B ordinary share at a price of US$11.50 per share, subject to the following conditions discussed below.

The Company may redeem the Public Warrants in whole and not in part, at a price of US$0.01 per Warrant:

●	at any time while the Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds US$18.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading days period ending on the third trading business day prior to the notice of redemption to Warrant holders, and,

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

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

Detail related to Public Warrant activity was as follows:

Public Warrants	Number of Warrants	Weighted Average Exercise Price
Balances as of December 31, 2021	13,800,000	$11.50
Exercised	(1,273,608)	11.50
Balances as of December 31, 2022	12,526,392	$11.50
Exercised	(2,000)	11.50
Balances as of December 31, 2023	12,524,392	$11.50

For the years ended December 31, 2023 and 2022, 2,000 and 1,273,608 Public Warrants were exercised with the gross proceeds of US$0.01 million and US$7.3 million, respectively.

Warrant liabilities

As of December 31, 2023 and 2022, the Company had 350,000 and 350,000 Private Warrants, and 690,000 and 690,000 Representative Warrants outstanding, respectively. Each whole Private Warrants entitles the registered holder to purchase one-half share of the Company’s Class B ordinary share at a price of US$11.50 per share, while each whole Representative Warrants entitles one Class B ordinary share at a price of US$12.00 per share.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

12. WARRANTS (cont.)

The Private Warrants are identical to the Public Warrants underlying the Units being sold in the IPO, except that the Private Warrants and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The Representative Warrants are different from Public and Private Warrants. The exercise price of Representative Warrants is US$12.00 and is non-redeemable. Representative’s Warrants have been deemed compensation by FINRA and were subject to a lock-up period.

As of December 31, 2023, the remaining contractual terms for the outstanding Private Warrants and Representative Warrants to purchase the Company’s ordinary shares were each 3.9 years.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2023	2022
Contingent liabilities of Jinghong Dispute (i)	$22,909	$-
Accrued expense (ii)	3,659	18,227
Payroll payable	3,235	9,185
Output VAT	1,630	-
Warranty provisions	989	-
Interest payable	206	-
Borrowing from a third party	272	490
Individual income tax payable (iii)	134	5,115
Others	81	82
Total	$33,115	$33,099

(i)	On May 18, 2022, Tianjin Jinghong Investment Development Group Co., Ltd. (“Jinghong”) filed proceedings with the Group. And the verdict was issued on July 20, 2023 that the Group was ordered to bear a total amount of approximately RMB162.7 million (US$22.9 million), covering equity transfer consideration, disbursement and other relevant expense, which was recognized in accrued expense and other liabilities as of December 31, 2023. See Note 24 Commitments and contingencies – Jinghong Dispute for details. As of the issuance date of the consolidated financial statements, this amount remains outstanding.

(ii)	As of December 31, 2023 and 2022, accrued expenses mainly consisted of unpaid offering cost of US$2.0 million and US$12.2 million, respectively. The decrease in these expenses was primarily attributed to the settlement of most of the accrued amounts, either through direct cash payments or by reaching settlement agreements.

(iii)	As of December 31, 2022, the Group settled the payroll payable accumulated from 2019 to 2022 which resulted in an increase in individual income tax payable. For the year ended December 31, 2023, the Group settled most of the individual income tax payable, with US$0.1 million outstanding.

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

As of December 31, 2022, the remaining payroll balance associated with these lawsuits was $0.12 million as of December 31, 2022, which remained unpaid due to bank restrictions. The amount was fully paid in 2023. In April 2023, two employees filed arbitration against the Group claiming their employee benefits of US$0.4 million. As of December 31, 2023, one of them had withdrawn the case, and the Group considered the possibility of the Group to bear the obligation of the other employee’s benefits is less likely than not. On July 19, 2023, the verdict was issued that the Group should pay the employee amounted to US$0.1 million, which was settled in August 2023. As of the issuance of the consolidated financial statements, the Group has settled the outstanding payment according to the arbitration result.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. LEASES

The balances for the operating leases where the Group is the lessee are presented as follows:

	As of December 31,
	2023	2022
Operating lease right-of-use assets	$9,230	$5,329

Lease liabilities – current	$(3,014)	$(1,550)
Lease liabilities – non-current	(7,075)	(3,921)
Total operating lease liabilities	$(10,089)	$(5,471)

The components of operating lease expenses are as follows:

	For the years ended December 31,
	2023	2022	2021
Operating lease expense	$2,383	$769	-
Short-term lease expense	2,252	508	-
Total lease expense	$4,635	$1,277	$-

Short-term leases included lease of Tianjin offices, warehouse and others with a term of 12 months or less, which were excluded from the recognition of right-of-use assets or lease liabilities.

Both operating lease expense and short-term lease expense are recognized as general and administrative expenses.

Other information related to operating leases where the Group is the lessee is as follows:

	As of December 31,
	2023	2022
Weighted-average remaining lease term (in years)	3.75	4.15
Weighted-average discount rate	3.93%	4.24%

Because most of the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2023:

For the year ended December 31,	Amounts
2024	$2,866
2025	2,758
2026	2,780
2027	2,028
2028	349
Total lease payments	10,781
Less: imputed interest	(692)
Total operating lease liabilities, net of interest	$10,089

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

15. OTHER INCOME (EXPENSES), NET

Other income (expenses) by nature consisted of the following:

	For the years ended December 31,
Nature	2023	2022	2021
Loss of Jinghong Dispute (see Note 24 for more details of Jinghong Dispute)	$(22,971)	$-	$-
Write-off / settlement of long-outstanding receivables and payables	(1,418)	386	62
Individual income tax surcharge due to delayed payroll payments	(494)	(1,498)	-
Gains (expenses) incurred resulting from discrepancies in the enforcement payments	4,679	1,394	(439)
Government subsidies	1,590	-	-
Gain from dissolution of a subsidiary (see Note 17 for more details)	90	-	-
Others	42	(15)	59
Total	$(18,482)	$267	$(318)

16. INTEREST EXPENSES, NET

	For the years ended December 31,
Nature	2023	2022	2021
Interest expenses on various loans and others	$(4,531)	$(79)	$(1,980)
Interest income on cash deposits in banks	1,283	42	-
Total	$(3,248)	$(37)	$(1,980)

Interest expense primarily consists of interest accrued on various borrowings, including loans from a third party (refer to Note 11, Loans from a Third Party) and the Puluo Debt (refer to Note 24, Commitments and Contingencies – Puluo Debt).

17. DISSOLUTION OF A SUBSIDIARY

On June 27, 2023, the Group dissolved its subsidiary, Jiangsu ICONIQ New Energy Automobile Manufacturing Co., Ltd. (“Jiangsu ICONIQ”), which was wholly owned by Tianqi Group. Jiangsu ICONIQ had not conducted any material operations since its establishment in 2018. The dissolution did not represent a strategic shift and had no material impact on the Group’s overall business; therefore, it did not meet the criteria to be classified as a discontinued operation under ASC 205-20.

Upon completion of the dissolution, the remaining assets and liabilities of Jiangsu ICONIQ, totaling US$0.09 million, were written off from the consolidated balance sheets. The resulting gain was recognized in other income (expense), net as gain on dissolution of a subsidiary in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2023.

18. SHARE-BASED COMPENSATION

Earnout shares

In connection with the Business Combination, each Class A ordinary share of ICONIQ that was issued and outstanding before the Transactions was cancelled and converted into the right to receive 90% of such number of NWTN’s Class A ordinary shares equal to the Exchange Ratio (as defined in the Business Combination Agreement, which is 32,715,010 shares); and the contingent right to receive 10% of such number of NWTN’s Class A ordinary shares equal to the Exchange Ratio, which is 3,635,001 shares (the “Earnout Shares”).

The Earnout Shares will be issued to Muse Limited (the company held by Mr. Alan Nan Wu, Chief Executive Officer and Chairman of the Company) when the Company delivers 12 vehicles on an aggregate basis or would be adjusted if the Company has delivered less than 12 vehicles by the end of 2023.

The Earnout Shares are determined as compensation, which is a transaction separate from the reverse recapitalization. In addition, the issuance of Earnout Shares does not meet any condition to be classified as a liability under ASC 718, thus it should be classified as an equity financial instrument, and measured at fair value using the quoted market price on grant date, November 11, 2022, which is US$7.30 per share.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

18. SHARE-BASED COMPENSATION (cont.)

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

Share-based expenses recognized in general and administrative expenses were US$23.3 million and US$3.2 million for the years ended December 31, 2023 and 2022, respectively.

19. TAXATION

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

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

19. TAXATION (cont.)

Mainland China

Generally, the Group’s WFOE and subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

United States

The company’s subsidiary, which incorporated in USA in 2022, is subject to statutory U.S. Federal corporate income tax at a rate of 21% for the year ended December 31, 2023 and 2022. U.S. does not believe it is more likely than not that the losses are realizable. There is no related tax provision other than state minimum taxes.

The following table sets forth current and deferred portion of income tax expense of the Group:

For the years ended December 31,
	2023	2022	2021
Current income tax expense	$-	$-	$-
Deferred income tax expense	-	-	-
Total income tax expense	$-	$-	$-

Loss before provision for income tax were attributable to the following geographic locations:

	For the years ended December 31,
	2023	2022	2021
Mainland China	$84,911	$20,545	$13,055
Dubai	77,134	18,222	-
United States	104,650	9,476	10
Total loss before income tax expenses	$266,695	$48,243	$13,065

The following table sets forth reconciliation between the statutory income tax rate and the effective tax rates:

	For the years ended December 31,
	2023	2022	2021
Statutory income tax rate in PRC	25.0%	25.0%	25.0%
Tax effect of non-deductible items	(0.1)%	(0.7)%	(2.7)%
Tax effect of undeclared expenses (i)	(2.9)%	(4.7)%	-
Tax effect of impairment loss	-	(1.5)%	-
Tax effect of fair value changes	-	(0.1)%	-
Tax effect of share-based compensation	-	(1.7)%	-
Tax effect of income tax rate differences in jurisdictions other than the PRC	(4.4)%	(6.1)%	(8.3)%
Tax effect of net operating loss not applicable to carryforwards	(6.1)%	(5.8)%	-
Change in valuation allowance	(11.5)%	(4.4)%	(14.0)%
Effective tax rate	-	-	-

(i)	The undeclared expenses mainly represent accrued financial expenses associated with PIPE escrow accounts. These are related expenses for which the Group will not include in the tax return, thereby giving rise to a permanent difference.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

19. TAXATION (cont.)

As of December 31, 2023 and 2022, the significant components of the deferred tax assets were summarized below:

	As of December 31,
	2023	2022
Deferred tax assets：
Net operating loss carried forward	$21,283	$17,749
State net operating loss carried forwards for US entity	638	254
Accrued expenses	268	553
Allowance for expected credit loss	21,352	-
Inventory write-down	4,027	-
Property and equipment	795	-
Total deferred tax assets	48,363	18,556
Less: valuation allowance	(48,363)	(18,556)
Deferred tax assets, net of valuation allowance	$-	$-

Rollforward of valuation allowance	Amount
Balance as of December 31, 2022	$18,556
Allowance made during the year	30,319
Effect of exchange rate differences	(512)
Balance as of December 31, 2023	$48,363

As of December 31, 2023, the Group had net operating loss from US entity of $9.7 million that will be carried forward indefinitely and state net operating loss from US entity of $3.9 million recognized in 2022 and $9.7 million recognized in 2023 that will expire beginning in year 2042 and 2043, if unused, respectively. As of December 31, 2023, the net operating loss carry forward from Mainland China will expire, if unused, as follows:

	Net operating loss carry forward due by schedule
	2024	2025	2026	2027	2028	Total
Net operating loss carry forward	9,237	2,312	2,616	27,458	35,334	76,957

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. Valuation allowance of $48.4 million, $18.6 million and $17.8 million had been provided as of December 31, 2023, 2022 and 2021, respectively in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

20. ORDINARY SHARES

The Company is authorized to issue a total of 100,000,000 Class A ordinary shares of a par value of US$0.0001 each and a total of 400,000,000 Class B ordinary shares of a par value of US$0.0001 each. Each Class A ordinary share is entitled to twenty-five votes; and each Class B ordinary share is entitled to one vote. Each Class A ordinary share is convertible into one Class B ordinary share at any time at the option of holder of such Class A ordinary share. Class B ordinary share is not convertible into any Class A ordinary share.

In October 2023, the performance condition of delivering 12 vehicles is achieved and the Earnout Shares of 3,635,001 Class A ordinary shares was issued to Muse Limited accordingly. See Note 18 for details.

In April 2023, the Company issued 1,000 Class B ordinary shares for exercise of warrants for the exercise price of US$11.50 per share. In December 2023, the Company issued 2,378,171 Class B ordinary shares of a par value of US$0.0001 each to a shareholder.

As of December 31, 2023, 36,350,011 Class A ordinary shares were issued and outstanding, 255,849,682 Class B ordinary shares were issued and outstanding.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

21. NON-CONTROLLING INTERESTS

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

As of December 31, 2023 and 2022, the non-controlling interests were 4.12% and 4.12% of the equity interests in Tianqi Group held by Guozhong Tianhong and the original shareholders, after giving retroactive effect to the Reorganization of the Company.

As of December 31, 2023 and 2022, non-controlling interests in the consolidated balance sheet was US$3.8 million and US$2.6 million respectively.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

22. RELATED PARTY TRANSACTIONS

(a) The table below sets forth the related parties and their relationships with the Group:

No.	Name of Related Parties	Relationship
1	ICONIQ (Tianjin) New Energy Technology Research Institute (“ICONIQ Institute”)	Controlled by the Company’s Chief Executive Officer and Chairman, Mr. Alan Nan Wu (100%)
2	Magic Minerals Limited (“Magic”)	Shareholder of the Company
3	My Car (Shenzhen) Technology Co., Ltd. (“My Car”)	A company which Mr. Alan Nan Wu held 25.3% and nil equity interest as of June 26, 2023 and June 30, 2023, respectively
4	Shenzhen Yinghehuicheng Investment Center (Limited Partnership) (“Shenzhen Yinghehuicheng”)	A company controlled by a shareholder of the Company, and also a non-controlling shareholder of Tianqi Group
5	Tianjin Tuoda Enterprise Management Service Co., Ltd. (“Tianjin Tuoda”)	A company controlled by a group of shareholders of the Company, and also a non-controlling shareholder of Tianqi Group
6	Mr. Alan Nan Wu	Shareholder and Chief Executive Officer and Chairman of the Company
7	Vision Path Holdings Limited (“Vision Path”)	Shareholder of the Company
8	Shanghai OBS Culture and Technology Co., Ltd. (“Shanghai OBS”)	A company in which the Group holds a 20% equity interest
10	Al Ataa	Shareholder of the Company
11	Muse Limited	A company 100% held by by Mr. Alan Nan Wu

(b) The Group had the following significant related party transactions for the years ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
Nature	2023		2022		2021
Expense paid by the related parties on behalf of the Group	$		$		$
– My Car (i)		-		(2,451)		(135)
– Mr. Alan Nan Wu (ii)		(53)		(960)		-
– ICONIQ Institute				(37)		(235)
– Tianjin Tuoda (iv)		-		-		(123)
Expenses paid by the Group on behalf of a related party
– Tianjin Tuoda (iv)		-		6,083		-
Technical service provided by a related party
– Shanghai OBS		380		-		-
Loan proceeds from related parties
– Vision Path (v)		-		(5,045)		-
– Mr. Alan Nan Wu (ii)		-		(2,359)		-
– Magic (iii)		-		-		(6,151)
Repayments to related parties
– Tianjin Tuoda (iv)		-		7,238		-
– Mr. Alan Nan Wu (ii)		4,658		-		-
– Magic (iii)		-		6,394
– My Car (i)		-		5,758		-
Repayments of Mr.Nan Wu loan by Tianjin Tuoda
– Mr. Alan Nan Wu (ii)		1,592		-		-
Magic loan repaid by related parties on behalf of the Group
– Mr. Alan Nan Wu (ii)		-		(3,338)		-
– My Car (i)		-		(3,056)		-
Recovery of loan to related parties
– Tianjin Tuoda (iv)		-		(5,763)		-
– ICONIQ Institute		-		(78)		-
Commission fee to a related party
– Tianjin Tuoda (iv)		-		(13,000)		-
Loan to a related party
– Tianjin Tuoda (iv)		15,679		-
– My Car (i)		-		1,490		-
The claim on My Car transferred to Mr. Nan Wu
– Mr. Alan Nan Wu (ii)		-		(1,490)		-
Interest expenses of loan from a related party
– Magic (iii)		-		(84)		(431)
Accrued financial expenses to PIPE Investor
– Al Ataa (see Note 8 PIPE escrow account for details)		(30,000)		(3,863)
Advance petty cash to a related party
– ICONIQ Institute		-		-		353
Share-based compensation
– Muse Limited (see Note 18 share-based compensation for details)		$23,338		$3,197		$-

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

22. RELATED PARTY TRANSACTIONS (cont.)

(c) The Group had the following related party balances with the related parties mentioned above:

	As of December 31,
	2023	2022
Amounts due from related parties:
– Tianjin Tuoda (iv)	$14,045	$-
– Mr. Alan Nan Wu (ii)	1,153	-
– The Pledgor (see Note 8 PIPE escrow account for details)	15,000	-
Total	$30,198	$-
Less: Allowance for expected credit loss (see Note 8 PIPE escrow account for details)	(15,000)	-
Amount due from related parties, net	$15,198	$-
Amounts due to related parties, current:
– Mr. Alan Nan Wu (ii)	$-	$5,114
– Al Ataa (see Note 8 PIPE escrow account for details)	18,863	3,863
– Shenzhen Yinghehuicheng	662	681
– Tianjin Tuoda (iv)	-	4
– Vision Path (v)	4,782	-
Amounts due to related parties, non-current:
– Vision Path (v)	-	4,922
Total	$24,307	$14,584

(i)	In 2022, My Car paid loan and expenses on behalf of the Group totaled $5.5 million, which were interest-free and repayable on demand, and the Group repaid $5.8 million. The Group provided loan to My Car of $1.5 million which was transferred to Mr. Nan Wu from My Car, as a result, the balance of amounts due from My Car as of December 31, 2023 and 2022 was nil.

(ii)	In 2022, Mr. Nan Wu paid loan and expenses on behalf of the Group totaled $3.8 million, net off the expenses the Group paid for Mr. Nan Wu. Mr. Nan Wu also provided interest-free loans of $2.9 million to the Group for ordinary operations in 2022, which was repayable on demand. In 2023, the Group repaid US$4.6 million to Mr. Alan Nan Wu.

(iii)	In 2021, Magic provided short-term loans totaled US$6.6 million to the Group, at an interest rate of 12% per annum. In 2022, Mr. Alan Nan Wu repaid loan in full on behalf of the Group to Magic.

(iv)

In 2018 and 2019, the Group provided several short-term interest-free loans totaled $5.7 million to Tianjin Tuoda to support Tianjin Tuoda’s normal operations, which was repayable on demand. During 2020, the Group provided petty cash of $131,148 to Tianjin Tuoda, offset by expenses paid by Tianjin Tuoda of $122,844 on behalf of the Group. In 2021 and May 2022, Tianjin Tuoda repaid the outstanding loan in full.

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

During the six months ended June 30, 2023, the Group provided interest-free loans totaled US$1.6 million to Tianjin Tuoda to support its normal operations, which was repayable on demand. In June 2023, the Group’s claim on Tianjin Tuoda was transferred to Mr. Alan Nan Wu, resulting in the balance of amounts due from Tianjin Tuoda was nil, and the balance of amounts due from Mr. Alan Nan Wu was US$320 as of June 30, 2023. In the second half of 2023, the Group continued to provide a series interest-free loans amounting to $15.7 million to Tianjin Tuoda to support its normal operations.

(v)	In August 2022, Vision Path, the Group and Hainan Union Management Co., Ltd (“Hainan Union”) entered into a share transfer agreement. Under the agreement, Vision Path would sell its shares of the Group to Hainan Union with an amount of US$5.0 million and provided the amount to the Group as an interest-free loan for two years to support the Group’s normal operations. Among them, US$3.0 million would be due on August 24, 2024 and the rest would be due on September 27, 2024. As of the date the issuance of the consolidated financial statements, the amount is due and the Group does not make any payment to Vision Path. The Group provided a guarantee with joint liability of Vision Path’s contingent repayment, and the guarantee is expired and the Group has not made any payment to Hainan Union on behalf of Vision Path as of the issuance date of the consolidated financial statements. See Note 24 Commitments and contingencies for details.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

23. RESTRICTED NET ASSETS

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

As a result of these PRC laws and regulations, the Group’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of December 31, 2023 and 2022, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s subsidiaries, that are included in the Group’s consolidated net assets were approximately $107.5 million and $40.0 million.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

24. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is, from time to time, subject to claims and disputes arising in the normal course of business. In the opinion of the management, while the outcome of any such claims and disputes cannot be predicted with certainty, its ultimate liability in connection with these matters is not expected to have a material adverse effect on the Group’s results of operations.

Through the issuance date of this report, Tianjin Geological Engineering Survey and Design Institute Co., Limited filed proceedings with the Group, see Note 25 Subsequent events for details. Except for the above and Jinghong Dispute, the Group is not aware of any pending or threatened claims and litigation as of December 31, 2023 and through the issuance date of these consolidated financial statements.

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

On May 21, 2019, Jinghong and Tianqi Group entered into an updated cooperation agreement (the “2019 Cooperation Agreement”), the purpose of which was partly to amend and restate some of the material terms of the 2018 Cooperation Agreement, under which Tianqi Group agreed to cooperate with Jinghong in the field of NEVs through a newly-established joint venture after Jinghong acquires the equity interest of Meiya Automobile. Under the same agreement, Tianqi Group agreed that after Jinghong signed an equity transfer agreement with Tianjin Benefo to acquire the 100% equity interest of Meiya Automobile (the “Equity Transfer Agreement”), Tianqi Group shall pay Jinghong the equity transfer price of RMB97 million and assume other obligations of Meiya Automobile. Moreover, Tianqi Group agreed to be held liable for Jinghong’s breach of certain provisions under the Equity Transfer Agreement if such breach resulted from Tianqi Group’s failure to pay the equity transfer price of RMB97 million to Jinghong under the 2019 Cooperation Agreement. To the knowledge of Tianqi Group, Jinghong has acquired 100% equity of Meiya Automobile under the Equity Transfer Agreement.

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

As of December 31, 2022, the Group’s management believes that the allegations in the aforementioned lawsuit lack merit, because there was a termination notice issued by Jinghong on April 14, 2021. As of December 31, 2021 and 2022, the Group considered the possibility of the Group to bear the obligation of the payments Jinghong requested was remote, and no liabilities was accrued.

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

There was a verdict on July 20, 2023 that the Group was ordered to bear the following obligation: (a) equity transfer consideration of RMB97.4 million, (b) disbursement of RMB55.1 million, (c) accrued interest based on the total amount of RMB152.5 million at the loan prime rate of People’s Bank of China for the period from May 18, 2022 to the date Tianjin Group settle the payment, and (d) the litigation fee and all other relevant expenses of RMB0.8 million. Tianqi Group raised a counterclaim to the court, and a final judgement was rendered on November 1, 2023, which upheld the original judgement of the first instance on July 20, 2023. Such obligation was reflected as other income (expenses), net on the consolidated financial statements.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

24. COMMITMENTS AND CONTINGENCIES (cont.)

Loop Capital Dispute

On May 3, 2023, a winding up petition was brought by Loop Capital Markets LLC (“Loop Capital”) against ICONIQ before Cayman Grand Court, claiming a total amount of US$10.1 million and 2 million warrants pursuant to an engagement letter dated February 11, 2022. On June 16, 2023, the court ordered a halt in proceedings, directing to pursue mediation and/or arbitration. On September 6, 2023, Loop Capital initiated an arbitration, and the Company participated in the process on September 19, 2023 to proceed with the arbitration. The Company’s management believes that the allegations by Loop Capital were without merit, and the Company intends to vigorously defend the action. As of December 31, 2023, the Group considered the possibility of the Group to bear the obligation of this payments Loop Capital requested is less likely than not.

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

As of December 31, 2022, as market value of the Pledged Shares could cover the shortfall of 200% of US$5 million, the management considers the possibility of the Group to bear the loss contingency is remote, and no liabilities was accrued. As of December 31, 2023 and in the thereafter up to the issuance date of the consolidated financial statements, the guarantee is expired and the Group has not made any payment to Hainan Union on behalf of Vision Path.

Puluo Debt

During 2018, Tianqi Group entered into a series of agreements with Taizhou Puluo New Energy Automobile Equity Investment Enterprise (Limited Partnership) (“Puluo”) and had received several loans from Puluo totaled RMB1.088 billion (approximately US$150.0 million) which was to be repaid in full as of December 31, 2018 (the “Puluo Debts”).

In December 2021, to settle the Puluo Debts, Tianqi Group entered into a series of supplemental agreements (the “New Agreements”) with Puluo, Guozhong Tianhong Asset Management (Tianjin) Co., LTD (“Guozhong Tianhong”), and Tianjin Tuoda. Under the New Agreements, Guozhong Tianhong acquired the Puluo Debts from Puluo, resulting in a payment obligation of RMB1.088 billion by Tianqi Group to Guozhong Tianhong, as well as a payment obligation of RMB1.088 billion by Guozhong Tianhong to Puluo. On the same day, Guozhong Tianhong converted its RMB1.088 billion credit due from Tianqi Group into 10.625% of equity shares of Tianqi Group.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

24. COMMITMENTS AND CONTINGENCIES (cont.)

According to the New Agreements, in the event that the Group fails to obtain approval from the SEC and complete a business combination before December 31, 2022, Guozhong Tianhong is obligated to transfer both the Puluo Debts and its equity interest of Tianqi Group to Tianjin Tuoda. Subsequently, on January 1, 2023, Tianjin Tuoda would assume responsibility for repaying the Puluo Debts to Puluo while also acquiring the equity interests of Tianqi Group. However, the consummation of a business combination before December 31, 2022 would require Guozhong Tianhong to pay back Puluo Debts in two installments within a period of two years from the date of the business combination. Additionally, within this same timeframe following completion of the business combination, Tianjin Tuoda will make two installment payments towards indemnifying Puluo (referred to as “Indemnification”). On November 11, 2022, the Company consummated the business combination with East Stone.

According to the New Agreements, the Group assumes joint and several liability (the “Joint and Several Liability”) for both the repayment of the Puluo Debts and the Indemnification from Guozhong Tianhong or Tianjin Tuoda (the “Co-obligator”) to Puluo. Additionaly, Mr. Alan Nan Wu assumes joint and several liability for the repayment of the Indemnification from Tianjin Tuoda to Puluo.

In 2022, eight shareholders of the Group signed letters of support to demonstrate their commitment to providing financial support to Tianjin Tuoda for its indebtedness in the event that the Group fails to complete a business combination, as well as assuming joint and several liability of the Group for the repayment of both the Puluo Debts and the Indemnification. In 2023, (i) two shareholders of the Group signed letters of support to commit their financial support to Tianjin Tuoda and Guozhong Tianhong for the indebtedness, as well as assuming the joint and several liability for the repayment of both the Puluo Debts and the Indemnification, and (ii) Guozhong Tianhong signed a letter to commit its repayment of the debt to Puluo based on its holdings of NWTN ordinary shares (collectively, the “Shareholders’ Support”).

As of December 31, 2021, 2022 and 2023, the Puluo Debts payable by Guozhong Tianhong were US$170.7 million, US$157.7 million and US$153.2 million, and the Indemnification payable by Tianjin Tuoda were US$68.1 million, US$68.7 million and US$71.7 million, respectively.

The management assessed the Joint and Several Liability in accordance with ASC 405-40. As of December 31, 2021, 2022 and 2023, considering that the arrangement did not specify the Company’s payment obligations, no additional payments are anticipated on behalf of the co-obligator with the Shareholders’ Support. Consequently, no liability was recognized as of December 31, 2021, 2022 and 2023.

Investment commitments

The Group is obligated to invest into Hainan Union an amount of US$5 million by November 11, 2024, pursuant to an agreement signed in August 2022 with Hainan Union. As of December 31, 2023, the investment commitment was not reflected in the financial statements. As of the issuance date of the consolidated financial statements, the Group has not made any investment into Hainan Union.

25. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements, except for the events mentioned below, the Company did not identify any subsequent events with material financial impact on the Company’s consolidated financial statements.

Execution of a Vehicle Sales Contract and Final Settlement

In November 2023, the Group entered into a sales contract with a customer for the sale of 200 vehicles, with a total contract value of approximately US$9.6 million. The customer was to settle the payment through instalments over a four-year period.

In November 2024, following further negotiations, the parties agreed to a revised settlement under which the customer would make a one-time final payment of approximately US$0.8 million, with the remaining outstanding balance to be waived. As this agreement was concluded after the reporting date, no adjustment was made to the 2023 consolidated financial statements.

As part of its normal credit risk assessment process in 2023, and in accordance with the expected credit loss model under ASC 326, the Group recognized a provision of approximately US$4.1 million, reflecting the portion of the receivable that was considered unrecoverable based on conditions known as of the reporting date. A further impairment was subsequently recorded in 2024 to reflect the terms of the final settlement. As of the date of issuance of the consolidated financial statements, the US$0.8 million payment has been received in full.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

25. SUBSEQUENT EVENTS (cont.)

Discontinuation of Rabdan Brand

In March 2024, the Company was orally informed by a representative of the UAE authority, who oversees the trademark use of the Rabdan brand for vehicles, to refrain from producing any vehicles under the Rabdan brand, as the authority intended to create a premium automotive product line using the Rabdan moniker. The Company immediately suspended new orders of Rabdan branded vehicles and engaged in discussions for collaborations with Rabdan Motors LLC, an entity set up by the UAE authority to develop a premium automotive product line under Rabdan brand.

In June 2024, the Company was notified by the same representative to refrain from selling any Rabdan branded vehicles within the UAE. Since that time, the Company has commenced the re-badging of approximately 320 vehicles held in inventory from the Rabdan brand to its own brand and has sold most of those re-branded vehicles.

In response to the discontinuance of the Rabdan branded vehicles, the Company has reduced its workforce by approximately 222 employees and contractors from January 2024 to March 2025.

The Company has been actively exploring new partnerships in new regions, including potential investment from OEM manufacturers in China. However, the Company may not find alternative partners on favorable terms or maintain its existing strategic cooperation relationships with its business partners. If the Company is unable to introduce or manage new and existing brands and models of vehicles that customers recognize as valuable, the Company may fail to retain and attract customers and its operating results may be further adversely affected.

Construction Dispute

On January 9, 2025, Tianjin Geological Engineering Survey and Design Institute Co., Limited. (“Tianjin Geological Engineering”) filed proceedings with us involving in a construction survey contract dispute. Tianjin Geological Engineering is claiming unpaid survey fees and accrued interest totaling US$87 thousand. The Group considered the possibility of the Group to bear the obligation of this survey fees is less likely than not as at the date of the Company’s consolidated financial statements issuance.

Joint Venture with W Motors

On January 14, 2025, the Company entered into a Joint Venture Agreement (the “JV Agreement”) with W Motors to establish a joint venture company (the “JV Company”) to engage in the businesses of automobile modification and customizations, vehicle distribution, sale of after-sales auto parts and provision of car services.

The JV Agreement outlines the structure and operations of the new JV Company. Pursuant to the JV Agreement, NWTN will hold a majority stake of 51% in the JV Company, while W Motors will hold the remaining 49%. As part of their contributions, NWTN will provide intellectual property valued at $100 million, including patents, software, and related technologies. W Motors, on the other hand, will contribute its existing police vehicle and modification business, encompassing market channels, contracts, and equipment, valued at $100 million.

Pursuant to the JV Agreement, the JV Company will have a Board of Directors appointed by both parties, with NWTN appointing the Chairperson and a total of 3 directors (including the Chairperson) and W Motors appointing a total of 2 directors. W Motors will appoint the General Manager of the JV Company, while NWTN and W Motors will jointly nominate the Chief Financial Officer. Financial management of the JV Company will be conducted independently, adhering to applicable accounting standards. Profits will be distributed in proportion to shareholding after deducting taxes and statutory reserves. Both parties will receive quarterly financial reports to ensure transparency and proper oversight.