Form 20-F
period 2024-12-31
NWTN, Inc.
filed 2025-06-10
CIK 1932737

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of December 31, 2024, 36,350,011 Class A ordinary shares and 255,849,682 Class B ordinary shares were issued and outstanding.

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

CERTAIN TERMS AND CONVENTIONS

Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours,” and “NWTN” refer to NWTN Inc., an exempted company incorporated under the laws of the Cayman Islands and the term the “Group” refers to NWTN and it subsidiaries. In this annual report:

“$,” “USD,” “US$” and “U.S. dollar” each refers to the United States dollar.

“Amended and Restated Memorandum and Articles of Association” means the second amended and restated memorandum and articles of association of NWTN, dated March 17, 2023.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of April 15, 2022, as amended as of September 28, 2022, by and among NWTN, East Stone, ICONIQ, Muse Merger Sub I Limited, Muse Merger Sub II Limited and Navy Sail International Limited.

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

v

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

We are in the development of a product portfolio of electric vehicles (“EVs”). We also define them as the SPVs, including MUSE and other models of our vehicles, which are planned to be equipped with autonomous driving technology and digital connectivity through collaboration with strategic partners. The vehicles provide a unique insight into our design DNA and will help to anchor our brand’s market positioning as we progressively launch the SPVs. We envision each of the SPVs to be a vehicle enhanced with perception, reasoning and actuating devices that enhance the riding experience. Moreover, by partnering with automotive engineering service providers (“ESPs”), we have adopted an asset-light manufacturing model which we believe allows us to lower our initial capital expenditures and ramp up the production and commercialization of our products efficiently. We are also exploring opportunities with new partners to enhance product features and/or to develop new models that can leverage economy of scale from our existing product platforms and technologies, which will help to attract external resources, reinforce our brand and generate additional revenue. See “Item 4. Information on the Company – B. Business Overview — Manufacturing — Our asset-light manufacturing mode.”

We believe that in recent years, the demand growth in the global passenger vehicle markets will be fueled by increases in per capita income, adoption of electric vehicles and significant advancement in technologies, such as advanced driver assistance system (“ADAS”). We believe we are well-positioned to compete in the EV markets in the world because of (i) our core technologies focus on providing a passenger-centric experience which grant us competitive edges over our rivals and (ii) technology and production support through our strategic partnerships with globally leading technology providers and reputable automotive ESPs. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our ability to generate positive cash flow is uncertain, as customers may cancel or delay orders.”

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

Our Major Products

NWTN aims to be a pioneering of green energy industry, to provide global users with high-end passenger-centered electric vehicle products and green energy solution.

MUSE is planned to be a full-sized SPV which serves as our brand marquee model, with services to offer comprehensive passenger experience and level 2.5 autonomous driving technology, which was developed based on an advanced EV platform. In 2019, we and W Motors Automotive Group Holding Limited (“W Motors”) unveiled the Seven SPV, which was the predecessor of MUSE, as a collaborative project with a global community of automotive experts and visionaries. Since 2022, we have transformed the Seven SPV concept into MUSE to serve as a brand shaper for us. MUSE is planned to have several advanced features, including (i) innovative appearance with 1.42 meter high ingress and egress, which provides better passenger experience; (ii) luxurious interior with front swivel seat, double large screens and independent operating system, AI-NAS; (iii) holistic experience with multiple riding modes of work, health, meeting, entertainment and relaxation; and (iv) smart navigation with adaptability for future autonomous driving technology. We believe that, unlike certain other multi-purpose vehicles (“MPVs”) on the market, MUSE pays more attention to the passengers, and will perform better in terms of comfort, intelligence and personalized services. At the same time, we plan to cooperate with reputable suppliers to provide a top-notch riding experience that meets modern-day travel needs of both corporate and family customers.

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

As of the date of this annual report, the JV Company has not yet been formally established. Upon formation, the Company will evaluate the appropriate accounting treatment for its investment in the JV Company in accordance with ASC 323 Investments – Equity Method and Joint Ventures. This evaluation will consider whether the investment should be accounted for under the equity method or consolidated, based on the final governance structure and the degree of control the Company is determined to have.

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

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

Implications of Being a Foreign Private Issuer

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are applicable to “foreign private issuers,” and under those requirements we file reports with the Securities and Exchange Commission (the “SEC”). As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to shareholders of U.S. domestic reporting companies. We intend to continue to take advantage of the exemptions available to us as a foreign private issuer during and after the period we qualify as an emerging growth company.

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

Holding Company Structure

NWTN is a holding company incorporated in the Cayman Islands with its headquarters in Dubai, UAE. ICONIQ Holding Limited (“ICONIQ”), a Cayman Islands exempted company and NWTN’s wholly-owned subsidiary, conducts its operations through ICONIQ Green Technology FZCO (“ICONIQ Green”), as well as various subsidiaries in Dubai and the PRC. Investments in NWTN’s securities are not purchases of equity securities of these operating subsidiaries in the UAE or Mainland China but instead are purchases of equity securities of a Cayman Islands holding company with no material operations of its own. This holding company structure involves unique risks to investors.

As a result of our corporate structure, our ability to pay dividends depends upon dividends paid by our subsidiaries in the UAE and Mainland China. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to NWTN.

As of the date hereof, neither ICONIQ nor any of its subsidiaries have made any dividends or distributions to their parent companies or any investor, and there has been no transfer of cash among ICONIQ and its subsidiaries. Two wholly-owned subsidiaries of ICONIQ, namely ICONIQ Green, which is based in the UAE, and ICONIQ (Tianjin) Investment Co., Ltd., which is based in the PRC, have paid for expenses related to the business combination (the “Business Combination”) with East Stone Acquisition Corporation (“East Stone”), as contemplated by certain Business Combination Agreement, dated as of April 15, 2022, as amended as of September 28, 2022 (the “Business Combination Agreement”) and certain of the ICONIQ group’s operating costs. Such expense payments were treated as intercompany loans and have been settled post-Business Combination. We believe such amounts to be one-off payments by our subsidiaries, which will not be incurred again. Save as disclosed above, we currently do not have a specific timetable on when to settle the amounts owed within the Company and plan to distribute cash dividends after we become profitable. See page F-2 of the audited historical consolidated financial statements included elsewhere in this annual report for additional information on the amount of cash balances held as of December 31, 2024 and 2023. Any determination to pay dividends in the future will be at the discretion of NWTN’s board of directors. For our operations in Mainland China, if we intend to distribute dividends from our subsidiaries in Mainland China in the future, such subsidiaries will transfer the dividends to ICONIQ Global Limited, our Hong Kong-incorporated subsidiary which controls all of our operating subsidiaries in Mainland China, in accordance with the laws and regulations of Mainland China, and then the Hong Kong-incorporated subsidiary will transfer the dividends all the way up to NWTN, and the dividends will be distributed from NWTN to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. The cross-border transfer of funds by the subsidiaries in Mainland China under the direct holding structure must be legal and compliant with relevant laws and regulations of Mainland China. In utilizing the proceeds from this Business Combination, as an offshore holding company, NWTN is permitted under laws and regulations in Mainland China to provide funding to our subsidiaries in Mainland China only through loans or capital contributions and to our affiliated entities only through loans, subject to applicable government reporting, registration and approvals. However, loans by NWTN to our subsidiaries in Mainland China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange of China (“SAFE”) and capital contributions to its subsidiaries in Mainland China are subject to the requirement of making necessary registration with competent governmental authorities in the PRC. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Regions in Which We Operate — Mainland China regulation of loans to and direct investment in entities in Mainland China by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of the Business Combination to make loans or additional capital contributions to our subsidiaries in Mainland China, which could adversely affect our liquidity and our ability to fund and expand our business.” We may encounter difficulties in our ability to transfer cash between our subsidiaries in Mainland China and other subsidiaries largely due to various laws and regulations in Mainland China imposed on foreign exchange. However, as long as we are compliant with the procedures for approvals from foreign exchange authorities and banks in Mainland China, subject to compliance with applicable laws and regulations in Mainland China, and with relevant requirements in relation to approval from or filing with foreign exchange authorities in Mainland China having been satisfied, as of the date hereof, the relevant laws and regulations in Mainland China do not set a cap on the explicit amount of funds that the foreign-invested subsidiary of NWTN in Mainland China can transfer to its offshore shareholder. For instance, under the current regulatory regime in Mainland China, after setting aside at least 10% of its after-tax profit as general reserves (until the cumulative amount of such reserves reaches 50% of its registered capital) and subject to any losses from prior fiscal years having been offset, a foreign-invested enterprise in Mainland China may pay dividends out of their accumulated profits, if any, as determined in accordance with Mainland China accounting standards and regulations.

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

●

The Company conducts analysis and outlook on the future market and will introduce some new automotive products and adjusted some of its past ones, which may cause some impacts and challenges to the Company at the market and production levels.

●	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses in our internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

●	Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving. Our vehicles may not perform in line with customer expectations.

●	Our financial statements have been prepared on a going concern basis and we may need to raise additional capital in the future to fund our continued operations.

●	Our ability to generate positive cash flow is uncertain, as customers may cancel or delay orders.

●	Changes in international trade policies, tariffs and treaties affecting imports and exports may have a material adverse effect on our business operations.

●	We may be adversely affected by economic uncertainty and volatility in the market, including as a result of the military conflicts in Ukraine and the Middle East.

●	Our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply could have a material adverse effect on our business, results of operations or financial condition.

●	Our brand and reputation could be harmed by negative publicity or safety concerns regarding its products or the products of our competitors, which could materially and adversely affect our business, results of operations or financial condition.

●	We are dependent upon our relationship with a number of third-party manufacturers and technological partners for the manufacturing of our products and the advancement of our research and development.

●	Any problems or delays in the establishment of new semi-knockdown (“SKD”) vehicle manufacturing bases could negatively affect the production of our vehicles.

●	Our future growth is dependent upon consumers’ willingness to adopt EVs and specifically our vehicles.

●	The global passenger vehicle market is highly competitive, and demand for EVs may be cyclical and volatile. We may not be successful in competing in this industry, which may materially and adversely affect our business, results of operations or financial condition.

●	Changes in government policies that are favorable for EVs or domestically manufactured vehicles in the markets where we intend to sell our vehicles could materially and adversely affect our business, financial condition, results of operations, and prospects.

●	Developments in alternative technologies or improvements in the internal combustion engine (“ICE”) may materially adversely affect the demand for our EVs.

●	Our research and development efforts may not yield expected results.

●	We may be subject to intellectual property infringement claims or other allegations, which may be time-consuming and result in substantial costs and removal of data or technology from our system.

●	Any deterioration in relationships between us and our employees, as well as any work stoppage or similar difficulties, could have a material adverse effect on our business, results of operations or financial condition.

●	Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would materially and adversely affect our business and results of operations.

Risks Relating to the Regions in Which We Operate

●	We face risks associated with our international operations, including unfavorable regulatory, political, trade, tax and labor conditions in the UAE and Mainland China, and if we are unable to effectively manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

●	Because some of our operations are in Mainland China, uncertainties with respect to the PRC legal system and rapid changes in laws and regulations in Mainland China could adversely affect our business.

●	The Chinese government may exercise significant oversight and discretion over the conduct of our business in Mainland China and may intervene in or influence our operations in Mainland China at any time, which could result in a material change in our operations and/or the value of our securities.

●	As some of our operations are conducted in Mainland China, recent regulatory developments in Mainland China, including an intent indicated by the Chinese governmental authorities to exert more oversight and control over offerings that are conducted outside Mainland China and/or foreign investment in Mainland China-based issuers, may subject us to additional regulatory review or otherwise restrict or hinder our ability to offer securities and raise capitals outside Mainland China, all of which could materially and adversely affect our business and cause the value of our securities to significantly decline.

●	It may be difficult to enforce a U.S. judgment against our or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

For a more detailed discussion, see “Item 3. Key Information — D. Risk Factors — Risks Relating to the Regions in Which We Operate.”

Risks Relating to Being a Public Company

●	We will incur increased costs as a result of operating as a public company, and our management devotes substantial time to new compliance initiatives.

●	A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

Risks Relating to Ownership of Our Ordinary Shares

●	Our ability to pay any dividends in the future will depend entirely on distributions from ICONIQ and our other subsidiaries.

●	As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and are permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

●	We are a “controlled company” within the meaning of the Listing Rules of Nasdaq and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	The market price and trading volume of our Class B ordinary shares and warrants may be volatile.

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

In June 2024, we were notified by the same representative to refrain from selling any Rabdan branded vehicles within the UAE. Since that time, we have commenced the re-badging of vehicles held in inventory from the Rabdan brand to our own brand and have those re-branded vehicles.

In connection with the discontinuance of the Rabdan branded vehicles, we initiated a workforce restructuring plan beginning in January 2024. As of December 31, 2024, we had reduced our workforce by approximately 222 employees and recognized severance-related charges totaling approximately USD 1.7 million, which were recorded within general and administrative expenses, selling expenses, and research and development expenses in our consolidated statement of operations for the year then ended.

In the event we may incur additional severance costs in future periods as the restructuring plan progresses, such costs will be recognized in the period in which they become probable and reasonably estimable, in accordance with ASC 420-10.

We have been actively exploring new partnerships in new regions, including potential investment from original equipment manufacturers (“OEMs”) in China. However, we may not find alternative partners on favorable terms or maintain our existing strategic cooperation relationships with our business partners. If we are unable to introduce or manage new and existing brands and models of vehicles that customers recognize as valuable, we may fail to retain and attract customers and our operating results may be further adversely affected.

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

The Company conducts analysis and outlook on the future market and will introduce some new automotive products  and adjusted some of its past ones, which may cause some impacts and challenges to the Company at the market and production levels.

As of the date of this annual report, NWTN has postponed the research and development of supercars and ADA, a mid-sized compact SPV models. We are conducting market analysis and research to explore a shift in focus to autonomous logistics vehicles  and specialty vehicles in the UAE. We believe that these vehicle lines could be more adaptable to future market competition. Although the Company has already reserved corresponding technologies, personnel and resources, it anticipates that it will face some risks and challenges in this market shift:

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

We have identified material weaknesses in our internal control over financial reporting relating to (i) our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of the generally accepted accounting principles in the United States of America (“U.S. GAAP”) and financial reporting requirements set forth by the SEC to address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements, including disclosure notes, in accordance with U.S. GAAP and SEC financial reporting requirements, (ii) our lack of period end financial closing policies and procedures for preparation of consolidated financial statements, including disclosure notes, which are in compliance with U.S. GAAP and relevant SEC financial reporting requirements, (iii) our lack of internal file management procedures and an effective record management system which causes the deficiency in liability recording and cut-off evaluation process, and (iv) our lack of sufficient approval process for expenditures. The deficiency may result in material errors going unnoticed or unauthorized transactions being processed.

In view of the material weaknesses in the Company’s internal control over financial reporting, the Company has hired a qualified financial reporting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements to oversee the accounting closing and financial reporting. The Company has performed additional work to obtain assurance regarding the reliability of its financial statements. However, the Company still has substantial work remaining to remedy these material weaknesses, and the Company is in the process of further developing a remediation plan to address its control deficiencies.

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

The Company’s ability to continue as a going concern is subject to significant uncertainty due to its deteriorating financial condition and lack of executed recovery measures. For the years ended December 31, 2023 and 2022, the Company incurred significant and recurring operating losses and negative cash flows from operating activities of approximately $138.0 million and $178.0 million, respectively. Although the Company generated net cash inflows of US$33.6 million during the year ended December 31, 2024, its cash and cash equivalents declined significantly to approximately US$0.1 million as of December 31, 2024, compared to US$23.2 million as of December 31, 2023. Additionally, the Company reported an accumulated deficit of approximately US$737.0 million as of December 31, 2024, as compared to US$564.5 million as of December 31, 2023.

The Company remains highly dependent on securing external financing to sustain its operations, with no assurance that additional capital will be available on acceptable terms, or in sufficient amounts, if at all. In addition, unresolved litigation exposures and guarantee obligations create further contingent demands on its limited liquidity. The Company’s commercial prospects and operational outlook have been materially weakened by the discontinuation of its Rabdan-branded vehicle line, following regulatory directives from UAE authorities, without the introduction of replacement revenue streams.

While management has intentions to obtain additional financing and reduce expenditures, no definitive agreements have been reached, and no credible pathway to achieving financial stability has been demonstrated. Based on these conditions, and absent the successful execution of a comprehensive restructuring or capital-raising strategy, substantial doubt about the Company’s ability to continue as a going concern has not been alleviated. These matters represent a material business risk, exposing the Company to a heightened likelihood of financial distress, restructuring, or liquidation.

We may in the future need to raise additional funds to meet our capital requirements, and such funds may not be available to us on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations or financial condition and our ability to continue as a going concern.

Our business and future plans are capital-intensive. We will need significant capital to, among other things, conduct research and development, ramp up our production capacity and build up our sales and service network. As we ramp up our production capacity and operations, we may also require significant capital to acquire, construct and maintain our property, plant and equipment and such costs may be greater than anticipated. We expect that our level of capital expenditures will be significantly affected by user demand for our vehicles and other services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We may seek equity or debt financing to finance a portion of our future capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. If we fail to obtain required additional financing to sustain our business before we are able to produce levels of revenue to meet our financial needs, we would need to delay, scale back or eliminate our business plan and may be forced to curtail or discontinue our operations.

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

We had negative cash flow from operating activities of $138.0 million, excluding $45.0 million in an escrow account, and $178.0 million for the years ended December 31, 2023 and 2022, respectively. We had cash inflow of $33.6 million for the year ended December 31, 2024. We had comprehensive loss of $172.5 million, $268.2 million and $40.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. We may continue to have significant negative cash flow from operating and investing activities in the future until we are able to achieve mass production of our vehicles and generate significant revenue, as we expect to incur research and development, general and administrative expenses, and make capital expenditures in our efforts to engage in research and development work and ramp up operations. Such cancelations or delays could materially and adversely affect our ability to generate positive cash flow (which could in turn affect our ability to raise needed capital on reasonable terms), diminish supplier or customer willingness to enter into transactions with us and have other adverse effects that may decrease our long-term viability. There can be no assurance that we will achieve positive cash flow in the near future or at all.

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

Our global operations, manufacturing capabilities, and financial performance face material adverse effects from disruptions in the supply of rare earth elements and neodymium-iron-boron magnets due to China’s export restrictions. These restrictions, effective since April 4, 2025, may impair our ability to source critical components for EV motors, power steering, braking systems, and electronic subsystems, potentially halting production lines, increasing costs, and eroding market competitiveness.

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

Our business and prospects heavily depend on our ability to develop, maintain and strengthen our brand. Our ability to develop, maintain and strengthen our brand will depend heavily on the success of our marketing efforts and our ability to offer high-quality products and services. If product liability incidents happen, whether or not such incidents are our fault, we could be subject to negative publicity, which could quickly proliferate on the internet and harm customer perceptions of, and confidence in, our brand. Additionally, in recent years, we have experienced a number of labor disputes with our employees in the PRC, primarily involving wage arrears, as well as a number of commercial disputes as we and/or our PRC subsidiaries were unable to repay debts and/or account payables to certain creditors and/or vendors due to liquidity issue. See “- We are subject to claims, disputes, lawsuits and other legal and administrative proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse, it could have a material adverse effect on our business, prospects, results of operations or financial condition.” Such disputes and resulting litigation, arbitration and administrative or judicial measures may also harm customer perceptions of, and confidence in, our brand. If we do not develop and maintain a strong brand, we may lose the opportunity to build a critical mass of customers, and our business, prospects, financial condition and operating results will be materially and adversely impacted.

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

Any problems or delays in the establishment of new SKD vehicle manufacturing bases could negatively affect the production of our vehicles.

We may construct additional manufacturing facilities in China or other countries. NWTN Technologies Industries Solo Proprietorship L.L.C. (“NWTN Technologies Industries”), an Abu Dhabi-based industrial and manufacturing company wholly-owned by ICONIQ Green, entered into a lease agreement with Khalifa Economic Zones Abu Dhabi (“KEZAD”) to establish a SKD facility for EV assembly in the UAE to manufacture and market our vehicles in the Middle East, Africa, Southeast Asia and Europe.

The establishment of the new vehicle manufacturing bases in new locations is subject to a number of uncertainties. The commencement of operations in new facilities may be affected by, among other things, availability of funding, progress of construction and installation of production equipment, grant of applicable regulatory approvals, as well as hiring and retention of qualified employees. Any policy change affecting investments in EV manufacturing facilities in general may also have an impact on the establishment of our new vehicle manufacturing bases. There can be no assurance that the new vehicle manufacturing bases will be able to commence operation in accordance with our plan. In addition, we may not be able to successfully ramp and maintain our operation. We must also maintain good working relationships with the relevant partners throughout the term of our cooperation. In addition, upon the commencement of operations of the new vehicle manufacturing bases in these locations, our rental expenses will increase, which could adversely affect our results of operations.

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

We procure components from both domestic and global suppliers, some of which are currently single-source suppliers for certain components. We attempt to mitigate our supply chain risk by qualifying and obtaining components from multiple sources where practicable and maintaining safety stock for certain key components and components with lengthy procurement lead times. However, we may still experience component shortages for our production or the components may not meet our specifications or quality needs. Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of our vehicles may be time-consuming and costly. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is fully qualified by us or we are able to procure the relevant components in sufficient quantities from other existing suppliers. Any failure to timely find alternative component sources may materially delay delivery of our vehicles, which may materially and adversely affect our business and results of operations. The loss of any supplier for any reason, including any export control measures adopted by any foreign country to limit the import of supplies into China, could lead to vehicle design changes, production delays and potential loss of access to important technologies, any of which could result in quality issues, delays and disruptions in deliveries, negative publicity and damage to our brand. If any of such suppliers fails to meet our demand, it may take us significant time, and we may incur significant expenses, to find alternative suppliers and quantify our components. In addition, our suppliers may fail to comply with applicable laws and regulations, or they may be involved in product liability claims or incidents of negative publicity. If any of these incidents occur, customers may also lose confidence in our vehicles that incorporate components from the relevant suppliers, and our reputation, business and results of operations could be adversely affected. Developments that we cannot presently anticipate, such as changes in business conditions or government policies, natural disasters or epidemics, could also affect our suppliers’ ability to deliver components to us in a timely manner.

Any significant increases in our production, such as the launch of a new model or SKD operations, have required and may in the future require us to procure additional components in a short amount of time. Our suppliers may not ultimately be able to sustainably and timely meet our cost, quality and volume needs, requiring us to replace them with other sources. While we believe that we will be able to secure additional or alternative sources of supply for most of our components in a relatively short time frame, there is no assurance that we will be able to do so or develop our own replacements for certain highly customized components. Additionally, we continuously negotiate with existing suppliers to obtain cost reductions and avoid unfavorable changes to terms, seek new and less expensive suppliers for certain parts, and attempt to redesign certain parts to make them less expensive to produce. Our failure to control and reduce supplier costs as well as increases in costs, disruption of supply or shortage of components and materials could materially and adversely affect our business, results of operations or financial condition.

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

We continue aiming to commence mass production of our first full-sized SPV, MUSE, in 2027 and specialty vehicles and autonomous logistics vehicles at the end of 2025. We plan to continuously introduce new models and facelifts to enrich our product portfolio and offer customers more selections. OEMs often experience delays in the design, manufacture and commercial release of new vehicle models. Delays in the launch of new models and new versions may occur for a variety of reasons, such as changes in market conditions, technological challenges, lack of necessary funding, as well as disruptions in our supply chain or manufacturing facilities. To the extent we need to delay the launch of our vehicles, our growth prospects could be adversely affected as we may fail to grow our market share. We also plan to periodically perform facelifts or refresh existing models, which could also be subject to delays. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and technologies used in our vehicles. To the extent our suppliers experience any delays in providing us with or developing necessary components or technologies or experience quality issues, we could experience delays in delivering on our timelines. Any delay in the manufacture and launch of our vehicle models or in performing facelifts to existing models could lead to customer dissatisfaction and materially and adversely affect our reputation, demand for our vehicles, results of operations and growth prospects.

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

The demand for our vehicles and services will highly depend upon the adoption by consumers of EVs in general and our vehicles in particular. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, prices and the competitive landscape, evolving government regulation and industry standards and changing consumer demands and behaviors. Other factors that may influence the adoption of EVs, and specifically our vehicles, include:

●	perceptions about EV quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of EVs, whether or not such vehicles are produced by us or other OEMs;

●	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technologies, such as autonomous driving and lithium battery cells;

●	the limited range over which EVs may be driven on a single battery charge and the speed at which batteries can be charged;

●	the decline of an EV’s range resulting from deterioration over time in the battery’s ability to hold a charge;

●	the availability of other types of EVs, including plug-in hybrid electric vehicles;

●	improvements in the fuel economy of the ICE;

●	the availability of after-sales service for EVs;

●	the environmental consciousness of consumers;

●	access to charging stations, standardization of EV charging systems and consumers’ perceptions about convenience and cost for charging an EV;

●	the availability of tax and other governmental incentives to purchase and operate EVs or future regulation requiring increased use of non-polluting vehicles;

●	perceptions about and the actual cost of alternative fuel; and

●	macroeconomic factors.

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

The global passenger vehicle market is large yet competitive, and we have strategically focused on offering vehicles for the mid- to high-end segment. We directly compete with other pure-play EV companies, especially those targeting the mid- to high-end segment. To a lesser extent, our vehicles also compete with (i) new energy vehicles (“NEVs”), which include EVs, plug-in hybrid electric vehicles, hybrid electric vehicles and fuel cell electric vehicles, and (ii) ICE vehicles in the mid- to high-end segment offered by traditional OEMs. We may also in the future face competition from new entrants that will increase the level of competition. Many of our current and potential competitors, particularly international competitors, have more financial, technical, manufacturing, marketing and other resources than us, and may be able to devote significant resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.

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

As of June 2025, the UAE government has shown strong support for the EV industry, aiming to position itself as a global leader in clean and sustainable mobility. However, some government policies and initiatives, though beneficial in the long term, have inadvertently slowed the pace of development in the sector. For example, the implementation of stringent regulatory frameworks around EV manufacturing and the approval processes for new technologies has caused delays in the rollout of certain projects. Additionally, there have been challenges related to the development of nationwide EV charging infrastructure, with some policies needing further alignment between local and federal authorities. While the UAE’s ambitious goals to reduce carbon emissions and diversify its energy sources remain a priority, these policy gaps have led to temporary slowdowns in the speed of EV adoption and related infrastructure projects, preventing the market from achieving its full potential as quickly as adoption and related infrastructure projects, preventing the market from achieving its full potential as quickly as anticipated.

Developments in alternative technologies or improvements in the ICE may materially adversely affect the demand for our electric vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the ICE, may materially and adversely affect our business and prospects in ways it cannot anticipate. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay its development and introduction of new and enhanced electric vehicles, which could result in the loss of competitiveness of its vehicles, decreased revenue and a loss of market share to competitors.

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

Our vehicles’ battery packs make use of lithium cells. On rare occasions, lithium cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium cells. While our batteries are built with robust safety features and strong thermal management capabilities, there can be no assurance that our batteries will always function safely. If any safety accident occurs with any of our vehicles’ battery pack, we could be subject to lawsuits, product recalls or redesign efforts, all of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium cells for automotive applications or any future incident involving lithium cells, such as a vehicle fire, even if such incident does not involve our vehicles, could seriously harm customers’ confidence in our vehicles.

The autonomous driving technology we seek to develop relies on software and hardware that is highly technical, and if the software or hardware contains errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating the technical limitations in our system, our business, results of operations or financial condition could be materially and adversely affected.

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

Our directors and officers (“D&O”) liability insurance policy expired in November 2023. We purchased a new D&O liability insurance policy in December 2024, which applied retroactively with certain conditions.

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

Protection of proprietary technology, processes, methods and other intellectual property related to us is critical to our business. We rely on patents (including pending patent applications), unpatented proprietary know-how, trade secrets and contractual restrictions to protect our intellectual property and other proprietary rights. For details, see “Business - Intellectual Property.” However, the patent applications that we have filed and may file in the future may not result in patents being issued, and the issuance of a patent may not provide us with sufficient protection with respect to our current and future products or against competitors. It cannot be guaranteed that our procedures and process will absolutely prevent any disclosures that would result in a loss of our confidential information. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantages and a decrease in revenue, which would adversely affect our business, prospects, financial condition and operating results.

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

We have had recent changes of key executive officers, including Chief Executive Officer and Chief Financial Officer, and changes in our board of directors. These changes have resulted, and may result in the future, in changes to our management style, operations, and strategies. Any significant leadership change or senior management transition involves inherent risk and could hinder our strategic planning, business execution and future performance. In particular, this or any future leadership transition may result in a loss of personnel with deep institutional or technical knowledge and changes in business strategy or objectives, and has the potential to disrupt our operations and relationships with employees and customers due to added costs, operational inefficiencies, changes in strategy, decreased employee morale and productivity, and increased turnover. Failure to successfully transition to the new leadership team could affect our ability to attract and retain skilled personnel and may have an adverse effect on our results of operations, business, and financial position.

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

Headquartered in Dubai, our operations are subject to the laws and regulations of the UAE. Any UAE entity must perform the activities in the manner stipulated in the trade license issued by the relevant UAE government authorities or face penalties. Moreover, an automotive manufacturer may face restrictions in selling its vehicles directly in the region unless they are produced in the UAE. We may overcome such restrictions by entering into contract manufacturing and distributorship agreements with W Motors to sell our vehicles in the region. We cannot guarantee if we will be able to enter into new agreements or extend existing agreements with W Motors on terms and conditions acceptable to us. Such agreement with W Motors may also be terminated by mutual consent. If any of these events occurs, we may need to contract with other local contract manufacturers and/or distributors or start to build our own production and distribution capacity in the UAE. There can be no assurance that in such event we would be able to partner with other third parties or build our own production and distribution capacity in the region to meet our needs on acceptable terms or at all. The expense and time required to complete any transition and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, financial condition and prospects.

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

Under the finalized Overseas Issuance and Listing Management Rules (2023), we must complete CSRC filing before initiating any offshore listing process. Failure to comply may result in penalties including fines up to RMB 10 million, revocation of business licenses, or criminal sanctions for management. Compliance requires disclosing material contracts, data security protocols, and VIE structures (if applicable). As of 2025, all filings are processed electronically via the Overseas Listing Filing Management System.

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

The 2024 Foreign Investment Negative List eliminates most manufacturing restrictions. However, ancillary services (e.g., data processing) may require sector-specific approvals. National security reviews under the Foreign Investment Law could still apply to investments in sensitive infrastructure linked to our supply chain.

China’s M&A Rules and certain other regulations in Mainland China establish complex procedures for some acquisitions of companies in Mainland China by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in Mainland China.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”) and Anti-Monopoly Law of the People’s Republic of China promulgated by the Standing Committee of the NPC which became effective in 2008 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that SAMR be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a domestic enterprise in Mainland China or a foreign company with substantial operations in Mainland China, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve national security, the examination on national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of companies in Mainland China engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

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

To our knowledge, all of ICONIQ’s shareholders have completed SAFE Circular 37 Registration and are in compliance.

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

We are an offshore holding company with some of our operations conducted in Mainland China. We may make loans to our subsidiaries in Mainland China subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in Mainland China. Any loans to our wholly foreign-owned subsidiaries in Mainland China, which are treated as foreign-invested enterprises under laws of Mainland China, are subject to foreign exchange loan registration with the National Development and Reform Commission (the “NDRC”) and SAFE or its local branches. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (1) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (2) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (3) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (4) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

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

NWTN’s corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act (Revised) of the Cayman Islands (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. NWTN is subject to the federal securities laws of the United States. The rights of our shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of NWTN’s directors to NWTN under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less prescriptive body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

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

We may relocate the home jurisdiction of our business or re-domicile or continue out of the Cayman Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction would likely govern all of our material agreements. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Any such reincorporation and the international nature of our business will likely subject us to foreign regulations.

Risks Relating to Being a Public Company

We will incur increased costs as a result of operating as a public company, and our management devotes substantial time to new compliance initiatives.

We are a public company subject to reporting requirements in the United States, and it incurs significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain D&O liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to, among other things, general market and economic conditions. An active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business conditions and the release of our financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on the New York Stock Exchange, Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

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

On January 9, 2025, the board of directors of the Company appointed (i) Elizabeth Ching Yee Chung as a member of the Board, as chairperson of the audit committee and as a member of the compensation committee; (ii) Benjamin Bin Zhai as a member of the board and as chairperson of the compensation committee; (iii) Jin He as a member of the Board, as a member of the audit committee and as a member of the compensation committee; (iv) Joseph Levinson as a member of the Board and as a member of the audit committee; and (v) Jinming Dong as Chief Financial Officer of the Company. With the appointments of Ms. Chung and Messrs. He and Levinson to the Board’s audit committee on January 9, 2025, the Company believes that it has regained compliance with the audit committee requirements in Nasdaq Listing Rule 5605(c)(2).

On February 24, 2025, the Panel issued its decision on the Company’s appeal, granting the Company’s request for continued listing until May 12, 2025 while the Company seeks to regain compliance with the aforementioned deficiencies, subject to the Company meeting certain compliance milestones.

The Company filed its 2023 Annual Report on April 28, 2025 and its interim report for the six months ended June 30, 2024 on May 12, 2025. On May 19, 2025, the Company received a letter from the Panel informing the Company that it had regained compliance with the requirements set forth in Nasdaq Listing Rules 5250(c)(1) (the “Periodic Filing Rule”), 5250(c)(2), and 5605(c)(2), and in application of Nasdaq Listing Rule 5815(d)(4)(B), the Company will be subject to a mandatory Panel monitoring period of one year from May 19, 2025 (the “Mandatory Panel Monitor”). If, within that one-year monitoring period, the Staff finds the Company again out of compliance with the Periodic Filing Rule, the Staff will issue a delisting determination and notice and the Company will not be permitted to provide the Staff with a plan of compliance, nor will the Staff will be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the Company be afforded an applicable cure or compliance period pursuant to Nasdaq Listing Rule 5810(c)(3).

On May 21, 2025, the Company received a delisting determination letter, informing the Company that in accordance with the Mandatory Panel Monitor, as a result of the Company’s failure to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”) with the SEC and comply with the Periodic Filing Rule, the Company’s securities will be delisted from Nasdaq (the “2025 Delisting Determination”). Unless the Company requests an appeal of the delisting determination by May 28, 2025, trading of the Company’s ordinary shares and warrants will be suspended at the opening of business on May 30, 2025 and a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on Nasdaq.

On May 28, 2025, the Company requested a hearing to appeal the 2025 Delisting Determination and an extended stay of the trading suspension until a Hearings Panel has rendered a decision on such appeal. The Company is working diligently to file the 2024 Annual Report as soon as practicable, however there can be no assurance that the Company will be able to regain compliance with the Periodic Filing Rule or will otherwise maintain compliance with other Nasdaq listing criteria. There can be no assurance that the Hearings Panel will grant the Company’s request for continued listing or stay the suspension of the Company’s securities. On May 28, 2025, the Company issued a press release announcing its receipt of the 2025 Delisting Determination.

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

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination (the “Closing”), (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

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

In addition to being a foreign private issuer, we are a “controlled company” as defined under the Listing Rules of Nasdaq, because Alan Nan Wu, our Executive Chairman, is able to exercise 78% of the aggregate voting power of our total issued and outstanding shares. For as long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. For additional information regarding the corporate governance practices that we intend to follow in lieu of Nasdaq requirements, see the section of this annual report entitled “- The market price and trading volume of our Class B ordinary shares and warrants may be volatile.”

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

Alan Nan Wu, through Muse Limited, a company incorporated in the British Virgin Islands (“Muse Limited”), owns 100% of our Class A ordinary shares and 172,427 of our Class B ordinary shares, which represent approximately 78% of the voting interests of NWTN. For so long as he holds at least a majority of the voting interests of NWTN, Alan Nan Wu will have the ability, through our board of directors, to significantly influence decision-making with respect to our business direction and policies. Matters over which Alan Nan Wu may, directly or indirectly, exercise significant influence include: (i) the election of members of our board of directors; (ii) business combinations and other merger transactions requiring shareholder approval, including proposed transactions that would result in our shareholders receiving a premium price for their shares; and (iii) amendments of our Amended and Restated Memorandum and Articles of Association or increases or decreases in the size of our board of directors. Even if Alan Nan Wu’s voting interests fall below a majority, he may continue to be able to strongly influence our decisions. In addition, such concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class B ordinary shares.

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

In connection with the Business Combination, NWTN agreed to register for resale on Form F-1 (i) the ordinary shares, which have been exchanged for, or which shall be issued upon exercise of the other NWTN securities that were exchanged for securities of East Stone underlying the private placement units that were issued concurrently with the East Stone’s initial public offering, (ii) the ordinary shares issued to the shareholders of ICONIQ as consideration in connection with the consummation of the Business Combination, and (iii) all the ordinary shares issued or to be issued upon conversion of certain convertible notes and equity investment, subject to certain conditions,, no later than sixty (60) business days after the closing date of the Business Combination (the “Closing Date”), and to use its reasonable efforts to cause such resale registration statement to become effective on or before one hundred twenty (120) days after the Closing.

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

As of the date of this report, the resale of the above-described securities have not been registered. The registration of these securities, once completed, will permit the public resale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class B ordinary shares post-Business Combination.

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

Establishment of Dubai Global Headquarters

We trace our history back to 2014 when our predecessor entity was incorporated in Dubai, the UAE. After expanding into China in 2016 to utilize its supply chain, manufacturing capabilities and market opportunities, on March 22, 2022, we established our global headquarters in Dubai to reinforce our heritage from the Middle East as well as our vision to offer “passenger-centric” SPVs on a global scale. Our presence in the Middle East enables us to look both “East and West” to pursue our global growth ambitions. As of December 31, 2024:

●	our Dubai headquarters’ business scope covered science and technology consultancy, innovation and artificial intelligence (“AI”) research and consultancy, as well as automobile engineering services;

●	our Dubai headquarters entity, ICONIQ Green, controls all of our UAE operating subsidiaries and through its wholly owned subsidiary ICONIQ Motors Limited, controls those in Mainland China;

●	our senior management have signed employment contracts with our Dubai headquarters entity; and

●	we had transferred over 60 patent rights and were in the process of assigning nearly 40 procurement contracts with our key suppliers from our Mainland China operating subsidiaries to our Dubai headquarters entity.

Jinhua Investment

On June 6, 2022, ICONIQ signed an investment agreement with the Jinhua Development Partner. Such agreement was terminated and ICONIQ and the Jinhua Development Partner entered into a new investment agreement on August 15, 2022 (the “Jinhua Investment Agreement”). In connection with ICONIQ’s cooperation with the Jinhua Government and as contemplated by the Jinhua Investment Agreement, on June 15, 2022, East Stone and NWTN entered into a Subscription Agreement with one of the private placement investors in the Business Combination (the “June PIPE Investor”), pursuant to which the NWTN agreed to issue and sell to the June PIPE Investor certain ordinary shares of the NWTN for an aggregate purchase price of $200 million (the “June PIPE”). The June PIPE was consummated simultaneously with the Closing of the Business Combination. The June PIPE Investor directly, and the Jinhua Government indirectly, owns 19,493,177 Class B ordinary shares post-Business Combination, which amounts to 1.82% of voting power in NWTN at the time of the Business Combination.

Establishment of SKD Facility in Abu Dhabi

In September 2022, NWTN Technologies Industries, an Abu Dhabi-based industrial and manufacturing company wholly-owned by ICONIQ Green, finalized an agreed form of lease agreement with KEZAD to establish a SKD facility for EV assembly in the UAE to manufacture and market our vehicles in the Middle East, Africa, Southeast Asia and Europe. As part of AD Ports Group’s Economic Cities & Free Zones, we believe KEZAD offers unique advantages, including extensive size, world-class infrastructure, free zone and domestic industrial zone solutions, dedicated investor support, tax-free environment with competitive operating costs and strategic location with access to regional and international markets. The KEZAD assembly facility is our first facility in the UAE. The facility will enable us to conduct SKD production with a greater proportion of software and hardware localization and upgrades to meet the local market needs.

We have leased an area of approximately 25,000 square meters, effective from October 1, 2022, for a term of five years. We may also terminate the lease by serving six months’ written notice upon meeting certain conditions set out in the lease agreement. This facility in KEZAD currently operates as a manufacturing, research and development, vehicle testing and logistics facility with an annual capacity of 5,000 to 10,000 units for the assembly of SKD EVs. We plan to expand its capacity to 50,000 units annually to support the production of our SPVs, including MUSE and our other models.

The Company completed the construction of its electric vehicle assembly facility in KEZAD at the end of 2022 and obtained production and sales licenses from Abu Dhabi Emirate in early 2023. Subsequently, the KEZAD plant received certifications of ISO 9001, ISO 14001, and ISO 45001. During the year ended December 31, 2024, the Company delivered 373 vehicles.

Consummation of the Business Combination

On November 11, 2022, NWTN, East Stone and ICONIQ consummated the Business Combination. As a result of the Business Combination, NWTN currently owns 100% of the outstanding ordinary shares of ICONIQ.

Additionally, pursuant to certain Subscription Agreements with the private placement investors (the “PIPE Investors”), the PIPE Investors received an aggregate of 38,986,354 Class B ordinary shares for a purchase price at $10.26 per share for an aggregate purchase price of $400 million.

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

Our company entered into a Vehicle Sales Contract with the Target on August 14, 2023, under which we procured 1,200 Hengchi vehicles from Target, for a total contract value of USD 30 million and RMB 200 million (net of tax). Although we fulfilled our payment obligations in a timely manner, Evergrande New Energy failed to deliver the vehicles, thus constituting a breach of contract.

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

In the September 29, 2023 Letter, NWTN informed Target that the recent developments with the Evergrande Group described above had caused the conditions precedent to Fund Provider’s obligation to fund the second and third tranches of the Transitional Support Amount to not be satisfied. Therefore, the Fund Provider was not obligated, and did not pay, any of the second and third tranches.

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

Loan and Pledge

On September 7, 2023, Alan Nan Wu, the Executive Chairman of NWTN, ICONIQ Green, NWTN Automobile Cars Trading LLC, a wholly-owned subsidiary of ICONIQ Green (“NWTN Automobile,” together with Mr. Wu and ICONIQ Green, the “Borrowers”), and ICONIC Investment One SPV RSC Ltd (the “Lender”) entered into a loan agreement (the “Loan Agreement”). Pursuant to the Loan Agreement, the Borrowers agreed to procure a loan of USD 30 million from the Lender (the “Loan”) with an annualized interest of 10% for a period beginning on the date of Loan Agreement and ending on the date that the loan is fully repaid, which is due no later than three months from the date of release of the full loan amount.

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

W Motors Transaction

On December 28, 2023, NWTN entered into a binding term sheet (the “Term Sheet”) with W Motors. Pursuant to the Term Sheet, NWTN agreed to issue (i) 308,171 Class B ordinary shares to W Motors in settlement of certain outstanding invoices from W Motors and (ii) 2,070,000 restricted Class B ordinary shares to W Motors in exchange for 107,646 restricted ordinary shares of W Motors, which is equivalent to 5% equity interest of W Motors based on a pre-transaction valuation of W Motors of $315,761,800. Under the Term Sheet, W Motors is entitled to certain registration rights and NWTN is entitled to appoint one director to W Motor’s board of directors. This transaction was completed in 2024.

Rabdan Discontinuation

The Company has developed its major product line of Rabdan branded vehicles, including the Rabdan One model, which was the first NEV awarded a “Made in the Emirates” certificate in the UAE. The Company has marketed three Rabdan models, Rabdan One, Rabdan Five (which was discontinued shortly upon the launch) and Rabdan Seven, to its customers, each of which have been jointly developed by the Company and its partners in China. The Company holds registered trademarks for Rabdan One and Rabdan Seven in the UAE. In the fiscal years ended December 31, 2024, 2023 and 2022, the Company assembled and delivered approximately 889 Rabdan-branded vehicles to its customers.

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

In June 2024, the Company was notified by the same representative to refrain from selling any Rabdan branded vehicles within the UAE. Since that time, the Company has commenced the re-badging of approximately 320 vehicles held in inventory from the Rabdan brand to the Company’s own brand. The Company has entered into a sales agreement to sell all such re-badged vehicles. At the date of this report, the Company is progressing the vehicle delivery under the sales agreement and collecting the sales proceeds of delivered vehicles and has delivered 198 vehicles under the sales agreement.

In connection with the discontinuance of the Rabdan branded vehicles, we initiated a workforce restructuring plan beginning in January 2024. As of December 31, 2024, we had reduced our workforce by approximately 222 employees and recognized severance-related charges totaling approximately USD 1.7 million, which were recorded within general and administrative expenses, selling expenses, and research and development expenses in our consolidated statement of operations for the year then ended.

In the event we may incur additional severance costs in future periods as the restructuring plan progresses, such costs will be recognized in the period in which they become probable and reasonably estimable, in accordance with ASC 420-10.

Joint Venture with W Motors

On January 14, 2025, the Company entered into the JV Agreement with W Motors to establish a JV Company to engage in the businesses of automobile modification and customizations, vehicle distribution, sale of after-sales auto parts and provision of car services.

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

As of the date of this annual report, the JV Company has not yet been formally established. Upon formation, the Company will evaluate the appropriate accounting treatment for its investment in the JV Company in accordance with ASC 323 Investments – Equity Method and Joint Ventures. This evaluation will consider whether the investment should be accounted for under the equity method or consolidated, based on the final governance structure and the degree of control the Company is determined to have.

B.	Business overview.

Overview

Headquartered in Dubai, UAE, we are an SPV company which strives to offer products that centralize on a “passenger-centric” design philosophy. With a focus on intelligence, comfort and style, we offer innovative vehicle designs that integrate technologies such as digital connectivity and autonomous driving that will deliver outstanding travel experience to passengers. Our long-term mission is to create a passenger-centered ecology through a more enlightened and high-tech way of life with our SPVs being the carrier of such progression.

We are in the development of a product portfolio of EVs, including MUSE, GHIATH and autonomous logistics vehicles. which are planned to be equipped with autonomous driving technology and digital connectivity through collaboration with strategic partners. The vehicle provides a unique insight into our design DNA and will help to anchor our brand’s market positioning as we progressively launch the SPVs. We envision each of the SPVs to be a vehicle enhanced with perception, reasoning and actuating devices that enhance the riding experience. Moreover, by partnering with automotive ESPs, such as W Motors, we have adopted an asset-light manufacturing model which we believe allows us to lower our initial capital expenditures and ramp up the production and commercialization of our products efficiently. We are also exploring opportunities with new partners to enhance product features and/or to develop new models that can leverage economy of scale from our existing product platforms and technologies, which will help to attract external resources, reinforce our brand and generate additional revenue. See “Item 4. Information on the Company – B. Business Overview — Manufacturing — Our asset-light manufacturing model.”

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

Our opportunities for the EV market in the Middle East, China, Europe, Southeast Asia and other regions are primarily driven by the following factors:

●	Technological development — We believe that compared to conventional ICE vehicles in which established automobile powers such as Germany, Japan and the United States have longer development history and own many core technologies, other countries are better positioned to catch up and compete in the field of EVs. Various technological breakthroughs in recent years have aided the development of the EV industry. For example, as the core component of EVs, battery cost is crucial to the control of a vehicle’s cost. Decrease in the volume-weight average cell has reduced and is expected to further reduce the production cost of EVs. Furthermore, as result of recent technological advancement, we believe well-designed EVs could have various potential advantages over ICE vehicles, including potentially better performance figures, such as power, torque and acceleration, as well as potentially higher safety levels, better user experience and reduced maintenance requirements for owners;

●	Government policy support — Based on our observation, many large fuel consuming countries around the world have been taking measures to ensure energy supply security, including goals to reduce carbon emissions and/or achieve carbon neutrality. In the Middle East, in order to reduce reliance on fossil fuels, governments have been adopting policies to promote green transition, including by providing various subsidies to consumers who purchase EVs, strengthening regulations in relation to fuel efficiency and environment as well as incentivizing OEMs on the production of EVs. Moreover, the European Union aims to attain net-zero emissions of greenhouse gases by 2050, according to Frost & Sullivan, and has adopted a number of policies to support zero-emission vehicles, including purchase subsidies and tax exemptions. Additionally, various EU member states have also adopted specific incentive plans for EVs. We believe that these policies, including national EV subsidies and tax incentives, can help promote the technical development of EV and encourage automobile manufacturers to invest in developing EVs. We believe this trend will in turn create opportunities for the entire value chain of car manufacturing, from designers and manufacturers of battery, motor, electric control system in the upstream to charging infrastructure industry and battery recycling in the downstream, including SPV manufacturers such as ourselves; and

●	Changing consumer demands — We believe that in many countries and regions, consumers are incentivized to purchase EVs by a number of favorable government policies. Moreover, we believe consumers across the globe are increasingly conscious about the environmental impacts of the goods they purchase and may favor EVs which can effectively reduce pollution emissions over traditional vehicles as part of a popular and widely advocated sustainable lifestyle. We believe this is likely to increase the demand for and sales of EVs in these markets. Furthermore, with respect to EVs, we believe consumers are becoming less concerned with battery range thanks to the advances in battery size and density, but rather focus on smart functions, passenger experience and driving assistance capabilities.

Competitive Strengths

We believe that competitive strengths that set us apart as a leading SPV company from other EV companies include the following.

Differentiated passenger experience that advocate a unique and personalized lifestyle

“Passenger-centric” is embedded in our product DNA, and we strive to offer our passengers a comprehensive smart mobility experience comprised of comfort, infotainment and personalized services to satisfy the needs of the mid- to high-end segment of corporate and family customers. Such experience will be measured by our products’ interior, safety features, intelligent devices as well as our ability to provide tailored services for each passenger. Our SPVs are designed to minimize motion sickness for the passengers and equipped with multiple passenger vehicle riding modes, including, for example, sporty, comfort and quiet as well as autonomous. These vehicles are designed to sense the physical wellness of a passenger, including pulse, blood pressure and body temperature, and to communicate with personal healthcare providers for advice if and when needed. They can also be facially recognized when stepping into a vehicle, which allows the vehicle to adjust all passenger presets for each individual, including lighting, seat position and seat stiffness. The vehicles are planned to be designed to adapt to the cabin environment and passenger condition as well as proactively turn on the entertainment, shopping and office work systems which are also customized for each passenger. The vehicles are also planned to be designed as a personal concierge who has a storage of the passenger’s favorite locations including restaurants, hotels, pharmacies and other locations, and the vehicle will automatically plan the travel routes based on the purpose, destination and road conditions. Furthermore, we will also ensure the safety of our customers by aiming to design MUSE according to E-NCAP (European New Car Assessment Programme) Five Star and C-NCAP (China New Car Assessment Programme) Five Star standards and equipping them with passenger safety features including AEB (Autonomous Emergency Braking), pre-tension safe-belt and extra airbags.

Redefining EVs with style, ample cabin space and leading technologies

The differentiated passenger experience offered by our vehicles is intended to be supported by our stylistic exterior and interior, cabin space and suite of innovative technologies. Each line of our vehicles is planned to have modern and distinguishing design which appeals to the global customer base who adore esthetics and embrace technology. Moreover, our design for MUSE is planned to have a wheelbase of 3000 mm and a large cabin space which occupies a leading position in the industry, according to Frost & Sullivan.

Furthermore, our SPVs are designed as interconnected electronic device with our proprietary AI-NAS (Artificial Intelligent Networked Appliance System). They are planned to be designed with an innovative new dock, which provides the ultimate environment for hardware and passenger system integration that is optimized for seamless operation. In addition to large and separate high-definition touch screens, high-end audio systems, facial and voice recognition devices and body condition sensors to provide the best-in-class on-board entertainment, shopping and office experiences, our SPVs are planned to carry chassis sensor and motion reverse system to minimize cabin motion as well as seat sensors that can recognize a passenger’s physical conditions. Additionally, our SPVs are expected to support high-speed 5G internet and further enhance passenger experience with our on-board software applications running on AI-NAS. For details, see “— Our Technologies.” The AI-NAS, together with our on-board smart devices, will offer superb passenger experience with various services such as medical, travel, news, financial, social and luxury branding.

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

Growth Strategies

We pursue the following strategies to accomplish our mission. We maintain a dynamic growth framework, conducting periodic strategic reviews, particularly around smart technologies and advanced manufacturing segments, to optimize market positioning and resource allocation. We will proactively refine our approach in response to technological advancements, competitive opportunities, and evolving market demands within our capital and operational constraints.

Work with local governments and global ESP partners to accelerate product development and delivery to market

Our SKD facility in the UAE is designed to complete vehicle assembly and testing for our vehicles in the Middle East markets and to also serve as the primary plant for the UAE SKD facility. We aim to further expand our production capacity in the UAE by cooperating with local government and entities.

We believe our ESP arrangement with W Motors will allow us to lower our initial capital expenditure associated with facility operation. We believe it will also allow us to ramp up production in an efficient manner without dealing with complex labor and capacity management issues. Moreover, we plan to leverage the platform, technology and resource of these partners to accelerate product development.

Build and expand our international market presence

We currently primarily focus on the passenger vehicle markets in the UAE, North Africa and Gulf Cooperation Council countries for the initial launch of our vehicle lines. We are a company with global presence, with our head office and development center located in Dubai. As we validate and execute our business plan, we plan to continue to develop our relationships and explore international expansions in attractive markets, such as the Middle East, Africa, Europe and Southeast Asia. Given our partnership strategy, we believe that we can build the manufacturing and operational networks needed to quickly establish us as a truly global brand. As we expand our presence across these regions, we plan to continuously develop and adopt the latest EV and manufacturing technologies to both localize and upgrade our products.

Work with global fleet providers as a large untapped market for EV growth

We plan to collaborate with and market our vehicles to leading fleet providers in the world, including corporate fleet, rental car service providers and ride-sharing service providers. Currently, we believe passenger EVs are not readily available in the global fleet service markets, as ICE vehicles comprised more than 80% of the total vehicles in the global fleet service markets, according to Frost & Sullivan. We plan to tap into these underserved markets for fleet providers by establishing our own direct sales and servicing network, including retail stores and delivery and servicing centers as on-the-ground outposts to our key fleet provider customers to extend our service coverage in an efficient and effective manner while utilizing an appropriate representation model for each market. We also plan to provide these customers with opportunities to extensively test our vehicles to validate their technology and the economic benefits for the customers. Furthermore, we plan to customize our vehicles for various markets to meet each corporate fleet provider’s differentiated needs. We believe that compelling partnerships with the global fleet providers will provide strong support for our continuous growth globally.

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

SKD Project

Since 2022, NWTN has forged ahead with a strategic partnership with leading mainstream OEMs within Mainland China. This collaboration has been far-reaching but significant, as it has enabled NWTN to secure the exclusive rights for sales and joint development of specific vehicle models in the UAE region.

Boasting robust local manufacturing capabilities in the UAE, NWTN capitalized on this strength. The Company sourced complete sets of new-energy vehicle parts and components from within China. These components were then transported to the UAE. Subsequently, at NWTN Abu Dhabi factory, the relevant vehicle models underwent SKD production.

Since 2023, NWTN has increased the local production of the following vehicle models: NWONE (SUV) and RABDAN ONE (SUV) and RABDAN SEVEN (MPV) in the UAE by virtue of the SKD model.

NWTN plans to shifts its resources and capital to development of MUSE, GHIATH and Astra models.

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

Research and Development

Our R&D efforts are focused on vehicle design, product engineering, manufacturing engineering, intelligent seating design, intelligent network, vehicle body engineering, vehicle safety engineering, data and data security, supply quality engineering, CAD (computer-aided design) and supply chain management. In addition, we plan to work with our ecosystem partners to design and develop a rich portfolio of smart software and hardware. We are in the process of assembling a team of experienced experts and engineers to bring innovative and safe passenger vehicles to market. For the years ended December 31, 2024, 2023 and 2022, we invested $4.5 million, $24.4 million and $15.9 million in R&D activities, respectively, which accounted for 4.6%, 12.2% and 38.7% of our total operating expenses, respectively. We expect to scale up both our in-house R&D and collaboration with external R&D partners in order to enhance and commercialize our products and technologies.

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

For individual customers, we plan to focus on building strong brand recognition and loyalty among our target demographics. We believe these customers pursue technological innovation, enjoy beautiful and intelligent design and yearn for an exclusive and luxurious life journey. We seek to reach mobile-internet savvy middle-class customers via endorsements from their key opinion leaders (KOLs). We also plan to offer fully-digitalized and personalized customer experience from VR showroom to mobile and online product customization, order placement and order tracking, including virtual assembly inspection, home delivery ceremony and owners’ club. Moreover, we plan to pursue selective co-branding with global luxury partners.

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

Pricing

We plan to adopt the same pricing strategy globally and price our products based on a variety of factors, such as product positioning, government subsidy policy, competitive landscape, spending patterns of target consumers and production costs.

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

Our vehicle electrical systems are planned to be monitored via PLM (product lifecycle management) system and industry 4.0 methodology to allow 100% real-time tracking of aftersales repair and warranty issues. All critical and valuable components are planned to be traceable on every vehicle in service, and we plan to monitor vehicle component quality issues and intervene remotely to prevent failure or initiate a service workshop visit to prevent a customer breakdown. Any major quality issues involving vehicle software is planned to be remedied primarily through updates, coupled with remote diagnosis of vehicles, data analysis, proactive repair of the relevant system to prevent failure and the addition of new features and functions.

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

Manufacturing

Our asset-light manufacturing model

We plan to pursue an asset-light manufacturing model through strategic partnerships.

In the first phase of our collaboration, we cooperate with other partners to design and manufacture MUSE in the manufacturing base in the UAE. The facility is planned to have full EV production capacity including stamping, body, painting, final assembly and battery pack, with a planned annual production capacity of 100,000 vehicles. We, together with other partners such as W Motors and other suppliers, develop all essential parts of MUSE vehicle, including body, interior, exterior, electrical architecture, powertrain, and perform early testing. For details of the contract engineering, see “— Vehicle development and contract engineering process.” Going forward, we plan to further expand our production capacity by cooperating with local governments and entities for SKD operations in the UAE as well as other locations. We have established a SKD facility for EV assembly in the UAE to manufacture and market our vehicles in the Middle East, Africa, Southeast Asia and Europe.

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

Our Suppliers

During the year ended December 31, 2024, our major suppliers mainly included suppliers of lithium, interior and other automotive components. We procure components from both domestic and global suppliers. In our procurement process, we choose suppliers based on a variety of factors, such as technological expertise, product quality, manufacturing capacity, price and market reputation. We continuously seek to optimize our supply chain to improve cost efficiency and control supply chain risks. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our vehicles according to our schedule and at prices, quality levels and volumes acceptable to us.”

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

Logistics and Warehouse

Given that most of our products are still in the development stage, we do not own or lease warehouses at the moment. If and when we commence mass production of our vehicles, we plan to use the logistics and warehouse network of W Motors and our facilities in KEZAD for the delivery of such products to our customers. For aftersales services and support around the world, we plan to utilize appropriate global parts and logistics partners to minimize the impact on our operations during the initial phases of business growth while delivering expected services to our customers and retail partners.

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

Moreover, we seek to cooperate with leading big data and cloud computing service suppliers to provide highly-effective data processing and safety services to further enhance the security of customer data. MUSE is planned to carry the AI-NAS system, which is equipped with a firewall that separates a vehicle’s entertainment system from its operation control system to ensure the safety of passengers. We are not aware of any material data leakage or security breach incidents during the year ended December 31, 2024. See “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our business generates and processes a large amount of data, and we are required to comply with laws and regulations in jurisdictions relating to data privacy and security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

Intellectual Property

Our intellectual property rights are importantly valuable to our business. We rely on a combination of intellectual property laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. As of the date of this annual report, we have 190 trademarks registered in Mainland China. We have applied for trademark registration of our corporate and product logos in Mainland China and other countries and regions. As of the date of this annual report, we also have 96 patents and 77 patent applications in Mainland China, the United States and the EU. Such patents and patent applications relate to automobile design and technologies and two domain names, nwtnmotors.com and iconiqmotors.com. Furthermore, as of December 31, 2024, we had transferred over 60 patent rights from our PRC operating subsidiaries to our Dubai headquarters. We plan to leverage our asset-light strategy to focus more investment into the development of our intellectual property to support our passenger-centric strategy. For details, see “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — We rely on patents (including pending patent applications), unpatented proprietary know-how, trade secrets and contractual restrictions to protect some of our intellectual and other proprietary rights. Failure to adequately protect, enforce or otherwise obtain sufficient coverage of intellectual and other proprietary rights may undermine our competitive position and could materially and adversely affect our business, prospects, results of operations or financial condition.”

Under our planned business model, all core vehicle intellectual property rights will belong exclusively to us. Any third-party services we utilize during the design phase are planned to be contractually obliged to ensure that any off-the-shelf technology adopted is free of intellectual property licensing fees or encumbrances. As of the date of this annual report, we have not been sued by any third party for infringement of intellectual property rights and we were unaware of any threatened material proceedings or claims against us relating to intellectual property rights. See “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — We may be subject to intellectual property infringement claims or other allegations, which may be time-consuming and result in substantial costs and removal of data or technology from our system.”

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

Corporate social responsibility

We are subject to various laws and regulations in respect of occupational health and safety, and are committed to complying with such regulatory requirements, preventing and reducing hazards and risks associated with our operation, and ensuring the health and safety of our employees and surrounding communities. During the year ended December 31, 2024, we had no material accidents in the course of our operation and we were unaware of any material claims for personal or property damages in connection with health and occupational safety.

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

Yizhong Dispute

In December 2016 and February 2017, Tianjin Yizhong Jinshajiang Equity Investment Fund Partnership (“Yizhong”, Tianjin Tuoda Enterprise Management Service Co., Ltd. (“Tianjin Tuoda”) and Tianjin Tianqi Group Co., Ltd (“Tianqi Group”), our subsidiary, entered into two convertible debt contracts, under which Yizhong agreed to provide loans of $15.7 million (RMB 100 million) and $2.3 million (RMB 15 million) in cash respectively to Tianqi Group with an annual interest rate of 8% and a convertible term of one year. Yizhong could convert the principal without accrued interest into equity interest of Tianqi Group within one year from the date of signing the contracts. $15.7 million and $2.3 million were paid to Tianqi Group on December 27, 2016 and February 3, 2017, respectively. If Yizhong does not exercise the exchange right when the convertible term expires, Yizhong has the right to ask for Tianqi Group to pay the unpaid principal and interests accrued till the actual repayment date. As Yizhong did not exercise the debt-to-equity swap, Tianqi Group treated the $18.0 million principal in total as liability and continually accrued interest expense with an annual rate of 8% per year since the principal injection date.

Yizhong requested repayment from Tianqi Group on January 29, 2019 for repayment with no satisfactory response. On September 13, 2021, Yizhong filed an arbitration application to the China International Economic and Trade Arbitration Commission (the “CIETAC”), claiming that Tianqi Group shall pay $6.8 million (RMB43.5 million) interest accrued from cash injection date to Tianqi Group till August 31, 2021, $23.5 thousand (RMB0.2 million) legal fees, few other fees related to the lawsuit, and Tianqi Group shall bear the arbitration fee.

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

Tianqi Group executed the instalment plan and repaid the accrued interests and part of the legal fees in the amount of US$6.1 million (RMB 41.4 million) for the year ended December 31, 2022. During 2023, Tianqi Group repaid in the amount of US$7.9 million (RMB56.0 million) according to the instalment plan, leaving a total of US$8.5 million (RMB60.0 million) in debt obligations to Yizhong outstanding. Accordingly, the Company accrued default interests of US$1.7 million and US$3.6 million as interest expense, net in 2024 and 2023. As of the date of this annual report, the outstanding balance remains US$13.4 million.

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

As of August 23, 2023, the Tianjin Municipal People’s Court has ruled to terminate the current execution of the case.

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

Loop Capital Dispute

On May 3, 2023, a winding up petition was brought by Loop Capital Markets LLC (“Loop Capital”) against ICONIQ before Cayman Grand Court (the “Loop Capital Petition”), claiming a total amount of US$10.1 million and warrants totaling 2 million units pursuant to an engagement letter dated February 11, 2022. The dispute was concluded in January 2025 and the Company was ordered by the arbitrator to pay a total of US$14.7 million to settle all claims and counterclaims.

Tiancheng Dispute

In January 2023, NWTN (Zhejiang) Motors Limited (“NWTN Zhejiang”), a subsidiary of the Company, invited the Tiancheng Coating System Changzhou Co., Ltd. (“Tiancheng”) to bid for the coating production line project, specifying technical requirements and payment terms. Tiancheng submitted bids, including a final offer of RMB296.8 million, and was orally notified of winning the bid in February 2023. Tiancheng fulfilled design obligations, completing over 4,200 drawings and achieving the second payment milestone (60% of the contract value) after sign-offs in April 2023. NWTN Zhejiang delayed contract signing and refused to pay the total amount plus interest of RMB94.7 million. Tiancheng argues a factual contract existed under Chinese law, citing bid documents, acceptance of performance, and legal precedents. The lawsuit demanding contract payment, interest, and litigation costs, filed on February 4, 2024. As of December 31, 2024, the Company considered to bear the obligation of this payments of RMB47.4 million (US$6.5 million), half of the total claimed amount.

Xingjing Dispute

Xingjing (Guangzhou) Technology Co., Ltd. (“Xingjing”) alleged that after signing a RMB2.6 million system development service contract in June 2023, NWTN Zhejiang paid only the first 30% installment but defaulted on subsequent payments totaling RMB2.1 million, including principal, liquidated damages, and legal fees. Xingjing claimed to have fulfilled deliverables for the second and third payment stages. Through court mediation on April 29, 2025, the parties agreed that NWTN Zhejiang would pay RMB1.7 million by September 30, 2025.

Longchuang Dispute

In January 2025, Shanghai Longchuang Automotive Design Co., Ltd. (“Longchuang”) filed a lawsuit against NWTN Zhejiang alleging a contract dispute over unpaid project fees. Longchuang claimed the NWTN Zhejiang owed RMB0.9 million for multiple agreements signed during June to November 2023, covering mold development and sample parts supply for vehicle models. After mediation on March 24, 2025, the parties reached a settlement that NWTN Zhejiang agreed to pay RMB0.9 million in three installments by September 30, 2025, November 30, 2025 and December 15, 2025.

Employee Disputes

As of December 31, 2024, a total of 2 employees had filed an arbitration against the Company, among whom, 2 had formally terminated the employment relationship with the Company. Settlement agreements were entered with those employees in 2022 and 2023. In April 2023, two employees filed four arbitrations against the Company claiming employee benefits of $0.4 million. In April 2023, two employees filed four arbitration cases against the Company claiming employee benefits of $0.4 million. In August 2023, the Company and the employees reached a settlement with payment of US$0.17M per the final rewards of the arbitrations.

Compliance

During the year ended December 31, 2024, we had experienced the following non-compliance incidents:

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

In 2024, we continuously communicated with Guozhong to complete the business license registration as soon as possible.

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

C. Organizational structure.

Please refer to “Item 4. Information on the Company – A. History and Development of the Company – Corporate Structure.”

D. Property, plants and equipment.

Our global headquarters is located in Dubai, UAE, which is responsible for the designing and development of our vehicle products as well as marketing. We also have other corporate offices, covering research and development, production preparation, and mid-to-back office operations. As of December 31, 2024, we did not own any premises, and utilized the facilities under operating leases. Our workspaces totaled more than 25,600 rentable square meters as of December 31, 2024, including factory, offices, storages and vehicle display spaces. Given our asset-light business model, we believe that our facility arrangements are adequate to meet our current needs.

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

Financial expenses

Financial expenses represent the financial expenses accrued for PIPE Investor.

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

	For the years ended December 31,
	2024	2023	2022
	(In USD in thousands)
Net revenue	$11,995	$37,333	$-
Cost of revenues	(9,327)	(49,014)	-
Gross profit	2,668	(11,681)	-
Operating expenses:
General and administrative expenses	(90,956)	(168,971)	(23,590)
Selling expenses	(2,609)	(6,908)	(1,557)
Research and development expenses	(4,479)	(24,434)	(15,900)
Total operating expenses	(98,044)	(200,313)	(41,047)
Loss from operations	(95,376)	(211,994)	(41,047)
Other loss:
Other (expenses) income, net	(22,840)	(18,482)	267
Interest expenses, net	(2,691)	(3,248)	(37)
Financial expenses	(36,137)	(30,000)	(4,216)
Impairment of property and equipment	-	(3,183)	-
Loss of impairment on investments	(15,918)	-	(2,959)
Changes in fair value of warrant liabilities	236	212	(238)
Investment loss	-	-	(13)
Total other loss	(77,350)	(54,701)	(7,196)
Loss before income tax provision	(172,726)	(266,695)	(48,243)
Income tax provision	-	-	-
Net loss	$(172,726)	$(266,695)	$(48,243)

Year ended December 31, 2024 compared with year ended December 31, 2023

Net Revenue

Our net revenue decreased by US$25.3 million, or 67.9% from US$37.3 million in 2023 to US$12.0 in 2024, primarily due to discontinuation of our Rabdan-branded vehicle line and intense market competition.

Cost of revenues

Our cost of revenues decreased by US$39.7 million, or 81.0% from US$49.0 million in 2023 to US$9.3 in 2024, primarily attributable to the decrease of revenue.

General and administrative expenses

Our general and administrative expenses decreased by US$78.0 million, or 46.2% from US$169.0 million in 2023 to US$91.0 million in 2024, primarily attributable to (i) an decrease of US$19.8 million in allowance for expected credit loss due to our expectation that the corresponding receivables and prepayments would not be recoverable, given the current operating conditions of the company, and (ii) decreases of US$23.3 million, US$19.6 million, US$6.3 million, US$4.1 million and US$1.4 million in share-based compensation expenses, professional services expenses, directors’ and officers’ insurance expenses, business entertainment expenses and rental fees respectively, as a result of downsizing for discontinuation of our Rabdan-branded vehicle line during 2024.

Selling expenses

Our selling expenses significantly decreased by US$4.3 million, or 62.2% from US$6.9 million in 2023 to US$2.6 million in 2024 primarily attributable to our business downsizing in 2024 resulting in the decrease expenses in marketing and promotional activities.

Research and development expenses

Our research and development expenses decreased by US$19.9 million, or 81.7% from US$24.4 million in 2023 to US$4.5 million in 2024, primarily due to lower expenses related to vehicle development, as well as a decrease in R&D related payroll expenses as result of decrease in the number of R&D staffs during the year.

Other (expenses) income, net

Our net other expenses increased by US$4.3 million, or 23.6% from US$18.5 million in 2023 to US$22.8 million in 2024. The fluctuation was mainly contributed to (i) gains of US$3.6 million arising from certain exemption from discrepancies in the enforcement payments following legal proceedings or negotiated settlements expenses and US$1.6 million government subsidies in 2023, (ii) US$22.1 million increased by lawsuit provision for the closed and on-going lawsuits in 2024, and partially offset by (iii) a legal dispute that was resolved in 2023, resulting in a decrease of indemnification charge of US$23.0 million in 2024.

Interest expense, net

Our interest expense, net decreased by US$0.5 million from US$3.2 million in 2023 to US$2.7 million in 2024, primarily attributable to interest income decreased due to decrease of cash in bank, interest expense accrued on our loans from a third party that became overdue since 2023 and remained unpaid during 2024.

Financial expenses

Our financial expenses increased by US$6.1 million from US$30.0 million in 2023 to US$36.1 million in 2024, which was primarily attributable to the 15% guaranteed annual return on a PIPE investment that certain shareholders promised to an investor of the Company and a fund usage fee during 2024. Please see Note 9 PIPE Escrow Account to our consolidated financial statements in this annual report for details.

Loss of impairment on investments

Loss of impairment on investment was US$15.9 million for the year ended December 31, 2024, which was primarily attributable to the full impairment of our long-term investment in W Motors due to the investee’s net liability position.

Net loss

As a result of the foregoing, we had a net loss of US$172.7 million in 2024 and US$266.7 million in 2023.

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

Financial expenses

Our financial expenses increased by US$25.8 million from US$4.2 million in 2022 to US$30.0 million in 2023, which was primarily attributable to the 15% guaranteed annual return on PIPE investment that was promised to the investor by our several shareholders starting from November 2022. Please see Note 9 PIPE Escrow Account to our consolidated financial statements in this annual report for details.

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

United States

Our U.S. subsidiary is subject to statutory U.S. Federal corporate income tax at a rate of 21% for the year ended December 31, 2024 and 2023. There is no related tax provision other than state minimum taxes.

We recognized income tax provision of nil, nil and US$9 for the years ended December 31, 2024, 2023 and 2022, respectively.

We do not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Company may not be used to offset other subsidiaries’ earnings within the Company. Valuation allowance is considered on each individual subsidiary basis. Full valuation allowance had been provided as of December 31, 2024, 2023 and 2022 respectively in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

PIPE ESCROW ACCOUNT

In September 2022, NWTN and Al Ataa Investment LLC (“PIPE Investor” or the “Pledgee”), a company incorporated in Abu Dhabi Global Market entered into a PIPE Subscription Agreement for PIPE Investor investing US$200 million into NWTN. Following the execution of PIPE Subscription Agreement, in September 2022, seven shareholders of ICONIQ (“Pledgor”), and PIPE Investor entered into a cash pledge agreement (the “Cash Pledge Agreement”). The Cash Pledge Agreement shall take effect and shall expire two years from November 14, 2023, the date the Pledgee transfers the full amount of US$200 million into NWTN. Pursuant to the Cash Pledge Agreement, the Pledgor agreed to pledge as following:

(a)	To cover Pledgee’s PIPE investment in NWTN by reimbursing the Pledgee the difference between the sales price of Pledgee’s NWTN stocks in open market and the US$10.26 book value of Pledgee’s holding shares, if the sales price is lower than the US$10.26 book value, for a period of 24 months.

(b)	To award Pledgee’s PIPE investment in NWTN by guaranteeing the Pledgee a minimum 15% annual return on its remaining holding of NWTN shares for a period of 24 months, to be paid on a semi-annual basis. In the event of an investment exit by the Pledgee, any accrued annual 15% return payments must be paid to the Pledgee calculated up to the exit date.

In addition, NWTN, FIRST ABU DHABI BANK PJSC (the “Escrow Agent”), and an affiliate entity of PIPE Investor entered into an Escrow Agreement. Pursuant to the Escrow Agreement, NWTN agreed to open an account (the “Escrow Account”) and credit the sum of US$100 million (the “Escrow Amount”) into the Escrow Account as cash pledge for the disbursements stated in the agreements. Pledgor is the obligator of the following disbursements, if any. In 2022, the Escrow Account was opened in the name of a subsidiary of Al Ataa, and NWTN had disbursed US$100 million into the account, which presented as PIPE escrow account on the consolidated balance sheet for the presented period.

Key terms of Escrow Agreement were as follows:

(a)	Escrow Account is a non-interest-bearing account.

(b)	Escrow Amount would be transferred a minimum 15% annual return to PIPE Investor on PIPE Investor’s holding of NWTN’s ordinary shares for a period of 24 months, to be disbursed on semi-annual basis. In the event of an investment exit by PIPE Investor, any accrued annual 15% return payments must be paid to the PIPE Investor calculated up to the exit date.

(c)	NWTN’s market share price (VWAP of 10 days,1 month, 3 months) and PIPE Investor’s share selling plan for the following 6 months, if any, is to be evaluated on a quarterly basis. At times of market price of NWTN’s shares drop below US$10.26 and the total difference between market price and US$10.26 (plus the shortage to make guaranteed 15%minimum annual return) exceeds the escrow account balance of US$100 million, NWTN should deposit additional funds to make up the difference.

(d)	3 months after (b) above is executed, the escrow account will be reviewed. If the market value of NWTN’s shares has recovered, funds over the needed US$100 million escrow will be redirect back to NWTN’s business operating account.

(e)	Escrow Agent shall release the Escrow Amount and transfer such amount less any amounts which Escrow Agent is entitled to retain to NWTN in 3 business days after November 9, 2024.

In accordance with Codification of Staff Accounting Bulletins Topic 5: Miscellaneous Accounting – T. Accounting for Expenses or Liabilities Paid by Principal Stockholder(s) (SAB 5T), as the Pledgor is obligated to pay the 15% annual return on a semi-annual basis to the Pledgee, which should be reflected as an expense in our financial statements with a corresponding credit to contributed (paid-in) capital. The minimum 15% guaranteed annual return on Al Ataa’s holding shares is recognized as financial expenses during the execution period and the actual disbursements to Al Ataa will be recognized as additional paid-in capital as incurred.

For the years ended December 31, 2024, 2023 and 2022, we incurred financial expenses related to the 15% guaranteed annual return totaling US$26.1 million, US$30.0 million and US$3.9 million, respectively. During 2023 and early 2024, we made advance payments to the PIPE Investor amounting to US$15.0 million and US$45.0 million, respectively, on behalf of the Pledgors. As the Pledgors have not reimbursed us for these payments, we recorded amounts due from the Pledgors of US$15.0 million on August 29, 2023 and US$45.0 million on July 1, 2024, respectively, with corresponding credits to additional paid-in capital, reflecting a deemed capital contribution.

On September 7, 2023, Mr. Alan Wu, the former CEO of us, we, and the investor entered into a loan agreement under which we were permitted to withdraw $30 million from the account for a three-month period. The withdrawn amount bore an annualized interest rate of 10%, which was recognized as an interest expense in 2023.

On July 1, 2024, an addendum was signed to restructure the original loan agreement. Under the revised terms, we agreed to transfer $10 million to the investor, thereby terminating the loan agreement. We considered the $10 million as a fund usage fee and recognized it as a financial expense in 2024.

After evaluating the collectability of these amounts, we recorded a full provision for the amounts due from the Pledgors in 2023 and 2024. See Note 23, Related Party Transactions, for further details.

B. Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. For the years ended December 31, 2023 and 2022, we incurred significant and recurring operating losses and negative cash flows from operating activities of approximately US$138.0 million and US$178.0 million, respectively. Although we generated net cash inflows of US$33.6 million during the year ended December 31, 2024, our cash and cash equivalents declined significantly to approximately US$0.1 million as of December 31, 2024, compared to US$23.2 million as of December 31, 2023. Additionally, we reported an accumulated deficit of approximately US$737.0 million as of December 31, 2024, as compared to US$564.5 million as of December 31, 2023.

In addition to the deteriorating cash position and ongoing losses, we remain dependent on external sources of financing, which may not be available on acceptable terms or in sufficient amounts, if at all. Furthermore, we are exposed to unresolved litigation and guarantee obligations that may further strain its limited financial resources. Subsequent to year end of 2023, the discontinuation of our Rabdan-branded vehicle line following directives from UAE authorities has further weakened our commercial prospects and operational outlook.

While management has disclosed intentions to secure additional financing and reduce expenditures, no definitive arrangements have been executed, and no viable pathway to financial stability has been demonstrated. In light of these conditions and absent the successful execution of a comprehensive restructuring or financing strategy in the near term, we do not appear to have the ability to meet our obligations as they become due within one year after the date the financial statements are issued. Accordingly, substantial doubt about our ability to continue as a going concern is not alleviated.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The following table sets forth a summary of our cash flows for the periods presented.

	For the years ended December 31,
	2024	2023	2022
	(In USD in thousands)
Net cash provided by (used in) operating activities	$33,577	$(138,046)	$(178,012)
Net cash used in investing activities	(656)	(21,229)	(6,835)
Net cash (used in) provided by financing activities	(55,000)	(26,979)	393,210
Effect of exchange rate changes	(24)	(2,366)	3,587
Net (decrease)/increase in cash and cash equivalents	(22,103)	(188,620)	211,950
Cash and cash equivalents and restricted cash, at beginning of the period	23,390	212,010	60
Cash and cash equivalents and restricted cash, at end of the period	$1,287	$23,390	$212,010

Operating Activities

Net cash provided by operating activities was US$33.6 million in 2024, primarily attributable to net loss of US$172.7 million, adjusted for the positive non-cash items of US$145.8 million that primary consisted of: (i) allowance for expected credit loss of US$65.7 million, (ii) financial expenses on PIPE of US$36.1 million, (iii) loss of impairment on investments of US$15.9 million, (iv) lawsuit provision of US$22.1 million; and further adjusted for changes in operating assets and liabilities that have a positive effect on operating cash flow which were consisted primary of: (i) a decrease in PIPE escrow account of US$55.0 million as a result of the execution of several agreements (see Note 9 PIPE Escrow Account to our consolidated financial statements in this annual report for details), (ii) a decrease in inventories of US$28.9 million mainly due to current sales being heavily reliant on historical stock, (iii) an increase in accrued expenses and other current liabilities of US$2.8 million; partially offset by negative factors consisted mainly of (i) a decrease of US$24.3 million in accounts payable as a result of the lower purchase of vehicles and related materials and (ii) a decrease of US$3.0 million in operating lease due to the expiration of certain long-term office leases that were either not renewed or replaced with short-term leases.

Net cash used in operating activities was US$138.0 million in 2023, primarily attributable to net loss of US$266.7 million, adjusted for the positive non-cash items of US$167.1 million that primary consisted of: (i) allowance for expected credit loss of US$85.4 million, (ii) financial expenses on PIPE of US$30.0 million, (iii) share-based compensation of US$23.3 million, (iv) inventory write-downs of US$16.1 million; and further adjusted for changes in operating assets and liabilities that have a negative effect on operating cash flow which were consisted primary of: (i) an increase in accounts receivable of US$6.3 million as we started to generate revenues in 2023, (ii) an increase in prepaid expenses and other current assets of US$54.4 million mainly due to the increased amounts due from export agent in relation to our purchase of vehicles and our investments in Evergrande New Energy, partially offset by positive factors consisted mainly of (i) a decrease of US$15.0 million in PIPE escrow account as a result of the execution of several agreements (see Note 9 PIPE Escrow Account to our consolidated financial statements in this annual report for details), and (ii) a decrease of US$13.8 million in advances to suppliers due to the substantial inventory purchases made at the end of 2022 and throughout 2023.

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

Investing Activities

Net cash used in investing activities was US$0.7 million in 2024, mainly due to loans to related parties of US$0.5 million.

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

Financing Activities

Net cash flows used in financing activities was US$55.0 million in 2024, primarily attributable to payments of US$55 million a PIPE investor for both the 15% guaranteed annual return and a fund usage fee on PIPE investment.

Net cash flows used in financing activities was US$27.0 million in 2023, primarily attributable to payments of US$15 million to a PIPE investor for the 15% guaranteed annual return on PIPE investment and repayments in the total amount of US$12.6 million of loans from a third party and related parties.

Net cash flows provided by financing activities was US$393.2 million in 2022, primarily attributable to proceeds from PIPE of US$400.0 million, loan proceeds from related parties of US$7.4 million, and proceeds from execution of warrants of US$6.7 million, partially offset by payments of offering costs of US$15.1 million and repayments of loan from a third party of US$6.1 million.

Commitments and Contingencies

Lease obligation

The following table sets forth our future minimum lease payments payable under the non-cancellable operating lease with respect to the office and the warehouse as of December 31, 2024 (amounts in US dollars in thousands):

For the years ended December 31,	Amount
2025	$2,510
2026	2,775
2027	2,029
2028	349
Thereafter	-
Total lease payments	7,663
Less: imputed interest	(609)
Total operating lease liabilities, net of interest	$7,054

Contingencies

Through the issuance date of our consolidated financial statements, Tianjin Geological Engineering Survey and Design Institute Co., Limited, Tiancheng Coating System Changzhou Co., Ltd., Anfirui Engineering Technology (Chengdu) Co., Ltd., Shanghai Bishi Human Resources Co., Ltd., Shanghai Xundao New Energy Technology Co., Ltd., and Shanghai Luanming Automobile Technology Co., Ltd. filed proceedings with us. Xingjing (Guangzhou) Technology Co., Ltd., Shanghai Longchuang Automotive Design Co., Ltd., Shanghai Nanyang Wanbang Software Technology Co., Ltd., Shanghai Zhuolun International Logistics Co., Ltd., Hangzhou Yarui Standard Technical Service Co., Ltd. and Shanghai Institute of Mechanical & Electrical Engineering Co., Ltd. reached a settlement with us. Please see Note 25 Commitments and contingencies to our consolidated financial statements in this annual report for details.

Except for the above, we are not aware of any other pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of our consolidated financial statements.

Off-Balance Sheet Commitments and Arrangements

During the years ended December 31, 2024, 2023 and 2022, except as otherwise disclosed in this annual report, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

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

For the years ended December 31, 2024, 2023 and 2022, allowance for expected credit loss made were US$65.7 million, US$85.4 million and nil, respectively.

Inventory write-down

Inventories, consisting of smart electric vehicles purchased by the Group, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand. During the years ended December 31, 2024, 2023, and 2022, the Group recognized inventory write-downs of US$0.9 million, US$16.1 million, and nil, respectively, within cost of revenues.

Provision of income tax and valuation allowance for deferred tax asset

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the financial statements and are recorded as non-current in the consolidated balance sheet. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. Full valuation allowance had been provided as of December 31, 2024, 2023 and 2022 respectively in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax positions or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding directors and our executive officers as of the date of this annual report.

Name	Age	Position

Alan Nan Wu	43	Executive Chairman

Benjanmin Zhai	57	Chief Executive Officer and Executive Director

Jingming Dong	46	Chief Financial Officer

Aaron Huainan Liao	48	Vice Chairman & Executive Global President and Director

Elizabeth Ching Yee Chung	54	Independent Non-Executive Director

Michael S. Cashel	63	Independent Non-Executive Director

Joseph Levinson	48	Independent Non-Executive Director

Alain Batty	73	Independent Non-Executive Director

Jin He	40	Independent Non-Executive Director

Alan Nan Wu has served as our Executive Chairman of our board of directors since the consummation of the Business Combination in November 2022, and served as our Chief Executive Officer from November 2022 to May 2025. Mr. Wu was the founder of ICONIQ and has served as its executive director and CEO since 2016. Mr. Wu resigned as the Chief Executive Officer and continue to serve as the Executive Chairman of the Board on May 13, 2025. His area of experience includes traditional automobiles and electric vehicles. Concurrently with his positions at the Company, Mr. Wu also serves as the legal representative at My Car (Shenzhen) technology Ltd., which is a company that engages in technology development, service, consulting and EV sales, Tianjin Tuoda Management Service Ltd, which is a company that engages in enterprise consulting and service, and ICONIQ (Tianjiin) New Energy Technology Research Institute, which is a company that engages in new energy research and development. Prior to serving as director of ICONIQ Holding Limited, Mr. Wu served as head of China region at J C Horizon Ltd. Mr. Wu earned his bachelor’s degree in 2004 from Kennedy College of Technology in Canada.

Benjamin Bin Zhai has served as our Executive Director since May 2025 and our Chief Executive Officer since May 2025. From January 2025 to May 2025, Mr. Zhai served as an Independent Non-Executive Director of our board of directors and a member and Chairman of the Compensation Committee. He is the founder and Chairman of Hiland International Talent Group. Prior to that, Mr. Zhai has worked in various global and executive roles, including as Chief Executive Officer of Shenzhen Talent Group, Chief Executive Officer (China) of Canoo (GoEV), Global Managing Director of Russell Reynolds Associates, Global Partner of Egon Zehnder, and Principal of A. T. Kearney Management Consultants. He has been serving on the board of directors of DCITS, a fin-tech company listed in Shenzhen Stock Exchange (SZSE: 00555) as an independent director, since 2019. He has been a director of Geto New Material Group (SZSE: 300986) since November 2024. Mr. Zhai graduated from Wuhan University of Science and Technology, Australian National University and Harvard Business School. He is currently undertaking his Doctor of Business Administration study with Hong Kong University and Peking University.

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

Aaron Huainan Liao has served as the Vice Chairman & Executive Global President of the Company since February 2023 and our director since March 2023. Mr. Liao has been the Chief Executive Officer of Shanghai OBS Culture and Technology Co., Ltd., a digital lifestyle service provider, of which the Company owns 20% equity interest, since July 2021. From May 2017 to May 2021, Mr. Liao served as the Managing Director of Youku Animation at Alibaba Media Entertainment Group. From April 2012 to May 2017, he was the Founder and Chief Executive officer of Ample Ideas Picture, a film and television production company. From April 2007 to 2012, he was the Director of Online Entertainment Content at Phoenix TV, a Hong Kong-based television broadcaster. Mr. Liao received his Bachelor of Arts degree in Computer Arts from Academy of Art University and a bachelor’s degree in computer science from the University of Maryland.

Michael S. Cashel has served as an Independent Non-Executive Director of our board of directors since the consummation of the Business Combination in November 2022. Prior to that, he was one of the directors of East Stone from February 2020 to November 2022. He also maintains an LLC named CapMarkets IQ LLC where he has offered management consulting services and houses direct investments since August 5, 2020. Prior to it, he served as a business development executive at the ION Group, a major global Fintech firm, from March 2021 to June 2022 and as the Chief Operating Officer and Chief Compliance Officer of OpenDoor Securities LLC from September 2019 to July 31, 2020. Prior to that, he was a business consultant for State Street from September 2018 to September 2019, and Senior Vice President of Fidelity Trading Ventures from 2012 to 2017, where he led the development of various trading technologies and analytics. Prior to that, he served as Senior Vice President and Head of Equities with Fidelity’s Capital Market Services from 2008 to 2012. Mr. Cashel has previously served in managerial positions at Bear Steans, Harborside Securities, ABN AMRO and Morgan Stanley. Mr. Cashel earned his bachelor’s degree from Saint Lawrence University and is actively licensed in Series 7, 9, 10, 24, 55, 63 and 99.

Alain Batty has served as an Independent Non-Executive Director of our board of directors since the consummation of the Business Combination in November 2022. Mr. Batty has served as a director of SAS OXYMETAL France since December 2014 and the president of SAS BATTY & Assoc. France since March 2012. Mr. Batty earned his DEA in Strategy in 1976 from IAE Aix-en-PROVENCE France.

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

Cash Compensation

In the year ended December 31, 2024, we expensed an aggregate of approximately $4.2 million as salaries, bonuses and fees to our senior officers named in this annual report.

Equity Awards

In the fiscal year ended December 31, 2024, 3,635,001 earnout shares was issued to Muse Limited (a company held by Mr. Alan Nan Wu, Executive Chairman of the Company). Please refer to Note 19 Share-Based Compensation for more details.

Employment Agreements

We have entered into employment agreements with the following executive officers.

Employment Agreement with Benjamin Bin Zhai

On May 9, 2025, the Company through its wholly-own subsidiary, ICONIQ Green and Mr. Zhai entered into an employment contract for Mr. Zhai’s services as the Chief Executive Officer of ICONIQ Green for a term of four years, commencing from May 13, 2025, with a base salary of US$20,000 per month. Mr. Zhai will be granted (i) 5,000,000 restricted Class B ordinary shares of the Company as of May 13, 2025 (the “Initial Grant”) pursuant to the NWTN Inc. 2022 Equity Incentive Plan (the “2022 Plan”) and (ii) up to 3,560,000 restricted Class B ordinary shares of the Company (together with the Initial Grant, the “Grants”) pursuant to the 2022 Plan upon achievement of certain key performance indicator and approval of the Board. 32% of granted shares will vest in a single batch six months after the grant date and the remaining 68% will vest in four equal annual installments of 17% each, with each installment vesting on the anniversary of the grant over four years, subject to Mr. Zhai’s continued service to the Company. However, if the granted shares have not been registered at the vesting date, such vesting date is automatically extended until 10 trading days after the registration of those shares with the Securities and Exchange Commission. Mr. Zhai has agreed to a non-compete and non-solicitation restriction for six months after the termination of the employment contract. The Employment Contact may be terminated by either party within a one-month advance written notice or immediately by ICONIQ Green in the event of Mr. Zhai’s breach of the employment contract or misconduct, negligence or breach of duty or trust. Mr. Zhai is entitled to payments on account of any end of service entitlement in line and payable under the UAE Labour Law 33 of 2021 and any amendments, notifications, and regulations thereof.

Employment Agreement with Alan Nan Wu

On March 1, 2022, Mr. Alan Nan Wu entered into a limited term employment contract with ICONIQ Green Technology FZCO, our wholly-owned subsidiary and Dubai headquarters entity, for Mr. Wu’s services as the Chief Executive Officer and Chairman of ICONIQ Green Technology FZCO for a term of three years from March 1, 2022 to February 28, 2025. Mr. Wu is entitled to wage in accordance with the regulations determined by Ministry of Human Resources & Emiratisation of UAE and participation in our employee stock ownership plan. The employment contract may be terminated by either party with a 30-day advance notice.

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

Cash Compensation

During the fiscal year ended December 31, 2024, no cash compensation was paid to our non-executive directors.

Equity Awards

In the fiscal year ended December 31, 2024, 3,635,001 earnout shares was issued to Muse Limited (the company held by Mr. Alan Nan Wu, Executive Chairman of the Company). Please refer to Note 19 Share-Based Compensation for more details.

C. Board Practices.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors consists of eight members as of the date of this annual report and consisted of four members as of December 31, 2024. Officers are elected by and serve at the discretion of the board of directors.

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

We have established a audit committee, nominating committee, compensation committee and Strategy and Environmental Social and Governance (ESG) Committee. Our directors will adopt a charter for each respective committee. The composition of each committee is set forth below.

Audit Committee

Our audit committee is composed of Elizabeth Ching Yee Chung, Jin He and Joseph Levinson, with Ms. Chung serving as chairperson, as of the date of this annual report. As of December 31, 2024, there was no member on the audit committee. Our board of directors has determined that all such committee members meet the independence requirements under the Nasdaq Listing Rules and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with Nasdaq audit committee requirements, and possesses prior experience sitting in auditing committees of publicly-listed companies. Ms. Chung qualifies as an “audit committee financial expert” as defined in the applicable SEC rules. In arriving at this determination, our board of directors examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Nomination Committee

Our nomination committee is composed of Alain Batty and Michael S. Cashel, with Mr. Batty serving as chairperson, as of the date of this annual report, and was composed of Alain Batty, Alan Nan Wu and Michael S. Cashel, with Mr. Batty serving as chairperson, as of December 31, 2024. The nomination committee is responsible for the assessment of the performance of the board of directors, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues.

Compensation Committee

Our compensation committee is composed of Elizabeth Ching Yee Chung and Jin He, with Mr. He serving as chairperson, as of the date of this annual report. As of December 31, 2024, there was no member on the compensation committee. The compensation committee is responsible for reviewing and making recommendations to the board of directors regarding its compensation policies for our officers and all forms of compensation. The compensation committee also administers our equity-based and incentive compensation plans and makes recommendations to the board of directors about amendments to such plans and the adoption of any new employee incentive compensation plans.

Strategy and Environmental Social and Governance (ESG) Committee

Our Strategy and ESG Committee is composed of Alan Nan Wu, Michael S. Cashel and Alain Batty, with Mr. Wu serving as chairperson, as of the date of this annual report, and was composed of Alan Nan Wu, Michael S. Cashel, Alain Batty, Mark A. Schulz and Xinyue Jasmine Geffner, with Mr. Wu serving as chairperson, as of December 31, 2024. The Strategy and ESG Committee is responsible for reviewing and making recommendations to the board of directors regarding our strategic development, operational management, corporate sustainability, regulatory compliance, as well as environmental social and governance policies for our officers and employees.

Code of Ethics

We have adopted a Code of  Ethics that applies to all of our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

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

D. Employees.

As of December 31, 2024, we had a total of 68 employees. Over 60% of our employees held bachelor degree or above.

As required by regulations in Mainland China, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under laws in Mainland China to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government regulations from time to time. As of December 31, 2024, we had paid full social insurance contributions for certain employees.

E. Share ownership.

The following tables show the beneficial ownership of ordinary shares as of June 9, 2025, by:

●	each person known by NWTN to beneficially own more than 5% of the outstanding ordinary shares;

●	each of NWTN’s named executive officers and directors; and

●	all of NWTN’s named executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of June 9, 2025 through the exercise of any option, conversion or any other right. As of June 9, 2025, there were 292,199,693 ordinary shares issued and outstanding, consisting of 36,350,011 Class A ordinary shares and 255,849,682 Class B ordinary shares. Each Class A ordinary share is convertible into one (1) Class B ordinary share at any time at the option of the holder of such Class A ordinary share. Each Class A ordinary share is entitled to twenty-five (25) votes, while each Class B ordinary share is entitled to one vote.

Unless otherwise noted, the business address of each beneficial owner is c/o ICONIQ Holdings Limited, Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE.

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of June 9, 2025:

Name and Address of Beneficial Owner	Number of Class A Ordinary Shares Beneficially Owned	% of Class	Number of Class B Ordinary Shares Beneficially Owned	% of Class	% of Total Voting Power
Directors and Executive Officers
Alan Nan Wu(1)	36,350,011	100%	172,427	*	78.0%
Benjamin Bin Zhai	—	—	—	—	—
Aaron Huainan Liao	—	—	—	—	—
Michael S. Cashel	—	—	18,000	*	*
Alain Batty	—	—	—	—	—
Mark A. Schulz	—	—	—	—	—
Elizabeth Ching Yee Chung	—	—	—	—	—
Joseph Levinson	—	—	—	—	—
Jin He	—	—	—	—	—
Jinming Dong	—	—	—	—	—
All executive officers and directors as a group	36,350,011	100%	190,427	*	78.0%
Five Percent Holders
Muse Limited(1)	36,350,011	100%	172,427	*	78.0%
ICONIC Investment One	—	—	30,709,249	12.0%	2.6%
Zhejiang Jinhua Jinyi	—	—	19,493,177	7.6%	1.7%
Vision Path Holdings Limited	—	—	26,243,274	10.3%	2.3%

*	Less than 1%.

(1)	Mr. Alan Nan Wu owns 36,350,011Class A ordinary shares and 3,540,284 Class B ordinary shares through Muse Limited, a Cayman Islands company wholly owned by him. The business address of Muse Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands, British Virgin Islands. The business address of Mr. Wu is Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE.

Record Holders

As of June 9, 2025, we had 1 holder of record of our Class A ordinary shares and 38 holders of record of our Class B ordinary shares.  The number of holders of record and the shares they held is based exclusively upon the certified shareholder list provided by our transfer agent and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in the Company.

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

Summary of the 2022 Plan and Implementation Status

The following paragraphs provide a summary of the principal features of the 2022 Plan and its operation. However, this summary is not a complete description of all of the provisions of the 2022 Plan and is qualified in its entirety by the specific language of the 2022 Plan.

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees - E. Share Ownership.”

B.	Related party transactions.

(a) The table below sets forth the related parties and their relationships with the Group:

No.	Name of Related Parties	Relationship
1	ICONIQ (Tianjin) New Energy Technology Research Institute (“ICONIQ Institute”)	Controlled by the Company’s Executive Chairman, Mr. Alan Nan Wu (100%)
2	Magic Minerals Limited (“Magic”)	Shareholder of the Company
3	My Car (Shenzhen) Technology Co., Ltd. (“My Car”)	A company which Mr. Alan Nan Wu held 25.3% and nil equity interest as of June 26, 2023 and June 30, 2023, respectively
4	Shenzhen Yinghehuicheng Investment Center (Limited Partnership) (“Shenzhen Yinghehuicheng”)	A company controlled by a shareholder of the Company, and also a non-controlling shareholder of Tianqi Group
5	Tianjin Tuoda Enterprise Management Service Co., Ltd. (“Tianjin Tuoda”)	A company controlled by a group of shareholders of the Company, and also a non-controlling shareholder of Tianqi Group
6	Mr. Alan Nan Wu	Shareholder and Executive Chairman of the Company
7	Vision Path Holdings Limited (“Vision Path”)	Shareholder of the Company
8	Shanghai OBS Culture and Technology Co., Ltd. (“Shanghai OBS”)	A company in which the Group holds a 20% equity interest. Mr. Aaron Huainan Liao, the Company’s Vice Chairman & Executive Global President, is the Chief Executive Officer of Shanghai OBS.
9	Al Ataa	Shareholder of the Company
10	Muse Limited	A company 100% held by Mr. Alan Nan Wu

(b) The Group had the following significant related party transactions for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
Nature	2024	2023	2022
Expense paid by the related parties on behalf of the Group
– My Car (i)	$-	$-	$(2,451)
– Mr. Alan Nan Wu (ii)	(54)	(53)	(960)
– ICONIQ Institute	-	-	(37)
Expenses paid by the Group on behalf of a related party
– Tianjin Tuoda (iv)	-	-	6,083
Technical service provided by a related party
– Shanghai OBS	-	380	-
Loan proceeds from related parties
– Vision Path (v)	-	-	(5,045)
– Mr. Alan Nan Wu (ii)	-	-	(2,359)
Repayments to related parties
– Tianjin Tuoda (iv)	-	-	7,238
– Mr. Alan Nan Wu (ii)	480	4,658	-
– Magic (iii)	-	-	6,394
– My Car (i)	-	-	5,758
Repayments of Mr.Nan Wu loan by Tianjin Tuoda
– Mr. Alan Nan Wu (ii)	-	1,592	-
Magic loan repaid by related parties on behalf of the Group
– Mr. Alan Nan Wu (ii)	-	-	(3,338)
– My Car (i)	-	-	(3,056)
Recovery of loan to related parties
– Tianjin Tuoda (iv)	-	-	(5,763)
– ICONIQ Institute	-	-	(78)
Commission fee to a related party
– Tianjin Tuoda (iv)	-	-	(13,000)
Loan to a related party
– Shanghai OBS	63	-	-
– Tianjin Tuoda (iv)	-	15,679	-
– My Car (i)	-	-	1,490
The claim on My Car transferred to Mr. Nan Wu
– Mr. Alan Nan Wu (ii)	-	-	(1,490)
Interest expenses of loan from a related party
– Magic (iii)	-	-	(84)
Accrued financial expenses to PIPE Investor
– Al Ataa (see Note 9 PIPE escrow account for details)	(36,137)	(30,000)	(3,863)
Share-based compensation
– Muse Limited (see Note 19 share-based compensation for details)	$-	$23,338	$3,197

(c) The Group had the following related party balances with the related parties mentioned above:

	As of December 31,
	2024	2023
Amounts due from related parties:
– Tianjin Tuoda (iv)	$13,662	$14,045
– Mr. Alan Nan Wu (ii)	1,569	1,153
– Shanghai OBS	62	-
– The Pledgor (see Note 9 PIPE escrow account for details)	60,000	15,000
Subtotal	$75,293	$30,198
Less: Allowance for expected credit loss (see Note 9 PIPE escrow account for details)	(75,293)	(15,000)
Amount due from related parties, net	$-	$15,198

Amounts due to related parties, current:
– Vision Path (v)	$4,651	$4,782
– Shenzhen Yinghehuicheng	644	662
– Al Ataa (see Note 9 PIPE escrow account for details)	-	18,863
Total	$5,295	$24,307

(i)	In 2022, My Car paid loan and expenses on behalf of the Group totaled US$5.5 million, which were interest-free and repayable on demand, and the Group repaid US$5.8 million. The Group provided loan to My Car of US$1.5 million which was transferred to Mr. Nan Wu from My Car, as a result, the balance of amounts due from My Car as of December 31, 2024 and 2023 was nil.

(ii)	In 2022, Mr. Nan Wu paid loan and expenses on behalf of the Group totaled US$3.8 million, net off the expenses the Group paid for Mr. Nan Wu. Mr. Nan Wu also provided interest-free loans of US$2.9 million to the Group for ordinary operations in 2022, which was repayable on demand. In 2023, the Group had repaid the amount in full to Mr. Alan Nan Wu.

(iii)	In 2021, Magic provided short-term loans totaled US$6.6 million to the Group, at an interest rate of 12% per annum. In 2022, Mr. Alan Nan Wu repaid loan in full on behalf of the Group to Magic.

(iv)	In April 2022, Tianjin Tuoda and the Group entered into a financing service agreement that Tianjin Tuoda would provide financing service for a 6.5% commission fee. In 2022, a PIPE amounted to US$200 million wired into the Group as permanent equity, which was associated with Tianjin Tuoda’s financing service. As a result, the commission fee payable to Tianjin Tuoda was US$13 million, which was recognized as additional paid-in capital in the consolidated financial statements.

The Group paid US$6.1 million of expenses on behalf of Tianjin Tuoda, of which US$3,792 remained due to Tianjin Tuoda as of December 31, 2022.

During the six months ended June 30, 2023, the Group provided interest-free loans totaled US$1.6 million to Tianjin Tuoda to support its normal operations, which was repayable on demand. In June 2023, the Group’s claim on Tianjin Tuoda was transferred to Mr. Alan Nan Wu, resulting in the balance of amounts due from Tianjin Tuoda was nil, and the balance of amounts due from Mr. Alan Nan Wu was US$320 as of June 30, 2023. In the second half of 2023, the Group continued to provide a series interest-free loans amounting to US$15.7 million to Tianjin Tuoda to support its normal operations. As of December 31, 2024 and the date the issuance of the consolidated financial statements, the amount remains outstanding.

(v)	In August 2022, Vision Path, the Group and Hainan Union Management Co., Ltd (“Hainan Union”) entered into a share transfer agreement. Under the agreement, Vision Path would sell its shares of the Group to Hainan Union with an amount of US$5.0 million and provided the amount to the Group as an interest-free loan for two years to support the Group’s normal operations. Among them, US$3.0 million would be due on August 24, 2024 and the rest would be due on September 27, 2024. As of December 31, 2024 and the date the issuance of the consolidated financial statements, the amount is due and the Group does not make any payment to Vision Path.

As of December 31, 2024, the Group recorded full credit losses for amounts due from related parties based on the management’ estimation of the collectability.

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

For the years ended December 31, 2024, 2023 and 2022, the Group incurred financial expenses related to the 15% guaranteed annual return totaling US$26.1 million, US$30.0 million and US$3.9 million, respectively. During 2023 and early 2024, the Group made advance payments to the PIPE Investor amounting to US$15.0 million and US$45.0 million, respectively, on behalf of the Pledgors. As the Pledgors have not reimbursed the Group for these payments, the Group recorded amounts due from the Pledgors of US$15.0 million on August 29, 2023 and US$45.0 million on July 1, 2024, respectively, with corresponding credits to additional paid-in capital, reflecting a deemed capital contribution.

Other than those set forth above and those described elsewhere in this annual report, we did not have any other material contracts during the two years immediately preceding the date of this annual report.

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

Pursuant to the Administrative Measures for the Outbound Investment by Enterprises (the “Outbound Investment Measures”), investors making “outbound investments”, which means investment activities to obtain overseas ownership, right of control, business management right, and other related rights and interests by an enterprise located within the territory of Mainland China, shall go through formalities such as obtaining the relevant approval or filing of the outbound investment project, reporting the relevant information, and cooperating with the NDRC in the supervision and inspection over the outbound investment. With regard to outbound investment projects that are not sensitive project stipulated in the Outbound Investment Measures, only filing is required, and a notice of filing would be issued by the NDRC after completion of filing. According to the Administrative Measures on Overseas Investments, Ministry of Commerce (“MOFCOM”) and the local commerce authorities shall be responsible for implementing administration and supervision of overseas investments. Outbound investments not involving sensitive countries, regions or industries are only subject to filing requirement with the MOFCOM, and enterprises carrying out such outbound investments will obtain the Certificate of Overseas Investments of Enterprises issued by the local MOFCOM after completion of filing.

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

We did not recognize any income tax benefit for the years ended December 31, 2024 and 2023.

We do not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Company may not be used to offset other subsidiaries’ earnings within the Company. Valuation allowance is considered on each individual subsidiary basis. Full valuation allowance had been provided as of December 31, 2024 and 2023, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Public and Private Warrants

As of June 9, 2025, there were 12,874,392 outstanding warrants of the Company.   Each warrant (other than the Representative’s Warrants, as defined and described below) represents the right to purchase one-half (1/2) of one Class B ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, until November 14, 2027. No public warrants are exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of such warrants and a current prospectus relating to such ordinary shares. Pursuant to the Amendment to Warrant Agreement that we entered into in connection with the consummation of the Business Combination, a copy of which is filed as Exhibit 10.1 to our Form 6-K filed with the SEC on November 21, 2022, and incorporated herein by reference, NWTN will bear all fees and expenses attendant to registering the securities, other than underwriting commissions, which will be paid for by the holders themselves. Notwithstanding the foregoing, if a registration statement covering the shares issuable upon exercise of such warrants is not effective within a specified period following the Closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period during which we have failed to maintain an effective registration statement, exercise warrants on a cashless basis in the same manner as if we had called the warrants for redemption and required all holders to exercise their warrants on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of our ordinary shares for the ten (10) trading days ending on the trading day prior to the date of exercise. The public warrants will become exercisable on the later of the Closing Date and 12 months from February 24, 2021 and will expire on the fifth (5th) anniversary of the Closing Date.

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

As of December 31, 2024 (the “Evaluation Date”), the Company, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were ineffective due to the existence of a material weakness, which is further described below.

(b)	Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purpose in accordance with U.S. GAAP.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on that evaluation, management concluded that these controls were ineffective at December 31, 2024 due to certain material weaknesses. The material weaknesses identified relate to (i) our Company’s lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements, including disclosure notes, in accordance with U.S. GAAP and SEC financial reporting requirements, (ii) our Company’s lack of period end financial closing policies and procedures for preparation of consolidated financial statements, including disclosure notes, which are in compliance with U.S. GAAP and relevant SEC financial reporting requirements, (iii) our Company’s lack of internal file management procedures and an effective record management system which causes the deficiency in liability recording and cut-off evaluation process, and (iv) our Company’s lack of sufficient approval process for expenditures. The deficiency may result in material errors going unnoticed or unauthorized transactions being processed.

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

Item 16B. Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

Item 16C. Principal Accountant Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Assentsure PAC (“Assentsure”), our independent registered public accounting firm, for the periods indicated.

	December 31, 2024	December 31, 2023
Audit fees	$450,000	$830,000
Total	$450,000	$830,000

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

On January 9, 2025, the audit committee of the Company dismissed Marcum Asia CPAs LLP (“Marcum Asia”) as its independent registered public accounting firm. Marcum Asia’s report on the financial statements for the years end December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle, except for an explanatory paragraph regarding the change in accounting principles. However, as described below, the financial statements on which the report was issued contained errors and should not be relied upon.

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

On January 9, 2025, the audit committee of the Company approved the appointment of AssentSure as the Company’s independent registered public accounting firm for the fiscal years ended December 31, 2023, 2022 and 2021 and interim six-month periods ended June 30, 2024 and 2023, subject to completion of its standard client acceptance procedures. During the two most recent fiscal years and in the subsequent interim period through the appointment of AssentSure, the Company has not consulted with AssentSure with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

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

Item 18. Financial Statements

The consolidated financial statements of NWTN Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to NWTN’s report on Form 6-K filed on March 17, 2023).
2.1	Warrant Agreement, dated as of February 19, 2020, by and between East Stone and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of East Stone’s Form 8-K filed with the SEC on February 25, 2020).
2.2	Amendment to Warrant Agreement, dated as of November 11, 2022 (incorporated by reference to Exhibit 10.1 of NWTN’s report on Form 6-K filed with the SEC on November 21, 2022).
2.3	Specimen Warrant Certificate of NWTN (incorporated by reference to Exhibit 4.5 of NWTN’s registration statement on Form F-4).
2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to NWTN’s Annual Report on Form 20-F filed with the SEC on April 28, 2025).
4.1	Form of Seller Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of NWTN’s report on Form 6-K filed with the SEC on November 21, 2022).
4.2	Founders Registration Rights Agreement Amendment (incorporated by reference to Exhibit 10.3 of NWTN’s report on Form 6-K filed with the SEC on November 21, 2022).
4.3	Form of Non-Competition Agreement (incorporated by reference to Exhibit 10.4 of NWTN’s report on Form 6-K filed with the SEC on November 21, 2022).
4.4	Form of Warehouse and Plot Lease between Abu Dhabi Ports Company PJSC and NWTN Technologies Industries — Sole Proprietorship L.L.C. (incorporated by reference to Exhibit 10.18 of NWTN’s registration statement on Form F-4).
4.5	NWTN Inc. 2022 Equity Incentive Plan (incorporated by reference to Annex G of NWTN’s Form F-4).
4.6	Limited Term Employment Contract, dated March 1, 2022, by and between ICONIQ Green Technology FZCO and Alan Nan Wu (incorporated by reference to Exhibit 4.17 of NWTN’s annual report on Form 20-F filed with the SEC on May 25, 2023).
4.7	Limited Term Employment Contract, dated March 1, 2022, by and between ICONIQ Green Technology FZCO and Howard Shixuan Yu (incorporated by reference to Exhibit 4.19 of NWTN’s annual report on Form 20-F filed with the SEC on May 25, 2023).
4.8	English Translation of Subscription Agreement, dated August 14, 2023, by and among NWTN Inc., China Evergrande New Energy Vehicle Group Limited, China Evergrande Group and Hui Ka Yan (incorporated by reference to Exhibit 99.1 of NWTN’s report on Form 6-K filed with the SEC on August 14, 2023).
4.9	Employment Contract, dated May 9, 2025, by and between ICONIQ Green Technology FZCO and Benjamin Bin Zhai (incorporated by reference to Exhibit 10.1 of NWTN’s report on Form 6-K filed with the SEC on May 14, 2025).
4.10

Joint Venture Agreement, dated January 14, 2025, by and between NWTN Inc. and W Motors Automotive Group Holding Limited (incorporated by reference to Exhibit 10.1 of NWTN’s report on Form 6-K filed with the SEC on January 15, 2025).

8.1	List of subsidiaries of NWTN (incorporated by reference to Exhibit 21.1 of NWTN’s registration statement on Form F-4).
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to NWTN’s Annual Report on Form 20-F filed with the SEC on April 28, 2025).
12.1*	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter of Marcum Asia CPAs LLP, dated January 13, 2025 (incorporated by reference to Exhibit 16.1 of our report on Form 6-K filed with the SEC on January 14, 2025).
97	Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97 to NWTN’s Annual Report on Form 20-F filed with the SEC on April 28, 2025).
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

+	The exhibits and schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K and certain personally identifiable information in this exhibit have also been omitted pursuant to Item 601(a)(6) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NWTN Inc.

By:	/s/ Benjamin Bin Zhai
Benjamin Bin Zhai
Chief Executive Officer

Date: June 10, 2025

NWTN INC.

Assentsure PAC UEN – 201816648N 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648 http://www.assentsure.com.sg

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of NWTN Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NWTN Inc. (the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming that NWTN Inc. (the “Company”) will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring operating losses and has an accumulated deficit of approximately $737.0 million as of December 31, 2024. Although the Company reported positive cash flows from operating activities during 2024, it continued to experience significant financial strain, including a substantial decline in unrestricted cash to approximately $0.1 million at year-end. The Company remains highly dependent on external financing and is also subject to litigation and guarantee obligations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

June 10, 2025

We have served as the Company’s auditor since 2025.

PCAOB ID Number 6783

NWTN INC.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$148	$23,188
Restricted cash	1,139	202
Accounts receivable, net	-	2,339
Advance to suppliers, net	143	471
Inventories, net	2,423	7,770
Prepaid expenses and other current assets, net	28,699	33,702
Amounts due from related parties, net	-	15,198
Total current assets	32,552	82,870

Non-current assets:
Property and equipment, net	2,502	3,197
Intangible assets, net	28	35
Operating lease right-of-use asset, net	6,383	9,230
PIPE escrow account	-	55,000
Long-term investments	-	15,918
Total non-current assets	8,913	83,380

TOTAL ASSETS	$41,465	$166,250

Liabilities
Current liabilities:
Accounts payable	$25,308	$25,114
Advance from customers	85	384
Loans from a third party	13,417	12,019
Warrant liabilities	52	288
Amounts due to related parties	5,295	24,307
Accrued expenses and other current liabilities	56,821	33,115
Lease liabilities, current	2,250	3,014
Total current liabilities	103,228	98,241

Non-current liabilities:
Lease liabilities, non-current	4,804	7,075
Total non-current liabilities	4,804	7,075

TOTAL LIABILITIES	108,032	105,316

Shareholders’ (deficit) equity
Class A Ordinary shares* (par value of US$0.0001 per share; 100,000,000 and 100,000,000 Class A Ordinary Shares authorized, as of December 31, 2024 and December 31, 2023, respectively; 36,350,011 and 36,350,011 Class A Ordinary Shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively)	4	4
Class B Ordinary Shares* (par value of US$0.0001 per share; 400,000,000 and 400,000,000 Class B Ordinary Shares authorized, as of December 31, 2024 and December 31, 2023, respectively; 255,849,682 and 255,849,682 Class B Ordinary Shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively)	26	26
Additional paid-in capital	678,528	633,528
Accumulated deficit	(737,049)	(564,514)
Accumulated other comprehensive loss	(4,105)	(4,294)
NWTN Shareholders’ (deficit) equity	(62,596)	64,750
Non-controlling interests	(3,971)	(3,816)
Total Shareholders’ (deficit) equity	(66,567)	60,934
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	$41,465	$166,250

The accompanying notes are an integral part of these consolidated financial statements.

NWTN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2024	2023	2022
Net revenue	$11,995	$37,333	$-
Cost of revenues	(9,327)	(49,014)	-
Gross profit (loss)	2,668	(11,681)	-

Operating expenses:
General and administrative expenses	(90,956)	(168,971)	(23,590)
Selling expenses	(2,609)	(6,908)	(1,557)
Research and development expenses	(4,479)	(24,434)	(15,900)
Total operating expenses	(98,044)	(200,313)	(41,047)
Loss from operations	(95,376)	(211,994)	(41,047)
Other loss:
Other income (expenses), net	(22,840)	(18,482)	267
Interest expenses, net	(2,691)	(3,248)	(37)
Financial expenses	(36,137)	(30,000)	(4,216)
Impairment of property and equipment	-	(3,183)	-
Loss of impairment on investments	(15,918)	-	(2,959)
Changes in fair value of warrant liabilities	236	212	(238)
Investment loss	-	-	(13)
Total other loss	(77,350)	(54,701)	(7,196)

Loss before income tax provision	(172,726)	(266,695)	(48,243)
Income tax provision	-	-	-
Net loss	$(172,726)	$(266,695)	$(48,243)
Less: Net loss contributed to noncontrolling interests	(191)	(1,401)	(538)
Net loss attributable to NWTN’s shareholders	(172,535)	(265,294)	(47,705)
Other comprehensive loss
Foreign currency translation gain (loss)	225	(1,545)	7,635
Total comprehensive loss	$(172,501)	$(268,240)	$(40,608)
Loss per ordinary share attributable to shareholders
Basic and Diluted	$(0.59)	$(0.92)	$(0.19)
Weighted average number of ordinary shares outstanding
Basic and Diluted	292,199,693	286,806,791	245,883,447

The accompanying notes are an integral part of these consolidated financial statements.

NWTN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares			Subscription	Additional paid-in	Accumulated	Accumulated other comprehensive	Total Company’s (deficit)	Non-controlling	Total shareholders’ (deficit)
	Share	Amount	Share		Amount	receivables	capital	deficit	Loss	equity	interests	equity
Balance as of December 31, 2022	32,715,010	$3	253,470,511		$25	$(576)	$576,820	$(299,220)	$(2,586)	274,466	$(2,578)	$271,888
Net loss	-	-	-		-	-	-	(265,294)	-	(265,294)	(1,401)	(266,695)
Foreign currency translation	-	-	-		-	-	-	-	(1,708)	(1,708)	163	(1,545)
Liabilities obligated by shareholders (Note 9)	-	-	-		-	-	15,000	-	-	15,000	-	15,000
Execution of warrants to ordinary shares	-	-	1,000		-	576	12	-	-	588	-	588
Issuance of ordinary shares	-	-	2,378,171	**	1	-	18,358	-	-	18,359	-	18,359
Share-based compensation	3,635,001	1	-		-	-	23,338	-	-	23,339	-	23,339
Balance as of December 31, 2023	36,350,011	$4	255,849,682		$26	$-	$633,528	$(564,514)	$(4,294)	64,750	$(3,816)	$60,934
Net loss	-	-	-		-	-	-	(172,535)	-	(172,535)	(191)	(172,726)
Foreign currency translation	-	-	-		-	-	-	-	189	189	36	225
Liabilities obligated by shareholders (Note 9)	-	-	-		-	-	45,000	-	-	45,000	-	45,000
Balance as of December 31, 2024	36,350,011	$4	255,849,682		$26	$-	$678,528	$(737,049)	$(4,105)	(62,596)	$(3,971)	$(66,567)

*	Shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.
**	On December 29, 2023, the Company issued 2,378,171 Class B ordinary shares of a par value of US$0.0001 each to W. Motors Automotive Group Holding Limited. See Note 21 for more details

The accompanying notes are an integral part of these consolidated financial statements.

NWTN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(172,726)	$(266,695)	$(48,243)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Depreciation and amortization	775	800	45
Amortization of operating lease right-of-use asset	2,767	2,383	704
Changes in fair value of warrant liabilities	(236)	(212)	238
Investment loss	-	-	13
Loss of impairment on investments	15,918	-	2,959
Impairment of property and equipment	-	3,183	-
Disposal loss of property and equipment	37	-	-
Lawsuit provision	22,143	-	-
Inventory write-downs	890	16,107	-
Allowance for expected credit losses	65,653	85,431	-
Financial expenses on PIPE	36,137	30,000	3,863
Gain from dissolution of a subsidiary	-	90	-
Interests on loans from a third party	1,751	3,578	-
Gain on settlement of loans from a third party	-	-	(658)
Gain on settlement of payables associated with litigations	-	-	(1,053)
Individual income tax expenses of settlement of employee lawsuits	-	-	1,498
Share-based compensation	-	23,338	3,197
Accounts payable exemption treated as capital injection	-	2,440	-
Loss on early termination of operating lease	74	-	-
Changes in assets and liabilities:
Accounts receivable, current	847	(6,269)	-
Advance to supplier	(329)	13,777	(1,476)
Inventories	28,921	2,635	(1,670)
Prepaid expenses and other current assets	715	(54,447)	(11,412)
Accounts receivable, non-current	-	(3,829)	-
Amounts due from/due to related parties	54	53	(11,507)
PIPE escrow account	55,000	15,000	(100,000)
Operating lease	(3,033)	(1,671)	(564)
Accounts payable	(24,255)	(4,134)	(2,456)
Advance from customers	(299)	383	-
Accrued expenses and other current liabilities	2,772	13	(11,490)
Net cash generated from (used in) operating activities	33,577	(138,046)	(178,012)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(160)	(5,509)	(1,207)
Purchases of intangible asset	(17)	(41)	(7)
Proceeds from disposal of property and equipment	63	-	-
Loan to a related party	(542)	(15,679)	(1,490)
Recovery of loan to related parties	-	-	5,841
Loan to a third party	-	-	(7,000)
Purchases of long-term investments	-	-	(2,972)
Net cash used in investing activities	(656)	(21,229)	(6,835)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan proceeds from related parties, current	-	-	2,359
Loan proceeds from related parties, noncurrent	-	-	5,045
Repayments of loan from a related party	-	(4,658)	-
Proceeds from convertible debt	-	-	2,229
Repayments of convertible debt	-	-	(2,229)
Loan proceeds from third parties	-	-	272
Repayments of loan from third parties	-	(7,909)	(6,150)
Payments of offering costs	-	-	(15,076)
Proceeds from issuance of ordinary shares	-	-	3
Cash acquired on reverse recapitalization	-	-	9
Proceeds from PIPE	-	-	400,000
Payments of financial expenses	(55,000)	(15,000)	-
Proceeds from execution of warrants	-	588	6,748
Net cash provided by financing activities	(55,000)	(26,979)	393,210

Effect of exchange rate changes	(24)	(2,366)	3,587

Net (decrease)/increase in cash and cash equivalents	(22,103)	(188,620)	211,950
Cash and cash equivalents and restricted cash, at beginning of the period	23,390	212,010	60
Cash and cash equivalents and restricted cash, at end of the period	$1,287	$23,390	$212,010

SUPPLEMENTAL DISCLOSURE OF NON CASH FLOW INFORMATION:
Repayments of Magic loan by Mr. Nan Wu	$-	$-	$3,338
Repayments of Magic loan by My Car	-	-	3,056
Expenses paid by the Company on behalf of related parties	-	-	6,083
Expenses paid by related parties on behalf of the Company	54	53	3,224
The claim on My Car transferred to Mr. Nan Wu	$-	$-	$1,490

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$10,000	$748	$84

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

The par value of ordinary shares remained US$0.0001, the difference of US$9,513 was adjusted retrospectively as in addition paid-in capital as of December 31, 2022. The consolidated statements of changes in shareholders’ deficit for the years ended December 31, 2022 and 2021 were also adjusted retrospectively to reflect these changes.

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

The shareholders and their respective equity interests in the entities remain similar immediately before and after the capital injection in Tianqi Group. Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a combined basis for all periods to which such entities were under common control (“Reorganization”). Since all of the subsidiaries were under common control for the entirety of the years ended December 31, 2024, 2023 and 2022, the results of these subsidiaries are included in the financial statements for both periods, and the equity has been restated to reflect the change as well.

As of December 31, 2024, the details of the Company’s subsidiaries are as follows.

Name	Date of Incorporation	Place of incorporation	Percentage of ownership	Principal Activities
ICONIQ	March 11, 2021	Cayman Islands	100%	Investment holding
FZCO	March 22, 2022	Dubai	100%	Business management, operations, commercialization
NWTN Technology USA INC.	October 20, 2022	USA	100%	Investment holding
NWTN Automobile Cars Trading Sole Proprietary LLC	February 23, 2023	Dubai	100%	Vehicle wholesale and retail
NWTN Technologies Industries Solo Proprietorship L.L.C.	November 22, 2022	Dubai	100%	Business management, operations, commercialization
ICONIQ Motors Limited	March 24, 2021	British Virgin Islands	100%	Investment holding
ICONIQ Global Limited	April 28, 2021	Hong Kong, PRC	100%	Investment holding
Suez Top Ventures Limited	November 25, 2021	Hong Kong, PRC	100%	Investment holding
ICONIQ (Tianjin) Investment Co. Ltd (“WFOE”)	July 15, 2021	PRC	100%	Investment holding
ICONIQ (Tianjin) Motors Co., Ltd.	August 11, 2021	PRC	100%	Investment holding
NWTN (Zhejiang) Motors Limited (“NWTN Zhejiang”)	June 14, 2022	PRC	100%	Business management, operations, commercialization
NWTN Smart Motors Shenzhen New Technology Limited	December 30, 2022	PRC	100%	Technology development
Tianqi Group	September 5, 2016	PRC	95.88%	Design and technology development
Shanghai Zunyu Automobile Sales Co., Ltd. (“Shanghai Zunyu”)	December 27, 2014	PRC	99.31%	Vehicle wholesale and retail
Shanghai ICONIQ New Energy Development Co., Ltd. (“Shanghai ICONIQ”)	April 25, 2014	PRC	95.88%	Technology development
Tianjin Tianqi New Energy Automobile Co., Ltd. (“Tianjin Tianqi”)	December 7, 2018	PRC	95.88%	Technology development
East Stone	August 9, 2018	BVI	100%	Investment holding

*	In 2023, a subsidiary of the Group was dissolved, see Note 18 for details.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the years ended December 31, 2023 and 2022, the Company incurred significant and recurring operating losses and negative cash flows from operating activities of approximately US$138.0 million and US$178.0 million, respectively. Although the Company generated net cash inflows of US$33.6 million during the year ended December 31, 2024, its cash and cash equivalents declined significantly to approximately US$0.1 million as of December 31, 2024, compared to US$23.2 million as of December 31, 2023. Additionally, the Company reported an accumulated deficit of approximately US$737.0 million as of December 31, 2024, as compared to US$564.5 million as of December 31, 2023.

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

(b) Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, assessment for impairment of long-term investments, long-lived assets and intangible assets, write-down for inventories, allowance for expected credit loss, warrant liabilities, as well as the realization of deferred income tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

(f) Inventories

Inventories, consisting of smart electric vehicles and auto parts and materials purchased by the Group, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand, as well as the aging of inventory.

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

Equity investments without readily determinable fair values

The Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the combined statements of operations and comprehensive loss.

The Group makes assessment of whether an investment is impaired based on the performance and financial position of the investee as well as other evidence of market value at each reporting date.

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

The following table details the fair value measurements of liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of December 31, 2024 and 2023.

	Fair Value Measurement using
	Level 1	Level 2	Level 3	Total fair value
Warrant liabilities:
As of December 31, 2024	$52	$-	$-	$52
As of December 31, 2023	$288	$-	$-	$288

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

During the year ended December 31, 2023, the fair values of the Private Warrants and Representative Warrants previously classified as Level 3 were reclassified to Level 1 within the fair value hierarchy. The reclassification was due to the availability of observable quoted prices in active markets, which replaced the previously used Black-Scholes valuation model based on unobservable inputs as at December 31, 2022. As of December 31, 2024 and 2023, the fair value of the Private Warrants were US$0.03 and US$0.17 per warrant, with an exercise price of US$11.50 per share, and the Representative Warrants were US$0.06 and US$0.33 per warrant, with an exercise price of US$12.00 per share, respectively. The changes for warrant liabilities measured at fair value are as follows:

	Private	Representative
	Warrants	Warrants
Fair value as of December 31, 2021	$-	$-
Acquired from the Business Combination	62	200
Change in fair value	39	199
Fair value as of December 31, 2022	$101	$399
Change in fair value	(43)	(169)
Fair value as of December 31, 2023	$58	$230
Change in fair value	(47)	(189)
Fair value as of December 31, 2024	$11	$41

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

For the years ended December 31, 2024, 2023 and 2022, allowance for expected credit losses made by the Group were shown as follows:

	For the years ended December 31,
	2024	2023	2022
Allowance for expected credit losses for accounts receivable, current	$1,493	$3,937	$-
Allowance for expected credit losses for advance to suppliers	649	42,478	-
Allowance for expected credit losses for prepaid expenses and other current assets	3,016	20,187	-
Allowance for expected credit losses for amounts due from related parties	60,495	15,000	-
Allowance for expected credit losses for accounts receivable, non-current	-	3,829	-
Total	$65,653	$85,431	$-

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

(p) Warranties

The Group provides a one-year manufacturer’s standard warranty on all vehicles sold. The Group accrues a warranty reserve for the vehicles sold by the Group, which includes the Group’s best estimate of the future costs to be incurred in order to repair or replace items under warranties and recalls when identified. These estimates were made based on actual claims incurred to date and an estimate of the nature, frequency and magnitude of future claims with reference made to the past claim history. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the Group’s historical or projected warranty experience may cause material changes to the warranty reserve in the future. The warranty reserve is expected to be incurred within the next 12 months and included within accrued expenses and other liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of cost of sales in the consolidated statements of comprehensive loss.

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

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t) Selling and marketing expenses

Selling and marketing expenses mainly consist of marketing, promotional and advertising expenses. The advertising expenses were US$0.8 million, US$5.7 million and US$0.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

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

(v) Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to US$0.8 million, US$1.8 million and US$0.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($13,700). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group accrued income tax payable of US$9 as of December 31, 2024 and 2023. The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive loss for the years ended December 31, 2024, 2023 and 2022 respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(y) Foreign currency transactions and translations

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in China, Dubai and the United States use their respective currencies Renminbi (“RMB”), United Arab Emirates Dirham (“AED”), and US$ as their functional currencies.

The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the financial expenses in consolidated statements of operations and comprehensive loss.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of December 31,
Balance sheet items, except for equity accounts	2024	2023
US$ against RMB	7.2993	7.0999
US$ against AED	3.6726	3.6738

	For the years ended December 31,
Items in the statements of operations and comprehensive loss, and statements of cash flows	2024	2023	2022
US$ against RMB	7.1957	7.0809	6.7290
US$ against AED	3.6726	3.6843	3.6709

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

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Geographic information

The majority of the Group’s long-lived assets as of December 31, 2024 and 2023, were located in the Mainland China, the United States, the United Arab Emirates. The following table sets forth the disaggregation of the Groups long-lived assets by geographic area:

	As of December 31,
	2024	2023
The United States	$151	$71,141
The United Arab Emirates	6,125	8,602
Mainland China	2,637	3,637
Total	$8,913	$83,380

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

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statement.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Group is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statement.

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

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2023
Accounts receivable, current	$5,333	$6,287
Accounts receivable, non-current	-	3,829
Less: Allowance for expected credit losses, current	(5,333)	(3,948)
Less: Allowance for expected credit losses, non-current	-	(3,829)
Accounts receivable, net	$-	$2,339

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

As of December 31, 2024, the current accounts receivable remained outstanding assessed as uncollectible and a full allowance for expected credit losses had been recognized.

The movement of allowance for credit losses for the years ended December 31, 2024, 2023 and 2022 were as follows:

	For the years ended December 31,
	2024	2023	2022
Balance at the beginning of the period	$7,777	$-	$-
Addition during the period	1,493	7,766	-
Written off during the period	(3,951)	-	-
Effect of exchange rate differences	14	11	-
Balance at the end of the period	$5,333	$7,777	$-

5. ADVANCE TO SUPPLIERS, NET

Advance to suppliers, net consisted of the following:

	As of December 31,
	2024	2023
Advance to suppliers	$43,194	$42,994
Less: Allowance for expected credit losses	(43,051)	(42,523)
Advance to suppliers, net	$143	$471

Advance to suppliers represents prepayments for inventory purchases, which are expected to be settled within the next 12 months.

The movement of allowance for credit losses for the years ended December 31, 2024, 2023 and 2022 were as follows:

	For the years ended December 31,
	2024	2023	2022
Balance at the beginning of the period	$42,523	$-	$-
Addition during the period	1,546	42,478	-
Reversal during the period	(897)	-	-
Effect of exchange rate differences	(121)	45	-
Balance at the end of the period	$43,051	$42,523	$-

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

6. INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,
	2024	2023
Smart electric vehicles	$1,313	$175
Vehicles in production	-	6,545
Auto parts and other materials	1,110	1,050
Total	$2,423	$7,770

During the years ended December 31, 2024, 2023, and 2022, the Group recognized inventory write-downs of US$0.9 million, US$16.1 million, and nil, respectively, within cost of revenues. The write-down in 2024 was primarily due to the estimated net realizable value of the related inventories falling below their carrying cost.

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2024	2023
Amounts due from export agent (i)	$26,810	$28,385
Prepaid expenses (ii)	7,386	12,094
Deductible input VAT (iii)	3,015	2,861
Deposits (iv)	1,572	1,385
Advance to staff	696	770
Loan to third parties (v)	-	7,000
Advance to a third-party individual (vi)	-	1,159
Others	7	230
Less: allowance for expected credit losses	(10,787)	(20,182)
Prepaid expenses and other current assets, net	$28,699	$33,702

The movement of allowance for credit losses for the years ended December 31, 2024, 2023 and 2022 were as follows:

	For the years ended December 31,
	2024	2023	2022
Balance at the beginning of the period	$20,182	$-	$466
Addition during the period	3,016	20,187	-
Reversal during the period	-	-	(321)
Write off during the period	(12,259)	-	(145)
Effect of exchange rate differences	(152)	(5)
Balance at the end of the period	$10,787	$20,182	$-

(i)	In April 2023, NWTN Zhejiang entered into vehicle sales agreements with entities including Jizhida’an (Jinhua) Technology Co., Ltd (hereinafter referred to as “Jizhida’an”). Pursuant to these agreements, the vehicles to be sold would be transferred to export agents (such as China National Vehicles IMP. & EXP. Co., Ltd, hereinafter referred to as “Vehicles IMP. & EXP.”) and then purchased by FZCO through separate vehicle sales agreements. These sales agreements were procedural in nature, in order to facilitate the process of vehicles exportation from Mainland China to the Group’s factory in the UAE. In this regard, the Group did not recognize revenue or cost. In addition, the transaction price would be separately settled under each agreement, therefore, the Group recognized the receivables from Jizhida’an in prepaid expenses and other current assets and payables to Vehicles IMP. & EXP in accounts payable. As of December 31, 2024, the Group recorded expected credit losses for the receivables of US$2.4 million based on the management’ estimation of the collectability of the amounts due from vehicle import and export.

(ii)	Prepaid expenses primarily consisted of directors’ and officers’ insurance expenses to be amortized within a year and prepaid commission expenses for financing and marketing services, advance payment for the potential investment or acquisition as of December 31, 2024 and 2023. As of December 31, 2023, the Group recorded expected credit losses for the prepaid expenses of US$11.2 million based on the management’ estimation of the recoverability, considering the suspension of certain business operations and the uncertainty regarding the ability to reclaim the prepaid expenses. As of December 31, 2024, US$4.1 million of such prepaid expenses were written off based on the management’ estimation of the collectability of the prepaid expenses. Meanwhile, the Group recorded expected credit losses for prepaid expenses of US$7.2 million based on the management’ estimation of the recoverability.

(iii)	Deductible input VAT will be expected to be utilized in the future, and there is no expiry of the deductible input VAT as per the country’s jurisdiction.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS (cont.)

(iv)	Deposits mainly consisted of property rental deposits, car rental deposits and export agent deposits. As of December 31, 2024, the Group recorded expected credit losses of US$0.6 million based on the management’ estimation of the collectability of the deposits.

(v)	In November and December 2022, the Group provided an interest-free loan of US$6.0 million to a third party, and an interest-free loan of US$1.0 million to a shareholder who held a 4.3% equity interests in NWTN could not significantly influence the Group thus was considered as a third party as of December 31, 2023, respectively, for their ordinary operations. These loans would be due in October through December 2023 but extended for up to another 12 months. As of December 31, 2023, the Group recorded expected credit losses for the receivables of US$7.0 million based on the management’ estimation of the collectability of the receivables from the third party. As of December 31, 2024, The Group has fully written off the balance as the Group believes the balance is unlikely to be collectible.

(vi)	In November 2022, the Group engaged a shareholder, who held a 0.4% equity interest of NWTN could not significantly influence the Group thus was considered as a third party as of December 31, 2023 and is experienced in investing and financing for investment and financing consulting, for the period from January 2023 to January 2024. In November 2022, the Group paid an amount of US$2 million to this individual as prepayment, which would be expensed as the services are provided to the Group. During the year ended December 31, 2023, the Group recognized consulting expenses of US$0.8 million. As of December 31, 2023, the Group recorded expected credit losses of US$1.2 million based on the management’ estimation of the recoverability of the receivables from the third-party individual. As of December 31, 2024, The Group has fully written off the balance as the Group believes the balance is unlikely to be collectible.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2024	2023
Vehicles held for use	$3,234	$3,212
Production facilities	2,748	2,760
Electronic equipment	775	779
Furniture	283	280
Leasehold improvement	114	114
Battery and charging swap infrastructure	106	106
Less: Accumulated depreciation	(1,599)	(868)
Less: Impairment of property and equipment (i)	(3,159)	(3,186)
Property and equipment, net	$2,502	$3,197

(i)	Accumulated impairment loss of property and equipment was US$3.2 million as of December 31, 2024 and 2023, which was recognized on certain property and equipment associated with vehicle manufacturing.

Depreciation expenses were US$0.8 million, US$0.8 million and US$0.04 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Impairment made for property and equipment was as follows:

Amounts
Balance as of December 31, 2022	$-
Impairment made during the period	3,183
Effect of exchange rate differences	3
Balance as of December 31, 2023	$3,186
Impairment made during the period	-
Effect of exchange rate differences	(27)
Balance as of December 31, 2024	$3,159

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

9. PIPE ESCROW ACCOUNT

In September 2022, NWTN and Al Ataa Investment LLC (“PIPE Investor” or the “Pledgee”), a company incorporated in Abu Dhabi Global Market entered into a PIPE Subscription Agreement for PIPE Investor investing US$200 million into NWTN. Following the execution of PIPE Subscription Agreement, in September 2022, seven shareholders of ICONIQ (“Pledgor”), and PIPE Investor entered into a cash pledge agreement (the “Cash Pledge Agreement”). The Cash Pledge Agreement shall take effect and shall expire two years from November 14, 2023, the date the Pledgee transfers the full amount of US$200 million into NWTN. Pursuant to the Cash Pledge Agreement, the Pledgor agreed to pledge as following:

(a)	To cover Pledgee’s PIPE investment in NWTN by reimbursing the Pledgee the difference between the sales price of Pledgee’s NWTN stocks in open market and the US$10.26 book value of Pledgee’s holding shares, if the sales price is lower than the US$10.26 book value, for a period of 24 months.

(b)	To award Pledgee’s PIPE investment in NWTN by guaranteeing the Pledgee a minimum 15% annual return on its remaining holding of NWTN shares for a period of 24 months, to be paid on a semi-annual basis. In the event of an investment exit by the Pledgee, any accrued annual 15% return payments must be paid to the Pledgee calculated up to the exit date.

In addition, NWTN, FIRST ABU DHABI BANK PJSC (the “Escrow Agent”), and an affiliate entity of PIPE Investor entered into an Escrow Agreement. Pursuant to the Escrow Agreement, NWTN agreed to open an account (the “Escrow Account”) and credit the sum of US$100 million (the “Escrow Amount”) into the Escrow Account as cash pledge for the disbursements stated in the agreements. Pledgor is the obligator of the following disbursements, if any. In 2022, the Escrow Account was opened in the name of a subsidiary of Al Ataa, and NWTN had disbursed US$100 million into the account, which presented as PIPE escrow account on the consolidated balance sheet for the presented period.

Key terms of Escrow Agreement were as follows:

(a)	Escrow Account is a non-interest-bearing account.

(b)	Escrow Amount would be transferred a minimum 15% annual return to PIPE Investor on PIPE Investor’s holding of NWTN’s ordinary shares for a period of 24 months, to be disbursed on semi-annual basis. In the event of an investment exit by PIPE Investor, any accrued annual 15% return payments must be paid to the PIPE Investor calculated up to the exit date.

(c)	NWTN’s market share price (VWAP of 10 days,1 month, 3 months) and PIPE Investor’s share selling plan for the following 6 months, if any, is to be evaluated on a quarterly basis. At times of market price of NWTN’s shares drop below US$10.26 and the total difference between market price and US$10.26 (plus the shortage to make guaranteed 15%minimum annual return) exceeds the escrow account balance of US$100 million, NWTN should deposit additional funds to make up the difference.

(d)	3 months after (b) above is executed, the escrow account will be reviewed. If the market value of NWTN’s shares has recovered, funds over the needed US$100 million escrow will be redirect back to NWTN’s business operating account.

(e)	Escrow Agent shall release the Escrow Amount and transfer such amount less any amounts which Escrow Agent is entitled to retain to NWTN in 3 business days after November 9, 2024.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

9. PIPE ESCROW ACCOUNT (cont.)

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

For the years ended December 31, 2024, 2023 and 2022, the Group incurred financial expenses related to the 15% guaranteed annual return totaling US$26.1 million, US$30.0 million and US$3.9 million, respectively. During 2023 and early 2024, the Group made advance payments to the PIPE Investor amounting to US$15.0 million and US$45.0 million, respectively, on behalf of the Pledgors. As the Pledgors have not reimbursed the Group for these payments, the Group recorded amounts due from the Pledgors of US$15.0 million on August 29, 2023 and US$45.0 million on July 1, 2024, respectively, with corresponding credits to additional paid-in capital, reflecting a deemed capital contribution.

On September 7, 2023, Mr. Alan Wu, the former CEO of the Company, the Group, and the investor entered into a loan agreement under which the Company was permitted to withdraw $30 million from the account for a three-month period. The withdrawn amount bore an annualized interest rate of 10%, which was recognized as an interest expense in 2023.

On July 1, 2024, an addendum was signed to restructure the original loan agreement. Under the revised terms, the Group agreed to transfer $10 million to the investor, thereby terminating the loan agreement. The Group considered the $10 million as a fund usage fee and recognized it as a financial expense in 2024.

After evaluating the collectability of these amounts, the Group recorded a full provision for the amounts due from the Pledgors in 2023 and 2024. See Note 23, Related Party Transactions, for further details.

10. LONG-TERM INVESTMENT

	Equity investments accounted for using the equity method	Equity investments without readily determinable fair values
Balance as of December 31, 2021	$-	$-
Investment made (i)	2,972	-
Investment loss	(13)	-
Impairment loss of investment	(2,959)	-
Balance as of December 31, 2022	$-	$-
Investment made (ii)	-	15,918
Balance as of December 31, 2023	$-	$15,918
Impairment loss of investment (ii)	-	(15,918)
Balance as of December 31, 2024	$-	$-

(i)	In November 2022, the Group invested US$2.9 million (RMB20 million) in Shanghai OBS Culture and Technology Co., Ltd. (“Shanghai OBS”), a company focusing on technical development, software development and others, in exchange for 20% equity interests. As of December 31, 2022, the Group made full impairment on the long-term investment in Shanghai OBS.

(ii)	On December 28, 2023, The Group entered into an equity investment term sheet with W. Motors Automotive Group Holding Limited (“W. Motors”), a private company, pursuant to which the Group agreed to issue 308,171 Class B ordinary shares as consideration for its unpaid research and development service fees, and an additional 2,070,000 Class B ordinary shares in exchange for a 5% equity interest in W. Motors. As the Group has neither obtained control over nor been able to exert significant influence on the investee before or after the transaction, the investment is accounted for as a long-term equity investment without readily determinable fair values and measured at cost, and less impairment if any. Given that the fair value of the Group’s ordinary shares is more reliably measurable, being listed on a public exchange, the investment was initially recognized at the fair value of the shares issued by the Group, amounting to approximately US$15.9 million.

As of December 31, 2024, the Group made full impairment on the long-term investment in W. Motors due to the investee’s net liability position.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

11. ACCOUNTS PAYABLE

Accounts payable represent obligations of the Group to suppliers for purchases of vehicles held for sale and raw materials. The Group generally receives credit terms ranging from 0 to 180 days. As of December 31, 2024 and 2023, accounts payable totaled US$25.3 million and US$25.1 million, respectively.

12. LOANS FROM A THIRD PARTY

As of December 31, 2024 and 2023, loans from a third party consisted of the principal and legal fees for the loans from Tianjin Yizhong Jinshajiang Equity Investment Fund Partnership (“Yizhong”). In 2016 and 2017, Tianqi Group entered into two convertible debt agreements with Yizhong. According to the agreements, Yizhong provided loans of US$18.0 million (RMB115.0 million) to the Group. The interest rate for the loans were 8% interest rate per annum, and Yizhong could convert the principal without accrued interest into equity interest of Tianqi Group within one year from the date of signing the agreements. Yizhong didn’t exercise the conversion right in 2017 and 2018, and the Group should repay the principal and the accrued interests to Yizhong. In 2021, Yizhong filed against the Group to claim for the repayment of the accrued interests, legal fees and other fees related to the lawsuit.

In 2022, Yizhong and the Group agreed to an instalment plan, which allowed the Group to repay the outstanding obligations totalling US$21.7 million (RMB157.4 million) through August 2022 to December 2023. Considering the Group was experiencing financial difficulties and the instalment plan was offering a concession to the Group, therefore, the Group accounted for the instalment plan as a trouble debt restructuring involving a modification of debt terms. The difference of US$0.7 million (RMB 4.4 million) between the carrying value and the future undiscounted cash flow under the instalment plan was recognized in other income (expense), net in 2022.

Tianqi Group executed the instalment plan and repaid the accrued interests and part of the legal fees in the amount of US$6.1 million (RMB 41.4 million) for the year ended December 31, 2022. During 2023, Tianqi Group repaid in the amount of US$7.9 million (RMB56.0 million) according to the instalment plan, leaving a total of US$8.5 million (RMB60.0 million) in debt obligations to Yizhong outstanding. Accordingly, the Group accrued default interests of US$1.7 million and US$3.6 million as interest expense, net in 2024 and 2023. As of the issuance date of the consolidated financial statements, the outstanding balance remains US$13.4 million.

13. WARRANTS

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

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

13. WARRANTS (cont.)

Public Warrants

As of December 31, 2024 and 2023, the Company had 12,524,392 and 12,524,392 Public Warrants outstanding, respectively. Each whole Public Warrant entitles the registered holder to purchase one-half share of the Company’s Class B ordinary share at a price of US$11.50 per share, subject to the following conditions discussed below.

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

Detail related to Public Warrant activity was as follows:

Public Warrants	Number of Warrants	Weighted Average Exercise Price
Balances as of December 31, 2022	12,526,392	$11.50
Exercised	(2,000)	11.50
Balances as of December 31, 2023	12,524,392	$11.50
Exercised	-	11.50
Balances as of December 31, 2024	12,524,392	$11.50

For the years ended December 31, 2024, 2023 and 2022, nil, 2,000 and 1,273,608 Public Warrants were exercised with the gross proceeds of nil, US$0.01 million and US$7.3 million, respectively.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

13. WARRANTS (cont.)

Warrant liabilities

As of December 31, 2024 and 2023, the Company had 350,000 Private Warrants, and 690,000 Representative Warrants outstanding, respectively. Each whole Private Warrants entitles the registered holder to purchase one-half share of the Company’s Class B ordinary share at a price of US$11.50 per share, while each whole Representative Warrants entitles one Class B ordinary share at a price of US$12.00 per share.

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

As of December 31, 2024, the remaining contractual terms for the outstanding Private Warrants and Representative Warrants to purchase the Company’s ordinary shares were each 2.9 years.

14. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2024	2023
Contingent liabilities of Jinghong Dispute (i)	$22,904	$22,909
Contingent liabilities of Loop Dispute (ii)	14,677	-
Lawsuit provision (iii)	7,360	-
Payroll payable	6,137	3,235
Accrued expense	4,343	3,659
Output VAT (iv)	627	1,630
Warranty provisions	472	989
Interest payable	-	206
Borrowing from a third party	172	272
Others	129	215
Total	$56,821	$33,115

(i)	On May 18, 2022, Tianjin Jinghong Investment Development Group Co., Ltd. (“Jinghong”) filed proceedings with the Group. And the verdict was issued on July 20, 2023 that the Group was ordered to bear a total amount of approximately RMB162.7 million (US$22.9 million), covering equity transfer consideration, disbursement and other relevant expense, which was recognized in accrued expense and other liabilities as of December 31, 2023. As of December 31, 2024 and the issuance date of the consolidated financial statements, this amount remains outstanding.

(ii)	On May 3, 2023, a winding up petition was brought by Loop Capital Markets LLC (“Loop Capital”) against ICONIQ before Cayman Grand Court (the “Loop Capital Petition”), claiming a total amount of US$10.1 million and warrants totaling 2 million units pursuant to an engagement letter dated February 11, 2022. The dispute was concluded in January 2025 and the Group was ordered by the arbitrator to pay a total of US$14.7 million to settle all claims and counterclaims.

(iii)	Lawsuit provision represented liabilities accrual for closed and on-going lawsuits the Group did not pay or make settlement. The Group regularly reviews these contingencies to determine whether its accruals are adequate. The amount of ultimate loss may differ from these estimates. As of December 31, 2024 and the issuance date of the consolidated financial statements, there are six different on-going lawsuits in the total estimated amount of RMB49.8 million (US$6.8 million). The remaining amount of the balance is about other six closed lawsuits of RMB3.9 million (US$0.6 million), which consists of unpaid claim amount, penalty and accrued interests.

(iv)	The amounts of output VAT cannot be offset against input tax, since they are arising from different legal entities.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

15. LEASES

The balances for the operating leases where the Group is the lessee are presented as follows:

	As of December 31,
	2024	2023
Operating lease right-of-use assets	$6,383	$9,230

Lease liabilities – current	$(2,250)	$(3,014)
Lease liabilities – non-current	(4,804)	(7,075)
Total operating lease liabilities	$(7,054)	$(10,089)

The components of operating lease expenses are as follows:

	For the years ended December 31,
	2024	2023	2022
Operating lease expense	$2,767	$2,383	$769
Short-term lease expense	314	2,252	508
Lease termination expense	74	-	-
Total lease expense	$3,155	$4,635	$1,277

Short-term leases included lease of Tianjin offices, warehouse and others with a term of 12 months or less, which were excluded from the recognition of right-of-use assets or lease liabilities.

Both operating lease expense, short-term lease expense and termination expense are recognized as general and administrative expenses and other expense.

Other information related to operating leases where the Group is the lessee is as follows:

	As of December 31,
	2024	2023
Weighted-average remaining lease term (in years)	2.99	3.75
Weighted-average discount rate	4.31%	3.93%

Because most of the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2024:

For the year ended December 31,	Amounts
2025	$2,510
2026	2,775
2027	2,029
2028	349
Thereafter	-
Total lease payments	7,663
Less: imputed interest	(609)
Total operating lease liabilities, net of interest	$7,054

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

16. OTHER INCOME (EXPENSES), NET

Other income (expenses), net by nature consisted of the following

	For the years ended December 31,
Nature	2024	2023	2022
Loss of Loop Dispute (see Note 14 for more details)	$(14,677)	$-	$-
Contingent liabilities for litigation (see Note 14 for more details)	(7,466)	-	-
Penalty due to breach of contracts	(543)	-	-
Transfer-out of input tax	(158)	-	-
Loss of Jinghong Dispute (see Note 14 for more details of Jinghong Dispute)	-	(22,971)	-
Write-off / settlement of long-outstanding receivables and payables	-	(1,418)	386
Individual income tax surcharge due to delayed payroll payments	-	(494)	(1,498)
Gains (expenses) incurred resulting from discrepancies in the enforcement payments	(135)	4,679	1,394
Individual income tax refund	121	-	-
Government subsidies	27	1,590	-
Gain from dissolution of a subsidiary (see Note 18 for more details)	-	90	-
Others	(9)	42	(15)
Total	$(22,840)	$(18,482)	$267

17. INTEREST EXPENSES, NET

	For the years ended December 31,
Nature	2024	2023	2022
Interest expenses on various loans and others	$(2,756)	$(4,531)	$(79)
Interest income on cash deposits in banks	65	1,283	42
Total	$(2,691)	$(3,248)	$(37)

Interest expense primarily consists of interest accrued on various borrowings, including loans from a third party (refer to Note 12, Loans from a Third Party) and the Puluo Debt (refer to Note 25, Commitments and Contingencies – Puluo Debt).

18. DISSOLUTION OF A SUBSIDIARY

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

The Earnout Shares will be issued to Muse Limited (the company held by Mr. Alan Nan Wu, Executive Chairman of the Company) when the Company delivers 12 vehicles on an aggregate basis or would be adjusted if the Company has delivered less than 12 vehicles by the end of 2023.

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

Share-based expenses recognized in general and administrative expenses were nil, US$23.3 million and US$3.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

20. TAXATION

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

20. TAXATION (cont.)

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

United States

The company’s subsidiary, which incorporated in USA in 2022, is subject to statutory U.S. Federal corporate income tax at a rate of 21% for the year ended December 31, 2024, 2023 and 2022. U.S. does not believe it is more likely than not that the losses are realizable. There is no related tax provision other than state minimum taxes.

The following table sets forth current and deferred portion of income tax expense of the Group:

For the years ended December 31,
	2024	2023	2022
Current income tax expense	$-	$-	$-
Deferred income tax expense	-	-	-
Total income tax expense	$-	$-	$-

Loss before provision for income tax were attributable to the following geographic locations:

	For the years ended December 31,
	2024	2023	2022
Mainland China	$38,651	$84,911	$20,545
Dubai	33,370	77,134	18,222
United States	100,705	104,650	9,476
Total loss before income tax expenses	$172,726	$266,695	$48,243

The following table sets forth reconciliation between the statutory income tax rate and the effective tax rates:

	For the years ended December 31,
	2024	2023	2022
Statutory income tax rate in PRC	25.0%	25.0%	25.0%
Tax effect of non-deductible items	-	(0.1)%	(0.7)%
Tax effect of undeclared expenses (i)	(5.2)%	(2.9)%	(4.7)%
Tax effect of impairment loss	-	-	(1.5)%
Tax effect of fair value changes	-	-	(0.1)%
Tax effect of share-based compensation	-	-	(1.7)%
Tax effect of income tax rate differences in jurisdictions other than the PRC	(2.7)%	(4.4)%	(6.1)%
Tax effect of net operating loss not applicable to carryforwards	7.5%	(6.1)%	(5.8)%
Change in valuation allowance	(24.6)%	(11.5)%	(4.4)%
Effective tax rate	-	-	-

(i)	The undeclared expenses mainly represent accrued financial expenses associated with PIPE escrow accounts. These are related expenses for which the Group will not include in the tax return, thereby giving rise to a permanent difference.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

20. TAXATION (cont.)

As of December 31, 2024 and 2023, the significant components of the deferred tax assets were summarized below:

	As of December 31,
	2024	2023
Deferred tax assets：
Net operating loss carried forward	$36,748	$21,283
State net operating loss carried forwards for US entity	586	638
Accrued expenses	468	268
Allowance for expected credit loss	37,649	21,352
Impairment on investments	3,980	-
Inventory write-down	4,249	4,027
Lawsuit provision	5,509	-
Property and equipment	788	795
Total deferred tax assets	89,977	48,363
Less: valuation allowance	(89,977)	(48,363)
Deferred tax assets, net of valuation allowance	$-	$-

Rollforward of valuation allowance
Balance as of December 31, 2023	$48,363	18,556
Allowance made during the year	42,532	30,319
Effect of exchange rate differences	(918)	(512)
Balance as of December 31, 2024	$89,977	48,363

As of December 31, 2024, the Group had net operating loss from US entity of US$8.9 million that will be carried forward indefinitely and state net operating loss from US entity of US$3.1 million recognized in 2022 and US$5.9 million recognized in 2023 that will expire beginning in year 2042 and 2043, if unused, respectively. As of December 31, 2023, the net operating loss carry forward from Mainland China will expire, if unused, as follows:

	Net operating loss carry forward due by schedule
	2025	2026	2027	2028	2029	Total
Net operating loss carry forward	2,249	2,544	26,708	34,369	73,612	139,482

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. Valuation allowance of US$90.0 million, US$48.4 million and US$18.6 million had been provided as of December 31, 2024, 2023 and 2022, respectively in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

21. ORDINARY SHARES

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

In October 2023, the performance condition of delivering 12 vehicles is achieved and the Earnout Shares of 3,635,001 Class A ordinary shares was issued to Muse Limited accordingly. See Note 19 for details.

In April 2023, the Company issued 1,000 Class B ordinary shares for exercise of warrants for the exercise price of US$11.50 per share. In December 2023, the Company issued 2,378,171 Class B ordinary shares of a par value of US$0.0001 each to a shareholder.

As of December 31, 2024 and 2023, 36,350,011 Class A ordinary shares were issued and outstanding, 255,849,682 Class B ordinary shares were issued and outstanding.

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

On November 24, 2021, Tianqi Group acquired the 25% equity interests of Tianjin Tianqi from its non-controlling shareholders at a consideration of RMB140,000 (approximately US$21,969), causing Tianqi Group’s equity interest to increase from 75% to 100%. The balance of non-controlling interests had decreased by RMB18,048,191 ($2,832,155) in response to the transaction.

In 2021, Tianqi Group entered into a series of supplemental agreements (the “new supplemental agreements”) with Taizhou Puluo New Energy Automobile Equity Investment Enterprise (Limited Partnership) (“Puluo”), Guozhong Tianhong Asset Management (Tianjin) Co., LTD (“Guozhong Tianhong”, or the new investor), and Tianjin Tuoda Enterprise Management Service Co., LTD (“Tianjin Tuoda”) which is the shareholder of the Tianqi Group. Under the supplemental agreements, Guozhong Tianhong agreed to repay the investment subscription of US$166.7 million (RMB1.088 billion) to Puluo and at the same time converted the debts into 10.625% of equity shares of Tianqi Group. If the Company fails to get approval from U.S. Securities and Exchange Commission (“SEC”) and complete a business combination with SPAC as of December 31, 2024, Guozhong Tianhong shall transfer the Puluo Debts as well as its equity interest of Tianqi Group to Tianjin Tuoda, and Tianjin Tuoda would repay the Puluo Debts to Puluo and takeover the equity interests of Tianqi Group on January 1, 2025.

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

In 2022, there was a subscribed capital contribution of US$44.6 million (RMB300 million) from NWTN Zhejiang to Tianqi Group, resulting in a decreased in non-controlling interest in Tianqi Group from 5.30% to 4.12%. The subscription was not received by Tianqi Group as of December 31, 2022.

As of December 31, 2024 and 2023, the non-controlling interests were 4.12% and 4.12%, respectively, of the equity interests in Tianqi Group held by Guozhong Tianhong and the original shareholders, after giving retroactive effect to the Reorganization of the Company.

As of December 31, 2024 and 2023, non-controlling interests in the consolidated balance sheet was US$4.0 million and US$3.8 million respectively.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

23. RELATED PARTY TRANSACTIONS

(a) The table below sets forth the related parties and their relationships with the Group:

No.	Name of Related Parties	Relationship
1	ICONIQ (Tianjin) New Energy Technology Research Institute (“ICONIQ Institute”)	Controlled by the Company’s Executive Chairman, Mr. Alan Nan Wu (100%)
2	Magic Minerals Limited (“Magic”)	Shareholder of the Company
3	My Car (Shenzhen) Technology Co., Ltd. (“My Car”)	A company which Mr. Alan Nan Wu held 25.3% and nil equity interest as of June 26, 2023 and June 30, 2023, respectively
4	Shenzhen Yinghehuicheng Investment Center (Limited Partnership) (“Shenzhen Yinghehuicheng”)	A company controlled by a shareholder of the Company, and also a non-controlling shareholder of Tianqi Group
5	Tianjin Tuoda Enterprise Management Service Co., Ltd. (“Tianjin Tuoda”)	A company controlled by a group of shareholders of the Company, and also a non-controlling shareholder of Tianqi Group
6	Mr. Alan Nan Wu	Shareholder and Executive Chairman of the Company
7	Vision Path Holdings Limited (“Vision Path”)	Shareholder of the Company
8	Shanghai OBS Culture and Technology Co., Ltd. (“Shanghai OBS”)	A company in which the Group holds a 20% equity interest. Mr. Aaron Huainan Liao, the Company’s Vice Chairman & Executive Global President, is the Chief Executive Officer of Shanghai OBS.
9	Al Ataa	Shareholder of the Company
10	Muse Limited	A company 100% held by Mr. Alan Nan Wu

(b) The Group had the following significant related party transactions for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
Nature	2024	2023	2022
Expense paid by the related parties on behalf of the Group
– My Car (i)	$-	$-	$(2,451)
– Mr. Alan Nan Wu (ii)	(54)	(53)	(960)
– ICONIQ Institute	-	-	(37)
Expenses paid by the Group on behalf of a related party
– Tianjin Tuoda (iv)	-	-	6,083
Technical service provided by a related party
– Shanghai OBS	-	380	-
Loan proceeds from related parties
– Vision Path (v)	-	-	(5,045)
– Mr. Alan Nan Wu (ii)	-	-	(2,359)
Repayments to related parties
– Tianjin Tuoda (iv)	-	-	7,238
– Mr. Alan Nan Wu (ii)	480	4,658	-
– Magic (iii)	-	-	6,394
– My Car (i)	-	-	5,758
Repayments of Mr.Nan Wu loan by Tianjin Tuoda
– Mr. Alan Nan Wu (ii)	-	1,592	-
Magic loan repaid by related parties on behalf of the Group
– Mr. Alan Nan Wu (ii)	-	-	(3,338)
– My Car (i)	-	-	(3,056)
Recovery of loan to related parties
– Tianjin Tuoda (iv)	-	-	(5,763)
– ICONIQ Institute	-	-	(78)
Commission fee to a related party
– Tianjin Tuoda (iv)	-	-	(13,000)
Loan to a related party
– Shanghai OBS	63	-	-
– Tianjin Tuoda (iv)	-	15,679	-
– My Car (i)	-	-	1,490
The claim on My Car transferred to Mr. Nan Wu
– Mr. Alan Nan Wu (ii)	-	-	(1,490)
Interest expenses of loan from a related party
– Magic (iii)	-	-	(84)
Accrued financial expenses to PIPE Investor
– Al Ataa (see Note 9 PIPE escrow account for details)	(36,137)	(30,000)	(3,863)
Share-based compensation
– Muse Limited (see Note 19 share-based compensation for details)	$-	$23,338	$3,197

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

23. RELATED PARTY TRANSACTIONS (cont.)

(c) The Group had the following related party balances with the related parties mentioned above:

	As of December 31,
	2024	2023
Amounts due from related parties:
– Tianjin Tuoda (iv)	$13,662	$14,045
– Mr. Alan Nan Wu (ii)	1,569	1,153
– Shanghai OBS	62	-
– The Pledgor (see Note 9 PIPE escrow account for details)	60,000	15,000
Subtotal	$75,293	$30,198
Less: Allowance for expected credit loss (see Note 9 PIPE escrow account for details)	(75,293)	(15,000)
Amount due from related parties, net	$-	$15,198

Amounts due to related parties, current:
– Vision Path (v)	$4,651	$4,782
– Shenzhen Yinghehuicheng	644	662
– Al Ataa (see Note 9 PIPE escrow account for details)	-	18,863
Total	$5,295	$24,307

(i)	In 2022, My Car paid loan and expenses on behalf of the Group totaled US$5.5 million, which were interest-free and repayable on demand, and the Group repaid US$5.8 million. The Group provided loan to My Car of US$1.5 million which was transferred to Mr. Nan Wu from My Car, as a result, the balance of amounts due from My Car as of December 31, 2024 and 2023 was nil.

(ii)	In 2022, Mr. Nan Wu paid loan and expenses on behalf of the Group totaled US$3.8 million, net off the expenses the Group paid for Mr. Nan Wu. Mr. Nan Wu also provided interest-free loans of US$2.9 million to the Group for ordinary operations in 2022, which was repayable on demand. In 2023, the Group had repaid the amount in full to Mr. Alan Nan Wu.

(iii)	In 2021, Magic provided short-term loans totaled US$6.6 million to the Group, at an interest rate of 12% per annum. In 2022, Mr. Alan Nan Wu repaid loan in full on behalf of the Group to Magic.

(iv)	In April 2022, Tianjin Tuoda and the Group entered into a financing service agreement that Tianjin Tuoda would provide financing service for a 6.5% commission fee. In 2022, a PIPE amounted to US$200 million wired into the Group as permanent equity, which was associated with Tianjin Tuoda’s financing service. As a result, the commission fee payable to Tianjin Tuoda was US$13 million, which was recognized as additional paid-in capital in the consolidated financial statements.

The Group paid US$6.1 million of expenses on behalf of Tianjin Tuoda, of which US$3,792 remained due to Tianjin Tuoda as of December 31, 2022.

During the six months ended June 30, 2023, the Group provided interest-free loans totaled US$1.6 million to Tianjin Tuoda to support its normal operations, which was repayable on demand. In June 2023, the Group’s claim on Tianjin Tuoda was transferred to Mr. Alan Nan Wu, resulting in the balance of amounts due from Tianjin Tuoda was nil, and the balance of amounts due from Mr. Alan Nan Wu was US$320 as of June 30, 2023. In the second half of 2023, the Group continued to provide a series interest-free loans amounting to US$15.7 million to Tianjin Tuoda to support its normal operations. As of December 31, 2024 and the date the issuance of the consolidated financial statements, US$13.7 million remains outstanding.

(v)	In August 2022, Vision Path, the Group and Hainan Union Management Co., Ltd (“Hainan Union”) entered into a share transfer agreement. Under the agreement, Vision Path would sell its shares of the Group to Hainan Union with an amount of US$5.0 million and provided the amount to the Group as an interest-free loan for two years to support the Group’s normal operations. Among them, US$3.0 million would be due on August 24, 2024 and the rest would be due on September 27, 2024. As of December 31, 2024 and the date the issuance of the consolidated financial statements US$4.7 million is due and in default and the Group does not make any payment to Vision Path.

As of December 31, 2024, the Group recorded full credit losses for amounts due from related parties based on the management’ estimation of the collectability.

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

As a result of these PRC laws and regulations, the Group’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of December 31, 2024 and 2023, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s subsidiaries, that are included in the Group’s consolidated net assets were approximately US$88.0 million and US$107.5 million.

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

Through the issuance date of this report, Tianjin Geological Engineering Survey and Design Institute Co., Limited filed proceedings with the Group, see Note 26 Subsequent events for details. Except for the above and the following Disputes, the Group is not aware of any pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

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

According to the New Agreements, the Group assumed joint and several liability (the “Joint and Several Liability”) for both the repayment of the Puluo Debts and the Indemnification from Guozhong Tianhong or Tianjin Tuoda (the “Co-obligator”) to Puluo. Additionally, Mr. Alan Nan Wu assumed joint and several liability for the repayment of the Indemnification from Tianjin Tuoda to Puluo.

In 2022, eight shareholders of the Group signed letters of support to demonstrate their commitment to providing financial support to Tianjin Tuoda for its indebtedness in the event that the Group fails to complete a business combination, as well as assuming joint and several liability of the Group for the repayment of both the Puluo Debts and the Indemnification. In 2023, (i) two shareholders of the Group signed letters of support to commit their financial support to Tianjin Tuoda and Guozhong Tianhong for the indebtedness, as well as assuming the joint and several liability for the repayment of both the Puluo Debts and the Indemnification, and (ii) Guozhong Tianhong signed a letter to commit its repayment of the debt to Puluo (collectively, the “Shareholders’ Support”).

As of December 31, 2022, 2023 and 2024, the Puluo Debts payable by Guozhong Tianhong were US$157.7 million, US$153.2 million and US$149.1 million, and the Indemnification payable by Tianjin Tuoda were US$68.7 million, US$71.7 million and US$73.3 million, respectively.

The management assessed the Joint and Several Liability in accordance with ASC 405-40. As of December 31, 2022, 2023 and 2024, considering that the arrangement did not specify the Company’s payment obligations, no additional payments are anticipated on behalf of the co-obligator with the Shareholders’ Support. Consequently, no liability was recognized as of December 31, 2022, 2023 and 2024.

NWTN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

25. COMMITMENTS AND CONTINGENCIES (cont.)

Tiancheng Dispute

In January 2023, NWTN Zhejiang invited the Tiancheng Coating System Changzhou Co., Ltd. (“Tiancheng”) to bid for the coating production line project, specifying technical requirements and payment terms. Tiancheng submitted bids, including a final offer of RMB296.8 million, and was orally notified of winning the bid in February 2023. Tiancheng fulfilled design obligations, completing over 4,200 drawings and achieving the second payment milestone (60% of the contract value) after sign-offs in April 2023. NWTN Zhejiang delayed contract signing and refused to pay the total amount plus interest of RMB94.7 million. Tiancheng argues a factual contract existed under Chinese law, citing bid documents, acceptance of performance, and legal precedents. The lawsuit demanding contract payment, interest, and litigation costs, filed on February 4, 2024. As of December 31, 2024, the Group considered to bear the obligation of this payments of RMB47.4 million (US$6.5 million), half of the total claimed amount.

Xingjing Dispute

Xingjing (Guangzhou) Technology Co., Ltd. (“Xingjing”) alleged that after signing a RMB2.6 million system development service contract in June 2023, NWTN Zhejiang paid only the first 30% installment but defaulted on subsequent payments totaling RMB2.1 million, including principal, liquidated damages, and legal fees. Xingjing claimed to have fulfilled deliverables for the second and third payment stages. Through court mediation on April 29, 2025, the parties agreed that NWTN Zhejiang would pay RMB1.7 million (US$0.2 million) by September 30, 2025.

Longchuang Dispute

In January 2025, Shanghai Longchuang Automotive Design Co., Ltd. (“Longchuang”) filed a lawsuit against NWTN Zhejiang alleging a contract dispute over unpaid project fees. Longchuang claimed the NWTN Zhejiang owed RMB0.9 million for multiple agreements signed during June to November 2023, covering mold development and sample parts supply for vehicle models. After mediation on March 24, 2025, the parties reached a settlement that NWTN Zhejiang agreed to pay RMB0.9 million (US$0.1 million) in three installments by September 30, 2025, November 30, 2025 and December 15, 2025.

Other Business Lawsuits

Other than the disputes discussed above, as of December 31, 2024 and the issuance date of the consolidated financial statements, there were still five on-going and four closed lawsuits against the Group for unpaid claim amount, penalty and accrued interests in the total estimated amount of RMB0.6 million. These lawsuits were initiated by Anfirui Engineering Technology (Chengdu) Co., Ltd., Shanghai Bishi Human Resources Co., Ltd., Shanghai Xundao New Energy Technology Co., Ltd., Shanghai Luanming Automobile Technology Co., Ltd., Tianjin Geological Engineering Survey and Design Institute Co., Ltd., Shanghai Nanyang Wanbang Software Technology Co., Ltd., Shanghai Zhuolun International Logistics Co., Ltd., Hangzhou Yarui Standard Technical Service Co., Ltd. and Shanghai Institute of Mechanical & Electrical Engineering Co., Ltd.

26. SUBSEQUENT EVENTS

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

The JV Agreement outlines the structure and operations of the new JV Company. Pursuant to the JV Agreement, NWTN will hold a majority stake of 51% in the JV Company, while W Motors will hold the remaining 49%. As part of their contributions, NWTN will provide intellectual property valued at US$100 million, including patents, software, and related technologies. W Motors, on the other hand, will contribute its existing police vehicle and modification business, encompassing market channels, contracts, and equipment, valued at US$100 million.

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

As of the date of this annual report, the JV Company has not yet been formally established. Upon formation, the Company will evaluate the appropriate accounting treatment for its investment in the JV Company in accordance with ASC 323 Investments – Equity Method and Joint Ventures. This evaluation will consider whether the investment should be accounted for under the equity method or consolidated, based on the final governance structure and the degree of control the Company is determined to have.