Form 20-F
period 2025-12-31
ROBO.AI INC.
filed 2026-04-30
CIK 1932737

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission file number 001-41559

Robo.ai Inc.

(Exact Name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Meydan Grandstand, 6th floor

Meydan Road, Nad AI Sheba

Dubai

United Arab Emirates

(Address of principal executive offices)

Meydan Grandstand, 6th floor

Meydan Road, Nad AI Sheba

Dubai

United Arab Emirates

Telephone: (971) 58 543 6466

Email: IR@roboai.io

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Ordinary Shares, with par value $0.002 per share	AIIO	The Nasdaq Stock Market LLC
Warrants, each exercisable for one-half (1/2) of one Class B Ordinary Share at an exercise price of $11.50 per full share	AIIOW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of December 31, 2025, 36,350,011 Class A ordinary shares and 334,343,429 Class B ordinary shares were issued and outstanding.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

CERTAIN TERMS AND CONVENTIONS

Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” “ours,” and “Robo.ai” refer to Robo.ai Inc., an exempted company incorporated under the laws of the Cayman Islands and the term the “Group” refers to Robo.ai Inc. and its subsidiaries. In this annual report:

“$,” “US$” and “U.S. dollar” each refers to the United States dollar.

“Amended and Restated Memorandum and Articles of Association” means the fourth amended and restated memorandum and articles of association of Robo.ai Inc., dated October 23, 2025.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of April 15, 2022, as amended as of September 28, 2022, by and among Robo.ai Inc., East Stone, ICONIQ, Muse Merger Sub I Limited, Muse Merger Sub II Limited and Navy Sail International Limited.

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

“Nasdaq” means the Nasdaq Stock Market LLC.

“Robo.ai,” the “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” or “ours” means Robo.ai Inc., an exempted company incorporated in the Cayman Islands.

“PIPE” means the issuance and sale by Robo.ai Inc. of the PIPE Shares to the PIPE Investors, pursuant to the Subscription Agreements.

“PIPE Investors” means the two accredited investors that each respectively entered into a Subscription Agreement with East Stone and Robo.ai Inc. on June 15, 2022 and September 23, 2022, namely the June PIPE Investor and the September PIPE Investor, respectively.

“PIPE Shares” means up to 38,986,354 Class B ordinary shares being issued to the PIPE Investors in accordance with the Subscription Agreements.

“PRC” or “China” refers to the People’s Republic of China.

“Class A ordinary shares” means the class A ordinary shares, par value $0.002 per share (before the reverse stock split becoming effective) or par value $0.002 per share (after the Reverse Stock Split becoming effective), of Robo.ai Inc., each of which is entitled to twenty-five (25) votes.

“Class B ordinary shares” means the class B ordinary shares, par value $0.002 per share (before the reverse stock split becoming effective) or par value $0.002 per share (after the Reverse Stock Split becoming effective), of Robo.ai Inc., each of which is entitled to one (1) vote.

“Representative’s Warrants” means the 690,000 warrants of East Stone issued to I-Bankers and EarlyBird, in connection with their services as underwriters for East Stone’s initial public offering, and which were converted upon the consummation of the Business Combination into warrants of Robo.ai Inc., each of which entitles the holder thereof to purchase one full Class B ordinary share of Robo.ai Inc. in lieu of one ordinary share of East Stone.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements contained in this annual report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

●	the ability to maintain the listing of Robo.ai Inc.’s securities on the Nasdaq Capital Market;

●	our market opportunity and our ability to acquire new customers and retain existing customers;

●	our ability to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing client needs, requirements or preferences;

●	the timing and impact of our growth initiatives on our future financial performance;

●	the occurrence of one or more high profile accidents by autonomous driving vehicles that result in lower customer demand or more stringent regulations in one or more jurisdictions in which we intend to operate;

●	our ability to execute our business model, including market acceptance of our planned products and services and achieving sufficient production volumes at acceptable quality levels and prices;

●	alternative autonomous driving products and technological improvements by our peers and competitors;

●	our ability to raise capital;

●	the possibility that we may be adversely affected by other economic, business and/or competitive factors, which might be beyond our control;

●	changes in applicable laws or regulations; and

●	the other matters described in the section titled “Item 3. Key Information—D. Risk Factors” of this annual report.

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

Not applicable.

D. Risk factors.

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business

●	Our ongoing business transformation and limited operating history make it difficult to evaluate our prospects and the risks and challenges we may encounter.

●	The cessation of our major product line of Rabdan branded vehicles has materially and adversely affected, and may continue to materially and adversely affect, our business, financial condition, results of operations and prospect. Failure to effectively and efficiently manage changes of our existing business and new business may materially and adversely affect our ability to capitalize on new business opportunities.

●	We conduct analysis and outlook on the future market and will introduce some new automotive products and adjust some of our past ones, which may cause some impacts and challenges to our Company at the market and production levels.

●	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses in our internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

●	Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving. Our vehicles may not perform in line with customer expectations.

●	Our financial statements have been prepared on a going concern basis and we may need to raise additional capital in the future to fund our continued operations.

●	Our ability to generate positive cash flow is uncertain, as customers may cancel or delay orders.

●	Changes in international trade policies, tariffs and treaties affecting imports and exports may have a material adverse effect on our business operations.

●	We may be adversely affected by economic uncertainty and volatility in the market, including as a result of the military conflicts in Ukraine and the Middle East.

●	Our inability to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply could have a material adverse effect on our business, results of operations or financial condition.

●	Our brand and reputation could be harmed by negative publicity or safety concerns regarding our products or the products of our competitors, which could materially and adversely affect our business, results of operations or financial condition.

●	We are dependent upon our relationship with certain third-party manufacturers for the manufacturing of our products and technological partners for the advancement of our research and development.

●	The proposed transaction to acquire operational rights to a facility in Pakistan exposes us to substantial counterparty and regional risks.

●	Any problems or delays in the establishment of new semi-knockdown (“SKD”) vehicle manufacturing bases could negatively affect the production of our vehicles.

●	Our future growth is dependent upon consumers’ willingness to adopt EVs and specifically our vehicles.

●	The global passenger vehicle market is highly competitive, and demand for EVs may be cyclical and volatile. We may not be successful in competing in this industry, which may materially and adversely affect our business, results of operations or financial condition.

●	Changes in government policies that are favorable for EVs or domestically manufactured vehicles in the markets where we intend to sell our vehicles could materially and adversely affect our business, financial condition, results of operations, and prospects.

●	Developments in alternative technologies or improvements in the internal combustion engine (“ICE”) may materially adversely affect the demand for our EVs.

●	Our research and development efforts may not yield expected results.

●	We may be subject to intellectual property infringement claims or other allegations, which may be time-consuming and result in substantial costs and removal of data or technology from our system.

●	Any deterioration in relationships between us and our employees, as well as any work stoppage or similar difficulties, could have a material adverse effect on our business, results of operations or financial condition.

●	Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would materially and adversely affect our business and results of operations.

Risks Relating to the Regions in Which We Operate

●	We face risks associated with our international operations, including unfavorable regulatory, political, trade, tax and labor conditions in the UAE and Mainland China, and if we are unable to effectively manage these risks, our business, financial condition and results of operations may be materially and adversely affected.

●	Uncertainties with respect to the UAE legal system and changes in laws and regulations in the UAE, including with respect to licenses, approvals and taxes, could adversely affect our business.

●	The economies of a number of our markets in the Gulf Cooperation Council region are highly dependent upon the oil and gas industry.

●	Current and escalating geopolitical tensions in the middle east may adversely affect the potential business opportunities for government procurement contracts for GHIATH vehicles.

●	Our insurance coverage may be inadequate or unavailable to cover losses resulting from geopolitical instability and ongoing armed conflict in the Middle East.

●	Because some of our operations are in Mainland China, uncertainties with respect to the PRC legal system and rapid changes in laws and regulations in Mainland China could adversely affect our business.

●	The Chinese government may exercise significant oversight and discretion over the conduct of our business in Mainland China and may intervene in or influence our operations in Mainland China at any time, which could result in a material change in our operations and/or the value of our securities.

●	As some of our operations are conducted in Mainland China, recent regulatory developments in Mainland China, including an intent indicated by the Chinese governmental authorities to exert more oversight and control over offerings that are conducted outside Mainland China and/or foreign investment in Mainland China-based issuers, may subject us to additional regulatory review or otherwise restrict or hinder our ability to offer securities and raise capitals outside Mainland China, all of which could materially and adversely affect our business and cause the value of our securities to significantly decline.

●	It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

Risks Relating to Being a Public Company

●	We will incur increased costs as a result of operating as a public company, and our management devotes substantial time to new compliance initiatives.

●	A market for our securities may not be sustained, which would adversely affect the liquidity and price of our securities.

Risks Relating to Ownership of Our Ordinary Shares

●	Our ability to pay any dividends in the future will depend entirely on distributions from ICONIQ and our other subsidiaries.

●	As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and are permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

●	We are a “controlled company” within the meaning of the Listing Rules of Nasdaq and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	The market price and trading volume of our Class B ordinary shares and warrants may be volatile.

Risks Relating to Our Business

Our ongoing business transformation and limited operating history make it difficult to evaluate our prospects and the risks and challenges we may encounter.

Since August 2025, we have been transitioning our business focus from primarily developing smart electric vehicles to building a decentralized, AI-powered intelligent asset platform that connects AI terminals across sectors. This transformation involves significant changes to our business model, technology architecture, and target markets. It is difficult to predict our future revenues and appropriate budget for our expenses, and we may have limited visibility into trends that may emerge and affect our business, particularly as we expand into new areas such as AI-driven intelligent mobility, decentralized computing, and smart logistics, where we have limited operating experience. Given that our new initiatives remain at an early stage of development, we cannot assure you that we will be able to successfully execute our transformation strategy or achieve commercial success in these new areas.

We may face various challenges during this transition, including technology integration risks, higher research and development costs, potential delays in product commercialization, and uncertainties in market acceptance. Our existing products, such as MUSE and Astra, are still under development, and our ability to leverage their technologies to support our new platform model remains untested. Furthermore, as we shift toward an AI-driven ecosystem, we may need to modify our business model or discontinue certain legacy projects. Any failure to manage these changes effectively could adversely affect our business, financial condition, and results of operations.

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

In connection with the discontinuance of the Rabdan branded vehicles, we initiated a workforce restructuring plan beginning in January 2024. As of December 31, 2024, we had reduced our workforce by 222 employees and recognized severance-related charges totaling US$1.7 million, which were recorded within general and administrative expenses, selling expenses, and research and development expenses in our consolidated statement of operations for the year then ended.

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

The sustainability of our business depends, in large part, on our ability to timely execute our plan to develop, manufacture, and deliver, on a large scale, vehicles of high quality and appeal to customers. Currently, we have not launched mass production of any vehicles and our plans for the development and commercialization of our vehicles have experienced changes and delays in the past few years. See also “- Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business.”

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

We conduct analysis and outlook on the future market and will introduce some new automotive products  and adjust some of our past ones, which may cause some impacts and challenges to our Company at the market and production levels.

As of the date of this annual report, we have postponed the research and development of supercars and ADA, a mid-sized compact SPV models. We are conducting market analysis and research to explore a shift in focus to autonomous logistics vehicles  and specialty vehicles in the UAE. We believe that these vehicle lines could be more adaptable to future market competition. Although we have already reserved corresponding technologies, personnel and resources, we anticipate that we will face some risks and challenges in this market shift:

●	The risk of market acceptance: we will face the challenges of promoting to new markets.

●	The risk of technology and regulations: The production process and quality control system of the new product may be different from those of the original product. If quality cannot be effectively controlled during the production process, and problems such as unstable supply of components and imperfect assembly techniques occur, it may lead to uneven product quality, increase after-sales maintenance costs, and damage the brand image.

●	The risk of internal management: The transformation of product strategy requires us to make corresponding adjustments in aspects such as strategic planning, organizational structure, and human resources. If the work among various departments within the Company cannot be effectively coordinated, resulting in the inadequate implementation of the strategy, it may affect the promotion of new products and the overall development of the Company.

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

Our ability to continue as a going concern is subject to significant uncertainty due to our deteriorating financial condition and lack of executed recovery measures. For the years ended December 31, 2025, 2024 and 2023, the Company incurred significant and recurring operating losses of approximately US$157.1 million, US$95.4 million and US$212.0 million, respectively. Operating cash flows were negative at approximately US$5.1 million and US$138.0 million for the years ended December 31, 2025 and 2023, respectively, compared with a positive inflow of US$33.6 million for the year ended December 31, 2024. Additionally, we reported an accumulated deficit of US$904.4 million as of December 31, 2025, as compared to US$737.0 million as of December 31, 2024.

We remain highly dependent on securing external financing to sustain our operations, with no assurance that additional capital will be available on acceptable terms, or in sufficient amounts, if at all. In addition, unresolved litigation exposures and guarantee obligations create further contingent demands on our limited liquidity. Our commercial prospects and operational outlook have been materially weakened by the discontinuation of our Rabdan-branded vehicle line, following regulatory directives from UAE authorities, without the introduction of replacement revenue streams.

While management has intentions to obtain additional financing and reduce expenditures, no definitive agreements have been reached save as disclosed, and no credible pathway to achieving financial stability has been demonstrated. Based on these conditions, and absent the successful execution of a comprehensive restructuring or capital-raising strategy, substantial doubt about our ability to continue as a going concern has not been alleviated. These matters represent a material business risk, exposing us to a heightened likelihood of financial distress, restructuring, or liquidation.

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

We had negative cash flow from operating activities of US$138.0 million, excluding US$45.0 million in an escrow account for the year ended December 31, 2023. We had cash inflow of $33.6 million for the year ended December 31, 2024. We had negative cash flow from operating activities of US$5.1 million for the year ended December 31, 2025. We had comprehensive loss of US$268.2, US$172.5 million, and US$169.3 million for the years ended December 31, 2023, 2024, and 2025, respectively.

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

Our brand and reputation could be harmed by negative publicity or safety concerns regarding our products or the products of our competitors, which could materially and adversely affect our business, results of operations or financial condition.

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

We are dependent upon our relationship with certain third-party manufacturer for the manufacturing of our products and other technological partners for the advancement of our research and development. Any adverse change in our relationship with such manufacturers or partners may result in a material and adverse effect on our business, results of operations or financial condition.

We currently rely on W Motors, our sole manufacturer in Dubai, for the contract manufacturing of our products. For details, see “Business - Manufacturing.”

While we take comprehensive measures to ensure that W Motors manufacture our vehicles in accordance with our standards, there can be no assurance that such measures will be effective. Collaboration with third parties for the manufacturing of vehicles is subject to risks with respect to operations over which we have limited control. We could experience delays to the extent such third-party manufacturer do not meet agreed upon timelines or experience capacity constraints as well as quality issues. There is risk of potential disputes with such third-party manufacturer, and we could be affected by adverse publicity related to such third-party manufacturer, whether or not such publicity is related to their collaboration with us. Our ability to successfully build our brand could also be adversely affected by perceptions about the quality of our vehicles. In addition, although we are closely involved in each step of the supply chain and manufacturing process, given that we also rely on such third-party manufacturer to meet our quality standards, there can be no assurance that we will successfully maintain quality standards of the vehicles produced at the plants of such third-party manufacturer.

We may be unable to enter into new agreements or extend existing agreements with such third-party manufacturer on terms and conditions acceptable to us. The agreement with such third-party manufacturer may also be terminated by mutual consent. If any of these events occurs, we may need to contract with other third parties or start to build its own production capacity from scratch. There can be no assurance that, in such event, we would be able to partner with other third parties or build our own production capacity to meet our needs on acceptable terms or at all. The expense and time required to complete any transition and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, financial condition and prospects.

The proposed transaction to acquire operational rights to a facility in Pakistan exposes us to substantial counterparty and regional risks.

We have entered into an asset contribution and share issuance agreement to acquire exclusive operational rights for a facility located in Pakistan in exchange for the issuance of our equity. The completion and subsequent success of this proposed transaction are subject to significant uncertainties inherent in conducting business within this jurisdiction. Even if all conditions precedent are technically satisfied at closing, the facility’s long-term viability remains highly susceptible to Pakistan’s volatile macroeconomic climate, including chronic energy shortages, severe currency devaluation of the Pakistani Rupee, and shifting foreign investment regulations. Any political instability or change in cross-border trade policies in the region could render the four-year operational rights significantly less valuable than the equity issued in exchange. Ultimately, if these regional or contractual risks materialize, we may suffer dilution of our share capital without realizing a commensurate return on the contributed assets, potentially leading to material impairment charges.

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

The autonomous driving technology we seek to develop relies on software and hardware, including software and hardware developed or maintained internally or by third parties, that is highly technical and complex and will require modification and updates over the life of the vehicle. This software and hardware may contain errors, bugs or vulnerabilities that could subject our system to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs or vulnerabilities may be inherently difficult to detect and may only be discovered after the code has been released for external or internal use. Although we may attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could materially and adversely affect our business and financial results.

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

Even if we can achieve the above benefits and successfully implement our growth strategy, any failure to manage our growth effectively could materially and adversely affect our business, results of operations or financial condition. We intend to expand our operations significantly, which will require us to hire and train new employees across all divisions, accurately forecast supply and demand, production and revenue, control expenses and investments in anticipation of expanded operations, establish new or expand current design, production, and sales and service facilities and implement and enhance administrative infrastructure, systems and processes. Failure to efficiently manage any of the above could have a material adverse effect on our business, results of operations or financial condition.

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

The EV industry is experiencing rapid technological changes, and we need to invest significant resources in research and development in order to remain competitive in the market. Therefore, we expect to continue investing in our research and development activities and those of our partners. Furthermore, research and development activities are inherently uncertain, and there can be no assurance that we or our partners will be able to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in our competitive position. There can be no assurance that we will be able to equip our products with the latest technologies. Even if we are able to keep pace with changes in technologies and develop new vehicle models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

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

Although we have not yet experienced cyberattacks as of the date hereof, the risks of potential cyberattacks by state actors or others have been heightened in connection with the ongoing conflicts between Russia and Ukraine and in the Middle East and Southwest Asia and it is uncertain how this new risk landscape will impact our operations. When geopolitical conflicts develop, government systems as well as critical infrastructures such as financial services and utilities may be targeted by state-sponsored cyberattacks even if they are not directly involved in the conflict. There can be no assurance that our business will not become a potential target as adversaries may attack networks and systems indiscriminately. Such cyberattacks may potentially cause unauthorized access to our sensitive data (including our proprietary software codes), products, and systems, causing data breach, or disruption, modification, destruction to our systems and applications. As a result, we may suffer monetary losses, business interruption, and long-lasting operational issues, damage to our reputation and brand, loss of our intellectual property or trade secrets. To mitigate such risks, we have adopted robust cybersecurity protection practices. Our key confidential information is only saved on private cloud servers, segregated from any public cloud platform and only allows for access from authorized devices. Other information is stored on public cloud systems maintained by leading infrastructure providers and with anti-cyberattack services enacted. For background operations and maintenance, we adopt a bastion machine solution to protect our systems from being attacked. We will endeavor to ensure that any business network and data security systems we establish or procure in the future are capable of adequately protecting our business against such risks.

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

In addition, there can be no assurance that competitors and other third parties will not independently develop or publicly disclose the know-how and trade secrets related to our proprietary technology, in which case we would not be able to prevent such third parties from using such know-how and trade secrets, or develop better products or manufacturing methods or processes than us. There can also be no assurance that competitors will not or cannot design their products to avoid our patents. The validity or enforceability of our intellectual property, including patents, could also be challenged by third parties, which could result in our intellectual property being found invalid or unenforceable.

Further, we may not be able to deter current and former employees, consultants, suppliers and customers or other parties from breaching confidentiality agreements and misappropriating proprietary information, for which breaches we may not receive adequate remedies, and it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property and other proprietary rights. We may in the future need to rely on litigation to enforce our intellectual property rights and contractual rights, and, if not successful, may not be able to protect the value of our intellectual property. Any litigation could be protracted and costly and have a material adverse effect on our business, prospects, results of operations or financial condition regardless of the outcome. In some cases, the costs associated with such litigation could make enforcement impracticable. Further, intellectual property and contract laws vary throughout the world, making the policing of the unauthorized use of our intellectual property difficult in various jurisdictions. Therefore, there is no assurance that we will be able to enforce our intellectual property rights as expected. Failure to adequately enforce our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results.

We are dependent on proprietary technologies co-developed with third parties. If we fail to obtain rights to own or use these proprietary technologies, it may not be able to timely find replacement technology on acceptable terms, or at all, and may be forced to modify or cease selling our products.

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

Our success depends, in part, on our ability to retain our senior management team. The unexpected loss of or failure to retain one or more of our management or other employees who possess specialized market knowledge and technical skills could adversely affect our business. Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel. Experienced and highly skilled employees are in high demand, and competition for these employees can be intense. In particular, as certain number of our senior management have joined after 2024, the stability of senior management team cannot be guaranteed in the future.

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

The ability to hire, attract and retain talent depends on our ability to provide competitive compensation, and we may not be able to attract, assimilate, develop or retain qualified personnel in the future, and failure to do so could adversely affect our business, including the execution of our global business strategy. Furthermore, certain of our senior management may hold positions in entities other than Robo.ai. Such positions outside of Robo.ai may require significant management attention by such individuals and the actions taken by such individuals in such positions outside of Robo.ai may not be aligned with the interest of Robo.ai. Any failure by our management team and our employees to perform as expected may also have a material adverse effect on our business, prospects, financial condition and operating results.

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

We are exposed to the risk that our employees, ESP partners, technology providers, suppliers or other parties we collaborate with may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, fraud, abuse, data privacy and security laws, other similar laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and it is not successful in defending ourselves or asserting our rights, those actions could have a material adverse effect on our business, results of operations or financial condition, including, without limitation, by way of imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, imprisonment and other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations.

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

Currently, companies operating in the designated free zones of the UAE are exempt from any personal, income and corporate taxes as well as granted exception from custom duty for goods and services, except that any free zone company selling any goods in the UAE mainland must pay a 5% duty tax. The UAE’s Federal Corporate Tax Law indeed came into effect on June 1, 2023, and has impacted many industries, including the EV sector. Under this law, companies with an annual net profit exceeding AED 375,000 (approximately US$ 100,000) will be subject to a tax at a standard rate of 9%. Certain industries or businesses, such as energy, oil, and gas sectors, as well as government-supported enterprises in specific regions, may benefit from tax incentives. Although the Corporate Tax Law does not specifically mention the EV industry, the UAE government’s promotion of green energy and sustainable development strategies means that the EV sector, as part of renewable energy and clean technology, is likely to benefit from other government support policies, such as tax reductions, subsidies, and infrastructure development support.

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

The economies of a number of our markets in the Gulf Cooperation Council region are highly dependent upon the oil and gas industry.

The UAE’s economy as well as a number of other economies within the Gulf Cooperation Council region are highly dependent upon the oil and gas industry. Oil and gas prices fluctuate in response to changes in many factors, including, but not limited to:

●	economic and political developments in oil producing regions;

●	global and regional supply and demand, and expectations regarding future supply and demand, for oil and gas products;

●	the ability of members of OPEC and other crude oil producing nations to agree upon and maintain specified global production levels and prices;

●	the impact of international environmental regulations designed to reduce carbon emissions;

●	actions taken by major crude oil and gas producing or consuming countries;

●	prices and availability of alternative fuels;

●	global economic and political conditions;

●	development of new technologies; and

●	global weather and environmental conditions.

Oil prices declined significantly beginning in June 2014, and although prices have recovered in 2018, they have remained volatile with periodic declines since October 2018, including during the first quarter of 2020. If oil prices decline again, this is likely to have an adverse effect on the GDP and other economic indicators of oil producing markets, such as the UAE, and may also adversely affect consumer confidence and purchasing power, resulting in lower overall expenditure by mobile users, which could materially and adversely affect our business, financial condition, and results of operations.

Current and escalating geopolitical tensions in the middle east may adversely affect the potential business opportunities for government procurement contracts for GHIATH vehicles.

We plan to collaborate with the Dubai Police for the development and procurement of the GHIATH vehicle, a purpose-built vehicle tailored to specific public service needs and law enforcements. Our ability to gain potential government procurement contracts is subject to the UAE government’s continued prioritization of smart-city infrastructure. The ongoing conflict in the Middle East may result in regional instability that affects the relevant authorities’ budgetary allocations. If our potential government customers shift fiscal resources toward defense or regional security initiatives, their procurement timelines may be deferred or cancelled. As a result, our business opportunities for government procurement contracts could be adversely affected.

Our insurance coverage may be inadequate or unavailable to cover losses resulting from geopolitical instability and ongoing armed conflict in the Middle East.

A substantial part of our assets, employees, and operations are currently located in Dubai, UAE. The continuation or escalation of armed conflict in the Middle East could lead to physical damage to our property, disruptions in our supply chain, or threats to the safety of our personnel. We have not obtained any war insurance and our other insurance policies typically exclude losses arising from war-related risks or hostile acts. As a result, any loss not covered by insurance, or exceeding our policy limits, would have to be paid out of our own resources, which would significantly impair our liquidity and financial condition.

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

We capture or collect, process, transmit and store employee and partner data as of the date hereof, and may, in the future, capture or collect, process, transmit and store client data, including personal information, in and across multiple jurisdictions during our course of business. These are common data collected for the type of business we are engaged in and we do not intend to track or store customer usage data after their purchase of our vehicles.

As a result of our global operations, we may be subject to a variety of laws and regulations in various jurisdictions where we operates, as well as contractual obligations, regarding data privacy, protection and security. Some of these laws and regulations require obtaining data subjects’ consent to the collection and use of their data, honoring data subjects’ requests to delete their data or limit the processing of their data, providing notifications in the event of a data breach and setting up the proper legal mechanisms for cross-border data transfers. Some users may refuse to provide consent to have their personal information collected or may restrict the use of such personal information. Furthermore, it is not feasible to obtain consent from data subjects in the general public whose personal information may be captured by our vehicles, all of which may hinder our ability to enhance our data analytics and artificial intelligence technology, and may harm the competitiveness of our technology. In many cases, these laws and regulations apply not only to the collection and processing of personal information from third parties with whom we do not have any contractual relationship, but also to the sharing or transfer of information between or among us, our subsidiaries and other third parties with which we have commercial relationships, such as our business partners and customers. The regulatory framework for data privacy, protection and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. In particular, some of these laws and regulations may require us to store certain categories of data collected from individuals residing in a jurisdiction only on servers physically located in such jurisdiction, and may further require us to conduct security assessments and/or adopt other cross-border data transfer mechanisms in order to transfer such data outside of such jurisdiction. In addition, the number of high-profile data breaches at major companies continues to accelerate, which will likely lead to even greater regulatory scrutiny.

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

In addition, the PRC Data Security Law (“Data Security Law”), which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and came into effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner and stipulates that, for the purpose of data protection and data security, data processing activities must be conducted based on data classification and a hierarchical protection system that is based on the importance of data for social and economic development and the degree of harm to national security, public interests, or the legitimate rights and interests of individuals or organizations that may result from the tampering, destruction, leakage or illegal possession or usage of such data. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our data practices to comply with this law. If our data processing activities were found to be not in compliance, orders to make corrections and, under certain serious circumstances such as severe data divulgence, penalties could be imposed.

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

The National People’s Congress of China adopted on August 20, 2021 the PRC Personal Information Protection Law (“PIPL”), which came into effect on November 1, 2021. The PIPL sets forth a range of obligations, administrative guidelines, and enforcement mechanisms with respect to the processing of personal information. The PIPL states that handling of personal information must have clear and reasonable purpose and shall be limited to the “minimum scope necessary to achieve the goals of handling” data. It also lays out conditions for which companies can collect personal data, such as obtaining an individual’s consent. The PIPL regulates personal information transfers outside of Mainland China by imposing obligations on handlers before transferring data abroad such as complying with a security assessment by relevant authorities. It also mandates risk assessments for specific processing including automated decision-making and handling that could have a major influence on individuals. In addition, the PIPL has a complex system of enforcement, including fines (that can go up to 5% of a company’s annual turnover) and administrative action (including warnings, orders to stop processing, confiscation of unlawfully obtained profit, revocation of licenses), individual rights to obtain compensation, and civil public interest litigation cases through a public prosecutor. If we were to be found in violation of the PIPL when conducting our business in Mainland China, it could be subject to the above administrative penalties and civil liabilities, such as warnings, fines, or service suspension or even revocation of licenses, which could materially and adversely affect our business, financial condition, and results of operations.

In addition to government regulation, privacy advocates and industry groups have proposed, and may in the future propose, self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, and/or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact that such future laws, regulations and standards may have on our business. New laws or amendments, or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of its products and services. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties and significant costs for remediation and damage to our reputation, we could be required to fundamentally change our business activities and practices, which could adversely affect our business, and we may be unable to make such changes and modifications in a commercially reasonable manner, or at all. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could subject it to additional cost and liability, harm our reputation and brand, damage our relationship with important clients and affect our financial condition, operating results and reputation.

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

Our operations in Mainland China are governed by laws and regulations in Mainland China. The legal system in Mainland China is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. Furthermore, the legal system in Mainland China is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have retroactive effect. As a result, we may not be aware of our violation of any of these laws and regulations until sometime after the violation. As the legal system in Mainland China is evolving rapidly, the interpretations of many laws, regulations and rules may contain inconsistencies, the enforcement of these laws, regulations and rules involves uncertainties, existing laws and regulations are subject to amendments and interpretations, and new laws and regulations can be promulgated relatively quickly with little advance notice. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Administrative and court proceedings in Mainland China may be protracted, resulting in substantial costs and diversion of management attention. Since administrative and court authorities in Mainland China have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available than in more developed legal systems. Such unpredictability towards our contractual, property and procedural rights and legal obligations could adversely affect our business and impede our ability to continue our operations.

Uncertainties with respect to the interpretation and implementation of the PRC Foreign Investment Law and Implementation Regulations may affect our corporate governance.

On January 1, 2020, the PRC Foreign Investment Law (the “Foreign Investment Law”) and the Regulations for Implementation of the Foreign Investment Law (the “Implementation Regulations”), came into effect and replaced the trio of prior laws regulating foreign investment in Mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules. Since the Foreign Investment Law and the Implementation Regulations are relatively new, uncertainties still exist in relation to their interpretation and implementation. The Foreign Investment Law and the Implementation Regulations may affect our relevant corporate governance practices and increase our compliance costs. For instance, the Foreign Investment Law and the Implementation Regulations require that foreign-invested enterprises established before the Foreign Investment Law became effective have five years to complete the necessary adjustments to their organization form, governance structure and other required matters to comply with the PRC Company Law, the Partnership Enterprise Law and other laws. The PRC Company Law significantly differs from the Sino-foreign Equity Joint Venture Enterprise Law and the Sino-foreign Cooperative Joint Venture Enterprise Law. These differences include, but are not limited to, an enterprise’s highest authority, minimum number of directors, quorum, term of directors, voting mechanisms, profit distributions and equity transfer restrictions. According to the Implementation Regulations, the provisions regarding equity interest transfer and distribution of profits or remaining assets may remain the same as previously provided in the contracts among the joint venture parties of a foreign-invested enterprise. Uncertainties still exist with respect to the specific adjustments foreign-invested enterprises must make. The local branch of the State Administration for Market Regulation of the PRC (the “SAMR”) may, at its discretion, require our subsidiaries in Mainland China to make necessary adjustments to their articles of association and other filing documents to comply with the PRC Company Law and the Partnership Enterprise Law, as applicable.

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

In light of the various requirements imposed by regulations in Mainland China on loans to and direct investment in entities in Mainland China by offshore holding companies, there is no assurance that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by Robo.ai Inc. to our subsidiaries in Mainland China or with respect to future capital contributions by Robo.ai Inc. to our subsidiaries in Mainland China. If we fail to complete such registrations or obtain such approvals, our ability to use any future proceeds and to capitalize or otherwise fund our operations in Mainland China may be negatively affected, which could adversely affect liquidity of our operations in Mainland China and our ability to fund and expand our business.

Because Robo.ai Inc.is incorporated in the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

Robo.ai Inc. is an exempted company incorporated in the Cayman Islands with limited liability. As a result, it may be difficult for investors to effect service of process within the United States upon Robo.ai Inc.’s directors or officers, or enforce judgments obtained in the United States courts against Robo.ai Inc.’s directors or officers.

Robo.ai Inc.’s corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act (Revised) of the Cayman Islands (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. Robo.ai Inc. is subject to the federal securities laws of the United States. The rights of our shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of Robo.ai Inc.’s directors to Robo.ai Inc. under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less prescriptive body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

We have been advised by Appleby, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

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

Cayman Islands economic substance requirements may have an effect on our business and operations.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2024 Revision) (the “ES Act”) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Cayman Islands ES Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019. All companies, whether a relevant entity or not, is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test. If the only business activity that the Company carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, the Company is a “pure equity holding company” and will therefore only subject to the minimum substance requirements, which require us to (i) comply with all applicable requirements under the Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

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

We are a public company subject to reporting requirements in the United States, and it incurs significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain D&O liability insurance and it may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

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

Robo.ai Inc. is a holding company and does directly own any operating assets other than its ownership of interests in ICONIQ and our other subsidiaries. We depend on ICONIQ and our other subsidiaries for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends. The earnings from, or other available assets of, ICONIQ and our other subsidiaries may not be sufficient to make distributions or pay dividends, pay expenses or satisfy our other financial obligations.

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

Provisions in our Amended and Restated Memorandum and Articles of Association may inhibit a takeover of Robo.ai Inc., which could limit the price investors might be willing to pay in the future for our securities and could entrench management.

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

We are considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Robo.ai Inc.’s securities.

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

The stock markets, including Nasdaq on which we list our Class B ordinary shares and warrants under the symbols “AIIO,” and “AIIOW,” respectively, have from time to time experienced significant price and volume fluctuations. Even if an active, liquid and orderly trading market is sustained for our Class B ordinary shares and warrants, the market price of our Class B ordinary shares and warrants may be volatile and could decline significantly. In addition, the trading volume in our Class B ordinary shares and warrants may fluctuate and cause significant price variations to occur. If the market price of our Class B ordinary shares and warrants declines significantly, you may be unable to resell your shares or warrants at or above the market price of such shares and warrants. We cannot assure you that the market price of our Class B ordinary shares and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

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

Alan Nan Wu, through Muse Limited, a company incorporated in the British Virgin Islands (“Muse Limited”), owns 100% of our Class A ordinary shares and 426,941 of our Class B ordinary shares, which represent 72.3% of the voting interests of Robo.ai Inc. For so long as he holds at least a majority of the voting interests of Robo.ai Inc., Alan Nan Wu will have the ability, through our board of directors, to significantly influence decision-making with respect to our business direction and policies. Matters over which Alan Nan Wu may, directly or indirectly, exercise significant influence include: (i) the election of members of our board of directors; (ii) business combinations and other merger transactions requiring shareholder approval, including proposed transactions that would result in our shareholders receiving a premium price for their shares; and (iii) amendments of our Amended and Restated Memorandum and Articles of Association or increases or decreases in the size of our board of directors. Even if Alan Nan Wu’s voting interests fall below a majority, he may continue to be able to strongly influence our decisions. In addition, such concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class B ordinary shares.

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

In connection with the Business Combination, Robo.ai Inc. agreed to register for resale on Form F-1 (i) the ordinary shares, which have been exchanged for, or which shall be issued upon exercise of the other Robo.ai securities that were exchanged for securities of East Stone underlying the private placement units that were issued concurrently with the East Stone’s initial public offering, (ii) the ordinary shares issued to the shareholders of ICONIQ as consideration in connection with the consummation of the Business Combination, and (iii) all the ordinary shares issued or to be issued upon conversion of certain convertible notes and equity investment, subject to certain conditions,, no later than sixty (60) business days after the closing date of the Business Combination (the “Closing Date”), and to use its reasonable efforts to cause such resale registration statement to become effective on or before one hundred twenty (120) days after the Closing.

In connection with the Closing of the Business Combination, East Stone, Robo.ai Inc., certain initial shareholders of East Stone and the other parties thereto entered into an amendment to the Founders Registration Rights Agreement (the “Founders Registration Rights Agreement Amendment”), pursuant to which such holders can demand that we register their registrable securities under certain circumstances and will also have piggyback registration rights for these securities in connection with certain registrations of securities that we undertake. We intend to file and maintain an effective registration statement under the Securities Act covering such securities.

In addition, Yellow River (Cayman) Limited, a Cayman Islands company, has been granted both demand and piggyback registration rights for the Robo.ai securities that it received in connection with the Business Combination.

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

Our Corporate Information

Robo.ai Inc. was incorporated on March 22, 2022 as a Cayman Islands exempted company, and our principal executive office is located at c/o Meydan Grandstand, 6th floor, Meydan Road, Nad AI Sheba, Dubai, United Arab Emirates. Our website address is http://www.roboai.io, and our telephone number is (971) 58 543 6466. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Establishment of Dubai Global Headquarters

We trace our history back to 2014 when our predecessor entity was incorporated in Dubai, the UAE. After expanding into China in 2016 to utilize its supply chain, manufacturing capabilities and market opportunities, on March 22, 2022, we established our global headquarters in Dubai to reinforce our heritage from the Middle East as well as our vision to offer “passenger-centric” SPVs on a global scale. Our presence in the Middle East enables us to look both “East and West” to pursue our global growth ambitions. As of December 31, 2025:

●	our Dubai headquarters’ business scope covered science and technology consultancy, innovation and artificial intelligence (“AI”) research and consultancy, as well as automobile engineering services;

●	our Dubai headquarters entity, ICONIQ Green, controls all of our UAE operating subsidiaries and through its wholly owned subsidiary ICONIQ Motors Limited, controls those in Mainland China;

●	our senior management have signed employment contracts with our Dubai headquarters entity; and

●	we had transferred over 60 patent rights from our Mainland China operating subsidiaries to our Dubai headquarters entity.

Rabdan Discontinuation

The Company has developed its major product line of Rabdan branded vehicles, including the Rabdan One model, which was the first NEV awarded a “Made in the Emirates” certificate in the UAE. The Company has marketed three Rabdan models, Rabdan One, Rabdan Five (which was discontinued shortly upon the launch) and Rabdan Seven, to its customers, each of which have been jointly developed by the Company and its partners in China. The Company holds registered trademarks for Rabdan One and Rabdan Seven in the UAE. In the fiscal years ended December 31, 2023, 2024, and 2025, the Company assembled and delivered 889 Rabdan-branded vehicles to its customers.

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

In June 2024, the Company was notified by the same representative to refrain from selling any Rabdan branded vehicles within the UAE. Since that time, the Company has commenced the re-badging of approximately 320 vehicles held in inventory from the Rabdan brand to the Company’s own brand. The Company has entered into a sales agreement to sell all such re-badged vehicles. At the date of this report, the Company is progressing the vehicle delivery under the sales agreement and collecting the sales proceeds of delivered vehicles and has delivered approximately 300 vehicles under the sales agreement.

In connection with the discontinuance of the Rabdan branded vehicles, we initiated a workforce restructuring plan beginning in January 2024. As of December 31, 2024, we had reduced our workforce by 222 employees and recognized severance-related charges totaling US$1.7 million, which were recorded within general and administrative expenses, selling expenses, and research and development expenses in our consolidated statement of operations for the year then ended.

In the event we may incur additional severance costs in future periods as the restructuring plan progresses, such costs will be recognized in the period in which they become probable and reasonably estimable, in accordance with ASC 420-10.

Joint Venture with W Motors

On January 14, 2025, we entered into a joint venture agreement with W Motors, a homegrown brand and a mobility solutions provider in UAE, to establish a joint venture company to engage in the businesses of automobile modification and customizations, vehicle distribution, sale of after-sales auto parts and provision of car services.

Pursuant to the joint venture agreement, we will hold a majority stake of 51% in the joint venture while W Motors will hold the remaining 49%. We will provide intellectual property valued at US$100 million, including patents, software, and related technologies. W Motors, on the other hand, will contribute its existing police vehicle and modification business, encompassing market channels, contracts, and equipment, valued at US$100 million.

Pursuant to the joint venture agreement, the joint venture will have a board of directors appointed by both parties, with us appointing the Chairperson and a total of 3 directors (including the Chairperson) and W Motors appointing a total of 2 directors. W Motors will appoint the general manager of the joint venture, while we and W Motors will jointly nominate the chief financial officer.

As of the date of the annual report, the joint venture has not yet been formally established.

Partnership with W Motors Dubai Branch

On October 9, 2025, we through one of our wholly-owned subsidiaries, Astra Mobility Meta (Cayman) Limited, entered into a partnership agreement with W Motors Dubai Branch, a company providing turnkey mobility services with in-house design, engineering, and manufacturing capabilities and mobility fleet solutions to governments and corporates in the Middle East and North Africa region, to establish a strategic collaboration focusing on the joint development, procurement, and deployment of electric and autonomous vehicle solutions in the Middle East and other target markets.

Pursuant to this partnership agreement, we and W Motors Dubai Branch will collaborate on the design, engineering, prototyping, and manufacturing of last-mile delivery vehicles, multi-purpose autonomous vehicles (including autonomous delivery solutions), and electric utility vehicles tailored to the operational needs of W Motors’ clients. Upon successful development and testing of such vehicles, W Motors Dubai Branch has committed to procure 30,000 vehicles over a period of five years. The partnership agreement further provides W Motors Dubai Branch with exclusivity for manufacturing such vehicles, subject to limitations. If we terminate the partnership agreement prior to the completion of this project, we are required to refund any development payments made by W Motors Dubai Branch.

Strategic Cooperation with JW Group

Asset Contribution and Share Issuance Agreement with JW International LLC-FZ

On August 8, 2025, we entered into an asset contribution and share issuance agreement with JW International LLC-FZ, a limited liability company organized under United Arab Emirates law that owns and operates a complete knock-down automotive assembly facility in Pakistan (“JW,” together with its parent company, JW Corporation, the “JW Group”).

Pursuant to this Agreement, JW will grant us exclusive operational rights to a 563,000-square-foot manufacturing factory located in the JW-SEZ China-Pakistan Special Economic Zone in Lahore, Pakistan, with an annual production capacity of 50,000 vehicles, as well as access to JW’s established dealerships, distribution channels, and after-sales infrastructure throughout Pakistan. Additionally, JW has committed to facilitating the sale of no less than 50,000 our passenger and commercial vehicles over the four years after the closing of this transaction by allowing us access to its local sales networks.

In exchange, we will issue 10,000,000 restricted Class B ordinary shares to JW at a fixed price of US$1.41 per share. The restricted shares will be subject to a four-year lock-up period, with 25% of the shares becoming transferable at the end of each anniversary year following the closing of this transaction.

The closing of this transaction is contingent upon the satisfaction of certain conditions precedent, including JW’s delivery of executed factory access agreements and sales network cooperation agreements, which will be assigned to us, and proof of unencumbered title to the factory and access to sales and distribution network, as well as our receipt of board approval for the issuance of the restricted shares. Closing is expected to occur within 15 business days after satisfaction of these conditions. This agreement may be terminated by November 6, 2025. In addition, a material breach of certain key provisions confers a termination right if not cured within 60 days after notice.

As of the date of this annual report, this transaction has not been closed, and we have not issued any restricted shares to JW.

Joint Venture with JW Global Holding L.L.C-FZ and Ferox Investment L.L.C.

On September 4, 2025, we through our subsidiary, Roboai Investment L.L.C.-FZ, entered into a joint venture agreement with JW Global Holding L.L.C-FZ, a company incorporated in the United Arab Emirates, and Ferox Investment L.L.C., a company incorporated in the United Arab Emirates, to establish a limited liability company in the United Arab Emirates with a proposed corporate name of “Robo.AI Industrial City.” According to this agreement, the joint venture will leverage the strengths of all parties to create a collaborative and efficient industrial ecosystem. The authorized activities of the joint venture will include, but are not limited to, premium intelligent vehicles production and distribution, eVTOL production and distribution, production of smart logistics and delivery hardware, and development of other smart devices.

Pursuant to this joint venture agreement, we through our subsidiary will hold 51% of equity interest in the joint venture through contribution of supply chain management, technology products and relevant intellectual property; JW Global Holding L.L.C-FZ will hold 24.5% of equity interest in the joint venture through contribution of land or plant or warehouse and local regulatory approval support; and Ferox Investment L.L.C. will hold 24.5% of equity interest in the joint venture through contribution of business development and marketing services. The joint venture’s board of directors will consist of five members, with three (including the Chairman) appointed by us and one by each of the other two partners. We will be entitled to appoint the chief executive officer and chief financial officer of the joint venture.

The joint venture agreement has a term of 20 years and may be renewed by mutual written consent. As of the date of this annual report, the joint venture has not yet been formally established.

Joint Venture with JW Global Holding L.L.C-FZ

On September 19, 2025, we through an affiliate entered into another joint venture agreement with JW Global Holding L.L.C-FZ to establish a joint venture in the United Arab Emirates under Abu Dhabi Global Market or Dubai International Financial Centre regulations under the proposed name “RJ Investment L.L.C.-FZ”, subject to regulatory approval. The joint venture will engage in the import, purchase, marketing, and sale of commercial vehicles (battery or internal combustion engine powered) and provision of related aftersales service within Pakistan, the Gulf, and Arabian Peninsula region.

Pursuant to the joint venture agreement, we through our affiliate will hold 51% of the joint venture’s equity interest and JW Global will hold 49%. we will contribute our commercial vehicle supply chain resources and network in China, while JW Global will contribute its commercial vehicle importation, distribution, sales, service resources, and network within the designated territory. We and JW Global also will make proportionate cash contributions as required to meet registered capital requirements and the need of initial seed funding in the amount of US$5,000. Future capital contribution will be subject to the approval of the board of directors of the joint venture.

The joint venture agreement further provides for the creation of a management equity incentive pool within 90 days after the incorporation of the joint venture, representing 20% of the fully diluted share capital, to be allocated from the parties’ equity, resulting in fully diluted holdings of 40.8% of the joint venture’s equity interest by our affiliate, 39.2% by JW Global, and 20% by the management. The vesting of management equity pool will be contingent upon the achievement of certain key performance indicators. All shareholder rights and obligations associated with the management equity pool are fully delegated to and will be exclusively exercised by our affiliate.

The board of the joint venture will comprise five members, of whom three (including the chairman) will be appointed by us and two by JW Global. The chief executive officer of the joint venture will be jointly appointed by both parties, while the chief financial officer will be appointed by us.

The joint venture agreement has a term of 20 years and may be renewed by mutual written consent. As of the date of this annual report, the joint venture has not yet been formally established.

Joint Venture with EVT Aerotechnics (Nanjing) Co., Ltd.

On September 6, 2025, we entered into a cooperation agreement with EVT Aerotechnics (Nanjing) Co., Ltd. (“EVT”), an eVTOL R&D and manufacturing enterprise in China, to establish a joint venture company in the United Arab Emirates. The joint venture will be engaged in (i) the global sales of eVTOL, (ii) the establishment of an eVTOL semi-knocked down or completely knocked down factory in the UAE, (iii) the global distribution of eVTOL aircraft under the “RoVtol” brand, and (iv) the localized development of eVTOL aircrafts based on existing products and tailored for the local market.

We will contribute assembly facilities, government relations resources, regulatory approval support, market access support, global market development, and ongoing research and development funding support. EVT will contribute an exclusive license (which is valid for five years) for eVTOL technology and products outside of mainland China, together with technical support and personnel training services. We and EVT will hold 51% and 49% of the equity interest in the joint venture, respectively.

Pursuant to the cooperation agreement, the board of directors of the joint venture shall consist of five members, of which we shall nominate three and EVT shall nominate two. In addition, we are entitled to appoint the chairman of the board and the chief financial officer and EVT has the right to nominate the chief executive officer, whose nomination is subject to the approval of the board of the joint venture.

We executed definitive agreements with EVT, including shareholder agreements, articles of association, technology license agreements and other relevant agreements that govern the joint venture’s formal establishment and operations on September 29, 2025.

The joint venture, Rovtol International Limited, was incorporated in the Cayman Islands effective October 13, 2025. We through our wholly-owned subsidiary, Rovtol Limited, holds 51% of the equity interest in the joint venture, and EVT holds the remaining 49%.

Acquisitions

Strategic Investment in Aitos.io Pte. Ltd.

On September 18, 2025, we entered into a share purchase agreement with two shareholders of Aitos.io Pte. Ltd., a technology company focusing on the decentralized physical infrastructure networks, and Mobius Technology Limited, a company incorporated under the laws of British Virgin Islands which consists of the key executives and digital asset experts of Aitos.io Pte. Ltd. The two sellers are Mobius Technology Co., Limited, a company incorporated under the laws of Hong Kong SAR, and Dreamwork International Investments Ltd., a company incorporated under the laws of British Virgin Islands.

Pursuant to the purchase agreement, we agreed to purchase from the sellers an aggregate of 1,745 ordinary shares of Aitos.io Pte. Ltd., representing 16.58% of its issued and outstanding shares, for a total consideration of US$8.29 million, payable in 5,181,250 Class B ordinary shares of our company at US$1.6 per share, within fifteen business days from the execution of the purchase agreement. In addition, we agreed to issue 6,000,000 Class B ordinary shares to the core management team as performance incentives and retention bonus upon the closing. The shares issued thereunder are subject to transfer restrictions and will be unlocked in two tranches: 50% three months after the closing and the remaining 50% six months after the closing. We will receive 8.29% of Aitos.io’s issued and outstanding shares, on the date that is three months following the closing and the remaining 50% on the date that is six months following the closing.

We will be entitled to appoint one new director to Aitos.io’s board of directors within five business days after the Closing. As of the date of this annual report, this transaction has not been closed. We have issued 4,922,930 shares to Mobius Technology Co., Limited, 6,000,000 shares to Mobius Technology Limited, and 258,320 shares to Dreamwork International Investments Ltd.

Equity Acquisition Agreement with Astra Mobility Meta (Cayman Islands) Limited

On February 28, 2025, we entered into a share exchange acquisition agreement with Astra Mobility Meta (Cayman Islands) Limited (“Astra”), a Cayman Islands exempted company. On May 25, 2025, we, Astra, and its two shareholders, entered into a supplemental agreement to amend and supplement the original share exchange acquisition agreement. The two shareholders were Easymeta Journey Limited (British Virgin Islands), a business company incorporated in the British Virgin Islands holding 51% equity interests of Astra, and Planeter Future Holding Limited (British Virgin Islands), a business company incorporated in the British Virgin Islands holding 49% equity interests of Astra.

Pursuant to these agreements, we agreed to issue 15,000,000 Class B ordinary shares as consideration shares, each such share being valued at $1.00 per share, to the two Astra shareholders in exchange for all of their equity interest in Astra. The consideration shares are subject to a lock-up period commencing on the date of issuance and ending: (a) with respect to 50% of such shares, on the one-year anniversary of continued service of the Astra shareholders and the team under their management with Astra; and (b) with respect to the remaining 50% of such shares, on the two-year anniversary of the continued service of the Astra shareholders and the team under their management with Astra, subject in each case to the achievement of performance conditions to be determined by the our board of directors.

Upon our acceptance of an appraisal report of Astra, issued by a qualified third-party appraisal firm, (i) the Astra shareholders will transfer 100% of Astra equity interest to us and Astra will become our wholly-owned subsidiary and (ii) we will issue the consideration shares to an escrow account jointly controlled by us, Astra and the Astra shareholders. The shares shall be released from the escrow account to the Astra Shareholders upon the registration of Astra’s intellectual property with the relevant government authorities. In the event that Astra failed to complete the IP Registration within 18 months from the date of the supplemental agreement, the consideration shares shall be forfeited and returned to us. Pursuant to the Astra Agreement, the consideration shares may only be registered with the Securities and Exchange Commission upon our acceptance of appraisal report and IP Registration.

On August 29, 2025, the Astra Shareholders transferred all of their equity interest in Astra to us and Astra became our wholly-owned subsidiary. As of the date of this annual report, we have not issued any consideration shares to the two Astra shareholders as the issuance is subject to the achievement of performance conditions to be determined by our board of directors.

Acquisition of Chinasky Car Trading FZE

We entered into a share purchase agreement dated as of February 19, 2026 through our indirectly wholly owned subsidiary, Robo.ai Investments L.L.C.-FZ, with Yuntao Liu (the “Seller”), the 100% equity owner of Chinasky Car Trading FZE, (the “Target”), an automobile trading company incorporated in Dubai under the laws of United Arab Emirates.

Pursuant to the share purchase agreement, Robo.ai Investments L.L.C.-FZ will acquire from the Seller 51% of the issued and outstanding shares of the Target, for a total consideration of US$1,000,000, payable in 7,388,799 Class B ordinary shares of the Company (the “Consideration Shares”). The Consideration Shares are subject to a lock-up period of 4 years commencing on the closing date and will be released in four equal annual tranches on each of the first four anniversaries of the closing date. Closing will occur on or before March 31, 2026 or on a later date as mutually agreed in writing, provided that all conditions precedent have been satisfied or waived. As of the date of this annual report, the transaction has not been closed.

Investment from Global Institutional Investors

Convertible Note Facility

On December 10, 2025, we entered into a securities purchase agreement with JAK Mobility Ventures II LLC (the “Securities Purchase Agreement”), pursuant to which we agreed to issue and sell, and JAK Mobility Ventures II LLC agreed to purchase, in multiple closings, subject to the satisfaction or waiver of certain closing conditions, Notes in an aggregate original principal amount of up to $80 million, which Notes are convertible into Class B ordinary shares at a purchase price of US$920 per US$1,000 of principal amount. Also on December 10, 2025, we completed the initial closing pursuant to the Securities Purchase Agreement in which we issued and sold to JAK Mobility Ventures II LLC a Note in the aggregate principal amount of US$8.5 million for a purchase price of US$7.82 million, which matures on December 10, 2027 and has an initial conversion price of US$0.58 per Class B ordinary share.

Equity Purchase Facility

On December 11, 2025, we entered into an equity purchase facility agreement (the “EPFA”), with SZOP Opportunities I LLC. Pursuant to the EPFA, we have the right, but not the obligation, to direct SZOP Opportunities I LLC to purchase up to US$100.0 million in newly issued Class B ordinary shares. During the term of the EPFA, we may, subject to the terms and conditions therein, direct SZOP Opportunities I LLC to purchase a certain portion of the commitment amount (“Advance”) by delivering a notice to SZOP Opportunities I LLC. We shall, in our sole discretion, select the amount of our requested Advance in each notice.

Joint Venture with DaBoss.AI Inc.

We entered into a joint venture agreement dated as of February 9, 2026 through our indirectly wholly owned subsidiary, Robo.ai Investments L.L.C.-FZ, with DaBoss.AI Inc. in connection with a proposed establishment of joint venture under the laws of the United Arab Emirates to establish an Embodied AI Data Collection Center within the territories of the Gulf Cooperation Counsil. Robo.ai Investments L.L.C.-FZ is responsible for all non-technical infrastructure and operational support, while DaBoss.AI Inc. is responsible for all technical and commercial operations of the joint venture’s core function.

Pursuant to the joint venture agreement, we will beneficially own 51% of the joint venture and thus will consolidate our financial results under U.S. GAAP. Both parties agree that additional shareholders may participate in the joint venture based on strategic business and operational development needs. The joint venture is expected to be established within 60 days after the execution of the joint venture agreement. As of the date of this annual report, the joint venture has not yet been formally established. The board of directors of the joint venture will consist of five people, three of whom will be appointed by Robo.ai Investments L.L.C.-FZ and two of whom will be appointed by DaBoss.AI Inc. The CEO of the joint venture company will be nominated by DaBoss.AI Inc., while the CFO will be nominated by Robo.ai Investments L.L.C.-FZ. Any single expenditure exceeding US$100,000 requires the joint signature of the CFO and an authorized representative of DaBoss.AI Inc., which will have real-time, read-only access to all financial systems. Certain reserved matters require the approval of shareholders representing at least two-thirds of the voting rights or the affirmative vote of the director appointed by DaBoss.AI Inc.

The first major project planned by the joint venture will be the deployment of an initial distributed data collection network within the United Arab Emirates.

All business opportunities involving data collection and annotation services utilizing robotic terminals or robotic arms in physical location in the Gulf Cooperation Counsil region must be executed exclusively by the joint venture, and any party diverting this business will be subject to financial penalties. The joint venture will serve as the preferred provider for data collection outside of the Gulf Cooperation Counsil region. However, DaBoss.AI Inc. maintains the sole and absolute discretion to route global orders based on specific scenario requirements, technical standards, and cost-efficiency across various regions.

As of the date of this annual report, the joint venture has not yet been formally established.

Joint venture with Tachyon9 Corporation

We entered into a joint venture agreement dated as of January 28, 2026 through our indirectly wholly owned subsidiary, Robo.ai Investments L.L.C.-FZ, with Tachyon9 Corporation in connection with a proposed establishment of joint venture under the laws of the United Arab Emirates to invest in, develop, own, and operate data center facilities.

Pursuant to the joint venture agreement, we will beneficially own 51% of the joint venture and thus will consolidate our financial results under U.S. GAAP. The joint venture is expected to be established within 60 days after the execution of the joint venture agreement. As of the date of this annual report, the joint venture has not yet been formally established. The board of directors of the joint venture will consist of three people, two of whom will be appointed by Robo.ai Investments L.L.C.-FZ and one of whom will be appointed by the other joint venture party. The CEO of the joint venture company will be appointed by both joint venture parties, while the CFO will be appointed by Robo.ai Investments L.L.C.-FZ.

The first material project planned by the joint venture will be the development and operation of a data center facility with a target design capacity of approximately twenty megawatts (20 MW) of critical IT load. The planned project will be located within the Asia-Pacific or Middle East and North Africa regions, with the specific site to be mutually agreed upon by the joint venture parties based on a feasibility study to be commissioned by the joint venture.

As of the date of this annual report, the joint venture has not yet been formally established.

Disposition of ICONIQ Holding Limited

We entered into an agreement for the transfer of one ordinary share in our wholly-owned subsidiary, ICONIQ Holding Limited, dated as of February 5, 2026 (“Energy Plus Agreement”) with Energy Plus Management Limited, pursuant to which Energy Plus Management Limited agreed to acquire from us 100% of the issued and outstanding ordinary shares of ICONIQ Holding Limited for a purchase price of US1.00 in cash. In the Energy Plus Agreement, the Company and Energy Plus have made representations and warranties and have agreed to covenants relating to the transaction. The closing of the transaction took place in March 2026.

Corporate Events

Reverse Stock Split

We implemented a 1-for-20 reverse stock split of all classes of our ordinary shares on April 6, 2026 to regain compliance with the US$1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market with respect to our Class B ordinary shares. After the reverse stock split, the par value of Class A ordinary shares and Class B ordinary shares changed from US$0.0001 each to US$0.002 each.

Extraordinary General Meeting of Shareholders

We held an extraordinary general meeting of shareholders on October 23, 2025, where our shareholders adopted the share capital increase and the Fourth Amended and Restated Memorandum and Articles of Association to reflect the share capital increase, expand the power of the Board to effect any stock split and reverse stock split, and make other miscellaneous revisions. Effective October 23, 2025, our share capital was increased from US$50,000, divided into 500,000,000 shares comprising of (i) 100,000,000 Class A ordinary shares of a par value of US$0.0001 per share and (ii) 400,000,000 Class B ordinary shares, to US$400,000, divided into 4,000,000,000 shares comprising (i) 500,000,000 Class A ordinary shares and (ii) 3,500,000,000 Class B ordinary shares of a par value of US$0.0001 each.

We held an extraordinary general meeting of shareholders on August 12, 2025, where our shareholders adopted the name change from “NWTN Inc.” to “Robo.ai Inc.”, the appointment of Yehong Ji as our new independent director, and the Third Amended and Restated Memorandum and Articles of Association to reflect the change of our Company’s name. Our name change became effective on August 15, 2025.

Change in Our Certifying Accountant

Effective September 15, 2025, Assentsure PAC was dismissed as our independent registered public accounting firm and Onestop Assurance PAC was appointed as our independent registered accounting firm for the fiscal year ending December 31, 2025. See “Item 16F. Change in Registrant’s Certifying Accountant” for details.

Change of Board and Management Composition

Alan Nan Wu resigned as our Chief Executive Officer, effective May 13, 2025. Benjamin Bin Zhai transitioned from the role of Non-Executive Director of the Board and a member and Chairman of the Compensation Committee to the role of Chief Executive Officer and Executive Director of the Board, effective May 13, 2025. Jinming Dong resigned as our Chief Financial Officer effective July 2, 2025. On July 3, 2025, Adrian Wong was appointed as our Chief Financial Officer and John Chaoyin Xie was appointed as our Chief Operating Officer. On July 30, 2025, Joseph Levinson resigned as a member of the board of our directors. Yehong Ji was appointed as our independent director and a member of the audit committee effective August 12, 2025. Aaron Huainan Liao resigned as our director and Executive Global President, effective December 31, 2025. Michael S. Cashel and Alain Batty resigned from our Board of Directors, Nomination Committee, and Strategy and Environmental Social and Governance Committee, effective December 31, 2025.

B.	Business overview.

Overview

Headquartered in Dubai, UAE, we strive to offer vehicles that embody a “passenger-centric” design philosophy. Our innovative vehicle designs integrate technologies such as digital connectivity and autonomous driving to deliver outstanding travel experience to passengers. Since our rebranding in August 2025, we have been strategically shifting into a decentralized, AI-powered intelligent asset platform that integrates smart vehicles, robotics, and blockchain. Our mission is to build a global AI asset platform that connects AI terminals across industries, empowers users with intelligent infrastructure, and reshapes how value is created and exchanged worldwide. Our vision is to pioneer an intelligent future with an AI-powered smart mobility, smart device, and smart asset ecosystem.

We have historically focused on the development of a portfolio of EVs, including MUSE and autonomous logistics vehicles, which are planned to be equipped with autonomous driving technology and digital connectivity through collaboration with strategic partners. The vehicles provide a unique insight into our design DNA and will help anchor our brand positioning as we progressively launch our vehicle portfolio. We envision each of the vehicles to be one enhanced with perception, reasoning, and actuating devices that enhance the riding experience. We are systematically expanding into the smart mobility solutions sector as part of our ongoing transition toward an AI-powered smart mobility ecosystem. Moreover, by partnering with automotive engineering service providers, we have adopted an asset-light manufacturing model, which we believe allows us to lower our initial capital expenditures and ramp up the production and commercialization of our products efficiently. Furthermore, we have established strategic collaborations to jointly develop and deploy electric and autonomous mobility and smart logistics solutions in key international markets to further support our transformation. See “Item 3. Key Information— Recent Development.” We continue to explore opportunities with new partners to enhance product features and to develop new models that can leverage economy of scale from our existing product platforms and technologies, which will help attract external resources, reinforce our brand, and generate additional revenue. See “Item 4. Information on the Company – B. Business Overview — Manufacturing — Our asset-light manufacturing model.”

We believe that in recent years, the demand growth in the global passenger vehicle markets has been fueled by increases in per capita income, adoption of electric vehicles, and significant advancement in technologies such as advanced driver assistance system. While electric vehicles remain an important part of our business, we are progressively broadening our focus to adjacent intelligent mobility areas such as autonomous logistics and eVTOLs, supported by our evolving AI and digital technology capabilities.

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

We are currently in the concept A surface digital design and packaging feasibility phase for upper body and initial production intent design phase for underbody including chassis, high voltage and components, and body structure for the development of MUSE. See “— Manufacturing — Vehicle development and contract engineering process.” We are working with W Motors and others to complete MUSE design. MUSE will be our first mass-production SPV in the market. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to customers, on schedule, and on a large scale is unproven and still evolving. Our vehicles may not perform in line with customer expectations.” and “Risk Factors — Risks Relating to Our Business — Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business.”

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

SKD Project

Since 2022, we have forged ahead with a strategic partnership with leading mainstream OEMs within Mainland China. This collaboration has been far-reaching but significant, as it has enabled us to secure the exclusive rights for sales and joint development of specific vehicle models in the UAE region.

We capitalized on our robust local manufacturing capabilities in the UAE. We sourced complete sets of new-energy vehicle parts and components from within China. These components were then transported to the UAE. Subsequently, at our Abu Dhabi factory, the relevant vehicle models underwent SKD production.

Since 2023, we have increased the local production of the following vehicle models: NWONE (SUV) and RABDAN ONE (SUV) and RABDAN SEVEN (MPV) in the UAE by virtue of the SKD model.

We plan to shift our resources and capital to development of MUSE, GHIATH and Astra models.

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

Research and Development

Our R&D efforts are focused on vehicle design, product engineering, manufacturing engineering, intelligent seating design, intelligent network, vehicle body engineering, vehicle safety engineering, data and data security, supply quality engineering, CAD (computer-aided design) and supply chain management. In addition, we plan to work with our ecosystem partners to design and develop a rich portfolio of smart software and hardware. We are in the process of assembling a team of experienced experts and engineers to bring innovative and safe passenger vehicles to market. For the years ended December 31, 2023, 2024, and 2025, we invested US$24.4 million, US$4.5 million, and US$0.1 million in R&D activities, respectively, which accounted for 12.2%, 4.6%, and 0.04% of our total operating expenses, respectively. We expect to scale up both our in-house R&D and collaboration with external R&D partners in order to enhance and commercialize our products and technologies.

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

For corporate customers, we seek to offer smart mobility solutions through various commercial partnerships with, for example, travel companies, corporate fleets, luxury hotels and passenger service companies to meet the unique demands of corporate customers and travelers through tailor-made service packages. In the future, our integrated business service platform is planned to enable corporate clients to define and customize both hardware and software of their vehicle fleet with a broad range of value-add services at their disposal. Additionally, we believe our smart vehicle products are an ideal candidate for mobile vehicle pooling businesses and smart city public transportation.

For all customers, our sales network globally is planned to be asset-light, which we believe will provide an accelerated representation model that delivers both the brand and customer experience, sales performance and investment returns for our partners. We believe this will ensure all our customers globally can enjoy a consistently outstanding Robo.ai brand and ownership experience.

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

Currently, we are at the styling, surfacing and initial packaging phase for MUSE and are completing the platform and design integration. We have further begun detailed design of the vehicle’s body-in-white (BIW), interior and exterior, powertrain, battery and electrical architecture. We aim to develop a platform which is eventually capable of supporting Level 4 and above autonomous driving technology. For details, see “— Research and Development.”

We have paid certain fees to W Motors and bore certain costs as part of the preliminary development of the MUSE.

See also “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Any delays in the manufacturing and launch of the commercial production vehicles in our pipeline could have a material adverse effect on our business.”

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

Our Suppliers

During the year ended December 31, 2025, our major suppliers mainly included suppliers of lithium, interior and other automotive components. We procure components from both domestic and global suppliers. In our procurement process, we choose suppliers based on a variety of factors, such as technological expertise, product quality, manufacturing capacity, price and market reputation. We continuously seek to optimize our supply chain to improve cost efficiency and control supply chain risks. See also “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our vehicles according to our schedule and at prices, quality levels and volumes acceptable to us.”

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

Moreover, we seek to cooperate with leading big data and cloud computing service suppliers to provide highly-effective data processing and safety services to further enhance the security of customer data. MUSE is planned to carry the AI-NAS system, which is equipped with a firewall that separates a vehicle’s entertainment system from its operation control system to ensure the safety of passengers. We are not aware of any material data leakage or security breach incidents during the year ended December 31, 2025. See “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — Our business generates and processes a large amount of data, and we are required to comply with laws and regulations in jurisdictions relating to data privacy and security. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

Intellectual Property

Our intellectual property rights are importantly valuable to our business. We rely on a combination of intellectual property laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. As of December 31, 2025, we had transferred over 60 patent rights from our PRC operating subsidiaries to our Dubai headquarters. We plan to leverage our asset-light strategy to focus more investment into the development of our intellectual property to support our passenger-centric strategy. For details, see “Item 3. Key Information — D. Risk Factors — Risks Relating Our Business — We rely on patents (including pending patent applications), unpatented proprietary know-how, trade secrets and contractual restrictions to protect some of our intellectual and other proprietary rights. Failure to adequately protect, enforce or otherwise obtain sufficient coverage of intellectual and other proprietary rights may undermine our competitive position and could materially and adversely affect our business, prospects, results of operations or financial condition.”

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

Corporate social responsibility

We are subject to various laws and regulations in respect of occupational health and safety, and are committed to complying with such regulatory requirements, preventing and reducing hazards and risks associated with our operation, and ensuring the health and safety of our employees and surrounding communities. During the year ended December 31, 2025, we had no material accidents in the course of our operation and we were unaware of any material claims for personal or property damages in connection with health and occupational safety.

Legal Proceedings and Compliance

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. To our knowledge, except as disclosed below, as of the date of this annual report, the total exposure to all pending litigations against us was insignificant. We and our subsidiaries are taking appropriate measures to settle such cases, and we believe there are no legal proceedings pending or threatened against us or our directors that could, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We are subject to claims, disputes, lawsuits and other legal and administrative proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse, we could have a material adverse effect on our business, prospects, results of operations or financial condition.”

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

Tianqi Group executed the instalment plan and repaid the accrued interests and part of the legal fees in the amount of US$6.1 million (RMB 41.4 million) for the year ended December 31, 2022. During 2023, Tianqi Group repaid in the amount of US$7.9 million (RMB56.0 million) according to the instalment plan, leaving a total of US$8.5 million (RMB60.0 million) in debt obligations to Yizhong outstanding. Before the Company’s divestiture of Tianqi Group, the Company accrued default interests of US$1.7 million and US$3.6 million as interest expense, net in 2024 and 2023.

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

On June 30, 2025, the court of first instance rendered a judgment ordering NWTN Zhejiang to compensate Tiancheng for economic losses in the amount of RMB5 million. Tiancheng has since appealed the judgment, and the second-instance proceedings are currently in the second-instance litigation stage as of the date of this annual report.

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

Employee Disputes

As of December 31, 2025, a total of 26 employees had filed an arbitration against the Company, among whom, 26 had formally terminated the employment relationship with the Company. Settlement agreements were entered with those employees in 2022 and 2023.

Subsequent to the issuance of the audit report dated June 10, 2025, the Company became involved in a legal matter related to an employee arbitration award against Shanghai ZunYu Automotive Sales Ltd. In July 2025, the matter was referred to court-mediated pre-litigation proceedings. As of the date of this annual report, the case is in the second instance stage.

Compliance

During the year ended December 31, 2025, we had experienced the following non-compliance incidents:

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

As we established our headquarters in and moved our place of incorporation to Dubai, UAE on March 22, 2022, we are subject to the laws and regulations of the UAE onwards. For details, see “Risk Factors — Risks Relating to Our Business — Uncertainties with respect to the UAE legal system and changes in laws and regulations in the UAE, including with respect to licenses, approvals and taxes, could adversely affect our business.”

Regulations

Our operations in the United Arab Emirates are subject to UAE laws and regulations that affect our vehicle and parts import and sale business. Federal Law No. 36 of 2023 (the Commercial Agency Law) defines a commercial agent as any person who distributes or sells goods for the account of a principal and could be interpreted to apply to our business. Termination of any supply relationship could therefore give rise to a claim for compensation for goodwill. Conversely, we may lack legal standing to enforce exclusive distribution rights, if any. Federal Law No. 5 of 2023 on Consumer Protection treats us as a “supplier” and requires us to provide warranties, repairs, or refunds for defective vehicles regardless of manufacturer warranty obligations. The UAE Federal Customs Authority requires accurate HS code classification, country of origin declaration, and valuation for all imported vehicles. Post-clearance audits may result in penalties for misclassification. As a high-value vehicle seller, we are a Designated Non-Financial Business or Profession under UAE anti-money laundering regulations, requiring customer due diligence, record retention for five years, and filing of suspicious transaction reports with the UAE Financial Intelligence Unit. Non-compliance may result in penalties. Finally, we must comply with UAE sanctions obligations and, as a Nasdaq-listed issuer, with U.S. OFAC sanctions, including prohibitions on transactions with designated persons or sanctioned countries. Although we maintain compliance programs, the UAE regulatory environment may change, and we cannot assure investors that existing or future regulations will not adversely affect our business.

C. Organizational structure.

The following diagram illustrates our corporate structure, including our principal and other subsidiaries as of the date of the annual report.

Cayman
UAE
US
BVI
HK
China
Robo.ai Inc.
100%
100%
ROBO.AI Holding Limited
Astra Mobility Meta(Cayman) Limited
100%
70%
100%
Roboai Investments L.L.C.-FZ
Robocar Inc.
Rovtol LTD
100%
51%
100%
NWTN Automobile Cars Trading - Sole Proprietary LLC
Robus Trading FZ
ROBOAIIO GENERAL TRADING LLC
100%
Robocar International LLC
51%
Rovtol International Limited
100%
Simo Robot Technology(Shanghai) LTD

D. Property, plants and equipment.

As of December 31, 2025, we did not own any premises, and utilized the facilities under operating leases. Our workspaces totaled more than 1,000 rentable square meters as of December 31, 2025, including factory, offices, storages and vehicle display spaces. Given our asset-light business model, we believe that our facility arrangements are adequate to meet our current needs.

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

Selling Expenses

Our selling expenses mainly consist of freight, depreciation, vehicle, marketing, promotional and advertising expenses.

Research and Development Expenses

Our research and development expenses consist primarily of design and development expenses with new technology, payroll and related expenses for research and development professionals, materials and supplies, and other research and development related expenses. We expense all research and development costs as incurred.

Other Loss

Other income (expenses), net

Other income (expenses), net consists primarily of (i) the additional individual income tax expenses incurred due to our late payroll payment, (ii) contingent liabilities for litigation, (iii) expenses or gains incurred resulting from discrepancies in the enforcement payments, including exemption or overpayments, following the legal proceedings or negotiated settlements, (iv) government subsidies, and (v) disposal loss of property and equipment.

Interest expenses, net

Interest expenses, net consists primarily of (i) interest earned on cash deposits in banks, and (ii) interest accrued by us in arrears on various loans and others.

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

Changes in fair value of convertible notes

Changes in fair value of convertible notes are primarily related to our convertible notes.

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

	For the years ended December 31,
	2025	2024	2023
	(In USD in thousands)
Net revenue	$950	$11,995	$37,333
Cost of revenues	(356)	(9,327)	(49,014)
Gross profit (loss)	594	2,668	(11,681)
Operating expenses:
General and administrative expenses	(156,964)	(90,956)	(168,971)
Selling expenses	(676)	(2,609)	(6,908)
Research and development expenses	(64)	(4,479)	(24,434)
Total operating expenses	(157,704)	(98,044)	(200,313)
Loss from operations	(157,110)	(95,376)	(211,994)
Other loss, net:
Other income (expenses), net	2,006	(22,840)	(18,482)
Interest expenses, net	(9,802)	(2,691)	(3,248)
Financial expenses	-	(36,137)	(30,000)
Impairment of property and equipment	-	-	(3,183)
Loss of impairment on investments	-	(15,918)	-
Changes in fair value of warrant liabilities	(35)	236	212
Change in fair value of convertible notes	(2,626)	-	-
Total other loss	(10,457)	(77,350)	(54,701)
Loss before income tax provision	(167,567)	(172,726)	(266,695)
Income tax provision	-	-	-
Net loss	$(167,567)	$(172,726)	$(266,695)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the years ended December 31,
	2025	2024	2023
General and administrative expenses	$117,036	$-	$23,338
Total	$117,036	$-	$23,338

Year ended December 31, 2025 compared with year ended December 31, 2024

Net Revenue

Our net revenue decreased by US$11.0 million, or 92.1% from US$12.0 million in 2024 to US$1.0 in 2025. The significant decline was primarily attributable to the Company’s ongoing strategic transformation, under which it is repositioning its business to focus on the sectors of Smart city, smart mobility, and AI.

Cost of revenues

Our cost of revenues decreased by US$8.9 million, or 96.2% from US$9.3 million in 2024 to US$0.4 in 2025, primarily attributable to the decrease of revenue.

General and administrative expenses

Our general and administrative expenses increased by US$66.0 million, or 72.6% from US$91.0 million in 2024 to US$157.0 million in 2025. This increase was primarily attributable to an increase of US$117.0 in share-based compensation expenses, mainly due to equity incentives granted to employees for retention and performance, and equity-settled consideration for services from providers, and partially offset by: (i) a decrease of US$37.8 million in allowance for credit losses, (ii) a decreases of US$7.1 million, US$3.7 million and US$2.4 million in payroll expenses, professional services expenses and rental fees, respectively, driven by the reduction in operating scale.

Selling expenses

Our selling expenses significantly decreased by US$1.9 million, or 74.1% from US$2.6 million in 2024 to US$0.7 million in 2025 primarily attributable to our business downsizing in 2025 resulting in the decrease in freight expenses and marketing and promotional expenses.

Research and development expenses

Our research and development expenses decreased by US$4.4 million, or 98.6% from US$4.5 million in 2024 to US$0.1 million in 2025, primarily due to reduced vehicle development activities, as well as lower R&D related payroll expenses resulting from a decrease in R&D headcount during the year.

Other income (expenses), net

We recorded net other income of US$2.0 million in 2025, primarily due to US$2.5 million gain from the resolution of a legal dispute and a US$0.7 million gain from the disposal of R&D vehicles. These gains were partially offset by a US$1.2 million loss from disposal of obsolete or inadequately maintained property and equipment. In comparison, we recorded net other expenses of US$22.8 million in 2024, mainly due to contingent liabilities for litigation and expenses recognized in connection with legal disputes.

Interest expense, net

Our interest expense, net increased by US$7.1 million from US$2.7 million in 2024 to US$9.8 million in 2025, primarily due to interest accrued on overdue third-party loans and interest accrued on outstanding litigation-related payables.

Financial expenses

Our financial expenses were nil and US$36.1 million for the years ended December 31, 2025 and 2024, which represented a 15% guaranteed annual return on a PIPE investment that be obligated by our several shareholders. Please see Note 9 PIPE Escrow Account to our consolidated financial statements in this annual report for details.

Loss of impairment on investments

Loss of impairment on investment were nil and US$15.9 million for the year ended December 31, 2025 and 2024, which was primarily attributable to the full impairment of our long-term investment in W Motors due to the investee’s net liability position.

Net loss

As a result of the foregoing, we had a net loss of US$167.6 million in 2025 and US$172.7 million in 2024.

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

General and administrative expenses

Our general and administrative expenses decreased by US$78.0 million, or 46.2% from US$169.0 million in 2023 to US$91.0 million in 2024, primarily attributable to (i) an decrease of US$19.8 million in allowance for expected credit loss due to our expectation that the corresponding receivables and prepayments would not be recoverable, given our current operating conditions, and (ii) decreases of US$23.3 million, US$19.6 million, US$6.3 million, US$4.1 million and US$1.4 million in share-based compensation expenses, professional services expenses, directors’ and officers’ insurance expenses, business entertainment expenses and rental fees respectively, as a result of downsizing for discontinuation of our Rabdan-branded vehicle line during 2024.

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

Financial expenses

Our financial expenses increased by US$6.1 million from US$30.0 million in 2023 to US$36.1 million in 2024, which was primarily attributable to the 15% guaranteed annual return on a PIPE investment that certain shareholders promised to an investor of us and a fund usage fee during 2024. Please see Note 9 PIPE Escrow Account to our consolidated financial statements in this annual report for details.

Loss of impairment on investments

Loss of impairment on investment was US$15.9 million for the year ended December 31, 2024, which was primarily attributable to the full impairment of our long-term investment in W Motors due to the investee’s net liability position.

Net loss

As a result of the foregoing, we had a net loss of US$172.7 million in 2024 and US$266.7 million in 2023.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

Our subsidiaries incorporated in the BVI are not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

United Arab Emirates

Our subsidiaries incorporated in United Arab Emirates are currently not subject to taxation in United Arab Emirates, as companies operating in the designated free zones of the UAE and not conducting business activities in the UAE mainland are exempt from corporate taxes or customs duty.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subjected to Hong Kong profits tax. With effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first HKD 2 million of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. If no election has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to standard profits tax rate. Because the preferential tax treatment is not elected by us, the subsidiaries registered in Hong Kong are subject to income tax at a rate of 16.5%.

Mainland China

Generally, our WFOE and subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

United States

Our subsidiary, which incorporated in USA in 2022, is subject to statutory U.S. Federal corporate income tax at a rate of 21% for the years ended December 31, 2025, 2024 and 2023. U.S. does not believe it is more likely than not that the losses are realizable. There is no related tax provision other than state minimum taxes.

No income tax provision has been recognized for the years ended December 31, 2025, 2024 and 2023.

We do not file combined or consolidated tax returns, therefore, losses from our individual subsidiaries may not be used to offset other subsidiaries’ earnings within us. Valuation allowance is considered on each individual subsidiary basis. Full valuation allowance had been provided as of December 31, 2025 and 2024 respectively in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

For the years ended December 31, 2025, 2024 and 2023, we incurred financial expenses related to the 15% guaranteed annual return totaling nil, US$6.1 million and US$30.0 million, respectively. During 2023 and early 2024, we made advance payments to the PIPE Investor amounting to US$15.0 million and US$45.0 million, respectively, on behalf of the Pledgors. As the Pledgors have not reimbursed us for these payments, we recorded amounts due from the Pledgors of US$15.0 million on August 29, 2023 and US$45.0 million on July 1, 2024, respectively, with corresponding credits to additional paid-in capital, reflecting a deemed capital contribution.

On September 7, 2023, Mr. Alan Wu, the former CEO of the Company, the Group, and the investor entered into a loan agreement under which we were permitted to withdraw $30 million from the account for a three-month period. The withdrawn amount bore an annualized interest rate of 10%, which was recognized as an interest expense in 2023.

On July 1, 2024, an addendum was signed to restructure the original loan agreement. Under the revised terms, we agreed to transfer $10 million to the investor, thereby terminating the loan agreement. We considered the $10 million as a fund usage fee and recognized it as a financial expense in 2024.

After evaluating the collectability of these amounts, we recorded a full provision for the amounts due from the Pledgors as of December 31, 2025 and 2024, respectively. See Note 24 in this annual report, Related Party Transactions, for further details.

B. Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. For the years ended December 31, 2025, 2024 and 2023, we incurred significant and recurring operating losses of approximately US$157.1 million, US$95.4 million and US$212.0 million, respectively. Operating cash flows were negative at approximately US$5.1 million and US$138.0 million for the years ended December 31, 2025 and 2023, respectively, compared with a positive inflow of US$33.6 million for the year ended December 31, 2024. We reported working capital deficits of approximately US$116.6 million and US$70.7 million as of December 31, 2025 and 2024, respectively, and an accumulated deficit of approximately US$904.4 million as of December 31, 2025, compared to approximately US$737.0 million as of December 31, 2024. We are also exposed to unresolved litigation and guarantee obligations, which could further strain its limited financial resources. These conditions raise substantial doubt about our ability to continue as a going concern.

Historically, we have relied on financing from existing shareholders and third-party investors as its primary sources of liquidity. In order to address its liquidity needs and improve its financial position, management has implemented or plans to implement the following actions:

1.	Disposal of ICONIQ Holding Limited. In February 2026, we completed the disposal of ICONIQ Holding Limited, which management expects will eliminate historical liabilities and significant losses associated with that business. See Note 28 Subsequent Events for further details.

2.	Potential financing arrangements. We have entered into an equity purchase facility with SZOP Opportunities I LLC and a convertible note facility with JAK Mobility Ventures II LLC in December 2025, providing potential access to up to US$100.0 million and US$80.0 million, respectively. However, our ability to obtain funding under these arrangements is subject to various conditions, including market conditions, regulatory requirements and contractual limitations, and there can be no assurance that we will be able to access such funding when needed. See Note 14 and Note 22 for further details.

While management believes that the above actions may provide additional liquidity and improve our financial position, these plans are subject to significant uncertainties and conditions that are not entirely within our control. Accordingly, management cannot conclude that it is probable that these plans will effectively alleviate the substantial doubt about our ability to continue as a going concern within one year after the issuance date of these consolidated financial statements. Therefore, substantial doubt about our ability to continue as a going concern remains.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty and have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the ordinary course of business.

The following table sets forth a summary of our cash flows for the periods presented.

	For the years ended December 31,
	2025	2024	2023
	(In USD in thousands)
Net cash (used in) provided by operating activities	$(5,066)	$33,577	$(138,046)
Net cash provided by (used in) investing activities	76	(656)	(21,229)
Net cash provided by (used in) financing activities	8,827	(55,000)	(26,979)
Effect of exchange rate changes	203	(24)	(2,366)
Net increase/(decrease) in cash and cash equivalents	4,040	(22,103)	(188,620)
Cash and cash equivalents and restricted cash, at beginning of the period	1,287	23,390	212,010
Cash and cash equivalents and restricted cash, at end of the period	$5,327	$1,287	$23,390

Operating Activities

Net cash used in operating activities was US$5.1 million in 2025, primarily due to net loss of US$167.6 million, adjusted for the positive non-cash items of US$155.8 million that primary consisted of: (i) impairment loss of advance to suppliers and prepaid expenses and other current assets of US$4.3 million, (ii) share-based compensation of US$117.0 million, (iii) change in fair value of convertible notes of US$2.6 million, (iv) interests on loans from a third party of US$1.8 million; and (v) allowance for expected credit losses of $23.7 million; and further adjusted for changes in operating assets and liabilities that have a positive effect on operating cash flow which were consisted primary of: (i) a decrease in inventories of US$1.8 million, (ii) an increase in accounts payable of US$3.8 million, and (iii) an increase in accrued expenses and other current liabilities of US$3.2 million primarily reflected accrued interest on litigation-related payables; partially offset by negative factors consisted mainly of (i) a decrease in operating lease payment of US$1.7 million primarily due to the termination of certain leases.

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

Investing Activities

Net cash provided by investing activities was approximately nil in 2025.

Net cash used in investing activities was US$0.7 million in 2024, mainly due to loans to related parties of US$0.5 million.

Net cash used in investing activities was US$21.2 million in 2023, mainly due to loans to related parties of US$15.7 million and purchases of property and equipment of US$5.5 million.

Financing Activities

Net cash flows provided by financing activities was US$8.8 million in 2025, primarily attributable to (i) proceeds from convertible notes of US$7.1 million, (ii) loan proceeds from related parties of US$1.1 million, and (iii) proceeds from shareholder contributions of US$0.8 million; partially offset by repayments of loan from a related party of US$0.2 million.

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

Contractual obligations and contingencies

Through the issuance date of our consolidated financial statements, we have been involved in certain legal proceedings and disputes arising in the ordinary course of business, as further described in Note 26 Commitments and contingencies to our consolidated financial statement in this annual report.

Except for the above, we are not aware of any other pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of our consolidated financial statements.

Off-Balance Sheet Commitments and Arrangements

During the years ended December 31, 2025, 2024 and 2023, except as otherwise disclosed in this annual report, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

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

Fair value measurement of warrant liabilities

We does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.

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

We issued 350,000 Private Warrants, 690,000 Representative Warrants and 13,800,000 Public Warrants in connection with its Transaction. The Public Warrants met the criteria for equity classification and are recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination. The Private Warrants contain exercise and settlement features that may change with a change in the holder, which precludes the Private Warrants from being indexed to our own stock. For Representative Warrants, net cash settlement is assumed under ASC 815-40 as we are required to deliver registered shares to the purchasers of Representative Warrants. Therefore, both the Private Warrants and the Representative Warrants are recognized as warrant liabilities on the Consolidated Balance Sheet at fair value, with subsequent changes in fair value recognized in the Consolidated Statement of Operations and Comprehensive Loss at each reporting date until exercised.

Fair value measurement of convertible notes

Under the Fair Value Option Subsection of ASC Subtopic 825-10, Financial Instruments – Overall (“ASC 825”), we have an irrevocable option to designate certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in the statement of operations. Changes in fair value do not include accrued interest on debt instruments. Any changes in the fair value of liabilities resulting from changes in instrument-specific credit risk are reported in other comprehensive (loss) gain. We separately measure changes attributed to instrument-specific credit risk by calculating the difference between the overall change in the fair value of the instrument and the change attributed to fluctuations in the relevant risk-free.

We elected the fair value option for its convertible notes, and we believe the fair value option best reflects the economics of the underlying transaction. See Note 14 for details.

Current expected credit loss

On January 1, 2023, we adopted ASC 326, Financial Instruments—Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model) using the modified retrospective transition method.

Our financial assets subject to the CECL model mainly include accounts receivable, amounts due from related parties and other current and non-current assets.

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

Allowance for expected credit loss of US$23.7 million, US$64.4 million, and US$22.8 million were recognized for the years ended December 31, 2025, 2024 and 2023, respectively.

Impairment loss of non-financial assets

Advance to suppliers and prepayments represent amounts paid in advance for goods or services to be received in the future. Such amounts do not represent financial assets as they do not give rise to a contractual right to receive cash or another financial instrument, and therefore are not within the scope of ASC 326 Financial Instruments—Credit Losses.

We evaluate the recoverability of advance to suppliers and prepayments at each reporting date. When events or changes in circumstances indicate that the carrying amount of prepayments may not be recoverable, we assess whether it is probable that the prepaid amounts will not be realized through the receipt of goods or services, or through refund.

The Company evaluates the recoverability of advance to suppliers and prepayments at each reporting date. When events or changes in circumstances indicate that the carrying amount of prepayments may not be recoverable, the Company assesses whether it is probable that the prepaid amounts will not be realized through the receipt of goods or services, or through refund.

Indicators of impairment may include, but are not limited to, significant financial difficulties of the counterparty, bankruptcy or insolvency, disputes regarding performance under the underlying agreements, cancellation or termination of contracts, or other adverse changes in the business environment that affect the counterparty’s ability to fulfill its obligations.

If it is determined that the carrying amount is not recoverable, an impairment loss is recognized in the amount by which the carrying value of the prepayments exceeds the amount expected to be recovered.

Estimates of recoverability involve significant judgment and are based on available information regarding the financial condition of counterparties and the status of the underlying arrangements.

We recognized impairment loss of US$4.3 million, US$1.2 million and US$62.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Inventory write-down

Inventories, consisting of smart electric vehicles and auto parts and materials purchased, are stated at the lower of cost or net realizable value, with net realized value represented by estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged products, which is dependent upon factors such as historical and forecasted consumer demand, as well as the aging of inventory.

During the years ended December 31, 2025, 2024, and 2023, we recognized inventory write-downs of US$0.1 million, US$0.9 million and US$16.1 million, respectively, within cost of revenues.

Provision of income tax and valuation allowance for deferred tax asset

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Our operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($13,913). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

We accrued income tax payable of US$9 as of December 31, 2025 and 2024. We did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023 respectively. We do not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

We have evaluated subsequent events through the date of issuance of the consolidated financial statements, and did not identify any subsequent events with material financial impacts on our consolidated financial statements except as disclosed in Note 28 Subsequent events.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding directors and our executive officers as of the date of this annual report.

Name	Age	Position

Alan Nan Wu	45	Executive Chairman

Benjamin Bin Zhai	58	Chief Executive Officer and Executive Director

Elizabeth Ching Yee Chung	55	Independent Non-Executive Director

Jin He	40	Independent Non-Executive Director

Yehong Ji	60	Independent Non-Executive Director

Adrian Wong	39	Chief Financial Officer

John Chaoyin Xie	34	Chief Operating Officer

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

Yehong Ji has served as an Independent Non-Executive Director of our board of directors since August 2025. He is currently a Senior Advisor at the Investment Banking Division of Barclays Singapore. He was the Vice Chairman of Greater China Banking of Barclays from March 2021 to June 2025. Prior to that, Mr. Ji served as the Managing Director and Co-Head of China Business Development at ICBC International, Hong Kong from September 2017 to March 2021. From June 2016 to September 2017, he was the Co-President of China Science & Merchant Investment Management. He served as Managing Director of China Investment Banking at JP Morgan Securities, Hong Kong from May 2011 to June 2016. Prior to that, he also worked at various financial institutions, including Credit Suisse, Citigroup Global Markets, Morgan Stanley and NM Rothschild, Jardine Fleming Securities. His earlier career experience includes roles at Beijing Huayuan Group, China Ministry of Foreign Economic Relations and Trade and Hangzhou Automotive Engine Plant. Mr. Ji obtained a bachelor’s degree in science in Applied Mechanics from Chongqing University and a bachelor’s degree of economics in international trade from the University of International Business and Economics in Beijing.

Adrian Wong has served as our Chief Financial Officer since July 2025, who brings nearly two decades of investment banking and strategy consulting experience to our Company, with particular expertise in advising high-growth technology and mobility companies. Most recently, Mr. Wong served as Managing Director at China Galaxy International Securities from March 2023 to June 2025, the investment banking arm of China Investment Corporation, where he led the industrial team. Previously, he spent eight years at Morgan Stanley’s Investment Banking Division from August 2015 to February 2023 as an Executive Director with expertise in industrial and mobility technology sector. His career began in consulting at Mercer Limited from July 2008 to May 2013. Mr. Wong holds an MBA from The Wharton School at the University of Pennsylvania and earned his bachelor’s degree in psychology from The Chinese University of Hong Kong.

John Chaoyin Xie has served as our Chief Operation Officer since July 2025. He has deep expertise in the new energy vehicle sector and a proven track record in ESG strategy development and execution. From February 2021 to September 2024, Mr. Xie served as Secretary-General of NIO Users Trust and concurrent Chairman of NIO Users Foundation, where he refined organizational management and strategic execution capabilities. Prior to that, he led the Innovation Business Unit in China, focusing on automotive strategy consulting and smart manufacturing solutions from December 2015 to January 2021. From July 2015 to December 2015, he started his career at BMW. Mr. Xie holds a Bachelor of Business Administration from Jilin University.

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

Cash Compensation

In the year ended December 31, 2025, we paid an aggregate of US$476 thousand as salaries, bonuses, and fees to our senior officers named in this annual report.

Equity Awards

In the fiscal year ended December 31, 2025, 3,635,001 earnout shares was issued to Muse Limited (a company held by Mr. Alan Nan Wu, Executive Chairman of the Company). Please refer to Note 20 Share-Based Compensation for more details.

Employment Agreements

We have entered into employment agreements with the following executive officers.

Employment Agreement with Benjamin Bin Zhai

On May 9, 2025, the Company through its wholly-own subsidiary, ICONIQ Green and Mr. Zhai entered into an employment contract for Mr. Zhai’s services as the Chief Executive Officer of ICONIQ Green for a term of four years, commencing from May 13, 2025, with a base salary of US$20,000 per month. Mr. Zhai will be granted (i) 5,000,000 restricted Class B ordinary shares of the Company as of May 13, 2025 (the “Initial Grant”) pursuant to the 2022 Equity Incentive Plan of the Company (the “2022 Plan”) and (ii) up to 3,560,000 restricted Class B ordinary shares of the Company (together with the Initial Grant, the “Grants”) pursuant to the 2022 Plan upon achievement of certain key performance indicator and approval of the Board. 32% of granted shares will vest in a single batch six months after the grant date and the remaining 68% will vest in four equal annual installments of 17% each, with each installment vesting on the anniversary of the grant over four years, subject to Mr. Zhai’s continued service to the Company. However, if the granted shares have not been registered at the vesting date, such vesting date is automatically extended until 10 trading days after the registration of those shares with the Securities and Exchange Commission. Mr. Zhai has agreed to a non-compete and non-solicitation restriction for six months after the termination of the employment contract. The Employment Contact may be terminated by either party within a one-month advance written notice or immediately by ICONIQ Green in the event of Mr. Zhai’s breach of the employment contract or misconduct, negligence or breach of duty or trust. Mr. Zhai is entitled to payments on account of any end of service entitlement in line and payable under the UAE Labour Law 33 of 2021 and any amendments, notifications, and regulations thereof.

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

Employment Agreement with Howard Shixuan Yu

On March 1, 2022, Mr. Howard Shixuan Yu, our former Chief Technology Officer, entered into a limited term employment contract with ICONIQ Green Technology FZCO, our wholly-owned subsidiary and Dubai headquarters entity, for Mr. Yu’s services as the Chief Technology Officer of ICONIQ Green Technology FZCO for a term of three years from March 1, 2022 to February 28, 2025. Mr. Yu is entitled to wage in accordance with the regulations determined by Ministry of Human Resources & Emiratisation of UAE and participation in our employee stock ownership plan. The employment contract may be terminated by either party with a 30-day advance notice.

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

Employment Agreement with Adrian Wong

On July 3, 2025, Mr. Adrian Wong entered into a limited term employment contract with ICONIQ Green Technology FZCO, our wholly-owned subsidiary and Dubai headquarters entity, for Mr. Wong’s services as the Chief Financial Officer of the Company for a term of four years from July 3, 2025. Mr. Wong is entitled to wage in accordance with the regulations determined by Ministry of Human Resources & Emiratisation of UAE and participation in our employee stock ownership plan. The employment contract may be terminated by either party with a one-month advance notice.

Employment Agreement with John Chaoyin Xie

On July 3, 2025, Mr. John Chaoyin Xie entered into a limited term employment contract with ICONIQ Green Technology FZCO, our wholly-owned subsidiary and Dubai headquarters entity, for Mr. Xie’s services as the Chief Operating Officer of the Company for a term of four years from July 3, 2025. Mr. Xie is entitled to wage in accordance with the regulations determined by Ministry of Human Resources & Emiratisation of UAE and participation in our employee stock ownership plan. The employment contract may be terminated by either party with a one-month advance notice.

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

Cash Compensation

During the fiscal year ended December 31, 2025, cash compensation of US$400 thousand was paid to our former non-executive directors.

Equity Awards

In the fiscal year ended December 31, 2025, 3,635,001 earnout shares was issued to Muse Limited (the company held by Mr. Alan Nan Wu, Executive Chairman of the Company). Please refer to Note 20 Share-Based Compensation for more details.

C. Board Practices.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors consists of five members as of the date of this annual report and consisted of five members as of December 31, 2025. Officers are elected by and serve at the discretion of the board of directors.

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

Audit Committee

Our audit committee is composed of Elizabeth Ching Yee Chung, Jin He, and Yehong Ji, with Ms. Chung serving as chairperson, as of the date of this annual report. As of December 31, 2025, our audit committee was composed of Elizabeth Ching Yee Chung, Yehong Ji and Jin He, with Ms. Chung serving as chairperson. Our board of directors has determined that all such committee members meet the independence requirements under the Nasdaq Listing Rules and under Rule 10A-3 of the Exchange Act. Each member of the audit committee is financially literate, in accordance with Nasdaq audit committee requirements, and possesses prior experience sitting in auditing committees of publicly-listed companies. Ms. Chung qualifies as an “audit committee financial expert” as defined in the applicable SEC rules. In arriving at this determination, our board of directors examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Nomination Committee

Our nomination committee is composed of Alan Nan Wu, Elizabeth Ching Yee Chung, and Jin He, with Mr. Wu serving as chairperson, as of the date of this annual report, and was composed of Alan Nan Wu as of December 31, 2025. The nomination committee is responsible for the assessment of the performance of the board of directors, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues.

Compensation Committee

Our compensation committee is composed of Elizabeth Ching Yee Chung, Jin He, and Yehong Ji, with Mr. He serving as chairperson, as of the date of this annual report. As of December 31, 2025, our compensation committee was composed of Elizabeth Ching Yee Chung and Jin He, with Mr. He serving as chairperson. The compensation committee is responsible for reviewing and making recommendations to the board of directors regarding its compensation policies for our officers and all forms of compensation. The compensation committee also administers our equity-based and incentive compensation plans and makes recommendations to the board of directors about amendments to such plans and the adoption of any new employee incentive compensation plans.

Strategy and Environmental Social and Governance (ESG) Committee

Our Strategy and ESG Committee is composed of Alan Nan Wu, Benjamin Bin Zhai, Yehong Ji, Elizabeth Ching Yee Chung, and Jin He, with Mr. Wu serving as chairperson, as of the date of this annual report, and was composed of Alan Nan Wu with Mr. Wu serving as chairperson, as of December 31, 2025. The Strategy and ESG Committee is responsible for reviewing and making recommendations to the board of directors regarding our strategic development, operational management, corporate sustainability, regulatory compliance, as well as environmental social and governance policies for our officers and employees.

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

Shareholder Communication with the Board of Directors

Shareholders and other interested parties may communicate with the board of directors, including non-management directors, by sending a letter to us at Meydan Grandstand, 6th floor, Meydan Road, Nad AI Sheba, Dubai, United Arab Emirates for submission to the board of directors or committee or to any specific director to whom the correspondence is directed. Shareholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial stockholder of our securities. All communications received as set forth above will be opened by the Corporate Secretary or his or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the board of directors will be forwarded promptly to the chairman of the board of directors, the appropriate committee or the specific director, as applicable.

D. Employees.

As of December 31, 2025, we had a total of 29 employees. Over 70% of our employees held bachelor degree or above. The number of our employees significantly decreased from 68 as of December 31, 2024 due to strategic transformation.

As required by regulations in Mainland China, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under laws in Mainland China to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government regulations from time to time. As of December 31, 2025, we had paid full social insurance contributions for certain employees.

E. Share ownership.

The following tables show the beneficial ownership of ordinary shares as of April 27, 2026 by:

●	each person known by us to beneficially own more than 5% of the outstanding ordinary shares;

●	each of our named executive officers and directors; and

●	all of our named executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of April 27, 2026 through the exercise of any option, conversion or any other right. As of April 27, 2026, there were 19,783,529 ordinary shares issued and outstanding, consisting of 1,817,501 Class A ordinary shares and 17,966,028 Class B ordinary shares. Each Class A ordinary share is convertible into one (1) Class B ordinary share at any time at the option of the holder of such Class A ordinary share. Each Class A ordinary share is entitled to twenty-five (25) votes, while each Class B ordinary share is entitled to one vote.

Unless otherwise noted, the business address of each beneficial owner is c/o Meydan Grandstand, 6th floor, Meydan Road, Nad Al Sheba, Dubai, UAE.

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of April 27, 2026:

Name and Address of Beneficial Owner	Number of Class A Ordinary Shares Beneficially Owned	% of Class	Number of Class B Ordinary Shares Beneficially Owned	% of Class	% of Total Voting Power
Directors and Executive Officers
Alan Nan Wu(1)	1,817,501	100%	426,941	2.4	72.3
Benjamin Bin Zhai	—	—	166,500	*	*
Elizabeth Ching Yee Chung	—	—	3,750	*	*
Jin He	—	—	3,750	*	*
Yehong Ji	—	—	13,088	*	*
Adrian Wong	—	—	82,500	*	*
John Chaoyin Xie	—	—	33,000	*	*
All executive officers and directors as a group	1,817,501	100%	729,529	4.1	72.8
Five Percent Holders
MUSE LIMITED(2)	1,817,501	100%	8,622	*	71.7
VISION PATH HOLDINGS LIMITED(3)	—	—	2,062,164	11.5	3.3
JAK MOBILITY VENTURES II LLC(4)	—	—	1,796,603	10.0	2.8
ICONIC INVESTMENT ONE SPV RSC LTD(5)	—	—	1,535,463	8.6	2.4
ZHEJIANG JINHUA JINYI NEW DISTRICT DEVELOPMENT GROUP CO., LTD(6)	—	—	974,659	5.4	1.5

*	Less than 1% of the total number of outstanding ordinary shares.

(1)

Represents 418,319 Class B ordinary shares held of record by Alan Nan Wu and 1,826,123 ordinary shares held of record by MUSE LIMITED. MUSE LIMITED is a company incorporated under the laws of British Virgin Islands, wholly owned by Alan Nan WU, Executive Chairman of our board of directors, with its business address at Sea Meadow House, P.O. Box 116 Road Town, Tortola, British Virgin Islands.

(2)

Represents 1,826,123 ordinary shares held of record by MUSE LIMITED, consisting of (i) 1,817,501 Class A ordinary shares, which will be automatically converted into an equal number of Class B ordinary shares on a one-for-one basis if sold in accordance with the Fourth Amended and Restated Memorandum and Articles of Association, and (ii) 8,622 Class B ordinary shares. MUSE LIMITED is a company incorporated under the laws of British Virgin Islands, wholly owned by Alan Nan WU, Executive Chairman of our board of directors, with its business address at Sea Meadow House, P.O. Box 116 Road Town, Tortola, British Virgin Islands.

(3)

Represents 2,062,164 Class B ordinary shares held of record by VISION PATH HOLDINGS LIMITED. VISION PATH HOLDINGS LIMITED is a company incorporated under the laws of British Virgin Islands, whose ultimate beneficial owner is Zhifa DONG. The business address of VISION PATH HOLDINGS LIMITED is at Overseas Company Services Limited, UNIT 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola VG 1110, British Virgin Islands.

(4)	Represents Class B ordinary shares issuable to JAK Mobility Ventures II LLC (“JAK Mobility”) upon conversion of the Initial Note, subject to the beneficial ownership limitation in the Initial Note, as reported by the Schedule 13G filed on December 30, 2025. JAK Mobility is managed by ATW Partners Opportunities Management LLC (the “Advisor”). Antonio Ruiz-Gimenez and Kerry Propper serve as the managing members of the Adviser (the “Managing Members”). JAK Mobility, the Adviser, and the Managing Members may be deemed to have shared voting and dispositive power with respect to the securities beneficially owned by JAK Mobility and each of JAK Mobility, the Adviser and the Managing Members disclaim beneficial ownership of the Company’s securities reported herein. The business address of each of the foregoing entities and individuals is c/o ATW Partners Opportunities Management LLC, ONE PENN, 1 Pennsylvania Plaza, Suite 4810, New York, New York 10119.

(5)

Represents 1,535,463 Class B ordinary shares held of record by ICONIC INVESTMENT ONE SPV RSC LTD. ICONIC INVESTMENT ONE SPV RSC LTD is a company incorporated under the laws of United Arab Emirates, whose ultimate beneficial owner is Al Ataa Investment LLC. The business address of ICONIC INVESTMENT ONE SPV RSC LTD is at 2427 Resco-work 03, 24, A1 Sila Tower, Abu Dhabi, Global Market Square, A1 Maryah Island, Abu Dhabi, United Arab Emirates.

(6)

Represents 974,659 Class B ordinary shares held of record by ZHEJIANG JINHUA JINYI NEW DISTRICT DEVELOPMENT GROUP CO., LTD. ZHEJIANG JINHUA JINYI NEW DISTRICT DEVELOPMENT GROUP CO., LTD is a company incorporated under the laws of China, which is wholly owned by Zhejiang Jinyi Holdings Group Co., Ltd. The business address of ZHEJIANG JINHUA JINYI NEW DISTRICT DEVELOPMENT GROUP CO., LTD is at Room 406, Jinshan Science and Innovation Park, No. 658 Jinshan Avenue, Xiaoshun Town, Jindong District, Jinhua City, Zhejiang Province, China.

Record Holders

As of April 27, 2026, we had 1 holder of record of our Class A ordinary shares and 56 holders of record of our Class B ordinary shares. The number of holders of record and the shares they held is based exclusively upon the certified shareholder list provided by our transfer agent and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in the Company.

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

Plan Administration

Our board of directors or any committee authorized by our board will have authority to administer the 2022 Plan. In addition, to the extent it is desirable to qualify transactions under the 2022 Plan as exempt under Rule 16b-3 of the Exchange Act, the committee and such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the 2022 Plan, the administrator has the power to administer the 2022 Plan and make all determinations deemed necessary or advisable for administering the 2022 Plan, including but not limited to, the power to determine the fair market value of Class B ordinary shares, select the service providers to whom awards may be granted, determine the number of shares or dollar amounts covered by each award, approve forms of award agreements for use under the 2022 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the 2022 Plan and awards granted under it, prescribe, amend and rescind rules and regulations relating to the 2022 Plan, including creating sub-plans, modify or amend each award, and allow a participant to defer the receipt of payment of cash or the delivery of shares that otherwise would be due to such participant under an award. For the avoidance of doubt under the Nasdaq listing rules, the administrator has authority to grant awards under the 2022 Plan to any eligible individual, which awards may cover in excess of five percent (5%) of the number of all our classes of ordinary shares and/or five percent (5%) of the voting power of Robo.ai Inc. outstanding before the issuance of the applicable award. The administrator has the power, to the extent permitted by applicable laws, to delegate functions to subcommittees comprised of members of our board or other individuals satisfying applicable laws (which may include employees). Without obtaining the consent of the applicable participant or approval by our shareholders, the administrator also has the authority to allow participants the opportunity under an exchange program to transfer outstanding awards granted under the 2022 Plan to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards granted under the 2022 Plan may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award granted under the 2022 Plan is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants and other parties and will be given the maximum deference permitted by applicable law.

Stock Options

Stock options may be granted under the 2022 Plan. Except with respect to substitute awards granted in connection with certain corporate transactions, the per share exercise price of options granted under the 2022 Plan must be equal to at least 100% of the fair market value of a Class B ordinary share on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of Robo.ai Inc.’s (or any of our parents’ or subsidiaries’) outstanding shares, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of our Class B ordinary share on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, Class B ordinary shares or other shares of another class of our ordinary shares, cashless exercise, net exercise, as well as other types of consideration permitted by applicable law. After the cessation of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the vested portion of the option will remain exercisable for six months; if such cessation is due to termination of service for cause, the shares covered by the option (including both the vested and the unvested portion of the option) will immediately revert to the 2022 Plan on the date of such termination. In all other cases, in the absence of a specified time in an award agreement, the vested portion of the option will remain exercisable for three months following the cessation of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the 2022 Plan, the administrator determines the terms of options. Until the ordinary shares are issued (as evidenced by the appropriate entry in our Register of Members or on our books or of our duly authorized transfer agent), the participant will not have any right to vote or receive dividends or have any other rights as a shareholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the 2022 Plan, as summarized further above. The exercise of any option under the 2022 Plan shall be subject to Robo.ai Inc. having a sufficient number of authorized shares available to cover such exercise, including that our shareholders shall have approved, in accordance with applicable laws.

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

Dissolution or Liquidation

If there is a proposed liquidation or dissolution of Robo.ai Inc., the administrator will notify participants at such time before the effective date of such event as the administrator determines and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.

Merger or Change in Control

The 2022 Plan provides that in the event of a merger of Robo.ai Inc. with or into another corporation or entity or a “change in control” (as defined in the 2022 Plan), each outstanding award will be treated as the administrator (as constituted prior to the merger or change in control) determines, without a participant’s consent. The administrator may provide that awards granted under the 2022 Plan will be assumed or substituted by substantially equivalent awards, be terminated immediately before the merger or change in control, become vested and exercisable or payable and be terminated in connection with the merger or change in control, be terminated in exchange for cash, other property or other consideration, or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, all portions of awards, or all awards of the same type, similarly.

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

With respect to awards granted to an outside director while such individual was an outside director that, in the event of a change in control, are assumed or substituted for equity awards of the acquirer, if on the date of or following such assumption or substitution the participant’s status as a director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the participant (unless such resignation is at the request of the acquirer), then the participant will fully vest in and have the right to exercise outstanding options and/or stock appreciation rights as to all of the shares underlying such award, including those shares which otherwise would not be vested or exercisable, all restrictions on other outstanding awards will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable award agreement, a Robo.ai policy related to director compensation, or other written agreement authorized by the administrator.

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

2026 Equity Incentive Plan

Our 2026 Equity Incentive Plan, which we refer to herein as the “2026 Plan,” became effective upon the Board approval on February 27, 2026. The 2026 Plan is materially the same as the 2022 Plan, except for the major revisions on authorized shares described below.

Subject to the adjustment provisions and the evergreen provision in the 2026 Plan, a total of Class B ordinary shares equal to fifteen percent (15%) of the aggregate number of ordinary shares issued and outstanding as of February 27, 2026 plus a number of Class A ordinary shares equal to fifty percent (50%) of the aggregate number of ordinary shares issued and  outstanding as of February 27, 2026 are reserved for issuance pursuant to the 2026 Plan.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the material U.S. federal income tax consequences of participation in the 2022 Plan and the 2026 Plan. There can be no assurance that those laws and regulations will not change in the future (including retroactively). The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non U.S. jurisdiction in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

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

Section 409A; Section 457A

Section 409A of the Code (“Section 409A”) provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards with a deferral feature granted under the 2022 Plan and the 2026 Plan to a participant subject to U.S. income tax will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income (including amounts payable under any aggregate arrangements), as well as interest on such deferred compensation. In addition, Section 457A of the Code generally provides that any compensation that is deferred under a nonqualified deferred compensation plan sponsored by certain entities that are considered to be a nonqualified entity is includible in gross income when there is no substantial risk of forfeiture of the rights to such compensation.

Medicare Surtax

In addition, a participant’s annual “net investment income,” as defined in Section 1411 of the Code, may be subject to a 3.8% U.S. federal surtax. Net investment income may include capital gain and/or loss arising from the disposition of our ordinary shares issued pursuant to awards under the 2022 Plan and the 2026 Plan. Whether a participant’s net investment income will be subject to this surtax will depend on the participant’s level of annual income and other factors.

Tax Effect

We generally will be entitled to a tax deduction in connection with an award under the 2022 Plan and the 2026 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a non-statutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to our chief executive officer and certain current and former “covered employees” as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m) of the Code, the annual compensation paid to any of these specified individuals will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND ROBO.AI INC. WITH RESPECT TO AWARDS UNDER THE 2022 PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. JURISDICTION IN WHICH THE PARTICIPANT MAY RESIDE.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees - E. Share Ownership.”

B.	Related party transactions.

(a) The table below sets forth the related parties and their relationships with us:

No.	Name of Related Parties	Relationship
1	ICONIQ (Tianjin) New Energy Technology Research Institute (“ICONIQ Institute”)	Controlled by the Company’s Executive Chairman, Mr. Alan Nan Wu (100%)
2	Shenzhen Yinghehuicheng Investment Center (Limited Partnership) (“Shenzhen Yinghehuicheng”)	A company controlled by a shareholder of the Company, and also a non-controlling shareholder of Tianqi Group
3	Tianjin Tuoda Enterprise Management Service Co., Ltd. (“Tianjin Tuoda”)	A company controlled by a group of shareholders of the Company, and also a non-controlling shareholder of Tianqi Group
4	Mr. Alan Nan Wu	Shareholder and Executive Chairman of the Company
5	Vision Path Holdings Limited (“Vision Path”) *	Shareholder of the Company
6	Shanghai OBS Culture and Technology Co., Ltd. (“Shanghai OBS”)	A company in which the Group holds a 20% equity interest. Mr. Aaron Huainan Liao, the Company’s Vice Chairman & Executive Global President, is the Chief Executive Officer of Shanghai OBS.
7	Al Ataa	Shareholder of the Company
8	Muse Limited	A company 100% held by Mr. Alan Nan Wu
9	Mr. Benjamin Zhai	Chief Executive Officer and Executive Director of the Company
10	My Car (Shenzhen) Technology Co., Ltd. (“My Car”)	A company which Mr. Alan Nan Wu held 25.3% and nil equity interest as of June 26, 2023 and June 30, 2023, respectively
11	Long Hope Holdings Limited (Long Hope) *	Shareholder of the Company

*	Vision Path and Long Hope were added as additional guarantors and jointly undertook joint and several guarantee obligations in respect of the Puluo Debt. See Note 26 Commitments and Contingencies to our consolidated financial statements in this annual report for details.

(b) We had the following significant related party transactions for the years ended December 31, 2025, 2024, and 2023:

	For the years ended December 31,
Nature	2025	2024	2023
Expense paid by a related party on behalf of the Group
– Mr. Benjamin Zhai (i)	$205	$-	$-
– Mr. Alan Nan Wu (ii)	-	(54)	(53)
Technical service provided by a related party
– Shanghai OBS	-	-	380
Loan proceeds from related parties
– Mr. Benjamin Zhai (i)	95	-	-
– Mr. Alan Nan Wu (ii)	1,034	-	-
Repayments to a related party
– Mr. Alan Nan Wu (ii)	188	480	4,658
Repayments of Mr.Nan Wu loan by Tianjin Tuoda
– Mr. Alan Nan Wu (iii)	-	-	1,592
Loan to related parties
– Shanghai OBS	16	63	-
– Tianjin Tuoda (iii)	95	-	15,679
Interest expenses of loan from a related party
– Mr. Benjamin Zhai (i)	150	-	-
Accrued financial expenses to PIPE Investor
– Al Ataa (see Note 9 PIPE escrow account for details)	-	(36,137)	(30,000)
Share-based compensation
– Muse Limited (see Note 20 share-based compensation for details)	-	-	23,338
– Vision Path (see Note 20 share-based compensation for details)	32,560	-	-
– Long Hope (see Note 20 share-based compensation for details)	$13,600	$-	$-

(c) We had the following related party balances with the related parties mentioned above:

	As of December 31,
	2025	2024
Amounts due from related parties:
– Tianjin Tuoda (iii)	$14,326	$13,662
– Mr. Alan Nan Wu (ii)	287	1,569
– Shanghai OBS	81	62
– The Pledgor (see Note 9 PIPE escrow account for details)	60,000	60,000
Subtotal	$74,694	$75,293
Less: Allowance for expected credit loss (see Note 9 PIPE escrow account for details)	(74,694)	(75,293)
Amount due from related parties, net	$-	$-

Amounts due to related parties, current:
– Vision Path (iv)	$4,855	$4,651
– Shenzhen Yinghehuicheng	672	644
– Mr. Benjamin Zhai (i)	450	-
Total	$5,977	$5,295

(i)

On April 16, 2025, the Group entered into a loan agreement with the Mr. Benjamin Zhai, pursuant to provide a loan in the principal amount of US$300. The loan has a term of 12 months from the date the funds are received by the Group. Under the terms of the agreement, the Company is required to repay a total amount of US$450 upon maturity, representing principal of US$300 and total interest of US$150. The effective annual interest rate is approximately 50%. Of the total loan proceeds, approximately US$95 was remitted directly to the Group, and the remaining US$205 was paid by Mr. Benjamin Zhai on behalf of the Group to settle audit service fees.

(ii)

In 2022, My Car paid loan and expenses on behalf of the Group totaled US$5.5 million, which were interest-free and repayable on demand, and the Group repaid US$5.8 million. The Group provided loan to My Car of US$1.5 million which was transferred to Mr. Nan Wu from My Car, as a result, the balance of amounts due from My Car as of December 31, 2025 and 2024 was nil.

In 2022, Mr. Nan Wu paid loan and expenses on behalf of the Group totaled US$3.8 million, net off the expenses the Group paid for Mr. Nan Wu. Mr. Nan Wu also provided interest-free loans of US$2.9 million to the Group for ordinary operations in 2022, which was repayable on demand. In 2023, the Group had repaid the amount in full to Mr. Alan Nan Wu.

In 2024, the Group made repayments to Mr. Nan Wu of US$0.5 million. In 2025, the Group received interest-free loans of US$1.0 million from Mr. Nan Wu and made repayments of US$0.2 million.

(iii)

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

In the second half of 2023, the Group continued to provide a series interest-free loans amounting to US$15.7 million to Tianjin Tuoda to support its normal operations. In 2025, the Group continued to provide a series interest-free loans amounting to US$0.1 million to Tianjin Tuoda. As of December 31, 2025 and 2024, US$14.3 and US$13.7 million remains outstanding.

(iv)

In August 2022, Vision Path, the Group and Hainan Union Management Co., Ltd (“Hainan Union”) entered into a share transfer agreement. Under the agreement, Vision Path would sell its shares of the Group to Hainan Union with an amount of US$5.0 million and provided the amount to the Group as an interest-free loan for two years to support the Group’s normal operations. Among them, US$3.0 million would be due on August 24, 2024 and the rest would be due on September 27, 2024. In 2025, the Group negotiated with Vision Path and consented to have an extension of payment of the total loan to extend the repayment date to December 31, 2026. As of December 31, 2025 and 2024, US$4.7 million is due and in default and the Group does not make any payment to Vision Path.

As of December 31, 2025, the Group recorded full credit losses for amounts due from related parties based on the management’ estimation of the collectability.

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

Our Class B ordinary shares and warrants commenced trading on The Nasdaq Capital Market on November 14, 2022 under the ticker symbols “NWTN” and “NWTNW,” respectively. We changed the trading symbol for our Class B ordinary shares from “NWTN” to “AIIO,” and the trading symbol for our warrants from “NWTNW” to “AIIOW,” both effective on August 26, 2025.

B.	Plan of distribution.

Not applicable.

C.	Markets

Our Class B ordinary shares and warrants are listed on the Nasdaq Capital Market under the symbols “AIIO” and “AIIOW,” respectively.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

Item 10. Additional Information

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

We incorporate by reference the description of our memorandum and articles of association, as amended and currently in effect in the Cayman Islands, set forth in our registration statement on Form F-1, as amended, declared effective on January 12, 2026 (File No. 333- 292526).

C.	Material contracts.

Al Ataa Agreements

In September 2022, Robo.ai Inc. and one of the PIPE Investors, Al Ataa Investment LLC (“Al Ataa”), entered into a PIPE Subscription Agreement for US$200 million into Robo.ai Inc. Following the execution of PIPE Subscription Agreement, in September 2022, seven shareholders of ICONIQ (“Pledgors”) and Al Ataa entered into a Cash Pledge Agreement, pursuant to which, The Pledgors have agreed to cover Al Ataa’s PIPE investment in Robo.ai Inc. by reimbursing Al Ataa for the difference between the sales price of Al Atta’s holding of Robo.ai Inc. stocks in open market and the US$10.26 book value of Al Atta’s holding shares, if the sales price is lower than the US$10.26 book value, for a period of 24 months. The Pledgors have also agreed to award Al Ataa’s PIPE investment in Robo.ai Inc. by guaranteeing Al Ataa with a minimum 15% annual return on its remaining holding of Robo.ai Inc. shares for a period of 24 months, to be paid on a semi-annual basis. In the event of an investment exit by Al Ataa, any accrued annual 15% return payments must be paid to Al Ataa calculated up to the exit date.

In addition, Robo.ai Inc., First Abu Dhabi Bank PJSC, as escrow agent, and an affiliate entity of Al Ataa entered into an Escrow Agreement for US$100 million as cash pledge for the disbursements stated in the Cash Pledge Agreement in a non-interest-bearing account.

For the years ended December 31, 2023, 2024, and 2025, we incurred financial expenses related to the 15% guaranteed annual return totaling US$30.0 million, US$26.1 million, and nil, respectively. During 2023 and early 2024, we made advance payments to the PIPE Investor amounting to US$15.0 million and US$45.0 million, respectively, on behalf of the Pledgors. As the Pledgors have not reimbursed us for these payments, we recorded amounts due from the Pledgors of US$15.0 million on August 29, 2023 and US$45.0 million on July 1, 2024, respectively, with corresponding credits to additional paid-in capital, reflecting a deemed capital contribution.

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

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of Robo.ai Inc. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

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

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. An instrument of transfer in respect of a warrant or Robo.ai Inc. ordinary shares is stampable if executed in or brought into the Cayman Islands.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), Robo.ai Inc. (the “Company”) has obtained an undertaking from the Financial Secretary that:

(1)	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company or its operations; and

(2)	no tax be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by the Company:

(a)	on or in respect of the shares, debentures or other obligations of the Company; or

(b)	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

The undertaking for the Company is for a period of 20 years from April 28, 2026.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

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

We did not recognize any income tax benefit for the years ended December 31, 2023, 2024, and 2025.

We do not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Company may not be used to offset other subsidiaries’ earnings within the Company. Valuation allowance is considered on each individual subsidiary basis. Full valuation allowance had been provided as of December 31, 2023, 2024, and 2025, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposal of Class B ordinary shares and warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. The One Big Beautiful Bill Act (OBBBA), enacted on July 4, 2025, made significant changes to the U.S. international tax rules, including renaming “global intangible low-taxed income” (GILTI) as “net CFC tested income” (NCTI) and renaming “foreign-derived intangible income” (FDII) as “foreign-derived deduction eligible income” (FDDEI), effective for taxable years beginning after December 31, 2025, and we cannot assure investors as to the impact of these changes on U.S. Holders. Robo.ai Inc. has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

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

U.S. Holders

Distributions on Class B Ordinary Shares

If Robo.ai Inc. makes distributions of cash or property on the Class B ordinary shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of Robo.ai Inc.’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. If Robo.ai Inc. does not provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that:

●	either (a) the shares are readily tradable on an established securities market in the United States, or (b) Robo.ai Inc. is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program;

●	Robo.ai Inc. is neither a PFIC (as discussed below”— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for Robo.ai Inc.’s in any taxable year in which the dividend is paid or the preceding taxable year;

●	the U.S. Holder satisfies certain holding period requirements; and

●	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

It is not expected that Robo.ai Inc. will be eligible for benefits of an applicable comprehensive income tax treaty with the United States. In addition, there also can be no assurance that Class B ordinary shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, Robo.ai Inc. will not constitute a “qualified foreign corporation” for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to Class B ordinary shares. Subject to certain exceptions, dividends on Class B ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Robo.ai Inc. with respect to the Class B ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of Class B ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed under “Description of Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a warrant would, however, be treated as receiving a constructive distribution from Robo.ai Inc. if, for example, the adjustment increases the holder’s proportionate interest in Robo.ai Inc.’s assets or earnings and profits (for instance, through an increase in the number of Class B ordinary shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash or other property such as other securities to the holders of the Class B ordinary shares which is taxable to the holders of such shares as described under “— Distributions on Class B Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such warrant received a cash distribution from Robo.ai Inc. equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of the Class B ordinary shares could be materially different from that described above, if Robo.ai Inc. is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income for such year is passive income; or

●	at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, Robo.ai Inc. will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Robo.ai Inc. owns, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of the income, assets and operations of Robo.ai Inc. and its subsidiaries, there is a risk Robo.ai Inc. may be treated as a PFIC for the current taxable year. However, there can be no assurances in this regard, nor can there be any assurances that Robo.ai Inc. will not be treated as a PFIC in any future taxable year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and Robo.ai Inc. can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.

Whether Robo.ai Inc. or any of its subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether Robo.ai Inc. or any of its subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of Robo.ai Inc.’s income and assets, and the market value of its and its subsidiaries’ shares and assets. Changes in the composition of Robo.ai Inc.’s or any of its subsidiaries’ income or composition of Robo.ai Inc.’s or any of its subsidiaries’ assets may cause it to be or become a PFIC for the current or subsequent taxable years. Under the PFIC rules, if Robo.ai Inc. were considered a PFIC at any time that a U.S. Holder owns ordinary shares or warrants, Robo.ai Inc. would continue to be treated as a PFIC with respect to such investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Class B ordinary shares or warrants at their fair market value on the last day of the last taxable year in which Robo.ai Inc. is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Class B ordinary shares or warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Robo.ai Inc. subsequently becomes a PFIC.

For each taxable year that Robo.ai Inc. is treated as a PFIC with respect to a U.S. Holder’s Class B ordinary shares or warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its Class B ordinary shares (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Class B ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class B ordinary shares;

●	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which Robo.ai Inc. is a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Robo.ai Inc. may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that Robo.ai Inc. does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of Robo.ai Inc.’s subsidiaries.

If Robo.ai Inc. is a PFIC, a U.S. Holder of Class B ordinary shares (but not warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its Class B ordinary shares only if Robo.ai Inc. provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Robo.ai Inc. will endeavor to provide U.S. Holders with the required information on an annual basis to allow U.S. Holders to make a QEF election with respect to the Class B ordinary shares in the event Robo.ai Inc. is treated as a PFIC for any taxable year. There can be no assurance, however, that Robo.ai Inc. will timely provide such information for the current year or subsequent years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election. In addition, U.S. Holders of warrants will not be able to make a QEF election with respect to their warrants.

In the event Robo.ai Inc. is a PFIC, a U.S. Holder that makes a QEF election with respect to its Class B ordinary shares would generally be required to include in income for each year that Robo.ai Inc. is treated as a PFIC the U.S. Holder’s pro rata share of Robo.ai Inc.’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains), without regard to the amount of any distributions made in respect of the Class B ordinary shares. Any net deficits or net capital losses of Robo.ai Inc. for a taxable year would not be passed through and included on the tax return of the U.S. Holder, however. A U.S. Holder’s basis in the Class B ordinary shares would be increased by the amount of income inclusions under the qualified electing fund rules. Dividends actually paid on the Class B ordinary shares generally would not be subject to U.S. federal income tax to the extent of prior income inclusions and would reduce the U.S. Holder’s basis in the Class B ordinary shares by a corresponding amount.

If Robo.ai Inc. owns any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to Robo.ai Inc. providing the relevant tax information for each Lower-Tier PFIC on an annual basis.

If a U.S. Holder does not make a QEF election (or a mark-to-market election, as discussed below) effective from the first taxable year of a U.S. Holder’s holding period for the ordinary shares in which Robo.ai Inc. is a PFIC, then the Class B ordinary shares will generally continue to be treated as an interest in a PFIC, and the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a QEF election in a later year may avoid the continued application of the Excess Distribution Rules to its Class B ordinary shares by making a “deemed sale” election. In that case, the U.S. Holder will be deemed to have sold the Class B ordinary shares at their fair market value on the first day of the taxable year in which the QEF election becomes effective, and any gain from such deemed sale would be subject to the Excess Distribution Rules described above. A U.S. Holder that is eligible to make a QEF election with respect to its Class B ordinary shares generally may do so by providing the appropriate information to the IRS in the U.S. Holder’s timely filed tax return for the year in which the election becomes effective.

U.S. Holders should consult their own tax advisors as to the availability and desirability of a QEF election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its Class B ordinary shares to elect out of the Excess Distribution Rules discussed above if Robo.ai Inc. is treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its Class B ordinary shares, such U.S. Holder will include in income for each year that Robo.ai Inc. is treated as a PFIC with respect to such Class B ordinary shares an amount equal to the excess, if any, of the fair market value of the Class B ordinary shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Class B ordinary shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Class B ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Class B ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class B ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Class B ordinary shares, as well as to any loss realized on the actual sale or disposition of the Class B ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such ordinary shares previously included in income. A U.S. Holder’s basis in the Class B ordinary shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions Robo.ai Inc. makes would generally be subject to the rules discussed above under “— Distributions on Class B Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of warrants will not be able to make a mark-to-market election with respect to their warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Class B ordinary shares, which are listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Class B ordinary shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder that does not make the applicable QEF elections generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Robo.ai Inc.

If a U.S. Holder does not make a mark-to-market election (or a QEF election, as discussed above) effective from the first taxable year of a U.S. Holder’s holding period for the Class B ordinary shares in which Robo.ai Inc. is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the Class B ordinary shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its Class B ordinary shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if Robo.ai Inc. is a PFIC.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at www.roboai.io. In addition, we will provide hard copies of our annual report free of charge to shareholders upon request.

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

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Public and Private Warrants

As of April 27, 2026, there were 12,874,392 outstanding warrants of the Company. Each warrant (other than the Representative’s Warrants, as defined and described below) represents the right to purchase one-half (1/2) of one Class B ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, until November 14, 2027. No public warrants are exercisable for cash unless we have an effective and current registration statement covering the ordinary shares issuable upon exercise of such warrants and a current prospectus relating to such ordinary shares. Pursuant to the Amendment to Warrant Agreement that we entered into in connection with the consummation of the Business Combination, a copy of which is filed as Exhibit 10.1 to our Form 6-K filed with the SEC on November 21, 2022, and incorporated herein by reference, Robo.ai Inc. will bear all fees and expenses attendant to registering the securities, other than underwriting commissions, which will be paid for by the holders themselves. Notwithstanding the foregoing, if a registration statement covering the shares issuable upon exercise of such warrants is not effective within a specified period following the Closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period during which we have failed to maintain an effective registration statement, exercise warrants on a cashless basis in the same manner as if we had called the warrants for redemption and required all holders to exercise their warrants on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of our ordinary shares for the ten (10) trading days ending on the trading day prior to the date of exercise. The public warrants will become exercisable on the later of the Closing Date and 12 months from February 24, 2021 and will expire on the fifth (5th) anniversary of the Closing Date.

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

Representative’s Warrants

On February 24, 2020, East Stone issued an aggregate of 690,000 warrants of East Stone (“Representative’s Warrants”), exercisable at $12.00 per full share, to I-Bankers and EarlyBird, in connection with their services as underwriters for East Stone’s IPO. In connection with the Closing of the Business Combination, each outstanding Representative’s Warrant was converted into one warrant of Robo.ai Inc. that entitles the holder thereof to purchase one full Class B ordinary share of Robo.ai Inc. in lieu of one ordinary share of East Stone. The Representative’s Warrants may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the IPO registration statement of East Stone and the closing of East Stone’s initial business combination and terminating on the fifth anniversary of such effectiveness date. The underwriters have each agreed that neither it nor its designees will be permitted to exercise the warrants after the five-year anniversary of the effective date of the registration statement.

The Representative’s Warrants and such shares purchased pursuant to the Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 360 days immediately following the date of the effectiveness of the IPO registration statement of East Stone pursuant to FINRA Rule 5110(g)(1). Pursuant to FINRA Rule 5110(g)(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 360 days immediately following the effective date of the registration statement, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 360 days immediately following the effective date of the IPO registration statement of East Stone except to any underwriter and selected dealer participating in the IPO and their bona fide officers or partners. The Representative’s Warrants grant to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the IPO registration statement of East Stone with respect to the registration under the Securities Act of the ordinary shares issuable upon exercise of the Representative’s Warrants. The exercise price and number of ordinary shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a share dividend, or Robo.ai Inc.’s recapitalization, reorganization, merger or consolidation. However, the Representative’s Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price.

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

As of December 31, 2025 (the “Evaluation Date”), the Company, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were ineffective due to the existence of a material weakness, which is further described below.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the framework set forth in the report Internal Control – Integrated framework issued in 2013 by the Committee of Sponsoring Organization of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (1) the control environment, (2) risk assessment, (3) control activities, (4) information and communication and (5) monitoring.

Based on that evaluation, management concluded that these controls were ineffective at December 31, 2025 due to certain material weaknesses. The material weaknesses identified relate to (i) our Company’s lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements, including disclosure notes, in accordance with U.S. GAAP and SEC financial reporting requirements, (ii) our Company’s lack of period end financial closing policies and procedures for preparation of consolidated financial statements, including disclosure notes, which are in compliance with U.S. GAAP and relevant SEC financial reporting requirements, (iii) our Company’s lack of internal file management procedures and an effective record management system which causes the deficiency in liability recording and cut-off evaluation process, and (iv) our Company’s lack of sufficient approval process for expenditures. The deficiency may result in material errors going unnoticed or unauthorized transactions being processed.

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

	For the Year Ended December 31,
	2024	2025
	US$	US$
	(in thousands)
Audit fees(1)	450	—
Audit related fees(2)	—	—
Tax fees(3)	—	—
Other fees(4)	—	—
Total	450	—

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Onestop Assurance PAC (“Onestop”), our independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
	2024	2025
	US$	US$
	(in thousands)
Audit fees(1)	—	215
Audit related fees(2)	—	—
Tax fees(3)	—	—
Other fees(4)	—	—
Total	—	215

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditor, including the audits of our annual financial statements and our internal controls over financial reporting and the quarterly reviews of our condensed consolidated financial information, statutory audits for certain of our subsidiaries, and provision of comfort letters, consents and other professional services in relation to our equity and debt offering, Hong Kong listing and Singapore listing.
(2)	“Audit related fees” means the aggregate fees billed for professional services rendered by our principal external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditor for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees billed for professional services rendered by our principal external auditor associated with other advisory services.

The policy of our audit committee is to pre-approve all audit and other services provided by Assentsure, Onestop, and their affiliates, including audit services, tax services and other services described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

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

The Company has provided a copy of the foregoing disclosures to Marcum Asia and requested that Marcum Asia furnish it with a letter addressed to the SEC stating whether Marcum Asia agrees with the above statements. A copy of Marcum Asia’s letter, dated January 13, 2025, was filed as Exhibit 16.1 to the Company’s report on Form 6-K filed with the SEC on January 14, 2025.

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

On September 24, 2025, the Company announced the dismissal of Assentsure PAC and appointment of Onestop Assurance PAC as the Company’s independent registered accounting firm for the fiscal year ending December 31, 2025, effective September 15, 2025. The appointment of Onestop and decision not to re-engage Assentsure PAC have been approved by the audit committee and the board of directors of the Company.

Assentsure PAC’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through September 15, 2025, (i) there were no disagreements as that term is defined in Item 16F(a)(1)(iv) of Form 20-F, between the Company and Assentsure PAC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which that, if not resolved to Assentsure PAC’s satisfaction, would have caused Assentsure PAC to make reference to the subject matter of any such disagreement in connection with its reports for such years and interim period, and (ii) there were no reportable events within the meaning of Item 16F(a)(1)(v) of Form 20-F.

The Company has provided a copy of the foregoing disclosures to Assentsure PAC and requested that Assentsure PAC furnish them with a letter addressed to the SEC stating whether Assentsure PAC agrees with the above statements. A copy of Assentsure PAC’s letter, dated September 24, 2025, was filed as Exhibit 16.1 to the Company’s report on Form 6-K filed with the SEC on September 24, 2025.

During the Company’s fiscal years ended December 31, 2024 and December 31, 2023 and the subsequent interim period through September 15, 2025, neither the Company nor anyone on its behalf has consulted with Onestop regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Onestop concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement as that term is defined in Item 16F(a)(1)(iv) of Form 20-F, or (iii) any reportable event within the meaning of Item 16F(a)(1)(v) of Form 20-F.

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

The foregoing description of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Insider Trading Policy, a copy of which is attached hereto as Exhibit 11.2 and is incorporated herein by reference.

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

Item 18. Financial Statements

The consolidated financial statements of Robo.ai Inc. are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Current Report on Form 6-K filed on October 23, 2025).
2.1	Warrant Agreement, dated as of February 19, 2020, by and between East Stone and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of East Stone’s Form 8-K filed with the SEC on February 25, 2020).
2.2	Amendment to Warrant Agreement, dated as of November 11, 2022 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the SEC on November 21, 2022).
2.3	Specimen Warrant Certificate (incorporated by reference to Exhibit 2.3 of the Annual Report on Form 20-F filed with the SEC on June 10, 2025)
2.4*	Description of Securities
2.5	Form of Seller Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Current Report on Form 6-K filed with the SEC on November 21, 2022).
2.6	Founders Registration Rights Agreement Amendment (incorporated by reference to Exhibit 10.3 of the Current Report on Form 6-K filed with the SEC on November 21, 2022).
2.7	Specimen Certificate for Class A ordinary shares of Robo.ai Inc. (incorporated by reference to Exhibit 4.2 to the Registration Statement Form S-8 (File No.333-291937) filed with the SEC on December 4, 2025).
2.8	Specimen Certificate for Class B ordinary shares of Robo.ai Inc. (incorporated by reference to Exhibit 4.3 to the Registration Statement Form S-8 (File No.333-291937) filed with the SEC on December 4, 2025).
2.9	Form of Senior Convertible Note (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the SEC on December 15, 2025).
2.10	Registration Rights Agreement, dated as of December 10, 2025, by and between Robo.ai Inc. and the Note Investor (incorporated by reference to Exhibit 10.3 of the Current Report on Form 6-K filed with the SEC on December 15, 2025).
2.11	Registration Rights Agreement, dated as of December 11, 2025, by and between Robo.ai Inc. and the EPFA Investor (incorporated by reference to Exhibit 10.5 of the Current Report on Form 6-K filed with the SEC on December 15, 2025).
4.1	Form of Non-Competition Agreement (incorporated by reference to Exhibit 10.4 of the Current Report on Form 6-K filed with the SEC on November 21, 2022).
4.2	Form of Warehouse and Plot Lease between Abu Dhabi Ports Company PJSC and NWTN Technologies Industries — Sole Proprietorship L.L.C. (incorporated by reference to Exhibit 4.4 of the Annual Report on Form 20-F filed with the SEC on June 10, 2025).
4.3	2022 Equity Incentive Plan (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F filed with the SEC on June 10, 2025).
4.4*	2026 Equity Incentive Plan
4.5	Limited Term Employment Contract, dated March 1, 2022, by and between ICONIQ Green Technology FZCO and Alan Nan Wu (incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F filed with the SEC on May 25, 2023).
4.6	Limited Term Employment Contract, dated March 1, 2022, by and between ICONIQ Green Technology FZCO and Howard Shixuan Yu (incorporated by reference to Exhibit 4.19 of the Annual Report on Form 20-F filed with the SEC on May 25, 2023).
4.7	English Translation of Subscription Agreement, dated August 14, 2023, by and among NWTN Inc., China Evergrande New Energy Vehicle Group Limited, China Evergrande Group and Hui Ka Yan (incorporated by reference to Exhibit 99.1 of the Current Report on Form 6-K filed with the SEC on August 14, 2023).
4.8	Employment Contract, dated May 9, 2025, by and between ICONIQ Green Technology FZCO and Benjamin Bin Zhai (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the SEC on May 14, 2025).
4.9	Joint Venture Agreement, dated January 14, 2025, by and between NWTN Inc. and W Motors Automotive Group Holding Limited (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the SEC on January 15, 2025).
4.10	Asset Contribution & Share Issuance Agreement, dated August 8, 2025, by and between NWTN Inc. and JW International LLC-FZ (incorporated by reference to Exhibit 10.9 of the Current Report on Form F-1 filed with the SEC on August 29, 2025).
4.11	Limited Term Employment Contract, dated July 3, 3025, by and between ICONIQ Green Technology FZCO and Adrian Wong (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the SEC on July 10, 2025).
4.12	Limited Term Employment Contract, dated July 3, 3025, by and between ICONIQ Green Technology FZCO and John Xie (incorporated by reference to Exhibit 10.2 of the Current Report on Form 6-K filed with the SEC on July 10, 2025).
4.13	Standby Equity Purchase Agreement, dated September 3, 2025, by and between Robo.ai Inc. and YAA II PN, Ltd. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the SEC on September 4, 2025).

4.14	Cooperation Agreement, dated September 6, 2025, by and between Robo.ai Inc. and EVT Aerotechnics (Nanjing) Co., Ltd. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the SEC on September 11, 2025).
4.15	English Translation of Share Exchange Acquisition Agreement, dated February 28, 2025, by and between NWTN Inc. and Astra Mobility Meta (Cayman Islands) Limited (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the SEC on September 15, 2025).
4.16	Supplemental Agreement, dated May 25, 2025, by and among NWTN Inc., Astra Mobility Meta (Cayman Islands) Limited, Easymeta Journey Limited (British Virgin Islands) and Planeter Future Holding Limited (incorporated by reference to Exhibit 10.2 of the Current Report on Form 6-K filed with the SEC on September 15, 2025).
4.17	Joint Venture Agreement, dated September 4, 2025, by and between NWTN Investments L.L.C-FZ, JW Global Holding L.L.C-FZ and Ferox Investment L.L.C. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the SEC on September 18, 2025).
4.18	Share Purchase Agreement, dated September 18, 2025, by and among Robo.ai Inc., Mobius Technology Co., Limited, Dreamwork International Investments Ltd. and Mobius Technology Limited (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the SEC on September 19, 2025).
4.19	Joint Venture Agreement, dated September 19, 2025, by and between Robo.ai Investments L.L.C.-FZ and JW Global Holding L.L.C-FZ (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the SEC on September 22, 2025).
4.20	Convertible Note Purchase Agreement, dated September 29, 2025, by and between Robo.ai Inc. and Burkhan Capital LLC (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K filed with the SEC on September 30, 2025).
4.21	Partnership Agreement, dated October 9, 2025, by and between Astra Mobility Meta (Cayman) Limited and W Motors Automotive Group Holding Limited Dubai Branch (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 (File No. 333-292526) filed with the SEC on December 31, 2025).
4.22	Securities Purchase Agreement, dated as of December 10, 2025, by and between Robo.ai Inc. and the Note Investor (incorporated by reference to Exhibit 10.2 of the Current Report on Form 6-K filed with the SEC on December 15, 2025).
4.23	Equity Purchase Facility Agreement, dated as of December 11, 2025, by and between Robo.ai Inc. and EPFA Investor (incorporated by reference to Exhibit 10.4 of the Current Report on Form 6-K filed with the SEC on December 15, 2025).
4.24	Joint Venture Agreement dated as of January 28, 2026 between Robo.ai Investments L.L.C.-FZ and Tachyon9 Corporation (incorporated by reference to Exhibit 99.1 of the Current Report on Form 6-K filed with the SEC on February 2, 2026).
4.25	Joint Venture Agreement dated as of February 9, 2026 between Robo.ai Investments L.L.C.-FZ and DaBoss.AI Inc. (incorporated by reference to Exhibit 99.1 of the Current Report on Form 6-K filed with the SEC on February 10, 2026).
4.26	Agreement for the Transfer of One Ordinary Share in ICONIQ Holding Limited dated as of February 5, 2026 Between Robo.ai Inc. and Energy Plus Management Limited (incorporated by reference to Exhibit 99.1 of the Current Report on Form 6-K filed with the SEC on February 11, 2026).
8.1*	List of Subsidiaries of Robo.ai Inc.
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registration Statement on Form F-1 (File No. 333-289926) filed with the SEC on August 29, 2025)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F filed with the SEC on April 28, 2025).
12.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Appleby
15.2*	Consent of OneStop Assurance PAC
16.1*	Consent of Assentsure PAC
97	Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97 to theAnnual Report on Form 20-F filed with the SEC on April 28, 2025).
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Robo.ai Inc.

By:	/s/ Benjamin Bin Zhai
Benjamin Bin Zhai
Chief Executive Officer

Date: April 30, 2026

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Robo.ai Inc. (formerly known as NWTN Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Robo.ai Inc. and its subsidiaries (collectively, the “Group”) as of December 31, 2025, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty relating to Going Concern

The accompanying consolidated financial statements have been prepared assuming that Robo.ai Inc. (the “Company”) will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations, including a net loss of approximately US$167.6 million for the year ended December 31, 2025, and has experienced negative operating cash flows of approximately US$5.1 million for the same period. As of December 31, 2025, the Company also has a net working capital deficit of approximately US$116.6 million. These conditions, together with other matters described in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ OneStop Assurance PAC

We have served as the Company’s auditor since 2025

Singapore

April 30, 2026

Assentsure PAC
UEN – 201816648N
180B Bencoolen Street #03-01
The Bencoolen Singapore 189648
http://www.assentsure.com.sg

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of NWTN Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NWTN Inc. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying consolidated financial statements have been prepared assuming that NWTN Inc. (the “Company”) will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring operating losses and has an accumulated deficit of approximately $737.0 million as of December 31, 2024. Although the Company reported positive cash flows from operating activities during 2024, it continued to experience significant financial strain, including a substantial decline in unrestricted cash to approximately $0.1 million at year-end. The Company remains highly dependent on external financing and is also subject to litigation and guarantee obligations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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
PCAOB ID Number 6783

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$4,138	$148
Restricted cash	1,189	1,139
Advance to suppliers, net	-	143
Inventories, net	267	2,423
Prepaid expenses and other current assets, net	2,406	28,699
Total current assets	8,000	32,552

Non-current assets:
Property and equipment, net	357	2,502
Intangible assets, net	14	28
Operating lease right-of-use asset, net	73	6,383
Total non-current assets	444	8,913

TOTAL ASSETS	$8,444	$41,465

Liabilities
Current liabilities:
Accounts payable	$29,305	$25,308
Advance from customers	-	85
Loans from a third party	15,886	13,417
Warrant liabilities	87	52
Amounts due to related parties	5,977	5,295
Convertible notes	11,126	-
Accrued expenses and other current liabilities	62,174	56,821
Lease liabilities, current	4	2,250
Total current liabilities	124,559	103,228

Non-current liabilities:
Lease liabilities, non-current	-	4,804
Total non-current liabilities	-	4,804

TOTAL LIABILITIES	124,559	108,032

Shareholders’ deficit
Class A Ordinary shares* (par value of US$0.0001 per share; 500,000,000 and 100,000,000 Class A Ordinary Shares authorized, as of December 31, 2025 and 2024, respectively; 36,350,011 and 36,350,011 Class A Ordinary Shares issued and outstanding as of December 31, 2025 and 2024, respectively)	4	4
Class B Ordinary Shares* (par value of US$0.0001 per share; 3,500,000,000 and 400,000,000 Class B Ordinary Shares authorized, as of December 31, 2025 and 2024, respectively; 334,343,429 and 255,849,682 Class B Ordinary Shares issued and outstanding as of December 31, 2025 and 2024, respectively)	33	26
Additional paid-in capital	798,241	678,528
Accumulated deficit	(904,391)	(737,049)
Accumulated other comprehensive loss	(5,675)	(4,105)
Robo.ai Shareholders’ deficit	(111,788)	(62,596)
Non-controlling interests	(4,327)	(3,971)
Total Shareholders’ deficit	(116,115)	(66,567)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$8,444	$41,465

The accompanying notes are an integral part of these consolidated financial statements.

ROBO.AI INC.
(FORMERLY KNOWN AS NWTN Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2025	2024	2023
Net revenue	$950	$11,995	$37,333
Cost of revenues	(356)	(9,327)	(49,014)
Gross profit (loss)	594	2,668	(11,681)

Operating expenses:
General and administrative expenses	(156,964)	(90,956)	(168,971)
Selling expenses	(676)	(2,609)	(6,908)
Research and development expenses	(64)	(4,479)	(24,434)
Total operating expenses	(157,704)	(98,044)	(200,313)
Loss from operations	(157,110)	(95,376)	(211,994)
Other loss:
Other income (expenses), net	2,006	(22,840)	(18,482)
Interest expenses, net	(9,802)	(2,691)	(3,248)
Financial expenses	-	(36,137)	(30,000)
Impairment of property and equipment	-	-	(3,183)
Loss of impairment on investments	-	(15,918)	-
Changes in fair value of warrant liabilities	(35)	236	212
Change in fair value of convertible notes	(2,626)	-	-
Total other loss	(10,457)	(77,350)	(54,701)

Loss before income tax provision	(167,567)	(172,726)	(266,695)
Income tax provision	-	-	-
Net loss	$(167,567)	$(172,726)	$(266,695)
Less: Net loss contributed to noncontrolling interests	(225)	(191)	(1,401)
Net loss attributable to Robo.ai’ s shareholders	(167,342)	(172,535)	(265,294)
Other comprehensive (loss) gain
Foreign currency translation (loss) gain	(1,701)	225	(1,545)
Total comprehensive loss	$(169,268)	$(172,501)	$(268,240)
Loss per ordinary share attributable to shareholders
Basic and Diluted	$(10.59)	$(11.81)	$(18.50)
Weighted average number of ordinary shares outstanding*
Basic and Diluted	15,795,362	14,609,985	14,340,340

Note:

(1) Share-based compensation expenses were allocated as follows:

	For the years ended December 31,
	2025	2024	2023
General and administrative expenses	$117,036	$-	$23,338
Total	$117,036	$-	$23,338

*	Earnings per share have been retrospectively restated to reflect the effect of reverse stock split effective on April 1, 2026 (see Note 28).

The accompanying notes are an integral part of these consolidated financial statements.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary shares*		Class B Ordinary shares*			Subscription	Additional paid-in	Accumulated	Accumulated other comprehensive	Total Company’s equity	Non-controlling	Total shareholders’ equity
	Share	Amount	Share		Amount	receivables	capital	deficit	Loss	(deficit)	interests	(deficit)
Balance as of December 31, 2022	32,715,010	$3	253,470,511		$25	$(576)	$576,820	$(299,220)	$(2,586)	274,466	$(2,578)	$271,888
Net loss	-	-	-		-	-	-	(265,294)	-	(265,294)	(1,401)	(266,695)
Foreign currency translation	-	-	-		-	-	-	-	(1,708)	(1,708)	163	(1,545)
Liabilities obligated by shareholders (Note 9)	-	-	-		-	-	15,000	-	-	15,000	-	15,000
Execution of warrants to ordinary shares	-	-	1,000		-	576	12	-	-	588	-	588
Issuance of ordinary shares**	-	-	2,378,171	**	1	-	18,358	-	-	18,359	-	18,359
Share-based compensation	3,635,001	1	-		-	-	23,338	-	-	23,339	-	23,339
Balance as of December 31, 2023	36,350,011	$4	255,849,682		$26	$-	$633,528	$(564,514)	$(4,294)	64,750	$(3,816)	$60,934
Net loss	-	-	-		-	-	-	(172,535)	-	(172,535)	(191)	(172,726)
Foreign currency translation	-	-	-		-	-	-	-	189	189	36	225
Liabilities obligated by shareholders (Note 9)	-	-	-		-	-	45,000	-	-	45,000	-	45,000
Balance as of December 31, 2024	36,350,011	$4	255,849,682		$26	$-	$678,528	$(737,049)	$(4,105)	(62,596)	$(3,971)	$(66,567)
Net loss	-	-	-		-	-	-	(167,342)	-	(167,342)	(225)	(167,567)
Foreign currency translation	-	-	-		-	-	-	-	(1,570)	(1,570)	(131)	(1,701)
Share-based compensation	-	-	71,376,511		5	-	117,240	-	-	117,245	-	117,245
Issuance of shares for debt extinguishment	-	-	84,134		-	-	117	-	-	117	-	117
Issuance of shares to acquire16.58% equity interest in Aitos ***	-	-	5,181,250		1	-	1,606	-	-	1,607	-	1,607
Contribution from shareholders	-	-	1,851,852		1	-	750	-	-	751	-	751
Balance as of December 31, 2025	36,350,011	$4	334,343,429		$33	$-	$798,241	$(904,391)	$(5,675)	$(111,788)	$(4,327)	$(116,115)

*	Shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.
**	On December 29, 2023, the Company issued 2,378,171 Class B ordinary shares of a par value of US$0.0001 each to W. Motors Automotive Group Holding Limited. See Note 22 for more details
***	On September 18, 2025, the Company issued 5,181,250 Class B ordinary shares to acquire 1,745 ordinary shares of Aitos.io Pte. Ltd. (“Aitos”), representing approximately 16.58% of Aitos’s issued and outstanding share capital. See Note 7 and Note 22 or further details.

The accompanying notes are an integral part of these consolidated financial statements.

ROBO.AI INC.
(FORMERLY KNOWN AS NWTN Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(167,567)	$(172,726)	$(266,695)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	699	775	800
Amortization of operating lease right-of-use asset	903	2,767	2,383
Changes in fair value of warrant liabilities	35	(236)	(212)
Change in fair value of convertible notes	2,626	-	-
Issuance costs and discount on convertible notes	1,365	-	-
Loss of impairment on investments	-	15,918	-
Impairment of property and equipment	-	-	3,183
Disposal loss of property and equipment	1,217	37	-
Lawsuit provision	1,143	22,143	-
Inventory write-down	109	890	16,107
Inventory write-off	443	-	-
Allowance for expected credit losses	23,691	61,988	22,766
Impairment loss of advance to suppliers and prepaid expenses and other current assets	4,319	3,665	62,665
Financial expenses on PIPE	-	36,137	30,000
Gain from dissolution of a subsidiary	-	-	90
Interests on loans from a third party	1,831	1,751	3,578
Interests on loans from a related party	150	-	-
Expense paid by the related parties on behalf of the Group	205	-	-
Share-based compensation	117,036	-	23,338
Accounts payable exemption treated as capital injection	-	-	2,440
Loss on early termination of operating lease	56	74	-
Changes in assets and liabilities:
Accounts receivable, current	-	847	(6,269)
Advance to supplier	19	(329)	13,777
Inventories	1,823	28,921	2,635
Prepaid expenses and other current assets	(773)	715	(54,447)
Accounts receivable, non-current	-	-	(3,829)
Amounts due from/due to related parties	471	54	53
PIPE escrow account	-	55,000	15,000
Operating lease	(1,697)	(3,033)	(1,671)
Accounts payable	3,760	(24,255)	(4,134)
Advance from customers	(85)	(299)	383
Accrued expenses and other current liabilities	3,155	2,772	13
Net cash (used in) provided by operating activities	(5,066)	33,577	(138,046)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	-	(160)	(5,509)
Purchases of intangible asset	(2)	(17)	(41)
Proceeds from disposal of property and equipment	189	63	-
Loan to a related party	(111)	(542)	(15,679)
Net cash provided by (used in) investing activities	76	(656)	(21,229)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan proceeds from related parties	1,129	-	-
Repayments of loan from a related party	(188)	-	(4,658)
Repayments of loan from third parties	-	-	(7,909)
Proceeds from convertible notes	7,135	-	-
Proceeds from shareholder contributions	751	-	-
Payments of financial expenses	-	(55,000)	(15,000)
Proceeds from execution of warrants	-	-	588
Net cash provided by (used in) financing activities	8,827	(55,000)	(26,979)

Effect of exchange rate changes	203	(24)	(2,366)

Net increase/(decrease) in cash and cash equivalents	4,040	(22,103)	(188,620)
Cash and cash equivalents and restricted cash, at beginning of the period	1,287	23,390	212,010
Cash and cash equivalents and restricted cash, at end of the period	$5,327	$1,287	$23,390

SUPPLEMENTAL DISCLOSURE OF NON CASH FLOW INFORMATION:
Expenses paid by related parties on behalf of the Company	$-	$54	$53
Issuance of shares to acquire16.58% equity interest in Aitos (Note 7 and Note 22)	$1,607	$-	$-
Issuance of shares for debt extinguishment	$117	$-	$-
Issuance of shares to settle employee compensation liabilities	$209	$-	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$-	$10,000	$748

The accompanying notes are an integral part of these consolidated financial statements.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

ICONIQ HOLDING LIMITED (“ICONIQ”) was incorporated under the laws of the Cayman Islands on March 11, 2021 as an exempted company with limited liability.

On April 15, 2022, ICONIQ entered into a business combination agreement, as amended on September 28, 2022 (the “Business Combination Agreement”), with (i) East Stone Acquisition Corporation, a British Virgin Islands business company (“East Stone” or the “Purchaser”), (ii) Navy Sail International Limited, a British Virgin Islands company, in the capacity as the representative of East Stone and the shareholders of East Stone immediately prior to Closing from and after the Closing (the “Purchaser Representative”), (iii) Robo.ai Inc. (“Robo.ai,” formerly known as NWTN Inc. prior to August 15, 2025, the “Company” or “Pubco”), an exempted company incorporated with limited liability in the Cayman Islands, (iv) Muse Merger Sub I Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Pubco (the “First Merger Sub”), and (v) Muse Merger Sub II Limited, a British Virgin Islands business company and a wholly-owned subsidiary of Pubco (the “Second Merger Sub”).

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

ROBO.AI INC.
(FORMERLY KNOWN AS NWTN Inc.)

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

The shareholders and their respective equity interests in the entities remain similar immediately before and after the capital injection in Tianqi Group. Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a combined basis for all periods to which such entities were under common control (“Reorganization”). Since all of the subsidiaries were under common control for the entirety of the years ended December 31, 2025, 2024 and 2023, the results of these subsidiaries are included in the financial statements for both periods, and the equity has been restated to reflect the change as well.

As of December 31, 2025, the details of the Company’s subsidiaries are as follows.

Name	Date of Incorporation	Place of incorporation	Percentage of ownership	Principal Activities
ICONIQ	March 11, 2021	Cayman Islands	100%	Investment holding
FZCO	March 22, 2022	Dubai	100%	Business management, operations, commercialization
NWTN Technology USA INC.	October 20, 2022	USA	100%	Investment holding
NWTN Automobile Cars Trading Sole Proprietary LLC	February 23, 2023	Dubai	100%	Vehicle wholesale and retail
NWTN Technologies Industries Solo Proprietorship L.L.C.	November 22, 2022	Dubai	100%	Business management, operations, commercialization
ICONIQ Motors Limited	March 24, 2021	British Virgin Islands	100%	Investment holding
ICONIQ Global Limited	April 28, 2021	Hong Kong, PRC	100%	Investment holding
Suez Top Ventures Limited	November 25, 2021	Hong Kong, PRC	100%	Investment holding
ICONIQ (Tianjin) Investment Co. Ltd (“WFOE”)	July 15, 2021	PRC	100%	Investment holding
ICONIQ (Tianjin) Motors Co., Ltd.	August 11, 2021	PRC	100%	Investment holding
NWTN (Zhejiang) Motors Limited (“NWTN Zhejiang”)	June 14, 2022	PRC	100%	Business management, operations, commercialization
NWTN Smart Motors Shenzhen New Technology Limited	December 30, 2022	PRC	100%	Technology development
Tianqi Group	September 5, 2016	PRC	95.88%	Design and technology development
Shanghai Zunyu Automobile Sales Co., Ltd. (“Shanghai Zunyu”)	December 27, 2014	PRC	99.31%	Vehicle wholesale and retail
Shanghai ICONIQ New Energy Development Co., Ltd. (“Shanghai ICONIQ”)	April 25, 2014	PRC	95.88%	Technology development
Tianjin Tianqi New Energy Automobile Co., Ltd. (“Tianjin Tianqi”)	December 7, 2018	PRC	95.88%	Technology development
East Stone	August 9, 2018	BVI	100%	Investment holding
NWTN General Trading Sole Proprietary LLC	February 23, 2023	Dubai	100%	General trading
NWTN Green Energy Co.	May 31, 2023	Dubai	100%	Business management
Robo.ai Investment	February 21，2025	Dubai	100%	Investm ent holding
NWTN holding limited	January 15, 2025	Cayman Islands	100%	Investment holding
NWTN Global Energy Co. LTD	April 18, 2023	Hong Kong, PRC	100%	Business management
Astra Mobility Meta (Cayman Islands) Limited (“Astra”) *	August 29, 2025	Cayman Islands	100%	Investment holding

*	On February 28, 2025, the Company entered into a share exchange agreement with Astra, pursuant to which the Company agreed to acquire 100% of Astra’s equity. The acquisition consideration consists of the issuance of 15,000,000 Class B ordinary shares to Astra’s shareholders, subject to certain performance conditions and a lock-up period. Upon completion of the acquisition on August 29, 2025, Astra became the Company’s wholly-owned subsidiary. As of the date of this annual report, the consideration shares have not yet been issued.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the years ended December 31, 2025, 2024 and 2023, the Company incurred significant and recurring operating losses of approximately US$157.1 million, US$95.4 million and US$212.0 million, respectively. Operating cash flows were negative at approximately US$5.1 million and US$138.0 million for the years ended December 31, 2025 and 2023, respectively, compared with a positive inflow of US$33.6 million for the year ended December 31, 2024. The Company reported working capital deficits of approximately US$116.6 million and US$70.7 million as of December 31, 2025 and 2024, respectively, and an accumulated deficit of approximately US$904.4 million as of December 31, 2025, compared to approximately US$737.0 million as of December 31, 2024. The Company is also exposed to unresolved litigation and guarantee obligations, which could further strain its limited financial resources. These conditions raise substantial doubt about the Company’ s ability to continue as a going concern.

Historically, the Company has relied on financing from existing shareholders and third-party investors as its primary sources of liquidity. In order to address its liquidity needs and improve its financial position, management has implemented or plans to implement the following actions:

1.	Disposal of ICONIQ Holding Limited. In February 2026, the Company completed the disposal of ICONIQ Holding Limited, which management expects will eliminate historical liabilities and significant losses associated with that business. See Note 28 Subsequent Events for further details.

2.	Potential financing arrangements. The Company has entered into an equity purchase facility with SZOP Opportunities I LLC and a convertible note facility with JAK Mobility Ventures II LLC in December 2025, providing potential access to up to US$100.0 million and US$80.0 million, respectively. However, the Company’s ability to obtain funding under these arrangements is subject to various conditions, including market conditions, regulatory requirements and contractual limitations, and there can be no assurance that the Company will be able to access such funding when needed. See Note 14 and Note 22 for further details.

While management believes that the above actions may provide additional liquidity and improve the Company’s financial position, these plans are subject to significant uncertainties and conditions that are not entirely within the Company’s control. Accordingly, management cannot conclude that it is probable that these plans will effectively alleviate the substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of these consolidated financial statements. Therefore, substantial doubt about the Company’s ability to continue as a going concern remains.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty and have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the ordinary course of business.

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

(b) Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, assessment for impairment oflong-lived assets, write-down for inventories, the recoverability of prepayments and other current assets, provisions and contingent liabilities, accounting for deferred income taxes and valuation allowance for deferred tax assets, as well as fair value determination of convertible notes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

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

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

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

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

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

The Group’s financial assets and liabilities primarily include cash and cash equivalent, accounts receivable, amounts due from related parties, other receivables (included in prepayments and other current assets), accounts payable, loan from a third party, warrant liabilities, amounts due to related parties, convertible notes and other payables (included in accrued expenses and other current liabilities).

The warrant liabilities are measured at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

Convertible notes are measured at fair value using unobservable inputs and categorized in Level III of the fair value hierarchy, see Note 14.

The Group’s non-financial assets, such as property and equipment as well as intangible assets, would be measured at fair value only if they were determined to be impaired.

Liabilities Measured at Fair Value on a Recurring Basis

The following table details the fair value measurements of liabilities that were measured at fair value on a recurring basis based on the following three-tiered fair value hierarchy per ASC 820, Fair Value Measurement, as of December 31, 2025 and 2024.

	Fair Value Measurement using
	Level 1	Level 2	Level 3	Total fair value
Warrant liabilities:
As of December 31, 2025	$87	$-	$-	$87
As of December 31, 2024	$52	$-	$-	$52
Convertible notes:
As of December 31, 2025	$-	$-	$11,126	$11,126
As of December 31, 2024	$-	$-	$-	$-

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Warrant liabilities

As of December 31, 2025 and 2024, the fair value of the Private Warrants were US$0.05 and US$0.03 per warrant, with an exercise price of US$11.50 per share, and the Representative Warrants were US$0.10 and US$0.06 per warrant, with an exercise price of US$12.00 per share, respectively. The changes for warrant liabilities measured at fair value are as follows:

	Private	Representative
	Warrants	Warrants
Fair value as of December 31, 2022	$101	$399
Change in fair value	(43)	(169)
Fair value as of December 31, 2023	$58	$230
Change in fair value	(47)	(189)
Fair value as of December 31, 2024	$11	$41
Change in fair value	7	28
Fair value as of December 31, 2025	$18	69

Convertible notes

The following is a reconciliation of the beginning and ending balances for convertible note measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2025, see Note 14 for details:

Opening balance	-
New convertible note issued	7,135
Debt issuance expenses	1,365
Change in fair value of convertible note	2,626
Ending balance	11,126

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

The Group’s financial assets subject to the CECL model mainly include accounts receivable, amounts due from related parties and other current and non-current assets.

For accounts receivable, the Group estimates the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For amounts due from related parties and other current assets, we review them on a periodic basis and make allowances on an individual basis when there is doubt as to the collectability. These amounts are written off after all collection efforts have been exhausted.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For the years ended December 31, 2025, 2024 and 2023, allowance for expected credit losses made by the Group were shown as follows:

	For the years ended December 31,
	2025	2024	2023
Allowance for expected credit losses for accounts receivable, current	$-	$1,493	$3,937
Allowance for expected credit loss for other current assets	24,898	2,423	-
(Reversal of) Allowance for expected credit losses for amounts due from related parties	(1,207)	60,495	15,000
Allowance for expected credit losses for accounts receivable, non-current	-	-	3,829
Total	$23,691	$64,411	$22,766

(m) Impairment loss of non-financial assets

Advance to suppliers and prepayments represent amounts paid in advance for goods or services to be received in the future. Such amounts do not represent financial assets as they do not give rise to a contractual right to receive cash or another financial instrument, and therefore are not within the scope of ASC 326 Financial Instruments—Credit Losses.

The Group evaluates the recoverability of advance to suppliers and prepayments at each reporting date. When events or changes in circumstances indicate that the carrying amount of prepayments may not be recoverable, the Group assesses whether it is probable that the prepaid amounts will not be realized through the receipt of goods or services, or through refund.

Indicators of impairment may include, but are not limited to, significant financial difficulties of the counterparty, bankruptcy or insolvency, disputes regarding performance under the underlying agreements, cancellation or termination of contracts, or other adverse changes in the business environment that affect the counterparty’s ability to fulfill its obligations.

If it is determined that the carrying amount is not recoverable, an impairment loss is recognized in the amount by which the carrying value of the prepayments exceeds the amount expected to be recovered.

Estimates of recoverability involve significant judgment and are based on available information regarding the financial condition of counterparties and the status of the underlying arrangements.

For the years ended December 31, 2025, 2024 and 2023, impairment loss made by the Group were shown as follows:

	For the years ended December 31,
	2025	2024	2023
Impairment loss of advance to suppliers	$127	$649	$42,478
Impairment loss of prepaid expenses	4,192	593	20,187
Total	$4,319	$1,242	$62,665

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n) Warrants

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

(o) Convertible notes

Under the Fair Value Option Subsection of ASC Subtopic 825-10, Financial Instruments – Overall (“ASC 825”), the Group has an irrevocable option to designate certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in the statement of operations. Changes in fair value do not include accrued interest on debt instruments. Any changes in the fair value of liabilities resulting from changes in instrument-specific credit risk are reported in other comprehensive (loss) gain. The Group separately measures changes attributed to instrument-specific credit risk by calculating the difference between the overall change in the fair value of the instrument and the change attributed to fluctuations in the relevant risk-free.

The Group elected the fair value option for its convertible notes, and the Group believes the fair value option best reflects the economics of the underlying transaction. See Note 14 for details.

(p) Commitments and contingencies

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

(q) Revenue recognition

The Group’s revenues are generated from sales of smart electric vehicles and auto parts and materials.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

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

The Group recognizes revenues pursuant to Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised smart electric vehicles is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those products net of and value added tax. Revenue recognition policy for the revenue stream is as follows:

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

The Group recognizes a warranty liability at the time of sale based on historical warranty claim experience and other relevant factors. The estimated warranty costs are recorded as cost when the related revenue is recognized. Actual repair and replacement costs are charged against the warranty liability as incurred.

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

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

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

(r) Warranties

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

The Group’s standard warranty is an assurance-type warranty, as it is required by law and is intended to provide assurance that the vehicles comply with agreed-upon specifications. The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees.

(s) Litigation

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

(t) Research and development expenses

Research and development expenses consist primarily of design and development expenses with new technology, payroll and related expenses for research and development professionals, materials and supplies and other R&D related expenses. Research and development expenses are expensed as incurred.

(u) General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost and depreciation related to general and administrative personnel, (ii) share-based compensation, (iii) professional service fees, (iv) allowance for expected credit losses, (v) properties rental fees, and (vi) other corporate expenses.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v) Selling and marketing expenses

Selling and marketing expenses mainly consist of marketing, promotional and advertising expenses. The advertising expenses were nil, US$0.8 million and US$5.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(w) Share-based compensation

Share-based awards granted to eligible employees, officers, directors, and non-employees, including unvested shares, are measured at fair value on grant date and are classified as equity awards in accordance with ASC 718, Compensation-Stock Compensation.

For the share-based awards granted with only service conditions that have a graded vesting schedule, share-based compensation expenses are recognized using the graded vesting method, over the requisite service period, which is generally the vesting period. The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

The Group’s share-based awards primarily consist of restricted share awards, the details of which are disclosed in Note 20. The fair value of restricted shares granted is determined based on the fair value of the underlying ordinary shares of AIIO on the grant date, which is based on the quoted market price of AIIO’s ordinary shares on the Nasdaq Global Market.

(x) Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of operations and comprehensive loss amounted to approximately nil, US$0.8 million and US$1.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(y) Leases

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

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(z) Income taxes

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($13,913). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group accrued income tax payable of US$9 as of December 31, 2025 and 2024. The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023 respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(aa) Foreign currency transactions and translations

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

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of December 31,
Balance sheet items, except for equity accounts	2025	2024
US$ against RMB	6.9931	7.2993
US$ against AED	3.6728	3.6726

	For the years ended December 31,
Items in the statements of operations and comprehensive loss, and statements of cash flows	2025	2024	2023
US$ against RMB	7.1875	7.1957	7.0809
US$ against AED	3.6729	3.6726	3.6843

No representation is made that the RMB and AED amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(ab) Loss per share

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

(ac) Segment reporting

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

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Geographic information

The majority of the Group’s long-lived assets as of December 31, 2025 and 2024, were located in the Mainland China, the United States, the United Arab Emirates. The following table sets forth the disaggregation of the Groups long-lived assets by geographic area:

	As of December 31,
	2025	2024
The United States	$-	$151
The United Arab Emirates	408	6,125
Mainland China	36	2,637
Total	$444	$8,913

Long-lived assets as presented above include property and equipment, intangible assets, and right-of-use assets. The disclosure also includes certain non-tangible and financial assets (e.g., PIPE escrow account) for informational purposes, although these are not classified as long-lived assets under ASC 280.

(ad) Recent accounting pronouncements

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

In January 2025, the Financial Accounting Standards Board (“FASB”) updated 2025-01: Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. Public business entities must adopt the guidance in Update 2024-03 for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The update clarifies that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Group is evaluating the impact the updated guidance will have on its consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-05 will have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

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

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2025	2024
Accounts receivable	$5,333	$5,333
Less: Allowance for expected credit losses	(5,333)	(5,333)
Accounts receivable, net	$-	$-

As of December 31, 2025 and 2024, the accounts receivable remained outstanding assessed as uncollectible and a full allowance for expected credit losses had been recognized.

The movement of allowance for credit losses for the years ended December 31, 2025, 2024 and 2023 were as follows:

	For the years ended December 31,
	2025	2024	2023
Balance at the beginning of the year	$5,333	$7,777	$-
Addition during the year	-	1,493	7,766
Written off during the year	-	(3,951)	-
Effect of exchange rate differences	-	14	11
Balance at the end of the year	$5,333	$5,333	$7,777

5. ADVANCE TO SUPPLIERS, NET

Advance to suppliers, net consisted of the following:

	As of December 31,
	2025	2024
Advance to suppliers	$43,366	$43,194
Less: impairment loss	(43,366)	(43,051)
Advance to suppliers, net	$-	$143

The movement of impairment loss for the years ended December 31, 2025, 2024 and 2023 were as follows:

	For the years ended December 31,
	2025	2024	2023
Balance at the beginning of the year	$43,051	$42,523	$-
Addition during the period	820	1,546	42,478
Reversal during the period	(693)	(897)	-
Effect of exchange rate differences	188	(121)	45
Balance at the end of the year	$43,366	$43,051	$42,523

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

6. INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,
	2025	2024
Smart electric vehicles	$267	$1,313
Auto parts and other materials	-	1,110
Total	$267	$2,423

During the years ended December 31, 2025, 2024, and 2023, the Group recognized inventory write-downs of US$0.1 million, US$0.9 million and US$16.1, respectively, within cost of revenues. The write-down in 2025 and 2024 was primarily due to the estimated net realizable value of the related inventories falling below their carrying cost.

During the years ended December 31, 2025, 2024, and 2023, the Group recognized inventory write-off of US$0.4 million, nil, and nil, respectively, within other income (expenses), net.

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2025	2024
Amounts due from export agents (i)	$28,057	26,810
Prepaid expenses (ii)	-	$7,386
Deductible input VAT (iii)	3,150	3,015
Deposits (iv)	741	1,572
Prepaid investment funds (v)	1,606	-
Advance to staff	59	696
Others	-	7
Less: allowance for expected credit losses	(28,057)	(2,389)
Less: impairment losses	(3,150)	(8,398)
Prepaid expenses and other current assets, net	$2,406	$28,699

The movement allowance for expected credit losses for the years ended December 31, 2025, 2024 and 2023 were as follows:

	For the years ended December 31,
	2025	2024	2023
Balance at the beginning of the year	$2,389	$-	$-
Addition during the period	24,898	2,423	-
Effect of exchange rate differences	770	(34)	-
Balance at the end of the year	$28,057	$2,389	$-

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS (cont.)

The movement of impairment losses for the years ended December 31, 2025, 2024 and 2023 were as follows:

	For the years ended December 31,
	2025	2024	2023
Balance at the beginning of the year	$8,398	$20,182	$-
Addition during the period	4,192	593	20,187
Write off during the period	(9,580)	(12,259)	-
Effect of exchange rate differences	140	(118)	(5)
Balance at the end of the year	$3,150	$8,398	$20,182

(i)

In April 2023, NWTN Zhejiang entered into vehicle sales agreements with entities including Jizhida’an (Jinhua) Technology Co., Ltd (hereinafter referred to as “Jizhida’an”). Pursuant to these agreements, the vehicles to be sold would be transferred to export agents (such as China National Vehicles IMP. & EXP. Co., Ltd, hereinafter referred to as “Vehicles IMP. & EXP.”) and then purchased by FZCO through separate vehicle sales agreements. These sales agreements were procedural in nature, in order to facilitate the process of vehicles exportation from Mainland China to the Group’s factory in the UAE. In this regard, the Group did not recognize revenue or cost. In addition, the transaction price would be separately settled under each agreement, therefore, the Group recognized the receivables from Jizhida’an in prepaid expenses and other current assets and payables to Vehicles IMP. & EXP in accounts payable. For the years ended December 31, 2025 and 2024, the Group recognized credit losses for the receivables of US$25.7 million and US$2.4 million, respectively, based on the management’ estimation of the collectability of the amounts due from vehicle import and export.

(ii)	Prepaid expenses primarily consisted of directors’ and officers’ insurance expenses to be amortized within a year and prepaid commission expenses for financing and marketing services, advance payment for the potential investment or acquisition as of December 31, 2025 and 2024. For the years ended December 31, 2025 and 2024, the Group recognized impairment losses for the prepaid expenses of US$0.3 million and US$7.2 million, respectively, based on the management’ estimation of the recoverability. For the year ended December 31, 2025, the Group wrote off certain prepayments of approximately US$7.5 million, which had been fully provided for impairment, as management determined that there was no reasonable expectation of receiving the related goods or services or recovery of the amounts. Accordingly, as of December 31, 2025, there were no remaining balances related to these impaired prepayments.

(iii)	Deductible input VAT will be expected to be utilized in the future, and there is no expiry of the deductible input VAT as per the country’s jurisdiction. For the year ended December 31, 2025, the Group recognized impairment losses for the prepaid expenses of US$3.2 million based on the management’ estimation of the recoverability.

(iv)	Deposits mainly consisted of property rental deposits, car rental deposits and export agent deposits. For the years ended December 31, 2025 and 2024, the Group recognized impairment losses of US$0.8 million and US$0.6 million, respectively, based on the management’ estimation of the collectability of the deposits. For the year ended December 31, 2025, the Group wrote off certain receivables of approximately US$1.4 million, which had been provided for, as management determined that there was no reasonable expectation of recovery. Accordingly, as of December 31, 2025, the remaining balance of these deposits was US$0.7 million.

(v)	Prepaid investment represents shares issued in advance in connection with a proposed investment in Aitos pursuant to a share purchase agreement entered into on September 18, 2025. Under the agreement, the Company agreed to acquire 1,745 ordinary shares of Aitos, representing 16.58% of Aitos’s issued and outstanding shares, for total consideration of US$8.29 million, which will be settled through the issuance of 5,181,250 Class B ordinary shares of the Company at a price of US$1.60 per share. For accounting purposes, the prepaid investment was measured based on the fair value of the Company’s Class B ordinary shares on December 19, 2025, the date the shares were issued. As of December 31, 2025, the transaction has not yet been completed. Accordingly, the consideration paid in advance has been recorded as prepaid investment.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of December 31,
	2025	2024
Vehicles held for use (i)	$452	$3,234
Production facilities	2,767	2,748
Electronic equipment(i)	641	775
Furniture(i)	193	283
Leasehold improvement	114	114
Battery and charging swap infrastructure(i)	101	106
Less: Accumulated depreciation	(710)	(1,599)
Less: Impairment of property and equipment (i)	(3,201)	(3,159)
Property and equipment, net	$357	$2,502

(i)	For the year ended December 31, 2025, the Group recognized a loss of US$1.2 million on the disposal of certain property and equipment, including vehicles held for use, primarily due to management’s disposal of assets that had become obsolete or were not adequately maintained.

(ii)	Accumulated impairment loss of property and equipment was US$3.2 million as of December 31, 2025 and 2024, which was recognized on certain property and equipment associated with vehicle manufacturing.

Depreciation expenses were US$0.7 million, US$0.8 million and US$0.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Impairment made for property and equipment was as follows:

Amounts
Balance as at December 31, 2022	$-
Impairment made during the period	3,183
Effect of exchange rate differences	3
Balance as at December 31, 2023	$3,186
Impairment made during the period	-
Effect of exchange rate differences	(27)
Balance as at December 31, 2024	$3,159
Impairment made during the period	-
Effect of exchange rate differences	42
Balance as at December 31, 2025	$3,201

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

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

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

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

For the years ended December 31, 2025, 2024 and 2023, the Group incurred financial expenses related to the 15% guaranteed annual return totaling nil, US$26.1 million and US$30.0 million, respectively. During 2023 and early 2024, the Group made advance payments to the PIPE Investor amounting to US$15.0 million and US$45.0 million, respectively, on behalf of the Pledgors. As the Pledgors have not reimbursed the Group for these payments, the Group recorded amounts due from the Pledgors of US$15.0 million on August 29, 2023 and US$45.0 million on July 1, 2024, respectively, with corresponding credits to additional paid-in capital, reflecting a deemed capital contribution.

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

After evaluating the collectability of these amounts, the Group recorded a full provision for the amounts due from the Pledgors as of December 31, 2025 and 2024, respectively. See Note 24, Related Party Transactions, for further details.

10. LONG-TERM INVESTMENT

	Equity investments accounted for using the equity method	Equity investments without readily determinable fair values
Balance as of December 31, 2022	$-	$-
Investment made (i)	-	15,918
Balance as of December 31, 2023	$-	$15,918
Impairment loss of investment (i)	-	(15,918)
Balance as of December 31, 2024	$-	$-
Investment made	-	-
Balance as of December 31, 2025	$-	$-

(i)	On December 28, 2023, The Group entered into an equity investment term sheet with W. Motors Automotive Group Holding Limited (“W. Motors”), a private company, pursuant to which the Group agreed to issue 308,171 Class B ordinary shares as consideration for its unpaid research and development service fees, and an additional 2,070,000 Class B ordinary shares in exchange for a 5% equity interest in W. Motors. As the Group has neither obtained control over nor been able to exert significant influence on the investee before or after the transaction, the investment is accounted for as a long-term equity investment without readily determinable fair values and measured at cost, and less impairment if any. Given that the fair value of the Group’s ordinary shares is more reliably measurable, being listed on a public exchange, the investment was initially recognized at the fair value of the shares issued by the Group, amounting to approximately US$15.9 million.

As of December 31, 2024, the Group made full impairment on the long-term investment in W. Motors due to the investee’s net liability position.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

11. ACCOUNTS PAYABLE

Accounts payable represent obligations of the Group to suppliers for purchases of vehicles held for sale and raw materials. The Group generally receives credit terms ranging from 0 to 180 days. As of December 31, 2025 and 2024, accounts payable totaled US$29.3 million and US$25.3 million, respectively.

12. LOANS FROM A THIRD PARTY

As of December 31, 2025 and 2024, loans from a third party consisted of the principal and legal fees for the loans from Tianjin Yizhong Jinshajiang Equity Investment Fund Partnership (“Yizhong”). In 2016 and 2017, Tianqi Group entered into two convertible debt agreements with Yizhong. According to the agreements, Yizhong provided loans of US$18.0 million (RMB115.0 million) to the Group. The interest rate for the loans were 8% interest rate per annum, and Yizhong could convert the principal without accrued interest into equity interest of Tianqi Group within one year from the date of signing the agreements. Yizhong didn’t exercise the conversion right in 2017 and 2018, and the Group should repay the principal and the accrued interests to Yizhong. In 2021, Yizhong filed against the Group to claim for the repayment of the accrued interests, legal fees and other fees related to the lawsuit.

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

Tianqi Group executed the instalment plan and repaid the accrued interests and part of the legal fees in the amount of US$6.1 million (RMB 41.4 million) for the year ended December 31, 2022. During 2023, Tianqi Group repaid in the amount of US$7.9 million (RMB56.0 million) according to the instalment plan, leaving a total of US$8.5 million (RMB60.0 million) in debt obligations to Yizhong outstanding. Accordingly, the Group accrued default interests of US$1.8 million, US$1.7 million and US$3.6 million as interest expense, net for the years ended December 31, 2025, 2024 and 2023. As of December 31, 2025, the outstanding balance remains US$15.9 million.

Pursuant to the supplemental settlement agreement dated August 8, 2025, a third-party guarantor provided a joint and several liability guarantee for the Group’s repayment obligations under the instalment plan to Yizhong.

On August 25, 2025, the board of directors approved the settlement of a debt of US$12.5 million (RMB90.0 million) owed by Tianqi Group to Yizhong. Pursuant to the approved arrangement, the Group will issue 10,000,000 Class B ordinary shares to the third-party guarantor, acting as the designated shareholding entity on behalf of Yi Zhong, at a price of US$1.25 per share. This third-party guarantor will sell the shares in the public market and remit the proceeds to Yi Zhong to settle the outstanding debt. As of the issuance of the consolidated financial statements, no shares had been issued under the arrangement.

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

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

13. WARRANTS (cont.)

Public Warrants

As of December 31, 2025 and 2024, the Company had 12,524,392 and 12,524,392 Public Warrants outstanding, respectively. Each whole Public Warrant entitles the registered holder to purchase one-half share of the Company’s Class B ordinary share at a price of US$11.50 per share, subject to the following conditions discussed below.

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

Detail related to Public Warrant activity was as follows:

Public Warrants	Number of Warrants	Weighted Average Exercise Price
Balances as of December 31, 2022	12,526,392	$11.50
Exercised	(2,000)	11.50
Balances as of December 31, 2023	12,524,392	$11.50
Exercised	-	11.50
Balances as of December 31, 2024	12,524,392	$11.50
Exercised	-	11.50
Balances as of December 31, 2025	12,524,392	$11.50

For the years ended December 31, 2025, 2024 and 2023, nil, nil and 2,000 Public Warrants were exercised with the gross proceeds of nil, nil and US$0.01 million, respectively.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

13. WARRANTS (cont.)

Warrant liabilities

As of December 31, 2025 and 2024, the Company had 350,000 Private Warrants, and 690,000 Representative Warrants outstanding, respectively. Each whole Private Warrants entitles the registered holder to purchase one-half share of the Company’s Class B ordinary share at a price of US$11.50 per share, while each whole Representative Warrants entitles one Class B ordinary share at a price of US$12.00 per share.

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

As of December 31, 2025, the remaining contractual terms for the outstanding Private Warrants and Representative Warrants to purchase the Company’s ordinary shares were each 1.9 years.

14. CONVERTIBLE NOTES

On December 10, 2025, the Company entered into a securities purchase agreement with JAK Mobility Ventures II LLC (“JAK”, “the investor”), under which the Company may issue, and JAK may purchase, convertible notes (the “Notes”) in an aggregate principal amount of up to $80 million, in multiple closings, subject to certain conditions. The initial closing occurred on December 10, 2025, at which time the Company issued a convertible note with a principal amount of $8.5 million. After deducting the original issue discount and transaction costs, the Company received net proceeds of approximately $7.14 million.

The Notes mature two years after issuance, bear no interest, and rank pari passu with all other Notes. Upon an Event of Default, the Notes accrue interest at 14% per annum. The Notes are convertible, in whole or in part at any time after issuance, into conversion shares in an amount equal to the (i) product of the principal being converting and 110%, divided by (ii) the lower of (A) the closing price on the day prior to the issuance date and (B) the greater of (I) 90% of the lowest daily VWAP (as defined in the Securities Purchase Agreement) during the 10 Trading Days (as defined in the Securities Purchase Agreement) prior to conversion and (II) the Floor Price (as defined in the Securities Purchase Agreement). The Initial Note matures on December 10, 2027 and has an initial conversion price of US$0.58 per Class B ordinary share.

Proceeds from the Notes are to be used for general corporate purposes and working capital, with up to $1.0 million available for debt repayment, share repurchase, or litigation settlement. The Company also agreed to customary restrictions on issuing additional equity or entering into certain subsequent placements during the covenant period.

The Company has elected to recognize the convertible note at fair value and therefore there was no further evaluation of embedded features for bifurcation. The Company engaged third party valuation firm to perform the valuation of convertible note. The fair value of the convertible note is calculated using the Scenario-based Discounted Cash Flows with Monte Carlo Simulation Model (the “Monte Carlo Model”). The major assumptions used in the Monte Carlo Model are as follows:

	December 10, 2025	December 31, 2025
Risk-free interest rate	3.5981%	3.5656%
Expected life	2 years	1.94 years
Share price	$0.57	$0.31
Volatility	65.55%	65.98%
Conversion Multiple Threshold	1.17x	1.17x

Sensitivity Analysis of Convertible Notes

The fair value of the convertible notes is subject to changes in certain key assumptions, among which the conversion multiple threshold is one of the most significant unobservable inputs.

The conversion multiple threshold represents management’s estimate of the level at which conversion is economically rational and directly impacts the probability and timing of conversion events.

The following table presents a sensitivity analysis of the fair value of the convertible notes as of December 10, 2025 and December 31, 2025, assuming changes in the conversion multiple threshold while all other inputs are held constant. The sensitivity range reflects management’s reasonably possible variation in this unobservable input based on internal estimates and market comparables. Amounts are presented in thousands.

	1.10x	1.17x	1.20x
As of December 10, 2025	10,613	11,124	11,415
As of December 31, 2025	10,478	11,126	11,415

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

15. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2025	2024
Contingent liabilities of Jinghong Dispute (i)	$26,458	$22,904
Contingent liabilities of Loop Dispute (ii)	15,793	14,677
Payroll payable (iii)	8,138	6,137
Lawsuit provision (iv)	5,159	7,360
Accrued expense	5,472	4,343
Output VAT (v)	661	627
Warranty provisions	-	472
Borrowing from a third party	123	172
Others	370	129
Total	$62,174	$56,821

(i)

On May 18, 2022, Tianjin Jinghong Investment Development Group Co., Ltd. (“Jinghong”) filed proceedings with the Group. And the verdict was issued on July 20, 2023 that the Group was ordered to bear a total amount of approximately RMB162.7 million (US$22.9 million), covering equity transfer consideration, disbursement and other relevant expense, which was recognized in accrued expense and other liabilities as of December 31, 2023. As of December 31, 2024, the amount increased to RMB167.2 million (US$22.9 million) with RMB5.7 million (US$0.8 million) of interests accrued on continuous extensions and repayment of RMB1.2 million (US$0.2 million). As of December 31, 2025, the amount increased to RMB185.0 million (US$26.5 million) with RMB17.8 million (US$2.6 million) of interests accrued on continuous extensions for the year ended December 31, 2025. As of the issuance date of the consolidated financial statements, this amount remains outstanding.

(ii)	On May 3, 2023, a winding up petition was brought by Loop Capital Markets LLC (“Loop Capital”) against ICONIQ before Cayman Grand Court (the “Loop Capital Petition”), claiming a total amount of US$10.1 million and warrants totaling 2 million units pursuant to an engagement letter dated February 11, 2022. The dispute was concluded in January 2025 and the Group was ordered by the arbitrator to pay a total of US$14.7 million to settle all claims and counterclaims. As of December 31, 2025 the amount increased to US$15.8 million with US$1.1 million of interests accrued on continuous extensions for the year ended December 31, 2025. As of the issuance date of the consolidated financial statements, this amount remains outstanding.

(iii)	Payroll payable includes human resource litigation amounting to RMB6.3 million (US$0.8 million), which remained unpaid as of December 31, 2025 and the issuance date of the audited consolidated financial statements.

(iv)	Lawsuit provision represented liabilities accrual for closed and on-going lawsuits the Group did not pay or make settlement. The Group regularly reviews these disputes to determine whether its accruals are adequate. The amount of ultimate loss may differ from these estimates.

In January 2023, NWTN Zhejiang invited Tiancheng Coating System Changzhou Co., Ltd. (“Tiancheng”) to bid for a coating production line project and Tiancheng was orally notified as the winning bidder to claim total amount plus interest of RMB94.7 million in February 2024. As of December 31, 2024, the Group considered to bear the obligation of this payment of RMB47.4 million (US$6.5 million), half of the total claimed amount. Subsequently, Tiancheng filed an appeal against the first-instance judgment. Tiancheng claimed that NWTN Zhejiang shall pay RMB30 million (US$4.3 million) as compensation for relevant losses resulting in reversal of RMB17.4 million (US$2.2 million) of the previous recognized lawsuit provision for the year ended December 31, 2025. As of December 31, 2025 and the issuance date of the audited consolidated financial statements, the second-instance proceedings remain ongoing, the Company considered to bear the obligation of this payment and US$4.3 million has been reflected in lawsuit provision.

Xingjing (Guangzhou) Technology Co., Ltd. (“Xingjing”) alleged that under a system development service contract signed in June 2023 for RMB2.6 million, NWTN Zhejiang paid only the initial 30% installment and defaulted on the remaining payments. Through court mediation on April 29, 2025, the parties agreed that NWTN Zhejiang would pay RMB1.8 million (US$0.3 million) by September 30, 2025; as of December 31, 2025 and the issuance date of the audited consolidated financial statements, this amount remains outstanding.

Anfeirui Engineering Technology (Chengdu) Co., Ltd., Shanghai Zhuolun International Logistics Co., Ltd., Hangzhou Yarui Standard Technology Service Co., Ltd., Shanghai Longchuang Automotive Design Co., Ltd., Shanghai Luanming Automobile Technology Co., Ltd., and Shanghai Xundao New Energy Technology Co., Ltd. provided project management, freight forwarding services, technical standard certification services, mold development, supplied interior and exterior modification and customization services to the Group, respectively. However, they failed to collect the payments and sued the Group for totaling US$0.6 million.

Other than the disputes discussed above, as of December 31, 2025 and the issuance date of the audited consolidated financial statements, there were still seven closed lawsuits or mediation against the Group for unpaid claim amount, penalty and accrued interests with minors amounts, which also have been fully recorded as lawsuit provision. For the years ended December 31, 2024 and 2025, the Group recognized a lawsuit provision of $7.5 million and a reversal of $2.5 million, respectively.

(v)	The amounts of output VAT cannot be offset against input tax, since they are arising from different legal entities.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

16. LEASES

The balances for the operating leases where the Group is the lessee are presented as follows:

	As of December 31,
	2025	2024
Operating lease right-of-use assets	$73	$6,383

Lease liabilities – current	$(4)	$(2,250)
Lease liabilities – non-current	-	(4,804)
Total operating lease liabilities	$(4)	$(7,054)

The components of operating lease expenses are as follows:

	For the years ended December 31,
	2025	2024	2023
Operating lease expense	$903	$2,767	$2,383
Short-term lease expense	283	314	2,252
Lease termination expense	56	74	-
Total lease expense	$1,242	$3,155	$4,635

Short-term leases included lease of offices, warehouse and others with a term of 12 months or less, which were excluded from the recognition of right-of-use assets or lease liabilities.

For the year ended December 2025, the Group derecognized right-of-use assets of $5.6 million and lease liabilities of $4.3 million in connection with lease terminations, resulting in a loss on lease termination of US$55,879, which was recognized in consolidated statements of operations.

Both operating lease expense, short-term lease expense and termination expense are recognized as general and administrative expenses and other expense.

Other information related to operating leases where the Group is the lessee is as follows:

	As of December 31,
	2025	2024
Weighted-average remaining lease term (in years)	0.50	2.99
Weighted-average discount rate	3.10%	4.31%

Because most of the leases do not provide an implicit rate of return, the Group used the incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments.

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2025:

For the year ended December 31,	Amounts
2026	$4
Total lease payments	4
Less: imputed interest	-
Total operating lease liabilities, net of interest	$4

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

17. OTHER INCOME (EXPENSES), NET

Other income (expenses), net by nature consisted of the following

	For the years ended December 31,
Nature	2025	2024	2023
Loss of Loop Dispute (see Note 15 for more details)	$-	$(14,677)	$-
Contingent liabilities for litigation (see Note 15 for more details)	2,488	(7,466)	-
Penalty due to breach of contracts	-	(543)	-
Transfer-out of input tax	-	(158)	-
Disposal loss of property and equipment (see Note 8 for more details)	(1,217)	-	-
Income from disposal of R&D vehicles	735	-	-
Loss on inventory write-off	(443)	-	-
Loss of Jinghong Dispute (see Note 15 for more details of Jinghong Dispute)	-	-	(22,971)
Write-off / settlement of long-outstanding receivables and payables	-	-	(1,418)
Individual income tax surcharge due to delayed payroll payments	-	-	(494)
Gain (expenses) incurred resulting from discrepancies in the enforcement payments	-	(135)	4,679
Individual income tax refund	8	121	-
Corporate income tax refund	164
Government subsidies	-	27	1,590
Gain from dissolution of a subsidiary (see Note 19 for more details)	-	-	90
Others	271	(9)	42
Total	$2,006	$(22,840)	$(18,482)

18. INTEREST EXPENSES, NET

	For the years ended December 31,
Nature	2025	2024	2023
Interest expenses on various loans and others	$(9,823)	$(2,756)	$(4,531)
Interest income on cash deposits in banks	21	65	1,283
Total	$(9,802)	$(2,691)	$(3,248)

Interest expense primarily consists of interest accrued on various borrowings, including loans from a third party (refer to Note 12, Loans from a Third Party) and interest expense accrued on Jinghong Dispute, Loop Dispute and others (refer to Note 15 Accrued expenses and other current liabilities).

19. DISSOLUTION OF A SUBSIDIARY

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

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

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

Share-based expenses recognized in general and administrative expenses were nil, nil and US$23.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

2022 Equity Incentive Plan

On August 25, 2025, the Group adopted the 2022 Equity Incentive Plan (“2022 Plan”), which permits the granting of share options, restricted share units, restricted shares, and other equity-based awards to employees, directors, and consultants of the Group. Under the Group’s 2022 Plan, RSUs and restricted shares may vest upon grant or over a period determined at the time of grant, and options will vest as specified in the individual award agreements. The purpose of the 2022 Plan is to attract, retain, and motivate key personnel by providing incentives through equity-based awards, aligning their interests with the long-term success of the Group.

Restricted Shares for existing employees

On August 25, 2025, the Group granted 15 active employees and five independent directors amounting to 43,544,217 restricted shares, and the fair value on the grant date of each restricted share was $1.39.

On September 17, 2025, the Group granted 1 active employee amounting to 800,000 restricted shares, and the fair value on the grant date of each restricted share was $1.93.

On November 28, 2025, the Group granted 1 active employee amounting to 7,142,857 restricted shares, and the fair value on the grant date of each restricted share was $0.70.

The vesting schedules of the share-based awards granted to employees vary depending on factors such as their employment commencement dates and contributions to the Company, as specified in the respective individual award agreements.

For the majority of employees, the vesting schedules are as follows:

●	Employees who joined the Company on or before July 28, 2023: 66% of the total granted shares vested on the grant date, and 17% of the total granted shares will vest on July 17, 2026 and July 17, 2027, respectively.

●	Employees who joined the Company between July 28, 2023 and July 19, 2024: 49% of the total granted shares vested on the grant date, and 17% of the total granted shares will vest on July 17, 2026, July 17, 2027 and July 17, 2028, respectively.

Accordingly, the share-based awards granted to employees contain only service conditions and follow a graded vesting schedule. As such, compensation expense related to these awards is recognized over the requisite service period using the graded vesting attribution method.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

20. SHARE-BASED COMPENSATION (cont.)

The following table summarized the Company’s restricted share activities under the 2022 Plan:

	Number of nonvested restricted shares	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2024	-	$-

Granted	51,487,074	$1.30
Vested	(21,166,544)	$1.39
Forfeited	-	$-

Outstanding as of December 31, 2025	30,320,530	$1.24

Total share-based compensation expenses recognized for these restricted shares for the year ended December 31, 2025 were US$44,598,258. As of December 31, 2025, there was approximately US$22,472,203 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 2.28 years.

Restricted Shares for external consultants

On August 25, 2025, the Group granted 5 external consultants amounting to 7,601,103 restricted shares, and the fair value on the grant date of each restricted share was $1.39.

The vesting schedules are as follows: 66% of the total granted shares vested on the grant date, and 17% of the total granted shares will vest on July 17, 2026 and July 17, 2027, respectively.

Accordingly, the share-based awards granted to external consultants contain only service conditions and follow a graded vesting schedule. As such, compensation expense related to these awards is recognized over the requisite service period using the graded vesting attribution method.

The following table summarized the Company’s restricted share activities under the 2022 Plan:

	Number of nonvested restricted shares	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2024	-	$-

Granted	7,601,103	$1.39
Vested	(5,016,727)	$1.39
Forfeited	-	$-

Outstanding as of December 31, 2025	2,584,376	$1.39

Total share-based compensation expenses recognized for these restricted shares for the year ended December 31, 2025 were US$8,005,939. As of December 31, 2025, there was approximately US$2,559,594 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 1.55 years.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

20. SHARE-BASED COMPENSATION (cont.)

Other share-based compensation

In 2025, the Company issued 5,988,170 ordinary shares to 13 former employees to settle outstanding salaries and as compensation for their past employment or consulting services. For the year ended December 31, 2025, the Company recognized share-based compensation expenses of US$8,058,888 and a loss of US$12,567 related to the settlement of outstanding salaries, measured based on the closing price of the Company’s shares on the respective issuance dates.

On September 18, 2025, the Company agreed to grant an aggregate of 6,000,000 Class B ordinary shares to the core management team of Aitos as performance incentives and retention bonuses. These shares are subject to transfer restrictions and will vest in two tranches, with 50% becoming transferable three months after the closing and the remaining 50% becoming transferable six months after the closing, in accordance with the share purchase agreement. The Company recognized share-based compensation expense of $9,211,326, measured based on the closing price of the Company’s ordinary shares on September 18, 2025. As of December 31, 2025, approximately US$2,488,674 of total unrecognized compensation cost related to the unvested restricted shares remained and is expected to be recognized over a weighted-average period of approximately 0.21 years.

On December 10, 2025, the Company and Burkhan Capital LLC mutually agreed to terminate the convertible note purchase agreement dated September 29, 2025. In connection with the termination, the Company issued 500,000 Class B ordinary shares to Burkhan Capital LLC for advisory services pursuant to related agreements entered into on December 10, 2025. The shares were issued on December 19, 2025 in a private placement and are subject to a six-month lock-up. The Company recognized share-based compensation expense of US$285,000, measured based on the closing price of the Company’s ordinary shares on December 10, 2025.

On September 3, 2025, the Company entered into a standby equity purchase agreement with YA II PN, Ltd. (“Yorkville”), pursuant to which the Company had the right, but not the obligation, to issue and sell up to US$100.0 million of its Class B ordinary shares to Yorkville over a 24-month period. The agreement was subsequently terminated. In connection with the arrangement, the Company issued an aggregate of 479,570 Class B ordinary shares to Yorkville as consideration for Yorkville’s commitment to reserve the standby equity purchase capacity under the agreement, including 239,785 shares issued on September 8, 2025 and 239,785 shares issued on December 19, 2025. The Company recognized share-based compensation expense of US$410,032 for the year ended December 31, 2025, measured based on the closing price of the Company’s ordinary shares on issuance dates.

Pursuant to a supplemental agreement entered into in 2025, Vision Path was added as a new co-obligor and Long Hope Holdings Limited (“Long Hope”) was introduced as an additional guarantor. Both parties jointly assumed joint and several guarantee obligations in respect of the Puluo Debt. As consideration for providing the guarantee services, the Company issued 22,000,000 and 10,000,000 Class B ordinary shares to Vision Path and Long Hope, respectively. These share issuances were accounted for as share-based compensation for guarantee services, with the related expense recognized in the consolidated statements of operations. For the year ended December 31, 2025, the Company recognized share-based compensation expense of US$46,160,000 in connection with this arrangement.

On July 24, 2025, the Company issued 225,500 Class B ordinary shares to TakYuen Colin LAW pursuant to a supplemental agreement as consideration for legal services provided. For the year ended December 31, 2025, the Company recognized share-based compensation expenses of US$306,680, measured based on the closing price of the Company’s shares on issuance dates.

21. TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

The Company’s subsidiaries incorporated in the BVI are not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed..

United Arab Emirates

Our subsidiaries incorporated in United Arab Emirates are currently not subject to taxation in United Arab Emirates, as companies operating in the designated free zones of the UAE and not conducting business activities in the UAE mainland are exempt from corporate taxes or customs duty.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

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

United States

The company’s subsidiary, which incorporated in USA in 2022, is subject to statutory U.S. Federal corporate income tax at a rate of 21% for the years ended December 31, 2025, 2024 and 2023. U.S. does not believe it is more likely than not that the losses are realizable. There is no related tax provision other than state minimum taxes.

The following table sets forth current and deferred portion of income tax expense of the Group:

For the years ended December 31,
	2025	2024	2023
Current income tax expense	$-	$-	$-
Deferred income tax expense	-	-	-
Total income tax expense	$-	$-	$-

Loss before provision for income tax were attributable to the following geographic locations:

	For the years ended December 31,
	2025	2024	2023
Mainland China	$30,345	$38,651	$84,911
Dubai	10,915	33,370	77,134
United States	126,307	100,705	104,650
Total loss before income tax expenses	$167,567	$172,726	$266,695

The following table sets forth reconciliation between the statutory income tax rate and the effective tax rates:

	For the years ended December 31,
	2025	2024	2023
Statutory income tax rate in PRC	25.0%	25.0%	25.0%
Tax effect of non-deductible items	-	-	(0.1)%
Tax effect of undeclared expenses (i)	-	(5.2)%	(2.9)%
Tax effect of fair value change of convertible notes	(0.4)%	-	-
Tax effect of share-based compensation	(17.5)%	-	-
Tax effect of income tax rate differences in jurisdictions other than the PRC	(2.6)%	(2.7)%	(4.4)%
Tax effect of net operating loss not applicable to carryforwards	(0.3)%	7.5%	(6.1)%
Change in valuation allowance	(4.2)%	(24.6)%	(11.5)%
Effective tax rate	-	-	-

(i)	The undeclared expenses mainly represent accrued financial expenses associated with PIPE escrow accounts. These are related expenses for which the Group will not include in the tax return, thereby giving rise to a permanent difference.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

21. TAXATION (cont.)

As of December 31, 2025 and 2024, the significant components of the deferred tax assets were summarized below:

	As of December 31,
	2025	2024
Deferred tax assets：
Net operating loss carried forward	$39,608	$36,748
State net operating loss carried forwards for US entity	718	586
Accrued expenses	652	468
Impairment loss	12,167	13,376
Allowance for expected credit loss	30,512	24,273
Impairment on investments	3,980	3,980
Inventory write-down	4,277	4,249
Lawsuit provision	6,346	5,509
Property and equipment	799	788
Total deferred tax assets	99,059	89,977
Less: valuation allowance	(99,059)	(89,977)
Deferred tax assets, net of valuation allowance	$-	$-

Roll forward of valuation allowance
Balance at the beginning of the year	$89,977	48,363
Allowance made during the year	6,978	42,532
Effect of exchange rate differences	2,104	(918)
Balance at the end of the year	$99,059	89,977

As of December 31, 2025, the Group had net operating loss from US entity of US$11.0 million that will be carried forward indefinitely and state net operating loss from US entity of US$8.9 million recognized in 2024 and US$5.9 million recognized in 2023 that will expire beginning in year 2044 and 2043, if unused, respectively. As of December 31, 2025, the net operating loss carry forward from Mainland China will expire, if unused, as follows:

	Net operating loss carry forward due by schedule
	2026	2027	2028	2029	2030	Total
Net operating loss carry forward	2,639	24,336	39,416	76,836	6,006	149,233

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries of the Group may not be used to offset other subsidiaries’ earnings within the Group. Valuation allowance is considered on each individual subsidiary basis. Valuation allowance of US$99.1 million, US$90.0 million and US$48.4 million had been provided as of December 31, 2025, 2024 and 2023, respectively in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

22. ORDINARY SHARES

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

In October 2023, the performance condition of delivering 12 vehicles is achieved and the Earnout Shares of 3,635,001 Class A ordinary shares was issued to Muse Limited accordingly. See Note 20 for details.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

22. ORDINARY SHARES (cont.)

In April 2023, the Company issued 1,000 Class B ordinary shares for exercise of warrants for the exercise price of US$11.50 per share. In December 2023, the Company issued 2,378,171 Class B ordinary shares of a par value of US$0.0001 each to a shareholder.

On July 31, 2025, the Company issued 84,134 Class B ordinary shares to Sara International Holdings Ltd. (“Sara”) pursuant to a Share Issuance Agreement to settle an outstanding payable to Sara with a principal amount of US$98,865. Based on the closing price of the Company’s ordinary shares on July 31, 2025, the Company recognized a loss of US$18,081 in connection with the settlement of this liability through the issuance of equity.

On August 5, 2025, the Company issued an aggregate of 1,851,852 Class B ordinary shares to two investors, Zhu Li and Shi Zhengjian, consisting of 345,679 and 1,506,173 shares, respectively. The Company received gross proceeds of $140,000 and $610,000 from the respective investors.

On September 18, 2025, the Company issued 5,181,250 Class B ordinary shares to acquire 1,745 ordinary shares of Aitos, representing approximately 16.58% of Aitos’s issued and outstanding share capital. See Note 7 for further details.

During the year ended December 31, 2025, the Company granted an aggregate of 51,487,074 Class B ordinary shares to 17 active employees and five independent directors under share-based compensation arrangements. As of December 31, 2025, 21,166,544 shares had vested and been issued. See Note 20 for further details.

During the year ended December 31, 2025, the Company granted an aggregate of 7,601,103 Class B ordinary shares to five external consultants under share-based compensation arrangements. As of December 31, 2025, 5,016,727 shares had vested and been issued. See Note 20 for further details.

During the year ended December 31, 2025, the Company issued an aggregate of 45,193,240 Class B ordinary shares to former employees and other external service providers in consideration for services rendered or in settlement of outstanding obligations. See Note 20 for further details.

As of December 31, 2025 and 2024, 36,350,011 Class A ordinary shares were issued and outstanding, 334,343,429 and 255,849,682 Class B ordinary shares were issued and outstanding.

Increase in share capital

Effective October 23, 2025, the Group increased its authorized share capital from US$50,000 divided into 500,000,000 shares, comprising (i) 100,000,000 Class A ordinary shares with a par value of US$0.0001 per share and (ii) 400,000,000 Class B ordinary shares with a par value of US$0.0001 per share, to US$400,000 divided into 4,000,000,000 shares, comprising (i) 500,000,000 Class A ordinary shares and (ii) 3,500,000,000 Class B ordinary shares, each with a par value of US$0.0001 per share.

Equity Purchase Facility

On December 11, 2025, the Group entered into an Equity Purchase Facility Agreement (the “EPFA”) with SZOP Opportunities I LLC (“SZOP”), pursuant to which the Group has the right, but not the obligation, to sell up to US$100.0 million of its newly issued Class B ordinary shares to SZOP over the term of the EPFA.

Under the EPFA, the Group may, at its sole discretion and subject to the terms and conditions set forth therein, deliver advance notices to require SZOP to purchase specified amounts of shares (each, an “Advance”), subject to a maximum advance amount per notice. There is no minimum usage requirement and no commitment or non-usage fee. The EPFA limits SZOP’s beneficial ownership to 4.99% of the Group’s outstanding Class B ordinary shares (or voting power), which may be increased or decreased by SZOP upon 61 days’ prior notice, up to a maximum of 9.99%.

The Group is restricted from entering into certain variable rate transactions during the term of the EPFA and is subject to limitations on additional equity issuances during the defined restricted period, including providing SZOP participation rights in certain subsequent placements. As of the issuance of the consolidated financial statements, no shares had been issued under the EPFA.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

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

As of December 31, 2025 and 2024, the non-controlling interests were 4.12% and 4.12%, respectively, of the equity interests in Tianqi Group held by Guozhong Tianhong and the original shareholders, after giving retroactive effect to the Reorganization of the Company.

As of December 31, 2025 and 2024, non-controlling interests in the consolidated balance sheet was US$4.3 million and US$4.0 million respectively.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

24. RELATED PARTY TRANSACTIONS

(a) The table below sets forth the related parties and their relationships with the Group:

No.	Name of Related Parties	Relationship
1	ICONIQ (Tianjin) New Energy Technology Research Institute (“ICONIQ Institute”)	Controlled by the Company’s Executive Chairman, Mr. Alan Nan Wu (100%)
2	Shenzhen Yinghehuicheng Investment Center (Limited Partnership) (“Shenzhen Yinghehuicheng”)	A company controlled by a shareholder of the Company, and also a non-controlling shareholder of Tianqi Group
3	Tianjin Tuoda Enterprise Management Service Co., Ltd. (“Tianjin Tuoda”)	A company controlled by a group of shareholders of the Company, and also a non-controlling shareholder of Tianqi Group
4	Mr. Alan Nan Wu	Shareholder and Executive Chairman of the Company
5	Vision Path Holdings Limited (“Vision Path”) *	Shareholder of the Company
6	Shanghai OBS Culture and Technology Co., Ltd. (“Shanghai OBS”)	A company in which the Group holds a 20% equity interest. Mr. Aaron Huainan Liao, the Company’s Vice Chairman & Executive Global President, is the Chief Executive Officer of Shanghai OBS.
7	Al Ataa	Shareholder of the Company
8	Muse Limited	A company 100% held by Mr. Alan Nan Wu
9	Mr. Benjamin Zhai	Chief Executive Officer and Executive Director of the Company
10	My Car (Shenzhen) Technology Co., Ltd. (“My Car”)	A company which Mr. Alan Nan Wu held 25.3% and nil equity interest as of June 26, 2023 and June 30, 2023, respectively
11	Long Hope Holdings Limited (Long Hope) *	Shareholder of the Company

*	Vision Path and Long Hope were added as additional guarantors and jointly undertook joint and several guarantee obligations in respect of the Puluo Debt. See Note 26 Commitments and Contingencies.

(b) The Group had the following significant related party transactions for the years ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
Nature	2025	2024	2023
Expense paid by a related party on behalf of the Group
– Mr. Benjamin Zhai (i)	$205	$-	$-
– Mr. Alan Nan Wu (ii)	-	(54)	(53)
Technical service provided by a related party
– Shanghai OBS	-	-	380
Loan proceeds from related parties
– Mr. Benjamin Zhai (i)	95	-	-
– Mr. Alan Nan Wu (ii)	1,034	-	-
Repayments to a related party
– Mr. Alan Nan Wu (ii)	188	480	4,658
Repayments of Mr.Nan Wu loan by Tianjin Tuoda
– Mr. Alan Nan Wu (iii)	-	-	1,592
Loan to related parties
– Shanghai OBS	16	63	-
– Tianjin Tuoda (iii)	95	-	15,679
Interest expenses of loan from a related party
– Mr. Benjamin Zhai (i)	150	-	-
Accrued financial expenses to PIPE Investor
– Al Ataa (see Note 9 PIPE escrow account for details)	-	(36,137)	(30,000)
Share-based compensation
– Muse Limited (see Note 20 share-based compensation for details)	-	-	23,338
– Vision Path (see Note 20 share-based compensation for details)	32,560	-	-
– Long Hope (see Note 20 share-based compensation for details)	$13,600	$-	$-

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

24. RELATED PARTY TRANSACTIONS (cont.)

(c) The Group had the following related party balances with the related parties mentioned above:

	As of December 31,
	2025	2024
Amounts due from related parties:
– Tianjin Tuoda (iii)	$14,326	$13,662
– Mr. Alan Nan Wu (ii)	287	1,569
– Shanghai OBS	81	62
– The Pledgor (see Note 9 PIPE escrow account for details)	60,000	60,000
Subtotal	$74,694	$75,293
Less: Allowance for expected credit loss (see Note 9 PIPE escrow account for details)	(74,694)	(75,293)
Amount due from related parties, net	$-	$-

Amounts due to related parties, current:
– Vision Path (iv)	$4,855	$4,651
– Shenzhen Yinghehuicheng	672	644
– Mr. Benjamin Zhai (i)	450	-
Total	$5,977	$5,295

(i)	On April 16, 2025, the Group entered into a loan agreement with the Mr. Benjamin Zhai, pursuant to provide a loan in the principal amount of US$300. The loan has a term of 12 months from the date the funds are received by the Group. Under the terms of the agreement, the Company is required to repay a total amount of US$450 upon maturity, representing principal of US$300 and total interest of US$150. The effective annual interest rate is approximately 50%. Of the total loan proceeds, approximately US$95 was remitted directly to the Group, and the remaining US$205 was paid by Mr. Benjamin Zhai on behalf of the Group to settle audit service fees.

(ii)	In 2022, My Car paid loan and expenses on behalf of the Group totaled US$5.5 million, which were interest-free and repayable on demand, and the Group repaid US$5.8 million. The Group provided loan to My Car of US$1.5 million which was transferred to Mr. Nan Wu from My Car, as a result, the balance of amounts due from My Car as of December 31, 2025 and 2024 was nil.

In 2022, Mr. Nan Wu paid loan and expenses on behalf of the Group totaled US$3.8 million, net off the expenses the Group paid for Mr. Nan Wu. Mr. Nan Wu also provided interest-free loans of US$2.9 million to the Group for ordinary operations in 2022, which was repayable on demand. In 2023, the Group had repaid the amount in full to Mr. Alan Nan Wu.

In 2024, the Group made repayments to Mr. Nan Wu of US$0.5 million. In 2025, the Group received interest-free loans of US$1.0 million from Mr. Nan Wu and made repayments of US$0.2 million.

(iii)	In April 2022, Tianjin Tuoda and the Group entered into a financing service agreement that Tianjin Tuoda would provide financing service for a 6.5% commission fee. In 2022, a PIPE amounted to US$200 million wired into the Group as permanent equity, which was associated with Tianjin Tuoda’s financing service. As a result, the commission fee payable to Tianjin Tuoda was US$13 million, which was recognized as additional paid-in capital in the consolidated financial statements.

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

In the second half of 2023, the Group continued to provide a series interest-free loans amounting to US$15.7 million to Tianjin Tuoda to support its normal operations. In 2025, the Group continued to provide a series interest-free loans amounting to US$0.1 million to Tianjin Tuoda. As of December 31, 2025 and 2024, US$14.3 and US$13.7 million remains outstanding.

(iv)	In August 2022, Vision Path, the Group and Hainan Union Management Co., Ltd (“Hainan Union”) entered into a share transfer agreement. Under the agreement, Vision Path would sell its shares of the Group to Hainan Union with an amount of US$5.0 million and provided the amount to the Group as an interest-free loan for two years to support the Group’s normal operations. Among them, US$3.0 million would be due on August 24, 2024 and the rest would be due on September 27, 2024. In 2025, the Group negotiated with Vision Path and consented to have an extension of payment of the total loan to extend the repayment date to December 31, 2026. As of December 31, 2025 and 2024, US$4.7 million is due and in default and the Group does not make any payment to Vision Path.

As of December 31, 2025, the Group recorded full credit losses for amounts due from related parties based on the management’ estimation of the collectability.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

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

As a result of these PRC laws and regulations, the Group’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Group. As of December 31, 2025 and 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s subsidiaries, that are included in the Group’s consolidated net assets were approximately US$81.4 million and US$88.0 million.

26. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is, from time to time, subject to claims and disputes arising in the normal course of business. In the opinion of the management, while the outcome of any such claims and disputes cannot be predicted with certainty, its ultimate liability in connection with these matters is not expected to have a material adverse effect on the Group’s results of operations.

Except for the Disputes described below, the Group is not aware of any pending or threatened claims or litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

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

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

26. COMMITMENTS AND CONTINGENCIES (cont.)

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

As of December 31, 2023, 2024 and 2025, the Puluo Debts payable by Guozhong Tianhong were US$153.2 million, US$149.1 million and US$155.6 million, and the Indemnification payable by Tianjin Tuoda were US$71.7 million, US$73.3 million and US$80.7 million, respectively.

Pursuant to a supplemental agreement entered into in 2025, Vision Path was added as a new co-obligor and Long Hope Holdings Limited was introduced as an additional guarantor, both jointly undertaking the relevant joint and several guarantee obligations. The parties further acknowledged that, except in the case of acceleration events, the creditors will not seek to enforce the Group’s joint and several guarantee obligations under the termination agreement before December 31, 2027.

In consideration for the provision of guarantee services by Vision Path and Long Hope, the Company issued 22 million and 10 million Class B ordinary shares, respectively, to the guarantors. The Company recognized share-based compensation expense of US$46.2 million for the year ended December 31, 2025 in connection with this arrangement. See Note 20 Share-based compensation for details.

The management assessed the Joint and Several Liability in accordance with ASC 405-40. As of December 31, 2024 and 2025, the Company has not recognized a liability in respect of such arrangement, based on the following considerations:

(i) Enforcement restriction

Under the relevant agreements, except in the case of specified acceleration events, the creditors are not entitled to enforce the Group’s joint and several guarantee obligations prior to December 31, 2027. As of December 31, 2025, no acceleration event had been triggered.

(ii) Assessment of acceleration and legal analysis

Based on the contractual terms and relevant legal analysis, the Company has not triggered any acceleration events as of December 31, 2025. Furthermore, the arrangement does not specify the Company’s payment obligations, and accordingly, no present obligation requiring recognition has been identified as of December 31, 2024 and 2025.

(iii) Mitigation considerations

Management believes that, even in the event of potential acceleration, it would take appropriate actions to address and resolve any related obligations.

(iv) Subsequent disposal of ICONIQ Holding Limited

In February 2026, the Company completed the disposal of ICONIQ Holding Limited. Under the relevant transaction agreement, all liabilities and guarantees of ICONIQ Holding Limited, whether contingent or actual, remain the responsibility of the purchaser, and the Company has no continuing liability. As the contractual arrangements relating to the Puluo Debt were entered into by ICONIQ Holding Limited, the Company believes it has no remaining exposure following the disposal. See Note 28 Subsequent events for details.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

26. COMMITMENTS AND CONTINGENCIES (cont.)

Canshi Dispute

On July 31, 2021, Shanghai Canshi Investment Management Co., Ltd. (“Canshi”), Tianjin Tuoda, the Group, and Mr. Alan Nan Wu entered into a supplementary settlement agreement. Under this agreement, the Group agreed to provide a joint and several guarantee for Tuoda’ s repayment of a RMB10 million loan (plus accrued interest at 12% per annum from July 1, 2016), and further undertook to compensate Canshi in connection with the Group’ s overseas listing. The compensation was to be paid six months after the Group’ s listing and was calculated with reference to Canshi’ s notional equity interest at a RMB250 million valuation, multiplied by 50% of the average closing price of the Group’ s shares over 20 trading days prior to the due date. Mr. Alan Nan Wu also provided a joint and several guarantee for the Group’s obligations.

The Group completed its listing on November 14, 2022, and the compensation became due on May 14, 2023. The Group, however, failed to make the payment. On April 28, 2025, Canshi filed a civil complaint with the Shanghai No. 1 Intermediate People’ s Court against the Group, Mr. Alan Nan Wu, and Mr. Fu Xing, claiming (i) compensation of RMB238.7 million, (ii) liquidated damages of RMB7.3 million, and (iii) related fees and costs, with joint and several liability sought from Mr. Alan Nan Wu and Mr. Fu Xing. The total claimed amount is approximately RMB246.3 million. The case is currently pending.

According to the legal opinion dated September 25, 2025, the relevant clause of the agreement has been deemed invalid and is unlikely to be upheld by the courts. As a result, no compensation is expected to be payable under this claim, and the estimated liability arising from this litigation is nil. The Group does not expect any material adverse impact from this matter.

27. SEGMENT REPORTING

The Group operates in a single operating segment and has one reportable segment, which includes all activities related to the sales of smart electric vehicles and auto parts and materials. The determination of a single segment is consistent with the consolidated financial information regularly provided to the Group’s chief operating decision maker (“CODM”). The CODM uses consolidated net loss for the purpose of assessing performance, making operating decisions and allocating resources. The measurement of segment assets is reported on the balance sheet as total consolidated assets.

The table below provides information about Group’s segment (in thousands):

	For the years ended December 31,
	2025	2024	2023
Revenues	$950	$11,995	$37,333

Less:
Cost of revenues	(356)	(9,327)	(49,014)

Segment gross (loss) profit	594	2,668	(11,681)

Less:
Depreciation and amortization	(699)	(775)	(800)
Amortization of operating lease right-of-use asset	(903)	(2,767)	(2,383)
Changes in fair value of warrant liabilities	(35)	236	212
Change in fair value of convertible notes	(2,626)	-	-
Disposal loss of property and equipment	(1,217)	(37)	-
Lawsuit provision	(1,143)	(22,143)	-
Inventory write-downs	(109)	(890)	(16,107)
Allowance for expected credit losses	(23,691)	(64,411)	(22,766)
Impairment loss	(4,319)	(1,242)	(62,665)
Interests on loans from a third party	(1,831)	(1,751)	(3,578)
Salary expenses	(5,248)	(14,543)	(20,593)
Rental expenses	(1,242)	(3,155)	(4,635)
Share-based compensation expenses	(117,036)	-	(23,338)
Financial expenses on PIPE (see Note 9 for details)	-	(36,137)	(30,000)
Other operating expenses	(266)	(2,248)	(46,631)
Interest expenses, net	(9,802)	(2,691)	(3,248)
Other income (expenses), net	2,006	(22,840)	(18,482)
Segment loss	$(167,567)	$(172,726)	$(266,695)

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

28. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements, except for the events mentioned below, the Company did not identify any subsequent events with material financial impact on the Company’s consolidated financial statements.

Conversion of convertible note

In January 2026, JAK completed a series of conversions with an aggregate conversion amount of US$2.7 million. Pursuant to these conversions, the Group issued 14,671,200 ordinary shares at conversion prices ranging from US$0.12 to US$0.25 per share, as of the issuance date of the consolidated financial statements. The conversions were settled through the issuance of ordinary shares and did not involve any cash outflows. Upon each conversion, the carrying amount of the respective convertible notes, which had been measured at fair value as of December 31, 2025, was derecognized, and equity was recognized for the fair value of shares issued.

Disposal of ICONIQ Holding Limited

Subsequent to the reporting period, on February 5, 2026, the Company entered into a share transfer agreement with Energy Plus Management Limited, pursuant to which the Company agreed to dispose of its entire equity interest in ICONIQ Holding Limited, representing 100% of the issued and outstanding shares of ICONIQ Holding Limited, for a nominal consideration of US$1.00. The transaction has been completed in February 2026.

The Company determined that the disposal represents a significant strategic transaction. A disposal gain of US$59.6 million was recognized assuming the disposal occurred on June 30, 2025. This amount is based on ICONIQ Holding’s net assets as of that date, which is consistent with the independent valuation. The actual gain on disposal may differ from US$59.6 million due to changes in ICONIQ Holding’s net assets between June 30, 2025 and the actual disposal date.

As of December 31, 2025, ICONIQ Holding Limited remained fully operational and continued to be consolidated in the Company’s financial statements. Although management had conducted preliminary internal evaluations of strategic alternatives relating to ICONIQ during the second half of 2025, no binding commitment to sell had been approved by the Board of Directors, no definitive buyer had been identified, and no legally binding sale documentation had been executed as of that date.

Accordingly, the Company determined that, as of December 31, 2025, ICONIQ Holding Limited did not meet the criteria to be classified as held for sale under ASC 360-10-45-9, nor did the disposal qualify for presentation as a discontinued operation under ASC 205-20. The execution of the share transfer agreement and related approvals occurred after the reporting period and therefore represent a non-adjusting subsequent event. No reclassification or adjustment was required in the consolidated financial statements for the year ended December 31, 2025.

Acquisition of a Subsidiary

The Company, through its indirectly wholly owned subsidiary Robo.ai Investments L.L.C.-FZ, entered into a share purchase agreement dated February 19, 2026 with Yuntao Liu, the 100% owner of Chinasky Car Trading FZE (the “Target’), an automobile trading company incorporated in Dubai, UAE, to acquire 51% of the Target for US$1,000,000, payable in 7,388,799 Class B ordinary shares of the Company (the “Consideration Shares”), which are subject to a four-year lock-up and will be released in four equal annual tranches. The Company, through Robo.ai Investments L.L.C.-FZ, will support the Target in additional business lines, including leasing, automotive parts sales, after-sales service, and insurance-related projects, while the Target will provide a global distribution and logistics network across the Middle East, Central and West Asia, Eastern Europe, and North Africa to accelerate the commercialization of the Company’s intelligent hardware and mobility solutions. The agreement also provides pre-emptive and first refusal rights.

Entry into a Joint Venture Agreement with DaBoss.AI Inc.

On February 9, 2026, Robo.ai Inc. (the “Company”), through its indirectly wholly owned subsidiary, Robo.ai Investments L.L.C.-FZ, entered into a joint venture agreement with DaBoss.AI Inc. to establish a joint venture under the laws of the United Arab Emirates for the purpose of operating an Embodied AI data collection center within the Gulf Cooperation Council (“GCC”) region.

Pursuant to the agreement, Robo.ai Investments L.L.C.-FZ will be responsible for providing non-technical infrastructure and operational support, while DaBoss.AI Inc. will be responsible for the technical and commercial operations of the joint venture. The Company is expected to beneficially own 51% of the equity interests of the joint venture and, upon establishment, intends to consolidate the financial results of the joint venture in accordance with U.S. GAAP.

ROBO.AI INC.

(FORMERLY KNOWN AS NWTN Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

28. SUBSEQUENT EVENTS (cont.)

The joint venture is expected to be established within 60 days following the execution of the agreement. The board of directors of the joint venture will consist of five members, three appointed by Robo.ai Investments L.L.C.-FZ and two appointed by DaBoss.AI Inc. The chief executive officer will be nominated by DaBoss.AI Inc., and the chief financial officer will be nominated by Robo.ai Investments L.L.C.-FZ. Certain reserved matters require the approval of shareholders representing at least two-thirds of the voting power or the affirmative vote of the director appointed by DaBoss.AI Inc.

The initial project of the joint venture is expected to involve the deployment of a distributed data collection network in the United Arab Emirates. The agreement also provides that certain data collection and annotation business opportunities within the GCC region will be conducted exclusively through the joint venture and includes customary shareholder rights, including buyout rights, liquidation rights, rights of first refusal, and drag-along rights. The agreement has an initial term of ten years and may be renewed or terminated in accordance with its terms.

Entry into a Joint Venture Agreement with Tachyon9 Corporation

On January 28, 2026, Robo.ai Inc. (the “Company”), through its indirectly wholly owned subsidiary, Robo.ai Investments L.L.C.-FZ, entered into a joint venture agreement with Tachyon9 Corporation to establish a joint venture under the laws of the United Arab Emirates to invest in, develop, own, and operate data center facilities. Pursuant to the agreement, the Company will beneficially own 51% of the joint venture and, accordingly, will consolidate the joint venture’s financial results under U.S. GAAP. The joint venture is expected to be established within 60 days from the date of the agreement. The board of directors of the joint venture will consist of three members, two appointed by the Company’s subsidiary and one appointed by the other joint venture party. The CEO will be appointed jointly by both parties, while the CFO will be appointed by the Company’s subsidiary.

The joint venture’s first material project will involve the development and operation of a data center facility with a target design capacity of approximately 20 megawatts (MW) of critical IT load. The project is expected to be located in the Asia-Pacific or Middle East and North Africa regions, with the specific site to be mutually agreed upon following a feasibility study.

The joint venture agreement has a term of 10 years, which may be extended by written mutual consent or terminated pursuant to the agreement. The agreement also provides for certain shareholder rights, including buyout rights, liquidation rights, right of first refusal, and drag-along rights.

Reverse Stock Split

On April 1, 2026, the Company announced that it would implement a 1-for-20 reverse stock split of all classes of its ordinary shares, including Class A and Class B ordinary shares. The reverse stock split was approved by the Company’s board of directors on January 19, 2026. Upon effectiveness, the number of outstanding shares decreased from 36,350,011 to 1,817,501 for Class A ordinary shares, and from 355,750,058 to 17,787,525 for Class B ordinary shares. Concurrently, the par value of the Company’s ordinary shares increased from US$0.0001 per share to US$0.002 per share.

The reverse stock split was implemented to regain compliance with the US$1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. The reverse stock split affects all shareholders proportionately and does not alter any shareholder’s ownership percentage, except for adjustments resulting from the treatment of fractional shares.

All outstanding options, warrants, and other convertible securities were proportionately adjusted in accordance with their respective terms. No fractional shares were issued in connection with the reverse stock split, and any fractional shares otherwise issuable were rounded up to the nearest whole share.

The reverse stock split has been retrospectively reflected in the calculation of earnings per share. Except for EPS, no full retrospective adjustment has been made to prior period share or per-share information in the accompanying consolidated financial statements and related disclosures.

Adoption of Equity Incentive Plan (EIP 2026)

On February 27, 2026, the Company adopted the Equity Incentive Plan (2026) (the “EIP 2026”), which is substantially consistent with the Company’s previously adopted Equity Incentive Plan (2022) (the “EIP 2022”), except that the EIP 2026 authorizes the issuance of up to 50% of the Company’s Class A ordinary shares under the employee share incentive scheme.

All awards previously granted under the EIP 2022 remain outstanding and continue to be governed by their respective terms. The Board of Directors approved the EIP 2026 to promote the Company’s long-term growth and profitability by providing performance-based incentives to employees, directors and consultants.

Meanwhile, the Board approved the issuance of 18,000,000 Class A ordinary shares to Nan Wu, the Executive Chairman, under the Equity Incentive Plan (EIP 2026). The shares were issued in accordance with the terms of the EIP 2026 and the corresponding award agreement.